As confidentially submitted to the Securities and Exchange Commission on November 12, 2025.
The draft registration statement has not been filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________

Securitize Holdings, Inc.
(Exact Name of Registrant as Specified in Its Charter)

____________________

Delaware	6199	41-2455527
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

For co-registrant, see “Table of Co-Registrant” on the following page.

78 SW 7th Street, Suite 500
Miami, FL 33130
Telephone: (646) 918-5012
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

____________________

Carlos Domingo
Chief Executive Officer
78 SW 7th Street, Suite 500
Miami, FL 33130
Telephone: (646) 918-5012
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

Copies to:

Derek Dostal Lee Hochbaum Joseph A. Hall Daniel P. Gibbons Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Michael Traube Javad Husain Kenneth A. Lefkowitz Gary J. Simon Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004 (212) 837-6000

____________________

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging Growth Company	☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANT

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Securitize, Inc.	Delaware	6199	82-4308106

____________

(1)      The co-registrant has the following principal executive offices: 78 SW 7th Street, Suite 500, Miami, FL 33130.

(2)      The agent for service for the co-registrant is: c/o Carlos Domingo, Chief Executive Officer, 78 SW 7th Street, Suite 500, Miami, FL 33130.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, Securitize Holdings, Inc. and Securitize, Inc., the co-registrants (the “Co-Registrants”) of this Confidential Draft Registration Statement on Form S-4 (the “Registration Statement”), are omitting (i) the interim unaudited consolidated financial statements of Securitize, Inc. as of and for the three- and six-month periods ended June 30, 2025, (ii) the interim unaudited financial statements of Securitize Holdings, Inc. as of and for the three- and six-month periods ended June 30, 2025, (iii) the interim financial statements of Cantor Equity Partners II, Inc. as of and for the three- and six-month periods ended June 30, 2025, and (iv) the unaudited pro forma condensed combined balance sheet as of June 30, 2025 and the unaudited pro forma condensed combined statements of operations for the six-months ended June 30, 2025, after giving effect to the Business Combination (as defined in this proxy statement/prospectus), because they relate to historical periods that the Co-Registrants believe will not be required to be included in the proxy statement/prospectus at the time of the contemplated public filing of the Registration Statement. The Co-Registrants intend to amend the Registration Statement to include all financial information required by Regulation S-X, at or before the date such amended Registration Statement is publicly filed.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell or issue these securities offered by this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This preliminary proxy statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED            , 2025

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
CANTOR EQUITY PARTNERS II, INC.
AND
PROSPECTUS FOR UP TO 24,000,000 SHARES OF COMMON STOCK OF SECURITIZE HOLDINGS, INC.

To the Shareholders of Cantor Equity Partners II, Inc. (“CEPT Shareholders”):

You are cordially invited to attend the extraordinary general meeting (the “Meeting”) of the shareholders of Cantor Equity Partners II, Inc., a Cayman Islands exempted company (“CEPT”), which will be held at 10:00 a.m., Eastern Time, on            , 2026. The Meeting will be held at the offices of Hughes Hubbard & Reed LLP at One Battery Park Plaza, 10th Floor, New York, New York 10004 and virtually over the Internet by means of a live audio webcast. You or your proxyholder will be able to attend and vote at the Meeting in person or by visiting            and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the Meeting, registered shareholders and beneficial owners (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. This proxy statement/prospectus includes additional instructions on how to access the Meeting and how to listen, vote and submit questions from home or any remote location with Internet connectivity.

CEPT is a Cayman Islands exempted company incorporated as a blank check company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, which we refer to as an “acquisition target.”

On October 27, 2025, CEPT, Securitize, Inc., a Delaware corporation (“Securitize”), Securitize Holdings, Inc., a Delaware corporation (“PubCo”), Senna Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of CEPT (“Company Merger Sub”) and Pinecrest Merger Sub, a Cayman Islands exempted company (“SPAC Merger Sub”), entered into a business combination agreement (as amended, restated or otherwise modified from time to time, the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, upon the consummation of the transactions contemplated thereby (the “Closing”), (i) CEPT will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving entity (the “CEPT Merger”), and with (a) CEPT Shareholders holding Class B ordinary shares, par value $0.0001 per share, of CEPT (“CEPT Class B Ordinary Shares”), receiving one Class A ordinary share, par value $0.0001 per share, of CEPT (the “CEPT Class A Ordinary Shares” and together with the CEPT Class B Ordinary Shares, the “CEPT Ordinary Shares”), for each CEPT Class B Ordinary Share held by such CEPT Shareholder immediately prior to the CEPT Merger (other than the Surrendered CEPT Shares), and (b) immediately thereafter, CEPT Shareholders holding CEPT Class A Ordinary Shares receiving one share of common stock, par value $0.0001 per share, of PubCo (“PubCo Common Stock”), for each CEPT Class A Ordinary Share held by such CEPT Shareholder at the time of the CEPT Merger (other than any Public Shares (as defined below) which are the subject of valid redemption requests (as described below) and any treasury shares), and (ii) at least two (2) hours after the CEPT Merger, Company Merger Sub will merge with and into Securitize, with Securitize continuing as the surviving entity (the “Securitize Merger”, and together with the CEPT Merger, the “Mergers”), and stockholders of Securitize (“Securitize Stockholders”) receiving shares of PubCo Common Stock in exchange for their shares of common stock of Securitize (“Securitize Shares”). As a result of the Mergers and the other transactions contemplated by the Business Combination Agreement (the “Business Combination”), SPAC Merger Sub and Securitize will become wholly-owned subsidiaries of PubCo and PubCo will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

Contemporaneously with the execution of the Business Combination, on October 27, 2025, PubCo, CEPT and Securitize entered into subscription agreements (the “PIPE Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPT Merger, 22,500,000 CEPT Class A Ordinary Shares (the “PIPE Shares”), at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $225 million. The PIPE Investors are permitted under the PIPE Subscription Agreements to satisfy their commitments thereunder through the purchase of CEPT Class A Ordinary Shares on the public market, subject to certain restrictions set forth therein.

Contemporaneously with the execution of the Business Combination Agreement, CEPT, PubCo, Securitize and certain Securitize Stockholders entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which, among other things, the Securitize Stockholders party to the Shareholder Support Agreement agreed (i) not to transfer their Securitize Shares, and to vote their Securitize Shares in favor of the Business Combination Agreement and the Transactions (including by execution of a written consent), (ii) not to facilitate any Company Acquisition Proposal, (iii) to terminate certain shareholders agreements with Securitize (with certain exceptions), effective immediately prior to Closing, and (iv) to release the Sponsor, CEPT, Securitize, and their subsidiaries from pre-Closing claims, subject to customary exceptions.

Contemporaneously with the execution of the Business Combination Agreement, CEPT, PubCo and Cantor EP Holdings II, LLC (the “Sponsor”) entered into the Sponsor Support Agreement, dated as of October 27, 2025 (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed (i) to vote its CEPT Ordinary Shares in favor of the adoption and approval of the Business Combination Agreement and the Business Combination and each of the other Proposals to be approved by CEPT Shareholders at the Meeting (the “CEPT Shareholder Approval Matters”), (ii) to vote its CEPT Ordinary Shares against any alternative transactions, (iii) to comply with the restrictions imposed by the letter agreement, dated as of May 2, 2025, by and among CEPT, the Sponsor and the other parties thereto (the “Insider Letter”), including the restrictions on transferring and redeeming CEPT Ordinary Shares in connection with the Transactions, (iv) to waive the anti-dilution rights of the issued and outstanding CEPT Class B Ordinary Shares set forth in CEPT’s amended and restated memorandum and articles of association (the “CEPT Memorandum and Articles”), (v) to surrender, for no consideration, up to 30% of its CEPT Class B Ordinary Shares immediately prior to, and conditioned upon, the consummation of the CEPT Merger (the “Surrendered CEPT Shares”) (such number of Surrendered CEPT Shares to be determined pursuant to a formula taking into account the number of shares redeemed by CEPT Shareholders in the Business Combination and the gross proceeds from the PIPE Investments exceeding $100.0 million), (vi) that the shares of PubCo Common Stock received by the Sponsor in exchange for its CEPT Class B Ordinary Shares (other than any Surrendered CEPT Shares) (any such remaining shares, the “Post-Combination Founder Shares”) will be subject to a six months lock-up, subject to early release, and (vii) subject to and conditioned upon the Closing, that the Sponsor Note (as defined below), the Sponsor Loan (as defined below), and any other amounts outstanding from the Sponsor to CEPT shall, at the election of the Sponsor, be repaid either in cash or in PubCo Common Stock at $10.00 per share. In addition, the Sponsor agreed to subject up to 30% of its Post-Combination Founder Shares to vesting and potential forfeiture based on certain earn-out targets (as further described in “The Business Combination — Other Transaction Agreements — Sponsor Support Agreement).

Contemporaneously with the Closing, CEPT, PubCo, the Sponsor, and certain Securitize Stockholders will enter into an Amended and Restated Registration Rights Agreement that will amend and restate the registration rights agreement, dated as of May 1, 2025, by and between CEPT and the Sponsor, (the “Amended and Restated Registration Rights Agreement”), pursuant to which PubCo will (i) assume the registration obligations of CEPT under such registration rights agreement, with such rights applying to the shares of PubCo Common Stock and (ii) provide registration rights with respect to the resale of shares of PubCo Common Stock held by the Sponsor and the Securitize Stockholders party thereto.

Upon the completion of the Business Combination and the consummation of the PIPE Investment, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares in connection with the Business Combination, that all PIPE Investors fund their commitments in their PIPE Subscription Agreements in cash, and that the Sponsor Loan, the Sponsor Note, and any other amounts owing from CEPT to the Sponsor are repaid in cash, (i) Public Shareholders, (ii) the PIPE Investors, (iii) the Sponsor and its Affiliates, (iv) the directors and officers of CEPT, and (v) the Securitize Stockholders, in each case, will own approximately 14.1%, 13.1%, 3.8%, 0% and 69.0% of the issued and outstanding shares of PubCo Common Stock, respectively.

The price per share of PubCo Common Stock is $10.00 per share for (i) Public Shareholders, (ii) the PIPE Investors, (iii) the Sponsor and its Affiliates, (iv) the directors and officers of CEPT, and (v) the Securitize Stockholders.

The aggregate value of the total consideration that the Sponsor and its Affiliates will receive at the Closing, comprising shares of PubCo Common Stock valued at $10.00 per share (in exchange for the CEPT Ordinary Shares currently held by the Sponsor), cash fees to be paid to Cantor Fitzgerald & Co. (“CF&Co.”), an affiliate of the Sponsor, as further described herein and the repayment of amounts owing to the Sponsor is approximately $99.0 million, assuming that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, the up to 30% of shares of PubCo Common Stock to be received by the Sponsor at the Closing which will be subject to an earnout, as described in the section entitled “The Business Combination — Business Combination Agreement”) (such earnout, the “Sponsor Earnout” and the shares of PubCo Common Stock subject to the Sponsor Earnout, the “Sponsor Earnout Shares”) are earned and not forfeited, the Sponsor Loan is fully drawn (for a maximum amount of $1,750,000) but no other amounts are owing from CEPT to the Sponsor, and that all PIPE Investors fund (or are deemed to have funded) their commitments in their PIPE Subscription Agreements.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the Meeting scheduled to be held on            , 2026.

The CEPT Class A Ordinary Shares are currently listed on The Nasdaq Global Market under the symbols “CEPT.” If PubCo’s application for listing is approved, shares of PubCo Common Stock are expected to be traded on The Nasdaq Global Market or another national securities exchange under the symbol “SECZ.” The CEPT Class A Ordinary Shares will not trade after the Closing.

Each of CEPT and PubCo is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements. PubCo is, and will be, after the consummation of the Business Combination, considered a “controlled company” under Nasdaq Rules, and may be exempt from certain corporate governance requirements thereunder.

Interests of the Sponsor and CEPT’s Directors and Executive Officers in the Business Combination

When holders (the “Public Shareholders”) of CEPT Class A Ordinary Shares issued in the initial public offering of CEPT (the “CEPT IPO” and such shares, the “Public Shares”) consider the recommendation of the board of directors of CEPT (the “CEPT Board”) in favor of approval of the Business Combination and the other proposals discussed in this proxy statement/prospectus (the “Proposals”), Public Shareholders should keep in mind that the Sponsor and CEPT’s directors and officers have interests in the Proposals that are different from, or in addition to (and which may conflict with), the interests of a Public Shareholder as a CEPT Shareholder. These interests include, among other things:

•        As of the date hereof, the Sponsor is the record holder of 6,000,000 CEPT Class B Ordinary Shares (the “CEPT Founder Shares”) it acquired for $25,000 and 580,000 CEPT Class A Ordinary Shares (the “CEPT Private Placement Shares”) it acquired in a private placement for $10.00 per share. The following persons have material interests in the Sponsor: Cantor Fitzgerald, L.P. (“Cantor”) is the sole member of the Sponsor; CF Group Management, Inc. (“CFGM”) is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM and Cantor. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CEPT Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. As of the date hereof, other than Brandon G. Lutnick (as described above) and Danny Salinas (who has a minority limited partnership interest in Cantor), none of CEPT’s other directors or executive officers has a direct or indirect ownership interest in the Sponsor and none of CEPT’s directors or executive officers has beneficial ownership of the CEPT Ordinary Shares held directly by the Sponsor;

•        The Sponsor paid $25,000, or approximately $0.004 per share, for the 6,000,000 CEPT Founder Shares, and $5,800,000, or $10.00 per share, for the 580,000 CEPT Private Placement Shares. As of October 27, 2025, the aggregate value of such shares is estimated to be approximately $81.1 million, assuming the per share value of the shares is the same as the $12.33 closing price of the CEPT Class A Ordinary Shares on Nasdaq on October 28, 2025 (the date the proposed Business Combination was announced). As a result, the Sponsor is likely to be able to recoup its investment in CEPT and make a substantial profit on that investment, even if shares of PubCo Common Stock lose significant value after the Closing. This means that the Sponsor could earn a positive rate of return on its investment, even if Public Shareholders experience a negative rate of return in PubCo;

•        The 6,000,000 CEPT Founder Shares and 580,000 CEPT Private Placement Shares held by the Sponsor and purchased by the Sponsor for $5,825,000 will be worthless if a business combination is not consummated by CEPT by the end of the Combination Period (as defined below);

•        Pursuant to the Insider Letter, the Sponsor agreed that, subject to limited exceptions, the 580,000 CEPT Class A Ordinary Shares it holds will not be sold or transferred until 30 days after CEPT has completed a business combination and that the 6,000,000 CEPT Founder Shares it holds will not be sold or transferred until the earlier of (a) the one-year anniversary of CEPT’s initial business combination, (b) subsequent to CEPT’s initial business combination, (x) if the last reported sale price of the CEPT Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after CEPT’s initial business combination, and (c) the date on which CEPT completes certain material transactions that result in all of its shareholders having the right to exchange their shares for cash, securities or other property. The Sponsor Support Agreement shortens the lock-up that will apply to the Post-Combination Founder Shares from one year to 180 days, and provides that one-third of the Post-Combination Founder Shares are subject to early-release in the event the VWAP of a share of PubCo Common Stock exceeds $12.50, $15.00 and $17.50, in each case for at least 20 out of 30 consecutive trading days commencing 90 days after the Closing;

•        CF&Co., an affiliate of the Sponsor and Cantor, is a party to an engagement letter, dated September 25, 2025, with Citigroup Global Markets Inc. (“Citi”), PubCo, Securitize and CEPT (the “PIPE Engagement Letter”), pursuant to which PubCo, Securitize and CEPT engaged CF&Co. and Citi as co-placement agents for the PIPE Investment. CF&Co. is also a party to an engagement letter, dated October 10, 2025, with CEPT (the “M&A Engagement Letter”), pursuant to which CEPT engaged CF&Co. as CEPT’s exclusive financial advisor for the Business Combination. Pursuant to the PIPE Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to approximately $4.3 million (assuming that all PIPE Investors fund, or are deemed to have funded, their commitments in their PIPE Subscription Agreements and excluding certain PIPE Investors who had pre-existing investments in Securitize). Pursuant to the M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at the Closing equal to 1% of the total value of the shares of PubCo Common Stock issued to Securitize Stockholders at the Closing with such shares valued at $10.00 per share (the “Securitize Equity Value”), and up to an additional 0.5% of the Securitize Equity Value (which shall be reduced in proportion to the number of Public Shares redeemed prior to the Closing). In addition, CF&Co. entered into a business combination marketing agreement with CEPT on May 1, 2025 (the “Business Combination Marketing Agreement”), pursuant to which CF&Co. will receive an $8.4 million cash fee at the Closing. Payment of the foregoing fees are contingent on the Closing.

•        The Sponsor and CEPT’s officers and directors have agreed not to redeem any CEPT Ordinary Shares held by them in connection with a shareholder vote to approve a proposed business combination, including the Business Combination;

•        The CEPT Memorandum and Articles provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CEPT; and (ii) CEPT renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CEPT, on the other. In the course of their other business activities, CEPT’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to CEPT as well as the other entities with which they are affiliated. CEPT’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before CEPT is presented with it. CEPT does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target;

•        CEPT has until May 5, 2027, or until such earlier liquidation date as the CEPT Board may approve or such later date as the CEPT Shareholders may approve pursuant to the CEPT Memorandum and Articles, to consummate a business combination (the “Combination Period”). If the Business Combination with Securitize is not consummated and CEPT does not consummate another business combination by the end of the Combination Period, CEPT will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the CEPT Board, dissolving and liquidating, subject in each case above to CEPT’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 6,000,000 CEPT Founder Shares and 580,000 CEPT Private Placement Shares held by the Sponsor would be worthless because the Sponsor has waived its right to participate in any redemption or distribution with respect to such CEPT Ordinary Shares, and CF&Co. will not receive any of the fees described above;

•        CEPT has issued an unsecured promissory note (the “Sponsor Loan”) to the Sponsor in respect of up to $1,750,000 of loans the Sponsor has made, and will make, to CEPT to fund CEPT’s expenses relating to investigating and selecting an acquisition target and other working capital requirements. The Sponsor Loan does not bear interest and is repayable by CEPT to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CEPT Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside of CEPT’s trust account (the “Trust Account”). As of September 30, 2025, CEPT had approximately $78,000 outstanding under the Sponsor Loan. If the Business Combination or another business combination is not consummated by the end of the Combination Period, the Sponsor Loan may not be repaid to the Sponsor, in whole or in part;

•        CEPT has also issued an unsecured promissory note for up to $3,600,000 to the Sponsor (the “Sponsor Note”) in connection with certain loans the Sponsor will make to CEPT in connection with the consummation of a business combination, an extension of time for CEPT to consummate a business combination or CEPT’s liquidation (each, a “Redemption Event”), such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CEPT to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Note may be converted into CEPT Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CEPT had $0 outstanding under the Sponsor Note. The Sponsor Note, if drawn, will not be repaid to the extent that the amount of the Sponsor Note exceeds the amount of available proceeds not deposited in the Trust Account if a business combination is not completed;

•        If CEPT is unable to complete a business combination by the end of the Combination Period, the Sponsor has agreed to be liable to CEPT if and to the extent of any claims by a third party for services rendered or products sold to CEPT or by a prospective acquisition target with which CEPT has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, in each case, reduce the amount of redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event, provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CEPT’s indemnity of the underwriters of the CEPT IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”) nor to claims brought by CEPT’s public auditor;

•        The Sponsor, CEPT’s officers and directors and their affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on CEPT’s behalf, such as identifying, investigating, negotiating and completing a business combination. If CEPT does not complete a business combination by the end of the Combination Period, CEPT may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor, CEPT’s officers and directors or their affiliates has incurred any such expenses which would be reimbursed at the Closing; and

•        CEPT’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CEPT’s directors’ and officers’ liability insurance policy for up to a six-year period from and after the Closing for events occurring prior to the Closing, which tail policy is to be paid for by PubCo at the Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CEPT’s officers and directors may not receive this tail insurance coverage.

Unrelated to the Business Combination, affiliates of the Sponsor and Cantor, including Cantor’s asset management division, are customers of Securitize and pay Securitize fees for providing services. Cantor and its affiliates may pursue additional business relationships and opportunities in the future with Securitize unrelated to the Business Combination.

Interests of PubCo’s Directors and Executive Officers in the Business Combination

In considering the recommendation of the CEPT Board to vote in favor of approval of the Proposals, CEPT Shareholders should keep in mind that the directors and executive officers of PubCo have interests in such Proposals that are different from or in addition to, those of CEPT Shareholders. In particular:

•        PubCo is in the process of negotiating employment agreements with its Chief Executive Officer, Chief Financial Officer and Chief Operating Officer and expects to enter into an employment agreement with each of them prior to the Closing. PubCo also intends to grant equity awards under the Incentive Plan to PubCo’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, in accordance with their employment agreements. As party to the anticipated employment agreements and recipients of the anticipated equity awards, PubCo’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer may have interests in the Business Combination that are different from or in addition to, the shareholders of PubCo; and

•        The fact that Carlos Domingo, Chief Executive Officer of PubCo, is expected to become a director of PubCo at Closing.

Consideration to be Received by, and Securities to be Issued to, the Sponsor and its Affiliates

Set forth below is a summary of the terms and amount of the consideration received or to be received by the Sponsor and its Affiliates in connection with the Business Combination, the PIPE Investment, the amount of securities issued or to be issued by PubCo to the Sponsor and its Affiliates and the price paid or to be paid or consideration provided for such securities or any related financing transaction.

Entity	Interest in Securities/Other Consideration to be Received	Price Paid or to be Paid or Consideration Provided
Sponsor

•   CEPT will receive 6,000,000 shares of PubCo Common Stock in exchange for its 6,000,000 CEPT Founder Shares (assuming no Public Shares are redeemed and all PIPE Investors fund, or are deemed to have funded, their commitments under the PIPE Subscription Agreements). Up to 30% of such shares are subject to surrender (with the number of shares to be surrendered to be determined pursuant to a formula taking into account the number of Public Shares redeemed in the Business Combination and the gross proceeds from the PIPE Investments exceeding $100.0 million), and up to 30% of the remaining shares will be subject to the Sponsor Earnout and potential vesting and forfeiture;

• $25,000 paid to purchase the 6,000,000 CEPT Founder Shares

Entity	Interest in Securities/Other Consideration to be Received	Price Paid or to be Paid or Consideration Provided
	• CEPT will receive 580,000 shares of PubCo Common Stock in exchange for its 580,000 CEPT Private Placement Shares;	• $5,800,000 paid to purchase the 580,000 CEPT Private Placement Shares
• Additional shares of PubCo Common Stock and/or cash

•   Amounts outstanding at the Closing under the Sponsor Loan, the Sponsor Note or any other loans made by the Sponsor to CEPT will be repaid by the issuance in cash or in newly issued CEPT Class A Ordinary Shares at $10.00 per share (as determined by the Sponsor)

CF&Co.	• $8,400,000 in cash	• Services pursuant to the Business Combination Marketing Agreement

•   Approximately $4.3 million in cash (assuming that all PIPE Investors fund, or are deemed to have funded, their commitments in their PIPE Subscription Agreements and excluding certain PIPE Investors who had pre-existing investments in Securitize)

• Services pursuant to the PIPE Engagement Letter

•   Up to $18.75 million in cash, which is equal to 1.5% of the Securitize Equity Value (assuming no Public Shares are redeemed). One-third of such fee is subject to reduction based on the number of redemptions.

• Services pursuant to the M&A Engagement Letter

Because the Sponsor acquired the 6,000,000 CEPT Founder Shares at a nominal price, the Public Shareholders will incur substantial and immediate dilution upon the Closing of the Business Combination. See the sections titled “Summary of the Proxy Statement/Prospectus — Dilution,” “Risk Factors — Risks Related to the Business Combination — The value of the Post-Combination Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of PubCo Common Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the CEPT management team to pursue and consummate the Business Combination which differs from the Public Shareholders” and “Risk Factors — Risks Related to the Business Combination — Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing of the Business Combination as a result of the CEPT Class B Ordinary Shares held by the Sponsor, since the value of the CEPT Class B Ordinary Shares is likely to be substantially higher than the nominal price paid for them, as well as a result of the issuance of the shares of PubCo Common Stock in the Business Combination and the PIPE Investment.”

After careful consideration, the CEPT Board has unanimously approved the Business Combination Agreement and the other Proposals described in the accompanying proxy statement/prospectus and the CEPT Board has determined that it is advisable to consummate the Business Combination. The CEPT Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination. However, CEPT’s management, the members of the CEPT Board and the other representatives of CEPT have experience in evaluating companies operating in the blockchain and digital assets industries and reviewed certain financial information of Securitize and other relevant financial information selected based on the experience and the professional judgment of CEPT’s management team. Accordingly, investors will be relying solely on the judgment of the CEPT Board in valuing Securitize’s business and accordingly, investors assume the risk that the CEPT Board may not have properly valued such business. For more information, see the risk factor entitled “Risk Factors — Risks Related to the Business Combination — Neither the CEPT Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, CEPT Shareholders have no assurance from an independent source that the number of shares of PubCo Common Stock to be issued to Securitize Stockholders and CEPT Shareholders in the Business Combination is fair to CEPT — and, by extension, CEPT Shareholders — from a financial point of view.” The CEPT Board recommends that Public Shareholders vote “FOR” the Proposals described in the accompanying proxy statement/prospectus (including each of the sub-proposals).

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Meeting. CEPT encourages you to carefully read this entire document and the documents incorporated by reference. You should also carefully consider the risk factors described in “Risk Factors” of this proxy statement/prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated            , 2026, and is first being mailed to CEPT Shareholders on or about            , 2026.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY — SUBJECT TO COMPLETION, DATED            , 2025

CANTOR EQUITY PARTNERS II, INC.
110 East 59th Street
New York, New York 10022

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON            , 2026

TO THE SHAREHOLDERS OF CANTOR EQUITY PARTNERS II, INC. (“CEPT SHAREHOLDERS”):

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Meeting”) of the shareholders of Cantor Equity Partners II, Inc., a Cayman Islands exempted company (“CEPT”), will be held at            a.m., Eastern Time, on            , 2026. The Meeting will be held at the offices of Hughes Hubbard & Reed LLP, One Battery Park Plaza, 10th Floor, New York, New York 10004 and virtually over the Internet by means of a live audio webcast. You can participate in the Meeting, vote and submit questions via live webcast by visiting            and using a control number assigned by Continental Stock Transfer & Trust Company. You will not be required to attend the Meeting in person in order to vote, and CEPT encourages virtual participation. You are cordially invited to attend the Meeting in person at the location noted above or via the live webcast noted above, and will be asked to consider and vote upon the following proposals (the “Proposals”):

(1)    The Business Combination Proposal — to approve and adopt the Business Combination Agreement (as amended, restated or otherwise modified from time to time, the “Business Combination Agreement”), dated as of October 27, 2025, by and among CEPT, Securitize, Inc., a Delaware corporation (“Securitize”), Securitize Holdings, Inc., a Delaware corporation (“PubCo”), Senna Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of CEPT (“Company Merger Sub”) and Pinecrest Merger Sub, a Cayman Islands exempted company (“SPAC Merger Sub”), pursuant to which, upon the consummation of the transactions contemplated thereby (the “Closing”), (i) CEPT will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving entity (the “CEPT Merger”), and with (a) CEPT Shareholders holding Class B ordinary shares, par value $0.0001 per share, of CEPT (“CEPT Class B Ordinary Shares”), receiving one Class A ordinary share, par value $0.0001 per share, of CEPT (the “CEPT Class A Ordinary Shares”), and, together with the CEPT Class B Ordinary Shares, the “CEPT Ordinary Shares”)), for each CEPT Class B Ordinary Share held by such CEPT Shareholder immediately prior to the CEPT Merger (other than certain CEPT Class B Ordinary Shares which are being cancelled in the Mergers), and (b) immediately thereafter, CEPT Shareholders holding CEPT Class A Ordinary Shares receiving one share of common stock, par value $0.0001 per share, of PubCo (“PubCo Common Stock”) for each CEPT Class A Ordinary Share held by such CEPT Shareholder at the time of the CEPT Merger (other than any holders of Public Shares (as defined below) which are the subject of valid redemption requests), and (ii) at least two (2) hours after the CEPT Merger, Company Merger Sub will merge with and into Securitize, with Securitize continuing as the surviving entity (the “Securitize Merger”, and together with the CEPT Merger, the “Mergers”), and stockholders of Securitize (“Securitize Stockholders”) receiving shares of PubCo Common Stock in exchange for their shares of common stock of Securitize. As a result of the Mergers and the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents (as defined below) (the “Business Combination”), SPAC Merger Sub and Securitize will become wholly-owned subsidiaries of PubCo and PubCo will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement. We refer to this Proposal as the “Business Combination Proposal.” The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Business Combination Proposal,” and a copy of the Business Combination Agreement and the amendment thereto is attached to the accompanying proxy statement/prospectus as Annex A.

(2)    The Merger Proposal — to approve and authorize the CEPT Merger and the plan of merger for the CEPT Merger to be entered into by SPAC Merger Sub, CEPT and PubCo (the “CEPT Plan of Merger”). We refer to this Proposal as the “Merger Proposal.” The Merger Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Merger Proposal” and a copy of the CEPT Plan of Merger is attached to the accompanying proxy statement/prospectus as Annex B.

(3)    The Organizational Documents Proposals — to consider and vote, on a non-binding advisory basis, upon separate proposals to approve the material differences between the CEPT Memorandum and Articles (Annex C) and the Form of Certificate of Incorporation of PubCo (the “PubCo Charter”) and the Amended and Restated Bylaws of PubCo (the “PubCo Bylaws”), substantially in the form attached to this proxy statement/prospectus as Annex D (the “Proposed Organizational Documents”), specifically to approve (collectively, the “Organizational Documents Proposals”):

Proposal A:	the change from a board of directors consisting of two classes to a board of directors consisting of three classes;
Proposal B:	the change that the board of directors is elected by a plurality of the votes cast by holders of shares of PubCo Common Stock (rather than solely by holders of CEPT Class B Ordinary Shares);
Proposal C:	changes related to the parties that may call a special meeting of shareholders;
Proposal D:	the changes to the quorum of the board of directors;
Proposal E:	the changes to the notice of shareholder actions and meetings; and
Proposal F:	the changes to the exclusive forum provision.

The Organizational Documents Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “The Organizational Documents Proposals.”:

(4)    The Nasdaq Proposal — to approve a proposal for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance (i) by CEPT of (a) up to 535,000 CEPT Class A Ordinary Shares issuable in repayment of the Sponsor Loan and the Sponsor Note (in each case as defined below), and (b) up to 22,500,000 CEPT Class A Ordinary Shares (the “PIPE Shares”) issuable to certain investors (the “PIPE Investors”) upon consummation of a private placement immediately prior to the CEPT Merger (the “PIPE Investment”), and (ii) by PubCo of (a) up to 155,077,742 shares of PubCo Common Stock in the Mergers (including up to 6,250,000 Securitize Earnout Shares), (b) up to              additional shares of PubCo Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan and pursuant to the exercise of the Assumed Options, and (c) up to 3,855,035 shares of PubCo Common Stock issuable upon the exercise of certain warrants held by J Digital 6 LLC (the “Assumed Warrants”), in each case, to the extent such issuances would require shareholder approval under Nasdaq Rule 5635. We refer to this Proposal as the “Nasdaq Proposal.” The Nasdaq Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Nasdaq Proposal.”

(5)    The Adjournment Proposal — to approve a proposal to adjourn the Meeting to a later date or dates to be determined by the Chairman of the Meeting, if it is determined by CEPT that additional time is necessary or appropriate to complete the Business Combination or for any other reason. We refer to this Proposal as the “Adjournment Proposal.” The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Adjournment Proposal.”

Only holders of record of CEPT Ordinary Shares at the close of business on            , 2026 (the “Record Date”) are entitled to notice of the Meeting and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

After careful consideration, the board of directors of CEPT (the “CEPT Board”) has determined that the Business Combination Proposal, the Merger Proposal, the Organizational Documents Proposals, the Nasdaq Proposal and the Adjournment Proposal are in the commercial interests of CEPT and the CEPT Shareholders and unanimously recommends that Public Shareholders (as defined below) vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” each of the Organizational Documents Proposals, “FOR” the Nasdaq Proposal and “FOR” the Adjournment Proposal, if presented. When Public Shareholders consider the CEPT Board’s recommendation of the Proposals, Public Shareholders should keep in mind that the directors and officers of CEPT and PubCo have interests in the Business Combination that may conflict with the interests of a Public Shareholder as a CEPT Shareholder. For a more complete descriptions of these interests, see the sections entitled “The Business Combination Proposal — Interests of the Sponsor and CEPT’s Directors and Executive Officers in the Business Combination” and “The Business Combination Proposal — Interests of PubCo’s Directors and Executive Officers in the Business Combination.”

After careful consideration, the CEPT Board has unanimously approved the Business Combination Agreement and the other Proposals described in the accompanying proxy statement/prospectus and the CEPT Board has determined that it is advisable to consummate the Business Combination. The CEPT Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination. However, CEPT’s management, the members of the CEPT Board and the other representatives of CEPT have experience in evaluating companies operating in the blockchain and digital assets industries and reviewed certain financial information of Securitize and other relevant financial information selected based on the experience and the professional judgment of CEPT’s management team. Accordingly, investors will be relying solely on the judgment of the CEPT Board in valuing Securitize’s business and accordingly, investors assume the risk that the CEPT Board may not have properly valued such business. For more information, see the risk factor entitled “Risk Factors — Risks Related to the Business Combination — Neither the CEPT Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, CEPT Shareholders have no assurance from an independent source that the number of shares of PubCo Common Stock to be issued to Securitize Stockholders and CEPT Shareholders in the Business Combination is fair to CEPT — and, by extension, CEPT Shareholders — from a financial point of view.”

To pass, each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution of CEPT Shareholders, which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). To pass, the Merger Proposal requires a special resolution of CEPT Shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). CEPT Shareholders are also being asked to approve, on a non-binding advisory basis, each of the Organizational Documents Proposals. Although the CEPT Board is asking CEPT Shareholders to approve each of the Organizational Documents Proposals on the non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on each of the Organizational Documents Proposals, the PubCo Charter and the PubCo Bylaws will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved.

Under the Business Combination Agreement, the approval by CEPT Shareholders of the Business Combination Proposal and the Merger Proposal are conditions to the consummation of the Business Combination. If any of those Proposals are not approved by CEPT Shareholders, the Business Combination will not be consummated, unless waived by the parties. The Merger Proposal is conditioned upon the approval of the Business Combination Proposal. The Organizational Documents Proposals and the Nasdaq Proposal are conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.

The Sponsor currently holds 6,000,000 CEPT Class B Ordinary Shares (the “CEPT Founder Shares”) it acquired for $25,000 and 580,000 CEPT Class A Ordinary Shares (the “CEPT Private Placement Shares”) it acquired in a private placement for $10.00 per share. The Sponsor has agreed to vote its 6,580,000 CEPT Ordinary Shares, representing approximately 21.5% of the issued and outstanding CEPT Ordinary Shares, in favor of each of the Proposals. As a result, with respect to each Proposal that requires approval of CEPT Shareholders by an ordinary resolution, in addition to the Sponsor’s CEPT Ordinary Shares, CEPT would need only 8,710,001, or approximately 36.3%, of the 24,000,000 Public Shares (assuming all issued and outstanding CEPT Ordinary Shares are voted at the Meeting) and only 1,065,001, or approximately 4.4%, of the 24,000,000 Public Shares (assuming a minimum number of CEPT Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposals that require approval of CEPT Shareholders by a special resolution, in addition to the Sponsor’s CEPT Ordinary Shares, CEPT would need only 13,806,667, or approximately 57.5%, of the 24,000,000 Public Shares (assuming all issued and outstanding CEPT Ordinary Shares are voted at the Meeting) and only 3,613,334, or approximately 15.1%, of the 24,000,000 Public Shares (assuming a minimum number of CEPT Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted in favor of such Proposals in order to have such Proposals approved.

Upon the completion of the Business Combination and the consummation of the PIPE Investment, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares in connection with the Business Combination, that all PIPE Investors fund their commitments in their PIPE Subscription Agreements in cash, the Sponsor Loan is repaid in cash, and that no amounts are owing from CEPT to the Sponsor under the Sponsor Note or otherwise, (i) Public Shareholders, (ii) the PIPE Investors, (iii) the Sponsor and its Affiliates, (iv) the directors and officers of CEPT, and (v) the Securitize Stockholders, in each case, will own approximately 14.1%, 13.1%, 3.8%, 0% and 69.0% of the issued and outstanding shares of PubCo Common Stock, respectively.

The price per share of PubCo Common Stock is $10.00 per share for (i) Public Shareholders, (ii) the PIPE Investors, (iii) the Sponsor and its Affiliates, (iv) the directors and officers of CEPT, and (v) the Securitize Stockholders.

The aggregate value of the total consideration that the Sponsor and its Affiliates will receive at the Closing, comprising shares of PubCo Common Stock valued at $10.00 per share (in exchange for the CEPT Ordinary Shares currently held by the Sponsor), cash fees to be paid to CF&Co., an affiliate of the Sponsor, as further described herein and the repayment of amounts owing to the Sponsor is approximately $99.0 million, assuming that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, all Sponsor Earnout Shares are earned and not forfeited, the Sponsor Loan is fully drawn (for a maximum amount of $1,750,000) but no other amounts are owing from CEPT to the Sponsor, and that all PIPE Investors fund, or are deemed to have funded, their commitments in their PIPE Subscription Agreements.

The aggregate value of the total consideration that Securitize Common Stockholders will receive at the Closing, comprising shares of PubCo Common Stock valued at $10.00 per share (in exchange for the Securitize Common Stock to be held by Securitize Stockholders immediately prior to the Securitize Merger), is approximately $444,000,000. The aggregate value of the total consideration that Securitize Preferred Stockholders will receive at the Closing, comprising shares of PubCo Common Stock valued at $10.00 per share (in exchange for the Securitize Preferred Stock to be held by Securitize Preferred Stockholders immediately prior to the Securitize Merger), is approximately $738,500,000.

Pursuant to the CEPT Memorandum and Articles, CEPT is providing the Public Shareholders with the opportunity to redeem, upon the Closing, Public Shares then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two (2) business days prior to the Closing) in CEPT’s trust account (the “Trust Account”) that holds the proceeds (including interest but less taxes payable) of the CEPT’s initial public offering (the “CEPT IPO”). For illustrative purposes, based on funds in the Trust Account of approximately $244.1 million as of September 30, 2025, the estimated per share redemption price would have been approximately $10.32 per share (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPT’s estimate of the amount that may be withdrawn to pay applicable taxes). CEPT Shareholders are not required to affirmatively vote for or against the Business Combination in order to redeem their Public Shares for cash. This means that CEPT Shareholders who hold Public Shares on or before            , 2025 (two (2) business days before the Meeting) will be eligible to elect to have their Public Shares redeemed for cash in connection with the Meeting, whether or not they are holders as of the Record Date, and whether or not such Public Shares are voted at the Meeting.

The Sponsor and CEPT’s executive officers and directors have agreed to waive their redemption rights with respect to any CEPT Ordinary Shares they may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per share redemption price.

All CEPT Shareholders are cordially invited to attend the Meeting. Your vote is important regardless of the number of shares you own. Whether you plan to attend the Meeting or not, to ensure your representation at the Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a holder of record of CEPT Ordinary Shares, you may also cast your vote via Internet or telephone or in person. If your CEPT Ordinary Shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Meeting and vote yourself, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on any of the Proposals.

Your attention is directed to the proxy statement accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. We encourage you to read this proxy statement carefully. If you have any questions or need assistance voting your shares, you may call            , CEPT’s proxy solicitor, at            (banks and brokers) or email at            .

By Order of the CEPT Board

Brandon G. Lutnick Chairman and Chief Executive Officer

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST, NO LATER THAN 5:00 P.M., EASTERN TIME, ON            , 2026 (TWO BUSINESS DAYS PRIOR TO THE MEETING), DEMAND THAT CEPT REDEEM YOUR PUBLIC SHARES FOR CASH BY (A) DELIVERING A NOTICE TO CEPT’S TRANSFER AGENT AND (B) TENDERING YOUR PUBLIC SHARES TO CEPT’S TRANSFER AGENT. YOU MAY TENDER YOUR PUBLIC SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR PUBLIC SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. WHETHER OR NOT, OR HOW, YOU VOTE ON ANY PROPOSAL WILL NOT AFFECT YOUR ELIGIBILITY FOR EXERCISING REDEMPTION RIGHTS. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN YOUR PUBLIC SHARES WILL NOT BE CONVERTED INTO CASH AT THIS TIME IN CONNECTION WITH THE BUSINESS COMBINATION. IF YOU HOLD YOUR PUBLIC SHARES IN “STREET NAME,” YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE PUBLIC SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF CEPT SHAREHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

ADDITIONAL INFORMATION

This document incorporates important business and financial information about CEPT filed with the Securities and Exchange Commission (the “SEC”) that is not included in or delivered with this document. You can obtain any of the documents filed with the SEC by CEPT at no cost from the SEC’s website at www.sec.gov. You may also request copies of these documents, including documents incorporated by reference into this document, at no cost, by contacting CEPT. Please see “Where You Can Find More Information” for more details. In order to receive timely delivery of the documents in advance of the Meeting, you should make your request to

Cantor Equity Partners II, Inc.
110 East 59th Street
New York, New York 10022
Email: CantorEquityPartners@cantor.com

or

To obtain timely delivery, you must request the information no later than five business days before the date you must make their investment decision.

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by CEPT, PubCo or Securitize. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of CEPT, PubCo or Securitize since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

You will not be charged for any of these documents that you request. To obtain timely delivery of requested materials, you must request the documents no later than five (5) business days prior to the date of the Meeting.

i

PubCo, CEPT and Securitize are responsible for the information contained in this proxy statement/prospectus. None of PubCo, CEPT or Securitize has authorized anyone to provide you with different information, and none of PubCo, CEPT or Securitize takes responsibility for any other information others may give you. PubCo, CEPT and Securitize are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

For investors outside of the United States, none of PubCo, CEPT or Securitize has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Market, Industry and Other Data

This proxy statement/prospectus contains estimates, projections and other information concerning Securitize’s industry, Securitize’s business and the markets for Securitize’s services. Some market data and statistical information contained in this proxy statement/prospectus are also based on Securitize’s management’s estimates and calculations, which are derived from their review and interpretation of the independent sources listed below, internal research and knowledge of Securitize’s market. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. In addition, projections, assumptions and estimates of the future performance of the industry in which Securitize’s operates and Securitize’s future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Unless otherwise expressly stated, we obtained industry, business, market and other data from the reports, publications and other materials and sources listed below. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

Trademarks

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/consent solicitation statement/prospectus may appear without the ®, ™ or ℠ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. PubCo, CEPT and Securitize do not intend that use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us, by any other companies.

Cautionary Note Regarding Forward-Looking Statements

This proxy statement/prospectus may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements regarding CEPT, PubCo, Securitize and their respective management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, and statements that are not historical facts, including statements about the Business Combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the views of CEPT, PubCo or Securitize as of any subsequent date, and none of CEPT, PubCo or Securitize undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or to instruct how your vote should be cast or how you should vote your shares on the Proposals. As a result of a number of known and unknown risks and uncertainties, the actual results or performance of PubCo may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•        the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of securities of CEPT or PubCo;

•        the risk that the Transactions may not be completed by the end of the Combination Period;

•        the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of CEPT Shareholders, or the PIPE Investment;

•        failure to realize the anticipated benefits of the Transactions;

•        the level of redemptions of the Public Shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing or trading of the Public Shares or the shares of PubCo Common Stock;

•        the lack of a third-party fairness opinion in determining whether or not to pursue the Transactions;

•        the failure of PubCo to obtain or maintain the listing of its securities on any securities exchange after the Closing;

•        costs related to the Transactions and as a result of PubCo becoming a public company;

•        changes in business, market, financial, political and regulatory conditions;

•        risks relating to PubCo’s anticipated operations and business, including the highly volatile nature of the price of the industry in which PubCo operates;

•        risks related to increased competition in the industries in which PubCo will operate;

•        risks that after the Closing, PubCo experiences difficulties managing its growth and expanding operations;

•        challenges in implementing PubCo’s business plan, due to operational challenges, significant competition and regulation;

•        the outcome of any potential legal proceedings that may be instituted against PubCo, CEPT or others following the announcement of the Transactions, and

•        other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors.”

While forward-looking statements reflect CEPT’s, PubCo’s and Securitize’s good faith beliefs, as applicable, they are not guarantees of future performance. Except as otherwise required by applicable law, CEPT, PubCo and Securitize disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this proxy statement/prospectus. For a further discussion of these and other factors that could cause CEPT’s, PubCo’s and Securitize’s future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section entitled “Risk Factors.”

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Certain Defined Terms

In this document the following terms, when capitalized, have the following meanings.

“$,” “USD,” “US$” and “U.S. dollar” each refer to the legal currency of the United States.

“10% U.S. Shareholder” means a U.S. Holder who, on the date of the CEPT Merger, beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power or value of CEPT.

“2024 SPAC Rules” means the rules and regulations for SPACs adopted by the SEC on January 24, 2024, and which became effective on July 1, 2024.

“25% Redemptions Scenario” means a scenario whereby 25%, or 6,000,000, of the Public Shares are redeemed by Public Shareholders.

“50% Redemptions Scenario” means a scenario whereby 50%, or 12,000,000, of the Public Shares are redeemed by Public Shareholders.

“75% Redemptions Scenario” means a scenario whereby 75%, or 18,000,000, of the Public Shares are redeemed by Public Shareholders.

“100% Redemptions Scenario” means a scenario whereby 100%, or 24,000,000, of the Public Shares are redeemed by Public Shareholders.

“Adjournment Proposal” means the proposal to adjourn the Meeting to a later date or dates to be determined by the Chairman of the Meeting, if it is determined by CEPT that additional time is necessary or appropriate to complete the Business Combination or for any other reason.

“Affiliate(s)” when used with respect to a particular person, means any other person directly or indirectly controlling, controlled by or under common control with such person as of the date on which, or at any time during the period for which, the determination of affiliation is being made, whether through one or more intermediaries or otherwise, and the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Amended and Restated Registration Rights Agreement” means the Amended and Restated Registration Agreement to be executed at Closing by and among PubCo, the Sponsor and the other parties thereto, in the form attached hereto as Annex E.

“Ancillary Document(s)” means each agreement, instrument or document attached to the Business Combination Agreement as an exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the parties in connection with or pursuant to the Business Combination Agreement or the Transactions, including the Sponsor Support Agreement, the Company Stockholder Support Agreement, the Lock-Up Agreements, the Amended and Restated Registration Rights Agreement, the PIPE Subscription Agreements, the Company Written Consent, the PubCo Charter and PubCo Bylaws, and any agreements relating to or instruments governing any additional permitted financing.

“Assumed Options” means any vested options exercisable for Securitize Common Stock, that are being exchanged for options exercisable for PubCo Common Stock in the Securitize Merger.

“Assumed Warrants” means certain warrants in Securitize held by J Digital 6 LLC.

“ATS(s)” means alternative trading system.

“Broker non-vote” means the failure of a CEPT Shareholder who holds his, her or its shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee.

“BUIDL” means BlackRock USD Institutional Digital Liquidity Fund.

“Business Combination” or “Transactions” means, collectively, the Mergers and the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents.

“Business Combination Agreement” means the Business Combination Agreement, dated as of October 27, 2025, by and among CEPT, Securitize, PubCo, Company Merger Sub and SPAC Merger Sub (and as may be amended and/or amended and restated), a copy of which is attached hereto as Annex A.

“Business Combination Marketing Agreement” means the letter agreement, dated May 1, 2025, by and between CF&Co. and CEPT.

“Business Combination Proposal” means the proposal to approve the Business Combination Agreement and the Business Combination.

“business day(s)” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York and the Cayman Islands are authorized or required by law to close for business.

“Cantor” means Cantor Fitzgerald, L.P., a Delaware limited partnership, an affiliate of the Sponsor and CF&Co. and, prior to the Closing, CEPT.

“Cayman Act” or “Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“CEPT” means Cantor Equity Partners II, Inc., a Cayman Islands exempted company.

“CEPT Audit Committee” means the audit committee of the CEPT Board.

“CEPT Board” means the board of directors of CEPT.

“CEPT Class A Ordinary Shares” means class A ordinary shares, par value $0.0001 per share, of CEPT.

“CEPT Class B Ordinary Shares” means class B ordinary shares, par value $0.0001 per share, of CEPT.

“CEPT Compensation Committee” means the compensation committee of the CEPT Board.

“CEPT Dissenting Shares” means the CEPT Ordinary Shares of CEPT Shareholders who have properly demanded dissenters’ rights for their CEPT Ordinary Shares in accordance with the Cayman Act (and not waived, withdrawn or otherwise lost such rights).

“CEPT Founder Shares” means the 6,000,000 CEPT Class B Ordinary Shares purchased by the Sponsor for $25,000 in a private placement prior to the CEPT IPO.

“CEPT IPO” means the initial public offering of the Public Shares by CEPT which was consummated on May 5, 2025.

“CEPT IPO Prospectus” means the final prospectus of CEPT (File Nos. 333-285681 and 333-286916), dated as of May 1, 2025, and filed with the SEC on May 2, 2025.

“CEPT Loans” means the Sponsor Loan, the Sponsor Note and any Working Capital Loans.

“CEPT Memorandum and Articles” means the amended and restated memorandum and articles of association of CEPT as of the date hereof, as amended and in effect under the Cayman Act.

“CEPT Merger” means the merger of CEPT with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the CEPT Surviving Subsidiary.

“CEPT Merger Effective Time” means the time on the date of Closing when the CEPT Plan of Merger is registered by the Registrar of Companies of the Cayman Islands in accordance with the Cayman Companies Act (or such other time as specified in the CEPT Plan of Merger).

“CEPT Ordinary Shares” means, collectively, the CEPT Class A Ordinary Shares and the CEPT Class B Ordinary Shares.

“CEPT Plan of Merger” means the plan of merger entered into by SPAC Merger Sub, CEPT and PubCo.

“CEPT Private Placement” means the sale of the 580,000 CEPT Class A Ordinary Shares to the Sponsor that occurred concurrently with the CEPT IPO.

“CEPT Private Placement Shares” means the 580,000 CEPT Class A Ordinary Shares purchased by the Sponsor in the CEPT Private Placement.

“CEPT Shareholder Approval Matters” means the Business Combination Proposal and each of the other Proposals to be approved by CEPT Shareholders at the Meeting.

“CEPT Shareholders” means the holders of CEPT Ordinary Shares.

“CEPT Surviving Subsidiary” means SPAC Merger Sub continuing as the surviving entity after CEPT merges with and into SPAC Merger Sub in the CEPT Merger.

“Certificate of Merger” means the certificate filed the Secretary of State of the State of Delaware to certify the Securitize Merger.

“CF&Co.” means Cantor Fitzgerald & Co., a New York general partnership, the representative of the underwriters in the CEPT IPO and an affiliate of the Sponsor, Cantor and, prior to the Closing, CEPT.

“CFGM” means CF Group Management, Inc., a New York corporation, the managing general partner of Cantor.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFTC” means the Commodity Futures Trading Commission.

“Chapter 11” means 11 U.S.C. §§ 1101 to 1174 in the United States Bankruptcy Code.

“Citi” means Citigroup Global Markets Inc.

“Citi M&A Engagement Letter” means the letter agreement, dated as of September 16, 2025, by and between Securitize and Citi for Citi to provide financial advisory services to Securitize in connection with the Business Combination.

“Closing” means the closing of the Transactions.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination Period” means the 24-month period that CEPT has to consummate an initial business combination from the closing of the CEPT IPO to May 5, 2027, or such earlier date as determined by the CEPT Board, or as such date may be extended pursuant to the CEPT Memorandum and Articles.

“Company Merger Sub” means Senna Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of CEPT.

“Company Surviving Subsidiary” means Securitize continuing as the surviving company after Company Merger Sub merges with and into Securitize in the Securitize Merger.

“CST” means Continental Stock Transfer & Trust Company, transfer agent of CEPT and trustee of the Trust Account.

“D&O Indemnified Persons” means the current or former directors and officers of CEPT, the Securitize Entities, PubCo, Company Merger Sub or CEPT Merger Sub.

“DGCL” means the General Corporation Law of the State of Delaware.

“Directors” means the directors of PubCo from time to time, and each a Director.

“DPW” means Davis Polk & Wardwell LLP.

“DTC” means The Depository Trust Company.

“DWAC” means DTC’s Deposit Withdrawal at Custodian service.

“Effective Date” means the date this Registration Statement is effective.

“Effective Time” means the Securitize Merger Effective Time and the CEPT Merger Effective Time.

“Engagement Letters” means the PIPE Engagement Letter, the Citi M&A Engagement Letter and the M&A Engagement Letter.

“ETF(s)” means exchange-traded funds.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FATCA” means the United States Foreign Account Tax Compliance Act.

“FDIC” means Federal Deposit Insurance Corporation.

“HHR” means Hughes Hubbard & Reed LLP.

“Incentive Plan” means the Securitize Holdings, Inc. Omnibus Incentive Plan, to be adopted prior to Closing, as amended from time to time.

“Insider Letter” means the letter agreement, dated as of May 2, 2025, and as amended, by and among CEPT, the Sponsor and the other parties thereto.

“Interim Period” means the period from the date of the Business Combination Agreement until the earlier of (a) the Closing or (b) the termination of the Business Combination Agreement in accordance with its terms.

“Investment Company Act” means the United States Investment Company Act of 1940.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Lock-Up Agreement(s)” means the Lock-Up Agreements to be executed at Closing by the Securitize Stockholders, the form of which is attached hereto as Annex G.

“M&A Engagement Letter” means the letter agreement, dated as of October 10, 2025, by and between CEPT and CF&Co. for CF&Co. to provide financial advisory services to CEPT in connection with the Business Combination.

“Meeting” or the “Extraordinary General Meeting” means the extraordinary general meeting of CEPT Shareholders, to be held on             , 2026 at              a.m. Eastern Time.

“Merger Proposal” means the proposal to approve and authorize the CEPT Merger and the plan of merger for the CEPT Merger to be entered into by SPAC Merger Sub, CEPT and PubCo.

“Mergers” means the CEPT Merger and the Securitize Merger.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nasdaq Proposal” means the proposal for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance (i) by CEPT of (a) up to 535,000 CEPT Class A Ordinary Shares issuable in repayment of the Sponsor Loan and the Sponsor Note (in each case as defined below), and (b) up to 22,500,000 CEPT Class A Ordinary Shares issuable to the PIPE Investors upon consummation of the PIPE Investment, and (ii) by PubCo of (a) up to 155,077,742 shares of PubCo Common Stock in the Mergers (including up to 6,250,000 Securitize Earnout Shares), (b) up to              additional shares of PubCo Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan and pursuant to the exercise of any Assumed Options, and (c) up to 3,855,035 shares of PubCo Common Stock issuable upon the exercise of the Assumed Warrants, in each case, to the extent such issuances would require shareholder approval under Nasdaq Rule 5635.

“Nasdaq Rule(s)” means The Nasdaq Stock Market Listing Rule(s).

“No Redemptions Scenario” means a scenario whereby none of the Public Shareholders redeem their Public Shares.

“Non-U.S. Holder” means a beneficial owner of Public Shares that, for United States federal income tax purposes, is not a U.S. Holder or a partnership or other entity classified as a partnership for United States federal income tax purposes.

“NTBV” means net tangible book value.

“NYSE” means the New York Stock Exchange.

“Organizational Documents Proposals” means each of the proposals to consider and vote, on a non-binding advisory basis, upon the material differences between CEPT Memorandum and Articles and PubCo Charter and PubCo Bylaws to be effective upon the completion of the Business Combination, specifically to approve:

•        Proposal A: the change from a board of directors consisting of two classes to a board of directors consisting of three classes;

•        Proposal B: the change that the board of directors is elected by a plurality of the votes cast by holders of shares of PubCo Common Stock (rather than solely by holders of CEPT Class B Ordinary Shares);

•        Proposal C: changes related to the parties that may call a special meeting of shareholders;

•        Proposal D: the changes to the quorum of the board of directors;

•        Proposal E: the changes to the notice of shareholder actions and meetings; and

•        Proposal F: the changes to the exclusive forum provision. “OTC” means over the counter.

“Parties” means the parties to the Business Combination Agreement, being CEPT, Securitize, PubCo, CEPT Merger Sub and Securitize Merger Sub.

“PCAOB” means the Public Company Accounting Oversight Board.

“PIPE Engagement Letter” means the letter agreement, dated September 25, 2025, by and among CF&Co., Citi, CEPT and Securitize, pursuant to which CF&Co. and Citi agreed to provide placement agent services in connection with the PIPE and other non-financial advisory services to PubCo.

“PIPE Investment” means the proposed issuance and sale by CEPT of the PIPE Shares to the PIPE Investors to occur immediately prior to the CEPT Merger.

“PIPE Investors” means the investors that entered into the PIPE Subscription Agreements with CEPT, Securitize and PubCo.

“PIPE Shares” means the up to 22,500,000 CEPT Class A Ordinary Shares to be issued by PubCo to the PIPE Investors as part of the Closing.

“PIPE Subscription Agreements” means the Subscription Agreements, dated October 27, 2025, by and among CEPT, Securitize and each of the PIPE Investors.

“Post-Combination Founder Shares” means the up to 6,000,000 shares of PubCo Common Stock to be received by the Sponsor in connection with the CEPT Merger (after giving effect to the surrender of any CEPT Founder Shares contemplated by the Sponsor Support Agreement and the conversion of such remaining shares into CEPT Class A Ordinary Shares immediately prior to the CEPT Merger).

“Proposed Organizational Documents” means the PubCo Charter and the PubCo Bylaws.

“proxy statement/prospectus” means this proxy statement/prospectus included in the Registration Statement.

“PubCo” means Securitize Holdings, Inc., a Delaware corporation.

“PubCo Board” means the board of directors of PubCo.

“PubCo Bylaws” means the amended and restated bylaws of PubCo to be adopted in connection with Closing, in the form attached hereto as Annex D.

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“PubCo Charter” means the amended and restated certificate of incorporation of PubCo to be adopted in connection with Closing, in the form attached hereto as Annex D.

“PubCo Common Stock” means the shares of common stock, par value $0.01 per share, of PubCo.

“Public Shareholders” means the holders of Public Shares.

“Public Shares” means the 24,000,000 CEPT Class A Ordinary Shares issued in the CEPT IPO.

“Record Date” means             , 2026, the record date for the Meeting.

“Redemption Event” means the consummation of an initial business combination, an extension of the Combination Period or CEPT’s liquidation.

“Registration Statement” means the Registration Statement on Form S-4 (Registration No. 333-            ) filed by PubCo with the SEC of which this proxy statement/prospectus forms a part.

“Regulation S-K” means Regulation S-K of the Securities Act.

“Required Shareholder Approval” means the approval of the CEPT Shareholder Approval Matters that are submitted to the vote of the CEPT Shareholders at the Meeting in accordance with this proxy statement/prospectus, by the requisite vote of the CEPT Shareholders at the Meeting, in accordance with the CEPT Memorandum and Articles, applicable law and this proxy statement/prospectus.

“Resale Registration Statement” means the registration statement on Form S-1 to be filed by PubCo with the SEC after the Closing to register the resale of certain shares of PubCo Common Stock.

“Restricted Securities” means the shares of PubCo Common Stock received by each Securitize Stockholder as a result of the Lock-Up Agreements.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as may be amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Securitize” or the “Company” means Securitize, Inc., a Delaware corporation.

“Securitize Common Stock” means common stock, par value $0.0001 per share, of Securitize, including shares of Class A common stock.

“Securitize Entities” means Securitize and its subsidiaries.

“Securitize Merger” means the merger of Company Merger Sub with and into Securitize, with Securitize continuing as the Company Surviving Subsidiary.

“Securitize Merger Effective Time” means at the time on the date of Closing when the Certificate of Merger has been duly accepted for filing by the Delaware Secretary of State in accordance with the DGCL (or such other time as specified in the Certificate of Merger).

“Securitize Preferred Stock” means collectively, Securitize’s Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock, Series B-3 preferred stock and Series B-4 preferred stock, each series of which has a par value of $0.0001 per share.

“Securitize Stockholders” means the stockholders of Securitize prior to the Closing.

“SPAC Guidance” means the guidance issued by the SEC to the 2024 SPAC Rules.

“SPAC Merger Sub” means Pinecrest Merger Sub, a Cayman Islands exempted company.

“Sponsor” means Cantor EP Holdings II, LLC, a Delaware limited liability company, which is 100% owned by Cantor.

“Sponsor Loan” means the promissory note entered into by CEPT in favor of the Sponsor on May 1, 2025, evidencing the loan of up to $1,750,000 committed to CEPT by the Sponsor to fund CEPT’s expenses after the CEPT IPO and prior to a business combination relating to investigating and selecting an acquisition target and other working capital requirements.

“Sponsor Note” means the promissory note entered into by CEPT in favor of the Sponsor on May 1, 2025, evidencing the loan the Sponsor will make to CEPT in connection with the consummation of a “Redemption Event, such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated October 27, 2025, by and among PubCo, CEPT, Securitize and the Sponsor.

“Trust Account” means the trust account of CEPT that holds the net proceeds of the CEPT IPO and the CEPT Private Placement.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of May 1, 2025, by and between CEPT and CST.

“U.S.” means the United States of America.

“U.S. GAAP” or “GAAP” means generally accepted accounting principles in the United States of America.

“Withum” means WithumSmith+Brown, PC.

“Working Capital Loans” means the funds that the Sponsor or an affiliate of the Sponsor, or certain of CEPT’s officers and directors may, but are not obligated to, loan CEPT as may be required if the Sponsor Loan is insufficient to cover the working capital requirements of CEPT.

Questions and Answers About the Proposals

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Meeting and the Proposals. The following questions and answers do not include all the information that is important to CEPT Shareholders. CEPT Shareholders are urged to carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Meeting.

Q:     Why am I receiving this proxy statement/prospectus?

A:     On October 27, 2025, CEPT, PubCo, Securitize, SPAC Merger Sub and Company Merger Sub entered into the Business Combination Agreement pursuant to which they agreed to effect the Business Combination on the terms set forth therein and as is described in this proxy statement/prospectus. CEPT Shareholders are being asked to vote to approve the Business Combination Agreement and the Business Combination. The Business Combination Agreement provides that, among other things: (i) CEPT will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving entity in the CEPT Merger, and with (a) CEPT Shareholders holding CEPT Class B Ordinary Shares receiving one CEPT Class A Ordinary Share for each CEPT Class B Ordinary Share held by such CEPT Shareholder immediately prior to the CEPT Merger (other than the Surrendered CEPT Shares), and (b) immediately thereafter, with CEPT Shareholders holding CEPT Class A Ordinary Shares receiving one share of PubCo Common Stock for each CEPT Class A Ordinary Share held by such CEPT Shareholder at the time of the CEPT Merger (other than any Public Shares for which a Public Shareholder has made a valid redemption request in accordance with the CEPT Memorandum and Articles and the CEPT IPO Prospectus), and (ii) at least two (2) hours after the CEPT Merger, Company Merger Sub will merge with and into Securitize, with Securitize continuing as the surviving entity in the Securitize Merger, and with Securitize Stockholders receiving shares of PubCo Common Stock in exchange for their Securitize Shares.

Contemporaneously with the execution of the Business Combination Agreement on October 27, 2025, PubCo, CEPT and Securitize entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, in a private placement immediately prior to the CEPT Merger, 22,500,000 PIPE Shares at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $225 million. The PIPE Investors are permitted under the PIPE Subscription Agreements to satisfy their commitments thereunder through the purchase of CEPT Class A Ordinary Shares on the public market, subject to certain restrictions set forth therein.

For more information about the PIPE Investment and other arrangements contemplated by the Business Combination Agreement, please see the section entitled “The Business Combination Agreement” and “Other Transaction Agreements.”

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Q:     What is being voted on at the Meeting?

A:     CEPT Shareholders are being asked to vote to approve the following Proposals:

(1)    The Business Combination Proposal — to approve and adopt the Business Combination Agreement and the Business Combination. See the section entitled “The Business Combination Proposal.”

(2)    The Merger Proposal — to approve and authorize the CEPT Merger and the CEPT Plan of Merger. See the section entitled “The Merger Proposal.”

(3)    The Organizational Documents Proposals — to consider and vote, on a non-binding advisory basis, upon separate proposals to approve the material differences between the CEPT Memorandum and Articles and the Proposed Organizational Documents, specifically to approve:

•        Proposal A:    the change from a board of directors consisting of two classes to a board of directors consisting of three classes;

•        Proposal B:    the change that the board of directors is elected by a plurality of the votes cast by holders of shares of PubCo Common Stock (rather than solely by holders of CEPT Class B Ordinary Shares);

•        Proposal C:    changes related to the parties that may call a special meeting of shareholders;

•        Proposal D:    the changes to the quorum of the board of directors;

•        Proposal E:    the changes to the notice of shareholder actions and meetings; and

•        Proposal F:    the changes to the exclusive forum provision.

See the section entitled “The Organizational Documents Proposals.”

(4)    The Nasdaq Proposal — to approve a proposal for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance (i) by CEPT of (a) up to 535,000 CEPT Class A Ordinary Shares issuable in repayment of the Sponsor Loan and the Sponsor Note, and (b) up to 22,500,000 PIPE Shares issuable to the PIPE Investors upon consummation of the PIPE Investment, and (ii) by PubCo of (a) up to 155,077,742 shares of PubCo Common Stock in the Mergers (including up to 6,250,000 Securitize Earnout Shares), (b) up to                additional shares of PubCo Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan and pursuant to the exercise of any Assumed Options, and (c) up to 3,855,035 shares of PubCo Common Stock issuable upon exercise of the Assumed Warrants, in each case, to the extent such issuances would require shareholder approval under Nasdaq Rule 5635. We refer to this Proposal as the “Nasdaq Proposal.” The Nasdaq Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Nasdaq Proposal.”

(5)    The Adjournment Proposal — to approve a proposal to adjourn the Meeting to a later date or dates to be determined by the Chairman of the Meeting, if it is determined by CEPT additional time is necessary or appropriate to complete the Business Combination or for any other reason. See the section entitled “The Adjournment Proposal.”

CEPT will hold the Meeting to consider and vote upon these Proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Meeting. CEPT Shareholders should read it carefully.

The vote of CEPT Shareholders is important. CEPT Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:     What will happen to the CEPT Class A Ordinary Shares in connection with the Closing?

A:     CEPT Class A Ordinary Shares are currently listed on Nasdaq under the symbol “CEPT.” In connection with the Closing, holders of CEPT Class A Ordinary Shares will receive one share of PubCo Common Stock for each CEPT Class A Ordinary Share such CEPT Shareholder holds at Closing (other than any Public Shares which are the subject of valid redemption requests). If PubCo’s application for listing is approved, shares of PubCo Common Stock are expected to be traded on Nasdaq or another national securities exchange under the symbol “SECZ.”

Q:     What equity stake will current Public Shareholders, the PIPE Investors, the Sponsor and its Affiliates, the directors and officers of CEPT, and the Securitize Stockholders hold in PubCo immediately after the completion of the Business Combination and the PIPE Investment?

A:     Upon the completion of the Business Combination and the consummation of the PIPE Investment and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares in connection with the Business Combination, that all PIPE Investors fund their commitments in their PIPE Subscription Agreements in cash, that the Sponsor Loan is repaid in cash and that no amounts are owing from CEPT to the Sponsor under the Sponsor Note or otherwise, (i) Public Shareholders, (ii) the PIPE Investors, (iii) the Sponsor and its Affiliates, (iv) the directors and officers of CEPT, and (v) the Securitize Stockholders, in each case, will own approximately 14.1%, 13.1%, 3.8%, 0% and 69.0% of the issued and outstanding shares of PubCo Common Stock, respectively.

If any of the Public Shareholders exercise their redemption rights, the percentage of the issued and outstanding shares of PubCo Common Stock held by the Public Shareholders will decrease and the percentages of issued and outstanding shares of PubCo Common Stock held by the PIPE Investors, the Sponsor and its Affiliates and the Securitize Stockholders, will each increase, in each case relative to the percentage held if none of the Public Shares are redeemed. Public Shareholders that do not redeem their Public Shares in connection with the Business Combination will experience dilution upon the exercise of the Assumed Warrants, the issuance of any shares of PubCo Common Stock pursuant to the Incentive Plan, the exercise of any Assumed Options, and other future equity issuances by PubCo that are unanticipated as of the date of this proxy statement/prospectus.

As of September 30, 2025, there are 30,580,000 CEPT Ordinary Shares issued and outstanding, including 24,000,000 Public Shares, which may be redeemed in connection with the Meeting by Public Shareholders, 580,000 CEPT Private Placement Shares held by the Sponsor and 6,000,000 CEPT Founder Shares held by the Sponsor.

CEPT cannot predict how many Public Shares will be redeemed. As a result, the parties are presenting five different redemption scenarios with respect to the Public Shares, each of which presents a different allocation of total shares of PubCo Common Stock issued and outstanding following the Closing. To illustrate potential dilution in each such scenario, the tables below present the post-Closing share ownership of PubCo under each of: (1) the No Redemptions Scenario; (2) the 25% Redemptions Scenario; (3) the 50% Redemptions Scenario; (4) the 75% Redemptions Scenario; and (5) the 100% Redemptions Scenario.

The following table summarizes the pro forma ownership of PubCo immediately following the Business Combination under: (1) the No Redemptions Scenario; (2) the 25% Redemptions Scenario; (3) the 50% Redemptions Scenario; (4) the 75% Redemptions Scenario; and (5) the 100% Redemptions Scenario, in each case, including the Sponsor Earnout Shares and excluding the dilutive effect of: (i) the Securitize Earnout Shares, (ii) the Assumed Warrants, (iii) the Assumed Options and (iv) any share of PubCo Common Stock issuable under the Incentive Plan.

	No Redemptions Scenario(1)		25% Redemptions Scenario(2)		50% Redemptions Scenario(3)		75% Redemptions Scenario(4)		100% Redemptions Scenario(5)
	Shares	Ownership %	Shares	Ownership %	Shares	Ownership %	Shares	Ownership %	Shares	Ownership %
Public Shareholders	24,000,000	14.1%	18,000,000	10.9%	12,000,000	7.5%	6,000,000	3.9%	—	—%
Holders of Securitize Common Stock(6)	44,397,724	25.9%	44,397,724	26.9%	44,397,724	27.9%	44,397,724	29.0%	44,397,724	30.4%
Holders of Securitize Preferred Stock(8)	73,850,018	43.1%	73,850,018	44.7%	73,850,018	46.4%	73,850,018	48.3%	73,850,018	50.4%
PIPE Investors	22,500,000	13.1%	22,500,000	13.6%	22,500,000	14.1%	22,500,000	14.7%	22,500,000	15.3%
Sponsor(9)	6,580,000	3.8%	6,580,000	4.0%	6,580,000	4.1%	6,167,500	4.0%	5,717,500	3.9%
Total	171,327,742	100.0%	165,327,742	100.0%	159,327,742	100.0%	152,915,242	100.0%	146,465,242	100.0%

The following table illustrates the potential dilutive effect of Assumed Warrants, Assumed Options, and the shares of PubCo Common Stock issuable under the Incentive Plan, but excluding any Securitize Earnout Shares issuable under the Business Combination Agreement:

	No Redemptions Scenario(1)		25% Redemptions Scenario(2)		50% Redemptions Scenario(3)		75% Redemptions Scenario(4)		100% Redemptions Scenario(5)
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Public Shareholders	24,000,000	12.9%	18,000,000	10.0%	12,000,000	6.9%	6,000,000	3.6%	—	—%
Assumed Warrants	3,855,035	2.1%	3,855,035	2.1%	3,855,035	2.2%	3,855,035	2.3%	3,855,035	2.4%
Holders of Securitize Common Stock(6)	44,397,724	23.8%	44,397,724	24.6%	44,397,724	25.4%	44,397,724	26.4%	44,397,724	27.4%
Assumed Options(7)	11,584,521	6.2%	11,584,521	6.4%	11,584,521	6.6%	11,584,521	6.9%	11,584,521	7.2%
Holders of Securitize Preferred Stock(8)	73,850,018	39.5%	73,850,018	40.9%	73,850,018	42.3%	73,850,018	43.9%	73,850,018	45.6%
PIPE Investors	22,500,000	12.0%	22,500,000	12.4%	22,500,000	12.9%	22,500,000	13.4%	22,500,000	13.9%
Sponsor(9)	6,580,000	3.5%	6,580,000	3.6%	6,580,000	3.8%	6,167,500	3.7%	5,717,500	3.5%
Incentive Plan Unvested Options
Pro forma diluted shares	186,767,298	100.0%	180,767,298	100.0%	174,767,298	100.0%	168,354,798	100.0%	161,904,798	100.0%

The following table illustrates the potential dilutive effect of Assumed Warrants, the Assumed Options, and the shares of PubCo Common Stock issuable under the Incentive Plan, and the issuance of the maximum number of Securitize Earnout Shares under the Business Combination Agreement:

	No Redemptions Scenario(1)		25% Redemptions Scenario(2)		50% Redemptions Scenario(3)		75% Redemptions Scenario(4)		100% Redemptions Scenario(5)
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Public Shareholders	24,000,000	12.4%	18,000,000	9.6%	12,000,000	6.5%	6,000,000	3.4%	—	—%
Assumed Warrants	3,855,035	2.0%	3,855,035	2.1%	3,855,035	2.1%	3,855,035	2.2%	3,855,035	2.3%
Holders of Securitize Common Stock(6)	44,397,724	23.0%	44,397,724	23.7%	44,397,724	24.5%	44,397,724	25.4%	44,397,724	26.4%
Assumed Options(7)	11,584,521	6.0%	11,584,521	6.2%	11,584,521	6.4%	11,584,521	6.6%	11,584,521	6.9%
Holders of Securitize Preferred Stock(8)	73,850,018	38.3%	73,850,018	39.5%	73,850,018	40.8%	73,850,018	42.3%	73,850,018	43.9%
Securitize Earnout Shares(10)	6,250,000	3.2%	6,250,000	3.3%	6,250,000	3.5%	6,250,000	3.6%	6,250,000	3.7%
PIPE Investors	22,500,000	11.7%	22,500,000	12.0%	22,500,000	12.4%	22,500,000	12.9%	22,500,000	13.4%
Sponsor(9)	6,580,000	3.4%	6,580,000	3.5%	6,580,000	3.6%	6,167,500	3.5%	5,717,500	3.4%
Incentive Plan Unvested Options
Pro forma fully diluted common stock	193,017,298	100.0%	187,017,298	100.0%	181,017,298	100.0%	174,604,798	100.0%	168,154,798	100.0%

____________

*        Percentages may not sum to 100.0% due to rounding.

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their CEPT Class A Ordinary Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that Public Shareholders holding 25% of the Public Shares (6,000,000 Public Shares) exercise redemption rights with respect to their Public Shares, for an aggregate payment of approximately $61.9 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(3)      Assumes that Public Shareholders holding 50% of the Public Shares (12,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $123.8 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(4)      Assumes that Public Shareholders holding 75% of the Public Shares (18,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $185.8 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(5)      Assumes that Public Shareholders holding 100% of the Public Shares (24,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $247.7 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(6)      Assumes the Equity Value (as defined in the Business Combination Agreement) is $1,257.3 million. Excludes any Securitize Earnout Shares, none of which will be issued and outstanding at Closing. Includes 3,828,082 shares of PubCo Common Stock to be issued to the holders of certain Securitize convertible notes, which are converted at Closing, upon exchange of 829,377 shares of Securitize Common Stock based on the Exchange Ratio.

(7)      Represents shares of PubCo Common Stock issuable on exercise of the Assumed Options being exchanged for PubCo vested options upon the Closing.

(8)      Consists of 73,850,018 shares of PubCo Common Stock to be issued to the holders of Securitize Preferred Stock upon exchange of 16,000,049 shares of Securitize Preferred Stock based on the Exchange Ratio. Excludes any Securitize Earnout Shares, none of which will be issued and outstanding at Closing. Includes 3,828,082 shares of PubCo Common Stock to be issued to the holders of certain Securitize convertible notes, which are converted at Closing, upon exchange of 829,377 shares of Securitize Common Stock based on the Exchange Ratio.

(9)      Includes 580,000 shares of PubCo Common Stock received in exchange for the CEPT Private Placement Shares and up to 6,000,000 Post-Combination Founder Shares after accounting for the surrender of CEPT Founder Shares based on redemptions in each scenario as calculated in accordance with the Sponsor Support Agreement. Certain of the Post-Combination Founder Shares are subject to an earn-out, as further described herein. To the extent some or all of such targets are not achieved, some or all of the shares of PubCo Common Stock will be forfeited by the Sponsor and cancelled, for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.

(10)    Up to 5% of the number of shares of PubCo Common Stock issued to the Security Stockholders in the Securitize Merger may be issued to Securitize stockholders upon the satisfaction of certain earn-out targets, as further described in the section entitled “Business Combination — The Business Combination Agreement.”

Dilution

Dilution per share to Public Shareholders is determined by CEPT’s NTBV per share, as adjusted, while excluding the Business Combination, while giving effect to material probable or consummated transactions and other material effects on NTBV per share, from the Public Shareholders as set forth as follows under five redemption scenarios.

The following table illustrates NTBV per share and the change in NTBV per share, as adjusted, following the Closing, including the issuance of CEPT Class A Ordinary Shares to the PIPE Investors, but excluding the other effects of the Business Combination, while giving effect to probable or consummated transactions that are material and other material effects on NTBV per share. These are presented in relation to the offering price per Public Share in the CEPT IPO as set forth as follows under the five redemption scenarios:

If you acquired Public Shares in the CEPT IPO, your ownership interest will be immediately diluted to the extent of the difference between the $10.00 price per share sold in the CEPT IPO and the NTBV per share, as adjusted, of the PubCo Common Stock immediately after consummation of the Business Combination.

The following table presents the NTBV per share under each of: (1) the No Redemptions Scenario; (2) the 25% Redemptions Scenario; (3) the 50% Redemptions Scenario; (4) the 75% Redemptions Scenario; and (5) the 100% Redemptions Scenario assuming various sources of material probable dilution (but excluding the direct effects of the Business Combination transaction itself).

	No Redemptions Scenario(1)		25% Redemptions Scenario(2)		50% Redemptions Scenario(3)		75% Redemptions Scenario(4)		100% Redemptions Scenario(5)
	Total Shares	NTBV Per Share	Total Shares	NTBV Per Share	Total Shares	NTBV Per Share	Total Shares	NTBV Per Share	Total Shares	NTBV Per Share
CEPT NTBV per share as of September 30, 2025 assuming the redemption of Public Shares	28,780,000		22,780,000		16,780,000		10,491,250		4,176,250
Dilution of CEPT Shareholders assuming the cash settlement of remaining transaction expenses(6)	28,780,000		22,780,000		16,780,000		10,491,250		4,176,250
Dilution of CEPT Shareholders assuming the issuance of shares to PIPE Investors(7)	51,280,000		45,280,000		39,280,000		32,991,250		26,676,250
Initial offering price of CEPT IPO		$10.00		$10.00		$10.00		$10.00		$10.00
Pro forma NTBV per share from dilutive securities and other related events, excluding the Business Combination
Dilution to non-redeeming shareholders

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their CEPT Class A Ordinary Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that Public Shareholders holding approximately 25% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately $61.9 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(3)      Assumes that Public Shareholders holding 50% of the Public Shares (12,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $123.8 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(4)      Assumes that Public Shareholders holding 75% of the Public Shares (18,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $185.8 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(5)      Assumes that Public Shareholders holding 100% of the Public Shares (24,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $247.7 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(6)      Includes the settlement of approximately $38.9 million of CEPT transaction expenses.

(7)      Assumes the issuance of 22,500,000 CEPT Class A Ordinary Shares to PIPE Investors at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $225 million.

(1)    NTBV is calculated as total assets minus total liabilities and CEPT Class A Ordinary Shares subject to redemption as of September 30, 2025.

(2)    NTBV is adjusted for (i) payments from the Trust Account at different levels of redemptions to Public Shareholders at the $10.32 per share redemption price as of September 30, 2025 (which is inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event); (ii) transaction costs that have not been recorded on CEPT’s financial statements as of September 30, 2025, which will have an impact on the calculation of NTBV upon the Closing; and (iii) funding of the PIPE Investment by the PIPE Investors.

(3)    Dilution is calculated by subtracting the NTBV per share as of September 30, 2025, as adjusted, from the $10.00 CEPT IPO per share price for the Public Shares.

CEPT issued the Public Shares in the CEPT IPO at $10.00 per share. After giving effect to the issuance of the 24,000,000 Public Shares in the CEPT IPO and the 580,000 CEPT Private Placement Shares to the Sponsor in the CEPT Private Placement, there were 24,580,000 CEPT Ordinary Shares issued and outstanding. In connection with the Business Combination, assuming its consummation in accordance with the Business Combination Agreement, immediately after the Closing, PubCo is expected to have outstanding 171,327,742 shares of PubCo Common Stock, including (i) 22,500,000 shares of PubCo Common Stock issued to the PIPE Investors in the CEPT Merger, (ii) 118,247,742 shares of PubCo Common Stock issued to the Securitize Stockholders in the Securitize Merger, (iii) 24,000,000 shares of PubCo Common Stock issued to holders of CEPT Class A Ordinary Shares, and (iv) 6,580,000 shares of PubCo Common Stock issued to holders of Sponsor Shares. These shares outstanding also assume that no shares of PubCo Common Stock are issued and outstanding under the Incentive Plan. The tabular disclosure includes presentations of information at various illustrative redemption levels consistent with the “No Redemptions,” “25% Redemptions,” “50% Redemptions,” “75% Redemptions” and “100% Redemptions” scenarios further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

CEPT issued shares in the CEPT IPO at $10.00 per share (the “IPO Price”). Based on Securitize’s and CEPT’s current capitalization, the anticipated the total maximum number of shares of PubCo Common Stock outstanding or issuable immediately following the Closing in the No Redemptions Scenario will be approximately 169,527,742 shares (excluding Securitize Earnout Shares, Sponsor Earnout Shares, and any shares of PubCo Common Stock issuable on exercise of the Assumed Options and Assumed Warrants). In the No Redemptions Scenario, PubCo’s valuation following the Closing is based on the IPO Price and is therefore calculated as: $10.00 times 169,527,742 shares, or $1,695.3 million. The following table illustrates the valuation of PubCo at the offering price of the securities at the IPO Price for each redemption scenario:

	No Redemptions Scenario(1)	25% Redemptions Scenario(2)	50% Redemptions Scenario(3)	75% Redemptions Scenario(4)	100% Redemptions Scenario(5)
Valuation of shares held by Public Shareholders based on the IPO Price	$240,000,000	$180,000,000	$120,000,000	$60,000,000	$—
Public Shares outstanding post-Business Combination	24,000,000	18,000,000	12,000,000	6,000,000	—
Valuation of shares held by the Sponsor based on the IPO Price	$47,800,000	$47,800,000	$47,800,000	$44,912,500	$41,762,500
Sponsor shares outstanding post-Business Combination(6)	4,780,000	4,780,000	4,780,000	4,491,250	4,176,250
Valuation of Securitize Common Securityholders based on the IPO Price	$443,977,241	$443,977,241	$443,977,241	$443,977,241	$443,977,241
Securitize Common Securityholders shares outstanding post-Business Combination(7)	44,397,724	44,397,724	44,397,724	44,397,724	44,397,724

	No Redemptions Scenario(1)	25% Redemptions Scenario(2)	50% Redemptions Scenario(3)	75% Redemptions Scenario(4)	100% Redemptions Scenario(5)
Valuation of Securitize Preferred Securityholders based on the IPO Price	$738,500,181	$738,500,181	$738,500,181	$738,500,181	$738,500,181
Securitize Preferred Securityholders shares outstanding post-Business Combination	73,850,018	73,850,018	73,850,018	73,850,018	73,850,018
Valuation of PIPE Shares based on the IPO price	$225,000,000	$225,000,000	$225,000,000	$225,000,000	$225,000,000
PIPE Shares outstanding post-Business Combination	22,500,000	22,500,000	22,500,000	22,500,000	22,500,000
Total valuation based on the IPO Price	$1,695,277,422	$1,635,277,422	$1,575,277,422	$1,512,389,922	$1,449,239,922
Total shares outstanding post-Business Combination	169,527,742	163,527,742	157,527,742	151,238,922	144,923,992

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their CEPT Class A Ordinary Shares for a pro rata share of the funds in the Trust Account

(2)      Assumes that Public Shareholders holding 25% of the Public Shares (6,000,000 Public Shares) exercise redemption rights with respect to their Public Shares, for an aggregate payment of approximately $61.9 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(3)      Assumes that Public Shareholders holding 25% of the Public Shares (12,000,000 Public Shares) exercise redemption rights with respect to their Public Shares, for an aggregate payment of approximately $123.8 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(4)      Assumes that Public Shareholders holding 75% of the Public Shares (18,000,000 Public Shares) exercise redemption rights with respect to their Public Shares, for an aggregate payment of approximately $185.8 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(5)      Assumes that Public Shareholders holding 100% of the Public Shares (24,000,000 Public Shares) exercise redemption rights with respect to their Public Shares, for an aggregate payment of approximately $247.7 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(6)      Includes 580,000 shares of PubCo Common Stock received in exchange for the CEPT Private Placement Shares. Excludes CEPT Class B Ordinary Shares being surrendered based on redemptions in each scenario as calculated pursuant to the Sponsor Support Agreement (412,500 shares and 862,500 shares in the 75% and 100% Redemptions Scenarios, respectively) and certain CEPT Class B Ordinary Shares (1,800,000 shares in the No Redemptions Scenario, 25% Redemptions Scenario, and 50% Redemptions Scenario, 1,676,250 shares in the 75% Redemptions Scenario, and 1,541,250 shares in the 100% Redemptions Scenario), which are Sponsor Earnout Shares subject to vesting upon the achievement of certain share prices during the Earnout Period.

(7)      Excludes 6,250,000 Securitize Earnout Shares that Securitize Common Securityholders will be eligible to receive upon achievement of certain share prices during the Earnout Period.

The foregoing required disclosure is not a guarantee that the trading price of PubCo Common Stock will not be below the offering price in the CEPT IPO, nor is the required disclosure a guarantee that PubCo will attain any of the levels of valuation presented.

The above discussion and table are based on 30,580,000 CEPT Ordinary Shares outstanding on June 30, 2025. The above discussion and table exclude potential dilutive effects associated with future issuances or grants of equity or equity-linked securities by PubCo pursuant to the Incentive Plan expected to be adopted in connection with the Closing.

The aforementioned equity issuances are not the only sources of potential dilution to the relative ownership percentage associated with shares of PubCo Common Stock held by non-redeeming Public Shareholders after the Closing; any additional equity and equity-linked issuances by PubCo may result in additional dilution to Public Shareholders’ percentage ownership in PubCo, potentially significantly, and may have other effects, as described above and as further described in the “Risk Factors” section of this proxy statement/prospectus.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described above. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:     What conditions must be satisfied or waived to complete the Business Combination?

A:     There are a number of closing conditions to the Business Combination in the Business Combination Agreement, including, but not limited to, the following: (i) approval of each of the CEPT Shareholder Approval Matters; (ii) the consummation of the Transactions not being prohibited by applicable law; (iii) effectiveness of the Registration Statement; (iv) the shares of PubCo Common Stock having been approved for listing on Nasdaq or another national securities exchange; and (v) at least $100 million of PIPE Investment having been funded (or deemed funded, in accordance with the terms of the PIPE Subscription Agreements).

For a summary of all of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “The Business Combination — The Business Combination Agreement” and “The Business Combination — Other Transaction Agreements.”

Q:     Why is CEPT providing CEPT Shareholders with the opportunity to vote on the Business Combination?

A:     Under the CEPT Memorandum and Articles, CEPT must provide all Public Shareholders with the opportunity to have their Public Shares redeemed upon the consummation of CEPT’s initial business combination either in conjunction with a tender offer or in conjunction with a shareholder vote. For business reasons and pursuant to Cayman Islands law requirements, CEPT has elected to structure the Business Combination in such a way as to provide Public Shareholders with the opportunity to have their Public Shares redeemed in connection with a shareholder vote rather than a tender offer. Therefore, CEPT is seeking to obtain the approval of the CEPT Shareholders of the Business Combination Proposal, among the other Proposals, in order to allow the Public Shareholders to effectuate redemptions of their Public Shares in connection with the consummation of the Business Combination.

Q:     Are there any arrangements to help ensure that there will be sufficient funds to consummate the Business Combination?

A:     Yes. Contemporaneously with the execution of the Business Combination Agreement, on October 27, 2025, PubCo, CEPT and Securitize entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, in a private placement immediately prior to the CEPT Merger, 22,500,000 PIPE Shares at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $225 million. The PIPE Investors are permitted under the PIPE Subscription Agreements to satisfy their commitments thereunder through the purchase of CEPT Class A Ordinary Shares on the public market, subject to certain restrictions set forth therein.

The proceeds from the Trust Account (net of any amounts used to fund the redemptions of Public Shares) and the PIPE Investment will be used to pay any transaction expenses of the parties and any remainder will be used for transaction expenses, working capital and general corporate purposes. In addition, CEPT and Securitize may seek to arrange for additional third-party financing which may be in the form of debt (including convertible notes) or equity, the proceeds of which would be used for a variety of purposes.

Q:     How many votes do I have at the Meeting?

A:     CEPT Shareholders are entitled to one vote at the Meeting for each CEPT Ordinary Share held of record as of             , 2026, the Record Date for the Meeting. As of the close of business on the Record Date, there were 30,580,000 CEPT Ordinary Shares issued and outstanding.

Q:     What constitutes a quorum at the Meeting?

A:     A quorum of CEPT Shareholders is necessary to hold a valid meeting. A quorum for the Meeting consists of the holders of a majority of the then issued and outstanding CEPT Ordinary Shares (whether in person (including via the virtual meeting platform) or by proxy). As of the Record Date, CEPT Shareholders holding 15,290,001 CEPT Ordinary Shares would be required to achieve a quorum at the Meeting. In addition to the CEPT Ordinary Shares held by the Sponsor, which represent approximately 21.5% of the issued and outstanding CEPT Ordinary Shares and which will count towards this quorum, CEPT will need only CEPT Shareholders holding 8,710,001 CEPT Ordinary Shares, or approximately 36.3%, of the 24,000,000 Public Shares represented in person (including via the virtual meeting platform) or by proxy at the Meeting to have a valid quorum.

Q:     What vote is required to approve the Proposals presented at the Meeting?

A:     To pass, each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution of CEPT Shareholders, which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). To pass, the Merger Proposal requires a special resolution of CEPT Shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). CEPT Shareholders are also being asked to approve, on a non-binding advisory basis, each of the Organizational Documents Proposals. Although the CEPT Board is asking CEPT Shareholders to approve each of the Organizational Documents Proposals on the non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on each of the Organizational Documents Proposals, the PubCo Charter and the PubCo Bylaws will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved.

Assuming a quorum is established, a CEPT Shareholder’s failure to vote by proxy or to vote at the Meeting will have no effect on the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the Proposals.

The Sponsor has agreed to vote its 6,580,000 CEPT Ordinary Shares, representing approximately 21.5% of the issued and outstanding CEPT Ordinary Shares, in favor of each of the Proposals. As a result, with respect to each Proposal that requires approval of CEPT Shareholders by an ordinary resolution, in addition to the Sponsor’s CEPT Ordinary Shares, CEPT would need only 8,710,001, or approximately 36.3%, of the 24,000,000 Public Shares (assuming all issued and outstanding CEPT Ordinary Shares are voted at the Meeting) and only 1,065,001, or approximately 4.4%, of the 24,000,000 Public Shares (assuming a minimum number of CEPT Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposals that require approval of CEPT Shareholders by a special resolution, in addition to the Sponsor’s CEPT Ordinary Shares, CEPT would need only 13,806,667, or approximately 57.5%, of the 24,000,000 Public Shares (assuming all issued and outstanding CEPT Ordinary Shares are voted at the Meeting) and only 3,613,334, or approximately 15.1%, of the 24,000,000 Public Shares (assuming a minimum number of CEPT Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted in favor of such Proposals in order to have such Proposals approved.

Q:     Are the Proposals conditioned on one another?

A:     Under the Business Combination Agreement, the approval by CEPT Shareholders of the Business Combination Proposal and the Merger Proposal are conditions to the consummation of the Business Combination. If any of those Proposals is not approved by CEPT Shareholders, the Business Combination will not be consummated, unless waived by the Parties. The Merger Proposal is conditioned upon the approval of the Business Combination Proposal. The Organizational Documents Proposals and the Nasdaq Proposal are conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.

Q:     How will the Sponsor and CEPT’s directors and officers vote?

A:     The Sponsor has agreed to vote its 6,580,000 CEPT Ordinary Shares, representing approximately 21.5% of the issued and outstanding CEPT Ordinary Shares, in favor of each of the Proposals. While none of CEPT’s executive officers or directors directly own any CEPT Ordinary Shares, pursuant to the Insider Letter, each of CEPT’s executive officers and directors have agreed to vote any CEPT Ordinary Shares held by them in favor of an initial business combination, including the Business Combination. Accordingly, it is more likely that the necessary shareholder approval will be received than would be the case if the Sponsor and CEPT’s officers and directors had agreed to vote their CEPT Ordinary Shares in accordance with the majority of the votes cast by Public Shareholders.

As a result, with respect to each Proposal that requires approval of CEPT Shareholders by an ordinary resolution, in addition to the Sponsor’s CEPT Ordinary Shares, CEPT would need only 8,710,001, or approximately 36.3%, of the 24,000,000 Public Shares (assuming all issued and outstanding CEPT Ordinary Shares are voted at the Meeting) and only 1,065,001, or approximately 4.4%, of the 24,000,000 Public Shares (assuming a minimum number of CEPT Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposals that require approval of CEPT Shareholders by a special resolution, in addition to the Sponsor’s CEPT Ordinary Shares, CEPT would need only 13,806,667, or approximately 57.5%, of the 24,000,000 Public Shares (assuming all issued and outstanding CEPT Ordinary Shares are voted at the Meeting) and only 3,613,334, or approximately 15.1%, of the 24,000,000 Public Shares (assuming a minimum number of CEPT Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted in favor of such Proposals in order to have such Proposals approved.

Q:     What interests do the Sponsor, CEPT’s directors and executive officers and their affiliates have in the Business Combination?

A:     When Public Shareholders consider the recommendation of the CEPT Board in favor of approval of the Business Combination and other Proposals, Public Shareholders should keep in mind that the Sponsor and CEPT’s directors and officers have interests in the Proposals that are different from or in addition to (and which may conflict with), the interests of a Public Shareholder as a CEPT Shareholder. These interests include, among other things:

•        As of the date hereof, the Sponsor is the record holder of 6,000,000 CEPT Founder Shares and 580,000 CEPT Private Placement Shares. The following persons have material interests in the Sponsor: Cantor is the sole member of the Sponsor; CFGM is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM and Cantor. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CEPT Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. As of the date hereof, other than Brandon G. Lutnick (as described above) and Danny Salinas (who has a minority limited partnership interest in Cantor), none of CEPT’s other directors or executive officers has a direct or indirect ownership interest in the Sponsor and none of CEPT’s directors or executive officers has beneficial ownership of the CEPT Ordinary Shares held directly by the Sponsor;

•        The Sponsor paid $25,000, or approximately $0.004 per share, for the 6,000,000 CEPT Founder Shares, and $5,800,000, or $10.00 per share, for the 580,000 CEPT Private Placement Shares. As of October 27, 2025, the aggregate value of such shares is estimated to be approximately $81.1 million, assuming the per share value of the shares is the same as the $12.33 closing price of the CEPT Class A Ordinary Shares on Nasdaq on October 28, 2025 (the date the proposed Business Combination was announced). As a result, the Sponsor is likely to be able to recoup its investment in CEPT and make a substantial profit on that investment, even if shares of PubCo Common Stock lose significant value after the Closing. This means that the Sponsor could earn a positive rate of return on its investment, even if Public Shareholders experience a negative rate of return in PubCo;

•        The 6,000,000 CEPT Founder Shares and 580,000 CEPT Private Placement Shares held by the Sponsor and purchased by the Sponsor for $5,825,000 will be worthless if a business combination is not consummated by CEPT by the end of the Combination Period (as defined below);

•        Pursuant to the Insider Letter, Sponsor agreed that, subject to limited exceptions, the 580,000 CEPT Class A Ordinary Shares it holds will not be sold or transferred until 30 days after CEPT has completed a business combination and that the 6,000,000 CEPT Founder Shares it holds will not be sold or transferred until the earlier of (a) the one-year anniversary of CEPT’s initial business combination, (b) subsequent to CEPT’s initial business combination, (x) if the last reported sale price of the CEPT Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after CEPT’s initial business combination, and (c) the date on which CEPT completes certain material transactions that result in all of its shareholders having the right to exchange their shares for cash, securities or other property. The Sponsor Support Agreement shortens the lock-up that will apply to the Post-Combination Founder Shares from one year to 180 days, and provides that one-third of the Post-Combination Founder Shares are subject to early-release in the event the VWAP of a share of PubCo Common Stock exceeds $12.50, $15.00 and $17.50, in each case for at least 20 out of 30 consecutive trading days commencing 90 days after the Closing, and removes clause (b) above;

•        CF&Co., an affiliate of the Sponsor and Cantor, is a party to the PIPE Engagement Letter pursuant to which PubCo, Securitize and CEPT engaged CF&Co. as a co-placement agent for the PIPE Investment. CF&Co. is also a party to the M&A Engagement Letter pursuant to which CEPT engaged CF&Co. as CEPT’s exclusive financial advisor for the Business Combination. Pursuant to the PIPE Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to approximately $4.3 million (assuming that all PIPE Investors fund, or are deemed to have funded, their commitments in their PIPE Subscription Agreements and excluding certain PIPE Investors who had pre-existing investments in Securitize). Pursuant to the M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at the Closing equal to 1% of the Securitize Equity Value, and up to an additional 0.5% of the Securitize Equity Value (which shall be reduced in proportion to the number of Public Shares redeemed prior to the Closing). In addition, CF&Co. is also a party to the Business Combination Marketing Agreement, pursuant to which CF&Co. will receive an $8.4 million cash fee at the Closing. Payment of the foregoing fees are contingent on the Closing.

•        The Sponsor and CEPT’s officers and directors have agreed not to redeem any CEPT Ordinary Shares held by them in connection with a shareholder vote to approve a proposed business combination, including the Business Combination;

•        The CEPT Memorandum and Articles provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CEPT; and (ii) CEPT renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CEPT, on the other. In the course of their other business activities, CEPT’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to CEPT as well as the other entities with which they are affiliated. CEPT’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before CEPT is presented with it. CEPT does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target;

•        CEPT has until the end of the Combination Period to consummate a business combination. If the Business Combination with Securitize is not consummated and CEPT does not consummate another business combination by the end of the Combination Period, CEPT will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the CEPT Board, dissolving and liquidating, subject in each case above to CEPT’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 6,000,000 CEPT Founder

Shares and 580,000 CEPT Private Placement Shares held by the Sponsor would be worthless because the Sponsor has waived its right to participate in any redemption or distribution with respect to such CEPT Ordinary Shares, and CF&Co. will not receive any of the fees described above;

•        CEPT has issued the Sponsor Loan to the Sponsor in respect of up to $1,750,000 of loans the Sponsor has made, and will make, to CEPT to fund CEPT’s expenses relating to investigating and selecting an acquisition target and other working capital requirements. The Sponsor Loan does not bear interest and is repayable by CEPT to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CEPT Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CEPT had approximately $78,000 outstanding under the Sponsor Loan. If the Business Combination or another business combination is not consummated by the end of the Combination Period, the Sponsor Loan may not be repaid to the Sponsor, in whole or in part;

•        CEPT has also issued the Sponsor Note to the Sponsor in respect of up to $3,600,000 of loans the Sponsor will make to CEPT in connection with a Redemption Event, such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CEPT to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Note may be converted into CEPT Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CEPT had $0 outstanding under the Sponsor Note. The Sponsor Note, if drawn, will not be repaid to the extent that the amount of the Sponsor Note exceeds the amount of available proceeds not deposited in the Trust Account if a business combination is not completed;

•        If CEPT is unable to complete a business combination by the end of the Combination Period, the Sponsor has agreed to be liable to CEPT if and to the extent of any claims by a third party for services rendered or products sold to CEPT or by a prospective acquisition target with which CEPT has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, in each case, reduce the amount of redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event, provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CEPT’s indemnity of the underwriters of the CEPT IPO against certain liabilities, including liabilities under the Securities Act nor to claims brought by CEPT’s public auditor;

•        The Sponsor, CEPT’s officers and directors and their affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on CEPT’s behalf, such as identifying, investigating, negotiating and completing a business combination. If CEPT does not complete a business combination by the end of the Combination Period, CEPT may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor, CEPT’s officers and directors or their affiliates has incurred any such expenses which would be reimbursed at the Closing; and

•        CEPT’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CEPT’s directors’ and officers’ liability insurance policy for up to a six-year period from and after the Closing for events occurring prior to the Closing, which tail policy is to be paid for by PubCo at the Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CEPT’s officers and directors may not receive this tail insurance coverage.

Unrelated to the Business Combination, affiliates of the Sponsor and Cantor, including Cantor’s asset management division, are customers of Securitize and pay Securitize fees for providing services. Cantor and its affiliates may pursue additional business relationships and opportunities in the future with Securitize unrelated to the Business Combination.

For more information, see “Certain Relationships and Related Party Transactions” and see the risk factor entitled “Risk Factors — Risks Related to the Business Combination — Since the Sponsor and CEPT’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with PubCo and Securitize is appropriate as CEPT’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CEPT if the Business Combination is not completed or any other business combination is not completed.”

CEPT’s management determined that, in light of the potential conflicting interests described above with respect to the Sponsor and its Affiliates, the CEPT Audit Committee should separately review and consider the potential conflicts of interest with respect to the Sponsor and its Affiliates arising out of the proposed Business Combination and the proposed terms in respect thereof. Accordingly, the CEPT Audit Committee reviewed and considered such interests and, after taking into account the factors they deemed applicable (including the potential conflicting interests), unanimously approved the Business Combination Agreement and the transactions contemplated therein.

Q:     What interests do PubCo’s directors and executive officers have in the Business Combination?

A:     In considering the recommendation of the CEPT Board to vote in favor of approval of the Proposals, CEPT Shareholders should keep in mind that the directors and executive officers of PubCo have interests in such Proposals that are different from or in addition to, those of CEPT Shareholders. In particular:

•        PubCo is in the process of negotiating employment agreements with its Chief Executive Officer, Chief Financial Officer and Chief Operating Officer and expects to enter into an employment agreement with each of them prior to the Closing. PubCo also intends to grant equity awards under the Incentive Plan to PubCo’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, in accordance with their employment agreements. As party to the anticipated employment agreements and recipients of the anticipated equity awards, PubCo’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer may have interests in the Business Combination that are different from or in addition to, the shareholders of PubCo; and

•        The fact that Carlos Domingo, Chief Executive Officer of PubCo, is expected to become a director of PubCo at Closing.

Q:     What is CF&Co.’s history with CEPT and PubCo?

A:     CF&Co.’s history with CEPT and PubCo can be summarized as follows:

•        CF&Co. served as underwriter for the CEPT IPO. Pursuant to an underwriting agreement, dated May 1, 2025, between CEPT, on the one hand, and CF&Co. and Odeon Capital Group LLC (“Odeon”), on the other hand, CEPT paid a total of $4,800,000 in underwriting discounts and commissions for CF&Co.’s services as the representative of the underwriters in the CEPT IPO.

•        Pursuant to the Business Combination Marketing Agreement, CEPT engaged CF&Co. as an advisor in connection with CEPT’s initial business combination to assist CEPT in arranging meetings with CEPT Shareholders to discuss any potential business combination and an acquisition target’s attributes, introducing CEPT to potential investors that are interested in purchasing CEPT’s securities and assisting CEPT with its press releases and public filings in connection with any business combination. Pursuant to the Business Combination Marketing Agreement, CEPT agreed to pay CF&Co. a cash fee for such services upon the consummation of its business combination in an amount equal to $8,400,000.

•        Pursuant to the PIPE Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at the Closing, equal to approximately $4.3 million (assuming that all PIPE Investors fund, or are deemed to have funded, their commitments in their PIPE Subscription Agreements and excluding certain PIPE Investors who had pre-existing investments in Securitize).

•        Pursuant to the M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at the Closing equal to 1% of the Securitize Equity Value, and up to an additional 0.5% of the Securitize Equity Value (which shall be reduced in proportion to the number of Public Shares redeemed prior to the Closing).

Q:     When will the Sponsor and the Securitize Stockholders be entitled to transfer their respective shares of PubCo Common Stock?

A:     The Sponsor has agreed, and each of the Securitize Stockholders will agree, to restrictions on their ability to transfer, assign or sell their shares of PubCo Common Stock, as summarized in the table below. Such transfer restrictions will apply until the applicable expiration date, unless earlier waived by the contracting parties.

Subject Securities	Persons Subject to Restrictions	Expiration Date	Exceptions to Transfer Restrictions
CEPT Founder Shares (and the shares of PubCo Common Stock received by the Sponsor in exchange therefor in the CEPT Merger)	Sponsor

Up to 180 days after the Closing (subject to early-release in the event the VWAP of a share of PubCo Common Stock exceeds $12.50, $15.00 and $17.50, in each case for at least 20 out of 30 consecutive trading days commencing 90 days after the Closing).

Transfers permitted (a) to CEPT’s officers or directors, any current or future affiliate or family member of any of such officers or directors, or any current or future affiliate of the Sponsor to any member(s), officers, directors or employees of the Sponsor of any of its current or future affiliates, or as a gift to a charitable organization; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, or a current or future affiliate of such person; (c) to a charitable organization; (d) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (e) in the case of an individual, pursuant to a qualified domestic relations order; (f) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial business combination at prices no greater than the price at which the shares were originally purchased; (g) in the event of CEPT’s or liquidation prior to the completion of an initial business combination; or (h) by virtue of the laws of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; provided, however, that in the case of clauses (a) through (f) or (h), these permitted transferees must enter into a written agreement with CEPT or PubCo agreeing to be bound by these same transfer restrictions.

Subject Securities	Persons Subject to Restrictions	Expiration Date	Exceptions to Transfer Restrictions
CEPT Private Placement Shares (and the shares of PubCo Common Stock received in exchange therefore in the CEPT Merger)	Sponsor	30 days after the Closing	Same as above.
Shares of PubCo Common Stock received by Securitize Stockholders in the Securitize Merger	Securitize Stockholders

Up to 180 days after the Closing (subject to early-release in the event the VWAP of a share of PubCo Common Stock exceeds $15.00, $17.50 and $20.00, in each case for at least 20 out of 30 consecutive trading days commencing 90 days after the Closing).

Transfers permitted (and other exceptions permitted for) (I) in the case of an entity, (A) to another entity that is an Affiliate of the holder, (B) as part of a distribution to members, partners or stockholders of holder and (C) to officers or directors of holder, any Affiliate or family member of any of holder’s officers or directors, or to any members, officers, directors or employees of holder or any of its Affiliates; (II) in the case of an individual, by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an Affiliate of such person; (III) to a charitable organization; (IV) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (V) in the case of an individual, pursuant to a qualified domestic relations order; (VI) in the case of an entity, by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (VII) to satisfy any U.S. federal, state, or local income tax obligations of holder (or its direct or indirect owners) to the extent necessary to cover any tax liability as a direct result of the Transactions; (VIII) transactions relating to PubCo Common Stock acquired in open market transactions after the Closing, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the lock-up period; (IX) the exercise of any options to purchase PubCo Common Stock (which exercises may be effected on a cashless basis to the extent the instruments representing such options permit exercises on a cashless basis), but

Subject Securities	Persons Subject to Restrictions	Expiration Date	Exceptions to Transfer Restrictions

for the avoidance of doubt, any PubCo Common Stock received upon exercise of options, shall remain subject to the these lock-up restrictions during the lock-up period; (X) to PubCo to satisfy tax withholding obligations pursuant to PubCo’s equity incentive plans or arrangements; (XI) the establishment, at any time after the Closing, by a holder of a trading plan providing for the sale of PubCo Common Stock that meets the requirements of Rule 10b5-1(c) under the Exchange Act (a “Trading Plan”); provided, however, that no sales of Restricted Securities shall be made by such Holder pursuant to such Trading Plan during the lock-up period and no public announcement or filing is voluntarily made regarding such plan during the lock-up period; or (XII) transfers made in connection with a liquidation, merger, share exchange or other similar transaction that results in all of PubCo’s stockholders having the right to exchange their PubCo Common Stock for cash, securities or other property subsequent to the Closing Date; or (XIII) in the case of Carlos Domingo only, a pledge of a number of shares of PubCo Common Stock with a market value equal to no more than $10.0 million (calculated based on the price of a share of PubCo Common Stock on the principal exchange on which such securities are then listed or quoted (as reported on Bloomberg) as of or for the period required under the applicable lending agreement in a transaction as collateral to secure his obligations in respect of the advance of cash to payoff a pre-closing promissory note; provided, however, that during the lock-up period such third party shall not be permitted to foreclose upon such PubCo Common Stock or otherwise be entitled to enforce its rights or remedies with respect to the PubCo Common Stock, including, without limitation, the right to vote, transfer or take title to or ownership of such PubCo Common Stock.

Q:     Did the CEPT Board obtain a fairness opinion (or any similar report or appraisal) in determining whether or not to proceed with the Business Combination?

A:     No. The CEPT Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination. However, CEPT’s management, the members of the CEPT Board and the other representatives of CEPT have experience in evaluating the operating and financial merits of companies operating in the blockchain and digital asset industries and reviewed certain financial information of Securitize and other relevant financial information selected based on the experience and the professional judgment of CEPT’s management team. Accordingly, investors will be relying solely on the judgment of the CEPT Board in valuing Securitize’s business and accordingly, investors assume the risk that the CEPT Board may not have properly valued such business. For more information, see the risk factor entitled “Risk Factors — Risks Related to the Business Combination — Neither the CEPT Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, CEPT Shareholders have no assurance from an independent source that the number of shares of PubCo Common Stock to be issued to Securitize Stockholders and CEPT Shareholders in the Business Combination is fair to CEPT — and, by extension, CEPT Shareholders — from a financial point of view.”

Q:     What factors did the CEPT Board consider in connection with its decision to recommend voting in favor of the Business Combination?

A:     The CEPT Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the CEPT Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the CEPT Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Neither the CEPT Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether to pursue the terms of the Business Combination (including the consideration to be received by CEPT Shareholders and Securitize Stockholders). Before reaching its decision, the CEPT Board reviewed the information provided to it by its management, representatives of the Sponsor and CEPT’s legal and financial advisors, including the analyses prepared by CF&Co., in its capacity as financial advisor to CEPT, as further described in the section entitled “The Business Combination Proposal — CEPT Board’s Reasons for Approval of the Business Combination — Comparable Company Analysis” below.

The CEPT Board determined that pursuing a potential business combination with PubCo and Securitize would be an attractive opportunity for CEPT and the CEPT Shareholders, which determination was based on a number of factors. See the section titled “The Business Combination Proposal — CEPT Board’s Reasons for Approval of the Business Combination.”

Q:     What are the U.S. federal income tax consequences of the CEPT Merger to me?

A:     As discussed more fully under “— Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences of the CEPT Merger to U.S. Holders,” the CEPT Merger should constitute a reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming that the CEPT Merger so qualifies and subject to the discussion in “— Material U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations”, U.S. Holders (as defined in “— Material U.S. Federal Income Tax Considerations”) will be subject to Section 367(b) of the Code and, as a result:

•        A U.S. Holder whose Public Shares have a fair market value of less than $50,000 on the date of the CEPT Merger will not recognize any gain or loss and will not be required to include any part of CEPT’s earnings in income;

•        A U.S. Holder who, on the date of the CEPT Merger, is a 10% U.S. Shareholder (as defined in “— Material U.S. Federal Income Tax Considerations — U.S. Holders — Effects of Section 367 to U.S. Holders”) will generally be required to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its Public Shares; and

•        A U.S. Holder whose Public Shares have a fair market value of $50,000 or more and who is not a 10% U.S. Shareholder will generally recognize gain (but not loss) on the exchange of its Public Shares for PubCo Common Stock pursuant to the CEPT Merger. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the earnings and profits amount attributable to its Public Shares provided certain other requirements are satisfied.

CEPT does not expect to have significant cumulative earnings and profits, if any, on the date of the CEPT Merger.

Furthermore, if the CEPT Merger qualifies as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder of Public Shares may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Public Shares for PubCo Common Stock pursuant to the CEPT Merger under the “passive foreign investment company,” or “PFIC,” rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code and would generally require that a United States person who disposes of stock of a PFIC must recognize gain equal to the excess, if any, of the fair market value of the PubCo Common Stock received in the CEPT Merger over the U.S. Holder’s adjusted tax basis in the corresponding Public Shares surrendered in exchange therefor, notwithstanding any other provision of the Code. Because CEPT is a blank check company with no current active business, we believe that CEPT would likely be classified as a PFIC for its current (and its prior) taxable years. As a result, these proposed Treasury Regulations, if finalized in their current form, may require a U.S. Holder of Public Shares to recognize gain on the exchange of such Public Shares for PubCo Common Stock pursuant to the CEPT Merger, unless such U.S. Holder has made certain tax elections with respect to such Public Shares that are described in more detail in “— Material U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations — QEF Election and Mark-to-Market Election.” The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the CEPT Merger, see the discussion in the section titled “— Material U.S. Federal Income Tax Considerations.”

The CEPT Merger should not result in any U.S. federal income tax consequences to Non-U.S. Holders (as defined in “— Material U.S. Federal Income Tax Considerations”).

The tax consequences of the CEPT Merger are complex and will depend on a holder’s particular circumstances. All holders are urged to consult with their tax advisors regarding the tax consequences to them of the CEPT Merger, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For additional discussion of the U.S. federal income tax treatment of the CEPT Merger, see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences of the CEPT Merger to U.S. Holders” and “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders.”

Q:     How will the Business Combination affect my CEPT Class A Ordinary Shares?

A:     Pursuant to the Business Combination Agreement, upon the Closing, CEPT will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving entity, as a result of which CEPT Shareholders will receive one share of PubCo Common Stock for each CEPT Class A Ordinary Share held by such CEPT Shareholder (other than any Public Shares which are the subject of valid redemption requests). For more information on the rights of shares of PubCo Common Stock, see “Description of PubCo Securities.”

Q:     How many votes per share is each class of PubCo Common Stock entitled?

A:     Upon Closing, each share of PubCo Common Stock will be entitled to one vote.

Q:     Why is CEPT proposing the Nasdaq Proposal?

A:     Under Nasdaq Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares); or (ii) the number of ordinary shares to be issued is or will be equal to or in excess of 20% of the number of ordinary shares outstanding before the issuance of the share or securities.

Under Nasdaq Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the ordinary shares (or securities convertible into or exercisable for ordinary shares) or voting power of an issuer could constitute a change of control.

Under Nasdaq Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of ordinary shares (or securities convertible into or exercisable for ordinary shares) at a price that is less than the lower of (the “Minimum Price”): (i) the Nasdaq official closing price immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Immediately prior to the Closing, CEPT expects to issue an aggregate of 22,500,000 PIPE Shares to the PIPE Investors (assuming all PIPE Investors fund their commitments in their PIPE Subscription Agreements in cash), at a price per share of $10.00, which represents a discount to the Minimum Price of CEPT Class A Ordinary Shares of $12.03 as of October 24, 2025, the last trading day prior to the date the PIPE Subscription Agreements were signed.

In addition, connection with the consummation of the Business Combination and based on the assumptions described elsewhere in this proxy statement/prospectus, (i) CEPT expects to issue, immediately prior to the consummation of the CEPT Merger, (a) up to 535,000 CEPT Class A Ordinary Shares issuable in repayment of the Sponsor Loan and the Sponsor Note and (b) up to 22,500,000 PIPE Shares issuable to PIPE Investors upon consummation of the PIPE Investment, and (ii) PubCo expects to issue, (a) up to 155,077,742 shares of PubCo Common Stock in exchange for Securitize Shares (including up to 6,250,000 Securitize Earnout Shares), (b) up to              additional shares of PubCo Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan and pursuant to the Assumed Options, and (c) up to 3,855,035 shares of PubCo Common Stock issuable upon exercise of the Assumed Warrants.

For further details, see “The Business Combination Agreement,” “The Business Combination Proposal — Covenants — PIPE Investment” and “Executive and Director Compensation — PubCo — Summary of the Material Terms of the Incentive Plan.” Accordingly, the aggregate number of (i) CEPT Class A Ordinary Shares that CEPT will issue and (ii) shares of PubCo Common Stock that PubCo will issue in connection with the Business Combination will, in the aggregate, exceed 20% of both the voting power and the number of CEPT Ordinary Shares outstanding before such issuance and will result in a change of control of CEPT. For these reasons, CEPT is seeking the approval of CEPT Shareholders for such issuances in connection with the Business Combination pursuant to Nasdaq Rules 5635(a), (b) and (d). For further details, see “The Nasdaq Proposal.”

Q:     What happens if I sell my Public Shares before the Meeting?

A:     The Record Date is earlier than the date of the Meeting. If you transfer your Public Shares after the Record Date but before the date of the Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Meeting. However, you will not be able to seek redemption of your Public Shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described herein. If you transfer your Public Shares prior to the Record Date, you will have no right to vote those shares at the Meeting.

Q:     What happens if CEPT Shareholders vote against the Business Combination Proposal?

A:     Pursuant to the CEPT Memorandum and Articles, if the Business Combination Proposal is not approved and CEPT does not otherwise consummate an alternative business combination by the end of the Combination Period, CEPT will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in the Trust Account, including interest (net of taxes payable), to the Public Shareholders in accordance with the CEPT Memorandum and Articles.

Q:     Do I have redemption rights?

A:     Pursuant to the CEPT Memorandum and Articles, holders of Public Shares may elect to have their Public Shares redeemed for cash at the then-applicable redemption price calculated as of two (2) business days prior to the Closing. As of the date of this proxy statement/prospectus, based on funds in the Trust Account of approximately $244.1 million as of September 30, 2025, this would have amounted to approximately $10.32 per share (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPT’s estimate of the amount that may be withdrawn to pay applicable taxes). If a holder exercises its redemption rights, then such holder will be exchanging its Public Shares for cash. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to CST prior to the Meeting. See the section titled “Extraordinary General Meeting of CEPT Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash. In connection with the CEPT IPO, the Sponsor and CEPT’s executive officers and directors agreed to waive any redemption rights with respect to any CEPT Ordinary Shares held by them in connection with the completion of the Business Combination. Such waivers are standard in transactions of this type and the Sponsor and CEPT’s executive officers and directors did not receive separate consideration for the waiver.

Q:     Will how I vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights whether or not you are a holder of Public Shares on the Record Date (so long as you are a holder at the time of exercise), or whether or not you are a holder and vote your Public Shares on the Business Combination Proposal (for or against) or any other Proposal. As a result, the Business Combination Agreement can be approved by Public Shareholders who will redeem their Public Shares, leaving Public Shareholders who choose not to redeem their Public Shares holding shares in a company with a potentially less liquid trading market, fewer shareholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq or another national securities exchange.

Q:     How do I exercise my redemption rights?

A:     In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern Time, on             , 2026 (two (2) business days before the Meeting), tender your Public Shares physically or electronically and submit a request in writing that CEPT redeem your Public Shares for cash to CST, CEPT’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

If you hold Public Shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DTC’s DWAC system.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with CEPT’s consent, until the consummation of the Business Combination. If you delivered your Public Shares for redemption to CST and decide within the required timeframe not to exercise your redemption rights, you may request that CST return the shares (physically or electronically). You may make such request by contacting CST at the phone number or address listed under the question “Who can help answer my questions?” below.

Any holder of Public Shares (whether or not they are a holder on the Record Date) will be entitled to demand that their Public Shares be redeemed for a pro rata portion of the amount then in the Trust Account (which was approximately $244.1 million as of September 30, 2025, or approximately $10.32 per share (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPT’s estimate of the amount that may be withdrawn to pay applicable taxes), as of the Record Date). Such amount, less any owed but unpaid taxes on the funds in the Trust Account, will be paid promptly upon consummation of the Business Combination. Your vote on any Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

If a holder of Public Shares properly makes a demand for redemption as described above, then, if the Business Combination is consummated, CEPT will convert these shares into a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Public Shares for cash and will not be entitled to shares of PubCo Common Stock upon consummation of the Business Combination. If the Business Combination is not approved or completed for any reason, then holders of Public Shares who elected to exercise their redemption rights would not be entitled to convert their Public Shares for the applicable pro rata share of the Trust Account. In such case, CEPT will promptly return any Public Shares delivered by Public Shareholders and such holders may only share in the assets of the Trust Account upon the consummation of another business combination or the liquidation of CEPT. This may result in holders receiving less than they would have received if the Business Combination was completed and they exercised redemption rights in connection therewith.

Notwithstanding the foregoing, the CEPT Memorandum and Articles provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares in the aggregate, without the prior consent of CEPT.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     The U.S. federal income tax consequences of a holder of Public Shares exercising redemption rights depends on the particular facts and circumstances. Because the CEPT Merger will occur after the redemption of U.S. Holders (as defined in “— Material U.S. Federal Income Tax Considerations” below) that exercise redemption rights, U.S. Holders exercising redemption rights should not be subject to the potential tax consequences of Section 367(b) of the Code as a result of the CEPT Merger, but will be subject to the potential tax consequences of CEPT being treated as a passive foreign investment company. Please see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their Public Shares Redeemed for Cash.” If you are a U.S. Holder of Public Shares contemplating exercising your redemption rights, you are urged to consult your tax advisor to determine the tax consequences thereof.

Q:     Do I have appraisal rights if I object to the proposed Business Combination?

A:     No appraisal or dissenters’ rights are available to CEPT Shareholders in connection with the ordinary resolution to approve the Business Combination Proposal. Under the Cayman Act, minority shareholders have a right to dissent to a merger and if they so dissent, they are entitled to be paid the fair value of their shares, which if necessary, may ultimately be determined by the court. Therefore, holders of record of CEPT Class A Ordinary Shares (“CEPT Class A Record Holders”) have a right to dissent from the CEPT Merger. Please see the section titled “The Merger Proposal — Appraisal or Dissenters’ Rights” for additional information.

In addition, Public Shareholders are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the redemption proceeds payable to Public Shareholders who exercise such redemption rights will represent the fair value of those shares. For a discussion about the Public Shareholders’ redemption rights, please see “Extraordinary General Meeting of CEPT Shareholders — Redemption Rights.”

Q:     What happens to the funds deposited in the Trust Account after the consummation of the Business Combination?

A:     If the Business Combination is consummated, the funds held in the Trust Account will be used to pay CEPT Shareholders who properly exercise their redemption rights. The remaining amount will be released to CEPT and used to:

•        pay certain fees, costs and expenses (including taxes, regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by CEPT, Securitize and PubCo in connection with the transactions contemplated by the Business Combination and pursuant to the terms of the Business Combination Agreement; and

•        provide for general corporate purposes of PubCo, including, but not limited to, transaction expenses and working capital.

Q:     What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:     Unlike some other blank check companies which require their public shareholders to vote against a business combination in order to exercise their redemption rights, Public Shareholders may vote in favor of the Business Combination and exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are substantially reduced as a result of redemption by Public Shareholders. With fewer Public Shares and Public Shareholders, the trading market for shares of PubCo Common Stock may be less liquid than the market for Public Shares was prior to the Business Combination, and PubCo may not be able to meet the listing standards for Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into PubCo’s business will be reduced.

In the event of significant redemptions, with fewer Public Shares and Public Shareholders, the trading market for PubCo Common Stock may be less liquid than the market of CEPT Class A Ordinary Shares was prior to the Business Combination, and PubCo may not be able to meet the listing standards for a stock exchange.

The table below presents the value per share to a Public Shareholder that elects not to redeem under: (1) the No Redemptions Scenario; (2) the 25% Redemptions Scenario; (3) the 50% Redemptions Scenario; (4) the 75% Redemptions Scenario; and (5) the 100% Redemptions Scenario.

	No Redemptions Scenario(1)		25% Redemptions Scenario(2)		50% Redemptions Scenario(3)		75% Redemptions Scenario(4)		100% Redemptions Scenario(5)
	Shares	Value per Share(6)	Shares	Value per Share(6)	Shares	Value per Share(6)	Shares	Value per Share(6)	Shares	Value per Share(6)
Base Scenario(7)	171,327,742	$10.32	165,327,742	$10.32	159,327,742	$10.32	152,915,242	$10.32	146,465,242	$10.32
Securitize Earnout Shares(8)	177,577,742	$9.96	171,577,742	$9.95	165,577,742	$9.93	159,165,242	$9.92	152,715,242	$9.90
Exercising all Assumed Warrants and all Assumed Options(9)	186,767,298	$9.56	180,767,298	$9.53	174,767,298	$9.51	168,354,798	$9.47	161,904,798	$9.44
Earnout Shares and exercising all Assumed Warrants and all Assumed Options(10)	193,017,298	$9.25	187,017,298	$9.21	181,017,298	$9.18	174,604,798	$9.14	168,154,798	$9.09

The table below presents the post-transaction equity value under: (1) the No Redemptions Scenario; (2) the 25% Redemptions Scenario; (3) the 50% Redemptions Scenario; (4) the 75% Redemptions Scenario; and (5) the 100% Redemptions Scenario.

	No Redemptions Scenario(1)	25% Redemptions Scenario(2)	50% Redemptions Scenario(3)	75% Redemptions Scenario(4)	100% Redemptions Scenario(5)
Base Scenario(7)	$1,768,461,252	$1,706,528,681	$1,644,596,111	$1,578,405,676	$1,511,828,162
Securitize Earnout Shares(8)	$1,768,461,252	$1,706,528,681	$1,644,596,111	$1,578,405,676	$1,511,828,162
Exercising all Assumed Warrants and all Assumed Options(9)	$1,785,192,976	$1,723,260,405	$1,661,327,835	$1,595,137,400	$1,528,559,886
Earnout Shares and exercising all Assumed Warrants and all Assumed Options(10)	$1,785,192,976	$1,723,260,405	$1,661,327,835	$1,595,137,400	$1,528,559,886

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their CEPT Class A Ordinary Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that Public Shareholders holding 25% of the Public Shares (6,000,000 Public Shares) exercise redemption rights with respect to their Public Shares, for an aggregate payment of approximately $61.9 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(3)      Assumes that Public Shareholders holding 50% of the Public Shares (12,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $123.8 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(4)      Assumes that Public Shareholders holding 75% of the Public Shares (18,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $185.8 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(5)      Assumes that Public Shareholders holding 100% of the Public Shares (24,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $247.7 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(6)      Based on a post-transaction equity value of PubCo of the following:

(6a)    Based on a post-transaction equity value of PubCo of $1,707 million, which equals (i) $1,768 million less (ii) $61.9 million, equivalent to the value of 6,000,000 Public Shares redeeming in the 25% Redemptions Scenario assuming an $10.32 per share redemption price.

(6b)    Based on a post-transaction equity value of PubCo of $1,645 million, which equals (i) $1,768 million less (ii) $123.8 million, equivalent to the value of 12,000,000 Public Shares redeeming in the 50% Redemptions Scenario assuming an $10.32 per share redemption price.

(6c)    Based on a post-transaction equity value of PubCo of $1,578 million, which equals (i) $1,768 million less (ii) $190.0 million, equivalent to the value of 412,500 forfeited Sponsor Shares and 18,000,000 Public Shares redeeming in the 75% Redemptions Scenario assuming an $10.32 per share redemption price.

(6d)    Based on a post-transaction equity value of PubCo of $1,512 million, which equals (i) $1,768 million less (ii) $256.6 million, equivalent to the value of 862,500 forfeited Sponsor Shares and 24,000,000 Public Shares redeeming in the 100% Redemptions Scenario assuming an $10.32 per share redemption price.

(7)      Includes (i) 118,247,742 shares of PubCo Common Stock held by Securitize Stockholders in all redemption scenarios, (ii) (a) 24,000,000 Public Shares held by Public Shareholders in the No Redemptions Scenario, (b) 18,000,000 Public Shares held by Public Shareholders in the 25% Redemptions Scenario, (c) 12,000,000 Public Shares held by Public Shareholders in the 50% Redemptions Scenario, (d) 6,000,000 Public Shares held by Public Shareholders in the 75% Redemptions Scenario, and (e) zero Public Shares held by Public Shareholders in the 100% Redemptions Scenario, (iii) the Sponsor’s 6,580,000 shares of PubCo Class A Common Stock (including the Sponsor Earnout Shares which will be issued and outstanding at Closing, and excluding the Surrendered CEPT Shares), and (iv) 22,500,000 shares of PubCo Common stock held by PIPE investors in all redemption scenarios; Excludes (i) 6,250,000 Securitize Earnout Shares that Securitize Common Securityholders will be eligible to receive upon the achievement of certain share prices during the Earnout Period, (ii) 3,855,035 Assumed Warrants and 11,584,521 vested Assumed Options, and (iii) 412,500 Surrendered CEPT Shares in the 75% Redemptions Scenario and 862,500 Surrendered CEPT Shares in the 100% Redemptions Scenario.

(8)      Represents the Base Scenario plus: the issuance of all 6,250,000 Securitize Earnout Shares upon the achievement of certain share prices during the Earnout Period.

(9)      Represents the Base Scenario plus the cash exercise of 3,855,035 Assumed Warrants at an exercise price of $3.25 per warrant and 11,584,521 vested Assumed Options at various exercise prices ranging from $0.30 to $0.75 per option.

(10)    Represents the Base Scenario plus: (i) the issuance of all 6,250,000 Securitize Earnout Shares and (ii) the cash exercise of 3,855,035 Assumed Warrants at an exercise price of $3.25 per warrant and 11,584,521 vested Assumed Options at various exercise prices ranging from $0.30 to $0.75 per option.

Q:     What happens if the Business Combination is not consummated?

A:     If CEPT does not complete the Business Combination with Securitize or another business combination by the end of the Combination Period, CEPT must: (i) redeem 100% of the issued and outstanding Public Shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account (which was approximately $244.1 million as of September 30, 2025, or approximately $10.32 per share (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPT’s estimate of the amount that may be withdrawn to pay applicable taxes)) divided by the number of Public Shares then outstanding, (ii) cease all operations except for the purpose of winding up, and (iii) subject to the approval of its remaining shareholders and its board of directors, dissolve and liquidate. For more information about the liquidation process, see “Information About CEPT — Redemption Rights for Public Shareholders upon Completion of the Business Combination — Redemption of Public Shares and Liquidation if no Initial Business Combination.”

Q:     When do you expect the Business Combination to be completed?

A:     It is currently anticipated that the Business Combination will be consummated promptly following the Meeting, which is set for             , 2026. However, the Meeting could be adjourned, as described above. In addition, the Business Combination Agreement may be terminated by the parties upon the occurrence of certain events. For a description of the conditions for the completion of the Business Combination, see the section entitled “The Business Combination — Conditions to the Parties’ Obligations to the Closing.”

Q:     When and where is the Meeting?

A:     The Meeting will be held on             , 2026, at a.m., Eastern Time. The Meeting will be held at the offices of Hughes Hubbard & Reed LLP, One Battery Park Plaza, 10th Floor, New York, New York 10004 and virtually over the Internet by means of a live audio webcast. You will be able to attend, vote your shares and submit questions during the Meeting via a live webcast available at             .

Q:     Can I attend the Meeting in person?

A:     Yes. CEPT Shareholders will be able to attend the Meeting in person at the offices of Hughes Hubbard & Reed LLP, One Battery Park Plaza, 10th Floor, New York, New York 10004 or virtually. You will not be required to attend the Meeting in person in order to vote, and CEPT encourages virtual participation.

Q:     How can I attend the Meeting virtually?

A:     CEPT is pleased to provide access to the Meeting virtually via the Internet through a live webcast and online shareholder tools. CEPT believes a virtual format facilitates shareholder attendance and participation by leveraging technology to allow CEPT to communicate more effectively and efficiently with its shareholders. This format empowers CEPT Shareholders around the world to participate at no cost. CEPT will use the virtual format to enhance shareholder access and participation and protect shareholder rights.

You or your proxyholder will be able to attend and vote at the Meeting by visiting and using a control number assigned by CST. To register and receive access to the Meeting, registered shareholders and beneficial owners (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. You will need the voter control number included on your proxy card in order to be able to vote your shares or submit questions during the Meeting. If you do not have a voter control number, you will be able to listen to the Meeting only and you will not be able to vote or submit questions during the Meeting.

Q:     What do I need to do now?

A:     CEPT urges you to carefully read and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a CEPT Shareholder. CEPT Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your Public Shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I vote?

A:     If you are a holder of record of CEPT Ordinary Shares on the Record Date, you may vote by submitting your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. In addition, you may be able to vote in person, over the Internet by visiting with the voter control number included on your proxy card or over the phone by dialing a toll-free number at in the United States and Canada or (toll rates apply) from outside the United States and Canada. The passcode for telephone access is             #. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     As disclosed in this proxy statement/prospectus, your broker, bank or nominee cannot vote your shares on the Proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. However, broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the Proposals.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. CEPT Shareholders may (i) enter a new vote in person, by Internet or telephone, (ii) send a later dated, signed proxy card to CEPT’s secretary at the address set forth below so that it is received by CEPT prior to the vote at the Meeting or (iii) attend the Meeting in person or via live webcast and vote at such Meeting. CEPT Shareholders also may revoke their proxy by sending a notice of revocation to CEPT’s Secretary at 110 East 59th Street, New York, New York 10022, which notice must be received by CEPT prior to the vote at the Meeting.

Q:     What will happen if I abstain from voting or fail to vote at the Meeting?

A:     Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the Proposals.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by CEPT without an indication of how the CEPT Shareholder intends to vote on a proposal will be voted “FOR” each Proposal presented to the CEPT Shareholders at the Meeting. The proxyholders may use their discretion to vote on any other matters which properly come before the Meeting.

Q:     If I am not going to attend the Meeting, should I return my proxy card instead?

A:     Yes. Whether you plan to attend the Meeting or not, please read the enclosed proxy statement carefully and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:     What happens if I fail to take any action with respect to the Meeting?

A:     If you fail to take any action with respect to the Meeting and the Business Combination is approved by CEPT Shareholders and consummated, you will become a shareholder of PubCo. If you fail to take any action with respect to the Meeting and the Business Combination is not approved, you will continue to be a shareholder of CEPT.

Q:     What should I do if I receive more than one set of voting materials?

A:     CEPT Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your Public Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Public Shares

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     CEPT will pay the cost of soliciting proxies for the Meeting. CEPT has engaged to assist in the solicitation of proxies for the Meeting. CEPT has agreed to pay a fee of $            , plus disbursements. CEPT will reimburse              for reasonable out-of-pocket expenses and will indemnify              against certain claims, liabilities, losses, damages and expenses. CEPT will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Public Shares for their expenses in forwarding soliciting materials to beneficial owners of Public Shares and in obtaining voting instructions from those owners. CEPT’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Cantor Equity Partners II, Inc.

110 East 59th Street

New York, New York 10022

Email: Cantor EquityPartners@cantor.com

or

You may also obtain additional information about CEPT from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to deliver your shares (either physically or electronically) to CST at the address below at least two (2) business days prior to the Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attn: SPAC Redemption Team

Email: spacredemptions@continentalstock.com

Summary of the Proxy Statement/Prospectus

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Business Combination and the Proposals, you should read this entire proxy statement/prospectus carefully, including the attached annexes. See also the section entitled “Where You Can Find Additional Information.”

Parties to the Business Combination

CEPT

CEPT is a blank check company incorporated in the Cayman Islands on November 11, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. CEPT Class A Ordinary Shares are currently listed on the Nasdaq Global Market under the symbol “CEPT.”

CEPT completed the CEPT IPO of 24,000,000 CEPT Class A Ordinary Shares on May 5, 2025, generating gross proceeds to CEPT of $240,000,000. Simultaneously with the closing of the CEPT IPO, CEPT completed the sale to the Sponsor of 580,000 CEPT Private Placement Shares at a purchase price of $10.00 per CEPT Private Placement Share in the CEPT Private Placement, generating gross proceeds to CEPT of $5,800,000. Following the closing of the CEPT IPO and the CEPT Private Placement, a total of $240,000,000, comprised of the net proceeds from the CEPT IPO and the CEPT Private Placement, was placed in the Trust Account. As of September 30, 2025, the Trust Account balance was approximately $244.1 million. Since the CEPT IPO, CEPT’s activity has been limited to efforts toward locating and completing a suitable business combination.

The mailing address of CEPT’s principal executive office is 110 East 59th Street, New York, New York 10022 and its telephone number is (212) 938-5000. After the consummation of the Business Combination, CEPT will merge with and into SPAC Merger Sub and SPAC Merger Sub will continue to be a wholly owned subsidiary of PubCo.

PubCo

PubCo was incorporated in Delaware on October 17, 2025, solely for the purpose of effectuating the Transactions and is a directly wholly-owned subsidiary of Securitize. It currently owns no material assets and does not presently operate any business. Immediately following the Closing, PubCo, through its ownership of Securitize, will be the publicly-listed holding company of the Securitize business.

On October 17, 2025, PubCo issued one hundred shares of common stock to Securitize for nominal consideration. These shares represents all shares in the capital of PubCo that are currently issued and outstanding and will be surrendered for nil consideration immediately following adoption of the PubCo Charter and the issuance of new PubCo securities as contemplated by the Transactions. For descriptions of PubCo securities, see “Description of PubCo Securities.” Prior to the consummation of the Business Combination, the directors of PubCo are Carlos Domingo and Francisco Flores and the sole shareholder of PubCo is Securitize. The mailing address of PubCo’s principal executive office is 78 SW 7th Street, Suite 500, Miami, FL 33130 and its telephone number is (646) 918-5012.

Securitize

Securitize was the first digital securities issuance platform that came to market in January 2018. Securitize directly tackles the fragmentation and inefficiency of traditional capital markets by replacing those legacy, siloed ledgers with a unified digital infrastructure built on blockchain. Securitize is a regulated transfer agent and digital asset platform that issues, manages, and records securities natively on-chain — meaning that instead of relying on disconnected systems across brokers, custodians, and clearinghouses, every transaction and ownership record is maintained on a single, verifiable ledger accessible in real time. Today, Securitize has built the most comprehensive and trusted infrastructure for tokenizing financial assets on-chain. The company operates a fully regulated, end-to-end platform for the issuance, trading and servicing of tokenized securities. As the only vertically integrated tokenization provider with SEC-registered entities across a transfer agent, broker-dealer, alternative trading system (ATS), investor advisor and fund administration, Securitize uniquely enables a complete lifecycle for tokenized assets. These registrations enable Securitize to legally issue, manage, and trade digital securities in the United States under the same framework that governs traditional equities and bonds, while leveraging the efficiency and transparency of blockchain technology.

Securitize’s principal executive office is located at 78 SW 7th Street, Suite 500, Miami, FL 33130.

Company Merger Sub

Company Merger Sub was incorporated in Delaware on October 23, 2025, solely for the purpose of effectuating the Transactions. Company Merger Sub is a wholly owned subsidiary of CEPT. Company Merger Sub owns no material assets and does not operate any business. The mailing address of Company Merger Sub’s registered office is 251 Little Falls Drive 19808 and its telephone number is (302) 636-5401.

SPAC Merger Sub

SPAC Merger Sub was incorporated in the Cayman Islands as an exempted company with limited liability on October 22, 2025, solely for the purpose of effectuating the Transactions. SPAC Merger Sub is a wholly owned subsidiary of PubCo. SPAC Merger Sub owns no material assets and does not operate any business. The mailing address of SPAC Merger Sub’s principal executive office is 78 SW 7th Street, Suite 500, Miami, FL 33130 and its telephone number is (646) 918-5012.

The Business Combination Agreement

On October 27, 2025, CEPT, Securitize, PubCo, SPAC Merger Sub, and Company Merger Sub, entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, on the Closing Date, CEPT will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving entity and Company Merger Sub will merge with and into Securitize, with Securitize continuing as the surviving entity. For more information about the Business Combination Agreement, please see the section entitled “The Business Combination — The Business Combination Agreement.” A copy of the Business Combination Agreement and the amendment thereto is attached to this proxy statement/prospectus as Annex A.

Other Agreements

The following agreements were entered into or will be entered into in connection with the Business Combination, the Business Combination Agreement and the other transactions contemplated thereby:

Shareholder Support Agreement

Contemporaneously with the execution of the Merger Agreement, CEPT, PubCo, Securitize and certain Securitize Stockholders entered into the Shareholder Support Agreement, pursuant to which, among other things, the Securitize Stockholders party to the Shareholder Support Agreement agreed (i) not to transfer their Securitize shares, and to vote their Securitize shares in favor of the Business Combination Agreement and the Transactions (including by execution of a written consent), (ii) not to facilitate any Company Acquisition Proposal, (iii) to terminate certain shareholders agreements with Securitize (with certain exceptions), effective immediately prior to Closing, and (iv) to release the Sponsor, CEPT, Securitize, and their subsidiaries from pre-Closing claims, subject to customary exceptions.

The Shareholder Support Agreement will terminate and (except as contemplated therein), be of no further force or effect upon the earlier of the Closing and termination of the Business Combination Agreement pursuant to its terms. Upon such termination of the Shareholder Support Agreement, except as contemplated therein, the obligations of the parties under the Shareholder Support Agreement will terminate; provided, however, that such termination will not relieve any party thereto from liability arising in respect of any breach of the Shareholder Support Agreement prior to such termination.

See the section entitled “The Business Combination — Related Agreements.”

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, CEPT, the Sponsor, PubCo and Securitize entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed (i) to vote its CEPT Ordinary Shares in favor of the Business Combination Agreement and the Transactions and each of the CEPT Shareholder Approval Matters, (ii) vote its CEPT Ordinary Shares against (a) any Acquisition Proposal, (b) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CEPT (other than the Transactions), (c) any change in the business of CEPT, and (d) any proposal, action or agreement involving CEPT that would or would reasonably be expected to jeopardize the Transactions, (iii) to comply with the restrictions imposed by the letter agreement, dated as of May 2, 2025, by and among CEPT, the Sponsor and the other parties thereto, including the restrictions on transferring and redeeming CEPT Ordinary Shares in connection with the Transactions, (iv) to waive the anti-dilution rights of the issued and outstanding CEPT Class B Ordinary Shares set forth in the CEPT Memorandum and Articles, (v) to surrender, for no consideration, the Surrendered CEPT Shares (such number of Surrendered CEPT Shares to be determined pursuant to a formula taking into account the number of CEPT Redeemed Shares and the gross proceeds from the PIPE Investments exceeding $100.0 million), and (vi) subject to and conditioned upon the Closing, agree that any loans outstanding from the Sponsor to CEPT shall be repaid either in cash or in CEPT Class A Ordinary Shares at $10.00 per share as determined by the Sponsor.

In addition, Sponsor agreed to subject the Sponsor Earnout Shares to vesting and potential forfeiture (and related transfer restrictions) after the Closing based on an earn-out during the Earnout Period, with (i) one-third of the Sponsor Earnout Shares being released if the VWAP of PubCo Common Stock exceeds $12.50 for 20 out of any 30 trading days beginning 90 days after the Closing (the “$12.50 VWAP Condition”), (ii) one-third of the Sponsor Earnout Shares being released if the VWAP of PubCo Common Stock exceeds $15.00 for 20 out of any 30 trading days beginning 90 days after the Closing (the “$15.00 VWAP Condition”), and (iii) one-third of the Sponsor Earnout Shares being released if the VWAP of PubCo Common Stock exceeds $17.50 for 20 out of any 30 trading days beginning 90 days after the Closing (the “$17.50 VWAP Condition”), in each case, subject to early release for release events including a PubCo sale, change of control, going private transaction or delisting after the Closing.

The parties also agreed to modify the lock-up applicable to the CEPT Class B Ordinary Shares set forth in the Insider Letter so that all of the shares of PubCo Common Stock that the Sponsor will receive in the CEPT Merger in exchange for the CEPT Class A Ordinary Shares it receives upon conversion of its CEPT Class B Ordinary Shares are subject to a 180 days lock-up, subject to certain exceptions and with early release for release events including a PubCo sale, change of control, going private transaction or delisting after the Closing. In addition, one-third of such shares are subject to early release based on satisfaction of the $12.50 VWAP Condition, two-thirds of such shares are subject to release based on satisfaction of the $15.00 VWAP Condition, and all of such shares are subject to release based on satisfaction of the $17.50 VWAP Condition.

The Sponsor Support Agreement will terminate and (except as contemplated therein), be of no further force or effect upon the earlier of the Closing and termination of the Business Combination Agreement pursuant to its terms. Upon such termination of the Sponsor Support Agreement, except as contemplated therein, the obligations of the parties under the Sponsor Support Agreement will terminate; provided, however, that such termination will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.

See the section entitled “The Business Combination — Related Agreements.”

Amended and Restated Registration Rights Agreement

Contemporaneously with the Closing, CEPT, PubCo, the Sponsor, and certain Securitize Stockholders will enter into the Amended and Restated Registration Rights Agreement pursuant to which PubCo will (i) assume the registration obligations of CEPT under such registration rights agreement, with such rights applying to the shares of PubCo Common Stock and (ii) provide registration rights with respect to the resale of shares of PubCo Common Stock held by the Sponsor and the Securitize Stockholders party thereto. A copy of the form of Registration Rights Agreement is attached to this proxy statement/prospectus as Annex E. See the section entitled “The Business Combination — Related Agreements — Registration Rights Agreement.”

PIPE Subscription Agreements

Contemporaneously with the execution of the Business Combination Agreement, CEPT, Securitize and PubCo entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, in a private placement to close immediately prior to the CEPT Merger, an aggregate of 22,500,000 PIPE Shares at a purchase price of $10.00 per share, for aggregate gross proceeds of $225,000,000. Each CEPT Class A Ordinary Share issued in the PIPE Investment will be converted into one share of PubCo Common Stock in the CEPT Merger.

The closing of the PIPE Investment is subject to customary conditions for a financing of this nature, including the substantially concurrent consummation of the Business Combination. The PIPE Subscription Agreements provide that PubCo will grant the PIPE Investors certain customary registration rights with respect to their shares of PubCo Common Stock following the Closing. A copy of the form of PIPE Subscription Agreement is attached to this proxy statement/prospectus as Annex F.

See the section entitled “The Business Combination — Related Agreements — PIPE Subscription Agreements.”

Lock-Up Agreements

Contemporaneously with the Closing, the Securitize Stockholders will enter into Lock-Up Agreements with PubCo, pursuant to which such parties will agree that the shares of PubCo Common Stock received by them in connection with the Transactions and any other securities convertible into or exercisable or exchangeable for PubCo Common Stock held by them immediately after the Closing (the “Restricted Securities”), will be locked-up and subject to transfer restrictions subject to certain exceptions. The Restricted Securities will be locked up until the date that is 180 days from the Closing Date, and provides that one-third of the Restricted Securities will be subject to early-release in the event the VWAP of a share of PubCo Common Stock exceeds $15.00, $17.50 and $20.00, in each case for at least 20 out of 30 consecutive trading days commencing 90 days after the Closing. The Lock-Up Agreements include customary exceptions to the transfer restrictions, including transfers to affiliates, family members, charitable organizations, and in connection with certain tax or estate planning transactions, provided that the transferee agrees to be bound by the same restrictions for the remainder of the lock-up period. For more information about the Lock-Up Agreements, please see the section entitled “The Transactions — Other Transaction Agreements — Lock-Up Agreements.” A copy of the form of Lock-Up Agreement is attached to this proxy statement/prospectus as Annex G.

Dilution

CEPT issued shares in the CEPT IPO at $10.00 per share (the “IPO Price”). Based on Securitize’s and CEPT’s current capitalization, the anticipated the total maximum number of shares of PubCo Common Stock outstanding or issuable immediately following the Closing in the No Redemptions Scenario will be approximately 169,527,742 shares (excluding Securitize Earnout Shares, the Assumed Options and the Assumed Warrants).

In the No Redemptions Scenario, PubCo’s valuation following the Closing is based on the IPO Price and is therefore calculated as: $10.00 times 169,527,742 shares, or $1,695.3 million. The following table illustrates the valuation of PubCo at the offering price of the securities at the IPO Price for each redemption scenario:

	No Redemptions Scenario(1)	25% Redemptions Scenario(2)	50% Redemptions Scenario(3)	75% Redemptions Scenario(4)	100% Redemptions Scenario(5)
Valuation of shares held by Public Shareholders based on the IPO Price	$240,000,000	$180,000,000	$120,000,000	$60,000,000	$—
Public Shares outstanding post-Business Combination	24,000,000	18,000,000	12,000,000	6,000,000	—
Valuation of shares held by the Sponsor based on the IPO Price	$47,800,000	$47,800,000	$47,800,000	$44,912,500	$41,762,500
Sponsor shares outstanding post-Business Combination(6)	4,780,000	4,780,000	4,780,000	4,491,250	4,176,250
Valuation of Securitize Common Stock based on the IPO Price	$443,977,241	$443,977,241	$443,977,241	$443,977,241	$443,977,241
Securitize Common Stock shares outstanding post-Business Combination(7)	44,397,724	44,397,724	44,397,724	44,397,724	44,397,724
Valuation of Securitize Preferred Stock based on the IPO Price	$738,500,181	$738,500,181	$738,500,181	$738,500,181	$738,500,181
Securitize Preferred Stock shares outstanding post-Business Combination	73,850,018	73,850,018	73,850,018	73,850,018	73,850,018
Valuation of PIPE Shares based on the IPO price	$225,000,000	$225,000,000	$225,000,000	$225,000,000	$225,000,000
PIPE Shares outstanding post-Business Combination	22,500,000	22,500,000	22,500,000	22,500,000	22,500,000
Total valuation based on the IPO Price	$1,695,277,422	$1,635,277,422	$1,575,277,422	$1,512,389,922	$1,449,239,922
Total shares of PubCo Common Stock outstanding post-Business Combination	169,527,742	163,527,742	157,527,742	151,238,992	144,923,992

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their CEPT Class A Ordinary Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that Public Shareholders holding 25% of the Public Shares (6,000,000 Public Shares) exercise redemption rights with respect to their Public Shares, for an aggregate payment of approximately $61.9 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025 and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(3)      Assumes that Public Shareholders holding 50% of the Public Shares (12,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $123.8 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025 and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(4)      Assumes that Public Shareholders holding 75% of the Public Shares (18,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $185.8 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025 and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(5)      Assumes that Public Shareholders holding 100% of the Public Shares (24,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $247.7 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025 and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(6)      Includes 580,000 shares of PubCo Common Stock received in exchange for the CEPT Private Placement Shares. Excludes CEPT Class B Ordinary Shares being surrendered based on redemptions in each scenario as calculated pursuant to the Sponsor Support Agreement (412,500 shares and 862,500 shares in the 75% and 100% Redemptions Scenarios, respectively) and certain CEPT Class B Ordinary Shares (1,800,000 shares in the No Redemptions Scenarios, 25% Redemptions Scenarios, and 50% Redemptions Scenarios, 1,676,250 shares in the 75% Redemptions Scenarios, and 1,541,250 shares in the 100% Redemptions Scenarios), which are Sponsor Earnout Shares subject to vesting upon the achievement of certain share prices during the Earnout Period.

(7)      Excludes 6,250,000 Securitize Earnout Shares that Securitize Common Securityholders will be eligible to receive upon achievement of certain share prices during the Earnout Period.

If you acquired Public Shares in the CEPT IPO, your ownership interest will be immediately diluted to the extent of the difference between the $10.00 price per share sold in the CEPT IPO and the NTBV per share, as adjusted, of the PubCo Common Stock immediately after consummation of the Business Combination.

The following table presents the NTBV per share under each of: (1) the No Redemptions Scenario (2) the 25% Redemptions Scenario (3) the 50% Redemptions Scenario (4) the 75% Redemptions Scenario and (5) the 100% Redemptions Scenario assuming various sources of material probable dilution (but excluding the direct effects of the Business Combination transaction itself).

	No Redemptions Scenario(1)		25% Redemptions Scenario(2)		50% Redemptions Scenario(3)		75% Redemptions Scenario(4)		100% Redemptions Scenario(5)
	Total Shares	NTBV Per Share	Total Shares	NTBV Per Share	Total Shares	NTBV Per Share	Total Shares	NTBV Per Share	Total Shares	NTBV Per Share
CEPT NTBV per share as of September 30, 2025 assuming the redemption of Public Shares	28,780,000		22,780,000		16,780,000		10,491,250		4,176,250
Dilution of Public Shareholders assuming the cash settlement of remaining transaction expenses(6)	28,780,000		22,780,000		16,780,000		10,491,250		4,176,250
Dilution of Public Shareholders assuming the issuance of shares to PIPE Investors(7)	51,280,000		45,280,000		39,280,000		32,991,250		26,676,250
Initial offering price in the CEPT IPO		$10.00		$10.00		$10.00		$10.00		$10.00
Pro forma NTBV per share from dilutive securities and other related events, excluding the Business Combination
Dilution to non-redeeming shareholders

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their CEPT Class A Ordinary Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that Public Shareholders holding 25% of the Public Shares (6,000,000 Public Shares) exercise redemption rights with respect to their Public Shares, for an aggregate payment of approximately $61.9 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(3)      Assumes that Public Shareholders holding 50% of the Public Shares (12,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $123.8 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(4)      Assumes that Public Shareholders holding 75% of the Public Shares (18,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $185.8 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(5)      Assumes that Public Shareholders holding 100% of the Public Shares (24,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $247.7 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

(6)      Includes the settlement of approximately $38.9 million of CEPT transaction expenses in all redemption scenarios.

(7)      Assumes the issuance of 22,500,000 CEPT Class A Ordinary Shares to PIPE Investors at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $225 million.

Interests of Certain CEPT Related Persons in the Business Combination

When Public Shareholders consider the recommendation of the CEPT Board in favor of approval of the Business Combination and other Proposals, Public Shareholders should keep in mind that the Sponsor and CEPT’s directors and officers have interests in the Proposals that are different from or in addition to (and which may conflict with), the interests of a Public Shareholder as a CEPT Shareholder. These interests include, among other things:

•        As of the date hereof, the Sponsor is the record holder of 6,000,000 CEPT Founder Shares and 580,000 CEPT Private Placement Shares. The following persons have material interests in the Sponsor: Cantor is the sole member of the Sponsor; CFGM is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM and Cantor. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CEPT Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. As of the date hereof, other than Brandon G. Lutnick (as described above) and Danny Salinas (who has a minority limited partnership interest in Cantor), none of CEPT’s other directors or executive officers has a direct or indirect ownership interest in the Sponsor and none of CEPT’s directors or executive officers has beneficial ownership of the CEPT Ordinary Shares held directly by the Sponsor;

•        The Sponsor paid $25,000, or approximately $0.004 per share, for the 6,000,000 CEPT Founder Shares, and $5,800,000, or $10.00 per share, for the 580,000 CEPT Private Placement Shares. As of October 27, 2025, the aggregate value of such shares is estimated to be approximately $81.1 million, assuming the per share value of the shares is the same as the $12.33 closing price of the CEPT Class A Ordinary Shares on Nasdaq on October 28, 2025 (the date the proposed Business Combination was announced). As a result, the Sponsor is likely to be able to recoup its investment in CEPT and make a substantial profit on that investment, even if shares of PubCo Common Stock lose significant value after the Closing. This means that the Sponsor could earn a positive rate of return on its investment, even if Public Shareholders experience a negative rate of return in PubCo;

•        The 6,000,000 CEPT Founder Shares and 580,000 CEPT Private Placement Shares held by the Sponsor and purchased by the Sponsor for $5,825,000 will be worthless if a business combination is not consummated by CEPT by the end of the Combination Period (as defined below);

•        Pursuant to the Insider Letter, the Sponsor agreed that, subject to limited exceptions, the 580,000 CEPT Class A Ordinary Shares it holds will not be sold or transferred until 30 days after CEPT has completed a business combination and that the 6,000,000 CEPT Founder Shares it holds will not be sold or transferred until the earlier of (a) the one-year anniversary of CEPT’s initial business combination, (b) subsequent to CEPT’s initial business combination, (x) if the last reported sale price of the CEPT Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any

30-trading day period commencing at least 150 days after CEPT’s initial business combination, and (c) the date on which CEPT completes certain material transactions that result in all of its shareholders having the right to exchange their shares for cash, securities or other property. The Sponsor Support Agreement shortens the lock-up that will apply to the Post-Combination Founder Shares from one year to 180 days, and provides that one-third of the Post-Combination Founder Shares are subject to early-release in the event the VWAP of a share of PubCo Common Stock exceeds $12.50, $15.00 and $17.50, in each case for at least 20 out of 30 consecutive trading days commencing 90 days after the Closing, and removes clause (b) above;

•        CF&Co., an affiliate of the Sponsor and Cantor, is a party to the PIPE Engagement Letter pursuant to which PubCo, Securitize and CEPT engaged CF&Co. as a co-placement agent for the PIPE Investment. CF&Co. is also a party to the M&A Engagement Letter pursuant to which CEPT engaged CF&Co. as CEPT’s exclusive financial advisor for the Business Combination. Pursuant to the PIPE Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to approximately $4.3 million (assuming that all PIPE Investors fund, or are deemed to have funded, their commitments in their PIPE Subscription Agreements and excluding certain PIPE Investors who had pre-existing investments in Securitize). Pursuant to the M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at the Closing equal to 1% of the Securitize Equity Value, and up to an additional 0.5% of the Securitize Equity Value (which shall be reduced in proportion to the number of Public Shares redeemed prior to the Closing). In addition, CF&Co., is also a party to the Business Combination Marketing Agreement, pursuant to which CF&Co. will receive an $8.4 million cash fee at the Closing. Payment of the foregoing fees are contingent on the Closing.

•        The Sponsor and CEPT’s officers and directors have agreed not to redeem any CEPT Ordinary Shares held by them in connection with a shareholder vote to approve a proposed business combination, including the Business Combination;

•        The CEPT Memorandum and Articles provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CEPT; and (ii) CEPT renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CEPT, on the other. In the course of their other business activities, CEPT’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to CEPT as well as the other entities with which they are affiliated. CEPT’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before CEPT is presented with it. CEPT does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target;

•        CEPT has until the end of the Combination Period to consummate a business combination. If the Business Combination with Securitize is not consummated and CEPT does not consummate another business combination by the end of the Combination Period, CEPT will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the CEPT Board, dissolving and liquidating, subject in each case above to CEPT’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 6,000,000 CEPT Class B Ordinary Shares and 580,000 CEPT Private Placement Shares held by the Sponsor would be worthless because the Sponsor has waived its right to participate in any redemption or distribution with respect to such CEPT Ordinary Shares, and CF&Co. will not receive any of the fees described above;

•        CEPT has issued the Sponsor Loan to the Sponsor in respect of up to $1,750,000 of loans the Sponsor has made, and will make, to CEPT to fund CEPT’s expenses relating to investigating and selecting an acquisition target and other working capital requirements. The Sponsor Loan does not bear interest and is repayable by CEPT to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CEPT Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CEPT had approximately $78,000 outstanding under the Sponsor Loan. If the Business Combination or another business combination is not consummated by the end of the Combination Period, the Sponsor Loan may not be repaid to the Sponsor, in whole or in part;

•        CEPT has also issued the Sponsor Note to the Sponsor in respect of up to $3,600,000 of loans the Sponsor will make to CEPT in connection with a Redemption Event, such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CEPT to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Note may be converted into CEPT Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CEPT had $0 outstanding under the Sponsor Note. The Sponsor Note, if drawn, will not be repaid to the extent that the amount of the Sponsor Note exceeds the amount of available proceeds not deposited in the Trust Account if a business combination is not completed;

•        If CEPT is unable to complete a business combination by the end of the Combination Period, the Sponsor has agreed to be liable to CEPT if and to the extent of any claims by a third party for services rendered or products sold to CEPT or by a prospective acquisition target with which CEPT has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, in each case, reduce the amount of redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event, provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CEPT’s indemnity of the underwriters of the CEPT IPO against certain liabilities, including liabilities under the Securities Act nor to claims brought by CEPT’s public auditor;

•        The Sponsor, CEPT’s officers and directors and their affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on CEPT’s behalf, such as identifying, investigating, negotiating and completing a business combination. If CEPT does not complete a business combination by the end of the Combination Period, CEPT may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor, CEPT’s officers and directors or their affiliates has incurred any such expenses which would be reimbursed at the Closing; and

•        CEPT’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CEPT’s directors’ and officers’ liability insurance policy for up to a six-year period from and after the Closing for events occurring prior to the Closing, which tail policy is to be paid for by PubCo at the Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CEPT’s officers and directors may not receive this tail insurance coverage.

Unrelated to the Business Combination, affiliates of the Sponsor and Cantor, including Cantor’s asset management division, are customers of Securitize and pay Securitize fees for providing services. Cantor and its affiliates may pursue additional business relationships and opportunities in the future with Securitize unrelated to the Business Combination.

For more information, see “Certain Relationships and Related Party Transactions” and see the risk factor entitled “Risk Factors — Risks Related to the Business Combination — Since the Sponsor and CEPT’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with PubCo and Securitize is appropriate as CEPT’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CEPT if the Business Combination is not completed or any other business combination is not completed.”

CEPT’s management determined that, in light of the potential conflicting interests described above with respect to the Sponsor and its Affiliates, the CEPT Audit Committee should separately review and consider the potential conflicts of interest with respect to the Sponsor and its Affiliates arising out of the proposed Business Combination and the proposed terms in respect thereof. Accordingly, the CEPT Audit Committee reviewed and considered such interests and, after taking into account the factors they deemed applicable (including the potential conflicting interests), unanimously approved the Business Combination Agreement and the transactions contemplated therein.

Reasons for Approval of the Business Combination

The CEPT Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the CEPT Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the CEPT Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Neither the CEPT Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether to pursue the terms of the Business Combination (including the consideration to be received by CEPT Shareholders and Securitize Stockholders). The independent directors of the CEPT Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated CEPT Shareholders to negotiate the terms of the Business Combination and/or prepare a report concerning the approval of the Business Combination.

Before reaching its decision, the CEPT Board was provided information regarding the findings from the due diligence conducted by its advisors, reviewed the analyses conducted by its management, representatives of the Sponsor and CEPT’s legal and financial advisors, and discussed the diligence findings at the October 27, 2025 special meeting. The due diligence conducted by CEPT’s management, representatives of the Sponsor and CEPT’s legal and financial advisors included:

•        a presentation by CF&Co. to the CEPT Board, in CF&Co.’s capacity as financial advisor to CEPT, of financial and valuation analyses of Securitize and the Business Combination utilizing information provided by Securitize and publicly available information, as further described in the section entitled “— Certain Forecasted Information for Securitize” below;

•        review of historical financial performance of Securitize and expected performance for the remainder of 2025 and in 2026, including information on recurring revenues and contractual commitments in respect of its pipeline;

•        financial, tax, legal, insurance, accounting, operational, business, management, employment and other due diligence, including a review of material contracts and other material matters;

•        meetings and calls with the management team and employees of Securitize regarding, among other things, operating environment, outlook, plans, forecasts, customers, targeted products and services; and

•        consultation with CEPT management and its legal and financial advisors.

The CEPT Board determined that pursuing a potential business combination with Securitize would be an attractive opportunity for CEPT and CEPT Shareholders for a number of reasons, which determination was based on a number of factors including, but not limited to, the following:

•        Securitize’s Existing Operations.    Securitize’s platform for the tokenization of real-world assets, and relationships with several institutional partners, such as BlackRock, Apollo, Hamilton Lane and VanEck.

•        Securitize’s Implementations.    Securitize’s platform has already been implemented with a number of leading institutional partners across a range of assets including treasury funds, equities and private investment funds.

•        Securitize’s Integration with the Digital Asset Ecosystem.    Securitize is currently integrated with facets of the digital asset ecosystem, including multiple blockchains, custodians, oracle providers, institutional brokers, liquidity providers, DeFi protocols and stablecoin infrastructure.

•        Securitize’s Financial Performance and Forecasted Outlook.    Securitize has experienced significant quarterly revenue growth since the start of 2024 ($17.6 million in the second quarter of 2025 versus $1.8 million in the first quarter of 2024 and achieved positive EBITDA of $9.8 million for the six-month period ending June 30, 2025). Securitize expects to achieve approximately $110 million in 2026 revenues (including revenue of approximately $85 million that is contracted and recurring based on current AUM) and approximately $32 million in 2026 EBITDA.

•        Digital Asset Regulatory Clarity.    With the current U.S. administration viewed as supportive of developing the cryptocurrency industry, and with momentum towards positive regulatory clarity in the United States, there may be increased institutional adoption of digital assets which may help drive the growth of tokenization.

•        Growth Potential of Securitize’s Business.    Securitize is well-positioned to capitalize on the potential tokenization market due to its products, connectivity to the crypto ecosystem and ability to attract customers, partners and investors.

•        Continued Ownership by Securitize Stockholders.    The CEPT Board considered that (i) Securitize Stockholders include a number of leading financial institutions and blockchain/cryptocurrency technology firms, (ii) Securitize Stockholders are converting all of their equity into shares of PubCo Common Stock, (iii) Securitize Stockholders will be significant stockholders of PubCo after Closing, and (iv) in order to receive shares of PubCo Common Stock, Securitize Stockholders must enter into Lock-Up Agreements.

•        Securitize CEO and CFO.    Following completion of the Business Combination, PubCo will be led by the same CEO and CFO that led Securitize prior to the Business Combination.

•        Securitize Being an Attractive Target.    The CEPT Board considered the fact that Securitize (i) provides a service that currently has an attractive base of customers, and the tokenization market provides room for continued growth, (ii) has a business plan, that if successfully implemented, could increase revenues and improve the financial performance of Securitize, (iii) has reduced significant historical losses to generate positive EBITDA and (iv) might benefit from the consummation of the Business Combination by becoming a public company.

•        Valuation.    The CEPT Board’s determination that if Securitize is successful in executing its business plan, the value of CEPT Shareholders stake in PubCo may grow. For more, see “The Business Combination Proposal — Certain Forecasted Information for Securitize.”

•        Involvement of the PIPE Investors.    The CEPT Board considered that the commitment of the PIPE Investors to invest $225.0 million in CEPT and PubCo via the PIPE Investment at Closing, at a purchase price of $10.00 per share, demonstrates Securitize’s ability to attract capital at a valuation consistent with the Business Combination.

•        Terms and Conditions of the Business Combination Agreement.    The terms and conditions of the Business Combination Agreement and the Business Combination, were, in the opinion of the CEPT Board, the product of arm’s-length negotiations between the parties.

•        Redemption Option.    The right of CEPT Shareholders to redeem their Public Shares in connection with the Closing as further described herein.

In the course of its deliberations, in addition to the various other risks associated with the business of Securitize, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, the CEPT Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the following:

•        Macroeconomic Risks Generally.    Macroeconomic uncertainty, and the effects that could have on PubCo’s revenues and financial performance.

•        Success of Crypto Ecosystem and Tokenization.    Securitize’s market valuation is dependent upon the continued health and growth of the crypto ecosystem and tokenization of financial assets. Both trends are currently positive with a favorable regulatory environment and growing adoption among the financial sector. However, the sector has experienced volatility in the past, which may negatively impact Securitize’s business model, future growth opportunities and market value.

•        Regulatory Risks with respect to DeFi and Blockchain-focused Businesses.    Government regulation of decentralized finance and blockchain businesses is evolving and changes in regulation, including tax policy or as a result of any change in administrations or regulators, could impact the value of DeFi and Blockchain-focused businesses, the market for tokenized assets and the value of PubCo.

•        Competition in Securitize’s Industry.    Securitize competes within an evolving and highly competitive industry, with multiple participants competing for the same customers. Some competitors have greater capital resources than PubCo. Recently, a number of potential competitors and existing customers have announced plans to focus on tokenization and may become competitors to Securitize or may cease being customers of Securitize.

•        Securitize Customer Contracts.    Certain of Securitize’s customer contracts are not long term, and most existing agreements do not contain exclusivity provisions and may be terminated under specified conditions. As a result, there can be no assurance that customers will continue their relationships with Securitize, and some may choose to engage with competitors or develop comparable technology internally.

•        Risks in Securitize’s Business Plan, including the Reliance on and Potential Loss of Key Relationships.    Securitize may not be successful in maintaining its market position and continued growth. As noted above, Securitize’s relationships are generally not bound by long-term contracts, and Securitize may overly rely on certain products (such as BUIDL, which represents more than 60% of Securitize’s tokenized assets under management as of September 30, 2025) and clients that provide Securitize with broader exposure and an enhanced reputation in the industry. Further, certain contracts with such key clients do not restrict the ability of such clients to pursue tokenization activities “in-house”. The loss of such clients may adversely impact Securitize’s prospects. While Securitize has recently achieved positive EBITDA, there is no guarantee this will be sustainable and that Securitize will not be required to raise additional capital in the future.

•        Exclusivity Arrangements in Customer Agreements.    Certain customer agreements grant those customers exclusivity for certain products. While these arrangements are limited, granting of exclusivity may limit future business opportunities for Securitize.

•        Risks Related to Use of “Open Source” Software.    Securitize relies on “open source” software. The use and distribution of open source software may entail greater risk than the use of third-party commercial software as open source licensors generally do not provide protections regarding infringement claims or the quality of the code. To the extent that Securitize depends upon the successful operation of the open source software it uses, any undetected errors or defects in this open source software could impair Securitize’s functionality, delay new solution introductions, result in a failure of its platform, and injure its reputation. For example, undetected errors or defects in open source software could render Securitize vulnerable to breaches or security attacks, and, in conjunction, make its systems more vulnerable to data breaches. Furthermore, some open source licenses contain requirements that Securitize make available source code for modifications or derivative works Securitize creates based upon the type of open source software Securitize uses. If Securitize combines its proprietary software with open source software in a specific manner, it could, under some open source licenses, be required to release the source code of its proprietary software to the public. This would allow Securitize competitors to create similar solutions with lower development effort.

•        Securitize’s Data Privacy.    Securitize may need to significantly expand its IT and compliance resources to ensure compliance with all IT and data privacy laws. A failure to be in compliance with all IT and data privacy laws could subject it to large potential fines and other litigation.

•        Securitize’s PCAOB Audits.    Securitize has not historically received PCAOB audits and does not have experience with PCAOB reporting, and there may be delays or significant changes in presentation in preparing the necessary PCAOB audits for 2025 that affect Securitize’s ability to close the Transactions in a timely manner or provide a less positive presentation of its financial condition and results of operations.

•        IP Risks.    Securitize has limited registered intellectual property and no patents, and as a result, could in the future be subject to intellectual property infringement claims, whether with or without merit, which could lead to substantial additional costs. Securitize also relies on a significant number of foreign independent contractors, and as Securitize’s reputation grows, there may be issues with respect to ownership or infringement of Securitize’s intellectual property.

•        Readiness to be a Public Company; Management Team.    As Securitize has not previously been a public company, its senior executives have not previously been senior executives of a public company. In addition, several key members of management have recently left Securitize, and it may not have all the different types of employees necessary for it to timely and accurately prepare financial statements and reports for filing with the SEC. Securitize will be required to significantly expand its financial and legal operations and there is a risk that Securitize will not be able to hire the right people to fill in these gaps by the time of the Closing or that additional issues could arise after the Closing due to its failure to have hired these people in advance of Closing. As Securitize increases its presence into additional countries and expands its business into registered investment advisor and other regulated businesses, its compliance infrastructure more generally may not be able to keep pace with the increased compliance risks presented by rapid growth.

•        Lack of Multi-Year Projections.    In its ordinary course of business, Securitize does not maintain multi-year projections and Securitize instructed CEPT to rely on summary projections for the remainder of 2025 and 2026.

•        Securitize Will Incur Additional Costs as a Result of Operating as a Listed Company.    Following the Business Combination, Securitize will incur certain additional legal, accounting and other expenses that it would not incur as a private corporation. As a listed company, Securitize will be subject to additional rules and regulations, and Securitize’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, Securitize expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time consuming and costly.

•        Shares Available for Sale/Lock-Ups.    The PubCo Common Stock to be issued to (i) the Securitize Stockholders in exchange for their Securitize shares are subject to a six month lock-up, subject to the exceptions described in this proxy statement/prospectus, (ii) the Sponsor in the exchange for the CEPT Private Placement Shares are subject to a 30 day lock-up, and (iii) the Sponsor in exchange for its CEPT Founder Shares are subject to a six month lock-up, subject to the exceptions described in this proxy statement/prospectus. PubCo is required to register such shares promptly after Closing. Upon the registration of such shares of PubCo Common Stock and upon the expiration of any applicable lock-up, a substantial number of shares of PubCo Common Stock may become available for sale, which could have a negative impact on PubCo’s stock price.

•        Absence of Fairness Opinion.    CEPT did not obtain a fairness opinion (or any similar report or appraisal) in connection with the Business Combination.

•        Liquidation.    The risks and costs to CEPT if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in CEPT being unable to effect a business combination prior to the Combination Deadline, which would require CEPT to liquidate.

•        CEPT Shareholder Actions.    CEPT Shareholders may object to and challenge the Business Combination and take action that may prevent or delay the Closing.

•        Closing Conditions.    Completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within CEPT’s control.

•        CEPT Shareholders Holding a Minority Position in PubCo.    Existing CEPT Shareholders will hold a minority position in PubCo following completion of the Business Combination, with existing CEPT Shareholders (excluding the Sponsor) owning approximately 13.1% of PubCo after Closing, assuming that no shares of Public Shares are redeemed by CEPT Shareholders.

•        Sponsor Incentives.    The Sponsor and its affiliates may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to CEPT Shareholders, rather than to liquidate (in which case the Sponsor would lose its entire investment in CEPT). In addition, as described elsewhere in this proxy statement/prospectus, CF&Co. is entitled to fees that will only be received if the Business Combination is completed. As a result, the Sponsor and directors on the CEPT Board affiliated with the Sponsor may have a conflict of interest in determining whether the Business Combination is an appropriate transaction to be consummated by CEPT and/or in evaluating the terms of the Business Combination.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Redemptions.    The risk that holders of CEPT Public Shares would exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account.

•        Exchange Listing.    The potential inability to maintain the listing of PubCo’s securities on Nasdaq or another national securities exchange immediately following the Closing including, as an example, the ability to maintain a sufficient number of round lot holders in the event of excessive redemptions by the holders of Public Shares.

•        Valuation.    The risk that the CEPT Board may not have properly valued Securitize’s business.

•        Distraction to Operations.    The risk that the potential diversion of Securitize’s management and employee attention as a result of the Business Combination may adversely affect Securitize’s operations.

In addition to considering the factors described above, the CEPT Board also considered that:

•        Interests of Certain Persons.    The Sponsor, its affiliates and certain officers and directors of CEPT, as individuals, may have interests in the Business Combination that are in addition to, and that may be different from, the interests of CEPT Shareholders (see section entitled “The Business Combination Proposal — Interests of the Sponsor and CEPT’s Officers and Directors in the Business Combination”). CEPT’s independent directors on the CEPT Audit Committee reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the CEPT Audit Committee, the Business Combination Agreement and the transactions contemplated therein.

•        Differing Returns.    The Sponsor paid $25,000, or approximately $0.004 per share, for the CEPT Founder Shares (of which it currently holds 6,000,000), which such CEPT Founder Shares, if unrestricted and freely tradeable, would be valued at approximately $72.2 million, based on the closing price of CEPT Class A Ordinary Shares of $12.03 on October 24, 2025, the last trading day prior to the date the CEPT Board approved the Business Combination. Such shares will be worthless if a business combination is not consummated. The Sponsor and its affiliates can earn a positive rate of return on their investment even if Public Shareholders experience a negative return following the consummation of the Business Combination.

After considering the foregoing, the CEPT Board concluded, in its business judgment, that the potential benefits to CEPT and its stockholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Redemption Rights

Pursuant to the CEPT Memorandum and Articles, Public Shareholders may elect to have their Public Shares redeemed for cash at the applicable redemption price per share equal to the sum of (a) the quotient obtained by dividing the aggregate amount on deposit in the Trust Account as of two (2) business days prior to the Closing, including interest (net of taxes payable), by the total number of the then issued and outstanding Public Shares, plus (b) $0.15 per Public Share being redeemed, which the Sponsor has agreed to pay in respect of each redeemed Public Share. As of the date of this proxy statement/prospectus, based on funds in the Trust Account of approximately $244.1 million as of September 30, 2025, this would have amounted to approximately $10.32 per share (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPT’s estimate of the amount that may be withdrawn to pay applicable taxes). Public Shareholders may exercise redemption rights whether or not they are holders as of the Record Date and whether or not such shares are voted at the Meeting and whether they vote for or against the Business Combination Proposal. Notwithstanding the foregoing, the CEPT Memorandum and Articles provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares in the aggregate, without the prior consent of CEPT.

If a Public Shareholder exercises its redemption rights, then such Public Shareholder will be exchanging its Public Shares for cash and will not hold shares of PubCo Common Stock upon consummation of the Business Combination. Such a Public Shareholder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to CST in accordance with the procedures described herein. See the section titled “Extraordinary General Meeting of CEPT Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash.

In connection with the CEPT IPO, the Sponsor and CEPT’s executive officers and directors agreed to waive any redemption rights with respect to any CEPT Ordinary Shares held by them in connection with the completion of the Business Combination. Such waivers are standard in transactions of this type and the Sponsor and CEPT’s executive officers and directors did not receive separate consideration for the waiver.

Board of Directors of PubCo Following the Business Combination

As of the date of this proxy statement/prospectus, the directors of PubCo are Carlos Domingo and Francisco Flores. Following Closing, the current director of PubCo will remain on the PubCo Board as a director of PubCo (with Mr. Flores resigning as a director) and the PubCo Board will consist of persons, with at least of them qualifying as independent directors under applicable securities exchange rules.

The following individuals will be nominated for election to the PubCo Board immediately following Closing:

Name	Position
Carlos Domingo	Executive Chairman
Director (independent)
Director (independent)
Director (independent)

Immediately following Closing, the executive officers of PubCo will be as follows:

Name	Age	Position
Executive Officers
Carlos Domingo	54	Chief Executive Officer and Director
Francisco Flores	47	Chief Financial Officer
Billy Miller	34	Chief Operating Officer

For more information, see the section of this proxy statement/prospectus entitled “Management of PubCo Following the Transactions.”

Information about the current CEPT directors and executive officers can be found in the section entitled “Where You Can Find Additional Information — CEPT SEC Filings.”

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP and not as a business combination. Under this method of accounting, CEPT will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of PubCo issuing stock for the net assets of CEPT, accompanied by a recapitalization. Upon the completion of the Business Combination, substantially all of the assets and business of Securitize and CEPT will be held and operated by PubCo and its subsidiaries.

Appraisal Rights

No appraisal or dissenters’ rights are available to CEPT Shareholders in connection with the ordinary resolution to approve the Business Combination Proposal. Under the Cayman Act, minority shareholders have a right to dissent to a merger and if they so dissent, they are entitled to be paid the fair value of their shares, which if necessary, may ultimately be determined by the court. Therefore, CEPT Class A Record Holders have a right to dissent from the CEPT Merger. Please see the section titled “The Merger Proposal — Appraisal or Dissenters’ Rights” for additional information.

In addition, Public Shareholders are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the redemption proceeds payable to Public Shareholders who exercise such redemption rights will represent the fair value of those shares. For a discussion about the Public Shareholders’ redemption rights, please see “Extraordinary General Meeting of CEPT Shareholders — Redemption Rights.”

Date, Time and Place of the Extraordinary General Meeting of CEPT Shareholders

The Meeting will be held at         a.m., Eastern Time, on             , 2026. The Meeting will be held at the offices of Hughes Hubbard & Reed LLP, One Battery Park Plaza, 10th Floor, New York, New York 10004 and virtually over the Internet by means of a live audio webcast. You will be able to attend, vote your shares and submit questions during the Meeting via a live webcast available at         .

You or your proxyholder will be able to attend and vote at the Meeting by visiting          and using a control number assigned by CST. To register and receive access to the Meeting, registered shareholders and beneficial owners (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. You will need the voter control number included on your proxy card in order to be able to vote your shares or submit questions during the Meeting. If you do not have a voter control number, you will be able to listen to the Meeting only and you will not be able to vote or submit questions during the Meeting.

Voting Power; Record Date

CEPT Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned CEPT Ordinary Shares at the close of business on         , 2026, which is the Record Date for the Meeting. CEPT Shareholders are entitled to one vote at the Meeting for each CEPT Ordinary Share held as of the Record Date. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee.

As of the close of business on the Record Date, there were 30,580,000 CEPT Ordinary Shares issued and outstanding, consisting of 24,580,000 CEPT Class A Ordinary Shares and 6,000,000 CEPT Class B Ordinary Shares. Of these shares, 24,000,000 were Public Shares, with the rest being held by the Sponsor.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. CEPT has engaged          as the proxy solicitor to assist in the solicitation of proxies. If a CEPT Shareholder grants a proxy, it may still vote its shares itself if it revokes its proxy before the Meeting. A CEPT Shareholder may also change its vote by entering a new vote by Internet or telephone, submitting a later-dated proxy or attending and voting, virtually via the live webcast or in person, during the Meeting as described in the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of CEPT Shareholders — Revoking Your Proxy.”

Quorum and Required Vote for Proposals for the CEPT Special Meeting

A quorum of CEPT Shareholders is necessary to hold a valid meeting. A quorum for the Meeting consists of the holders of a majority of the then issued and outstanding CEPT Ordinary Shares (whether in person (including via the virtual meeting platform) or by proxy). As of the Record Date, CEPT Shareholders holding 15,290,001 CEPT Ordinary Shares would be required to achieve a quorum at the Meeting. In addition to the CEPT Ordinary Shares held by the Sponsor, which represent approximately 21.5% of the issued and outstanding CEPT Ordinary Shares and which will count towards this quorum, CEPT will need only CEPT Shareholders holding 8,710,001 Public Shares, or approximately 36.3%, of the 24,000,000 Public Shares represented in person (including via the virtual meeting platform) or by proxy at the Meeting to have a valid quorum.

To pass, each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution of CEPT Shareholders, which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). To pass, the Merger Proposal requires a special resolution of CEPT Shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). CEPT Shareholders are also being asked to approve, on a non-binding advisory basis, each of the Organizational Documents Proposals. Although the CEPT Board is asking CEPT Shareholders to approve each of the Organizational Documents Proposals on the non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on each of the Organizational Documents Proposals, the PubCo Charter and the PubCo Bylaws will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved.

Assuming a quorum is established, a CEPT Shareholder’s failure to vote by proxy or to vote at the Meeting will have no effect on the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the Proposals.

The Sponsor has agreed to vote its 6,580,000 CEPT Ordinary Shares, representing approximately 21.5% of the issued and outstanding CEPT Ordinary Shares, in favor of each of the Proposals. As a result, with respect to each Proposal that requires approval of CEPT Shareholders by an ordinary resolution, in addition to the Sponsor’s CEPT Ordinary Shares, CEPT would need only 8,710,001, or approximately 36.3%, of the 24,000,000 Public Shares (assuming all issued and outstanding CEPT Ordinary Shares are voted at the Meeting) and only 1,065,001, or approximately 4.4%, of the 24,000,000 Public Shares (assuming a minimum number of CEPT Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposal that require approval of CEPT Shareholders by a special resolution, in addition to the Sponsor’s CEPT Ordinary Shares, CEPT would need only 13,806,667, or approximately 57.5%, of the 24,000,000 Public Shares (assuming all issued and outstanding CEPT Ordinary Shares are voted at the Meeting) and only 3,613,334, or approximately 15.1%, of the 24,000,000 Public Shares (assuming a minimum number of CEPT Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted in favor of such Proposals in order to have such Proposals approved.

Recommendation to CEPT Shareholders

The CEPT Board has determined that the Business Combination Proposal and each of the other Proposals are in the commercial interests of CEPT and the CEPT Shareholders and unanimously recommends that CEPT Shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” each of the Organizational Documents Proposals, “FOR” the Nasdaq Proposal and “FOR” the Adjournment Proposal, if presented.

For more information about the CEPT Board’s recommendation and the Proposals, see the sections titled “Extraordinary General Meeting of CEPT Shareholders — Recommendation of the CEPT Board” and “The Business Combination Proposal — CEPT Board’s Reasons for Approval of the Business Combination”

Regulatory Matters

The Transactions are subject to the expiration or earlier termination of the applicable waiting period under the HSR Act, under which the Mergers may not be completed until notification and report forms have been filed with the FTC and the Antitrust Division of the DOJ, and the applicable waiting period has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-day waiting period following the parties’ filing of their respective HSR notifications or the early termination of that waiting period.

The Transactions and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for (i) filings with the Registrar of Companies of the Cayman Islands necessary to effectuate the CEPT Merger, which will be filed on behalf of CEPT and SPAC Merger Sub with the Registrar of Companies of the Cayman Islands and (ii) filings with the Secretary of State of the State of Delaware (“Delaware Secretary of State”) necessary to effectuate the Securitize Merger, which will be filed on behalf of Securitize and Company Merger Sub with the Delaware Secretary of State upon the approval of the Business Combination Proposal and satisfaction of all other conditions under the Business Combination Agreement.

Sources and Uses for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination (i) assuming that none of the outstanding Public Shares are redeemed in connection with the Business Combination and (ii) assuming that the maximum number of Public Shares that could be redeemed in connection with the Business Combination in order to satisfy the Minimum Cash Condition. For an illustration of the number of shares and percentage interests outstanding under each scenario see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Estimated Sources and Uses (No Redemptions Scenario)

Sources of Funds		Uses
Securitize Equity Rollover(1)	$1,250,000,000	Securitize Equity Rollover(1)	$1,250,000,000
CEPT’s Cash in Trust Account	244,130,000	Cash to Balance Sheet(2)	459,130,000
PIPE Investment Proceeds	225,000,000	Estimated Transaction Expenses(3)	60,000,000
Securitize Private Placement Investment(4)	50,000,000	Redemptions	—
Total Sources	$1,769,130,000	Total Uses	$1,769,130,000

____________

(1)      Represents the aggregate value of shares issued to Securitize Stockholders at a deemed value of $10.00 per share.

(2)      The actual amount of cash will vary depending on, among other things, actual fees and expenses incurred in connection with the Business Combination.

(3)      Represents estimated transaction fees and expenses, the actual amount of which will vary depending on actual fees and expenses incurred in connection with the Business Combination.

(4)      Additional $50 million includes $30 million funded to Securitize in October 2025 and $20 million expected to be funded at Closing pursuant to a Securitize convertible note funding round at a 20% discount to the Securitize Equity Value and an existing option giving the holder thereof the right to invest at approximately one-third of the Securitize Equity Value, respectively, resulting in incremental total shares being issued of approximately 3.8 million and 5.9 million, respectively, for such additional investment per the terms of the Business Combination Agreement, with approximately 4.7 million of such shares being included in the Securitize Equity Value of $1.25 billion and the remaining approximately 5 million shares being incremental.

Estimated Sources and Uses (100% Redemptions Scenario)

Sources of Funds		Uses
Securitize Equity Rollover(1)	$1,250,000,000	Securitize Equity Rollover(1)	$1,250,000,000
CEPT’s Cash in Trust Account	244,130,000	Cash to Balance Sheet	217,650,000
PIPE Investment Proceeds	225,000,000	Estimated Transaction Expenses(3)	53,750,000
Private Placement Investment(4)	50,000,000	Redemptions(5)	247,730,000
Funding of Sponsor Note	3,600,000	Repayment of Sponsor Note	3,600,000
Total Sources	$1,772,730,000	Total Uses	$1,772,730,000

____________

(1)      Represents the aggregate value of shares issued to Securitize Stockholders at a deemed value of $10.00 per share.

(2)      The actual amount of cash will vary depending on, among other things, actual fees and expenses incurred in connection with the Business Combination.

(3)      Represents estimated transaction fees and expenses, the actual amount of which will vary depending on actual fees and expenses incurred in connection with the Business Combination.

(4)      Additional $50 million includes $30 million funded in October 2025 and $20 million expected to be funded at Closing pursuant to a convertible note funding round at a 20% discount to the Securitize Equity Value and an existing option giving the holder thereof the right to invest at approximately one-third of the Securitize Equity Value, respectively, resulting in incremental total shares being issued of approximately 3.8 million and 5.9 million, respectively, for such additional investment per the terms of the Business Combination Agreement, with approximately 4.7 million of such shares being included in the Securitize Equity Value of $1.25 billion and the remaining approximately 5 million shares being incremental.

(5)      Assumes that Public Shareholders holding 100% of the Public Shares (24,000,000 Public Shares) exercise redemption rights with respect to their Public Shares for an aggregate payment of approximately $247.7 million (based on the estimated per share redemption price of approximately $10.32 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, and inclusive of the $0.15 per redeemed share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

Summary of Risk Factors

In evaluating the Proposals, CEPT Shareholders should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” These risks are summarized below.

Risks Related to Securitize’s Business and Industry

•        We face intense and increasing competition. Many of our competitors have greater resources than we do and may have products and services that are more appealing than ours to our current or potential customers or may operate under more permissible jurisdictions.

•        In all full year periods since our inception, we have incurred operating losses and might not be profitable in the future.

•        If we fail to retain existing customers or attract new customers, or if our customers decrease their use of our products and services, our revenue will decline.

•        If we fail to provide and monetize new and innovative products and services that are adopted by customers, our business may become less competitive and our revenue might decline.

•        Our inability to maintain existing relationships with financial institutions and similar firms or to enter into new such relationships could impact our ability to offer services to customers.

•        We and our subsidiaries currently operate in certain international markets and plan to further expand our international operations, which exposes us to significant new risks, and our international expansion efforts might not succeed.

Risks Related to Government Regulation and Litigation

•        Our business is subject to extensive, complex and changing laws and regulations, and related regulatory proceedings and investigations. Changes in these laws and regulations, or our failure to comply with these laws and regulations, could harm our business.

•        The market and regulatory framework for tokenized securities and RWAs are nascent and subject to rapid change.

•        If we do not maintain the net capital levels required by regulators, our broker-dealer business may be restricted and we may be fined or subject to other disciplinary or corrective actions.

Risks Related to Tokenization and Our Products and Services

•        The market for securities and real-world asset tokenization is highly competitive and fragmented.

•        Tokenization of securities and RWAs involves novel technological, operational, and cybersecurity risks.

•        Minting and redeeming tokens from our platform involves risks, which could result in loss of customer assets, customer disputes, and other liabilities.

Risks Related to Our Platforms, Systems and Technology

•        Our products and services rely on software and systems that are highly technical and have been, and may in the future be, subject to interruption, instability, and other potential flaws due to software errors, design defects, and other processing, operational, and technological failures, whether internal or external.

•        We rely on third parties to perform some key functions, and their failure to perform those functions could adversely affect our business, financial condition and results of operations.

Risks Related to Cybersecurity, Data Privacy and our Intellectual Property

•        Our business could be materially and adversely affected by a cybersecurity breach or other attack involving our computer systems or data or those of our customers or third-party service providers.

Risks Related to Our Financial Condition, Accounting and Tax Matters

•        Future developments regarding the treatment of tokenized securities and other digital assets for U.S. federal, state and foreign income tax purposes could adversely impact our business.

•        If we fail to maintain effective internal control over financial reporting, as well as required disclosure controls and procedures, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.

Risks Related to CEPT and the Business Combination

•        The market price of shares of PubCo Common Stock after the Business Combination will be affected by factors different from those currently affecting the market price of CEPT Class A Ordinary Shares.

•        The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

•        If the Business Combination is not approved and CEPT does not consummate another initial business combination by the end of the Combination Period, then the Sponsor’s CEPT Ordinary Shares will become worthless and the expenses it has incurred will not be reimbursed. These interests may have influenced the CEPT Board’s decision to approve the Business Combination.

•        CEPT, Securitize and PubCo incur significant transaction costs in connection with the Business Combination.

•        Securities of companies formed through mergers with SPACs such as PubCo may experience a material decline in price relative to the share price of the SPACs prior to such merger.

•        Currently, there is no public market for the shares of PubCo Common Stock. Public Shareholders cannot be sure about whether the shares of PubCo Common Stock will develop an active trading market or whether PubCo is able to maintain the listing of PubCo Common Stock in the future even if PubCo is successful in listing PubCo Common Stock on Nasdaq or another national securities exchange, which could limit investors’ ability to make transactions in shares of PubCo Common Stock and subject PubCo to additional trading restrictions.

•        PubCo is not expected to pay cash dividends in the foreseeable future.

Implications of being an Emerging Growth Company and a Smaller Reporting Company

PubCo is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to non-emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. PubCo intends to irrevocably elect not to avail itself of this extended transition period, and, as a result, will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

PubCo will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of PubCo Common Stock pursuant to an effective registration statement or (b) in which it has total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time), and (2) the date on which (x) it is deemed to be a large accelerated filer, which means the market value of PubCo Common Stock that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, or (y) the date on which it has issued more than $1.0 billion in nonconvertible debt during the prior three-year period.

PubCo is also a “smaller reporting company.” PubCo may continue to be a smaller reporting company until either (i) the market value of PubCo Common Stock held by non-affiliates is less than $250 million or (ii) its annual revenue was less than $100 million during the most recently completed fiscal year and the market value of PubCo Common Stock held by nonaffiliates is less than $700 million. If PubCo is a smaller reporting company at the time it ceases to be an emerging growth company, it may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, PubCo may choose to present only the two most recent fiscal years of audited financial statements in its Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Summary Unaudited Pro Forma
Condensed Combined Financial Information

The following summary unaudited pro forma condensed combined financial information has been derived from the unaudited pro forma condensed combined balance sheet as of September 30, 2025 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 and for the nine months ended September 30, 2025, included in “Unaudited Pro forma Condensed Combined Financial Information.”

The summary unaudited pro forma condensed combined financial information should be read in conjunction with the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of operations, and the accompanying notes. In addition, the unaudited condensed combined pro forma financial information was based on and should be read in conjunction with the historical financial statements of Securitize and CEPT, including the accompanying notes, which are included elsewhere in this proxy statement/prospectus.

As CEPT does not represent a business for accounting purposes and its primary asset represents cash and cash equivalents, the Business Combination will be treated similar to an equity contribution in exchange for the issuance of PubCo Common Stock. The net assets of CEPT will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Public Shares:

•        Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares.

•        Assuming 100% Redemptions: This presentation assumes that all 24,000,000 Public Shares are redeemed in connection with the Business Combination, for an aggregate redemption payment of approximately $         million.

Statement of Operations Data – For the Nine Months Ended September 30, 2025
	Historical		Pro forma
	Securitize	CEPT	No Redemptions Scenario	100% Redemptions Scenario
(in thousands, except per share amounts)
Revenue	$	$	$	$
Cost of revenue
Operating expenses
Other income (expense)
Benefit (provision) for income taxes
Other comprehensive income (loss)
	Statement of Operations Data – For the Year Ended December 31, 2024
	Historical		Pro forma
	Securitize	CEPT	No Redemptions Scenario	100% Redemptions Scenario
	(in thousands, except per share amounts)
Revenue	$18,699	$—	$18,699	$18,699
Cost of revenue	1,495	—	1,495	1,495
Operating expenses	34,524	71	86,003	79,754
Other income (expense)	(2,773)	—	2,993	2,993
Benefit (provision) for income taxes	(91)	—	(91)	(91)
Net (loss)	(20,183)	(71)	(65,897)	(59,647)

Balance Sheet Data – As of September 30, 2025
	Historical		Pro forma
	Securitize	CEPT	No Redemptions Scenario	100% Redemptions Scenario
(in thousands, except per share amounts)
Total assets	$	$	$	$
Total liabilities
Total stockholders’ equity

Summary Historical Financial Information of Securitize

The following table shows the summary historical financial information of Securitize for the periods and as of the dates indicated.

The summary historical financial information for Securitize presented below for the years ended December 31, 2024 and 2023 and the summary balance sheet as of December 31, 2024 and 2023 have been derived from Securitize’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

The summary information in the following tables should be read in conjunction with the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Securitize” and Securitize’s consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace Securitize’s consolidated financial statements and related notes. Securitize’s historical results are not necessarily indicative of Securitize’s future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Securitize prior to and without giving pro-forma effect to the impact of the Business Combination and, as a result, the results in this section may not be indicative of the results of PubCo going forward.

	Securitize
	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Statement of operations data:
Revenue	$18,699,043	$8,198,134
Gross profit	$17,203,915	$7,418,687
Total operating expenses	$34,523,703	$35,506,301
Loss from operations	$(17,319,788)	$(28,087,614)
Total other (expense) income	$(2,772,789)	$5,963,528
Net loss	$(20,183,473)	$(21,504,824)
Net loss per share – basic and diluted	$(2.31)	$(2.57)
	December 31, 2024	December 31, 2023
Balance sheet data:
Total assets	$171,381,931	$68,228,865
Total liabilities	$147,375,965	$25,079,720
Total mezzanine equity	$116,995,645	$116,995,645
Total stockholders’ deficit	$(92,989,679)	$(73,846,500)
	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Cash flow data:
Net cash used in operating activities	$(18,392,693)	$(25,756,120)
Net cash (used in) provided by investing activities	$(13,826,060)	$10,518,121
Net cash provided by financing activities	$47,341,895	$5,000,000
Net change in cash	$15,229,392	$(10,261,002)

SUMMARY FINANCIAL INFORMATION OF CEPT

The following table sets forth selected historical financial information derived from CEPT’s audited financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024 and 2023, included elsewhere in this proxy statement. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CEPT” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

Balance Sheets

	As of December 31, 2024 (Audited)	As of December 31, 2023 (Audited)
Cash	$—	$—
Total Current Assets	$—	$—
Available-for-sale debt securities held in Trust Account, at fair value	$—	$—
Total Assets	$106,544	$2,740
Notes payable – related party	$79,900	$—
Total Liabilities	$174,486	$—
Class A ordinary shares subject to possible redemption	$—	$—
Total Shareholder’s Equity (Deficit)	$(67,942)	$2,740

Statements of Operations

	For the Years Ended December 31,
	2024 (Audited)	2023 (Audited)
Loss from operations	$(70,682)	$(3,472)
Interest income on investments held in the Trust Account	—	—
Net loss	$(70,682)	$(3,472)

Weighted average number of ordinary shares outstanding:
Class A – Public shares	—	—
Class A – Private placement	—	—
Class B – Ordinary shares	6,000,000	6,000,000

Basic and diluted net loss per share:
Class A – Public shares	$—	$—
Class A – Private placement	$—	$—
Class B – Ordinary shares	$(0.01)	(0.00)

Statements of Cash Flows

	For the Years Ended December 31,
	2024 (Audited)	2023 (Audited)
Cash Flow Data
Net cash used in operating activities	$(79,900)	$—
Net cash provided by investing activities	$—	$—
Net cash provided by financing activities	$79,900	$—

Comparative Historical and Unaudited Pro Forma Per Share Financial Information

The following table sets forth:

•        historical per share information of Securitize and CEPT for the year ended December 31, 2024 and the nine months ended September 30, 2025;

•        unaudited pro forma per share information of PubCo for the year ended December 31, 2024 and the nine months ended September 30, 2025 after giving effect to the Business Combination and PIPE Investment, assuming two redemption scenarios as follows:

•        Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares.

•        Assuming 100% Redemptions: This presentation assumes that all 24,000,000 Public Shares are redeemed in connection with the Business Combination, for an aggregate redemption payment of approximately $         million.

This information is only a summary and should be read together with the selected historical financial information summary included elsewhere in this proxy statement, and the historical financial statements of Securitize and CEPT and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of Securitize and CEPT is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement.

The unaudited pro forma combined net loss per share information below does not purport to represent the net loss per share which would have occurred had the companies been combined during the periods presented, nor net loss per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Securitize and CEPT would have been had the companies been combined during the periods presented.

As of and for the Nine Months ended September 30, 2025
	Historical		Pro Forma
	Securitize	CEPT	No Redemptions Scenario	100% Redemptions Scenario
Book value per share – basic and diluted
Net loss per share – basic and diluted
	As of and for the Year Ended December 31, 2024
	Historical		Pro Forma
	Securitize	CEPT	No Redemptions Scenario	100% Redemptions Scenario
Net loss per share – basic and diluted	$(2.31)	$(0.01)	$(0.39)	$(0.41)

Ticker Symbol and Dividend Information

CEPT

CEPT Class A Ordinary Shares are currently listed on the Nasdaq Global Market LLC under the symbol “CEPT”. Upon the Closing, PubCo Common Stock will be listed on Nasdaq under the symbol “SECZ”.

Holders

As of the Record Date, there are two (2) holders of record of CEPT Class A Ordinary Shares and one (1) holder of record of CEPT Class B Ordinary Shares. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose CEPT Class A Ordinary Shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

CEPT has not paid any cash dividends on the CEPT Class A Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon PubCo’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to a Business Combination will be within the discretion of the PubCo Board at such time.

Securitize

Historical market price information for Securitize Shares is not provided because there is no public market for Securitize Shares. See “Securitize’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Risk Factors

You should carefully consider all the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial statements and other financial information included herein, before deciding how to vote or instruct your proxy to vote to approve the Proposals described in this proxy statement/prospectus. For purposes of this “Risk Factors” section, references to “Securitize,” “we,” “our” or “us” are to Securitize, Inc. and its subsidiaries prior to consummation of the Business Combination, and Securitize Holdings, Inc. and its subsidiaries (including Securitize, Inc.) following consummation of the Business Combination.

Investing in the PubCo Common Stock involves a high degree of risk. You should consider carefully the following risks, together with all the other information in this proxy statement/prospectus, including the combined and consolidated financial statements and notes thereto, as well as the risks, uncertainties and other information set forth in the reports and other materials filed or furnished by CEPT with the SEC, before you invest in shares of PubCo Common Stock. The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, PubCo’s business, financial condition, results of operations and prospects. If any of the following risks actually materialize following the Business Combination, PubCo’s operating results, financial condition and liquidity could be materially adversely affected. As a result, the trading price of shares of PubCo Common Stock could decline and you could lose part or all of your investment.

Risks Related to Securitize’s Business and Industry

We face intense and increasing competition. Many of our competitors have greater resources than we do and may have products and services that are more appealing than ours to our current or potential customers or may operate under more permissive jurisdictions.

We operate in a rapidly changing and highly competitive industry, and our results of operations and future prospects depend in part on the continued growth of the Securitize issuance of new tokenized securities, our ability to monetize Securitize-issued assets, and our ability to innovate and create successful new products and services and improve existing products and services.

Although there are regulatory and other barriers to entering the markets we serve, we nonetheless expect our competition to continue to increase. We face competition from both established enterprises and early-stage companies that are attempting to capitalize on the same, or similar, opportunities as we are. Some of our current and potential competitors have longer operating histories, particularly with respect to digital financial services products, significantly greater financial, technical, marketing, and other resources, and larger customer bases than we do. This may allow them to offer more competitive pricing or other terms or features, a broader range of digital financial products, or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in investor and customer preferences. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share or revenues, they may offer terms, including fee structures, that are more favorable than ours, which could result in a decrease of our market share or revenues or lead us to adopt less profitable business practices, or otherwise exert downward pressure on our results of operations. Recently, a number of potential competitors and existing Securitize customers have announces plans to focus on tokenization and may become competitors to Securitize or may cease being customers of Securitize. With increased competition, we may be required to incur additional costs or expenses relative to our revenue to maintain or grow the Securitize token network and the market acceptance of our products and services.

We currently compete at multiple levels with a variety of competitors, including:

•        other tokenization platforms that may have similar licenses and services to ours;

•        asset managers that build their own technology rather than engage with third-party providers like us; and

•        crypto companies that operate in more permissive international jurisdictions or take greater regulatory risks than we are willing to take.

We believe that our ability to compete depends upon many factors, both within and beyond our control, including the following:

•        our ability to continue working with large financial institutions and maintain our credibility;

•        the size, diversity, and activity levels of our investor and customer base;

•        the timing and market acceptance of products and services, including developments and enhancements to those products and services offered by us and our competitors;

•        trust, perception, and interest in the digital asset industry and in our products and services;

•        customer service and support efforts;

•        selling and marketing efforts;

•        the ease of use, performance, price, and reliability of solutions developed either by us or our competitors;

•        changes in economic conditions and government regulation and policies;

•        our ability to successfully execute on our business plans;

•        our ability to successfully integrate new products and services with our existing ones;

•        our ability to continue to enhance our technical infrastructure and technology;

•        our ability to enter new markets;

•        our ability to maintain and grow our partnerships with other market participants;

•        general digital payments, capital markets, blockchain, and token market conditions; and

•        our brand strength relative to that of our competitors.

If we are unable to successfully compete in our industry, our business, results of operations, financial condition, and prospects could suffer materially.

We might not grow in line with historical rates.

While we have grown rapidly in the last three fiscal years, the circumstances that accelerated the growth of our business in the past may not continue. You should not rely on our revenue or key business metrics for any previous quarterly or annual period as any indication of our revenue, revenue growth, key business metrics or key business metrics growth in future periods.

We might experience declines in the growth of our business (or negative growth) as a result of a number of factors, including slowing demand for our platforms, regulatory changes, insufficient growth in the number of customers that utilize our platforms, declines in the level of usage of our platforms by existing customers, macroeconomic factors, increasing competition, a decrease in the growth of our overall target market, or our failure to continue to capitalize on growth opportunities, including as a result of our inability to scale to meet such growth, economic conditions that have, in some instances, reduced and could continue to reduce financial activity and the maturation of our business, among others. In particular, our customers are not generally bound by long-term contracts. Further, certain contracts with our key clients do not restrict the ability of such clients to pursue tokenization activities “in-house”. The loss of such clients may adversely impact our prospects. Any failure to successfully address these risks and challenges as we encounter them, will negatively affect our growth. If our revenue growth rate continues to decline, investors’ perceptions of our business and the trading price of PubCo Common Stock could be adversely affected.

We have expanded and continue to expand our operations rapidly, including continuing to introduce new products and services on our platforms as well as geographic expansion, which subjects us to a number of uncertainties, risks, and difficulties that could adversely affect our business.

We have expanded and continue to expand our operations rapidly, including continuing to introduce new products and services on our platforms as well as geographic expansion, which makes it difficult to evaluate our current business and future prospects, and subjects us to a number of uncertainties, including our ability to plan for, model, and manage potential future growth and risks.

We have encountered, and will continue to encounter, risks and difficulties frequently experienced by companies in rapidly changing and heavily regulated industries, including challenges associated with achieving market acceptance of our products and services, attracting and retaining customers, and complying with laws and regulations (particularly those that are subject to evolving interpretations and applications), as well as increased competition and the complexities of managing expenses as we expand our business. Additionally, as our business operations continue to expand, we have had and may continue to have difficulties meeting customer demand and expectations. We might fail to adequately address these and other challenges we may face, and our business might be adversely affected if we do not manage these risks successfully.

Our results of operations and other operating metrics fluctuate from quarter to quarter, which makes these metrics difficult to predict. Some relationships involve large up-front payments, that could be subject to claw-backs or claims for refunds.

Our results of operations are heavily reliant on the level of activity on our platforms. In the past, our results of operations and other operating metrics have fluctuated from quarter to quarter, including due to movements and trends in the underlying markets, changes in general economic conditions, interest in investing, and fluctuations in trading levels generally, each of which is outside our control and will continue to be outside our control. As a result, period-to-period comparisons of our results of operations might not be meaningful, and our past results of operations should not be relied on as indicators of future performance. Several contractual relationships in the blockchain space include upfront payments to initiate significant work to perform under the contract, which may be subject to clawbacks or claims in the event the resulting work is not accepted by the customer. Further, we are subject to additional risks and uncertainties that are frequently encountered by companies in rapidly evolving markets. Our financial condition and results of operations in any given quarter can be influenced by numerous factors, including the occurrence of any of the risks described elsewhere in this Risk Factors section, many of which we are unable to predict or are outside of our control. Factors contributing to quarterly fluctuations could include, among others:

•        our ability to retain and engage existing institutional customers and attract new customers as well as our ability to capture new investors for our products;

•        the timing and success of new product and service introductions by us or our competitors, or other changes in the competitive landscape of our market;

•        fluctuations in interest rates;

•        increases in marketing, sales, compensation (for example, due to increased hiring competition for highly skilled personnel), cloud infrastructure, and other operating expenses that we might incur to grow and expand our operations and to remain competitive;

•        the timing and amount of non-cash expenses, such as share-based compensation and asset impairments;

•        the success of our expansion into new markets or acquisitions;

•        fluctuations in tokenization volume and demand for tokenization services;

•        changes in the public’s perception, adoption, and use of tokenized securities;

•        any inability of customers to access and utilize our platforms, due to system disruptions, outages, or trading restrictions;

•        any events that damage customer confidence in Securitize, such as breaches of security or privacy;

•        the impacts of public health threats, unemployment, and inflation; and

•        changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and might significantly affect the effective tax rate of that period.

Any of the factors above or listed elsewhere in this Risk Factors section, or the cumulative effect of some of those factors, could result in significant fluctuations in our results of operations.

In all full-year periods since our inception, we have incurred operating losses and might not be profitable in the future.

In all full-year periods since our inception, we have incurred operating losses. We might not be able to maintain or increase our revenue and/or maintain or further reduce our operating expenses by sufficient amounts to continue to generate positive GAAP net income on a quarterly or yearly basis in the future.

If we fail to retain existing customers or attract new customers, or if our customers decrease their use of our products and services, our revenue will decline. A significant portion of our revenues depend on or have arisen from certain key relationships, which are not exclusive or bound by long-term contracts. Additionally, certain partnerships involve exclusivity arrangements, limiting our freedom to engage with other new relationships.

We have experienced rapid customer growth in recent years. Our business and revenue growth depends on our efforts to attract new customers, retain existing customers, and increase the amount that our customers use our products and services. Any erosion of this active customer base would have a disproportionately large negative impact on our revenues, which could cause the trading price of PubCo Common Stock to decline significantly. Our efforts to attract and retain customers might fail due to a number of factors, including our customers losing confidence in us or preferring a competitor’s offerings. Further, certain of our contracts with key customers are (i) not long-term and (ii) do not contain exclusivity provisions, and such customers may move to a competitor or develop technology in-house. We may overly rely on certain products (such as BUIDL, which represents more than 60% of Securitize’s tokenized assets under management as of September 30, 2025) and clients that provide Securitize with broader exposure and an enhanced reputation in the industry, and changes in such relationships could have broader negative effects than the direct revenues from such relationships. Additional factors that could lead to a decline in our number of customers or their usage of our products and services or that could prevent us from increasing our number of customers include:

•        a decline in our brand and reputation;

•        increased pricing for our products and services;

•        a shift in pricing models, including allowing customers to choose different fee models for tokenization services;

•        ineffective marketing efforts or a reduction in marketing activity;

•        certain of our customers, due to being new and inexperienced, might be less loyal to our products or less likely to maintain historical trading patterns and interest in investing;

•        a broad decline in the equity, crypto and real-world asset markets, which could result in many of these investors feeling discouraged and exiting the markets altogether;

•        rising inflation resulting in less disposable income for our customers to invest;

•        our customers experiencing difficulties using our platforms as intended, due to any number of reasons such as design errors, service outages, or trading restrictions imposed by us;

•        our customers experiencing security or data breaches, account intrusions, or other unauthorized access;

•        the inclusion of exclusivity provisions in certain customer agreements (albeit limited) granting such customers exclusivity for certain products;

•        our failure to provide adequate customer service; and

•        customer resistance to and non-acceptance of tokenized securities.

Finally, our customers may choose to cease using our platforms, products, and services at any time, and may choose to transfer their accounts to another broker-dealer. Any of these factors could have a material adverse effect on our results of operations.

If we fail to provide and monetize new and innovative products and services that are adopted by customers, our business may become less competitive and our revenue might decline.

Our ability to attract, engage, and retain our customers and to increase our revenue depends heavily on our ability to evolve our existing products and services and to create and monetize new products and services that are adopted by customers. Rapid and significant technological changes continue to confront the financial services industry, including developments in the methods in which securities are traded and developments in tokenization. To keep pace or to innovate we have introduced and might continue to introduce significant changes to our existing products and services or acquire or introduce new and unproven products and services, including using technologies with which we have little or no prior development or operating experience. Our efforts have been and might continue to be inhibited by industry-wide standards, legal restrictions, incompatible customer expectations, demands, and preferences, or third-party intellectual property rights. Our efforts to innovate have been and might continue to also be delayed or blocked by new or enhanced regulatory scrutiny or technical complications. Incorporating new technologies into our products and services, or realizing the intended benefits of acquisitions of, or investments in, other companies, products or technologies, has required and might continue to require substantial expenditures and take considerable time, and we might not be successful in realizing a return on these efforts in a timely manner or at all. It might be difficult to monetize products in a manner consistent with our brand’s focus on low prices. If we fail to innovate and deliver products and services with market fit and differentiation, or fail to do so quickly enough as compared to our competitors, we might fail to attract and retain customers and maintain customer engagement, causing our revenue to decline. Our international expansion efforts may increase these risks as we expect to adapt our product and service offerings to reflect local regulatory requirements, customer preferences, and other location-specific factors, as discussed elsewhere in this Risk Factors section.

We will need additional capital to support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, might result in stockholder dilution, or might be delayed or prohibited by applicable regulations.

Maintaining adequate liquidity is crucial to our securities brokerage operations. The SEC and FINRA also have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. We might be adversely affected by failing to meet these capital requirements or by potential regulatory changes related to our obligations with regard to capital maintenance requirements.

We might also need additional capital to continue to support our business and any future growth and to respond to competitive challenges, including the need to promote our products and services, develop new products and services, enhance our existing products, services and operating infrastructure, acquire and invest in complementary businesses and technologies, and to fund payments on our obligations at the parent company level, such as the income tax withholding and remittance obligations that arise upon the vesting and/or settlement of our outstanding restricted stock units (“RSUs”), and any debt obligations we might incur. To meet liquidity needs at the parent level, we might need to rely on dividends, distributions and other payments from our subsidiaries. Regulatory and other legal restrictions might limit our ability to transfer funds to or from some subsidiaries. For example, under FINRA rules applicable to us, a dividend of over 10% of a member firm’s excess net capital may not be paid without FINRA’s prior written approval.

When available cash is not sufficient, we might seek to engage in equity or debt financings to secure additional funds. However, such additional funding might not be available on terms attractive to us, or at all, and our inability to obtain additional funding when needed could have an adverse effect on our business, financial condition, and results of operations. If we issue equity or convertible debt securities, our stockholders could suffer significant dilution, and the new shares could have rights, preferences and privileges superior to those of our current stockholders. Any debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue future business opportunities.

Unfavorable media coverage and other events that harm our brand and reputation could adversely affect our revenue and the size, engagement, and loyalty of our customer base.

Our brand and our reputation are two of our most important assets. Our ability to attract, build trust with, engage, and retain existing and institutional customers might be adversely affected by events that harm our brand and reputation, such as public complaints and unfavorable media coverage about us, our platforms, and our customers, even if factually incorrect or based on isolated incidents.

We receive a high volume of media coverage, which might include, negative coverage regarding our products and services and the risk of our customers’ misuse or misunderstanding of our products and services, inappropriate or otherwise unauthorized behavior by our customers and litigation or regulatory activity. In addition, given our public profile, any unanticipated system disruptions, outages, technical or security-related incidents, or other performance problems relating to our platforms are likely to receive extensive media attention. Furthermore, any negative experiences our customers have in connection with their use of our products and services, including as a result of any such performance problems, could diminish customer confidence in us and our products and services, which could result in unfavorable media coverage or publicity.

Damage to our brand and reputation could also be caused by:

•        cybersecurity attacks, privacy or data security breaches, or other security incidents, payment disruptions or other incidents that impact the reliability of our platforms;

•        actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by our management team, our other employees or contractors, our customers or third-party service providers or partners as well as complaints or negative publicity about such individuals or companies;

•        future restructurings or similar reductions or activities;

•        any outright failure to meet our deposit requirements;

•        litigation, regulatory actions, settlements, or investigations involving our platforms or our business;

•        regulators requesting or requiring us to cease offering specific products or services;

•        any failures to comply with legal, tax and regulatory requirements;

•        any perceived or actual weakness in our financial strength or liquidity;

•        any regulatory action or settlement that results in changes to, or prohibits us from offering, certain features, products or services;

•        any new policies, features, products, or services, or changes to our policies, features, products, or services, that customers or others perceive as overly restrictive, unclear, inconsistent with our values or mission, or not clearly articulated;

•        a failure to operate our business in a way that is consistent with our values and mission;

•        inadequate or unsatisfactory customer support experiences;

•        negative responses by customers or regulators to our business model or to particular features, products or services;

•        a failure to adapt to new or changing customer preferences;

•        our inability to successfully expand into new markets or make successful acquisitions of, or investments in, other companies, products or technologies;

•        negative claims or publicity involving our culture or businesses, regardless of whether such claims are accurate; and

•        any of the foregoing with respect to our competitors, to the extent the resulting negative perception affects the public’s perception of us or our industry as a whole.

These and other events could negatively impact the willingness of our existing customers and potential new customers, to do business with us, which could adversely affect market trading volumes and the number of customers, as well as our ability to recruit and retain personnel, any of which could have an adverse effect on our business, financial condition, and results of operations, as well as the trading price of PubCo Common Stock.

Our business has been and might continue to be harmed by changes in business, economic, or political conditions that impact global financial markets, or by a systemic market event.

As we are a financial services company, our business, results of operations, and reputation are directly and indirectly affected by elements beyond our control, such as economic and political conditions including unemployment rates, inflation, tax and interest rates, geopolitical conflicts, financial market volatility (such as we may experience due to recent trade policy shifts, including the potential imposition or escalation of tariffs implemented by the United States, Canada or other governments), significant increases in the volatility or trading volume of particular tokenized securities, broad trends in business and finance, actual events or concerns involving liquidity, defaults, or non-performance by third-party financial institutions or transactional counterparties (such as certain banks having failed and been taken over by the FDIC in the spring of 2023 (the “2023 Banking Events”)), changes in the volume of tokenized securities trading generally and changes in the markets in which such transactions occur, and changes in how such transactions are processed. These elements can arise suddenly and the full impact of such conditions could have an adverse effect on our results of operations or remain uncertain indefinitely. A prolonged market weakness, such as a slowdown causing reduced trading volume in securities, derivatives, or crypto markets, has resulted, and could, in the future, result in reduced revenues and could adversely affect our business, financial condition, and results of operations. Conversely, significant upturns in such markets or conditions might cause individuals to be less proactive in seeking ways to improve the returns on their trading or investment decisions and, thus, decrease the demand for our products and services.

Additionally, concerns regarding the U.S. and/or international financial systems, such as in connection with the 2023 Banking Events, could result in less favorable commercial financing terms available to us, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on our access to credit and liquidity sources.

Any of these changes could cause our future performance to be uncertain or unpredictable, and could have an adverse effect on our business and results of operations.

Our inability to maintain existing relationships with financial institutions and similar firms or to enter into new relationships of this kind, could impact our ability to offer services to customers.

Securitize predominantly provides tokenization services in partnership with tier-one financial services institutions and asset managers. We secure those relationships based on our reputation, experience and licenses, but they are not subject to long-term contractual protections. Any event that adversely affects our brand, our reputation or the good standing of our licenses could impact our ability to continue acquiring new customer relationships with large financial institutions or to maintain our relationships with existing customers, and may also affect our standing and ability to attract and retain other blockchain revenue streams.

Our future success depends on the continuing efforts of our key employees and our ability to attract and retain senior management and other highly skilled personnel.

Our future success depends, in part, on our ability to continue to identify, attract, develop, integrate and retain qualified and highly skilled personnel. In particular, our co-founder and CEO, Carlos Domingo, has been critical to the development and execution of our business, vision, and strategic direction. In addition, we have heavily relied, and expect we will continue to heavily rely, on the services and performance of our senior management team, which provides leadership, contributes to the core areas of our business and helps us to efficiently execute our business. Although we have entered into employment offer letters with some of our key personnel, most of these agreements have no specific duration and are terminable by either party at-will and our senior management team has experienced recent changes. We do not maintain key person life insurance policies on any of our employees. The loss of any members of our senior management or key personnel could adversely impact our business, operating results, and financial condition.

We also might not be successful in attracting, integrating or retaining qualified personnel to fulfill our current or future needs. We believe that a critical component of our efforts to attract and retain employees has been our corporate culture of innovation. We have invested substantial time and resources in building our team. As we continue to expand internationally, we will face new challenges to maintain our corporate culture of innovation among a larger number of geographically dispersed and remote employees, as well as other service providers. Failure to preserve our company culture could harm our ability to retain and recruit personnel.

If we are unable to attract, integrate, retain, or effectively replace our key employees and qualified and highly skilled personnel, our ability to effectively focus on and pursue our corporate objectives will decline, and our business and future growth prospects could be harmed.

Future acquisitions of, or investments in, other companies, products, technologies or specialized personnel could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our results of operations.

As part of our business strategy, we have made, and might continue to make acquisitions of, or investments in, other compatible companies, products, technologies or specialized personnel. We also have entered into and might continue to enter into relationships with other businesses in order to expand our products and services. Negotiating these transactions can be time-consuming, difficult, and expensive. Our ability to close these transactions might be subject to third-party approvals and customary closing conditions, such as governmental and other regulatory approvals, some of which are beyond our control, and may take longer than expected to be obtained, if at all. If pending transactions are not completed, we could in the future be subject to losses from legal fees and other expenses as well as impairment charges.

In general, our efforts to grow through acquisitions are subject to the risks that we might be unable to find suitable acquisition or investment candidates or to complete acquisitions on favorable terms or in a timely manner, if at all. Moreover, these kinds of acquisitions or investments can result in unforeseen operating difficulties and expenditures prior to and following closing, including disrupting our ongoing operations, diverting management from their primary responsibilities, subjecting us to additional liabilities and/or compliance obligations, increasing our expenses, and adversely impacting our business, financial condition and results of operations. If we acquire businesses or technologies, we might not be able to integrate the acquired personnel, operations, products, and technologies successfully, may face challenges in doing so, or may be unable to effectively manage the combined business following the acquisition. Moreover, the anticipated benefits of any acquisition or investment might not be realized, the acquisition or investment might not perform in accordance with expectations, and we might be exposed to unknown liabilities.

In connection with these types of transactions, we might issue additional equity securities that would dilute our stockholders, use cash that we might need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur large charges or substantial liabilities, encounter difficulties integrating diverse business cultures, and become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

We and our subsidiaries currently operate in certain international markets and plan to further expand our international operations, which exposes us to significant new risks, and our international expansion efforts might not succeed.

We and our subsidiaries currently operate or offer services to the public outside the United States in certain jurisdictions, including the EU, Japan, Israel and the British Virgin Islands.

We intend to continue expanding our operations outside the United States. International expansion requires significant resources and management attention and subjects us to additional regulatory, economic, operational, and political risks on top of those we already face in the United States. There are significant risks and costs inherent in establishing and doing business in international markets, including:

•        difficulty establishing and managing international entities, offices, and/or operations and the increased operations, travel, infrastructure, and legal and compliance costs associated with operations, entities, and/or people in different countries or regions;

•        the need to understand, interpret and comply with local laws, regulations and customs in multiple jurisdictions, including laws and regulations governing token-related, broker-dealer, money transmitter, or regulated entity practices, some of which might require permissions, registrations, authorizations, licenses or consents, or might be different from, or conflict with, those of other jurisdictions, including foreign cybersecurity, data privacy or labor and employment laws;

•        the additional complexities of any merger or acquisition activity internationally, which would be new for us and could subject us to additional regulatory scrutiny or approvals;

•        the need to adapt, localize, and position our products for specific countries (also known as “product-market fit”);

•        increased exposure to foreign fraud vectors;

•        increased competition from local providers of similar products and services;

•        challenges of obtaining, maintaining, protecting, defending and enforcing intellectual property rights abroad, including the challenge of extending or obtaining third-party intellectual property rights to use various technologies in new countries;

•        the need to offer customer support and other aspects of our offering (including websites, articles, blog posts, and customer support documentation) in various languages or locations;

•        compliance with anti-bribery and anti-corruption laws, such as the FCPA and equivalent anti-money laundering and sanctions rules and requirements in local markets, by us, our employees, and our business partners;

•        the need to recruit and manage staff in new countries and regions to support international operations, and comply with employment law, tax, payroll, and benefits requirements in multiple countries;

•        the need to enter into new business partnerships with third-party service providers in order to provide products and services in the local market, or to meet regulatory obligations;

•        varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs and differences in technology service delivery in different countries;

•        fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars;

•        double taxation of our international earnings and potentially adverse tax consequences due to requirements of or changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

•        political or social change or unrest or economic instability in a specific country or region in which we operate.

We have limited experience with international legal and regulatory environments and market practices, and we might not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we might incur significant expenses as a result of our international expansion, and we might not be successful, which could lead to substantial losses.

Our working model, which allows our employees to work remotely, subjects us to heightened operational risks.

We currently allow our employees to work remotely, which subjects us to heightened operational risks. For example, technologies in our employees’ homes might not be as robust or effective as in our offices and could lead to lower productivity and/or increased vulnerability to cybersecurity attacks or other privacy or data security incidents. There is no guarantee that the data security and privacy safeguards we have put in place will be completely effective or that we will not encounter risks associated with employees accessing company data and systems remotely. Additionally, in June 2024 FINRA’s new Residential Supervisory Location Rule became effective, under which the homes of certain of our employees who work remotely could be treated as “residential supervisory locations” subject to inspections on a regular periodic schedule, which in turn has required certain operational changes and compliance adjustments. Non-compliance with the Residential Supervisory Location Rule could subject us to fines, penalties or enforcement actions. We also face challenges due to the need to operate with a dispersed and remote workforce, as well as increased costs related to business continuity initiatives.

Allowing for remote work may in the future make it more difficult for us to preserve our corporate culture of innovation and our employees might have decreased opportunities to collaborate in meaningful ways. Any failure to overcome the challenges presented by our working model could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively, maintain product development velocity, and execute on our business strategy.

Risks Related to Government Regulation and Litigation

Our business is subject to extensive, complex and changing laws and regulations, and related regulatory proceedings and investigations. Changes in these laws and regulations, or our failure to comply with these laws and regulations, could harm our business.

We are subject to a wide variety of local, state, federal, and international laws, regulations, licensing schemes, and industry standards in the United States, the EU and other countries and regions in which we operate. These laws, regulations, and standards govern numerous areas that are important to our business, and include, or might in the future include, those relating to all aspects of the securities industry, financial services, tokens, derivatives, trading in tokenized securities, fraud detection, customer protection, anti-money laundering, sanctions regimes, data privacy, data security, risk management and other technology-related aspects such as decentralized finance (“DeFi”) integration, protocol partnerships and smart contract usage. The substantial costs and uncertainties related to complying with these laws and regulations continue to increase, and our introduction of new products or services, expansion of our business into new jurisdictions or subindustries, acquisitions of other businesses that operate in similar regulated spaces, or other actions that we may take might subject us to additional laws, regulations, or other government or regulatory scrutiny. Regulations are intended to ensure the integrity of financial markets, to maintain appropriate capitalization of broker-dealers and other financial services companies, and to protect customers and their assets. These regulations could limit our business activities through capital, customer protection, and market conduct requirements, as well as restrictions on the activities that we are authorized to conduct.

We operate in a highly regulated industry and, despite our efforts to comply with applicable legal requirements, like all companies in our industry, we must adapt to frequent changes in laws and regulations, and face complexity in interpreting and applying evolving laws and regulations to our business, heightened scrutiny of the conduct of financial services firms and increasing penalties for violations of applicable laws and regulations. We might fail to establish and enforce procedures that comply with applicable legal requirements and regulations. We might be adversely affected by new laws or regulations, changes in the interpretation of existing laws or regulations, or more rigorous enforcement. Our ability to offer certain products may also be impacted by actions taken by government regulators. There is a risk that regulators could request or require us to cease offering specific products or services. Such regulatory actions could lead to the suspension or termination of product offerings, which may result in increased compliance costs, financial losses and negative publicity. We also might be adversely affected by other regulatory changes related to our obligations with regard to suitability of financial products, supervision, sales practices, application of fiduciary or best interest standards.

Regulatory Landscape

We and our subsidiaries are subject to extensive regulation by federal and state regulators and SROs, and are subject to laws and regulations covering all aspects of the securities industry. Federal and state regulators and SROs, including the SEC and FINRA, can, among other things, investigate, censure or fine us, issue cease-and-desist orders or otherwise restrict our operations, require changes to our business practices, products or services or limit our acquisition activities. Similarly, state attorneys general and other state regulators, including state securities and financial services regulators, can bring legal actions on behalf of the citizens of their states to assure compliance with state laws. In addition, criminal authorities such as state attorneys general or the DOJ may institute civil or criminal proceedings against us for violating applicable laws, rules, or regulations.

We may in the future be subject to regulatory investigations, actions, and settlements, which could cause us to incur substantial costs or require us to change our business practices in a materially adverse manner.

Given the highly regulated nature of the industries in which we operate, we may in the future be subject to a number of legal and regulatory examinations and investigations arising out of our business practices and operations, conducted by the DOJ, SEC, FINRA or other federal agencies such as OFAC and state regulatory agencies. These examinations and investigations might in the future lead to lawsuits, arbitration claims, and enforcement proceedings, as well as other actions and claims, that result in injunctions, fines, penalties, and monetary settlements.

Such proceedings might in the future relate to broker-dealer or other financial services rules and regulations, including our trading and supervisory policies and procedures, our trade reporting, our public communications, our compliance with SEC and FINRA registration requirements, anti-money laundering and other financial crimes regulations, cybersecurity matters, a token’s status as a “security,” and our business continuity plans, among other topics. These sorts of proceedings, inquiries, examinations, investigations, and other regulatory matters might subject us to fines, penalties, and monetary settlements, harm our reputation and brand, require substantial management attention, result in additional compliance requirements, result in certain of our subsidiaries losing their regulatory licenses or ability to conduct business in some jurisdictions (which could, among other things, result in statutory disqualification by FINRA and the SEC), increase regulatory scrutiny of our business, restrict our operations or require us to change our business practices, require changes to our products and services, require changes in personnel or management, delay planned product or service launches or development, limit our ability to acquire other complementary businesses and technologies, or lead to the suspension or expulsion of our broker-dealer or other regulated subsidiaries or their officers or employees.

In connection with litigation settlements, we might in the future be required to make expenditures to enhance our compliance activities, such as engaging independent consultants to evaluate our compliance programs and remediation efforts.

Additionally, while we now offer select services and products in certain countries outside the United States, we are not currently licensed, authorized, or registered in every jurisdiction. Under the terms of our customer agreements, we currently offer services only to citizens and permanent residents with a legal address within those jurisdictions where we are authorized and registered, and our platform includes features designed to block access to our services from unauthorized jurisdictions. However, to the extent a customer accesses our platforms or services outside of jurisdictions where we have obtained required governmental licenses and authorizations, we face a risk of becoming subject to regulation in that local jurisdiction. A regulator’s investigation as to whether, or conclusion that we are servicing customers in its jurisdiction without being appropriately licensed, registered, or authorized could in the future result in fines or other enforcement actions or settlements.

The market and regulatory framework for tokenized securities and RWAs are nascent and subject to rapid change.

The markets for tokenized securities and real-world assets (“RWAs”) are in the early stages of development and remain subject to considerable uncertainty in terms of market structure, liquidity, and regulation. Blockchain-based trading venues and decentralized exchanges may offer significantly less liquidity, transparency, and regulatory oversight compared to national securities exchanges. This could lead to fragmented markets, inefficient price discovery, and persistent pricing disparities between tokenized and traditional securities.

In addition, the legal and regulatory treatment of tokenized securities and RWAs continues to evolve. U.S. federal and state regulators, as well as international authorities, have provided limited and sometimes incomplete guidance. For example, the SEC has stated that tokenized securities are subject to existing securities laws, while other agencies, such as the CFTC, are still evaluating potential frameworks for digital asset tokenization. Outside the U.S., approaches also vary. In the EU, the DLT Pilot Regime applies to tokenized securities and may grant a temporary exemption from certain regulations, but such exemption is not guaranteed to become permanent. Similarly, the Monetary Authority of Singapore treats certain crypto-assets as securities or derivatives depending on their characteristics.

This uncertainty creates regulatory and compliance risk, as future rulemaking, enforcement actions, or shifts in interpretation could impose new obligations or restrictions on our operations, products, or counterparties. It also creates operational risk, as the successful tokenization and trading of tokenized securities and RWAs depend on reliable systems for custody, valuation, and disclosure. Any regulatory change, operational failure, or loss of market confidence could materially and adversely affect our ability to issue or facilitate trading in tokenized securities and RWAs.

If we do not maintain the net capital levels required by regulators, our broker-dealer business may be restricted and we may be fined or subject to other disciplinary or corrective actions.

The SEC, FINRA, and various state regulators have stringent rules or proposed rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. For example, our broker dealer is subject to the SEC Uniform Net Capital Rule, which specifies minimum capital requirements intended to ensure general financial soundness and adequate liquidity. Our failure to maintain the required net capital levels and protect customer assets could potentially result in immediate suspension of securities activities, suspension or expulsion by the SEC or FINRA, restrictions on our ability to expand our existing business or to commence new businesses, and could ultimately lead to the liquidation of our broker-dealer entities and winding down of our broker-dealer business. If such net capital rules are changed or expanded, if there is an unusually large charge against net capital, or if we make changes in our business operations that increase our capital requirements, capital-intensive operations could be limited. A large operating loss or charge against net capital could adversely affect our ability to maintain or expand our business.

Our compliance and risk management policies and procedures as a regulated financial services company might not be fully effective in identifying or mitigating compliance and risk exposure in all market environments or against all types of risk.

As a financial services company, our business exposes us to a number of heightened risks. We have devoted significant resources to develop our compliance and risk management policies and procedures and will continue to do so, but our efforts might be insufficient. Our expanded and evolving operations and unpredictable periods of rapid growth make it difficult to predict all of the risks and challenges we might encounter and therefore increase the risk that our policies and procedures for identifying, monitoring, and managing compliance risks might not be fully effective in mitigating our exposure in all market environments or against all types of risk. Further, some controls are manual and are subject to inherent limitations and errors in oversight, which could cause our compliance and other risk management strategies to be ineffective. Other compliance and risk management methods depend upon the evaluation of information regarding markets, customers, catastrophe occurrences, or other matters that are publicly available or otherwise accessible to us, which might not always be accurate, complete, up-to-date, or properly evaluated. Insurance and other traditional risk-shifting tools might be held by or available to us in order to manage some exposures, but they are subject to terms such as deductibles, coinsurance, limits, and policy exclusions, as well as risk of counterparty denial of coverage, default, or insolvency. Any failure to maintain effective compliance and other risk management strategies could have an adverse effect on our business, financial condition, and results of operations.

We are also exposed to heightened regulatory risk because our business is subject to extensive regulation and oversight in a variety of areas and geographies, and such regulations are subject to revision, supplementation, or evolving interpretations and applications, and it can be difficult to predict how they might be applied to our business, particularly as we introduce new products and services and expand into new jurisdictions.

We may be subject to material litigation, which could be expensive and time consuming, and, if resolved adversely, could expose us to significant liability and reputational harm.

In addition to regulatory proceedings, we anticipate that we may be a target for litigation in the future. Potential litigation matters include commercial litigation matters, insurance matters, securities litigation matters, privacy and cybersecurity disputes, intellectual property disputes, contract disputes, consumer protection matters, and employment matters. This risk might be more pronounced during market downturns, during which the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against financial services companies have historically increased.

Litigation matters brought against us might in the future require substantial management attention and might result in settlements, awards, injunctions, fines, penalties, and other adverse results. A substantial judgment, settlement, fine, penalty, or injunctive relief could be material to our results of operations or cash flows for a particular period, or could cause us significant reputational harm.

We are subject to governmental laws and requirements regarding anti-corruption, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorism financing that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them.

We are required to comply with U.S. economic and trade sanctions administered by OFAC and we have processes in place to facilitate compliance with the OFAC regulations. As part of our customer onboarding process, in accordance with the Customer Identification Program rules under Section 326 of the USA Patriot Act, we screen all potential customers against OFAC watchlists and continue to screen all customers, vendors and employees daily against OFAC watchlists. Although our platforms include features designed to block access to our services from sanctioned countries, if our services are accessed from a sanctioned country in violation of trade and economic sanctions, we could be subject to enforcement actions.

We are subject to the FCPA, U.S. and foreign bribery laws, and other U.S. and foreign anti-corruption laws. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public sector. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. The failure to comply with any such laws could subject us to criminal or civil liability, cause us significant reputational harm, and have an adverse effect on our business, financial condition, and results of operations.

We are also subject to various anti-money laundering and counter-terrorism financing laws and regulations that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. In the United States, most of our services are subject to anti-money laundering laws and regulations, including the Bank Secrecy Act, as amended, and similar laws and regulations. Regulators in the United States continue to increase their scrutiny of compliance with these obligations.

Although our operations are currently concentrated in the United States, we have expanded our operations outside of the United States. As we have started to expand internationally, we have become subject to additional non-U.S. laws, rules, regulations, and other requirements regarding economic and trade sanctions, anti-money laundering, and counter-terrorism financing. In order to comply with applicable laws, we have started to, and will continue to, revise and expand our compliance program, including the procedures we use to verify the identity of our customers and to conduct ongoing monitoring of our customers and their transactions on our systems, including payments to persons outside of the United States. The need to comply with multiple sets of laws, rules, regulations, and other requirements could substantially increase our compliance costs, impair our ability to compete in international markets, and subject us to risk of criminal or civil liability for violations.

Risks Related to Tokenization and Our Products and Services

The market for securities and real-world asset tokenization is highly competitive and fragmented.

The market for tokenization of securities and RWAs is highly competitive, rapidly evolving, and fragmented. Numerous established financial institutions, fintech companies, and emerging blockchain platforms are seeking to develop and commercialize tokenization products and services. While we believe our technology, experienced personnel, and reputation with customers provide competitive advantages, there can be no assurance that we will be able to achieve or maintain the market position we anticipate. Some of our competitors currently or may in the future have significantly greater financial, technical, and marketing resources, broader customer bases, and longer operating histories. As competition intensifies, we may be required to increase expenditures on research and development, marketing, or incentives, which could adversely affect our profitability. If we are unable to differentiate our offerings or maintain customer confidence in our platform, our growth prospects, financial condition, and results of operations could be materially and adversely affected.

Tokenization of securities and RWAs involves novel technological, operational, and cybersecurity risks.

Our efforts to tokenize securities and RWAs rely on emerging technologies that are untested at scale and subject to significant uncertainty. These activities expose us to risks including (i) market and liquidity risk, as active secondary markets for tokenized RWAs may not develop or may be limited to alternative trading systems (“ATS”) with constrained liquidity or price transparency; (ii) technological and operational risk, as blockchain networks, smart contracts, and related infrastructure may fail, contain errors, or become obsolete; (iii) cybersecurity and fraud risk, as tokenized assets and underlying blockchains may be targeted by malicious actors, subject to vulnerabilities, or used in connection with illicit activity; and (iv) valuation and volatility risk, as tokenized securities and RWAs may not maintain or increase in value and may be difficult to price accurately.

Transaction fees, network congestion, or failures in smart contract code could also impair our ability to support tokenized securities and RWAs. Any such technological or operational failures could lead to financial losses, customer disputes, or reputational damage, and could materially and adversely affect our business and prospects.

Minting and redeeming tokens from our platform involves risks, which could result in loss of customer assets, customer disputes, and other liabilities.

The minting and redemption of tokenized securities through our platform depend on the accurate and secure operation of both traditional financial rails and blockchain-based smart contracts. Verified customers may subscribe for tokenized securities by transferring the corresponding amount of fiat currency or stablecoins to designated accounts or wallets, after which the associated tokens are minted to their wallets or accounts on the Securitize platform. When customers request redemptions, the corresponding tokens are burned or cancelled, and the related fiat currency or digital assets are transferred back to the customer’s linked account or wallet.

Securitize’s proprietary smart contracts incorporate specific controls and permissions designed to safeguard the issuance and redemption process. The minting of tokenized securities can occur through (i) authorized smart contracts operating in an automated or “atomic” manner — such as delivery-versus-payment mechanisms tied to stablecoin settlement — or (ii) manual operational processes requiring the coordination of multiple authorized personnel. Operational issuance actions are protected by multi-party computation cryptographic signatures, which require participation from multiple signers within the organization to execute a minting transaction. These technical and procedural safeguards are designed to prevent unauthorized or unilateral creation of new tokens.

Notwithstanding these controls, technical or operational errors could still occur. Such errors could result in the minting of excess tokens or the improper allocation of tokens to customer accounts. While Securitize’s smart contracts provide mechanisms to seize or burn tokens to remediate these situations, such incidents could lead to temporary imbalances, customer disputes, or reputational harm.

Additionally, transactions involving fiat rails, third-party stablecoins, or digital assets not issued or controlled by Securitize present risks beyond the scope of our technical safeguards. Errors in bank or wallet information, or the transfer of stablecoins to an address not controlled by the customer, may result in the permanent loss of funds. The use of tokenized securities in conjunction with DeFi protocols or third-party smart contracts also introduces risks, including potential vulnerabilities, security breaches, or network disruptions that could delay or impair minting or redemption processes.

Any of these events could result in customer losses, legal or regulatory exposure, reputational damage, or other liabilities, any of which could adversely affect our business, financial condition, or results of operations.

A temporary or permanent blockchain “fork” could adversely affect our business.

Most blockchain networks, including Ethereum and other public blockchains that support the issuance of tokenized securities, are open source and subject to modification by their respective developer communities. Any user can propose changes to the underlying software, and if a substantial majority of network participants adopt those changes, the blockchain continues under the modified protocol. However, when consensus is not achieved, a “fork” may occur, resulting in two or more separate and incompatible versions of the same blockchain protocol operating simultaneously.

Unlike issuers of native cryptocurrencies, Securitize’s tokenized securities represent interests in RWAs or securities that are recorded and maintained under a controlled issuer and transfer agent framework. While tokenized securities may exist across multiple blockchains through authorized multichain issuance, such deployments are managed and reconciled through the same control book and master securityholder file to ensure that total outstanding units remain consistent and singular across chains. By contrast, a blockchain fork represents an unauthorized and spontaneous duplication of the ledger, outside of issuer or transfer agent control. In the event of such a fork, Securitize would determine which chain constitutes the valid and authoritative record for purposes of ownership, recordkeeping, and the exercise of holder rights such as voting, redemptions, and distributions. Tokens existing on other forked chains would not be recognized as valid representations of the securities.

This determination process may require coordination with key ecosystem participants, including stablecoin issuers, custodians, and other infrastructure providers that interact with our platform. While Securitize would generally expect to follow the fork recognized by principal stablecoin issuers used in settlement flows, there can be no assurance that all industry participants will reach the same conclusion. Divergent decisions — for example, if major stablecoin issuers such as USD Coin (“USDC”) and Tether were to support different forks — could disrupt payment rails, redemptions, or on-chain operations for certain transactions involving tokenized securities.

In extreme circumstances, Securitize may determine that migrating assets to an alternative fork is necessary to preserve the integrity of the control book or align with prevailing industry consensus. Such a migration, however, could involve significant operational complexity, reputational risk, and potential customer or counterparty claims arising from confusion or loss associated with the fork.

Although our contractual frameworks and smart contract controls are designed to preserve the integrity of the tokenized RWA record, blockchain forks may still cause temporary disruptions to network performance, reconciliation processes, or interoperability with third-party smart contracts and DeFi protocols. These issues could delay settlements, create discrepancies in system records, or affect customer confidence in our platform.

Securitize has previously navigated a blockchain fork — specifically, the Ethereum Proof-of-Work fork following the Ethereum network’s transition to Proof-of-Stake — without any adverse impact on tokenized securities or platform operations. Nevertheless, future forks could present different or more severe technical and reputational challenges, and we cannot guarantee that similar events would not adversely affect our business, financial condition, or results of operations.

We and our counterparties may be subject to risks associated with stablecoin depegging.

Certain of our operations or counterparties may hold, transact in, or otherwise have exposure to fiat-backed stablecoins, including USDC, Ripple USD, or similar instruments. While these assets are designed to maintain a 1:1 parity with the U.S. dollar, historical events have demonstrated that such pegs may temporarily fail, referred to as depegging, when a stablecoin’s price significantly diverges from its target value, due to market, liquidity, or operational stresses. For example, in March 2023, USDC, issued by Circle Internet Financial, traded as low as US $0.88 after several of its reserve banking partners, including Silicon Valley Bank, entered receivership, before later regaining its peg following confirmation of full reserve access. Such events illustrate the risk of loss, illiquidity, or volatility even for assets marketed as stable or cash-equivalent, and there can be no assurance that any stablecoin used or held by the Company or its customers will always maintain parity with its underlying reference asset or be fully investable or redeemable at face value when we are transacting with it.

Risks Related to Our Platforms, Systems and Technology

Our products and services rely on software and systems that are highly technical and have been, and may in the future be, subject to interruption, instability, and other potential flaws due to software errors, design defects, and other processing, operational, and technological failures, whether internal or external.

We rely on technology, including the internet, mobile services, and other third-party services and technology to conduct much of our business activity and allow our customers to conduct financial transactions on our platforms. Our systems and operations, including our cloud-based operations and disaster recovery operations, as well as those of the third parties on which we rely to conduct certain key functions, are vulnerable to failures, outages, or other disruptions from natural disasters, power and service outages, interruptions or losses, unplanned or unsuccessful technology updates, computer and telecommunications failures, software bugs, cybersecurity attacks, computer viruses, malware, distributed denial of service attacks, spam attacks, phishing or other social engineering, ransomware, security breaches, credential stuffing, technological failure, human error, terrorism, improper operation, unauthorized entry, data loss, intentional bad actions, and other similar events, as well as disruptions or vulnerabilities in the underlying blockchain networks, oracles, or settlement rails on which our systems depend.

Our products and internal systems also rely on software that is highly technical and complex (including software developed or maintained internally and/or by third parties) in order to collect, store, retrieve, transmit, manage and otherwise process immense amounts of data. The software on which we rely might contain errors, bugs, vulnerabilities, design defects, or technical limitations that might compromise our ability to meet our objectives. Some such problems are inherently difficult to detect and some such problems might only be discovered after code has been released for external or internal use. Such problems might also lead to negative customer experiences (including the communication of inaccurate information to customers), compromised ability of our products to perform in a manner consistent with customer expectations, delayed product introductions, compromised ability to protect data and intellectual property, or an inability to provide some or all of our services.

While we have made, and continue to make, significant investments designed to correct software errors and design defects and to enhance the reliability and scalability of our platforms and operations, the risk of software and system failures and design defects is always present, we do not have fully redundant systems, and we might fail to maintain, expand, and upgrade our systems and infrastructure to meet future requirements and mitigate future risks on a timely basis. It might become increasingly difficult to maintain and improve the availability of our platforms, especially as our platforms and product offerings become more complex and our customer base grows. We might also encounter technical issues in connection with changes and upgrades to our use of blockchain technology. Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, or other changes to the underlying blockchain networks might occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to our platforms. If we are unable to identify, troubleshoot, and resolve such issues successfully, our ability to issue, transfer, or redeem tokenized securities could be impaired, potentially resulting in delayed transactions, operational disruptions, or reputational harm.

We rely on third parties to perform some key functions, and their failure to perform those functions could adversely affect our business, financial condition and results of operations.

We rely on certain third-party computer systems or third-party service providers, including Amazon Web Services (on which we primarily rely to host and deliver our services to customers on our platforms), blockchain network providers, institutional-grade digital asset security infrastructure, internet service providers, payment services providers, market and third-party data providers, regulatory services providers, payment gateways that link us to the payment card and bank clearing networks to process transactions, and other third-party service providers. These providers are susceptible to processing, operational, technological and security vulnerabilities, including security breaches, which might impact our business, and our ability to monitor our third-party service providers’ data security is limited. In addition, these third-party service providers might rely on subcontractors to provide services to us that face similar risks. We may also incur significant costs for utilizing alternatives or taking other actions in preparation for, or in reaction to, events that damage, interrupt, or otherwise disrupt the third-party services we use. Any prolonged service degradation or disruption affecting our systems could result in damage to our reputation, loss of customers, loss of revenue, and liability for damages.

We face a risk that our third-party service providers might be unable or unwilling to continue to provide these services to meet our current needs in an efficient, cost-effective manner or to expand their services to meet our needs in the future. Any failures by our third-party service providers that result in an interruption in service, unauthorized access, misuse, loss or destruction of data or other similar occurrences could interrupt our business, cause us to incur losses, result in decreased customer satisfaction and increased customer attrition, subject us to customer complaints, significant fines, litigation, disputes, claims, regulatory investigations or other inquiries and harm our reputation. Regulators might also hold us responsible for the failures of our providers.

We are incorporating AI technologies into some of our products and processes. These technologies may present business, compliance, and reputational risks.

We currently use machine learning and AI to improve our products and processes in certain circumstances, including for internal purposes, such as collecting and processing information, and writing code. Our research and development of such technology also remains ongoing. As with many new and emerging technologies, AI presents numerous risks and challenges that could adversely affect our business, and there can be no assurance that our usage of and investment in this technology will enhance our products or services or otherwise be beneficial to our business. If we fail to keep pace with rapidly evolving AI technological developments, especially in the financial technology sector, our competitive position and business results may suffer. At the same time, use of AI has recently become the source of significant media attention and political debate. The introduction and use of AI technologies, particularly generative AI, into new or existing offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, intellectual property risks, as well as other factors that could adversely affect our business, reputation, and financial results. For example, AI technologies can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could negatively impact our customers, harm our reputation and business, and expose us to liability. Laws, regulations or industry standards that develop in response to the use of AI may be burdensome or may restrict our ability to use, develop, or deploy AI, particularly generative

AI technologies, in our products or processes, or our efforts to expand our business. For example, the EU’s AI Act, entered into force on August 1, 2024, governs the development, marketing and use of AI in the EU and could impose significant additional costs on us to comply or significant fines for failing to comply. In addition, if we do not have sufficient rights to use the data or intellectual property on which our AI technologies rely, or if such technologies are trained or reliant on inaccurate, incomplete, biased or otherwise poor quality data, we may incur liability through the violation of applicable laws or third-party privacy, intellectual property or other rights or the breach of contracts to which we are a party. We may also voluntarily comply with, or have it asserted that we must comply with, industry standards, codes of conduct or other actual or asserted obligations relating to AI technology. Any failure or perceived failure by us to comply with laws, regulations, industry standards, contractual requirements, or other actual or asserted obligations to which we are or may become subject in connection with our use of AI technology, may result in damage to our reputation, governmental investigations, civil litigation, and liability for damages.

We also use AI technologies from third parties, which may include open source software. If we are unable to maintain rights to use these AI technologies on commercially reasonable terms, we may be forced to acquire or develop alternate AI technologies, which may limit or delay our ability to provide competitive offerings and may increase our costs. These AI technologies also may incorporate data from third-party sources, which may expose us to risks associated with data rights and protection, in particular, if we do not have sufficient rights to use the data or intellectual property on which such AI technologies rely. The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, including with respect to intellectual property ownership and license rights, cybersecurity, and data protection laws, among others, and has not yet been fully addressed by courts or regulators. The use, development, or adoption of AI technologies into our products may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties. The evolving legal, regulatory and compliance framework for AI technologies may also impact our ability to protect our own data and intellectual property against infringing use.

Risks Related to Cybersecurity, Data Privacy and our Intellectual Property

Our business could be materially and adversely affected by a cybersecurity breach or other attack involving our computer systems or data or those of our customers or third-party service providers.

Our systems and those of our customers and third-party service providers have been and might in the future be vulnerable to cybersecurity issues. We, like other financial technology organizations, routinely are subject to cybersecurity threats and our technologies, systems, and networks have been and might in the future be subject to attempted cybersecurity attacks and other means of perpetuating security breaches and incidents that threaten the confidentiality, integrity and availability of our computer systems and confidential information. These cybersecurity attacks and other means could include computer viruses, malicious or destructive code, phishing and other social engineering attacks, credential stuffing and other brute force attacks, ransomware, denial of service or information, and improper access by employees, contractors or third-party vendors or other security breaches that could result in the loss, unavailability, destruction or unauthorized release, access to, gathering, monitoring, use, or other processing of our or our customers’ data, our intellectual property, or confidential, proprietary, or sensitive business information, or otherwise materially disrupt our or our customers’ or other third parties’ network or systems access or use, or other business operations. Such issues are increasing in frequency and evolving in nature, including sophisticated nation-state and nation-state-supported actors engaging in attacks. The operation of our platforms involves the use, collection, storage, sharing, disclosure, transfer, and other processing of customer information, including personal data. Security breaches and other security incidents could expose us to a risk of loss or exposure of this information, which could result in potential liability, investigations, regulatory fines, penalties for violation of applicable laws or regulations, litigation, and remediation costs, as well as reputational harm. As the breadth and complexity of the technologies we use and the software and platforms we develop continue to grow, the potential risk of security breaches and cybersecurity attacks increases.

Cybersecurity attacks and other malicious internet-based activity continue to increase and financial technology platform providers have been and expect to continue to be targeted. The increasing sophistication and resources of cyber criminals and other non-state threat actors, including through the use of AI, and increased actions by nation-state actors make it difficult to keep up with new threats and could result in a breach of security. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our systems, confidential information or business. Additionally, there is an increased risk that we might experience cybersecurity-related incidents as a result of any of our employees, service providers, or other third-parties working remotely on less secure systems and environments. While we take significant efforts to protect our systems and data, including establishing internal processes and implementing technological measures designed to provide multiple layers of security, our safety and security measures might be insufficient to prevent damage to, or interruption or breach of, our information systems, data (including personal data), and operations. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and confidential information. Additionally, though we provide cybersecurity training for employees, we cannot guarantee that we will not be affected by further phishing attempts. Furthermore, given the nature of complex systems, software and services like ours, and the scanning tools that we deploy across our networks and products, we regularly identify and track security vulnerabilities. We are unable to comprehensively apply patches or confirm that measures are in place to mitigate all such vulnerabilities, or that patches will be applied before vulnerabilities are exploited by a threat actor.

Furthermore, to the extent the operation of our systems relies on our third-party service providers, through either a connection to, or an integration with, third parties’ systems, the risk of cybersecurity attacks and loss, corruption, or unauthorized access to or publication of our information or the confidential information and personal data of customers and employees might increase. Third-party risks might include insufficient security measures, data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws or security measures might be inadequate. Our ability to monitor, and our resources to optimize integration with, third-party service providers’ data security practices are also limited. These third-party risks might be exacerbated as our resources are spread across multiple public cloud service providers. Although we generally have agreements relating to cybersecurity and data privacy in place with our third-party service providers, such agreements might not prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of, or modification of data (including personal data) and/or might not enable us to obtain adequate (or any) reimbursement from our third-party service providers in the event we should suffer any such incidents. Due to applicable laws and regulations or contractual obligations, we could be held responsible for any information security failure or cybersecurity attack attributed to our vendors as they relate to the information we share with them. A vulnerability in a third-party service provider’s software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity, or availability of our systems or the data housed in our third-party solutions. Additionally, we could also be exposed to information security vulnerabilities or failures at third parties’ common suppliers or vendors (known as “fourth parties”) that could also impact the security of our data, and we may not be able to effectively directly monitor or mitigate such fourth-party risks, in particular as such risks relate to the use of common suppliers or vendors by the third parties that perform functions and services for us and our limited ability to assess the fourth parties’ operational controls.

A core aspect of our business is the reliability and security of our platforms. While we have not experienced a material incident to date, any unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data, including personal data, or any cybersecurity breach or other security incident that we, our customers or our third-party or fourth-party service providers experience or the perception that one has occurred or might occur, could harm our reputation, reduce the demand for our products and services and disrupt normal business operations. In addition, it might require us to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating, remediating, or correcting the breach and any security vulnerabilities, defending against and resolving legal and regulatory claims, and preventing future security breaches and incidents, all of which could expose us to uninsured liability, increase our risk of regulatory scrutiny, expose us to legal liabilities, including litigation, regulatory enforcement, indemnity obligations, or damages for contract breach, divert resources and the attention of our management and key personnel away from our business operations, and cause us to incur significant costs, any of which could materially adversely affect our business, financial condition, and results of operations. Moreover, our efforts to improve security and protect data from compromise might identify previously undiscovered security breaches. There could be public announcements regarding any security incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could have an adverse effect on the trading price of PubCo Common Stock.

While we maintain cybersecurity insurance, our coverage may be insufficient to cover all liabilities resulting from a cybersecurity incident. We cannot be certain that our insurance coverage will be adequate to address the results of regulatory or civil investigations or any liabilities resulting from a cybersecurity incident, that adequate insurance will be available to us on economically reasonable terms, or that our insurer will cover all cybersecurity incident-related claims. The successful assertion of one or more significant claims against us or changes in our cybersecurity insurance coverage, premiums, or deductibles may adversely affect our reputation, business, financial condition or results of operations.

We are subject to stringent laws, rules, regulations, policies, industry standards and contractual obligations regarding data privacy and security and might become subject to additional related laws and regulations in jurisdictions into which we expand. Many of these laws and regulations are subject to change and reinterpretation and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or other harm to our business.

We collect, store, use, share, disclose, transmit, and otherwise process a large volume of personal and other non-public data, including from and about current, past, and prospective customers, as well as our employees and business contacts. We also depend on various third-party service providers in relation to the operation of our business, a number of which process such personal and other non-public data on our behalf. We are subject to a variety of federal, state, local, and non-U.S. laws, directives, rules, policies, industry standards and regulations, as well as contractual obligations, relating to privacy and the collection, protection, use, retention, security, disclosure, transfer and other processing of personal data and other data. In addition, our cybersecurity program may require further enhancements to meet public company standards.

Numerous U.S. states have enacted privacy laws that have gone or are going into effect, which create a patchwork of overlapping but different state laws. In addition, all 50 states have laws that require the provision of notification for security breaches of personal information to affected individuals, state officers or others. In the United States, at the federal level, we are also subject to various rules and regulations with respect to privacy, data protection and cybersecurity. The U.S. Congress also has considered, and may in the future consider, various proposals for privacy data protection, and cybersecurity legislation.

Outside of the United States, certain foreign jurisdictions, including the EU and the United Kingdom, have adopted onerous laws and regulations relating to data protection and cybersecurity which may apply to our collection, use, transfer and other processing of personal information and impose significant security related obligations. Any violation of data or security laws, or other legal obligations could have an adverse effect on our business and result in substantial fines and penalties. Actual or perceived contraventions may also lead to civil claims, including representative actions and other class action type litigation, potentially amounting to significant compensation or damages, liabilities, as well as associated costs and reputational harm. These international laws, rules and regulations may apply not only to us, but also to our partners, vendors or other third-party service providers that store or otherwise process personal data on our behalf, such as information technology vendors, and any of the foregoing limitations could impact our ability to work with such partners, vendors or other third-party service providers in certain jurisdictions.

The regulatory framework for data privacy and security worldwide is evolving and, as a result, interpretation, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations might require us to incur additional costs and restrict our business operations, and might require us to change how we use, collect, store, transfer or otherwise process certain types of personal data, to implement new processes to comply with those laws and our customers’ exercise of their rights thereunder, and could greatly increase the cost of providing our offerings, require significant changes to our operations, or even prevent us from providing some offerings in jurisdictions in which we currently operate and in which we might operate in the future, or could cause us to incur potential liability in an effort to comply with certain legislation. There is a risk of enforcement actions in response to rules and regulations promulgated under the authority of federal agencies, state attorneys general and legislatures and consumer protection agencies. We may in the future be subject to investigations and examinations regarding, among other things, our cybersecurity practices. In addition, if we fail to follow these security standards, even if no customer information is compromised, we might incur significant fines or experience a significant increase in costs.

Additionally, we may be bound by contractual requirements applicable to our collection, use, storage, sharing, disclosure, transmission, and other processing of various types of data, including personal information, and may be bound or asserted to be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters. Furthermore, we make and have made statements, including in our online privacy policy and website, regarding our privacy, information security, and data security practices, which must accurately describe our privacy and cybersecurity practices and procedures.

Any failure or perceived failure by us or our third-party service providers to comply with our posted privacy policies, contractual obligations or with any applicable federal, state or similar foreign laws, rules, regulations, industry standards, policies, certifications or orders relating to data privacy and security, or any compromise of security that results in the theft, unauthorized access, acquisition, use, disclosure, or misappropriation of personal data or other customer data, could result in significant awards, fines, civil and/or criminal penalties or judgments, proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions and negative publicity and reputational harm, one or all of which could have an adverse effect on our reputation, business, financial condition and results of operations.

Any failure to adequately obtain, maintain, protect, defend or enforce our intellectual property rights could adversely affect our business.

Our success and ability to compete depend in part upon our ability to obtain, maintain, protect, defend and enforce our intellectual property rights and technology. However, the steps we take to establish and protect our intellectual property rights might not be sufficient to effectively prevent third parties from infringing, misappropriating, diluting, or otherwise violating our intellectual property rights or to prevent unauthorized disclosure or unauthorized use of our trade secrets or other confidential information. We rely on a combination of trademark, trade secret and other intellectual property laws, as well as confidentiality procedures and contractual provisions to establish and protect our intellectual property and proprietary rights. Such means may only afford limited protection and may not prevent our competitors or other third parties from independently developing products, services and technology similar or duplicative of ours. These measures may also not prevent misappropriation, infringement, reverse engineering or other violation of our intellectual property rights, and we will not be able to protect our intellectual property rights, however, if we do not detect unauthorized use of our intellectual property rights. We also might fail to maintain or be unable to obtain adequate protections for some of our intellectual property rights in the United States and some non-U.S. countries, and our intellectual property rights might not receive the same degree of protection in non-U.S. countries as they would in the United States because of the differences in non-U.S. trademark, copyright, and other laws concerning intellectual property and proprietary rights. In addition, our success depends in large part on the strength of our brand, and if we do not adequately protect our rights in our trademarks from infringement and unauthorized use, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. While we have registered our material trademarks in many of our significant markets, we have not registered all of our trademarks in all of the jurisdictions in which we currently conduct or intend to conduct our business. In addition, our trademarks might also be opposed, contested, circumvented or found to be unenforceable, weak or invalid, and we might not be able to prevent third parties from infringing or otherwise violating them or using similar marks in a manner that causes confusion or dilutes the value or strength of our brand.

In addition to registered intellectual property rights, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information and know-how. We attempt to protect our intellectual property, technology, and confidential information by requiring our employees, contractors, consultants, corporate collaborators, advisors and other third parties who develop intellectual property on our behalf to enter into agreements relating to confidentiality and invention assignments, and third parties we share information with to enter into nondisclosure and confidentiality agreements. However, certain international independent contractor relationships that involve development of intellectual property may not have express intellectual property assignment and/or work-for-hire provisions, and we might not have any such agreements in place with some of the parties who have developed intellectual property on our behalf and/or with some of the parties that have or might have had access to our confidential information, know-how, and trade secrets. Even where these agreements are in place, they might be insufficient or breached, or might not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation, or reverse engineering of our confidential information, intellectual property, or technology. Moreover, any breaches of these agreements are difficult to detect and costly to enforce, and these agreements might not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. If any of our trade secrets or other proprietary information or technology were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position could be materially and adversely harmed.

The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. Additionally, individuals not subject to invention assignment agreements might make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes might arise as to the rights in related or resulting know-how and inventions.

In addition, we might need to expend significant resources to apply for, maintain, enforce and monitor our intellectual property rights and such efforts might be ineffective and could result in substantial costs and diversion of resources. Monitoring for unauthorized use of intellectual property rights is difficult and costly, and any litigation brought to protect and enforce our intellectual property rights could be expensive, time-consuming, and may not be successful. Furthermore, attempts to enforce our intellectual property rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates, or narrows the scope of, our rights, in whole or in part. An adverse outcome in any such litigation or proceedings might expose us to a loss of our competitive position, significant liabilities, and damage to our brand, or require us to seek licenses that might not be available on commercially acceptable terms, if at all.

We have been, and might in the future be, subject to claims that we violated third-party intellectual property rights, which, even where meritless, can be costly to defend and could materially and adversely affect our business, results of operations, and financial condition.

Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we might not be aware that our products, services, or marketing materials are infringing, misappropriating or otherwise violating third-party intellectual property rights and such third parties might bring claims alleging such infringement, misappropriation or violation. As we face increasing competition and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. Some third-party intellectual property rights may be broad, and it may not be possible for us to conduct our operations in such a way as to avoid all alleged infringements, misappropriations, or other violations of such intellectual property rights. In addition, various “non-practicing entities,” and other intellectual property rights holders might in the future attempt to assert intellectual property claims against us or seek to monetize the intellectual property rights they own to extract value through licensing or other settlements.

Our use of third-party software and other intellectual property rights might be subject to claims of infringement or misappropriation. The vendors who provide us with technology that we incorporate in our product offerings also could become subject to various infringement claims.

From time to time, our competitors or other third parties might claim that we are infringing upon, misappropriating or otherwise violating their intellectual property rights. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition, results of operations, cash flows or prospects.

Any claims or litigation, even those without merit and regardless of the outcome, could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial costs or damages, obtain a license, which might not be available on commercially reasonable terms or at all, pay significant ongoing royalty payments, settlements or licensing fees, satisfy indemnification obligations, prevent us from offering our products or services or using certain technologies, force us to implement expensive and time-consuming work-arounds or re-designs, distract management from our business or impose other unfavorable terms, or suffer harm to our brand, any of which could adversely affect our business, financial condition, and results of operations. In addition, although in some cases a third party may have agreed to indemnify us for such infringement, misappropriation or other violation, such indemnifying party may refuse or be unable to uphold its contractual obligations, or such indemnification may not sufficiently cover the potential claims, which may be significant. In other cases, our insurance may not cover potential claims of this type adequately or at all.

We expect that the occurrence of infringement claims is likely to grow as the market for financial services grows and as we introduce new and updated products and services, and the outcome of any allegation is often uncertain.

Some of our products and services contain open source software, which could pose particular risks to our proprietary software, products, and services in a manner that could harm our business.

We use open source software in our products and services (as well as in some of our internally developed systems) and we anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, or to limit our ability to commercialize our products, and we might be subject to such terms. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. We could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can offer a different solution, which might be a costly and time-consuming process. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms can be ambiguous, vague, or subject to various interpretations, especially given the absence of controlling case law in the U.S. or other courts. Additionally, we may open source some of our own proprietary source code and/or may make contributions to open source software. There is a risk that our proprietary software or contributions may be used in such a manner that we may need to enforce our rights to ownership of such open source software, including seeking proper usage, compliance with our license terms, or through litigation. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of license terms, or failure to enforce our ownership rights over the use of our proprietary source code could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours.

Risks Related to Our Financial Condition, Accounting and Tax Matters

Our insurance coverage might be inadequate or expensive.

We maintain insurance policies for litigation and various business risks, but such policies may not be adequate to compensate us for potential losses. We are subject to claims in the ordinary course of business. These claims can involve substantial amounts of money and involve significant defense costs. It is not possible to prevent or detect all activities giving rise to claims and the precautions we take might not be effective in all cases. We maintain voluntary and required insurance coverage, including, among others, general liability, property, director and officer, cyber and data breach, crime, and fidelity bond insurance. Our insurance coverage is expensive and maintaining or expanding our insurance coverage might have an adverse effect on our results of operations and financial condition.

Our insurance coverage is subject to terms such as deductibles, coinsurance, limits and policy exclusions, as well as risk of counterparty denial of coverage, default or insolvency, and might be insufficient to protect us against all losses and costs stemming from processing, operational, and technological failures. Furthermore, for certain lines of coverage, continued insurance coverage might not be available to us in the future on economically reasonable terms, or at all. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of material changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition, and results of operations.

Changes in U.S. and foreign tax laws and policies and challenges by tax authorities could adversely impact our tax liabilities.

We are, and may in the future become, subject to complex and evolving U.S. and foreign tax laws and regulations. Changes to any of these laws, or the addition of new laws, including changes to corporate income tax rates, the treatment of foreign earnings, or other income tax laws could have an adverse impact on our business, result of operations, financial condition and cash flows.

Our determination of our tax liability is subject to review by applicable tax authorities. The determination of our tax liabilities requires significant judgment and, in the ordinary course of business, there are transactions and calculations where the ultimate tax determination is complex and uncertain. Although we believe our determinations are reasonable, the ultimate amount of our tax obligations owed might differ from the amounts recorded in our financial statements in the event of a review by applicable tax authorities and any such difference could have an adverse effect on our results of operations. Tax authorities might also disagree with certain positions we have taken or might take in the future, which could subject us to additional tax liabilities.

Our corporate structure and associated transfer pricing policies also contemplate future growth in international markets, and consider the functions, risks, and assets of various entities involved in intercompany transactions. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions.

In addition, from time to time, proposals are introduced in the U.S. Congress and state legislatures, as well as by foreign governments, to impose new taxes on a broad range of financial transactions, including transactions that occur on our platforms. If enacted, such financial transaction taxes could increase the cost to customers of investing or trading on our platforms and reduce or adversely affect U.S. market conditions and liquidity, general levels of interest in investing, and the volume of trades and other transactions from which we derive transaction-based revenues. Any financial transaction tax implemented in any jurisdiction in which we operate could materially and adversely affect our business, financial condition, or results of operations.

We might be subject to “digital service taxes” or new allocations of tax as a result of increasing efforts by certain jurisdictions to tax cross border activities that might not have been subject to tax under existing international tax principles. Companies such as ours could be adversely impacted by such taxes.

Future developments regarding the treatment of tokenized securities and other digital assets for U.S. federal, state and foreign income tax purposes could adversely impact our business.

Due to the new and evolving nature of tokenized securities and other digital assets, there is an absence of law and judicial precedent on their treatment for U.S. federal, state, and foreign income tax purposes. We do not know with any certainty when or whether additional guidance will be provided. Changes to the tax law could lead to adverse tax consequences in the future.

In 2014, the IRS released a notice (the “IRS Notice”) discussing certain aspects of “convertible virtual currency” (that is, a digital asset that has an equivalent value in fiat currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes. The IRS stated that a digital asset (i) is “property,” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss, and (iii) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions” (the “Ruling & FAQs”) that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital assets are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital assets. However, the IRS Notice and the Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of tokenized securities and other digital assets. Furthermore, the IRS Notice states that no inference should be drawn with respect to virtual currencies not described therein.

Similar uncertainties exist in the foreign markets in which we operate, affecting our non-U.S. customer and end-user base. These uncertainties and potential adverse interpretations of tax law could affect our non-U.S. customers and the vitality of our products and services outside of the United States.

There can be no assurance that the IRS and other foreign tax authorities will not alter or clarify their positions with respect to digital assets generally and tokenized securities specifically in the future. It is also unclear what additional guidance may be issued in the future on the treatment of existing tokenized securities and digital asset transactions and future innovations for purposes of U.S. federal and state income tax or foreign tax laws. Any such alteration of existing tax authority positions or additional guidance regarding digital asset products and transactions could result in adverse tax consequences for both holders and issuers of digital assets and the value of digital assets more generally. Future technological and operational developments that may arise with respect to digital assets and tokenized securities may increase the uncertainty with respect to the treatment of digital assets for U.S. federal income and foreign tax purposes. The uncertainty regarding tax treatment of tokenized securities and other digital asset transactions impacts our customers and could negatively impact our business, both domestically and abroad.

Our ability to use our net operating losses to offset future taxable income could be subject to certain limitations.

As of December 31, 2024, we have U.S. federal and state and non-U.S. net operating loss carryforwards (“NOLs”) available to reduce future taxable income subject to certain limitations. Under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” (as defined by the Code) may be subject to limitations on its ability to utilize its pre-change NOLs and other tax attributes, such as research tax credits, to offset future taxable income. If it is determined that we have in the past experienced an ownership change, or if we undergo one or more ownership changes as a result of the Business Combination or future transactions in our stock (many of which are outside of our control), then our ability to utilize NOLs and other pre-change tax attributes could be limited by Sections 382 and 383 of the Code, and similar state provisions. Furthermore, our ability to utilize NOLs of any companies that we acquire in the future may be subject to limitations. In addition, there may be periods during which the use of NOLs is suspended or otherwise limited.

Our tax information reporting obligations are subject to change.

Although we believe we are compliant with the tax reporting and withholding requirements with respect to our customers’ transactions in the jurisdictions in which we operate, various U.S., state or foreign tax authorities might significantly change applicable tax reporting requirements or disagree with the exact application of new or existing requirements. If the taxing authorities determine that we are not in compliance with our tax reporting or withholding requirements with respect to customer asset transactions, we may be exposed to additional withholding obligations, which could increase our compliance costs and result in penalties.

We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics could harm our reputation, adversely affect our stock price, and result in litigation.

We track certain operational metrics using internal company data, including metrics such as Product Assets Under Management, Assets Under Administration, and On-Chain Transactions. Our internal systems and tools are subject to a number of limitations and our methodologies for tracking these metrics have changed in the past and might change further over time, which could result in unexpected changes to our metrics or otherwise cause the comparability of such metrics from period to period to suffer, including the metrics we publicly disclose. In addition, if the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report might not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platforms are used globally. You should not place undue reliance on such operational metrics when evaluating an investment in PubCo Common Stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Key Factors Affecting Our Operating Performance” for definitions of our key operational metrics.

If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation could be significantly harmed, the trading price of PubCo Common Stock could decline and we might be subject to stockholder litigation, which could be costly.

If we fail to maintain effective internal control over financial reporting, as well as required disclosure controls and procedures, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act of 2002 and related rules of the SEC require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

The Company’s independent auditors identified three deficiencies in the effectiveness of its internal control over financial reporting for the year ended December 31, 2024. Two of these deficiencies — relating to the lack of effective segregation of duties and inadequate access controls — were classified as material weaknesses. In addition, deficiencies in stock option recordkeeping were identified as a significant deficiency. The Company is working to remediate the material weaknesses and the significant deficiency, and is taking steps to strengthen its internal control over financial reporting. These remediation activities may be costly and time consuming, and we can give no assurance that such efforts will remediate the material weaknesses and the significant deficiency or that additional weaknesses or deficiencies will not be identified in the future.

Our current controls and any new controls that we develop could become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. We have limited experience with implementing the systems and controls that are necessary to operate as a public company, as well as adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of our internal control over financial reporting. Moreover, our business might be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that might arise. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and could result in a restatement of our consolidated financial statements for prior periods.

Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that are required in our periodic reports filed with the SEC. Ineffective disclosure controls and procedures or internal control over financial reporting could harm our business, cause investors to lose confidence in the accuracy and completeness of our reported financial and other information, and result in us becoming subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, any of which would likely have a negative effect on the trading price of PubCo Common Stock and have a material and adverse effect on our business, results of operations, financial condition and prospects. In addition, if we are unable to continue to meet these requirements, we might not be able to remain listed on the Nasdaq.

Risks Related to CEPT and the Business Combination

The market price of shares of PubCo Common Stock after the Business Combination will be affected by factors different from those currently affecting the market price of CEPT Class A Ordinary Shares.

The market price of shares of PubCo Common Stock after the Business Combination will be influenced by various factors, distinct from those affecting the market price of CEPT Class A Ordinary Shares before the Business Combination. These include the financial performance of PubCo, economic conditions, market trends, the demand for digital assets, PubCo’s operating performance, investor psychology, relative governance rights and political and social factors.

The market price of PubCo Common Stock may change significantly following the Business Combination. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. Public Shareholders may not be able to resell their shares of PubCo Common Stock at an attractive price due to a number of factors such as those listed in “Risks Related to the Business and Strategy of PubCo”, “Risks Related to Being a Public Company” and the following:

•        results of operations that vary from the expectations of securities analysts and investors;

•        results of operations that vary from those of PubCo’s competitors;

•        changes in the demand for digital assets;

•        changes in expectations as to PubCo’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•        declines in the market prices of stocks generally;

•        strategic actions by PubCo or its competitors;

•        announcements by PubCo or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•        any significant change in PubCo’s management;

•        changes in general economic or market conditions or trends in PubCo’s industry or markets;

•        changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to PubCo’s business;

•        future sales by PubCo of PubCo Common Stock or other securities;

•        investor perceptions of the investment opportunity associated with PubCo Common Stock relative to other investment alternatives;

•        the public’s response to press releases or other public announcements by PubCo or third parties, including PubCo’s filings with the SEC;

•        litigation involving PubCo, PubCo’s industry, or both, or investigations by regulators into the PubCo Board, PubCo’s operations or those of PubCo’s competitors;

•        guidance, if any, that PubCo provides to the public, any changes in this guidance or PubCo’s failure to meet this guidance;

•        the development and sustainability of an active trading market for PubCo Common Stock;

•        actions by institutional or activist shareholders;

•        changes in accounting standards, policies, guidelines, interpretations or principles; and

•        other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of PubCo Common Stock, regardless of PubCo’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of PubCo Common Stock are low.

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If PubCo were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from PubCo’s business regardless of the outcome of such litigation.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Business Combination Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include, among other things: approval of the CEPT Shareholder Approval Matters by CEPT Shareholders; absence of laws or orders prohibiting completion of the Business Combination; effectiveness of this proxy statement/prospectus; the shares of PubCo Common Stock having been approved for listing on Nasdaq or another national securities exchange; the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the Business Combination Agreement); the performance in all material respects by the parties of their covenants and agreements related to the Business Combination; no occurrence of a material adverse effect on CEPT, PubCo or Securitize; and the funding (or deemed funding) of at least $100 million of the PIPE Investment by the PIPE Investors. These conditions to the Closing of the Business Combination may not be fulfilled in a timely manner or at all, and, accordingly, the Business Combination may not be completed.

In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after approval of the CEPT Shareholder Approval Matters, or PubCo, Securitize or CEPT may elect to terminate the Business Combination Agreement in certain other circumstances. For more information, see the section entitled “Questions and Answers About the Proposals — Q. What conditions must be satisfied or waived to complete the Business Combination?”

The Business Combination Agreement contains provisions that limit CEPT from seeking an alternative business combination. If the Business Combination is not completed, those restrictions may make it harder for CEPT to complete an alternative business combination before the end of the Combination Period.

While the Business Combination Agreement is in effect, CEPT may not solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any Acquisition Proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such Acquisition Proposal could be more favorable to CEPT Shareholders than the Business Combination. Further, if CEPT holds and concludes the Meeting but the approval of the CEPT Shareholder Approval Matters are not obtained, either CEPT or Securitize may terminate the Business Combination Agreement. If the Business Combination Agreement is terminated and the CEPT Board seeks another business combination, these provisions will make it more difficult for CEPT to complete an alternative business combination by the end of the Combination Period following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect. There can be no assurance that CEPT will be able to find another acquisition target that would consummate a business combination or that such other business combination will be completed prior to the end of the Combination Period. For more information, see the section entitled “The Business Combination — Termination and Effects of Termination.”

Neither CEPT nor the CEPT Shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total consideration for the Merger in the event that any of the representations and warranties in the Business Combination Agreement made by PubCo or Securitize or any other party thereto ultimately proves to be inaccurate or incorrect.

The representations and warranties made by PubCo, CEPT and Securitize to each other in the Business Combination Agreement will not survive the Closing. As a result, CEPT and the CEPT Shareholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total consideration for the Merger if any representation or warranty in the Business Combination Agreement made by PubCo, Securitize or Company Merger Sub proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, CEPT and the CEPT Shareholders would have no indemnification claim with respect thereto and its financial condition or results of operations of CEPT could be adversely affected.

The value of the CEPT Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of PubCo Common Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the CEPT management team to pursue and consummate the Business Combination which differs from the Public Shareholders.

The Sponsor currently owns 6,580,000 CEPT Ordinary Shares, including 6,000,000 CEPT Founder Shares and 580,000 CEPT Private Placement Shares, which it purchased for $5,825,000 in the aggregate, comprised of the $25,000 purchase price for the CEPT Founder Shares (or approximately $0.004 per share) and the $5,800,000 purchase price for the CEPT Private Placement Shares (or $10.00 per share). Assuming a trading price of $10.00 per share upon consummation of the Business Combination (and assuming no CEPT Founder Shares are required to be surrendered by the Sponsor at Closing due to redemptions and none of the Sponsor Earnout Shares are forfeited), the 6,000,000 CEPT Founder Shares would have an aggregate implied value of $60,000,000 and the 580,000 CEPT Private Placement Shares would have an aggregate implied value of $5,800,000. Even if the trading price after Closing of shares of PubCo Common Stock were to be as low as approximately $0.89 per share, the value of the CEPT Founder Shares and CEPT Private Placement Shares would be equal to the Sponsor’s initial investment in CEPT of $5,825,000. As a result, the Sponsor is likely to be able to recoup its investment in CEPT and make a substantial profit on that investment even if the Public Shares lose significant value. Accordingly, the Sponsor, and CEPT’s directors and officers who have an economic interest in the Sponsor, may have an economic incentive that differs from that of the Public Shareholders to pursue and consummate an initial business combination, including the Business Combination, rather than to liquidate and to return all of the cash in the Trust Account to the Public Shareholders, even if that business combination were with a riskier or less-established target business. This may have influenced the CEPT management team’s motivation in identifying and selecting Securitize as CEPT’s acquisition target and seeking to consummate the Business Combination. For the foregoing reasons, Public Shareholders should consider the CEPT management team’s financial incentive to complete the Business Combination when evaluating whether to redeem their Public Shares in connection with the consummation of the Business Combination. See also “Since the Sponsor and CEPT’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with PubCo and Securitize is appropriate as CEPT’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CEPT if the Business Combination is not completed or any other business combination is not completed.”

The “net cash” per Public Share not being redeemed will be less than the per share redemption price.

Each Public Share not being redeemed will represent a “net cash” per share contribution equal to its pro rata share of the Trust Account by that Public Shareholder to PubCo (which, as of September 30, 2025, was approximately $10.32 which is the approximate redemption amount per Public Share based on the Trust Account balance as of September 30, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event). This represents a higher contribution of net cash per share to PubCo than (i) the PIPE Shares and the shares of PubCo Common Stock being issued to the Securitize Stockholders pursuant to the Securitize Merger, which are being issued at $10.00 per share, (ii) the $25,000 that was contributed by the Sponsor to CEPT in exchange for 6,000,000 CEPT Founder Shares (equal to approximately $0.004 per share), and (iii) the shares which may be issued to the Sponsor as repayment for the Sponsor Note, the Sponsor Loan and/or any other amounts owing from CEPT to the Sponsor at Closing (which, at Sponsor’s option, can be repaid in shares at a price of $10.00 per share). Accordingly, assuming that the “net cash” per Public Share being contributed to PubCo reflects the cash being contributed at Closing by CEPT to PubCo (i.e., the Trust Account balance net of redemptions, the amount funded by the PIPE Investors and any cash balances of CEPT outside of the Trust Account), the redemption price is expected to be greater than the net cash per share contributed by CEPT to PubCo.

Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing of the Business Combination as a result of the CEPT Class B Ordinary Shares held by the Sponsor, since the value of the CEPT Class B Ordinary Shares is likely to be substantially higher than the nominal price paid for them, as well as a result of the issuance of the shares of PubCo Common Stock in the Business Combination and the PIPE Investments.

The issuance of a significant number of shares of PubCo Common Stock in the Business Combination and in connection with the PIPE Investments will dilute the equity interests of Public Shareholders in PubCo following the Business Combination and may adversely affect prevailing market prices for shares of PubCo Common Stock. In addition, the Sponsor acquired the CEPT Founder Shares at a nominal price, also significantly contributing to this dilution.

Upon the completion of the Business Combination and the consummation of the PIPE Investment, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares in connection with the Business Combination, that all PIPE Investors fund their commitments in their PIPE Subscription Agreements in cash, and that the Sponsor Loan is repaid in cash, (i) Public Shareholders, (ii) the PIPE Investors, (iii) the Sponsor and its Affiliates, (iv) the directors and officers of CEPT, and (v) the Securitize Stockholders, in each case, will own approximately 14.1%, 13.1%, 3.8%, 0% and 69.0% of the issued and outstanding shares of PubCo Common Stock, respectively.

Upon the completion of the Business Combination and the consummation of the PIPE Investment, and assuming, among other things, that 50% of Public Shareholders exercise redemption rights with respect to their Public Shares in connection with the Business Combination, that all PIPE Investors fund their commitments in their PIPE Subscription Agreements in cash, and that the Sponsor Loan is repaid in cash, (i) Public Shareholders, (ii) the PIPE Investors, (iii) the Sponsor and its Affiliates, (iv) the directors and officers of CEPT, and (v) the Securitize Stockholders, in each case, will own approximately 7.5%, 14.1%, 4.1%, 0% and 74.3% of the issued and outstanding shares of PubCo Common Stock, respectively.

These ownership percentages assume a $10.00 share price and other assumptions set forth in the sections entitled “Summary of the Proxy Statement/Prospectus — Ownership of PubCo After the Transactions,” and “Questions and Answers About the Proposals — What equity stake will current Public Shareholders, the PIPE Investors, the Sponsor and the Securitize Stockholders hold in PubCo immediately after the completion of the Business Combination and the PIPE Investment?” in this proxy statement/prospectus. As such, Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing. For more information, see the section entitled “Summary of the Proxy Statement/Prospectus — Dilution.”

Additionally, future issuances of PubCo Common Stock, including pursuant to the Incentive Plan or the exercise of the Assumed Warrants, may significantly dilute the equity interests of Public Shareholders who do not redeem their Public Shares and may adversely affect prevailing market prices for PubCo Common Stock.

Further, PubCo may also, from time to time in the future, issue additional shares of PubCo Common Stock or securities convertible into PubCo Common Stock pursuant to a variety of transactions, including acquisitions or other capital markets transactions. Issuing additional shares of its capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of Public Shareholders, reduce the market price of PubCo Common Stock, or both. Preference shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit PubCo’s ability to pay dividends to the holders of PubCo Common Stock. PubCo’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, which may adversely affect the amount, timing or nature of its future offerings. As a result, holders of PubCo Common Stock upon the Closing, including Public Shareholders who do not redeem their Public Shares, will bear the risk that future offerings may reduce the market price of PubCo Common Stock and dilute their percentage ownership further.

It is possible that CEPT Class A Ordinary Shares or PubCo Common Stock could become subject to the “penny stock” rules of the SEC. Shares subject to the “penny stock” rules would require brokers to provide additional disclosures to investors. In addition, shares that are deemed to be “penny stock” may be subject to delisting from Nasdaq or another national securities exchange.

If CEPT or PubCo securities are delisted or otherwise fail to meet listing standards, the “penny stock” rules could apply and brokers trading in CEPT or PubCo securities would be required to adhere to more stringent rules, including but not limited to enhanced disclosure and sales requirements. The “penny stock” rules are burdensome and may have the effect of reducing purchases in offerings and reducing trading activity in the secondary market for the securities. If CEPT Class A Ordinary Shares or shares of PubCo Common Stock are subject to the “penny stock” rules, Public Shareholders and PubCo shareholders may find it more difficult to sell their shares and, therefore, may be required to hold some or all of their shares for an indefinite period of time. The price of such securities may be volatile, and there can be no assurance that shareholders will be able to dispose of their securities at favorable prices, or at all.

For more information relating to the risks of PubCo maintaining an exchange listing, see the risk factor entitled “— Risks Related to Ownership of PubCo Common Stock Following the Business Combination — Currently, there is no public market for the shares of PubCo Common Stock. Public Shareholders cannot be sure whether the shares of PubCo Common Stock will develop an active trading market or whether PubCo will be able to maintain the listing of PubCo Common Stock in the future even if PubCo is successful in listing PubCo Common Stock on Nasdaq or another national securities exchange, which could limit investors’ ability to make transactions in shares of PubCo Common Stock and subject PubCo to additional trading restrictions.”

If Public Shareholders who wish to exercise their redemption rights in connection with the Business Combination fail to properly demand such redemption rights, they will not be entitled to redeem their Public Shares for a pro rata portion of the Trust Account and will instead become shareholders of PubCo.

In connection with the Business Combination, Public Shareholders may demand that CEPT redeem their Public Shares at the Closing in return for a pro rata portion of the funds available in the Trust Account, calculated as of two (2) business days prior to the Closing Date. Public Shareholders who seek to exercise this redemption right must deliver their Public Shares (either physically or electronically) to CST prior to the vote at the Meeting. Any Public Shareholder who fails to properly demand redemption rights will not be entitled to redeem their Public Shares and receive a pro rata portion of the funds available in the Trust Account and will instead exchange their Public Shares for shares of PubCo Common Stock and become shareholders of PubCo. See the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of CEPT Shareholders — Redemption Rights” for the procedures to be followed.

Public Shareholders will not have any rights or interests in funds from the Trust Account except under certain limited circumstances, which include in connection with the consummation of the Business Combination. Therefore, for a Public Shareholder to liquidate their investment in CEPT prior to such times, a Public Shareholder may be forced to sell their Public Shares in the open market, potentially at a loss.

Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) CEPT’s completion of the Business Combination or another business combination if the Business Combination is not consummated, and then only in connection with those Public Shares that Public Shareholders have properly elected to redeem, subject to the limitations described herein, (ii) the redemption of Public Shares if CEPT is unable to complete a business combination by the end of the Combination Period, subject to applicable law and as further described herein, or (iii) in connection with an extension of the Combination Period. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Accordingly, for a Public Shareholder to liquidate their investment in CEPT prior to such times, a Public Shareholder may be forced to sell their Public Shares in the open market, potentially at a loss.

The ability of Public Shareholders to exercise redemption rights with respect to a large number of Public Shares may reduce proceeds available to PubCo after Closing, reduce the public “float” of shares of PubCo Common Stock after Closing, reduce the liquidity of the trading market for the shares of PubCo Common Stock after Closing, or make it difficult to obtain or maintain the quotation, listing or trading shares of PubCo Common Stock on Nasdaq or another national securities exchange, and consequently may not allow the parties to complete the Business Combination, or optimize PubCo’s capital structure following the Business Combination.

Public Shareholders may vote in favor of the Business Combination and still elect to redeem their shares. We do not know how many Public Shareholders may exercise their redemption rights in connection with the Business Combination. If a larger number of Public Shares are submitted for redemption than we initially expected, we may need to arrange for additional debt or equity financing to provide working capital to PubCo following the Closing. There can be no assurance that such debt or equity financing will be available to us if we need it or, if available, the terms will be satisfactory to us. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels and may increase the probability that the Business Combination will be unsuccessful.

In such event, if adequate third-party financing is unavailable or only available on unreasonable terms, PubCo may not be able to maintain the listing of its securities on Nasdaq or another national securities exchange for lack of liquidity and may not have sufficient cash and liquidity to finance its operations as currently contemplated following the Business Combination.

Since the Sponsor and CEPT’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with PubCo and Securitize is appropriate as CEPT’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CEPT if the Business Combination or any other business combination is not completed.

When Public Shareholders consider the recommendation of the CEPT Board to vote in favor of each of the Proposals, including the Business Combination Proposal, they should consider that the Sponsor and CEPT’s directors and officers have interests in the Proposals that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders. The CEPT Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and transaction agreements and in recommending to CEPT Shareholders that they vote in favor of the Proposals presented at the Meeting, including the Business Combination Proposal. CEPT Shareholders should take these interests into account in deciding whether to approve the Proposals. These interests include, among other things, the following.

•        As of the date hereof, the Sponsor is the record holder of 6,000,000 CEPT Founder Shares and 580,000 CEPT Private Placement Shares. The following persons have material interests in the Sponsor: Cantor is the sole member of the Sponsor; CFGM is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM and Cantor. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CEPT Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. As of the date hereof, other than Brandon G. Lutnick (as described above) and Danny Salinas (who has a minority limited partnership interest in Cantor), none of CEPT’s other directors or executive officers has a direct or indirect ownership interest in the Sponsor and none of CEPT’s directors or executive officers has beneficial ownership of the CEPT Ordinary Shares held directly by the Sponsor;

•        The Sponsor paid $25,000, or approximately $0.004 per share, for the 6,000,000 CEPT Founder Shares, and $5,800,000, or $10.00 per share, for the 580,000 CEPT Private Placement Shares. As of October 27, 2025, the aggregate value of such shares is estimated to be approximately $81.1 million, assuming the per share value of the shares is the same as the $12.33 closing price of the CEPT Class A Ordinary Shares on Nasdaq on October 28, 2025 (the date the proposed Business Combination was announced). As a result, the Sponsor is likely to be able to recoup its investment in CEPT and make a substantial profit on that investment, even if shares of PubCo Common Stock lose significant value after the Closing. This means that the Sponsor could earn a positive rate of return on its investment, even if Public Shareholders experience a negative rate of return in PubCo;

•        The 6,000,000 CEPT Founder Shares and 580,000 CEPT Private Placement Shares held by the Sponsor and purchased by the Sponsor for $5,825,000 will be worthless if a business combination is not consummated by CEPT by the end of the Combination Period (as defined below);

•        Pursuant to the Insider Letter, Sponsor agreed that, subject to limited exceptions, the 580,000 CEPT Class A Ordinary Shares it holds will not be sold or transferred until 30 days after CEPT has completed a business combination and that the 6,000,000 CEPT Founder Shares it holds will not be sold or transferred until the earlier of (a) the one-year anniversary of CEPT’s initial business combination, (b) subsequent to CEPT’s initial business combination, (x) if the last reported sale price of the CEPT Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after CEPT’s initial business combination, and (c) the date on which CEPT completes certain material transactions that result in all of its shareholders having the right to exchange their shares for cash, securities or other property. The Sponsor Support Agreement shortens the lock-up that will apply to the Post-Combination Founder Shares from one year to 180 days, and provides that one-third of the Post-Combination Founder Shares are subject to early-release in the event the VWAP of a share of PubCo Common Stock exceeds $12.50, $15.00 and $17.50, in each case for at least 20 out of 30 consecutive trading days commencing 90 days after the Closing, and removes clause (b) above;

•        CF&Co., an affiliate of the Sponsor and Cantor, is a party to the PIPE Engagement Letter pursuant to which PubCo, Securitize and CEPT engaged CF&Co. as a co-placement agent for the PIPE Investment. CF&Co. is also a party to the M&A Engagement Letter pursuant to which CEPT engaged CF&Co. as CEPT’s exclusive financial advisor for the Business Combination. Pursuant to the PIPE Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to approximately $4.3 million (assuming that all PIPE Investors fund, or are deemed to have funded, their commitments in their PIPE Subscription Agreements and excluding certain PIPE Investors who had pre-existing investments in Securitize). Pursuant to the M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at the Closing equal to 1% of the Securitize Equity Value, and up to an additional 0.5% of the Securitize Equity Value (which shall be reduced in proportion to the number of Public Shares redeemed prior to the Closing). In addition, CF&Co. is also a party to the Business Combination Marketing Agreement, pursuant to which CF&Co. will receive an $8.4 million cash fee at the Closing. Payment of the foregoing fees are contingent on the Closing.

•        The Sponsor and CEPT’s officers and directors have agreed not to redeem any CEPT Ordinary Shares held by them in connection with a shareholder vote to approve a proposed business combination, including the Business Combination;

•        The CEPT Memorandum and Articles provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CEPT; and (ii) CEPT renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CEPT, on the other. In the course of their other business activities, CEPT’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to CEPT as well as the other entities with which they are affiliated. CEPT’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before CEPT is presented with it. CEPT does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target;

•        CEPT has until the end of the Combination Period to consummate a business combination. If the Business Combination with Securitize is not consummated and CEPT does not consummate another business combination by the end of the Combination Period, CEPT will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the CEPT Board, dissolving and liquidating, subject in each case above to CEPT’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 6,000,000 CEPT Founder Shares and 580,000 CEPT Private Placement Shares held by the Sponsor would be worthless because the Sponsor has waived its right to participate in any redemption or distribution with respect to such CEPT Ordinary Shares, and CF&Co. will not receive any of the fees described above;

•        CEPT has issued the Sponsor Loan to the Sponsor in respect of up to $1,750,000 of loans the Sponsor has made, and will make, to CEPT to fund CEPT’s expenses relating to investigating and selecting an acquisition target and other working capital requirements. The Sponsor Loan does not bear interest and is repayable by CEPT to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CEPT Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CEPT had approximately $78,000 outstanding under the Sponsor Loan. If the Business Combination or another business combination is not consummated by the end of the Combination Period, the Sponsor Loan may not be repaid to the Sponsor, in whole or in part;

•        CEPT has also issued the Sponsor Note to the Sponsor in respect of up to $3,600,000 of loans the Sponsor will make to CEPT in connection with a Redemption Event, such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CEPT to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Note may be converted into CEPT Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CEPT had $0 outstanding under the Sponsor Note. The Sponsor Note, if drawn, will not be repaid to the extent that the amount of the Sponsor Note exceeds the amount of available proceeds not deposited in the Trust Account if a business combination is not completed;

•        If CEPT is unable to complete a business combination by the end of the Combination Period, the Sponsor has agreed to be liable to CEPT if and to the extent of any claims by a third party for services rendered or products sold to CEPT or by a prospective acquisition target with which CEPT has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, in each case, reduce the amount of redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event, provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CEPT’s indemnity of the underwriters of the CEPT IPO against certain liabilities, including liabilities under the Securities Act nor to claims brought by CEPT’s public auditor;

•        The Sponsor, CEPT’s officers and directors and their affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on CEPT’s behalf, such as identifying, investigating, negotiating and completing a business combination. If CEPT does not complete a business combination by the end of the Combination Period, CEPT may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor, CEPT’s officers and directors or their affiliates has incurred any such expenses which would be reimbursed at the Closing; and

•        CEPT’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CEPT’s directors’ and officers’ liability insurance policy for up to a six-year period from and after the Closing for events occurring prior to the Closing, which tail policy is to be paid for by PubCo at the Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CEPT’s officers and directors may not receive this tail insurance coverage.

Unrelated to the Business Combination, affiliates of the Sponsor and Cantor, including Cantor’s asset management division, are customers of Securitize and pay Securitize fees for providing services. Cantor and its affiliates may pursue additional business relationships and opportunities in the future with Securitize unrelated to the Business Combination.

For additional information, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of the Sponsor and CEPT’s Directors and Executive Officers in the Business Combination.”

The existence of personal and financial interests of one or more of CEPT’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the commercial interests of CEPT and the Public Shareholders and what he or she may believe is best for himself, herself or themselves in determining to recommend that Public Shareholders vote for the Proposals. The personal and financial interests of the Sponsor and CEPT’s directors and officers may have influenced their motivation in identifying and selecting Securitize as an acquisition target and completing the Business Combination. The absence of a fairness opinion (or any similar report or appraisal) exacerbates the possibility that these risks may have impacted the terms of the Business Combination Agreement.

CEPT’s management determined that, in light of the potential conflicting interests described above with respect to the Sponsor and its affiliates, the independent directors of CEPT should separately review and consider the potential conflicts of interest with respect to the Sponsor and its affiliates arising out of the Business Combination and the proposed terms thereof. Accordingly, the CEPT Audit Committee reviewed and considered such interests and, after taking into account the factors they deemed applicable (including the potential conflicting interests), both the CEPT Audit Committee and the CEPT Board unanimously approved the Business Combination Agreement and the transactions contemplated therein.

Nonetheless, in considering the recommendations of the CEPT Board to vote for each of the Proposals, Public Shareholders should consider these interests. For additional information on the interests and relationships of the Sponsor and CEPT’s directors and officers in the Business Combination, see “The Business Combination Proposal — Interests of the Sponsor and CEPT’s Directors and Executive Officers in the Business Combination.” See also “The value of the CEPT Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of PubCo Common Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the CEPT management team to pursue and consummate the Business Combination which differs from that of the Public Shareholders.”

Neither the CEPT Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, CEPT Shareholders have no assurance from an independent source that the number of shares of PubCo Common Stock to be issued to the Sellers and CEPT Shareholders in the Business Combination is fair to CEPT — and, by extension, CEPT Shareholders — from a financial point of view.

In considering the Business Combination, neither the CEPT Board nor any committee thereof obtained a fairness opinion from an independent investment banking firm or another independent firm that commonly renders opinions opining that the terms of the Business Combination are fair to CEPT Shareholders from a financial point of view. In analyzing the Business Combination, the CEPT Board reviewed summaries of financial analyses prepared by CF&Co., CEPT’s financial advisor, and CEPT management. The CEPT Board also consulted with its financial and legal advisors and with CEPT management and considered a number of factors, uncertainties and risks, including, but not limited to, those discussed under “The Business Combination Proposal — CEPT Board’s Reasons for Approval of the Business Combination,” and concluded that the Business Combination was in the commercial interests of CEPT and the CEPT Shareholders. The CEPT Board believes that because of the professional experience and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to CEPT Shareholders and that the fair market value of the business or assets to be acquired in the Business Combination was at least 80% of the value of the Trust Account as of the day before execution of the Business Combination Agreement (excluding taxes payable on the income earned on the Trust Account). Accordingly, investors will be relying solely on the judgment of the CEPT Board in valuing Securitize, and the CEPT Board may not have properly valued such business. As a result, the terms may not be fair from a financial point of view to CEPT Shareholders. The lack of a fairness opinion (or any similar report or appraisal) may also lead to more Public Shareholders to vote against the Business Combination or demand redemption of their Public Shares, which could potentially impact CEPT’s ability to consummate the Business Combination. For information about the standards used by the CEPT Board in evaluating the Business Combination, see the section of this proxy statement/prospectus entitled “Background of the Business Combination.”

The parties to the Business Combination Agreement may waive one or more of the conditions to the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement.

The parties to the Business Combination Agreement may agree to waive, in whole or in part, some of the conditions to the obligations to consummate the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement, to the extent permitted by the CEPT Memorandum and Articles, the PIPE Subscription Agreements and applicable law. For example, it is a condition to CEPT’s obligations to consummate the Business Combination that certain of PubCo’s and Securitize’s representations and warranties are true and correct in all respects as of the Closing, subject to the materiality exceptions set forth in the Business Combination Agreement. However, if the CEPT Board determines that it is in the best interests of CEPT to waive any such breach, then the CEPT Board may elect to waive that condition and consummate the Business Combination; provided that no party is able to waive the condition that CEPT Shareholders approve the Business Combination Proposal.

CEPT’s directors and officers will have discretion as to whether to agree to changes or waivers in the terms of the Business Combination Agreement, and their interests in exercising that discretion may conflict with those of the CEPT Shareholders.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require CEPT to agree to amend the Business Combination Agreement, to consent to certain actions taken by PubCo or Securitize or to waive or exercise rights that CEPT is entitled to under the Business Combination Agreement. Such events could arise because of a request by PubCo or Securitize to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on PubCo’s expected business strategy and would entitle CEPT to terminate the Business Combination Agreement. In any such circumstances, it would be at CEPT’s discretion, acting through the CEPT Board, to grant its consent or waive those rights.

The existence of the financial and personal interests of one or more of the directors of CEPT described in the preceding risk factors (and as described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of one or more of the directors between such director’s potential beliefs in what is best for CEPT and such director’s potential beliefs in what is best for himself or herself in determining whether or not to take the requested action.

In the event that CEPT, PubCo, Securitize and the other parties to the Business Combination Agreement authorize an amendment to the Business Combination Agreement that does not require further approval by CEPT Shareholders, CEPT will inform CEPT Shareholders of such amendment by press release and other public communications. In the event that CEPT, PubCo, Securitize and the other parties to the Business Combination Agreement authorize an amendment to the Business Combination Agreement that requires further approval by CEPT Shareholders, to the extent this proxy statement/prospectus has been mailed to CEPT Shareholders, a proxy supplement or an amended proxy statement/prospectus would be delivered to CEPT Shareholders, and proxies would be re-solicited for approval of such amendment.

If CEPT is deemed to be an investment company under the Investment Company Act, CEPT may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for CEPT to complete the Business Combination.

The SEC’s adopting release with respect to the 2024 SPAC Rules provided guidance relating to the potential status of SPACs as investment companies subject to regulation under the Investment Company Act and the regulations thereunder. Whether a SPAC is an investment company is dependent on specific facts and circumstances and CEPT can give no assurance that a claim will not be made that CEPT has been operating as an unregistered investment company.

If CEPT is deemed to be an investment company under the Investment Company Act, CEPT’s activities may be restricted, including (i) restrictions on the nature of its investments; and (ii) restrictions on the issuance of securities, each of which may make it difficult for CEPT to complete the Business Combination. In addition, CEPT may have to impose burdensome requirements, including: (i) registration as an investment company; (ii) adoption of a specific form of corporate structure; and (iii) reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless CEPT can qualify for an exclusion, CEPT must ensure that it is engaged primarily in a business other than investing, reinvesting or trading in securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. CEPT is mindful of the SEC’s investment company definition and guidance and does not intend to complete an initial business combination with an investment company, or to acquire minority interests in other businesses or “investment securities” exceeding the permitted threshold.

In order not to be regulated as an investment company under the Investment Company Act, unless CEPT can qualify for an exclusion, CEPT must ensure that it is engaged primarily in a business other than investing, reinvesting or trading in securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. CEPT is mindful of the SEC’s investment company definition and guidance and does not intend to complete an initial business combination with an investment company, or to acquire minority interests in other businesses or “investment securities” exceeding the permitted threshold.

To mitigate the risk that its business activities will subject CEPT to the Investment Company Act, CEPT’s proceeds held in the Trust Account have only been invested in U.S. Treasury obligations with a maturity of 185 days or less or in any open-end investment company that holds itself out as a money market fund selected by CEPT meeting certain conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 under the Investment Company Act, which invests only in direct U.S. Treasury obligations. The holding of the assets in the Trust Account in this form is intended to be temporary and for the sole purpose of facilitating the Business Combination or another business combination. To mitigate the risk that CEPT might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that CEPT holds investments in the Trust Account, CEPT may, at any time, instruct CST, as trustee of the Trust Account, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest-bearing demand deposit account at a bank. CEPT’s cash if held in these accounts may exceed any applicable FDIC insurance limits. Should events, including limited liquidity, defaults, non-performance or other adverse developments occur with respect to the banks or other financial institutions that hold CEPT’s funds, or that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, the value of the assets in the Trust Account could be impaired, which could have a material impact on CEPT’s operating results, liquidity, financial condition and prospects. For example, on March 10, 2023, the FDIC announced that Silicon Valley Bank had been closed by the California Department of Financial Protection and Innovation. CEPT cannot guarantee that the banks or other financial institutions that will hold CEPT’s funds will not experience similar issues in the future.

Pursuant to the Trust Agreement, CST is not permitted to invest in securities or assets other than as described above. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than buying and selling businesses in the manner of a merchant bank or private equity fund), CEPT intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act. The CEPT IPO was not intended for persons seeking a return on investments in government securities or investment securities. The Trust Account is intended solely as a temporary depository for funds pending the earliest to occur of: (i) the completion of the Business Combination or another business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the CEPT Memorandum and Articles (x) in a manner that would affect the substance or timing of its obligation to redeem 100% of the Public Shares if CEPT does not complete the Business Combination or another business combination by the end of the Combination Period or (y) with respect to any other provision relating to the rights of Public Shareholders or pre-business combination activity; or (iii) absent the consummation of a business combination by the end of the Combination Period, return of the funds held in the Trust Account to Public Shareholders as part of CEPT’s redemption of the Public Shares.

CEPT is aware of litigation claiming that certain SPACs should be considered to be investment companies. Although CEPT believes that these claims are without merit, CEPT cannot guarantee that it will not be deemed to be an investment company and thus subject to the Investment Company Act. Notwithstanding CEPT’s investment activities or the mitigation measures included herein, CEPT could still be deemed to be or have been an investment company at any time since the IPO.

If CEPT were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which CEPT has not allotted funds and may hinder its ability to complete the Business Combination or may result in its liquidation. If CEPT is unable to complete the Business Combination or any other business combination, Public Shareholders may only receive approximately $10.32 per share on the liquidation of the Trust Account (which is the approximate amount per Public Share based on the Trust Account balance as of September 30, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event), and Public Shareholders would also lose the possibility of an investment opportunity in PubCo or another potential business combination.

CEPT has engaged CF&Co., who is an affiliate of the Sponsor, to act as its financial advisor in connection with the Business Combination, and CEPT and PubCo have engaged CF&Co. as a co-placement agent in connection with the PIPE Investment. CEPT also previously engaged CF&Co. in connection with the CEPT IPO pursuant to the Business Combination Marketing Agreement. The Sponsor may therefore have additional financial interests in the completion of the Business Combination.

CEPT has engaged CF&Co., who is an affiliate of the Sponsor, to act as its financial advisor in connection with the Business Combination pursuant to the M&A Engagement Letter and also previously engaged CF&Co. pursuant to the Business Combination Marketing Agreement in connection with the CEPT IPO. Pursuant to the M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at the Closing equal to 1% of the Securitize Equity Value, and up to an additional 0.5% of the Securitize Equity Value (which shall be reduced in proportion to the number of Public Shares redeemed prior to the Closing). CF&Co. is entitled to an $8.4 million fee at Closing pursuant to the Business Combination Marketing Agreement. CEPT and PubCo have engaged CF&Co. as a co-placement agent in connection with the PIPE Investment pursuant to the PIPE Engagement Letter. Pursuant to the PIPE Engagement Letter, each of CEPT and PubCo has agreed to pay CF&Co. a customary placement agent fee in an amount that constitutes a market standard placement agent fee for comparable transactions, and which payment is only made upon completion of the PIPE Investments, which requires completion of the Business Combination. Specifically, CF&Co. will receive a cash fee at the Closing equal to approximately $4.3 million (assuming that all PIPE Investors fund, or are deemed to have funded, their commitments in their PIPE Subscription Agreements). For more information, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Compensation Received by the Sponsor.”

Therefore, the Sponsor may have additional financial interests in the completion of the Business Combination. These financial interests tied to the consummation of the Business Combination may have given rise to potential or actual conflicts of interest and may have influenced the advice that CF&Co. provided to CEPT as its financial advisor, which advice could contribute to CEPT’s decision in connection with the sourcing and consummation of an initial business combination.

Members of CEPT’s management team and the CEPT Board have significant experience as founders, board members, officers, executives or employees of other companies. Certain of those persons, as well as CEPT’s affiliates, have been, may be, or may become, involved in litigation, investigations or other proceedings, including related to those companies or otherwise. The defense or prosecution of these matters could be time-consuming and could divert CEPT management’s attention, and may have an adverse effect on CEPT, which may impede CEPT’s ability to consummate the Business Combination.

During the course of their careers, members of CEPT’s management team and the CEPT Board have had significant experience as founders, board members, officers, executives or employees of other companies. As a result of their involvement and positions in these companies, certain of those persons, as well as certain of CEPT’s affiliates, have been, may be or may in the future become involved in litigation, investigations or other proceedings, including relating to the business affairs of such companies, transactions entered into by such companies, or otherwise. Individual members of CEPT’s management team and the CEPT Board also may become involved in litigation, investigations or other proceedings involving claims or allegations related to or as a result of their personal conduct, either in their capacity as a corporate officer or director or otherwise, and may be personally named in such actions and potentially subject to personal liability. For example, the directors of CFAC II, a SPAC sponsored by an affiliate of Cantor, (i) were named as defendants in a class action filed in the Northern District of California alleging violation of federal securities laws in connection with disclosures related to the March 2021 business combination between CFAC II and View, Inc. (“View”), which case has settled in principle and the settlement has been submitted for court approval, and (ii) were named as defendants in a class action filed in the Delaware Court of Chancery alleging breach of fiduciary duty in connection with the business combination between CFAC II and View which was settled and dismissed by the court in December 2024. Further, in December 2024, Cantor, without admitting or denying the underlying allegations, settled with payment of a $6.75 million penalty a matter with the SEC whereby the SEC alleged that the initial public offering and business combination registration statements and proxy statements of each of CFAC II and CFAC V, a SPAC sponsored by an affiliate of Cantor, contained misstatements regarding whether the respective SPACs had engaged in “substantive discussions” with potential targets prior to the date of their respective initial public offerings, which statements the SEC staff alleged Cantor caused the issuers to make. Any liability from such proceedings may or may not be covered by insurance and/or indemnification, depending on the facts and circumstances. The defense or prosecution of these matters could be time-consuming. Any litigation, investigations or other proceedings and the potential outcomes of such actions may divert the attention and resources of CEPT’s management team and the CEPT Board away from the Business Combination and may negatively affect CEPT’s reputation.

Changes in laws or regulations (including the adoption of policies by governing administrations), or a failure to comply with any laws and regulations, may adversely affect CEPT’s business, including CEPT’s ability to complete the Business Combination.

CEPT is subject to laws and regulations enacted by national, regional and local governments. These governing bodies may seek to change laws and regulations, as well as adopt new policies, including tariffs and other economic policies, that could negatively impact CEPT or PubCo. CEPT is also required to comply with certain SEC and other legal requirements and numerous complex tax laws. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on CEPT’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on CEPT’s business.

On January 24, 2024, the SEC adopted the 2024 SPAC Rules which became effective on July 1, 2024, requiring, among other items, (i) additional disclosures relating to SPAC sponsors and related persons; (ii) additional disclosures relating to SPAC business combination transactions; (iii) additional disclosures relating to dilution and to conflicts of interest involving sponsors and their affiliates in both SPAC initial public offerings and business combination transactions; (iv) additional disclosures regarding projections included in SEC filings in connection with proposed business combination transactions; and (v) the requirement that both the SPAC and its acquisition target be co-registrants for business combination registration statements.

In addition, the SEC’s adopting release provided the SPAC Guidance describing circumstances in which a SPAC could become subject to regulation under the Investment Company Act, including its duration, asset composition, business purpose and the activities of the SPAC and its management team in furtherance of such goals.

Compliance with the 2024 SPAC Rules and the SPAC Guidance may increase the costs of, and the time needed to complete, the Business Combination.

If the Business Combination is not approved and CEPT does not consummate another initial business combination by the end of the Combination Period, then the Sponsor’s CEPT Ordinary Shares will become worthless and the expenses it has incurred will not be reimbursed. These interests may have influenced the CEPT Board’s decision to approve the Business Combination.

The Sponsor beneficially owns the CEPT Founder Shares and CEPT Private Placement Shares that it purchased for an aggregate of $5,825,000 prior to, or simultaneously with, the CEPT IPO, and the Sponsor has no redemption rights with respect to these CEPT Ordinary Shares. Additionally, CEPT has issued the Sponsor Loan for up to $1,750,000 in borrowings, of which approximately $78,000 was outstanding as of September 30, 2025, and may borrow up to an additional $3,600,000 from Sponsor under the Sponsor Note in connection with certain loans the Sponsor will make to CEPT in connection with a Redemption Event. If the Business Combination with PubCo or another business combination is not completed by the end of the Combination Period, these securities will be worthless, and CEPT would be unlikely to be able to repay any such borrowings. Certain directors and executive officers of CEPT have an indirect economic interests in the Sponsor and accordingly, they may have an incentive to pursue and consummate an initial business combination, even if that business combination were with an acquisition target or on terms less favorable to Public Shareholders than liquidation. See also “The value of the CEPT Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of PubCo Common Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the CEPT management team to pursue and consummate the Business Combination which differs from that of the Public Shareholders.”

In addition, CEPT’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on CEPT’s behalf, such as identifying and investigating possible acquisition targets and business combinations. These expenses will be repaid upon completion of the Business Combination with PubCo. However, if CEPT fails to consummate the Business Combination or another initial business combination, they will not have any claim against the Trust Account for repayment or reimbursement. Accordingly, CEPT may not be able to repay or reimburse these amounts if the Business Combination is not completed. As of September 30, 2025, no such amounts had been incurred by any of CEPT’s officers, directors or their affiliates.

For additional information, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of the Sponsor and CEPT’s Directors and Executive Officers in the Business Combination.”

These financial interests may have influenced the decision of CEPT’s directors to approve the Business Combination with PubCo and to continue to pursue such Business Combination. In considering the recommendations of the CEPT Board to vote for each of the Proposals, CEPT Shareholders should consider these interests.

If third parties bring claims against CEPT, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by Public Shareholders could be less than $10.32 per share (based on the Trust Account balance as of September 30, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event).

CEPT’s placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although CEPT will seek to have all vendors, service providers, prospective acquisition targets and other entities with which CEPT does business execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against CEPT’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, CEPT’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to CEPT than any alternative. WithumSmith+Brown, PC (“Withum”), CEPT’s independent registered public accounting firm and the underwriters in the CEPT IPO have not executed and will not execute an agreement with CEPT waiving such claims to the monies held in the Trust Account.

Examples of possible instances where CEPT may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by CEPT’s management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where CEPT’s management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with CEPT and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if CEPT is unable to complete the Business Combination or another business combination by the end of the Combination Period, or upon the exercise of a redemption right in connection with the Business Combination or another business combination, CEPT will be required to provide for payment of claims of creditors that were not waived that may be brought against CEPT within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.32 redemption price as of September 30, 2025, due to claims of such creditors.

Pursuant to the Insider Letter, the Sponsor has agreed that it will be liable to CEPT if and to the extent any claims by a third party (other than CEPT’s independent registered public accounting firm and the underwriters in the CEPT IPO) for services rendered or products sold to CEPT, or a prospective acquisition target with which CEPT has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the assets in the Trust Account, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the Sponsor Note, provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CEPT’s indemnity of its underwriters in connection with the IPO against certain liabilities, including liabilities under the Securities Act. However, CEPT has not asked the Sponsor to reserve for such indemnification obligations, nor has CEPT independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are CEPT Ordinary Shares. Therefore, CEPT cannot assure Public Shareholders that the Sponsor would be able to satisfy those obligations. None of CEPT’s officers or directors will indemnify CEPT for claims by third parties including, without limitation, claims by vendors and prospective acquisition targets.

Additionally, if CEPT is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if CEPT otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of the Public Shareholders. To the extent any bankruptcy claims deplete the Trust Account, CEPT may not be able to return to its Public Shareholders $10.32 per share (which is the approximate amount per Public Share based on the Trust Account balance as of September 30, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event).

CEPT Shareholders may be held liable for claims by third parties against CEPT to the extent of distributions received by them.

If CEPT is unable to complete the Business Combination with Securitize or another business combination by the end of the Combination Period, CEPT will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than ten (10) business days thereafter, redeem 100% of the issued and outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to CEPT to pay its taxes, divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of CEPT’s remaining shareholders and the CEPT Board, dissolve and liquidate, in each case subject to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. CEPT cannot assure Public Shareholders that it will properly assess all claims that may be brought against CEPT.

If CEPT is forced to enter into an insolvent liquidation, any distributions received by CEPT Shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, CEPT’s liabilities exceeded its assets, or it was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by CEPT Shareholders. Furthermore, CEPT’s directors may be viewed as having breached their fiduciary duties to CEPT or CEPT’s creditors and/or may have acted in bad faith, thereby exposing themselves and CEPT to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. There is no assurance that claims will not be brought against CEPT for these reasons. CEPT and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of the Trust Account while CEPT was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offense and may be liable to a fine of $18,292.68 and to imprisonment for five years in the Cayman Islands.

CEPT’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the assets in the Trust Account, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, CEPT’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While CEPT currently expects that its independent directors would take legal action on CEPT’s behalf against the Sponsor to enforce its indemnification obligations to CEPT, it is possible that CEPT’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If CEPT’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account and the amount funded pursuant to the Sponsor Note available for distribution to the Public Shareholders may be reduced below $10.32 per share (which is the approximate amount per Public Share based on the Trust Account balance as of September 30, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event).

The CEPT Merger may result in adverse tax consequences for Public Shareholders.

U.S. Holders (as defined in the section entitled “Material U.S. Tax Considerations” below) may be subject to U.S. federal income tax as a result of the CEPT Merger. As discussed more fully under “Material U.S. Tax Considerations — U.S. Holders — Tax Consequences of the CEPT Merger to U.S. Holders,” the CEPT Merger should constitute a reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming the CEPT Merger so qualifies, U.S. Holders will be subject to Section 367(b) of the Code and, as a result:

•        a U.S. Holder who, on the date of the CEPT Merger, beneficially owns (actually or constructively) Public Shares with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the CEPT Merger, and generally should not be required to include any part of the all earnings and profits amount in income;

•        a U.S. Holder who, on the date of the CEPT Merger, beneficially owns (directly, indirectly or constructively) Public Shares with a fair market value of $50,000 or more but is not a 10% U.S. Shareholder (as defined in “Material U.S. Tax Considerations — U.S. Holders — Tax Consequences of the CEPT Merger to U.S. Holders,”) will recognize gain (but not loss) with respect to the shares of PubCo Common Stock received in the CEPT Merger in an amount equal to the excess of the fair market value of the shares of PubCo Common Stock received over the U.S. Holder’s adjusted tax basis in the Public Shares deemed surrendered in the CEPT Merger unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to its Public Shares; and

•        a 10% U.S. Shareholder will generally be required to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations) attributable to its Public Shares.

Additionally, proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code may require taxable gain recognition by a U.S. Holder with respect to its exchange of Public Shares for shares of PubCo Common Stock in the CEPT Merger to the extent their Public Shares have a fair market value in excess of their tax basis if (i) CEPT were classified as a passive foreign investment company (“PFIC”) at any time during such U.S. Holder’s holding period in such Public Shares and (ii) the U.S. Holder had not timely made (a) a QEF Election (as defined “Material U.S. Tax Considerations — U.S. Holders — PFIC Considerations”) for the first taxable year in which the U.S. Holder owned such Public Shares or in which CEPT was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) an “mark-to-market” election with respect to such Public Shares. CEPT believes that it would likely be considered a PFIC for its current (and its prior) taxable years and as a result, if the proposed Treasury Regulations were finalized in their current form, a U.S. Holder of Public Shares could recognize gain with respect to the CEPT Merger unless such U.S. Holder has made one of the elections described above. Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge could apply. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.

CEPT may not have sufficient funds to satisfy indemnification claims of its directors and officers.

CEPT has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, its officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by CEPT only if (i) CEPT has sufficient funds outside of the Trust Account or (ii) CEPT consummates the Business Combination or another business combination. CEPT’s obligation to indemnify its officers and directors may discourage CEPT Shareholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against its officers and directors, even though such an action, if successful, might otherwise benefit CEPT and the CEPT Shareholders. Furthermore, a CEPT Shareholder’s investment may be adversely affected to the extent CEPT pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

Following the Business Combination, PubCo’s business activities may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain business activities are subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or such approval or clearance are subject to conditions that are not acceptable to us, we may not be able to engage in such activities.

Among other things, the offering of certain financial products may be subject to state, federal or foreign laws or regulations. U.S. or foreign laws or regulations may also affect our ability to acquire interests in other businesses. In the United States, certain mergers that may affect competition may require filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

The Sponsor and CEPT’s directors and officers have entered into letter agreements with CEPT, and the Sponsor has entered into the Sponsor Support Agreement with CEPT and PubCo, in each case, which requires them to vote in favor of the Business Combination, regardless of how the Public Shareholders vote.

The Sponsor and CEPT’s directors and officers have entered into letter agreements with CEPT, including the Insider Letter, and the Sponsor has entered into the Sponsor Support Agreement with CEPT and PubCo, pursuant to which, among other things, they have agreed to vote all of their CEPT Ordinary Shares in favor of any proposed business combination, except that any Public Shares that they may purchase in compliance with the requirements of

Rule 14e-5 under the Exchange Act would not be voted in favor of approving the Business Combination. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 21.5% of the issued and outstanding CEPT Ordinary Shares.

To pass, each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution of CEPT Shareholders, which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). To pass, the Merger Proposal requires a special resolution of CEPT Shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). CEPT Shareholders are also being asked to approve, on a non-binding advisory basis, each of the Organizational Documents Proposals. Although the CEPT Board is asking CEPT Shareholders to approve each of the Organizational Documents Proposals on the non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on each of the Organizational Documents Proposals, the PubCo Charter and the PubCo Bylaws will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved.

As a result, with respect to each Proposal that requires approval of CEPT Shareholders by an ordinary resolution, in addition to the Sponsor’s CEPT Ordinary Shares, CEPT would need only 8,710,001, or approximately 36.3%, of the 24,000,000 Public Shares (assuming all issued and outstanding CEPT Ordinary Shares are voted at the Meeting) and only 1,065,001, or approximately 4.4%, of the 24,000,000 Public Shares (assuming a minimum number of CEPT Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposals that require approval of CEPT Shareholders by a special resolution, in addition to the Sponsor’s CEPT Ordinary Shares, CEPT would need only 13,806,667, or approximately 57.5%, of the 24,000,000 Public Shares (assuming all issued and outstanding CEPT Ordinary Shares are voted at the Meeting) and only 3,613,334, or approximately 15.1%, of the 24,000,000 Public Shares (assuming a minimum number of CEPT Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted in favor of such Proposals in order to have such Proposals approved.

Accordingly, the agreement by the Sponsor to vote its CEPT Ordinary Shares in favor of the Business Combination increases the likelihood that CEPT will receive the requisite CEPT Shareholder approval for the Business Combination.

Because CEPT is seeking to obtain shareholder approval of the Business Combination, the Sponsor and CEPT’s directors and officers and their respective affiliates may elect to purchase Public Shares from Public Shareholders, subject to Rule 14e-5 under the Exchange Act, which may influence the vote on the Business Combination and reduce the public “float” of CEPT Class A Ordinary Shares.

CEPT is seeking to obtain shareholder approval of the Business Combination. Subject to compliance with applicable securities laws, including Rule 14e-5 under the Exchange Act, the Sponsor, CEPT’s directors and officers and their affiliates may purchase Public Shares in privately negotiated transactions or in the open market prior to the record date of the Meeting, although they are under no obligation or duty to do so.

Any such purchases shall be effected at a price per share no higher than the amount per share a Public Shareholder would receive if it elected to have its Public Shares redeemed in connection with the Business Combination. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of Public Shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, CEPT’s directors and officers or any of their affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares. It is intended that, if Rule 10b-18 under the Exchange Act would apply to such purchases, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases. Any such purchases, together with the CEPT Ordinary Shares currently owned by the Sponsor, could influence the vote on the Business Combination or otherwise result in the completion of the Business Combination that may not otherwise have been possible.

Additionally, at any time at or prior to the consummation of the Business Combination, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, CEPT’s directors and officers and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares or not to elect to have their Public Shares redeemed. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions.

If such purchases are made, the public “float” of CEPT Class A Ordinary Shares may be reduced and the number of beneficial holders of CEPT Class A Ordinary Shares may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of Public Shares on Nasdaq or another securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

Additionally, in the event the Sponsor, CEPT’s directors and officers or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act to the extent such rule is applicable including, in pertinent part, through adherence to the following:

•        CEPT would disclose in this proxy statement/prospectus the possibility that the Sponsor, CEPT’s directors and officers or their affiliates may purchase Public Shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, CEPT’s directors and officers or their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the price offered through the redemption process;

•        CEPT would include in this proxy statement/prospectus a representation that any of the Public Shares purchased by the Sponsor, CEPT’s directors and officers or their affiliates would not be voted in favor of approving the Business Combination;

•        the Sponsor, CEPT’s directors and officers or their affiliates would either not possess any redemption rights with respect to such Public Shares or they would waive such rights; and

•        CEPT would disclose in a Form 8-K filed prior to the Extraordinary General Meeting, the following items, to the extent material:

•        the amount of Public Shares purchased outside of the redemption offer by the Sponsor, CEPT’s directors and officers or their affiliates, along with the average purchase price;

•        the purpose of the purchases by the Sponsor, CEPT’s directors and officers or their affiliates;

•        the impact, if any, of the purchases by the Sponsor, CEPT’s directors and officers or their affiliates on the likelihood that the Business Combination will be approved at the Extraordinary General Meeting;

•        the identities of the CEPT Shareholders who sold Public Shares to the Sponsor, CEPT’s directors and officers or their affiliates (if not purchased in the open market) or the nature of the CEPT Shareholders (e.g., 5% shareholders) who sold Public Shares to the Sponsor, CEPT’s directors and officers or their affiliates; and

•        the number of Public Shares for which CEPT has received redemption requests pursuant to its redemption offer as of a date shortly prior to the filing date of the Form 8-K.

CEPT, Securitize and PubCo incur significant transaction costs in connection with the Business Combination.

Each of the parties to the Business Combination Agreement has incurred and expects that it will incur significant, non-recurring costs in connection with the consummation of the Business Combination. PubCo may also incur additional costs to retain key employees. CEPT, Securitize and PubCo will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. CEPT, Securitize and PubCo estimate that they will incur approximately $            million in aggregate transaction costs. As preliminary

estimates, CEPT expects to incur approximately $            million in transaction costs (assuming that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination); and PubCo expects to incur approximately $            million of estimated transaction costs for placement agent, legal, accounting, and advisory fees incurred as part of the Business Combination. Some of these costs are payable regardless of whether the Business Combination is completed.

Securities of companies formed through mergers with SPACs such as PubCo may experience a material decline in price relative to the share price of the SPACs prior to such merger.

CEPT issued CEPT Class A Ordinary Shares for $10.00 per share upon the closing of the CEPT IPO. As with other SPACs, each Public Share issued in the CEPT IPO carries a right to redeem such share for a pro rata portion of the proceeds held in the Trust Account prior to the Closing. As of September 30, 2025, the redemption price per Public Share was approximately $10.32, which is the approximate redemption amount per Public Share based on the Trust Account balance as of September 30, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event. Following the Closing, the shares of PubCo Common Stock outstanding will no longer have any such redemption right and may be dependent upon the fundamental value of PubCo, as well as other relevant factors such as market conditions and trading multiples, and the performance of securities of other companies formed through mergers with SPACs in recent years, and may be significantly less than $10.00 per share.

Volatility in the price of PubCo Common Stock could subject PubCo to securities class action litigation.

The market price of shares of PubCo Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. PubCo may be the target of this type of litigation and investigations. Securities litigation against PubCo could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm PubCo’s business.

Currently, there is no public market for the shares of PubCo Common Stock. Public Shareholders cannot be sure about whether the shares of PubCo Common Stock will develop an active trading market or whether PubCo is able to maintain the listing of PubCo Common Stock in the future even if PubCo is successful in listing PubCo Common Stock on Nasdaq or another national securities exchange, which could limit investors’ ability to make transactions in shares of PubCo Common Stock and subject PubCo to additional trading restrictions.

As part of the Business Combination, each outstanding CEPT Class A Ordinary Share (including the CEPT Class A Ordinary Shares issued upon conversion of the outstanding CEPT Class B Ordinary Shares (other than the Surrendered CEPT Shares)) will be converted automatically into one share of PubCo Common Stock. PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses or its operations publicly available. CEPT, Securitize and PubCo have agreed to cause the shares of PubCo Common Stock to be issued in the Business Combination to be approved for listing on Nasdaq or another national securities exchange, prior to the effective time of the Business Combination. CEPT cannot assure Public Shareholders that PubCo will be able to meet the initial listing requirements. However, PubCo may be unsuccessful in listing PubCo Common Stock on Nasdaq or any other national securities exchange, and even if successful, PubCo may be unable to maintain the listing of PubCo Common Stock in the future. A successful listing also does not ensure that a market for the shares of PubCo Common Stock will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the shares of PubCo Common Stock following the Closing and the shares of PubCo Common Stock may trade at a price less than the current market price of the CEPT Class A Ordinary Shares.

If PubCo fails to meet the initial listing requirements and Nasdaq or another national securities exchange does not list its shares of PubCo Common Stock on its exchange, none of the parties to the Business Combination Agreement would be required to consummate the Business Combination. In the event that all such parties elected to waive this condition, and the Business Combination were consummated without shares of PubCo Common Stock being listed on Nasdaq or on another national securities exchange, PubCo could face significant material adverse consequences, including:

•        a limited availability of market quotations for shares of PubCo Common Stock;

•        reduced liquidity for shares of PubCo Common Stock;

•        to the extent that PubCo does not qualify for any of the other penny stock exemptions from under the applicable provisions of Rule 3a51-1 under the Exchange Act, a determination that shares of PubCo Common Stock are “penny stocks” which will require brokers trading in shares of PubCo Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for shares of PubCo Common Stock;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If shares of PubCo Common Stock are not listed on Nasdaq or another national securities exchange, such shares would not qualify as covered securities and PubCo would be subject to regulation in each state in which PubCo offers its shares of PubCo Common Stock because states are not preempted from regulating the sale of securities that are not covered securities.

Even if PubCo is successful in listing PubCo Common Stock and developing a public market, there may not be enough liquidity in such market to enable PubCo shareholders to sell their shares of PubCo Common Stock. If a public market for the shares of PubCo Common Stock does not develop, investors may not be able to re-sell their shares of PubCo Common Stock, rendering their shares illiquid and possibly resulting in a complete loss of their investment. PubCo cannot predict the extent to which investor interest in PubCo will lead to the development of an active, liquid trading market. The trading price of and demand for the shares of PubCo Common Stock following completion of the Business Combination and the development and continued existence of a market and favorable price for the shares of PubCo Common Stock will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of PubCo, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for shares of PubCo Common Stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the shares of PubCo Common Stock. Many of these factors and conditions are beyond the control of PubCo or shareholders of PubCo.

Reports published by analysts, including projections in those reports that differ from PubCo’s actual results, could adversely affect the price and trading volume of PubCo Common Stock.

PubCo’s management currently expects that securities research analysts will establish and publish their own periodic projections for its business. These projections may vary widely and may not accurately predict the results PubCo actually achieves. PubCo’s share price may decline if its actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on PubCo downgrades its stock or publishes inaccurate or unfavorable research about its business, its share price could decline. If one or more of these analysts ceases coverage of PubCo or fails to publish reports on it regularly, its share price or trading volume could decline. While PubCo’s management expects research analyst coverage, if no analysts commence coverage of PubCo, the trading price and volume for PubCo Common Stock could be adversely affected.

PubCo is not expected to pay cash dividends in the foreseeable future.

PubCo does not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the PubCo Board and will depend on, among other things, applicable law, regulations, restrictions, PubCo’s and Securitize’s respective results of operations, financial condition, cash requirements, contractual restrictions, the future projects and plans of PubCo and Securitize and other factors that the PubCo Board may deem relevant. In addition, PubCo’s ability to pay dividends depends significantly on the extent to which it receives dividends from Securitize and there can be no assurance that Securitize will pay dividends. As a result, capital appreciation, if any, of PubCo Common Stock will be an investor’s sole source of gain for the foreseeable future.

Extraordinary General Meeting of CepT Shareholders

General

CEPT is furnishing this proxy statement/prospectus to CEPT Shareholders as part of the solicitation of proxies by the CEPT Board for use at the Meeting to be held on             , 2026, and at any adjournment thereof. This proxy statement/prospectus provides CEPT Shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Meeting.

Date, Time and Place

The Meeting will be held on             , 2026 at             , Eastern Time. The Meeting will be held at the offices of Hughes Hubbard & Reed LLP, One Battery Park Plaza, 10th Floor, New York, New York 10004 and virtually over the Internet by means of a live audio webcast. You will be able to attend, vote your shares and submit questions during the Meeting via a live webcast available at             .

Purpose of the Extraordinary General Meeting of CEPT Shareholders

At the Meeting, CEPT is asking CEPT Shareholders to:

•        consider and vote upon the Business Combination Proposal. A copy of the Business Combination Agreement and the amendment thereto is attached to this proxy statement/prospectus as Annex A;

•        consider and vote upon the Merger Proposal;

•        consider and vote upon each of the Organizational Documents Proposals;

•        consider and vote upon the Nasdaq Proposal; and

•        consider and vote upon the Adjournment Proposal to adjourn the Meeting to a later date or dates, if it is determined by CEPT additional time is necessary or appropriate to complete the Business Combination or for any other reason.

Recommendation of the CEPT Board

The CEPT Board has unanimously determined that the Business Combination Proposal is in the commercial interests of CEPT and the CEPT Shareholders; has unanimously approved the Business Combination Proposal; and unanimously recommends that shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” each of the Organizational Documents Proposals, “FOR” the Nasdaq Proposal and “FOR” the Adjournment Proposal, if presented.

Record Date; Issued and Outstanding Shares; CEPT Shareholders Entitled to Vote

CEPT Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned CEPT Ordinary Shares at the close of business on             , 2026, which is the Record Date for the Meeting. CEPT Shareholders are entitled to one vote at the Meeting for each CEPT Ordinary Share held as of the Record Date. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee.

As of the close of business on the Record Date, there were 30,580,000 CEPT Ordinary Shares issued and outstanding, consisting of 24,580,000 CEPT Class A Ordinary Shares and 6,000,000 CEPT Class B Ordinary Shares. Of these shares, 24,000,000 were Public Shares, with the rest being held by the Sponsor.

Quorum and Vote of CEPT Shareholders

A quorum of CEPT Shareholders is necessary to hold a valid meeting. A quorum for the Meeting consists of the holders of a majority of the then issued and outstanding CEPT Ordinary Shares (whether in person or by proxy). As of the Record Date, CEPT Shareholders holding 15,290,001 CEPT Ordinary Shares would be required to achieve a quorum at the Meeting. In addition to the CEPT Ordinary Shares held by the Sponsor, which represent approximately 21.5% of the issued and outstanding CEPT Ordinary Shares and which will count towards this quorum, CEPT will need only CEPT Shareholders holding 8,710,001 CEPT Ordinary Shares, or approximately 36.3%, of the 24,000,000 Public Shares represented in person or by proxy at the Meeting to have a valid quorum.

To pass, each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution of CEPT Shareholders, which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). To pass, the Merger Proposal requires a special resolution of CEPT Shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). CEPT Shareholders are also being asked to approve, on a non-binding advisory basis, each of the Organizational Documents Proposals. Although the CEPT Board is asking CEPT Shareholders to approve each of the Organizational Documents Proposals on the non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on each of the Organizational Documents Proposals, the PubCo Charter and the PubCo Bylaws will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved. Assuming a quorum is established, a CEPT Shareholder’s failure to vote by proxy or to vote at the Meeting will have no effect on the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the Proposals.

The Sponsor has agreed to vote its 6,580,000 CEPT Ordinary Shares, representing approximately 21.5% of the issued and outstanding CEPT Ordinary Shares, in favor of each of the Proposals. As a result, with respect to each Proposal that requires approval of CEPT Shareholders by an ordinary resolution, in addition to the Sponsor’s CEPT Ordinary Shares, CEPT would need only 8,710,001, or approximately 36.3%, of the 24,000,000 Public Shares (assuming all issued and outstanding CEPT Ordinary Shares are voted at the Meeting) and only 1,065,001, or approximately 4.4%, of the 24,000,000 Public Shares (assuming a minimum number of CEPT Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposals that require approval of CEPT Shareholders by a special resolution, in addition to the Sponsor’s CEPT Ordinary Shares, CEPT would need only 13,806,667, or approximately 57.5%, of the 24,000,000 Public Shares (assuming all issued and outstanding CEPT Ordinary Shares are voted at the Meeting) and only 3,613,334, or approximately 15.1%, of the 24,000,000 Public Shares (assuming a minimum number of CEPT Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted in favor of such Proposals in order to have such Proposals approved.

Voting Your CEPT Ordinary Shares

Each CEPT Ordinary Share that you own in your name entitles you to one vote. Your proxy card shows the number of CEPT Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the CEPT Ordinary Shares you beneficially own are properly counted.

Voting Your CEPT Ordinary Shares — Shareholders of Record

There are three ways to vote your CEPT Ordinary Shares at the Meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your CEPT Ordinary Shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your CEPT Ordinary Shares will be voted as recommended by the CEPT Board “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” each of the Organizational Documents Proposals, “FOR” the Nasdaq Proposal and “FOR” the Adjournment Proposal, if presented. Votes received after a matter has been voted upon at the Meeting will not be counted.

You Can Vote By Internet.    CEPT Shareholders who have received a copy of the proxy card by mail may be able to vote over the Internet by visiting              and entering the voter control number included on your proxy card. You may vote by Internet until the polls are closed on the date of the Meeting.

You Can Attend Meeting and Vote.    If you attend the Meeting, you may submit your vote at the Meeting, in which case any proxy that you have given will be revoked and only the vote you cast at the Meeting will be counted.

Voting Your Shares — Beneficial Owners

If your CEPT Ordinary Shares are registered in the name of your broker, bank or other agent, you are the “beneficial owner” of those CEPT Ordinary Shares and those CEPT Ordinary Shares are considered as held in “street name.” If you are a beneficial owner of CEPT Ordinary Shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from CEPT. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your CEPT Ordinary Shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided. To vote yourself at the Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form.

After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit proof of your legal proxy reflecting the number of your CEPT Ordinary Shares along with your name and email address to CST. Requests for registration should be directed via e-mail to proxy@continentalstock.com or via telephone to (917) 262-2373. Written requests can be mailed to:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attn: Proxy Department
Email: proxy@continentalstock.com

Requests for registration must be labelled as “Legal Proxy” and be received no later than 10:00 a.m., Eastern Time, on             , 2026.

You will receive a confirmation of your registration by email after CEPT receives your registration materials. You may attend the Meeting by visiting             . You will also need a voter control number included on your proxy card in order to be able to vote your CEPT Ordinary Shares or submit questions during the Meeting. Follow the instructions provided to vote. CEPT encourages you to access the Meeting prior to the start time leaving ample time for the check in.

Share Ownership of and Voting by CEPT Sponsor, Directors and Officers

The Sponsor has agreed to vote its 6,580,000 CEPT Ordinary Shares, representing approximately 21.5% of the issued and outstanding CEPT Ordinary Shares, in favor of each of the Proposals. As a result, with respect to each Proposal that requires approval of CEPT Shareholders by an ordinary resolution, in addition to the Sponsor’s CEPT Ordinary Shares, CEPT would need only 8,710,001, or approximately 36.3%, of the 24,000,000 Public Shares (assuming all issued and outstanding CEPT Ordinary Shares are voted at the Meeting) and only 1,065,001, or approximately 4.4%, of the 24,000,000 Public Shares (assuming a minimum number of CEPT Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposals that require approval of CEPT Shareholders by a special resolution, in addition to the Sponsor’s CEPT Ordinary Shares, CEPT would need only 13,806,667, or approximately 57.5%, of the 24,000,000 Public Shares (assuming all issued and outstanding CEPT Ordinary Shares are voted at the Meeting) and only 3,613,334, or approximately 15.1%, of the 24,000,000 Public Shares (assuming a minimum number of CEPT Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted in favor of such Proposals in order to have such Proposals approved.

Attending the Meeting

The Meeting will be held on            , 2026, at            a.m., Eastern Time. The Meeting will be held at the offices of Hughes Hubbard & Reed LLP, One Battery Park Plaza, 10th Floor, New York, New York 10004 and virtually over the Internet by means of a live audio webcast. You will be able to attend, vote your shares and submit questions during the Meeting via a live webcast available at            .

You or your proxyholder will be able to attend and vote at the Meeting by visiting            and using a control number assigned by CST. To register and receive access to the Meeting, registered shareholders and beneficial owners (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. You will need the voter control number included on your proxy card in order to be able to vote your shares or submit questions during the Meeting. If you do not have a voter control number, you will be able to listen to the Meeting only and you will not be able to vote or submit questions during the Meeting.

Revoking Your Proxy

If you are a CEPT Shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may enter a new vote by Internet or telephone;

•        you may send a later-dated, signed proxy card to CEPT, 110 East 59th Street, New York, New York 10022, Attn: Secretary, so that it is received by CEPT’s Secretary on or before the Meeting; or

•        you may attend the Meeting via the live webcast noted above, revoke your proxy, and vote virtually, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a CEPT Shareholder and have any questions about how to vote or direct a vote in respect of your CEPT Ordinary Shares, you may call CEPT’s proxy solicitor,            , at            or banks and brokers can call at            .

Redemption Rights

Pursuant to the CEPT Memorandum and Articles, any holders of Public Shares may demand that such Public Shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account (less taxes payable), calculated as of two (2) business days prior to the Closing. If a demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the CEPT IPO (calculated as of two (2) business days prior to the Closing, including interest earned on the funds held in the Trust Account and not previously released to CEPT to pay its taxes). For illustrative purposes, based on funds in the Trust Account of approximately $244.1 million as of September 30, 2025, the estimated per share redemption price would have been approximately $10.32 (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPT’s estimate of the amount that may be withdrawn to pay applicable taxes).

In order to exercise your redemption rights, you must:

•        prior to 5:00 p.m., Eastern Time, on            , 2026 (two (2) business days before the Meeting), tender your Public Shares physically or electronically and submit a request in writing that CEPT redeem your Public Shares for cash to CST, CEPT’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

•        In your request to CST for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other Public Shareholder; and

•        deliver your Public Shares either physically or electronically through DTC to CST at least two (2) business days before the Meeting. Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from CST and time to effect delivery. It is CEPT’s understanding that Public Shareholders should generally allot at least two weeks to obtain physical certificates from Continental. However, CEPT does not have any control over this process and it may take longer than two weeks. Public Shareholders who hold their Public Shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your Public Shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to CST) and thereafter, with CEPT’s consent, until the consummation of the Business Combination. If you delivered your Public Shares for redemption to CST and decide within the required timeframe not to exercise your redemption rights, you may request that CST return your Public Shares (physically or electronically). You may make such request by contacting CST at the phone number or address listed above.

Prior to exercising redemption rights, Public Shareholders should verify the market price of CEPT Class A Ordinary Shares, as they may receive greater proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the per share redemption price. There can be no assurances that you will be able to sell your Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in CEPT Class A Ordinary Shares when you wish to sell your Public Shares.

If you exercise your redemption rights, your Public Shares will cease to be outstanding immediately prior to the consummation of the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of PubCo, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

Notwithstanding the foregoing, the CEPT Memorandum and Articles provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares in the aggregate, without the prior consent of CEPT.

In connection with the CEPT IPO, the Sponsor and CEPT’s officers and directors agreed to waive any redemption rights with respect to any CEPT Ordinary Shares held by them in connection with the completion of the Business Combination. Such waivers are standard in transactions of this type and the Sponsor and CEPT’s officers and directors did not receive separate consideration for the waiver.

Appraisal Rights

No appraisal or dissenters’ rights are available to CEPT Shareholders in connection with the ordinary resolution to approve the Business Combination Proposal. Under the Cayman Act, minority shareholders have a right to dissent to a merger and if they so dissent, they are entitled to be paid the fair value of their shares, which if necessary, may ultimately be determined by the court. Therefore, CEPT Class A Record Holders have a right to dissent to the CEPT Merger. Please see the section titled “The Merger Proposal — Appraisal or Dissenters’ Rights” for additional information.

In addition, Public Shareholders are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the redemption proceeds payable to Public Shareholders who exercise such redemption rights will represent the fair value of those shares. For a discussion about the Public Shareholders’ redemption rights, please see “Extraordinary General Meeting of CEPT Shareholders — Redemption Rights.”

Proxy Solicitation Costs

CEPT is soliciting proxies on behalf of the CEPT Board. This solicitation is being made by mail but also may be made by telephone, on the Internet or in person. CEPT and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. CEPT will file with the SEC all scripts and other electronic communications as proxy soliciting materials. CEPT will bear the cost of the solicitation.

CEPT has hired            to assist in the proxy solicitation process. CEPT will pay            a fee of $        , plus disbursements of its expenses in connection with services relating to the Meeting.

CEPT will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. CEPT will reimburse them for their reasonable expenses.

Material U.S. Federal Income Tax Considerations

The following description addresses the material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of Public Shares of the CEPT Merger, the exercise of redemption rights, and with respect to Non-U.S. Holders (as defined below), the ownership and disposition of PubCo Common Stock after the CEPT Merger. This discussion, as well as the opinion of Hughes Hubbard & Reed LLP described below, is based on the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder (“Treasury Regulations”), and judicial and administrative interpretations thereof, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

For purposes of this description, a “U.S. Holder” means a beneficial owner of Public Shares that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner (other than a partnership or entity or arrangement treated as a partnership for U.S. federal income tax purposes) of Public Shares that is not a U.S. Holder.

This description does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances or status. In particular, this description considers only holders that hold Public Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This description does not address the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        individual retirement or other tax-deferred accounts;

•        regulated investment companies;

•        real estate investment trusts;

•        specified expatriates or former long-term residents of the United States;

•        persons that hold Public Shares as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

•        persons that acquired our securities pursuant to an exercise of employee share options or upon payout of a restricted stock unit, in connection with employee share incentive plans or otherwise as compensation;

•        foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulations Section 1.367(b)-3(b)(1)(ii);

•        persons whose functional currency is not the U.S. dollar;

•        controlled foreign corporations;

•        passive foreign investment companies;

•        persons who actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares (except as specifically provided below); or

•        the Sponsor or its affiliates.

This description does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as described herein, any tax reporting obligations of a holder of Public Shares. This discussion does not consider the tax treatment of partnerships (or any entities or arrangements characterized as partnerships for U.S. federal income tax purposes) or persons who hold our stock through such entities or arrangements. If a partnership (or any entity or arrangement characterized as a partnership for U.S. federal income tax purposes) holds Public Shares, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Public Shares and persons that are treated as partners of such partnerships are urged to consult with their tax advisors as to the particular U.S. federal income tax consequences of the CEPT Merger or an exercise of redemption rights to them. We have not and do not intend to seek any rulings from the IRS regarding the CEPT Merger or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF PUBLIC SHARES MAY BE AFFECTED BY MATTERS NOT DESCRIBED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. WE URGE BENEFICIAL OWNERS OF PUBLIC SHARES TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE CEPT MERGER AND OWNING AND DISPOSING OF PUBLIC SHARES AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Holders

Tax Consequences of the CEPT Merger to U.S. Holders

The U.S. federal income tax consequences of the CEPT Merger will depend primarily upon whether the CEPT Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code. Under Section 368(a)(1)(F) of the Code, a reorganization includes a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the CEPT Merger, CEPT will merge with and into SPAC Merger Sub, a disregarded entity for U.S. federal income tax purposes, with SPAC Merger Sub surviving as a wholly-owned subsidiary of PubCo.

It is intended that the CEPT Merger qualify as an F Reorganization. CEPT has received an opinion from Hughes Hubbard & Reed LLP to the effect that, subject to the limitations and qualifications set forth therein and in the registration statement, the CEPT Merger should qualify as an F Reorganization (the “CEPT Merger Tax Opinion”). However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a corporation holding only investment-type assets, such as CEPT, this result is not entirely clear. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the CEPT Merger Tax Opinion or that a court would not sustain such a challenge.

The CEPT Merger Tax Opinion is based upon representations, warranties and covenants provided by CEPT, PubCo and other relevant parties and certain assumptions, all of which must continue to be true and accurate as of the effective time of the CEPT Merger. In addition, the CEPT Merger Tax Opinion is subject to certain qualifications and limitations as set forth in the CEPT Merger Tax Opinion. If any of the assumptions, representations or covenants on which the CEPT Merger Tax Opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with or there is a subsequent change in applicable law, the validity of the CEPT Merger Tax Opinion may be adversely affected and the tax consequences of the CEPT Merger could differ from those described herein.

Assuming the CEPT Merger qualifies as an F Reorganization, U.S. Holders of Public Shares generally should not recognize gain or loss for U.S. federal income tax purposes on the CEPT Merger, except as provided below under the caption headings “— Effects of Section 367 on U.S. Holders” and “— PFIC Considerations,” and the CEPT Merger should be treated for U.S. federal income tax purposes as if CEPT (i) transferred all of its assets and liabilities to PubCo in exchange for all of the outstanding PubCo Common Stock, and (ii) then distributed such PubCo Common Stock to CEPT Shareholders in liquidation of CEPT. The taxable year of CEPT will end on the date of the CEPT Merger.

Assuming the CEPT Merger qualifies as an F Reorganization and subject to the PFIC rules described below: (i) the tax basis of a share of PubCo Common Stock received by a U.S. Holder in the CEPT Merger will equal the U.S. Holder’s tax basis in the Public Share exchanged therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of PubCo Common Stock received by a U.S. Holder will include such U.S. Holder’s holding period for the Public Share exchanged therefor. U.S. Holders who hold different blocks of Public Shares (generally, shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

If the CEPT Merger fails to qualify as an F Reorganization, subject to the PFIC rules described in further detail below, a U.S. Holder generally would recognize gain or loss with respect to its Public Shares in an amount equal to the difference, if any, between the fair market value of the shares of PubCo Common Stock received in the CEPT Merger and the U.S. Holder’s adjusted tax basis in its Public Shares exchanged therefor. In such event, such U.S. Holder’s basis in the shares of PubCo Common Stock would be equal to their respective fair market values on the date of the CEPT Merger and such U.S. Holder’s holding period for PubCo Common Stock would begin on the day following the date of the CEPT Merger. The remainder of this discussion assumes that the CEPT Merger will qualify as an F Reorganization.

PFIC Considerations

In addition to the discussion under the heading “— Effects of Section 367 on U.S. Holders” below, the CEPT Merger could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

Definition of a PFIC

A non-U.S. corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least 25% of the shares by value, is passive income (the “gross income test”) or (b) at least 50% of its assets in a taxable year, generally determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income (the “asset test”). Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by CEPT would be considered to be passive income and cash held by CEPT would be considered to be a passive asset. The determination of whether a foreign corporation is a PFIC is made annually. Based upon the composition of its income and assets, CEPT believes that it would likely be considered a PFIC for its current (and its prior) taxable years.

Consequences if CEPT is a PFIC.

If CEPT is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of the Public Shares and, in the case of the Public Shares, such U.S. Holder did not make a timely qualified electing fund election (“QEF Election”) for CEPT’s first taxable year as a PFIC in which such U.S. Holder held such Public Shares (or a QEF Election along with a “purging election”) or did not make a timely mark-to-market election (a “MTM election”) as discussed below, then as described below, such U.S. Holder generally will be subject to special rules with respect to: (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Public Shares; and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Public Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Public Shares).

Under these rules:

•        the U.S. Holder’s gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Public Shares;

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which CEPT is a PFIC, would be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax would be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the CEPT Merger (discussed under the heading “— Effects of Section 367 on U.S. Holders” below) would generally be treated as gain subject to these rules.

Effects of PFIC Rules on the CEPT Merger

Even if the CEPT Merger qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person that disposes of stock of a PFIC must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those proposed Treasury Regulations may require taxable gain recognition by a U.S. Holder with respect to its exchange of Public Shares for shares of PubCo Common Stock in the CEPT Merger to the extent their Public Shares have a fair market value in excess of their tax basis if (i) CEPT were classified as a PFIC at any time during such U.S. Holder’s holding period in such Public Shares and (ii) the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such Public Shares or in which CEPT was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) an MTM election (as defined below) with respect to such Public Shares.

Any such gain would generally be treated as an “excess distribution” made in the year of the CEPT Merger and subject to the special tax and interest charge rules discussed above.

It is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted and how any such Treasury Regulations would apply. Therefore, U.S. Holders that have not made a timely QEF Election (or a QEF Election along with a purging election) or a MTM election (each as described below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the CEPT Merger with respect to their Public Shares in the manner set forth above.

Any gain recognized by a U.S. Holder of Public Shares as a result of the CEPT Merger pursuant to the PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.

ALL U.S. HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE POTENTIAL EFFECTS OF THE PFIC RULES ON THE CEPT MERGER, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of Public Shares if CEPT is classified as a PFIC will depend on whether the U.S. Holder has made a timely and effective election to treat CEPT as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of such Public Shares during which CEPT qualified as a PFIC or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. One type of purging election creates a deemed sale of the U.S. Holder’s Public Shares at their fair market value at the beginning of the year for which the election is made and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would have a new basis and holding period in its Public Shares. U.S. Holders are urged to consult with their tax advisors as to the application of the rules governing purging elections to their particular circumstances (including a potential separate “deemed dividend” purging election).

A U.S. Holder that makes a QEF Election is required to include in income on an annual basis its share of the PFIC’s net capital gain and ordinary earnings, if any, whether or not such amounts are actually distributed. A U.S. Holder’s ability to make a QEF Election (or a QEF Election along with a purging election) with respect to CEPT is contingent upon, among other things, the provision by CEPT or PubCo (as successor to CEPT) of a “PFIC Annual Information Statement” to such U.S. Holder. As part of the Business Combination Agreement, PubCo agreed to use reasonable best efforts to provide such information and intends to do so.

The impact of the PFIC rules on a U.S. Holder of Public Shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value (such election, a “MTM election”). No assurance can be given that the Public Shares are considered to be marketable stock for purposes of the MTM election or whether the other requirements of this election are satisfied. If an MTM Election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed above. Instead, in general, such U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Public Shares at the end of its taxable year over its adjusted tax basis in its Public Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Public Shares over the fair market value of its Public Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM election). The U.S. Holder’s basis in its Public Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Public Shares will be treated as ordinary income. However, if the MTM election is not made by the U.S. Holder for the first taxable year of its holding period for the Public Shares, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Public Shares, including in connection with the CEPT Merger.

THE RULES ADDRESSING PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Effects of Section 367 to U.S. Holders

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including an in-bound F Reorganization, such as the CEPT Merger. When it applies, Section 367 of the Code imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the CEPT Merger.

A. U.S. Holders Who Own 10% or More of the Voting Power or Value of CEPT

A U.S. Holder who, on the date of the CEPT Merger, beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of CEPT stock entitled to vote or 10% or more of the total value of all classes of CEPT stock (a “10% U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulations Section 1.367(b)-2(d)) attributable to the Public Shares it directly owns. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power or value of CEPT and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Public Shares is the net positive earnings and profits of CEPT attributable to its Public Shares (as determined under Treasury Regulations Section 1.367(b)-2) but without regard to any gain that would be realized on a sale or exchange of such Public Shares. However, any such 10% U.S. Shareholder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code.

Treasury Regulations under Section 367 of the Code provide that all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period in which the shareholder held the block of stock.

CEPT does not expect to have significant, if any, cumulative net earnings and profits on the date of the CEPT Merger. If CEPT’s cumulative net earnings and profits through the date of the CEPT Merger is less than or equal to zero, then a 10% U.S. Shareholder should not be required to include in gross income the all earnings and profits amount with respect to its Public Shares. If CEPT’s cumulative net earnings and profits are greater than zero, then a 10% U.S. Shareholder would be required to include all of its earnings and profits amount in income as a deemed dividend under Treasury Regulations under Section 367 of the Code as a result of the CEPT Merger.

B. U.S. Holders Whose Public Shares Have a Fair Market Value of $50,000 or More But Who Are Not 10% U.S. Shareholders

Subject to the PFIC discussion above, a U.S. Holder who, on the date of the CEPT Merger, beneficially owns (directly, indirectly or constructively) Public Shares with a fair market value of $50,000 or more but is not a 10% U.S. Holder will recognize gain (but not loss) with respect to the CEPT Merger unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below.

Such holder generally must recognize gain (but not loss) with respect to the shares of PubCo Common Stock received in the CEPT Merger in an amount equal to the excess of the fair market value of the shares of PubCo Common Stock received over the U.S. Holder’s adjusted tax basis in the Public Shares deemed surrendered in the CEPT Merger.

As an alternative to recognizing any gain as described in the preceding paragraph, such a U.S. Holder may elect to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Public Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

i.       a statement that the CEPT Merger is a Section 367(b) exchange;

ii.      a complete description of the CEPT Merger;

iii.     a description of any stock, securities or other consideration transferred or received in the CEPT Merger;

iv.      a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

v.       a statement that the U.S. Holder is making the election and that includes (A) a copy of the information that the U.S. Holder received from CEPT establishing and substantiating the “all earnings and profits amount” with respect to the U.S. Holder’s Public Shares, and (B) a representation that the U.S. Holder has notified CEPT that the U.S. Holder is making the election; and

vi.     certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder; provided that if CEPT has never had earnings and profits, a U.S. Holder may, in lieu of the information described in clauses (iv) through (vi) above, provide a statement from PubCo that CEPT never had any earning and profits.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the taxable year in which the CEPT Merger occurs, and the U.S. Holder must send notice of making the election to CEPT no later than the date such tax return is filed. In connection with this election, CEPT may in its discretion provide each U.S. Holder eligible to make such an election with information regarding CEPT’s earnings and profits upon request.

CEPT does not expect to have significant, if any, cumulative earnings and profits through the date of the CEPT Merger and if that proves to be the case, U.S. Holders who make this election are not expected to have a significant income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that CEPT had positive earnings and profits through the date of the CEPT Merger, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its Public Shares, and thus could be required to include that amount in income as a deemed dividend under applicable Treasury Regulations as a result of the CEPT Merger.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.

C. U.S. Holders that Own Public Shares with a Fair Market Value of Less Than $50,000

Subject to the “— PFIC Considerations” discussion above, a U.S. Holder who, on the date of the CEPT Merger, beneficially owns (actually or constructively) Public Shares with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the CEPT Merger, and generally should not be required to include any part of the all earnings and profits amount in income. All U.S. Holders are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Tax Consequences to U.S. Holders That Elect to Have Their Public Shares Redeemed for Cash

The U.S. federal income tax treatment to a U.S. Holder of Public Shares that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its Public Shares will depend on whether the redemption qualifies as a sale of Public Shares under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. Subject to the “— PFIC Considerations” discussion above, if the redemption qualifies as a sale of such U.S. Holder’s shares of Public Shares, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in Public Shares redeemed.

Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of Public Shares treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder described in the following paragraph) relative to all of CEPT’s shares issued and outstanding both before and after such redemption. A redemption of Public Shares generally will be treated as a sale of the Public Shares (rather than as a corporate distribution) if such redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in CEPT or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only Public Shares actually owned by the U.S. Holder, but also shares of Public Shares that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option.

In order for a redemption to meet the substantially disproportionate test, the percentage of CEPT’s issued and outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the redemption of Public Shares must, among other requirements, be less than 80% of the percentage of CEPT’s issued and outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption. Prior to the Business Combination, the Public Shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the Public Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of such shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other Public Shares. The redemption of the Public Shares will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in CEPT. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in CEPT will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation that exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption of any Public Shares.

If none of the foregoing tests are satisfied, then the redemption of any Public Shares will be treated as a corporate distribution. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of CEPT’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other Public Shares (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis of the U.S. Holder in Public Shares redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining Public Shares, or if it has none, possibly to such U.S. Holder’s adjusted tax basis in other shares constructively owned by it.

Because the redemption of U.S. Holders that exercise redemption rights will occur prior to the CEPT Merger, U.S. Holders exercising redemption rights should not be subject to the potential tax consequences of Section 367(b) of the Code as a result of the CEPT Merger, but will be subject to the potential tax consequences of CEPT likely being treated as a PFIC.

U.S. Holders who actually or constructively own five percent or more of shares of CEPT (by vote or value) may be subject to special reporting requirements with respect to a redemption of Public Shares, and such holders are urged to consult with their own tax advisors with respect to their reporting requirements.

ALL U.S. HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR PUBLIC SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Non-U.S. Holders

Tax Consequences of the CEPT Merger to Non-U.S. Holders

The CEPT Merger should not result in any U.S. federal income tax consequences to Non-U.S. Holders.

Tax Consequences for Non-U.S. Holders of Owning and Disposing of Shares of PubCo Common Stock

Distributions on Shares of PubCo Common Stock

Distributions of cash or property to a Non-U.S. Holder in respect of shares of PubCo Common Stock received in the CEPT Merger will constitute dividends for U.S. federal income tax purposes to the extent paid from PubCo’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds PubCo’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in shares of PubCo Common Stock. Any remaining excess will be treated as capital gain and will be treated as described below under “— Gain on Disposition of Shares of PubCo Common Stock.”

Generally, dividends paid to a Non-U.S. Holder will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are generally not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (usually by providing an IRS Form W-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Shares of PubCo Common Stock

Any gain realized by a Non-U.S. Holder on the taxable sale or disposition of shares of PubCo Common Stock will generally not be subject to U.S. federal income tax unless:

•        the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Holder);

•        the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•        PubCo is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and, generally, in the case where shares of PubCo Common Stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, or is deemed to have owned, more than 5% of such shares, as applicable, at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the shares disposed of. There can be no assurance that shares of PubCo Common Stock will be treated as regularly traded on an established securities market for this purpose.

An individual Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed a U.S. federal income tax return with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

PubCo does not believe it is and does not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. However, the determination as to whether PubCo is or will become a “United States real property holding corporation” will not be made until a future tax year, and there can be no assurance that PubCo will not become such a corporation in the future. If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such Non-U.S. holder on the sale, exchange or other disposition of PubCo Common Stock will be subject to tax at generally applicable U.S. federal income tax rates.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of PubCo Common Stock. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a Non-U.S. Holder will generally be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished by such Non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including shares of PubCo Common Stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of PubCo Common Stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of shares of PubCo Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their ownership of shares of PubCo Common Stock.

The Business Combination

On October 27, 2025, CEPT, PubCo, Securitize, SPAC Merger Sub and Company Merger Sub entered into the Business Combination Agreement pursuant to which they agreed to effect the Business Combination on the terms set forth therein and as is described in this proxy statement/prospectus. CEPT Shareholders are being asked to vote to approve the Business Combination Agreement and the Business Combination. The Business Combination Agreement provides that, among other things: (i) CEPT will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving entity in the CEPT Merger, and with (a) CEPT Shareholders holding CEPT Class B Ordinary Shares receiving one CEPT Class A Ordinary Share for each CEPT Class B Ordinary Share held by such CEPT Shareholder immediately prior to the CEPT Merger (other than the Surrendered CEPT Shares), and (b) immediately thereafter, with CEPT Shareholders holding CEPT Class A Ordinary Shares receiving one share of PubCo Common Stock for each CEPT Class A Ordinary Share held by such CEPT Shareholder at the time of the CEPT Merger (other than any Public Shares for which a Public Shareholder has made a valid redemption request in accordance with the CEPT Memorandum and Articles and the CEPT IPO Prospectus), and (ii) at least two (2) hours after the CEPT Merger, Company Merger Sub will merge with and into Securitize, with Securitize continuing as the surviving entity in the Securitize Merger, and with Securitize Stockholders receiving shares of PubCo Common Stock in exchange for their Securitize Shares. To effect the Mergers and other transactions contemplated by the Business Combination Agreement, prior to Closing, CEPT incorporated Company Merger Sub on October 23, 2025 and Securitize incorporated SPAC Merger Sub on October 22, 2025, in each case solely for the purpose of effectuating the Business Combination and the Mergers.

Immediately following completion of the Mergers and the other transactions contemplated by the Business Combination Agreement, SPAC Merger Sub and Securitize will become wholly owned subsidiaries of PubCo and PubCo will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

Contemporaneously with the execution of the Business Combination Agreement, on October 27, 2025, PubCo, CEPT and Securitize entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPT Merger, 22,500,000 PIPE Shares at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $225 million. The PIPE Investors are permitted under the PIPE Subscription Agreements to satisfy their commitments thereunder through the purchase of CEPT Class A Ordinary Shares on the public market, subject to certain restrictions set forth therein.

Contemporaneously with the execution of the Business Combination Agreement, on October 27, 2025, CEPT, PubCo, Securitize and certain Securitize Stockholders entered into the Shareholder Support Agreement, pursuant to which, among other things, the Securitize Stockholders agreed to take certain actions, and refrain from taking certain actions, as further described below.

Contemporaneously with the execution of the Business Combination Agreement, on October 27, 2025, CEPT, PubCo and the Sponsor entered into the Sponsor Support Agreement, pursuant to which, among other matter described below, the Sponsor agreed to surrender the Surrendered CEPT Shares immediately prior to the closing of the CEPT Merger, for no consideration, and to subject the Sponsor Earnout Shares to vesting and potential forfeiture (and related transfer restrictions) after the Closing based on an earnout during the Earnout Period, as described below.

Contemporaneously with the Closing, CEPT, PubCo, the Sponsor, and certain Securitize Stockholders will enter into the Amended and Restated Registration Rights Agreement, pursuant to which PubCo will (i) assume the registration obligations of CEPT under such registration rights agreement, with such rights applying to the shares of PubCo Common Stock and (ii) provide registration rights with respect to the resale of shares of PubCo Common Stock held by the Sponsor and the Securitize Stockholders party thereto.

Contemporaneously with the Closing, the Securitize Stockholders will enter into the Lock-Up Agreements with PubCo, pursuant to which the Securitize Stockholders will agree that the Restricted Securities will be locked-up and subject to transfer restrictions subject to certain exceptions, as further described below. Upon the completion of the Business Combination and the consummation of the PIPE Investment, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares in connection with the Business Combination, that all PIPE Investors fund their commitments in their PIPE Subscription Agreements in cash, and that the Sponsor Loan, the Sponsor Note, and any other amounts owing from CEPT to the Sponsor are repaid in cash, (i) Public Shareholders, (ii) the PIPE Investors, (iii) the Sponsor and its Affiliates, (iv) the directors and officers of CEPT, and (v) the Securitize Stockholders, in each case, will own approximately 14.1%, 13.1%, 3.8%, 0% and 69.0% of the issued and outstanding shares of PubCo Common Stock, respectively.

The price per share of PubCo Common Stock is $10.00 per share for (i) Public Shareholders, (ii) the PIPE Investors, (iii) the Sponsor and its Affiliates, (iv) the directors and officers of CEPT, and (v) the Securitize Stockholders.

The aggregate value of the total consideration that the Sponsor and its Affiliates will receive at the Closing, comprising shares of PubCo Common Stock valued at $10.00 per share (in exchange for the CEPT Ordinary Shares currently held by the Sponsor), cash fees to be paid to CF&Co., an affiliate of the Sponsor, as further described herein and the repayment of amounts owing to the Sponsor is approximately $99.0 million, assuming that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, all Sponsor Earnout Shares are earned and not forfeited, the Sponsor Loan is fully drawn (for a maximum amount of $1,750,000) but no other amounts are owing from CEPT to the Sponsor, and that all PIPE Investors fund (or are deemed to have funded) their commitments in their PIPE Subscription Agreements.

The aggregate value of the total consideration that Securitize Common Stockholders will receive at the Closing, comprising shares of PubCo Common Stock valued at $10.00 per share (in exchange for the Securitize Class A Common Stock to be held by Securitize Stockholders immediately prior to the consummation of the Securitize Merger), is approximately $444,000,000. The aggregate value of the total consideration that Securitize Preferred Stockholders will receive at the Closing, comprising shares of PubCo Common Stock valued at $10.00 per share (in exchange for the Securitize Preferred Stock to be held by Securitize Preferred Stockholders immediately prior to the consummation of the Securitize Merger), is approximately $738,500,000.

The Business Combination Agreement

The following is a summary of the material terms of the Business Combination Agreement. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Business Combination Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about CEPT, PubCo or Securitize. The following description does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement. You should refer to the full text of the Business Combination Agreement for details of the Business Combination and the terms and conditions of the Business Combination Agreement. Any defined terms used in this summary but not defined in this summary or in the section entitled “— Certain Defined Terms” will have the meanings set forth in the Business Combination Agreement.

The Business Combination Agreement contains representations and warranties that CEPT, PubCo and Securitize have made to one another (and to SPAC Merger Sub and Company Merger Sub (who, with CEPT, PubCo and Securitize, are sometimes referred to individually as a “Party” and, collectively, as the “Parties”)) as of specific dates. These representations and warranties have been made for the benefit of the other Parties to the Business Combination Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the Parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the Parties in connection with signing the Business Combination Agreement. While CEPT, PubCo and Securitize do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed (including in this proxy statement/prospectus), the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Business Combination Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about CEPT, PubCo or Securitize (or about any other persons in respect of whom CEPT, PubCo or Securitize provide representations and warranties in the Business Combination Agreement (such as the Securitize Entities (as defined below) other than Securitize)), because they were made as of specific dates, may be intended merely as a risk allocation mechanism among the Parties to the Business Combination Agreement and are modified by the disclosure schedules.

General; Structure of the Business Combination; Closings

CEPT Merger

At the time on the date of Closing when the CEPT Plan of Merger is registered by the Registrar of Companies of the Cayman Islands in accordance with the Cayman Companies Act (or such other time as specified in the CEPT Plan of Merger) (such time, the “CEPT Merger Effective Time”), CEPT and SPAC Merger Sub will consummate the CEPT Merger whereby CEPT will merge with and into SPAC Merger Sub, the separate existence of CEPT will cease and SPAC Merger Sub (hereinafter sometimes referred to in this proxy statement/prospectus as the “CEPT Surviving Subsidiary”) will continue as the surviving company of the CEPT Merger and will become a wholly owned subsidiary of PubCo.

Conversion/Exchange of Securities

At the CEPT Merger Effective Time, by virtue of the CEPT Merger and without any action on the part of any Party to the Business Combination Agreement:

•        first, immediately prior to the CEPT Merger Effective Time, each then-issued and outstanding CEPT Class B Ordinary Share (other than the Surrendered CEPT Shares and treasury shares) will automatically convert into one (1) CEPT Class A Ordinary Share in accordance with the CEPT Memorandum and Articles and the Sponsor Support Agreement;

•        second, each issued and outstanding CEPT Class A Ordinary Share (other than (x) treasury shares, (y) Public Shares in respect of which Public Shareholders have validly exercised their rights of redemption in accordance with the CEPT Memorandum and Articles and the CEPT IPO Prospectus and (z) CEPT Dissenting Shares) will be automatically converted into one (1) share of PubCo Common Stock; and

•        each ordinary share of SPAC Merger Sub issued and outstanding will be converted into an equal number of ordinary shares, par value $0.0001, of CEPT Surviving Subsidiary, held by PubCo.

At, or immediately prior to, the CEPT Merger Effective Time, each issued and outstanding Public Share in respect of which the holder thereof has validly exercised redemption rights pursuant to and in accordance with the CEPT Memorandum and Articles and the CEPT IPO Prospectus (and not waived, withdrawn or otherwise lost such rights) will be cancelled, and those CEPT Shareholders will only have the right to receive a pro rata share of the redemption amount payable in accordance with the CEPT Memorandum and Articles.

To the extent there are CEPT Shareholders who have properly exercised dissenters’ rights for their CEPT Class A Ordinary Shares in accordance with the Cayman Act, such CEPT Dissenting Shares will be automatically cancelled and holders of CEPT Dissenting Shares will only have the right to be paid by CEPT the fair value of such CEPT Dissenting Shares and other rights provided under applicable law. Pursuant to the Sponsor Support Agreement, the Sponsor waived and agreed not to exercise or assert any dissenters’ rights under the Cayman Act in connection with the CEPT Merger and the Business Combination Agreement.

If there are any CEPT Ordinary Shares that are owned by CEPT as treasury shares immediately prior to the CEPT Merger Effective Time, such treasury shares will be automatically cancelled and will cease to exist without any conversion or payment.

Distribution of Ownership Interests in Company Merger Sub

Following completion of the CEPT Merger but prior to the Securitize Merger, CEPT Surviving Subsidiary will distribute one hundred percent (100%) of its ownership interests in Company Merger Sub (representing all of the ownership interests in Company Merger Sub outstanding at such time) to PubCo (the “Company Merger Sub Distribution”). As a result of the Company Merger Sub Distribution, Company Merger Sub will be a direct wholly owned subsidiary of PubCo before the Securitize Merger occurs.

Securitize Merger

Following the completion of the CEPT Merger and the Company Merger Sub Distribution, and at least two (2) hours after the CEPT Merger Effective Time, at the time on the date of Closing when the Certificate of Merger has been duly accepted for filing by the Delaware Secretary of State in accordance with the DGCL, or such other time as specified in the Certificate of Merger that is at least two (2) hours after the completion of the CEPT Merger (such time, the “Securitize Merger Effective Time” and together with the CEPT Merger Effective Time, the “Effective Time”), Securitize and Company Merger Sub will effect the Securitize Merger whereby Company Merger Sub will merge with and into Securitize, with Securitize continuing as the surviving corporation and a direct wholly owned subsidiary of PubCo.

Immediately prior to the Securitize Merger Effective Time, pursuant to the organizational documents of Securitize and the Securitize Written Consent, each share of Securitize Preferred Stock that is issued and outstanding as of such time will be automatically converted into one share of Securitize Common Stock (the “Preferred Stock Conversion”).

Conversion/Exchange of Securities

At the Securitize Merger Effective Time, by virtue of the Securitize Merger and without any further action on the part of any Party to the Business Combination Agreement:

Securitize Common Stock

•        each share of Securitize Common Stock issued and outstanding as of the Securitize Merger Effective Time (determined according to the inclusions and exclusions noted immediately below) will be automatically canceled and cease to exist in exchange for the right to receive the following (the “Per Share Merger Consideration”):

•        a number of shares of PubCo Common Stock equal to (calculated as the quotient (expressed as a number) (a) an equity value equal to $1.25 billion, subject to adjustments as set forth in the Business Combination Agreement, divided by (b) the total number of issued and outstanding shares of Securitize Common Stock as of immediately prior to the Securitize Merger Effective Time, determined on a fully-diluted basis as set forth in the Business Combination Agreement, divided by (c) $10.00 (such quotient, the “Securitize Exchange Ratio”)), which Securitize Exchange Ratio, based on assumptions made by the Parties in connection with the execution of the Business Combination Agreement, was expected to be approximately 4.615; and

•        the right to receive their Stockholder Earnout Portion (as defined below) of the Securitize Earnout Shares, to the extent the Securitize Earnout Shares are issued pursuant to and in accordance with the terms described below under the section titled “The Business Combination Proposal — General; Structure of the Business Combinations; Closings — Securitize Earnout Shares”;

•        for purposes of receiving the Per Share Merger Consideration, shares of Securitize Common Stock issued and outstanding as of the Securitize Merger Effective Time will, for the avoidance of doubt:

•        also include shares of Securitize Common Stock:

•        that are designated Class A Common Stock, par value $0.0001 per share (the “Securitize Class A Common Stock”); and

•        resulting from (a) the Preferred Stock Conversion (as defined below), (b) the Convertible Notes Conversion (as defined below) and/or (b) the SAFE Notes Conversion (as defined below) (collectively, the “Conversions”); but

•        exclude shares of Securitize Common Stock:

•        that are owned as treasury shares; and

•        in respect of which holders have validly exercised appraisal rights under the DGCL;

Securitize Options

•        each Securitize Option issued and outstanding as of such time, whether vested or unvested, will automatically be assumed by PubCo and converted into an option to purchase shares of PubCo Common Stock (each, an “Assumed Option”) on the same terms and conditions as applied to such Securitize Option prior to the Securitize Merger, except that:

•        the number of shares of PubCo Common Stock subject to each Assumed Option will be equal to the product of (a) the number of shares of Securitize Common Stock that were subject to the corresponding Securitize Option immediately prior to the Securitize Merger, multiplied by (b) the Securitize Exchange Ratio, rounded down to the nearest whole share; and

•        the per-share exercise price applicable to each Assumed Option will be equal to the quotient of (a) the exercise price per share of Securitize Common Stock subject to such Securitize Option immediately prior to the Securitize Merger, divided by (b) the Securitize Exchange Ratio, rounded up to the nearest whole cent;

•        in addition, each holder of a Securitize Option, whether vested or unvested, will have the right to receive their Stockholder Earnout Portion of the Securitize Earnout Shares;

Securitize Warrants

•        each of those certain warrants to purchase shares of Preferred Stock issued by the Company pursuant to that certain Warrant to Purchase Shares of Preferred Stock, dated March 6, 2025, by and between J Digital 6 LLC and Securitize (each, a “Securitize Warrant” and collectively, the “Securitize Warrants”) issued and outstanding as of such time will be assumed by PubCo and become a warrant to purchase shares of PubCo Common Stock (each, an “Assumed Warrant”) on the same terms and conditions as applied to such Securitize Warrant prior to the Securitize Merger, except that:

•        the number of shares of PubCo Common Stock subject to each Assumed Warrant will be equal to the product of (a) the number of shares of Securitize Common Stock that were subject to the corresponding Securitize Warrant immediately prior to the Securitize Merger, multiplied by (b) the Securitize Exchange Ratio, rounded down to the nearest whole share; and

•        the per-share exercise price applicable to each Assumed Warrant will be equal to the quotient of (a) the exercise price per share of Securitize Common Stock subject to such Securitize Warrant immediately prior to the Securitize Merger, divided by (b) the Securitize Exchange Ratio, rounded up to the nearest whole cent;

•        in addition, each holder of a Securitize Warrant will have the right to receive their Stockholder Earnout Portion of the Securitize Earnout Shares;

Securitize Convertible Promissory Notes

•        each Securitize Convertible Promissory Note issued and outstanding as of such time will be converted into a number of shares of Securitize Common Stock calculated in accordance with the terms and conditions of the applicable promissory note (the “Convertible Notes Conversion”), following which such shares of Securitize Common Stock will be treated as shares of Securitize Common Stock issued and outstanding as of the Securitize Merger Effective Time for purposes of receiving the Per Share Merger Consideration as described above; and

Securitize SAFE Notes

•        each issued and outstanding Securitize SAFE Note will, subject to the terms and conditions of such Securitize SAFE Note, be converted into a number of shares of Securitize Common Stock equal to the exchange ratio determined in accordance with the applicable Securitize SAFE Note (the “SAFE Notes Conversion”), following which such shares of Securitize Common Stock will be treated as shares of Securitize Common Stock issued and outstanding as of the Securitize Merger Effective Time for purposes of receiving the Per Share Merger Consideration as described above.

NHTV Side Letter Options

•        Securitize will provide the holder of the NHTV Side Letter with written notice at least forty-five (45) days prior to the Closing so such holder may determine whether to exercise any options in accordance with the terms of the NHTV Side Letter. In the event the holder of the NHTV Side Letter has, prior to the Closing, elected to exercise any options in accordance with the terms of the NHTV Side Letter:

•        prior to the Preferred Stock Conversion, Securitize will issue the applicable number of shares of Securitize Preferred Stock issuable in connection with the exercise of the NHTV Side Letter to such holder;

•        the shares of Securitize Preferred Stock so issued will, immediately prior to the Securitize Merger Effective Time, be converted into shares of Securitize Common Stock pursuant to the Preferred Stock Conversion; and

•        at the Securitize Merger Effective Time, by virtue of the Securitize Merger and without any further action on the part of any Party to the Business Combination Agreement, such shares of Securitize Common Stock will be automatically canceled and cease to exist in exchange for the right to receive a number of shares of PubCo Common Stock equal to the Per Share Merger Consideration (the “NHTV Conversion”).

•        Any options issued in accordance with the NHTV Side Letter that are not elected to be exercised prior to the Closing will, as of the Securitize Merger Effective Time, be cancelled and will cease to exist without any conversion or payment thereof.

Securitize Earnout Shares

Securitize Earnout Stockholders

Following Closing, the following persons (each, a “Securitize Earnout Stockholder”) will have the right to receive a portion of the Securitize Earnout Shares to the extent any are issued in accordance with the Business Combination Agreement: (a) each holder of shares of Securitize Common Stock immediately prior to the Closing (including holders after giving effect to the Conversions); (b) each holder of Securitize Warrants immediately prior to the Closing; and (c) each holder of Securitize Options and any other conditional right to receive Securitize Common Stock (or a beneficial interest in Securitize Common Stock), and any other equity or equity-based incentive awards of Securitize that are or have been issued from time to time under any Securitize equity incentive plan, scheme or other employee compensation plan or scheme covering any equity or equity-based incentive awards of Securitize (the “Securitize Equity Awards”) immediately prior to the Closing.

Stockholder Earnout Portion

To the extent any Securitize Earnout Shares are issued in accordance with the terms of the Business Combination Agreement, each Securitize Earnout Stockholder will have the right to receive a number of Securitize Earnout Shares (rounded down to the nearest whole number divisible by two (2)) (“Stockholder Earnout Portion”) equal to the product of (a) the number of Securitize Earnout Shares issued multiplied by (b) a fraction, (i) the numerator of which is the number of shares of Securitize Common Stock held by such Securitize Earnout Stockholder (including shares of Securitize Common Stock that have been designated as shares of Securitize Class A Common Stock and shares of Securitize Common Stock underlying Securitize Warrants and Securitize Equity Awards held by such Securitize Earnout Stockholder, and giving effect to the Conversions) immediately prior to the Effective Time and (ii) the denominator of which is the total number of shares of Securitize Common Stock outstanding (including shares of Securitize Common Stock underlying Securitize Warrants and Securitize Equity

Awards, and giving effect to the Conversions) immediately prior to the Effective Time; provided that the Stockholder Earnout Portion of the Securitize Earnout Shares will be subject to adjustment in accordance with the terms of the Business Combination Agreement as follows:

•        holders of unvested Securitize Options immediately prior to the Closing will not receive any Securitize Earnout Shares in respect of any Securitize Options to the extent that the corresponding Assumed Options have been forfeited by their terms prior to the issuance of the relevant Securitize Earnout Shares, and any Securitize Earnout Shares that are not issued as a result of such forfeiture will be issued to the other Securitize Earnout Stockholders on a pro-rata basis;

•        if any Securitize Earnout Shares would be allocated to holders of unvested Securitize Options or unexercised Securitize Warrants as of immediately prior to the Closing and, as of the time such Securitize Earnout Shares are issued, the corresponding Assumed Options or Assumed Warrants remain outstanding but have not yet vested or been exercised, respectively, then such Securitize Earnout Shares will be set aside and either (x) upon the vesting of such Assumed Options or exercise of such Assumed Warrants, be delivered to the holder of such Assumed Options or Assumed Warrants or (y) upon the forfeiture or termination of such Assumed Options or Assumed Warrants, be issued to the other Securitize Earnout Stockholders on a pro rata basis; and

•        any issuance of Securitize Earnout Shares in respect of Securitize Options will be subject to withholding.

Issuance of Securitize Earnout Shares

During the period starting on the ninetieth (90th) day after Closing and ending on the fifth (5th) anniversary of the Closing Date (the “Measurement Period”), the Securitize Earnout Stockholders will have the right to receive, and PubCo will issue, their respective Stockholder Earnout Portion of the applicable Securitize Earnout Shares (subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalizations and similar transactions occurring after Closing, including to account for any equity securities into which Securitize Earnout Shares are exchanged or converted during such time) if one or more of the following thresholds is satisfied during the Measurement Period (each, an “Issuance Threshold”):

•        One-third (1/3) of the Securitize Earnout Shares will be issued if the VWAP of a share of PubCo Common Stock, as reported on The Nasdaq Global Market or such other national stock exchange on which the PubCo Common Stock is listed for trading, equals or exceeds fifteen dollars ($15.00) for any twenty (20) trading days within a thirty (30) trading day period during the Measurement Period;

•        One-third (1/3) of the Securitize Earnout Shares will be issued if the VWAP equals or exceeds twenty dollars ($20.00) for any twenty (20) trading days within a thirty (30) trading day period during the Measurement Period; and

•        One-third (1/3) of the Securitize Earnout Shares will be issued if the VWAP equals or exceeds twenty-five dollars ($25.00) for any twenty (20) trading days within a thirty (30) trading day period during the Measurement Period.

In addition, the Securitize Earnout Shares are subject to early issuance if, and only if, prior to the expiration of the Measurement Period and before the Issuance Thresholds are met, PubCo consummates a merger, consolidation, business combination, tender offer, reorganization, recapitalization or other transaction or series of related transactions in which holders of shares of PubCo Common Stock have the right to receive cash or publicly listed securities in exchange for their shares and the Transaction Consideration Value of such cash or securities (on a per-share basis) equals or exceeds one or more of the Issuance Thresholds. In such case, immediately prior to the consummation of such transaction, PubCo will issue to the Securitize Earnout Stockholders the lesser of (a) the number of Securitize Earnout Shares that would have been issued if the value of such cash or publicly listed security consideration had been the VWAP for any twenty (20) trading days within a thirty (30) trading day period during the Measurement Period and (b) the remaining Securitize Earnout Shares that remain unissued as of such date.

To the extent any amount of Securitize Earnout Shares has not been issued on or before the end of the Measurement Period due to failure to satisfy the Issuance Thresholds, the Securitize Earnout Stockholders will have no future rights to receive any such unissued Securitize Earnout Shares.

Representations and Warranties of the Parties

Securitize Material Adverse Effect

Certain representations and warranties of Securitize under the Business Combination Agreement are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, a “Securitize Material Adverse Effect” means any event, state of facts, development, change, circumstance, occurrence or effect (each, an “Event”) that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of Securitize and its subsidiaries (collectively, the “Securitize Entities” and each a “Securitize Entity”), taken as a whole, or (ii) the ability of any of the Securitize Entities, PubCo or SPAC Merger Sub to consummate the CEPT Merger, the Securitize Merger and the other Transactions or to perform its obligations under the Business Combination Agreement or any Ancillary Document to which it is a party or bound; provided, however, that with respect to clause (i), in no event will any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Securitize Material Adverse Effect”:

a)      Any enactment of, or change or proposed change in, any applicable laws or GAAP, or interpretation thereof following the date of the Business Combination Agreement.

b)      Any change in interest rates or economic, political, business or financial market conditions generally.

c)      The taking of any action expressly required to be taken under the Business Combination Agreement or any Ancillary Document.

d)      Any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic, pandemic, disease or outbreak, acts of nature or change in climate.

e)      Any acts of terrorism or war (whether or not declared), sabotage, civil unrest, terrorism, curfews, public disorder, riots, the outbreak or escalation of hostilities, geopolitical conditions, local, regional, state, nation, or international political conditions, or social conditions.

f)      Any failure in and of itself of any Securitize Entity to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (provided that the exception in this clause (f) will not prevent or otherwise affect a determination that any Event underlying such change has resulted in or contributed to a Securitize Material Adverse Effect).

g)      Any action taken by or at the express written request of an authorized officer of CEPT (other than actions contemplated by the Business Combination Agreement or any Ancillary Document).

h)      Any matter existing as of the date of the Business Combination Agreement to the extent expressly set forth on the Securitize Disclosure Schedules.

i)       Changes or conditions generally affecting the industries in which Securitize or its subsidiaries operate.

j)       Any change in the price or relative value of, or the trading volume (including any halt or suspension in trading) on any exchange of, any digital currency, cryptocurrency or other blockchain-based tokens or assets, including Bitcoin (provided that the exception in this clause will not prevent or otherwise affect a determination that any Event underlying such change has resulted in or contributed to a Securitize Material Adverse Effect).

k)      Any change in existence or legality of any digital currency or cryptocurrency, or any other blockchain-based token or asset, or any halt or suspension in trading of any such digital currency or cryptocurrency on any exchange, in each case, including Bitcoin (provided that the exception in this clause (k) will not prevent or otherwise affect a determination that any Event underlying such change has resulted in or contributed to a Securitize Material Adverse Effect).

l)       Any change to block structure, methods and rules for adding transactions to the blockchain, methods for processing and adding new blocks, mining or staking rewards, or algorithms of any digital currency, cryptocurrency or other blockchain-based tokens or assets, including any “halving”, or the affects thereof (provided that the exception in this clause (l) will not prevent or otherwise affect a determination that any Event underlying such change has resulted in or contributed to a Securitize Material Adverse Effect).

m)     Any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets).

The exceptions in clauses (a), (b), (j), (k), (l) and (m) above will be taken into account in the determination of whether there has been, or would reasonably be expected to be, a Securitize Material Adverse Effect to the extent that such Event has a disproportionate and adverse effect on the Securitize Entities, taken as a whole, relative to other participants in the industries or geographical areas in which such persons operate.

CEPT Material Adverse Effect

Certain representations and warranties of CEPT under the Business Combination Agreement are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, a “CEPT Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of CEPT or (ii) the ability of CEPT to consummate the Transactions; provided, however, that in no event will any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “CEPT Material Adverse Effect”:

a)      Any enactment of, or change or proposed change in, any applicable laws or GAAP, or interpretation thereof following the date of the Business Combination Agreement.

b)      Any change in interest rates or economic, political, business or financial market conditions generally.

c)      The taking of any action expressly required to be taken under the Business Combination Agreement or any Ancillary Document.

d)      Any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic, pandemic, disease or outbreak (including any binding interpretations of an applicable governmental authority with respect thereto following the date of the Business Combination Agreement), acts of nature or change in climate.

e)      Any acts of terrorism or war (whether or not declared), sabotage, civil unrest, terrorism, riots, the outbreak or escalation of hostilities, geopolitical conditions, local, regional, state, national, or international political conditions, or social conditions.

f)      Any action taken by or at the express written request of an authorized officer of Securitize (other than actions contemplated by the Business Combination Agreement or any Ancillary Document).

g)      Any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets).

h)      The consummation and effects of any redemption pursuant to the Redemption Rights or the failure to obtain the Required Shareholder Approval.

i)       Any Events generally applicable to blank check companies or the market in which blank check companies operate.

j)       Any matter as of the date of the Business Combination Agreement to the extent expressly set forth on the CEPT Disclosure Schedules.

k)      Any change in the price or relative value of, or the trading volume (including any halt or suspension in trading) on any exchange of, any digital currency, cryptocurrency or other blockchain-based tokens or assets, including Bitcoin (provided that the exception in this clause (k) will not prevent or otherwise affect a determination that any Event underlying such change has resulted in or contributed to a CEPT Material Adverse Effect).

l)       Any change in existence or legality of any digital currency or cryptocurrency, or any other blockchain-based token or asset, or any halt or suspension in trading of any such digital currency or cryptocurrency on any exchange, in each case, including Bitcoin (provided that the exception in this clause (l) will not prevent or otherwise affect a determination that any Event underlying such change has resulted in or contributed to a CEPT Material Adverse Effect).

m)     Any change to block structure, methods and rules for adding transactions to the blockchain, methods for processing and adding new blocks, mining or staking rewards, or algorithms of any digital currency, cryptocurrency or other blockchain-based tokens or assets, including any “halving”, or the affects thereof (provided that the exception in this clause (m) will not prevent or otherwise affect a determination that any Event underlying such change has resulted in or contributed to a CEPT Material Adverse Effect).

n)      Any Events that are cured by CEPT prior to the CEPT Closing.

The exceptions in clauses (a), (b), (g), (i), (k), (l) and (m) above will be taken into account in determining whether a CEPT Material Adverse Effect has occurred or could reasonably be expected to occur to the extent such Event has a disproportionate and adverse effect on CEPT relative to other blank check companies.

Representations and Warranties of CEPT

The Business Combination Agreement contains customary representations and warranties made by CEPT to Securitize, PubCo and SPAC Merger Sub. These representations and warranties are subject to materiality, “CEPT Material Adverse Effect,” knowledge and other similar qualifications in many respects, and expire at the Securitize Closing. These representations and warranties made by CEPT have been made solely for the benefit of Securitize, PubCo and SPAC Merger Sub, and no other persons. Such representations and warranties relate to the following topics in respect of CEPT:

•        corporate organization, good standing, corporate power and qualification;

•        authorization to enter into the Business Combination Agreement and to complete the contemplated transactions, and the effectuation of required corporation actions of the board of CEPT in respect thereof;

•        governmental and regulatory consents necessary in connection with the Business Combination;

•        absence of conflicts with organizational documents, applicable laws and contracts as a result of entering into the Business Combination Agreement or consummating the Business Combination;

•        capitalization;

•        proper filing of documents with the SEC, accuracy of CEPT financial statements, absence of undisclosed liabilities and presence and maintenance of internal accounting controls and procedures;

•        no litigation or orders, and presence of necessary permits;

•        absence of certain changes;

•        compliance with applicable laws;

•        taxes and returns;

•        employees and employee benefit plans;

•        properties;

•        material contracts;

•        transactions with Affiliates;

•        finders and brokers;

•        compliance with applicable anti-corruption laws, anti-money laundering laws and sanctions;

•        insurance;

•        no additional representations and warranties;

•        accuracy of information supplied in connection with public filings;

•        Trust Account;

•        matters relating to the PIPE Subscription Agreements; and

•        activities of Company Merger Sub since formation.

CEPT also made representations and warranties to Securitize, PubCo and SPAC Merger Sub with respect to Company Merger Sub, including (i) organization and good standing of Company Merger Sub, (ii) authorization of Company Merger Sub to enter into the Business Combination Agreement and to complete the contemplated transactions, and the effectuation of required corporation actions of the board of Company Merger Sub in respect thereof, (iii) governmental and regulatory consents necessary in connection with the Business Combination, (iv) capitalization, (v) no additional representations and warranties, and (vi) (as noted above) activities of Company Merger Sub since formation.

Representations and Warranties of PubCo

The Business Combination Agreement contains customary representations and warranties made by PubCo to CEPT, Company Merger Sub and Securitize. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects, and expire at the Securitize Closing. These representations and warranties made by PubCo have been made solely for the benefit of CEPT, Company Merger Sub and Securitize, and no other persons. Such representations and warranties relate to the following topics in respect of PubCo:

•        corporate organization, good standing, corporate power and qualification;

•        authorization to enter into the Business Combination Agreement and to complete the contemplated transactions and the effectuation of required corporation actions of the board of PubCo in respect thereof;

•        governmental and regulatory consents necessary in connection with the Business Combination;

•        absence of conflicts with organizational documents, applicable laws and contracts as a result of entering into the Business Combination Agreement or consummating the Business Combination;

•        capitalization;

•        activities of PubCo and SPAC Merger Sub since incorporation;

•        absence of certain changes;

•        no actions, judgements or orders;

•        finders and brokers;

•        ownership of PubCo Common Stock;

•        no registration or regulation as an “investment company” within the meaning of the Investment Company Act;

•        matters relating to the PIPE Subscription Agreements;

•        accuracy of information supplied in connection with public filings; and

•        no additional representations and warranties.

PubCo also made representations and warranties to CEPT, Company Merger Sub and Securitize with respect to SPAC Merger Sub, including (i) organization and good standing of SPAC Merger Sub, (ii) authorization of SPAC Merger Sub to enter into the Business Combination Agreement and to complete the contemplated transactions and the effectuation of required corporation actions of the board of SPAC Merger Sub in respect thereof, (iii) governmental and regulatory consents necessary in connection with the Business Combination, (iv) absence of conflicts with organizational documents, applicable laws or contracts, (v) capitalization, (vi) (as noted above) activities of SPAC Merger Sub since incorporation, (vii) absence of certain changes, (viii) no actions, judgements or orders, (ix) finders and brokers, (x) matters relating to the PIPE Subscription Agreements, (xi) accuracy of information supplied in connection with public filings, and (xii) no additional representations and warranties.

Representations and Warranties of Securitize

The Business Combination Agreement contains customary representations and warranties made by Securitize, on behalf of itself and the other Securitize Entities, to CEPT, PubCo, SPAC Merger Sub and Company Merger Sub. These representations and warranties are subject to materiality, “Securitize Material Adverse Effect,” knowledge and other similar qualifications in many respects, and expire at the Securitize Closing. These representations and warranties made by Securitize have been made solely for the benefit of CEPT, PubCo, SPAC Merger Sub and Company Merger Sub, and no other persons. Such representations and warranties relate to the following topics in respect of the Securitize Entities:

•        corporate organization, good standing, corporate power and qualification;

•        authorization to enter into the Business Combination Agreement and to complete the contemplated transactions, and the effectuation of required corporation actions of the board of Securitize in respect thereof;

•        capitalization, including with respect to each Securitize Entity;

•        governmental and regulatory consents necessary in connection with the Business Combination;

•        absence of conflicts with organizational documents, applicable laws and contracts as a result of entering into the Business Combination Agreement or consummating the Business Combination;

•        accuracy of Securitize financial statements, presence and maintenance of internal accounting controls and procedures, absence of undisclosed liabilities and preparation of financial projections in good faith using assumptions believed to be reasonable;

•        absence of certain changes;

•        compliance with applicable laws;

•        presence of applicable permits;

•        no litigation,

•        material contracts;

•        intellectual property;

•        taxes and returns;

•        real property;

•        personal property;

•        employee matters;

•        Securitize benefit plans;

•        environmental matters;

•        transactions with related persons;

•        insurance;

•        data protection and cybersecurity;

•        digital asset platform and operations;

•        books and records;

•        compliance with applicable anti-corruption laws, anti-money laundering laws, sanctions and trade laws;

•        no registration or regulation as an “investment company” within the meaning of the Investment Company Act;

•        matters relating to the PIPE Subscription Agreements;

•        exemption from applicable antitakeover provisions and absence of antitakeover plans or agreements at any of the Securitize Entities;

•        finders and brokers;

•        accuracy of information supplied in connection with public filings; and

•        no additional representations and warranties.

Covenants of the Parties

As described in further detail below, the Business Combination Agreement also contains certain covenants of the Parties, which do not survive the Closing (other than those that are to be performed after the Closing).Certain of the covenants are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

Conduct of Business Prior to Closing by the Securitize Entities, PubCo and SPAC Merger Sub

During the Interim Period, Securitize has agreed to, and has agreed to cause each of the other Securitize Entities, PubCo and SPAC Merger Sub to, except (i) as consented to by CEPT in writing (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as expressly permitted or required by the Business Combination Agreement or the Ancillary Documents (including in connection with any PIPE Investment), (iii) as required by applicable law, (iv) as set forth in the Securitize Disclosure Schedules or (v) for the incurrence of Securitize transaction expenses, operate the Securitize business in the ordinary course of business consistent with past practice.

In addition, during the Interim Period, Securitize has also agreed not to, and has agreed to cause each of the other Securitize Entities, PubCo and SPAC Merger Sub not to, except (a) as expressly permitted or required by the Business Combination Agreement or the Ancillary Documents or as set forth in the Securitize Disclosure Schedules, or (b) as required in connection with the Transactions or by applicable law, take any of the following actions without the prior written consent of CEPT (such consent not to be unreasonably withheld, conditioned or delayed, other than with respect to those actions set forth in clauses (iii) and (xi)(F) below, with respect to which CEPT may withhold, condition or delay such consent in its discretion):

i.       amend, waive or otherwise change their respective organizational documents (other than for administrative or de minimis changes);

ii.      except for the issuance of Securitize Common Stock upon the exercise of outstanding Securitize Options or as a result of the Conversions, (A) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities; (B) grant any options, warrants, convertible equity instruments or other equity-based awards that relate to the equity of any Securitize Entity, PubCo or SPAC Merger Sub, including any awards that may be cash-settled upon vesting; or (C) amend, modify or waive any of the terms or rights set forth in any Securitize Equity Awards, including any amendment, modification or reduction of the exercise, conversion or warrant price set forth therein;

iii.     make or declare any dividend or distribution to the shareholders or members (as applicable) of any Securitize Entity or PubCo or SPAC Merger Sub, or make any other distributions in respect of any of such person’s capital stock or equity interests, except (A) dividends and distributions by a wholly owned subsidiary of a Securitize Entity to such Securitize Entity or another wholly owned subsidiary of such Securitize Entity and (B) repurchases of awards under the Securitize Benefit Plan in the ordinary course of business consistent with past practice in connection with any termination of employment or other services;

iv.      split, combine, recapitalize or reclassify (or otherwise amend any terms of) any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests (except for any such transaction by a wholly-owned subsidiary of a Securitize Entity that remains a wholly-owned subsidiary of such Securitize Entity after consummation of such transaction), or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

v.       incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise), other than indebtedness under Securitize’s existing revolving debt facility documents, the principal amount of which does not exceed $10,000,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business consistent with past practice), or guarantee or endorse any indebtedness, liability or obligation of any person;

vi.     purchase, repurchase, redeem or otherwise acquire any issued and outstanding equity interests of any Securitize Entity or PubCo or SPAC Merger Sub, except for (A) transactions between a Securitize Entity and any wholly owned subsidiary of such Securitize Entity and (B) repurchases of awards under the Securitize Benefit Plan in the ordinary course of business consistent with past practice in connection with any termination of employment or other services;

vii.    sell, assign, lease, license, transfer, convey, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, except for transactions solely among the Securitize Entities;

viii.   acquire any ownership interest in any real property;

ix.     adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

x.      acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the equity or assets of, any corporation, partnership, association, joint venture or other business organization or division thereof with a fair market value in excess of $5,000,000 in any individual transaction (or series of related transactions) or $25,000,000 in the aggregate;

xi.     except (with respect to clauses (A)-(E)) to the extent consistent with the ordinary course actions of Securitize in the last twelve months prior to the date of this Agreement, or as required by applicable Law or expressly required under the terms of any Securitize Benefit Plan as of the date of the Business Combination Agreement, (A) grant any bonuses, whether monetary or otherwise, or increase any wages, salary, severance, gratuity, pension or other compensation or benefits in respect of its employees, officers, directors, managers, or contract workers, (B) except as expressly set forth in the Securitize Disclosure Schedules, hire any employee or contract worker, except, in the ordinary course of business consistent with past practice for employees or contractor workers with an annual base salary not to exceed $250,000, (C) terminate any employee or contractor worker entitled by contract, policy, or practice to any severance payments or benefits (other than as required by applicable law), (D) materially change the terms of employment or terminate, any officer, executive, or management-level employees, (E) conduct any group termination, reduction in force, plant closing, or mass layoff of employees, or (F) accelerate the vesting or payment of any compensation or benefit for any employee, officer, manager, or contract;

xii.    except for the Securitize Written Consent and related approvals of the Transactions, enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Securitize, PubCo or SPAC Merger Sub;

xiii.   adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Securitize Entity or PubCo or SPAC Merger Sub, merge or consolidate with any person or be acquired by any person, or file for bankruptcy in respect of any Securitize Entity or PubCo or SPAC Merger Sub;

xiv.    waive, release, settle, compromise or otherwise resolve any action, lawsuit, investigation or any other proceeding by or before any governmental authority, except in the ordinary course of business consistent with past practice or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $500,000 in the aggregate;

xv.     limit the right of any Securitize Entity to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or grant any exclusive rights to any person;

xvi.   enter into, amend, waive or terminate (other than terminations in accordance with their terms) any material transaction with any related person (other than compensation and benefits and advancement of expenses to employees in the ordinary course of business consistent with past practice);

xvii.  make or rescind any material election relating to taxes, settle any action, lawsuit, investigation or any other proceeding by or before any governmental authority relating to material taxes, file any material amended tax return or make any material change in its accounting or tax policies or procedures, in each case except as required by applicable law or in the ordinary course of business consistent with past practice;

xviii. except in the ordinary course of business consistent with past practice, (A) sell, exclusively license, transfer or assign to any person (or enter into any contract to sell, license, transfer or assign to any person) any material owned intellectual property; (B) abandon, dispose of, permit to lapse or fail to preserve any registered or applied-for material owned intellectual property (other than statutory expirations) (C) disclose any material Securitize source code to any person (other than providing access to Securitize source code to current employees, contract workers and service providers of the Securitize Entities involved in the development of Securitize services or Securitize software or otherwise on a need to know basis in connection with the operation of the business of the Securitize Entities); or (D) disclose any material trade secrets included in the Securitize intellectual property to any person who has not entered into a written confidentiality agreement or is not otherwise subject to confidentiality obligations;

xix.   (A) except as expressly set forth in the Securitize Disclosure Schedules, enter into any contract that would, if entered into prior to the date of the Business Combination Agreement, be a Securitize material contract; (B) enter into any transaction or contract with a Securitize Stockholder or any of their respective family members or other related persons that would require disclosure of transactions with such person under Item 404 of Regulation S-K promulgated by the SEC; (C) except in the ordinary course of business consistent with past practice, materially modify, materially amend, or waive, release or assign any material rights or claims under any Securitize material contract of the type referred to in clause (A) or (B) above; or (D) extend or terminate any Securitize material contract of the type referred to in clause (A) or (B) above (other than renewals or extensions in the ordinary course of business consistent with past practice;

xx.    acquire, apply, register or file for any new permit, or amend any permit, except, in each case, where such permit would not materially delay the Transactions or materially and adversely affect the business of Securitize; or

xxi.   authorize or agree to do any of the foregoing actions.

Conduct of Business Prior to Closing by CEPT and Company Merger Sub

During the Interim Period, CEPT has agreed to, and has agreed to cause Company Merger Sub to, except (i) as consented to by Securitize in writing (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as expressly contemplated, permitted or required by the Business Combination Agreement or the Ancillary Documents, (iii) as set forth in the CEPT Disclosure Schedules, or (iv) as required in connection with the Transactions or applicable law, conduct their businesses, in all material respects, in the ordinary course of business consistent with past practice.

In addition, during the Interim Period, CEPT has also agreed not to, and has agreed to cause Company Merger Sub not to, except (a) as contemplated by the Business Combination Agreement or the Ancillary Documents or as set forth in the CEPT Disclosure Schedules, or (b) as required in connection with the Transactions or by applicable law, take any of the following actions without the prior written consent of Securitize (such consent not to be unreasonably withheld, conditioned or delayed):

i.       amend, waive or otherwise change its organizational documents (other than for administrative or de minimis changes);

ii.      authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;

iii.     subdivide, consolidate, capitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

iv.      (excluding the incurrence of any CEPT transaction expenses) incur, create, assume, prepay, repay or otherwise become liable for any indebtedness (directly, contingently or otherwise), fees or expenses in excess of $1,000,000 individually or $10,000,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any person;

v.       make or rescind any material election relating to taxes, settle any action, lawsuit, investigation or any other proceeding by or before any governmental authority relating to taxes, file any amended tax return or claim for refund, or make any material change in its accounting or tax policies or procedures, in each case except as required by applicable law or in the ordinary course of business consistent with past practice;

vi.     amend or otherwise modify, terminate, waive or assign or delegate (as applicable) any material right or obligation under any CEPT material contract (other than amendments or other modifications, terminations, waivers, assignments or delegations of or with respect to contracts with related persons otherwise governed by clause (v) above or enter into any new contract that would be a CEPT material contract;

vii.    other than drawings on the loans made or to be made to CEPT by the Sponsor for the purpose of financing costs and expenses incurred in connection with the initial public offering of CEPT Class A Common Shares, a Business Combination or other working capital expenditures of CEPT, including pursuant to the Sponsor Loan and the Sponsor Note (the “CEPT Loans”) (or any other outstanding promissory notes owed to Sponsor and other affiliates of CEPT) or as expressly required by the Sponsor Support Agreement, enter into, renew, amend, waive or terminate (other than terminations in accordance with their terms) any contracts, arrangements or transactions with any related person, including any Ancillary Document to which CEPT or any related person is a party;

viii.   fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

ix.     establish any subsidiary or enter into any new line of business;

x.      revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting CEPT’s outside auditors;

xi.     waive, release, assign, settle or compromise any action, lawsuit, investigation or any other proceeding by or before any governmental authority (including any action, lawsuit, investigation or other proceeding relating to the Business Combination Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, CEPT) not in excess of $500,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any action, lawsuit, investigation or any other proceeding by or before any governmental authority or any other liabilities or obligations, unless such amount has been reserved in the financial statements contained or incorporated by reference in the SEC filings made by CEPT;

xii.    acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, company, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

xiii.   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the CEPT Merger);

xiv.    voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $500,000 in the aggregate (excluding the incurrence of any CEPT transaction expenses) other than pursuant to the terms of a contract (a) in existence as of the date of the Business Combination Agreement and disclosed to Securitize (including in the SEC Reports) or (b) entered into in the ordinary course of business consistent with past practice or in accordance with the terms of this clause (xiv) during the Interim Period;

xv.    sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights; or

xvi.   authorize or agree to do any of the foregoing actions.

No Solicitation

During the Interim Period, the Parties agreed (a) to immediately cease (and to instruct their respective representatives to immediately cease) all existing discussions, negotiations and communications with any persons with respect to any Acquisition Proposal, (b) not to (and to instruct their respective representatives not to), directly or indirectly, (i) initiate, seek, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing any nonpublic information), whether publicly or otherwise, any inquiries with respect to, or the making or submission of, an Acquisition Proposal, (ii) enter into or engage in negotiations or discussions with, or provide any nonpublic information or access to the business, properties, assets, books or records of any of the Securitize Entities, PubCo, CEPT, SPAC Merger Sub or Company Merger Sub to, any person (other than a Party to the Business Combination Agreement) relating to or for the purposes of encouraging or facilitating any Acquisition Proposal (other than to state that the terms of the Business Combination Agreement prohibit such discussions), (iii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity interests of any Party to the Business Combination Agreement, (iv) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement or similar agreement or contract relating to any Acquisition Proposal, or (v) resolve or agree to do any of the foregoing (or authorize or permit any of its representatives to take any such action; and (c) terminate access to any data room (virtual or actual) of any third party who has made or indicated an interest in making an Acquisition Proposal, not provide any new third party with access to any such data room and demand the return or destruction of all confidential information provided to third parties pursuant to confidentiality agreements entered into in connection with a potential Acquisition Proposal.

The term “Acquisition Proposal” as used in this section means:

•        as to Securitize, PubCo or SPAC Merger Sub, other than the Transactions and other than any acquisition or disposition of non-material assets in the ordinary course of business consistent with past practice, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of such person and its subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) such person or (y) one or more subsidiaries of such person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such person and its subsidiaries, in each case, whether such transaction takes the form of a sale of equity interests or other securities, assets, merger, consolidation, issuance of debt securities or convertible securities, warrants, management contract, joint venture or partnership; (b) any take-over bid, issuer bid, tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity or voting securities of (i) such person or (ii) one or more subsidiaries of such person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such person and its subsidiaries; or (c) a merger, amalgamation, consolidation, share exchange, business combination, arrangement, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such person or (ii) one or more subsidiaries of such person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such person and its subsidiaries; and

•        as to CEPT, other than the Transactions, a “Business Combination” as defined in the CEPT Memorandum and Articles.

Registration Statement

Pursuant to the Business Combination Agreement, the Parties agreed (a) as promptly as practicable after the date of the Business Combination Agreement, PubCo, Securitize and CEPT would jointly prepare, and, as promptly as practicable after completion of Securitize’s audited financial statements pursuant to and in accordance with the requirements of the Business Combination Agreement (including delivery of Securitize’s 2024 financials audited by KPMG LLP and audited in accordance with PCAOB standards), file with the SEC this Registration Statement; (b) that this Registration Statement would include a proxy statement of CEPT for soliciting proxies from CEPT Shareholders to vote on the Proposals at the Meeting and to take all reasonable and necessary actions to satisfy legal requirements in connection with this Registration Statement, the Meeting, and the redemption process for Public Shareholders.

CEPT also agreed that, once this Registration Statement is effective (such date, the “Effective Date”), it would, acting through the CEPT Board or a committee thereof, as soon as practicable after the Effective Date, set a record date and distribute the Registration Statement to CEPT Shareholders and then call and convene the Meeting within 30 days of the Effective Date. CEPT further agreed to use its commercially reasonable efforts to solicit from the CEPT Shareholders proxies or votes in favor of the approval of the CEPT Shareholder Approval Matters.

In connection with the distribution of the Proxy Statement and the Meeting, CEPT agreed to recommend to the CEPT Shareholders that they vote in favor of (a) the approval of the Business Combination Agreement and the Transactions as a Business Combination, (b) the approval of the Proposals at the Meeting and (c) the adoption and approval of such other matters as Securitize and CEPT mutually determine to be necessary to effect the Transactions (the “CEPT Board Recommendation”). In addition, CEPT agreed that the CEPT Board will not change, withdraw, withhold, qualify or modify its recommendation to the CEPT Shareholders (a “Modification in Recommendation”) unless there is an Intervening Event (an “Intervening Event Change in Recommendation”) and CEPT follows the procedures described below.

Under the Business Combination Agreement, an “Intervening Event” is defined as any material and negative event after the date of the Business Combination Agreement that (i) was not known and was not reasonably foreseeable to the CEPT` Board as of the date of the Business Combination Agreement (or the consequences or magnitude of which were not reasonably foreseeable to the CEPT Board as of the date of the Business Combination Agreement), which becomes known to the CEPT Board prior to the Meeting, and (ii) does not relate to and excludes, whether alone or in combination, (A) any Acquisition Proposal (solely with respect to CEPT), (B) the Transactions and/or of the Business Combination Agreement or any Ancillary Document (or any actions taken pursuant to the Business Combination Agreement or any Ancillary Document, including obtaining all consents required to be obtained from any governmental authority or any other person), (C) any change in the price or trading volume of CEPT Class A Ordinary Shares, and (D) any action filed or threatened against CEPT or any member of the CEPT Board arising out of or related to the Transactions by any person (provided that the exceptions in clauses (C) and (D) will not prevent or otherwise affect a determination that any Event underlying such change or action (or referred to in such action) has resulted in or contributed to an Intervening Event).

The CEPT Board may at any time prior to, but not after, obtaining the Required Shareholder Approval, make an Intervening Event Change in Recommendation if the CEPT Board determines in good faith, based on the advice of its legal counsel, that the failure to take such action would be a breach of the fiduciary duties of the CEPT Board, provided that:

(i)     Securitize has received written notice from CEPT of CEPT’s intention to make an Intervening Event Change in Recommendation at least five (5) Business Days prior to the taking of such action by CEPT (the “Intervening Event Notice Period”), which notice will specify the applicable Intervening Event in reasonable detail (including the facts and circumstances providing the basis for the determination by the CEPT Board to effect such Intervening Event Change in Recommendation);

(ii)    during the Intervening Event Notice Period and prior to making an Intervening Event Change in Recommendation, if requested by Securitize, CEPT and its representatives will have negotiated in good faith with Securitize and its representatives regarding any revisions or adjustments proposed by Securitize to the terms and conditions of the Business Combination Agreement as would enable the CEPT Board to proceed with its recommendation of the Business Combination Agreement and the Transactions and not make such Intervening Event Change in Recommendation;

(iii)   CEPT and its representatives shall have provided to Securitize and its representatives all applicable information with respect to such Intervening Event reasonably requested by Securitize to permit Securitize to propose revisions to the terms of the Business Combination Agreement; and

(iv)   if Securitize requested negotiations in accordance with the above, the CEPT Board may make an Intervening Event Change in Recommendation only if the CEPT Board, after considering in good faith any revisions or adjustments to the terms and conditions of the Business Combination Agreement that Securitize has, prior to the expiration of the five (5) Business Day period, offered in writing in a manner that would form a binding contract if accepted by CEPT (and the other applicable parties), continues to determine in good faith, based on the advice of legal counsel, that failure to make an Intervening Event Change in Recommendation would be a breach of its fiduciary duties to the CEPT Shareholders under applicable law.

The Parties agreed that during an Intervening Event Notice Period, the obligations of CEPT and/or the CEPT Board to make filings with the SEC with respect to the proposals contemplated herein, to give notice for or to convene a meeting, or to make a recommendation, will be tolled to the extent reasonably necessary until such time as CEPT has filed an update to this Registration Statement with the SEC (which CEPT will file as promptly as practicable after the Intervening Event Change in Recommendation), and in the event a filing and/or notice for a meeting was made prior to the Intervening Event Notice Period, CEPT will be permitted to adjourn such meeting and to amend such filing as necessary in order to provide sufficient time for CEPT Shareholders to consider any revised recommendation.

CEPT agreed that, to the fullest extent permitted by applicable law, (i) CEPT’s obligations to establish a record date for, duly call, give notice of, convene and hold the Meeting will not be affected by any Modification in Recommendation, (ii) CEPT will establish a record date for, duly call, give notice of, convene and hold the Meeting and submit the CEPT Shareholder Approval Matters for approval by the CEPT Shareholders, and (iii) if the Required Shareholder Approval is not obtained at the Meeting, then CEPT will promptly continue to take all such reasonably necessary actions, and hold additional extraordinary general meetings of CEPT Shareholders, in order to obtain the Required Shareholder Approval.

Post-Closing PubCo Board of Directors and Executive Directors

The Parties agreed to take all necessary actions to ensure that, effective as of the Closing, (i) the PubCo Board consists of individuals designated by Securitize prior to the Closing and (ii) the persons designated by Securitize pursuant to the Business Combination Agreement (and such other persons as may be designated by Securitize) are elected or appointed, as applicable, to such position of officers of PubCo as mutually agreed, to serve in such positions, in each case until successors are duly appointed and qualified in accordance with the PubCo organizational documents and applicable Law.

Indemnification of Directors and Officers and Tail Insurance

Each Party agreed that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of CEPT, the Securitize Entities, PubCo, Company Merger Sub or SPAC Merger Sub (the “D&O Indemnified Persons”) as provided in their respective organizational documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and CEPT, the Securitize Entities, PubCo, Company Merger Sub or SPAC Merger Sub, will survive the Closing. For a period of six years after Effective Time, PubCo’s, SPAC Merger Sub’s and each Securitize Entity’s organizational documents will contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth in such documents as of the date of the Business Combination Agreement. This covenant survives the Closing.

To the extent not covered by the existing directors’ and officers’ insurance of CEPT or, from and after the Effective Time, the CEPT D&O Tail Insurance, and further only to the extent not covered (or excluded) by the indemnity and exculpatory provisions contained in the CEPT Memorandum, PubCo has agreed to indemnify, defend and hold harmless the current directors of CEPT (and their heirs and legal representatives) to the fullest extent permitted by applicable law, from, against and in respect of any and all losses, liabilities, damages, penalties, amounts paid in settlement, costs and expenses paid, suffered or incurred by, or imposed upon, any such director that arise out of or result from any shareholder action relating to the board’s failure to make a Modification in Recommendation in response to an adverse and material event involving CEPT and occurring after the date of the Business Combination Agreement, which becomes known to the CEPT Board after the date of the Business Combination Agreement and prior to the Meeting.

Prior to the Effective Time, CEPT will be permitted to obtain, and PubCo has agreed to fully pay the premium for, a “tail” insurance policy for the benefit of CEPT’s directors and officers that provides coverage for up to six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “CEPT D&O Tail Insurance”), by exercising the right to purchase the six-year “tail” run-off coverage under CEPT’s current policy, or on terms substantially equivalent to and in any event not less favorable in the aggregate than CEPT’s existing coverage (or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that in no event will PubCo be required to pay an aggregate premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium currently payable by CEPT with respect to such current policy; provided, further, that if the aggregate premium of such insurance coverage exceeds such amount, CEPT will be obligated to obtain a “tail” insurance policy with the greatest coverage available for a cost not exceeding such amount from insurance carriers with the same or better credit rating as SPAC’s current insurance provider).

Prior to the Effective Time, Securitize will be permitted to obtain and fully pay the premium for a “tail” insurance policy (at an aggregate cost that is borne by Securitize or PubCo) for the benefit of Securitize’s directors and officers that provides coverage for up to six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “Securitize D&O Tail Insurance”), by exercising the right to purchase the six-year “tail” run-off coverage under Securitize’s current policy, or on terms substantially equivalent to and in any event not less favorable in the aggregate than Securitize’s existing coverage (or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that in no event will PubCo or Securitize pay an aggregate premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium currently payable by Securitize with respect to such current policy; provided, further, that if the aggregate premium of such insurance coverage exceeds such amount, Securitize will be obligated to obtain a “tail” insurance policy with the greatest coverage available for a cost not exceeding such amount from insurance carriers with the same or better credit rating as Securitize’s current insurance provider).

PIPE Investments

Each of CEPT, Securitize and PubCo agreed to use commercially reasonable efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the PIPE Subscription Agreements on the terms and conditions described therein, including maintaining in effect the PIPE Subscription Agreements, and exercising its respective right to specifically enforce the PIPE Subscription Agreements pursuant to the terms thereof.

Other Covenants

The Business Combination Agreement contains other covenants and agreements of the Parties to the Business Combination Agreement, including covenants related to:

•        Securitize, PubCo and SPAC Merger Sub, subject to certain specified restrictions and conditions, providing CEPT and its representatives (and causing its own respective representatives to provide CEPT and its representatives) reasonable access to their offices, facilities, employees, contracts, books, records and other information of or pertaining to PubCo, the Securitize Entities or SPAC Merger Sub as reasonably requested by CEPT or its representatives;

•        CEPT, subject to certain specified restrictions and conditions, providing Securitize and PubCo, and their respective representatives (and causing its own representatives to provide Securitize, PubCo and their respective representatives) reasonable access to their offices, facilities, employees, contracts, books, records and other information of or pertaining to CEPT or Company Merger Sub as reasonably requested by Securitize or PubCo, or their respective representatives;

•        Securitize and PubCo delivering annual and interim financial statements fairly presenting the financial position and results of operations of Securitize and PubCo, as applicable, as of such dates or for such periods, in accordance with GAAP, to CEPT on the dates specified in the Business Combination Agreement, in particular:

•        delivering the audited and/or reviewed financial statements of Securitize and PubCo required for the initial filing of this Registration Statement within thirty (30) days after the date of the Business Combination Agreement; and

•        delivering the 2024 financials audited by KPMG LLP in accordance with PCAOB auditing standards within forty-five (45) days after the date of the Business Combination Agreement.

•        CEPT keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•        each of CEPT, Securitize and PubCo using its respective commercially reasonable efforts to cause (a) PubCo’s initial listing application(s) with Nasdaq or NYSE (as applicable) in connection with the Transactions to have been approved, (b) PubCo to satisfy all applicable initial listing requirements of

Nasdaq or NYSE (as applicable) and (c) the PubCo Common Stock issuable in accordance with the Business Combination Agreement to be approved for listing on Nasdaq or NYSE (as applicable), subject to official notice of issuance, in each case, prior to the CEPT Merger Effective Time;

•        PubCo using reasonable best efforts to provide former shareholders of CEPT with information reasonably required to file required tax forms and each Party using its reasonable best efforts to cause the Transactions to qualify for the Parties’ intended tax treatment;

•        each of Securitize, PubCo and SPAC Merger Sub not trading CEPT securities while in possession of material non-public information of CEPT;

•        each Party giving prompt notice to others of, among other matters:

•        any notice or other communication in writing from any third party alleging that the consent of such third party is or may be required in connection with the Transactions;

•        any event or development that would reasonably be expected to cause or result in any of the conditions to either Party’s obligation to consummate the Transactions (as set forth in the Business Combination Agreement) (a) not being satisfied, or (b) the satisfaction of such closing condition being materially delayed; and

•        the commencement or threat, in writing, of any action, lawsuit, investigation or any other proceeding by or before any governmental authority against such Party or its affiliates (or their respective properties or assets or, to such Party’s Knowledge, against any officer, director, partner, member or manager in his, her or its capacity as such) with respect to the consummation of the Transactions;

•        each Party using its commercially reasonable efforts, and cooperating fully with each other Party, to take all actions and do all things reasonably necessary, proper or advisable under applicable laws and regulations to expeditiously, and in any event, prior to the Outside Date (as defined below), consummate the Transactions and to comply as promptly as practicable with all requirements of governmental authorities applicable to the Transactions; provided that

•        in furtherance of the foregoing, to the extent required under the HSR Act or any other applicable antitrust law, each of CEPT, PubCo and Securitize have agreed to make any required filing or application under such antitrust laws, as applicable, including preparing and making an appropriate filing pursuant to the HSR Act with respect to the Transactions as promptly as practicable; to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to applicable antitrust laws; and to take all other actions reasonably necessary, proper or advisable to cause the granting of approval or consent by the applicable governmental authority as soon as practicable following the date of the Business Combination Agreement, including using their respective commercially reasonable efforts to cooperate in connection with any filing or submission and to keep the other Parties reasonably informed of any material communications received from any governmental authority (among other obligations);

•        if any objections are asserted with respect to the Transactions under any applicable law or any action is instituted or threatened to be instituted by any applicable governmental authority or any private person challenging any of the Transactions as violative of any applicable laws, each of CEPT, PubCo and Securitize will use its commercially reasonable efforts to resolve any such objection or action so as to timely permit consummation of the Transactions; and

•        prior to Closing, each of CEPT, PubCo and Securitize will use its commercially reasonable efforts to obtain any consents of governmental authorities or other third parties as may be necessary for the consummation of the Transactions;

•        each Party further cooperating with each other and using their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part to consummate the Transactions as soon as reasonably practicable;

•        subject to the terms set forth in the Business Combination Agreement, confidentiality restrictions on use of the other Parties’ confidential information and restrictions on the making of public announcements by the Parties relating to the Business Combination Agreement and the Transactions;

•        coordination with respect to estimates of the cash proceeds, expenses and Securitize Exchange Ratio calculations and underlying calculations of consideration payable to Securitize Stockholders, and the payment of expenses and CEPT Loans at Closing;

•        the Parties taking all necessary and reasonably requested actions to cause the CEPT Class A Ordinary Shares to be delisted from Nasdaq (or to be succeeded by the shares of PubCo Common Stock) and to terminate CEPT’s registration with the SEC, in each case, as of the Closing;

•        the Parties causing PubCo’s Organizational Documents to be in substantially the forms attached to the Business Combination Agreement at or prior to Closing;

•        by no later than the CEPT Closing, (i) CEPT and Sponsor terminating the existing registration rights agreement between the Sponsor and CEPT, and (ii) PubCo, certain Securitize Stockholders and the Sponsor entering into the Amended Registration Rights Agreement, in each case effective as of the Securitize Closing;

•        by no later than the CEPT Closing, PubCo, CEPT and each of the Securitize Stockholders entering into a Lock-up Agreement to be effective as of the Securitize Closing (or the Securitize Stockholders will be required to enter into a Lock-up Agreement as a condition to receive the Per Share Merger Consideration as set forth in the Business Combination Agreement);

•        on or prior to the CEPT Merger Effective Time, PubCo approving and adopting (subject to approval by the shareholders of PubCo prior to the CEPT Merger Effective Time) (i) the Incentive Plan to be effective in connection with, and subject to the consummation of, the Securitize Closing, and (ii) an employee stock purchase plan (the “PubCo ESPP”), to be effective in connection with, and subject to the consummation of, the Securitize Closing, the terms of which will be customary for a new public company; provided that, notwithstanding what terms may be deemed customary for a new public company, the number of shares of PubCo Common Stock initially reserved for issuance in the aggregate under the Incentive Plan and PubCo ESPP will be within a range of six to ten percent (6-10%) of the total number of the shares of PubCo Common Stock outstanding immediately following the Closing, and there will be an evergreen provision of within a range of three to five percent (3-5%); and provided, further, that the Incentive Plan and PubCo ESPP will be subject to the prior written consent of CEPT, not to be unreasonably withheld, conditioned or delayed;

•        Securitize and PubCo advising CEPT as promptly as practicable, and CEPT advising Securitize as promptly as practicable, as the case may be, of any action, lawsuit, investigation or any other proceeding by or before any governmental authority commenced (or to the Knowledge of Securitize or CEPT, as applicable, threatened) on or after the date of the Business Combination Agreement against such Party or its affiliates relating to the Business Combination Agreement, the Mergers of any of the other Transactions (“Stockholder Litigation”), and such Party keeping the other Party reasonably informed regarding any such Stockholder Litigation; and

•        subject to applicable securities laws and regulations, during the Interim Period, CEPT considering in good faith the potential for tokenizing its securities and exploring opportunities, structures, and regulatory frameworks (in each case, at Securitize’s sole cost and expense) that would permit such tokenization, provided that any such exploration will not delay, hinder, or condition the consummation of the Transactions.

Conditions to the Parties’ Obligations to the Closing

Conditions to Each Party’s Obligations (subject to written waiver by CEPT and Securitize where permissible)

The obligations of the Parties to consummate (or cause to be consummated) the Transactions are subject to the following mutual conditions:

•        the receipt of the Required Shareholder Approval;

•        the consummation of the Transactions not being prohibited by any applicable law or order of any governmental authority that is then in effect (whether such law or order is temporary, preliminary or permanent);

•        the effectiveness of the Registration Statement;

•        the expiration of all waiting periods (and any extensions thereof) under the HSR Act applicable to the Transactions (or the early termination of any such waiting period having been granted); and

•        the shares of PubCo Common Stock having been conditionally approved for listing on Nasdaq or NYSE, as applicable, and, immediately following the Closing, PubCo satisfying any applicable initial and continuing listing requirements of Nasdaq or NYSE, as applicable, and not having received any notice of non-compliance therewith, and the shares of PubCo Common Stock having been approved for listing on Nasdaq or NYSE, as applicable.

Conditions to Obligations of Securitize, PubCo and SPAC Merger Sub (subject to written waiver by Securitize where permissible)

The obligations of Securitize, PubCo and SPAC Merger Sub to consummate the Transactions are subject to:

•        the representations and warranties of CEPT being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement,

•        material compliance by CEPT with its applicable pre-closing covenants,

•        there having been no occurrence of any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a CEPT Material Adverse Effect, and

•        the total cash proceeds amount from the PIPE Investment calculated in accordance with the terms of the Business Combination Agreement being no less than the minimum cash amount of $100,000,000.

Conditions to Obligations of CEPT (subject to written waiver by CEPT where permissible)

The obligations of CEPT to consummate the Transactions are subject to:

•        the representations and warranties of Securitize and PubCo being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement;

•        material compliance by Securitize, PubCo and SPAC Merger Sub with their respective pre-closing covenants;

•        the Securitize Written Consent having been obtained and delivered to CEPT and remaining in full force and effect as of the Closing;

•        there having been no occurrence of any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a Securitize Material Adverse Effect; and

•        the Lock-up Agreements, duly executed by a number of sufficient Securitize Stockholders to meet the approval requirement set forth in the Business Combination Agreement, being delivered by Securitize to CEPT at the Closing.

Termination and Effects of Termination

The Business Combination Agreement contains certain termination rights for different Parties. If the Business Combination Agreement is validly terminated pursuant to the grounds described below, the Business Combination Agreement will become void without any liability on the part of any of the Parties thereto or their respective representatives, except in the case of willful and material breach of any representation, warranty, covenant or obligation under the Business Combination Agreement or a claim of fraud of a Party. However, confidentiality, waiver of claims against the Trust Account and certain other technical provisions will continue in effect notwithstanding termination of the Business Combination Agreement. No Party is required to pay a termination fee or reimburse any other Party for its expenses as a result of a termination of the Business Combination Agreement.

Mutual Termination Rights

The Business Combination Agreement may be terminated and the Transactions may be abandoned by:

•        mutual written consent of CEPT and Securitize;

•        subject to certain limitations, either CEPT or Securitize if any conditions to the Closing under the Business Combination Agreement have not been satisfied or waived by the date that is nine (9) months from the date of the Business Combination Agreement (the “Outside Date”), provided that in the event of a delay in delivery to CEPT of financial statements required to be delivered pursuant to the Business Combination Agreement, (i) CEPT will have the right to extend the Outside Date by a number of days equal to the number of days such financial statements were delayed, and (ii) if CEPT does not exercise its right to extend the Outside Date pursuant to the prior clause (i), subject to Securitize’s compliance with its obligation to use commercially reasonable efforts to deliver such financial statements, Securitize will have the right to extend the Outside Date by up to thirty (30) days (and, in the event the Outside Date is extended pursuant to either clause (i) or (ii), the term “Outside Date” as used in the Business Combination Agreement will be deemed to refer to such date as so extended);

•        subject to certain limitations, either CEPT or Securitize, if a governmental authority has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; or

•        written notice by either CEPT or Securitize, if the Meeting is held (including any adjournments or postponements thereof) and has concluded, CEPT Shareholders have duly voted and the Required Shareholder Approval was not obtained.

Securitize’s Termination Rights

The Business Combination Agreement may be terminated and the Transactions may be abandoned by Securitize:

•        if subject to certain limitations, CEPT has materially breached any of its representations, warranties, covenants or agreements or if any representation or warranty of CEPT has become materially untrue or materially inaccurate and such breach or inaccuracy is incapable of being cured or is not cured within the timeframe described under the Business Combination Agreement; or

•        within ten (10) Business Days after there has been a Modification in Recommendation.

CEPT’s Termination Rights

The Business Combination Agreement may be terminated and the Transactions may be abandoned by CEPT:

•        if, subject to certain limitations, Securitize or PubCo has materially breached any of its representations, warranties, covenants or agreements or if any representation or warranty of Securitize or PubCo has become materially untrue or materially inaccurate and the breach or inaccuracy is incapable of being cured or is not cured within the timeframe described under the Business Combination Agreement; or

•        if the Securitize Written Consent is at any time following the date of the Business Combination Agreement terminated, rendered invalid or otherwise is no longer in full force and effect.

Trust Account Waiver

Each of Securitize, PubCo and SPAC Merger Sub agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in CEPT’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

Amendments

The Business Combination Agreement may be amended or modified only by execution of a written instrument signed by each of CEPT, PubCo, SPAC Merger Sub, Securitize and Company Merger Sub. Certain amendments affecting the issuance of Company Earnout Shares are also subject to the affirmative written consent of the independent directors of the Board.

Specific Performance

The parties agreed that they will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Business Combination Agreement and to enforce specifically the terms and provisions thereof, in each case, without posting a bond or undertaking and without proof of damages, which rights are in addition to any other remedy to which they are entitled at law or in equity.

Other Transaction Agreements

Shareholder Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, CEPT, PubCo, Securitize and certain Securitize Stockholders entered into the Shareholder Support Agreement, pursuant to which, among other things, the Securitize Stockholders party to the Shareholder Support Agreement agreed (i) not to transfer their Securitize Shares, and to vote their Securitize Shares in favor of the Business Combination Agreement and the Transactions (including by execution of a written consent), (ii) not to facilitate any Company Acquisition Proposal (as defined in the Business Combination Agreement), (iii) to terminate certain shareholders agreements with Securitize (with certain exceptions), effective immediately prior to Closing, and (iv) to release the Sponsor, CEPT, Securitize, and their subsidiaries from pre-Closing claims, subject to customary exceptions.

The Shareholder Support Agreement will terminate and (except as contemplated therein), be of no further force or effect upon the earlier of the Closing and termination of the Business Combination Agreement pursuant to its terms. Upon such termination of the Shareholder Support Agreement, except as contemplated therein, the obligations of the parties under the Shareholder Support Agreement will terminate; provided, however, that such termination will not relieve any party thereto from liability arising in respect of any breach of the Shareholder Support Agreement prior to such termination.

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, CEPT, the Sponsor, PubCo and Securitize entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed (i) to vote its CEPT Ordinary Shares in favor of the Business Combination Agreement and the Transactions and each of the CEPT Shareholder Approval Matters, (ii) vote its CEPT Ordinary Shares against (a) any Acquisition Proposal (as defined in the Business Combination Agreement), (b) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CEPT (other than the Transactions), (c) any change in the business of CEPT, and (d) any proposal, action or agreement involving CEPT that would or would reasonably be expected to jeopardize the Transactions, (iii) to comply with the restrictions imposed by the Insider Letter, including the restrictions on transferring and redeeming CEPT Ordinary Shares in connection with the Transactions, (iv) to waive the anti-dilution rights of the issued and outstanding CEPT Class B Ordinary Shares set forth in the CEPT Memorandum and Articles, (v) to surrender, for no consideration, up to 30% of its CEPT Class B Ordinary Shares immediately prior to, and conditioned upon, the consummation of the CEPT Merger (such number of Surrendered CEPT Shares to be determined pursuant to a formula taking into account the number of CEPT Redeemed Shares and the gross proceeds from the PIPE Investments exceeding $100.0 million), and (vi) subject to and conditioned upon the Closing, agree that any loans outstanding from the Sponsor to CEPT shall be repaid either in cash or in CEPT Class A Ordinary Shares at $10.00 per share as determined by the Sponsor.

In addition, Sponsor agreed to subject the Sponsor Earnout Shares to vesting and potential forfeiture (and related transfer restrictions) after the Closing based on an earnout during the Earnout Period, with one-third of such shares vesting in the event the VWAP of a share of PubCo Common Stock exceeds $12.50, $15.00 and $17.50, in each case for at least 20 out of 30 consecutive trading days commencing 90 days after the Closing.

The parties also agreed to modify the lock-up applicable to the CEPT Class B Ordinary Shares set forth in the Insider Letter so that all of the Post-Combination Founder Shares that the Sponsor will receive in the CEPT Merger in exchange for the CEPT Class A Ordinary Shares it receives upon conversion of its CEPT Class B Ordinary Shares are subject to a 180 days lock-up, subject to certain exceptions and with early release for release events including a PubCo sale, change of control, going private transaction or delisting after the Closing. In addition, (i) one-third of such shares are released if the VWAP of PubCo Common Stock exceeds $12.50 for 20 out of any 30 trading days beginning 90 days after the Closing, (ii) one-third of such shares being released if the VWAP of PubCo Common Stock exceeds $15.00 for 20 out of any 30 trading days, and (iii) one-third of such shares being released if the VWAP of PubCo Common Stock exceeds $17.50 for 20 out of any 30 trading days, in each case, subject to early release for release events including a PubCo sale, change of control, going private transaction or delisting after the Closing.

The Sponsor Support Agreement will terminate and (except as contemplated therein), be of no further force or effect upon the earlier of the Closing and termination of the Business Combination Agreement pursuant to its terms. Upon such termination of the Sponsor Support Agreement, except as contemplated therein, the obligations of the parties under the Sponsor Support Agreement will terminate; provided, however, that such termination will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.

PIPE Subscription Agreements

Contemporaneously with the execution of the Business Combination Agreement, CEPT, PubCo and Securitize entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPT Merger, 22.5 million PIPE Shares at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $225 million. PIPE Investors are permitted under the PIPE Subscription Agreements to satisfy their commitments thereunder through the purchase of CEPT Class A Ordinary Shares on the public market, subject to certain restrictions set forth therein.

The closing of the PIPE Investment is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the PIPE Investors’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the PIPE Investors, among other customary closing conditions.

Pursuant to the PIPE Subscription Agreements, PubCo has agreed to certain obligations to register and maintain the registration of the shares of PubCo Common Stock into which the PIPE Shares are converted, including that, within 30 calendar days after the Closing, PubCo will file with the SEC (at PubCo’s sole cost and expense) a registration statement registering the resale of the shares of PubCo Common Stock into which the PIPE Shares are converted, and PubCo shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but in any event no later than 90 calendar days after the Closing, which may be extended by a maximum of 90 calendar days depending on the level of SEC review involved.

Each PIPE Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the respective parties to terminate such agreement; or (iii) October 27, 2026.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, the Sponsor, CEPT, PubCo and certain Securitize Stockholders will enter into the Amended and Restated Registration Rights Agreement pursuant to which PubCo will (i) assume the registration obligations of CEPT under such registration rights agreement, with such rights applying to the shares of PubCo Common Stock and (ii) provide registration rights with respect to the resale of shares of PubCo Common Stock held by the Sponsor and the Securitize Stockholders party thereto.

PubCo estimates that up to approximately              shares of PubCo Common Stock will be subject to registration rights pursuant to the Amended and Restated Registration Rights Agreement immediately following the Closing, representing approximately             % of the total issued and outstanding shares of PubCo Common Stock following the Business Combination and the consummation of the PIPE Investment, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that all PIPE Investors fund their commitments in their PIPE Subscription Agreements in cash, that the Sponsor Note and Sponsor Loan are repaid in cash and that no shares of PubCo Common Stock are issued pursuant to the Incentive Plan or the exercise of the Assumed Warrants.

Lock-Up Agreements

Concurrently with the Closing, as a condition to receiving their shares of PubCo Common Stock in the Securitize Merger, each Securitize Stockholder will enter into a Lock-Up Agreement with PubCo, pursuant to which each such Securitize Stockholder will agree that the shares of PubCo Common Stock received in the Securitize Merger will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions. The shares of PubCo Common Stock held by each Securitize Stockholder will be locked up until 180 days following the Closing, with (i) one-third of such shares being released if the VWAP of PubCo Common Stock exceeds $15.00 for 20 out of any 30 trading days beginning 90 days after the Closing, (ii) one-third of such shares being released if the VWAP of PubCo Common Stock exceeds $17.50 for 20 out of any 30 trading days, and (iii) one-third of such shares being released if the VWAP of PubCo Common Stock exceeds $20.00 for 20 out of any 30 trading days, in each case, subject to early release for release events including a PubCo sale, change of control, going private transaction or delisting after the Closing.

The foregoing lock-up restrictions do not apply to the following permitted transfers (provided that for transfers covered by clauses (i)–(vii) below, the transferee of such permitted transfer executes and delivers to PubCo an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of the Lock-Up Agreement and that Restricted Securities will not be transferred any further except in accordance with the Lock-Up Agreement):

(i)     in the case of an entity, transfers (A) to another entity that is an affiliate of the holder, (B) as part of a distribution to members, partners or stockholders of holder and (C) to officers or directors of holder, any affiliate or family member of any of holder’s officers or directors, or to any members, officers, directors or employees of holder or any of its affiliates;

(ii)    in the case of an individual, transfers by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, or an affiliate of such person;

(iii)   to a charitable organization;

(iv)   in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual;

(v)    in the case of an individual, transfers pursuant to a qualified domestic relations order;

(vi)   in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(vii)  transfers to satisfy any U.S. federal, state or local income tax obligations of holder (or its direct or indirect owners) to the extent necessary to cover any tax liability as a direct result of the Transactions;

(viii) transactions related to PubCo Common Stock acquired in open market transactions after the Closing, provided, that no such transaction is required to be, or is publicly announced, during the lock-up period;

(ix)   the exercise of any option to purchase PubCo Common Stock but, for the avoidance of doubt, any PubCo Common Stock received upon exercise of options, will remain subject to the restrictions of the Lock-Up Agreement during the lock-up period;

(x)    transfers to PubCo to satisfy tax withholding obligations pursuant to PubCo’s equity incentive plans or arrangements;

(xi)   the establishment at any time after the Closing, by a holder of a trading plan providing for the sale of PubCo Common Stock that meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, that no sales of Restricted Securities shall be made by such holder pursuant to such trading plan during the lock-up period and no public announcement or filing is voluntarily made regarding such plan during the lock-up period;

(xii)  transfers made in connection with a liquidation, merger, share exchange or other similar transaction that results in all of PubCo stockholders having the right to exchange their PubCo Common Stock for cash, securities or other property subsequent to the Closing; or

(xiii) solely with respect to Mr. Domingo, a pledge of a number of shares of PubCo Common Stock with a market value equal to no more than $10.0 million (calculated based on the price of a share of PubCo Common Stock on the principal exchange on which such securities are then listed or quoted (as reported on Bloomberg) as of or for the period required under the applicable lending agreement in a transaction as collateral to secure his obligations in respect of the advance of cash to payoff certain amounts owing from Mr. Domingo to Securitize at Closing.

Agreements with CF&Co.

CF&Co. was the lead underwriter for the CEPT IPO and was paid a cash underwriting discount of $4,800,000 in connection with the CEPT IPO.

On May 1, 2025, CEPT and CF&Co. entered into the Business Combination Marketing Agreement, pursuant to which CEPT engaged CF&Co. as an advisor in connection with an initial business combination to assist CEPT in holding meetings with CEPT Shareholders to discuss the a potential initial business combination and the acquisition target’s attributes, introduce CEPT to potential investors that are interested in purchasing CEPT securities and assist CEPT with its press releases and public filings in connection with an initial business combination. CEPT will pay CF&Co. a cash fee of $8,400,000 for such services upon the consummation of an initial business combination, including the Business Combination.

On September 25, 2025, PubCo, CEPT and Securitize entered into the PIPE Engagement Letter with CF&Co. and Citi, pursuant to which they engaged CF&Co. and Citi as the co-placement agents for the PIPE Investment. For the services provided thereto, CF&Co. will receive a cash fee at the Closing equal to approximately $4.3 million (assuming that all PIPE Investors fund, or are deemed to have funded, their commitments in the PIPE Subscription Agreements and excluding certain PIPE Investors who had pre-existing investments in Securitize).

On October 10, 2025, CEPT entered into the M&A Engagement Letter, pursuant to which CEPT engaged CF&Co. as its exclusive financial advisor for the Business Combination. Pursuant to the M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at the Closing equal to 1% of the Securitize Equity Value, and up to an additional 0.5% of the Securitize Equity Value (which shall be reduced in proportion to the number of Public Shares redeemed prior to the Closing).

Proposal No. 1 — The Business Combination Proposal

General

CEPT Shareholders are being asked to approve the Business Combination Agreement and the Business Combination. CEPT Shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, a copy of which is attached hereto as Annex A. Please see the section entitled “The Business Combination — The Business Combination Agreement” and “Summary of the Proxy Statement/Prospectus — The Transactions — Related Agreements” below for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this Proposal.

CEPT may consummate the Business Combination only if (i) the Business Combination Proposal is approved by an ordinary resolution, being a resolution passed at the Meeting by the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum), and (ii) the Merger Proposal is approved by a special resolution, being a resolution passed at the Meeting by the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum).

If any of those Proposals is not approved by CEPT Shareholders, the Business Combination will not be consummated, unless waived by the parties. The Merger Proposal is conditioned upon the approval of the Business Combination Proposal. The Organizational Documents Proposals and the Nasdaq Proposal are conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.

Headquarters; Listing of Securities

After completion of the transactions contemplated by the Business Combination Agreement:

•        the corporate headquarters and principal executive offices of PubCo will be located at            ; and

•        if PubCo’s application for listing are approved, shares of PubCo Common Stock will be traded on Nasdaq under the symbol “SECZ.”

Background of the Business Combination

The terms of the Business Combination are the result of arm’s-length negotiations between representatives of CEPT and Securitize. The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement. This chronology does not purport to catalogue every correspondence among representatives of CEPT and Securitize.

CEPT is a blank check company incorporated as a Cayman Islands exempted company on November 11, 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On May 5, 2025, CEPT closed the CEPT IPO and began its search for an acquisition target. During its search process, CEPT formally evaluated approximately four business combination opportunities across several business sectors, including, among others, cryptocurrencies, tokenization and consumer products. With respect to the companies it evaluated, CEPT executed non-disclosure agreements with three potential target businesses (including Securitize) and entered into substantive discussions with two of these three potential target businesses and their key stockholders. Among the potential targets CEPT had substantive discussions with, CEPT executed two letters of intent (including one with Securitize), as further described below. During CEPT’s search for a business combination target, management of CEPT kept members of the CEPT Board apprised of the details of such business combination opportunities, including overviews of the businesses, terms of the proposed business combinations, and material discussions with such businesses.

On March 13, 2025, Carlos Domingo, the Chief Executive Officer of Securitize, was introduced to representatives of CF&Co. in a meeting, at which time Mr. Domingo had provided CF&Co. with a general overview of its business. Securitize expressed interest in updating CF&Co. on the state of its business, from time to time, and on June 3, 2025, representatives of CF&Co. and Securitize had a call for CF&Co. to provide an update on Securitize’s business.

On June 6, 2025, CEPT executed a letter of intent with a consumer products company (“Target A”). From June 2025 to July 2025, CEPT conducted initial due diligence of Target A, and CEPT and Target A held discussions regarding the structuring of a business combination. In July 2025 the parties jointly decided not to pursue a business combination further and on July 18, 2025, CEPT and Target A terminated their letter of intent.

On each of June 12, 2025, June 27, 2025 and July 29, 2025, representatives of CF&Co. and Securitize had calls to discuss Securitize, its business and the ways in which CF&Co. could assist Securitize in a capital raising transaction. On the July 29, 2025 call, the parties also discussed the possibility of Securitize pursuing a de-SPAC transaction to facilitate greater access to capital by becoming a publicly-traded entity.

On July 31, 2025, representatives of CF&Co. made a presentation to Securitize and two of its stockholders on the state of the de-SPAC market and CF&Co.’s experience and capabilities in the SPAC market.

Shortly after the July 31, 2025 call, Securitize confirmed to CF&Co. its potential interest in pursuing a de-SPAC transaction and advised CF&Co. that it was in the process of engaging Citi to serve as a financial advisor on the potential de-SPAC transaction. At that time, CF&Co. suggested to Securitize that CEPT might be a suitable de-SPAC partner.

On August 4, 2025, CEPT was made aware of the opportunity with Securitize by CF&Co.

On August 5, 2025, CEPT sent a non-disclosure agreement to Securitize, which the parties negotiated and executed on that date. The parties subsequently scheduled a meeting for August 8, 2025 to discuss Securitize’s business and potential transaction opportunities in greater detail.

On August 7, 2025, Securitize sent CF&Co. a corporate presentation detailing Securitize’s business in advance of the August 8, 2025 meeting.

On August 8, 2025, representatives of CF&Co., Securitize and Citi, Securitize’s investment banking advisor, met to discuss the corporate presentation and the potential de-SPAC transaction. The parties discussed the entry by Securitize and CEPT entering into a non-binding letter of intent (an “LOI”) to set forth the material terms of a potential de-SPAC transaction between such parties; representatives from Citi indicated Securitize and its advisors would prepare and share a draft LOI with representatives of CF&Co. the following week (the week of August 11, 2025).

On August 11, 2025, representatives of CF&Co. and Citi held a call to discuss overall potential transaction process and timing.

On August 20, 2025, representatives of CF&Co. and Securitize had a call to discuss additional detail around a potential transaction.

On August 26, 2025, Mr. Domingo met with representatives of CF&Co. at CF&Co.’s offices in Manhattan, New York. Mr. Domingo presented Securitize’s business and industry outlook and expressed Securitize’s interest in engaging in a potential transaction with CEPT. The parties also discussed their respective desires to work quickly towards a potential transaction and, if Securitize determined to engage in a de-SPAC transaction, Securitize’s desire to quickly select the SPAC that Securitize desires to move forward with in such a transaction. Following later discussions, Securitize selected CEPT as the potential partner to engage in a de-SPAC transaction.

During these August 2025 meetings and discussions between representatives of Securitize and CF&Co., representatives of CF&Co. and representatives of CEPT began their evaluation of Securitize, which included, among other things, an initial evaluation of Securitize’s business, business model, technology and the market valuations for companies similar to Securitize.

On August 29, 2025, Citi, on behalf of Securitize, sent CEPT a form of LOI which included a proposed pre-transaction equity value of Securitize of $1.25 billion along with an earnout for an additional 5% of such amount (or $62.5 million), with one-third of the earnout vesting based on the VWAP of PubCo of $15, $20 and $25. The LOI also proposed that the parties would seek to raise approximately $150 million in a private placement, that the Sponsor forfeit up to 60% of its CEPT Founder Shares based on redemptions, that 50% of the remaining CEPT Founder Shares vest at the Closing and that the remaining 50% of the CEPT Founder Shares vest based on the VWAP of PubCo of $12.50, $15 and $17.50.

On September 4, 2025, CEPT sent Securitize a revised LOI, which bracketed the proposed equity value, adjusted the potential forfeiture of CEPT Founder Shares by the Sponsor to be up to 30% based on redemptions, with 70% of the remaining CEPT Founder Shares vesting at the Closing and 30% being subject to the earnout.

Between September 5, 2025 and September 17, 2025, the parties exchanged drafts of the LOI, discussed various provisions in the LOI and agreed on the final terms of the LOI. Key matters discussed, negotiated and agreed by the parties included the equity value of Securitize, the amount of the potential PIPE Investment, the lock-up period applicable to the shares of PubCo Common Stock to be received by Securitize Stockholders (and potential early release events) and similar restrictions on the Sponsor’s shares of PubCo Common Stock received in exchange for the CEPT Founder Shares, a minimum available cash condition tied to the amount of proceeds from the PIPE Investment, the forfeiture and earnout provisions applicable to the Sponsor’s CEPT Founder Shares, the exclusivity provisions in the letter of intent, and the costs and expenses of the proposed business combination.

On September 9, 2025, Citi provided CEPT and certain of its representatives with access to a virtual data room (the “Data Room”) containing initial due diligence materials.

On September 16, 2025, the CEPT Board was provided an update on CEPT’s search for a business combination, was apprised that CEPT had begun discussions with Securitize regarding a potential business combination with Securitize, and was provided the then current version of the LOI, a presentation prepared by CF&Co. and a presentation prepared by Securitize.

Further on September 16, 2025, CEPT engaged Hughes Hubbard & Reed LLP (“HHR”) as its legal counsel for the proposed business combination.

Additionally on September 16, 2025, CF&Co. and Citi held a kick-off call regarding the Transactions.

On September 17, 2025, CF&Co., on behalf of CEPT, sent Securitize an initial due diligence request list setting forth the initial materials of Securitize that CEPT wanted to review. In response to such request, Securitize uploaded additional documents into the Data Room for CEPT’s review. CEPT updated this due diligence request list from time to time during the course of the diligence of Securitize and Securitize and Citi provided additional materials in the Data Room and via e-mail in response to CEPT’s requests and CF&Co., CEPT, and their respective advisors performed due diligence in furtherance of the proposed PIPE Investment and business combination.

On September 17, 2025, the CEPT Board held a special meeting. In addition to all of the members of the CEPT Board, the meeting was attended by officers of CEPT and representatives of the Sponsor and CF&Co. At the special meeting, the CEPT Board was provided background information on Securitize and discussed the proposed terms of the business combination between Securitize and CEPT. By a unanimous vote of the CEPT Board, the CEPT Board authorized the execution of the LOI by CEPT.

On September 18, 2025, CEPT and Securitize executed the LOI. The LOI contemplated a $1.25 billion pre-money equity value for Securitize, an aggregate potential earnout of PubCo Common Stock equal to 5% of the equity, a PIPE Investment of approximately $150 million, a six month lock-up (subject to early release as provided therein) applicable to the shares of PubCo Common Stock to be received by Securitize Stockholders, a minimum available cash condition of at least $100 million of gross proceeds being raised in the PIPE Investment, and the forfeiture and earnout provisions applicable to the Sponsor’s CEPT Founder Shares. The LOI also included additional customary terms.

Beginning on September 19, 2025 and continuing through execution of the Business Combination Agreement, the CEPT management team, its legal and financial advisors and representatives of the Sponsor engaged in due diligence of Securitize, including reviewing the materials in the Data Room, requesting additional documentation, reviewing additional information provided, and holding multiple due diligence video and telephonic conference calls with Securitize’s management team, employees and advisors. Additional information was provided in the Data Room and via e-mail and a number of follow-up diligence calls were hosted as requested by CEPT. During due diligence, CEPT and Securitize discussed, among other things, an overview of Securitize and its current and future product and service offerings, Securitize’s technology, operations, sales and marketing, corporate legal structure, compliance, licenses and regulatory matters, material contracts, intellectual property, historical, current and projected financial condition, employment structure, human resources and related matters, ongoing economic and contractual relationships with its key partners and other diligence matters. In addition, CEPT and its advisors and representatives received demonstrations of Securitize’s software and customer and issuer interfaces. Such diligence continued as requested by CEPT through negotiation and finalization of the Business Combination Agreement and Ancillary Documents.

On September 19, 2025, HHR and Davis Polk & Wardwell LLP (“DPW”), Securitize’s legal counsel, discussed the PIPE Investment, the LOI, the Business Combination Agreement and certain Ancillary Documents and the allocation of drafting responsibility between legal counsel.

Between September 22, 2025 and September 24, 2025, CEPT, Securitize, Citi and CF&Co., and each of their respective counsel, negotiated the terms and conditions of the PIPE Engagement Letter, which such terms included the identity of any PIPE Investors for which Citi and CF&Co. would not be entitled to receive placement agent fees.

On September 22, 2025, the CEPT Audit Committee was given an update on the proposed transaction and advised that the parties were in the process of negotiating the PIPE Engagement Letter which, when in substantially final form, would be provided to the CEPT Audit Committee for its review and approval.

On September 24, 2025, the CEPT Audit Committee was provided the final draft of the PIPE Engagement Letter, and the CEPT Audit Committee approved the entry by CEPT into the PIPE Engagement Letter.

On September 25, 2025, CEPT, Securitize, Citi and CF&Co. executed the PIPE Engagement Letter and on September 25, 2025, Citi and CF&Co. began “wall-crossing” prospective PIPE Investors to gauge their interest in a potential PIPE Investment. Over the next few weeks, Citi and CF&Co. obtained indications of interest from prospective PIPE Investors.

On September 29, 2025, DPW sent HHR and Skadden, Arps, Slate, Meagher & Flom LLP, Citi and CF&Co.’s legal counsel for the PIPE Investment, a draft of the form of PIPE Subscription Agreement. Between September 29, 2025 and October 6, 2025, the parties circulated revised drafts of the form of PIPE Subscription Agreement and on October 6, 2025, the form of PIPE Subscription Agreement was uploaded to a data room maintained for prospective PIPE Investors.

On October 7, 2025, HHR sent DPW an initial draft of the Business Combination Agreement. In connection therewith, HHR and DPW discussed the timing and process for the proposed transaction, including the general parameters related to the Ancillary Documents.

From October 7, 2025 through October 27, 2025, representatives of CEPT and Securitize, and members of their respective legal and financial advisors, conducted various telephonic conferences regarding the terms of the Business Combination Agreement and exchanged drafts and negotiated the terms of the Business Combination Agreement and the Ancillary Documents, including the disclosures schedules to the Business Combination Agreement, the Shareholder Support Agreement, the Sponsor Support Agreement, and the forms of the Lock-up Agreement, Amended and Restated Registration Rights Agreement, PubCo Charter and PubCo Bylaws. During this time, the parties negotiated and resolved all open items in the Business Combination Agreement and the Ancillary Documents. The principal points that were resolved included the finalization of the inclusions and exclusions in the $1.25 billion equity value and in calculating the exchange ratio determining the number of shares of PubCo Common Stock the Securitize Stockholders would receive in exchange for their Securitize Shares, the right of the CEPT Board to change its recommendation to CEPT Shareholders to vote in favor of the Proposals, the terms of the lock-ups (and triggers for early release) applicable to the PubCo Common Stock held after the Mergers by the Securitize Stockholders and the Sponsor, the scope of representations and disclosures by Securitize under the Business Combination Agreement, restrictions on changes to Securitize during the interim period between signing of the Business Combination Agreement and the Closing, the Sponsor’s rights in respect of enforcing PubCo’s obligations under the Business Combination Agreement and Ancillary Documents, the forfeiture and earnout provisions applicable to the Sponsor’s CEPT Founder Shares, and the terms of the earnout (and potential early earnout triggers) for shares of PubCo Common Stock potentially issuable to the Securitize Stockholders.

On October 10, 2025, the CEPT Audit Committee was provided with the final draft of the M&A Engagement Letter for its review and approval, the CEPT Audit Committee approved the entry by CEPT into the M&A Engagement Letter, and CEPT and CF&Co. entered into the M&A Engagement Letter.

On October 20, 2025, the CEPT Board was provided an update on the status of the Business Combination and related negotiations and transactions and then current drafts of the Business Combination Agreement and investor presentation in connection with the PIPE Investment.

On October 24, 2025, a final form of PIPE Subscription Agreement was uploaded to the data room maintained for prospective PIPE Investors, with changes reflecting comments received that were accepted by Securitize and CEPT. Citi and CF&Co. requested prospective PIPE Investors provide their final subscription amounts (and executed PIPE Subscription Agreements) by October 24, 2025, pending execution of the Business Combination Agreement and the Ancillary Documents (including the PIPE Subscription Agreements) by Securitize and CEPT.

On October 24, 2025, the CEPT Board was provided the then current drafts of the Business Combination Agreement, CEPT’s disclosure schedules to the Business Combination Agreement and the other Ancillary Documents and a presentation prepared by Maples & Calder (Cayman), LLP, CEPT’s local counsel in the Cayman Islands, regarding the directors’ fiduciary duties under Cayman Islands law.

On October 26, 2025, the CEPT Board and CEPT Audit Committee were provided a draft presentation from CF&Co. regarding the Business Combination, drafts of written resolutions of the CEPT Board and CEPT Audit Committee approving the Transactions, updated drafts of the Business Combination Agreement and other Ancillary Documents, and drafts of the PubCo Charter, PubCo Bylaws and Securitize’s disclosure schedules to the Business Combination Agreement.

On October 27, 2025, a special meeting of the CEPT Board was held. In addition to all members of the CEPT Board, the meeting was attended by officers of CEPT and representatives of the Sponsor, CF&Co. and HHR. The CEPT Board, with the assistance of its financial and legal advisors, discussed and reviewed the Business Combination, including the terms and conditions of the Business Combination Agreement and the Ancillary Documents, the potential benefits of, and risks relating to, the Business Combination, the reasons for entering into the Business Combination Agreement, the proposed timeline for entering into the definitive transaction agreements and announcing the Business Combination, and related fiduciary duties, and conflicts of interest of the Sponsor and the officers and directors of CEPT with respect to the Business Combination.

Following the special meeting on October 27, 2025, by unanimous written consent, the CEPT Audit Committee unanimously approved the entry into the Business Combination Agreement and the Transactions and each of the Ancillary Documents that included CEPT and either the Sponsor or CF&Co. as parties and certain other matters.

Additionally, on October 27, 2025, by unanimous written consent, the CEPT Board unanimously approved the Business Combination and the other Transactions, the entry into the Business Combination Agreement and the Ancillary Documents to be executed by CEPT and recommended that the CEPT Shareholders vote “FOR” the Business Combination Proposal. See “— CEPT Board’s Reasons for the Approval of the Business Combination” for additional information related to the factors considered by the CEPT Board in approving the Business Combination.

On October 27, 2025, CEPT and Securitize finalized the terms of the Business Combination Agreement and Securitize’s disclosure schedules to the Business Combination Agreement.

On October 27, 2025, CEPT, Securitize Merger Sub, CEPT Merger Sub, PubCo and Securitize executed the Business Combination Agreement. Concurrently with the execution of the Business Combination Agreement, CEPT also entered into the Shareholder Support Agreement, the Sponsor Support Agreement and the PIPE Subscription Agreements, in each case, with the counterparties thereto. See “— Related Agreements” for additional information.

On October 28, 2025, the parties issued a joint press release announcing the execution of the Business Combination Agreement, and CEPT published a Form 8-K with the SEC that included a copy of the joint press release and a copy of the investor presentation used for the PIPE.

On October 30, 2025, CEPT filed a Form 8-K with the SEC that included a copy of the Business Combination Agreement and the forms or copies of the other executed Ancillary Documents.

CEPT Board’s Reasons for the Approval of the Business Combination

The CEPT Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the CEPT Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the CEPT Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Neither the CEPT Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether to pursue the terms of the Business Combination (including the consideration to be received by CEPT Shareholders and Securitize Stockholders). The independent directors of the CEPT Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated CEPT Shareholders to negotiate the terms of the Business Combination and/or prepare a report concerning the approval of the Business Combination.

Before reaching its decision, the CEPT Board was provided information regarding the findings from the due diligence conducted by its advisors, reviewed the analyses conducted by its management, representatives of the Sponsor and CEPT’s legal and financial advisors, and discussed the diligence findings at the October 27, 2025 special meeting. The due diligence conducted by CEPT’s management, representatives of the Sponsor and CEPT’s legal and financial advisors included:

•        a presentation by CF&Co. to the CEPT Board, in CF&Co.’s capacity as financial advisor to CEPT, of financial and valuation analyses of Securitize and the Business Combination utilizing information provided by Securitize and publicly available information, as further described in the section entitled “— Certain Forecasted Information for Securitize” below;

•        review of historical financial performance of Securitize and expected performance for the remainder of 2025 and in 2026, including information on recurring revenues and contractual commitments in respect of its pipeline;

•        financial, tax, legal, insurance, accounting, operational, business, management, employment and other due diligence, including a review of material contracts and other material matters;

•        meetings and calls with the management team and employees of Securitize regarding, among other things, operating environment, outlook, plans, forecasts, customers, targeted products and services; and

•        consultation with CEPT management and its legal and financial advisors.

The CEPT Board determined that pursuing a potential business combination with Securitize would be an attractive opportunity for CEPT and CEPT Shareholders for a number of reasons, which determination was based on a number of factors including, but not limited to, the following:

•        Securitize’s Existing Operations.    Securitize’s platform for the tokenization of real-world assets, and relationships with several institutional partners, such as BlackRock, Apollo, Hamilton Lane and VanEck.

•        Securitize’s Implementations.    Securitize’s platform has already been implemented with a number of leading institutional partners across a range of assets including treasury funds, equities and private investment funds.

•        Securitize’s Integration with the Digital Asset Ecosystem.    Securitize is currently integrated with facets of the digital asset ecosystem, including multiple blockchains, custodians, oracle providers, institutional brokers, liquidity providers, DeFi protocols and stablecoin infrastructure.

•        Securitize’s Financial Performance and Forecasted Outlook.    Securitize has experienced significant quarterly revenue growth since the start of 2024 ($17.6 million in the second quarter of 2025 versus $1.8 million in the first quarter of 2024 and achieved positive EBITDA of $9.8 million for the six-month period ending June 30, 2025). Securitize expects to achieve approximately $110 million in 2026 revenues (including revenue of approximately $85 million that is contracted and recurring based on current AUM) and approximately $32 million in 2026 EBITDA.

•        Digital Asset Regulatory Clarity.    With the current U.S. administration viewed as supportive of developing the cryptocurrency industry, and with momentum towards positive regulatory clarity in the United States, there may be increased institutional adoption of digital assets which may help drive the growth of tokenization.

•        Growth Potential of Securitize’s Business.    Securitize is well-positioned to capitalize on the potential tokenization market due to its products, connectivity to the crypto ecosystem and ability to attract customers, partners and investors.

•        Continued Ownership by Securitize Stockholders.    The CEPT Board considered that (i) Securitize Stockholders include a number of leading financial institutions and blockchain/cryptocurrency technology firms, (ii) Securitize Stockholders are converting all of their equity into shares of PubCo Common Stock, (iii) Securitize Stockholders will be significant stockholders of PubCo after Closing, and (iv) in order to receive shares of PubCo Common Stock, Securitize Stockholders must enter into Lock-Up Agreements.

•        Securitize CEO and CFO.    Following completion of the Business Combination, PubCo will be led by the same CEO and CFO that led Securitize prior to the Business Combination.

•        Securitize Being an Attractive Target.    The CEPT Board considered the fact that Securitize (i) provides a service that currently has an attractive base of customers, and the tokenization market provides room for continued growth, (ii) has a business plan, that if successfully implemented, could increase revenues and improve the financial performance of Securitize, (iii) has reduced significant historical losses to generate positive EBITDA and (iv) might benefit from the consummation of the Business Combination by becoming a public company.

•        Valuation.    The CEPT Board’s determination that if Securitize is successful in executing its business plan, the value of CEPT Shareholders stake in PubCo may grow. For more, see “The Business Combination Proposal — Certain Forecasted Information for Securitize.”

•        Involvement of the PIPE Investors.    The CEPT Board considered that the commitment of the PIPE Investors to invest $225.0 million in CEPT and PubCo via the PIPE Investment at Closing, at a purchase price of $10.00 per share, demonstrates Securitize’s ability to attract capital at a valuation consistent with the Business Combination.

•        Terms and Conditions of the Business Combination Agreement.    The terms and conditions of the Business Combination Agreement and the Business Combination, were, in the opinion of the CEPT Board, the product of arm’s-length negotiations between the parties.

•        Redemption Option.    The right of CEPT Shareholders to redeem their Public Shares in connection with the Closing as further described herein.

In the course of its deliberations, in addition to the various other risks associated with the business of Securitize, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, the CEPT Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the following:

•        Macroeconomic Risks Generally.    Macroeconomic uncertainty, and the effects that could have on PubCo’s revenues and financial performance.

•        Success of Crypto Ecosystem and Tokenization.    Securitize’s market valuation is dependent upon the continued health and growth of the crypto ecosystem and tokenization of financial assets. Both trends are currently positive with a favorable regulatory environment and growing adoption among the financial sector. However, the sector has experienced volatility in the past, which may negatively impact Securitize’s business model, future growth opportunities and market value.

•        Regulatory Risks with respect to DeFi and Blockchain-focused Businesses.    Government regulation of decentralized finance and blockchain businesses is evolving and changes in regulation, including tax policy or as a result of any change in administrations or regulators, could impact the value of DeFi and Blockchain-focused businesses, the market for tokenized assets and the value of PubCo.

•        Competition in Securitize’s Industry.    Securitize competes within an evolving and highly competitive industry, with multiple participants competing for the same customers. Some competitors have greater capital resources than PubCo. Recently, a number of potential competitors and existing customers have announced plans to focus on tokenization and may become competitors to Securitize or may cease being customers of Securitize.

•        Securitize Customer Contracts.    Certain of Securitize’s customer contracts are not long term, and most existing agreements do not contain exclusivity provisions and may be terminated under specified conditions. As a result, there can be no assurance that customers will continue their relationships with Securitize, and some may choose to engage with competitors or develop comparable technology internally.

•        Risks in Securitize’s Business Plan, including the Reliance on and Potential Loss of Key Relationships.    Securitize may not be successful in maintaining its market position and continued growth. As noted above, Securitize’s relationships are generally not bound by long-term contracts, and Securitize may overly rely on certain products (such as BUIDL, which represents more than 60% of Securitize’s tokenized assets under management as of September 30, 2025) and clients that provide Securitize with broader exposure and an enhanced reputation in the industry. Further, certain contracts with such key clients do not restrict the ability of such clients to pursue tokenization activities “in-house”. The loss of such clients may adversely impact Securitize’s prospects. While Securitize has recently achieved positive EBITDA, there is no guarantee this will be sustainable and that Securitize will not be required to raise additional capital in the future.

•        Exclusivity Arrangements in Customer Agreements.    Certain customer agreements grant those customers exclusivity for certain products. While these arrangements are limited, granting of exclusivity may limit future business opportunities for Securitize.

•        Risks Related to Use of “Open Source” Software.    Securitize relies on “open source” software. The use and distribution of open source software may entail greater risk than the use of third-party commercial software as open source licensors generally do not provide protections regarding infringement claims or the quality of the code. To the extent that Securitize depends upon the successful operation of the open source software it uses, any undetected errors or defects in this open source software could impair Securitize’s functionality, delay new solution introductions, result in a failure of its platform, and injure its reputation. For example, undetected errors or defects in open source software could render Securitize vulnerable to breaches or security attacks, and, in conjunction, make its systems more vulnerable to data breaches. Furthermore, some open source licenses contain requirements that Securitize make available source code for modifications or derivative works Securitize creates based upon the type of open source software Securitize uses. If Securitize combines its proprietary software with open source software in a specific manner, it could, under some open source licenses, be required to release the source code of its proprietary software to the public. This would allow Securitize competitors to create similar solutions with lower development effort.

•        Securitize’s Data Privacy.    Securitize may need to significantly expand its IT and compliance resources to ensure compliance with all IT and data privacy laws. A failure to be in compliance with all IT and data privacy laws could subject it to large potential fines and other litigation.

•        Securitize’s PCAOB Audits.    Securitize has not historically received PCAOB audits and does not have experience with PCAOB reporting, and there may be delays or significant changes in presentation in preparing the necessary PCAOB audits for 2025 that affect Securitize’s ability to close the Transactions in a timely manner or provide a less positive presentation of its financial condition and results of operations.

•        IP Risks.    Securitize has limited registered intellectual property and no patents, and as a result, could in the future be subject to intellectual property infringement claims, whether with or without merit, which could lead to substantial additional costs. Securitize also relies on a significant number of foreign independent contractors, and as Securitize’s reputation grows, there may be issues with respect to ownership or infringement of Securitize’s intellectual property.

•        Readiness to be a Public Company; Management Team.    As Securitize has not previously been a public company, its senior executives have not previously been senior executives of a public company. In addition, several key members of management have recently left Securitize, and it may not have all the different types of employees necessary for it to timely and accurately prepare financial statements and reports for filing with the SEC. Securitize will be required to significantly expand its financial and legal operations and there is a risk that Securitize will not be able to hire the right people to fill in these gaps by the time of the Closing or that additional issues could arise after the Closing due to its failure to have hired these people in advance of Closing. As Securitize increases its presence into additional countries and expands its business into registered investment advisor and other regulated businesses, its compliance infrastructure more generally may not be able to keep pace with the increased compliance risks presented by rapid growth.

•        Lack of Multi-Year Projections.    In its ordinary course of business, Securitize does not maintain multi-year projections and Securitize instructed CEPT to rely on summary projections for the remainder of 2025 and 2026.

•        Securitize Will Incur Additional Costs as a Result of Operating as a Listed Company.    Following the Business Combination, Securitize will incur certain additional legal, accounting and other expenses that it would not incur as a private corporation. As a listed company, Securitize will be subject to additional rules and regulations, and Securitize’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, Securitize expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time consuming and costly.

•        Shares Available for Sale/Lock-Ups.    The PubCo Common Stock to be issued to (i) the Securitize Stockholders in exchange for their Securitize shares are subject to a six month lock-up, subject to the exceptions described in this proxy statement/prospectus, (ii) the Sponsor in the exchange for the CEPT Private Placement Shares are subject to a 30 day lock-up, and (iii) the Sponsor in exchange for its CEPT Founder Shares are subject to a six month lock-up, subject to the exceptions described in this proxy statement/prospectus. PubCo is required to register such shares promptly after Closing. Upon the registration of such shares of PubCo Common Stock and upon the expiration of any applicable lock-up, a substantial number of shares of PubCo Common Stock may become available for sale, which could have a negative impact on PubCo’s stock price.

•        Absence of Fairness Opinion.    CEPT did not obtain a fairness opinion (or any similar report or appraisal) in connection with the Business Combination.

•        Liquidation.    The risks and costs to CEPT if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in CEPT being unable to effect a business combination prior to the Combination Deadline, which would require CEPT to liquidate.

•        CEPT Shareholder Actions.    CEPT Shareholders may object to and challenge the Business Combination and take action that may prevent or delay the Closing.

•        Closing Conditions.    Completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within CEPT’s control.

•        CEPT Shareholders Holding a Minority Position in PubCo.    Existing CEPT Shareholders will hold a minority position in PubCo following completion of the Business Combination, with existing CEPT Shareholders (excluding the Sponsor) owning approximately 13.1% of PubCo after Closing, assuming that no shares of Public Shares are redeemed by CEPT Shareholders.

•        Sponsor Incentives.    The Sponsor and its affiliates may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to CEPT Shareholders, rather than to liquidate (in which case the Sponsor would lose its entire investment in CEPT). In addition, as described elsewhere in this proxy statement/prospectus,

CF&Co. is entitled to fees that will only be received if the Business Combination is completed. As a result, the Sponsor and directors on the CEPT Board affiliated with the Sponsor may have a conflict of interest in determining whether the Business Combination is an appropriate transaction to be consummated by CEPT and/or in evaluating the terms of the Business Combination.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Redemptions.    The risk that holders of CEPT Public Shares would exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account.

•        Exchange Listing.    The potential inability to maintain the listing of PubCo’s securities on Nasdaq or another national securities exchange immediately following the Closing including, as an example, the ability to maintain a sufficient number of round lot holders in the event of excessive redemptions by the holders of Public Shares.

•        Valuation.    The risk that the CEPT Board may not have properly valued Securitize’s business.

•        Distraction to Operations.    The risk that the potential diversion of Securitize’s management and employee attention as a result of the Business Combination may adversely affect Securitize’s operations.

In addition to considering the factors described above, the CEPT Board also considered that:

•        Interests of Certain Persons.    The Sponsor, its affiliates and certain officers and directors of CEPT, as individuals, may have interests in the Business Combination that are in addition to, and that may be different from, the interests of CEPT Shareholders (see section entitled “The Business Combination Proposal — Interests of the Sponsor and CEPT’s Officers and Directors in the Business Combination”). CEPT’s independent directors on the CEPT Audit Committee reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the CEPT Audit Committee, the Business Combination Agreement and the transactions contemplated therein.

•        Differing Returns.    The Sponsor paid $25,000, or approximately $0.004 per share, for the CEPT Founder Shares (of which it currently holds 6,000,000), which such CEPT Founder Shares, if unrestricted and freely tradeable, would be valued at approximately $72.2 million, based on the closing price of CEPT Class A Ordinary Shares of $12.03 on October 24, 2025, the last trading day prior to the date the CEPT Board approved the Business Combination. Such shares will be worthless if a business combination is not consummated. The Sponsor and its affiliates can earn a positive rate of return on their investment even if Public Shareholders experience a negative return following the consummation of the Business Combination.

After considering the foregoing, the CEPT Board concluded, in its business judgment, that the potential benefits to CEPT and its stockholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Certain Forecasted Information for Securitize

Securitize provided CEPT with internally prepared estimates of revenue and Adjusted EBITDA for the periods ending December 31, 2025 (the “2025 Estimate”) and December 31, 2026 (the “2026 Estimate”, together with the 2025 Estimate, the “Estimates”). The 2025 Estimate was $69 million of revenue and $17 million of Adjusted EBITDA. The 2026 Estimate was $110 million of revenue and $32 million of Adjusted EBITDA. This prospective financial information was not prepared in compliance with GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Estimates were prepared solely for internal use, capital budgeting and other management purposes. The Estimates are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments. The Estimates may be materially different from actual results.

The Estimates reflect numerous assumptions including assumptions with respect to general business, economic, currency exchange, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond Securitize’s control, such as the risks and uncertainties contained in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Furthermore, the Estimates do not take into account any circumstances or events occurring after the date on which they were prepared. The Estimates were prepared in September 2025.

Comparable Company Analysis

In connection with its approval of the Business Combination Agreement, the CEPT Board considered comparisons of the illustrative enterprise valuations and the implied revenue multiples derived from several groups of companies with attributes similar to Securitize (the “Comparable Company Analysis”), including:

Crypto Centric Trading Platforms (the “Crypto Centric Trading Platforms Comparable Group”):    The Crypto Centric Trading Platforms Comparable Group includes a selection of companies offering, among other things, platforms for trading, holding and otherwise providing services with respect to cryptocurrencies. Companies include Coinbase Global, Inc., Circle Internet Group, Inc., Galaxy Digital Inc., Figure Technology Solutions, Inc., Bullish, Gemini Space Station, Inc. and eToro Group Ltd.

Online Trading Platforms (the “Online Trading Platforms Comparable Group”):    The Online Trading Platforms Comparable Group includes a selection of companies offering, among other things, financial payments and trading services. Companies include Robinhood Markets, Inc., PayPal Holdings, Inc. and Block, Inc.

Traditional Issuer Service Providers (the “Traditional Issuer Services Providers Comparable Group”):    The Traditional Issuer Services Providers Comparable Group includes a selection of companies offering, among other things, a range of reporting, accounting and other investor services. Companies include Broadridge Financial Solutions, Inc. and Computershare Limited.

The pre-transaction enterprise value of Securitize on a standalone basis (“Standalone Securitize”) is $1.245 billion and the enterprise value of Securitize on a pro forma basis for the Transaction (“Pro Forma Securitize”) is $1.372 billion. Revenue for the twelve month period ending June 2025 (“LTM”), 2025 estimated revenue and 2026 estimated revenue are $46.8 million, $69.0 million and $110.0 million, respectively. LTM Adjusted EBITDA for the twelve month period ending June 2025, 2025 estimated Adjusted EBITDA and 2026 estimated Adjusted EBITDA are $5.9 million, $17.0 million and $32.0 million, respectively.

Comparable Company Analysis						($ millions)
	Enterprise	Enterprise Value/Revenue			Enterprise Value/Adjusted EBITDA
	Value	LTM	CY2025E	CY2026E	LTM	CY2025E	CY2026E
Standalone Securitize	$1,244.80	26.60x	18.04x	11.32x	NM	NM	38.9x
Pro Forma Securitize	1,372.00	29.32x	19.88x	12.47x	NM	NM	NM
Crypto Centric Trading Platform – Mean		17.52x	20.46x	12.97x	20.2x	19.2x	23.2x
Online Trading and Payments – Mean		13.06x	11.14x	9.53x	13.3x	12.2x	10.6x
Traditional Issuer Services Providers – Mean		4.51x	4.46x	4.34x	14.6x	14.9x	14.4x

____________

Source:   Company filings and S&P Capital IQ.

Note:       LTM as of June 30, 2025.

Note:       Valuation multiples greater than 40.0x or less than 0.0x are considered Not Meaningful (“NM”).

These groups of companies were selected by CF&Co. based on, among other factors, the fact that they are publicly traded companies with operations and businesses that, for purposes of this analysis, were considered by CF&Co. to be relevant to those of Securitize. None of the Comparable Companies is identical to Securitize, or one another. Therefore, the Comparable Company Analysis is subject to certain limitations and a complete valuation analysis of Securitize cannot rely solely upon a quantitative review of the selected public companies, but rather must involve complex considerations and judgments concerning differences in financial and operating characteristics of such companies that could affect their value relative to that of Securitize. See the “General” section below for more detail on judgments and assumptions made by CF&Co. as part of the Comparable Company Analysis.

Precedent Transaction Analysis

The CEPT Board also considered illustrative transaction valuations and the implied LTM revenue and LTM Adjusted EBITDA multiples for two groups of M&A transactions (the “Precedent Transaction Analysis”), including:

Crypto Centric Trading Platforms (the “Crypto Centric Precedent Transaction Group”):    The Crypto Centric Trading Platforms Precedent Transaction Group includes a selection of transactions with target companies offering, among other things, platforms for trading, holding and otherwise providing services with respect to cryptocurrencies. The Crypto Centric Precedent Transaction Group is comprised of 24 transactions announced since 2021 with seven transactions having observable LTM revenue multiples and three transactions having observable LTM Adjusted EBITDA multiples.

Traditional Issuer Service Providers (the “Traditional Issuer Service Provider Precedent Transaction Group”):    The Traditional Issuer Services Providers Precedent Transaction Group includes a selection of transactions with target companies offering, among other things, a range of reporting, accounting and other investor services. The Traditional Issuer Service Provider Transaction Group is comprised of 25 transactions announced since 2021 with seven transactions having observable LTM revenue multiples and four transactions having observable LTM Adjusted EBITDA multiples.

Precedent Transaction Analysis
	Transaction Value/LTM Revenue	Transaction Value/LTM Adjusted EBITDA
Crypto Centric Trading Platform – Mean	9.75x	32.30x
Traditional Issuer Services Providers – Mean	4.46x	15.00x

____________

Source:   Company filings, press releases and equity research reports.

Note:       LTM as of June 30, 2025.

These groups of transactions were selected by CF&Co. based on, among other factors, the fact that they have operations and businesses that, for purposes of this analysis, were considered by CF&Co. to be relevant to those of Securitize. The Precedent Transaction Analysis is subject to certain limitations due to (i) limited information including relevant financial metrics available for precedent transactions and (ii) none of the transactions included in the Precedent Transaction Analysis being identical to the Business Combination. Therefore, a complete valuation analysis of Securitize cannot rely solely upon a quantitative review of the selected transactions, and involves complex considerations and judgments concerning differences in financial and operating characteristics of such transactions that could affect their value relative to that of the Business Combination. See the “General” section below for more detail on judgments and assumptions made by CF&Co. as part of the Precedent Transaction Analysis.

General

CF&Co. based the Comparable Company Analysis and Precedent Transaction Analysis described above on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. In conducting its valuation analysis, CF&Co. considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor. CF&Co. arrived at its valuation based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by CF&Co. in connection with its valuation analysis operated collectively. The foregoing summary does not purport to be a complete description of the analyses performed by CF&Co. in connection with the valuation. The preparation of a valuation involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. The analyses performed by CF&Co., particularly those based on estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the Comparable Company Analysis described above are identical Securitize and none of the precedent transactions used in the Precedent Transaction Analysis described above are identical to the Business Combination. Additionally, selected Comparable Companies involved companies at a more advanced stage of development than Securitize.

Accordingly, an analysis of publicly traded comparable companies and precedent transactions is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the value of PubCo and the public trading values of the companies to which it was compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Securitize does not maintain multi-year projections in its normal course of operations. As a result of not having multi-year projections, CF&Co. was unable to perform, and the CEPT Board was unable to consider, a discounted cash flow analysis.

CF&Co.’s valuation was just one of the many factors taken into consideration by the CEPT Board in determining to approve the Business Combination. Consequently, CF&Co.’s analysis should not be viewed as determinative of the decision of the CEPT Board.

The CEPT Board selected CF&Co. as its exclusive financial advisor in connection with the Business Combination based on CF&Co.’s reputation as a leading global provider of advisory and capital markets services, experience with SPAC business combinations and expertise in mergers and acquisitions, as well as its familiarity with CEPT. Pursuant to the M&A Engagement Letter, CEPT engaged CF&Co.as its exclusive financial advisor in connection with the Business Combination, pursuant to which CF&Co. will receive a cash fee at the Closing of between $12.5 million and $18.8 million (the “M&A Fee”). The final amount of the M&A Fee will be determined based on redemptions of CEPT Class Ordinary A Shares at the Closing. CF&Co. was also previously engaged by CEPT pursuant to the Business Combination Marketing Agreement pursuant to which it will receive a $8.4 million cash fee at the Closing. Further, CF&Co. has been engaged by CEPT and PubCo as a co-placement agent in connection with the PIPE Investment, pursuant to which CF&Co. expects to receive approximately $4.3 million of cash fees at the Closing. Payment of the foregoing fees is contingent on the Closing. Additionally, CF&Co. and/or its affiliates may seek to provide PubCo with certain investment banking and other services unrelated to the Business Combination in the future. CF&Co. also served as the lead underwriter in the CEPT IPO and received a fee of $4.8 million upon closing of the CEPT IPO.

CF&Co. is an affiliate of each of CEPT and the Sponsor. For additional information on the fees to be paid to CF&Co. and conflicts of interest, see the sections of this proxy statement/prospectus titled “Certain Relationships and Related Party Transactions” and “The Business Combination Proposal — Interests of the Sponsor and CEPT’s Directors and Executive Officers in the Business Combination.”

In the ordinary course of business, CF&Co. and its affiliates may actively trade the equity and debt securities and/or debt of CEPT, PubCo and their respective affiliates for the account of CF&Co.’s customers.

Satisfaction of 80% Test

It is a requirement under the CEPT Memorandum and Articles and Nasdaq listing requirements that the business or assets acquired in CEPT’s initial business combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for its initial business combination.

As of October 27, 2025, the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account was approximately $244.9 million and 80% thereof represents approximately $195.9 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the CEPT Board looked at the pre-money equity value of Securitize, which is valued at approximately $1.25 billion in accordance with the Business Combination Agreement. In determining whether the value described above represents the fair market value of the Business Combination, the CEPT Board considered all of the factors described above in this section and the fact that the valuation was borne from an auction process and the result of an arm’s length negotiation between CEPT and Securitize, and the PIPE Investors binding commitments to fund the PIPE Investment based on that valuation. As a result, the CEPT Board concluded that the fair market value of the business or assets acquired was significantly in excess of 80% of the assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account). In light of the financial background and experience of the members of CEPT’s management team and the CEPT Board, the CEPT Board believes that the members of its management team and the CEPT Board are qualified to determine whether the Business Combination meets the 80% asset test. The CEPT Board did not seek or obtain a fairness opinion (or any similar report or appraisal) in determining whether the 80% asset test has been met.

Interests of the Sponsor and CEPT’s Directors and Executive Officers in the Business Combination

When Public Shareholders consider the recommendation of the CEPT Board in favor of approval of the Business Combination and other Proposals, Public Shareholders should keep in mind that the Sponsor and CEPT’s directors and officers have interests in the Proposals that are different from, or in addition to (and which may conflict with), the interests of a Public Shareholder as a CEPT Shareholder. These interests include, among other things:

•        As of the date hereof, the Sponsor is the record holder of 6,000,000 CEPT Founder Shares and 580,000 CEPT Private Placement Shares. The following persons have material interests in the Sponsor: Cantor is the sole member of the Sponsor; CFGM is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM and Cantor. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CEPT Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. As of the date hereof, other than Brandon G. Lutnick (as described above) and Danny Salinas (who has a minority limited partnership interest in Cantor), none of CEPT’s other directors or executive officers has a direct or indirect ownership interest in the Sponsor and none of CEPT’s directors or executive officers has beneficial ownership of the CEPT Ordinary Shares held directly by the Sponsor;

•        The Sponsor paid $25,000, or approximately $0.004 per share, for the 6,000,000 CEPT Founder Shares, and $5,800,000, or $10.00 per share, for the 580,000 CEPT Private Placement Shares. As of October 27, 2025, the aggregate value of such shares is estimated to be approximately $81.1 million, assuming the per share value of the shares is the same as the $12.33 closing price of the CEPT Class A Ordinary Shares on Nasdaq on October 28, 2025 (the date the proposed Business Combination was announced). As a result, the Sponsor is likely to be able to recoup its investment in CEPT and make a substantial profit on that investment, even if shares of PubCo Common Stock lose significant value after the Closing. This means that the Sponsor could earn a positive rate of return on its investment, even if Public Shareholders experience a negative rate of return in PubCo;

•        The 6,000,000 CEPT Founder Shares and 580,000 CEPT Private Placement Shares held by the Sponsor and purchased by the Sponsor for $5,825,000 will be worthless if a business combination is not consummated by CEPT by the end of the Combination Period (as defined below);

•        Pursuant to the Insider Letter, Sponsor agreed that, subject to limited exceptions, the 580,000 CEPT Class A Ordinary Shares it holds will not be sold or transferred until 30 days after CEPT has completed a business combination and that the 6,000,000 CEPT Founder Shares it holds will not be sold or transferred until the earlier of (a) the one-year anniversary of CEPT’s initial business combination, (b) subsequent to CEPT’s initial business combination, (x) if the last reported sale price of the CEPT Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after CEPT’s initial business combination, and (c) the date on which CEPT completes certain material transactions that result in all of its shareholders having the right to exchange their shares for cash, securities or other property. The Sponsor Support Agreement shortens the lock-up that will apply to the Post-Combination Founder Shares from one year to 180 days, and provides that one-third of the Post-Combination Founder Shares are subject to early-release in the event the VWAP of a share of PubCo Common Stock exceeds $12.50, $15.00 and $17.50, in each case for at least 20 out of 30 consecutive trading days commencing 90 days after the Closing, and removes clause (b) above;

•        CF&Co., an affiliate of the Sponsor and Cantor, is a party to the PIPE Engagement Letter pursuant to which PubCo, Securitize and CEPT engaged CF&Co. as a co-placement agent for the PIPE Investment. CF&Co. is also a party to the M&A Engagement Letter pursuant to which CEPT engaged CF&Co. as CEPT’s exclusive financial advisor for the Business Combination. Pursuant to the PIPE Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to approximately $4.3 million (assuming that all PIPE Investors fund, or are deemed to have funded, their commitments in their PIPE Subscription Agreements and excluding certain PIPE Investors who had pre-existing investments in Securitize). Pursuant to the M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at the Closing equal to 1% of the Securitize Equity Value, and up to an additional 0.5% of the Securitize Equity Value (which shall be reduced in proportion to the number of Public Shares redeemed prior to the Closing). In addition, CF&Co. is also a party to the Business Combination Marketing Agreement, pursuant to which CF&Co. will receive an $8.4 million cash fee at the Closing. Payment of the foregoing fees are contingent on the Closing.

•        The Sponsor and CEPT’s officers and directors have agreed not to redeem any CEPT Ordinary Shares held by them in connection with a shareholder vote to approve a proposed business combination, including the Business Combination;

•        The CEPT Memorandum and Articles provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CEPT; and (ii) CEPT renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CEPT, on the other. In the course of their other business activities, CEPT’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to CEPT as well as the other entities with which they are affiliated. CEPT’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before CEPT is presented with it. CEPT does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target;

•        CEPT has until the end of the Combination Period to consummate a business combination. If the Business Combination with Securitize is not consummated and CEPT does not consummate another business combination by the end of the Combination Period, CEPT will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the CEPT Board, dissolving and liquidating, subject in each case above to CEPT’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 6,000,000 CEPT Founder Shares and 580,000 CEPT Private Placement Shares held by the Sponsor would be worthless because the Sponsor has waived its right to participate in any redemption or distribution with respect to such CEPT Ordinary Shares, and CF&Co. will not receive any of the fees described above;

•        CEPT has issued the Sponsor Loan to the Sponsor in respect of up to $1,750,000 of loans the Sponsor has made, and will make, to CEPT to fund CEPT’s expenses relating to investigating and selecting an acquisition target and other working capital requirements. The Sponsor Loan does not bear interest and is repayable by CEPT to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CEPT Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CEPT had approximately $78,000 outstanding under the Sponsor Loan. If the Business Combination or another business combination is not consummated by the end of the Combination Period, the Sponsor Loan may not be repaid to the Sponsor, in whole or in part;

•        CEPT has also issued the Sponsor Note to the Sponsor in respect of up to $3,600,000 of loans the Sponsor will make to CEPT in connection with a Redemption Event, such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CEPT to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Note may be converted into CEPT Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Note would be repaid only out of funds held outside of the Trust

Account. As of September 30, 2025, CEPT had $0 outstanding under the Sponsor Note. The Sponsor Note, if drawn, will not be repaid to the extent that the amount of the Sponsor Note exceeds the amount of available proceeds not deposited in the Trust Account if a business combination is not completed;

•        If CEPT is unable to complete a business combination by the end of the Combination Period, the Sponsor has agreed to be liable to CEPT if and to the extent of any claims by a third party for services rendered or products sold to CEPT or by a prospective acquisition target with which CEPT has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, in each case, reduce the amount of redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event, provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CEPT’s indemnity of the underwriters of the CEPT IPO against certain liabilities, including liabilities under the Securities Act nor to claims brought by CEPT’s public auditor;

•        The Sponsor, CEPT’s officers and directors and their affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on CEPT’s behalf, such as identifying, investigating, negotiating and completing a business combination. If CEPT does not complete a business combination by the end of the Combination Period, CEPT may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor, CEPT’s officers and directors or their affiliates has incurred any such expenses which would be reimbursed at the Closing; and

•        CEPT’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CEPT’s directors’ and officers’ liability insurance policy for up to a six-year period from and after the Closing for events occurring prior to the Closing, which tail policy is to be paid for by PubCo at the Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CEPT’s officers and directors may not receive this tail insurance coverage.

Unrelated to the Business Combination, affiliates of the Sponsor and Cantor, including Cantor’s asset management division, are customers of Securitize and pay Securitize fees for providing services. Cantor and its affiliates may pursue additional business relationships and opportunities in the future with Securitize unrelated to the Business Combination.

For more information, see “Certain Relationships and Related Party Transactions” and see the risk factor entitled “Risk Factors — Risks Related to the Business Combination — Since the Sponsor and CEPT’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with PubCo and Securitize is appropriate as CEPT’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CEPT if the Business Combination is not completed or any other business combination is not completed.”

CEPT’s management determined that, in light of the potential conflicting interests described above with respect to the Sponsor and its affiliates, the CEPT Audit Committee should separately review and consider the potential conflicts of interest with respect to the Sponsor and its Affiliates arising out of the proposed Business Combination and the proposed terms in respect thereof. Accordingly, the CEPT Audit Committee reviewed and considered such interests and, after taking into account the factors they deemed applicable (including the potential conflicting interests), unanimously approved the Business Combination Agreement and the transactions contemplated therein.

Interests of PubCo’s Directors and Executive Officers in the Business Combination

In considering the recommendation of the CEPT Board to vote in favor of approval of the Proposals, CEPT Shareholders should keep in mind that the directors and executive officers of PubCo have interests in such Proposals that are different from or in addition to, those of CEPT Shareholders. In particular:

•        PubCo is in the process of negotiating employment agreements with its Chief Executive Officer, Chief Financial Officer and Chief Operating Officer and expects to enter into an employment agreement with each of them prior to the Closing. PubCo also intends to grant equity awards under the Incentive Plan to PubCo’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, in accordance with their employment agreements. As party to the anticipated employment agreements and recipients of the anticipated equity awards, PubCo’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer may have interests in the Business Combination that are different from or in addition to, the shareholders of PubCo; and

•        The fact that Carlos Domingo, Chief Executive Officer of PubCo, is expected to become a director of PubCo at Closing.

Consideration to be Received by, and Securities to be Issued to, the Sponsor and its Affiliates

Set forth below is a summary of the terms and amount of the consideration received or to be received by the Sponsor and its Affiliates in connection with the Business Combination, the PIPE Investment, the amount of securities issued or to be issued by PubCo to the Sponsor and its Affiliates and the price paid or to be paid or consideration provided for such securities or any related financing transaction.

Entity	Interest in Securities/Other Consideration to be Received	Price Paid or to be Paid or Consideration Provided
Sponsor

•   CEPT will receive 6,000,000 shares of PubCo Common Stock in exchange for its 6,000,000 CEPT Founder Shares (assuming no Public Shares are redeemed and all PIPE Investors fund, or are deemed to have funded, their commitments under the PIPE Subscription Agreements). Up to 30% of such shares are subject to surrender (with the number of shares to be surrendered to be determined pursuant to a formula taking into account the number of Public Shares redeemed in the Business Combination and the gross proceeds from the PIPE Investments exceeding $100.0 million), and up to 30% of the remaining shares will be subject to the Sponsor Earnout and potential vesting and forfeiture;

• $25,000 paid to purchase the 6,000,000 CEPT Founder Shares
	• CEPT will receive 580,000 shares of PubCo Common Stock in exchange for its 580,000 CEPT Private Placement Shares;	• $5,800,000 paid to purchase the 580,000 CEPT Private Placement Shares

Entity	Interest in Securities/Other Consideration to be Received	Price Paid or to be Paid or Consideration Provided
• Additional shares of PubCo Common Stock and/or cash

•   Amounts outstanding at the Closing under the Sponsor Loan, the Sponsor Note or any other loans made by the Sponsor to CEPT will be repaid by the issuance in cash or in newly issued CEPT Class A Ordinary Shares at $10.00 per share (as determined by the Sponsor)

CF&Co.	• $8,400,000 in cash	• Services pursuant to the Business Combination Marketing Agreement

•   Approximately $4.3 million in cash (assuming that all PIPE Investors fund, or are deemed to have funded, their commitments in their PIPE Subscription Agreements and excluding certain PIPE Investors who had pre-existing investments in Securitize)

• Services pursuant to the PIPE Engagement Letter
	• Up to $18.75 million in cash (assuming no Public Shares are redeemed). One-third of such fee is subject to reduction based on the number of redemptions.	• Services pursuant to the M&A Engagement Letter

Potential Purchases of Public Shares

In connection with the CEPT Shareholder vote to approve the Business Combination, the Sponsor, CEPT’s directors, officers, advisors or any of their respective affiliates may purchase Public Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so.

Any such purchases shall be effected at a price per share no higher than the amount per share a Public Shareholder would receive if it elected to have its Public Shares redeemed in connection with the Business Combination. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of Public Shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, CEPT’s directors and officers or any of their affiliates purchase

Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares. It is intended that, if Rule 10b-18 under the Exchange Act would apply to such purchases, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases. Any such purchases, together with the CEPT Ordinary Shares currently owned by the Sponsor, could influence the vote on the Business Combination or otherwise result in the completion of the Business Combination that may not otherwise have been possible.

Additionally, at any time at or prior to the consummation of the Business Combination, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, CEPT’s directors and officers and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares or not to elect to have their Public Shares redeemed. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions.

In the event the Sponsor, CEPT’s directors and officers or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act to the extent such rule is applicable including, in pertinent part, through adherence to the following:

•        CEPT would disclose in this proxy statement/prospectus the possibility that the Sponsor, CEPT’s directors and officers or their affiliates may Public Shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, CEPT’s directors and officers or their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the price offered through the redemption process;

•        CEPT would include in this proxy statement/prospectus a representation that any of the Public Shares purchased by the Sponsor, CEPT’s directors and officers or their affiliates would not be voted in favor of approving the Business Combination;

•        the Sponsor, CEPT’s directors and officers or their affiliates would either not possess any redemption rights with respect to such Public Shares or they would waive such rights; and

•        CEPT would disclose in a Form 8-K filed prior to the Extraordinary General Meeting, the following items, to the extent material:

•        the amount of Public Shares purchased outside of the redemption offer by the Sponsor, CEPT’s directors and officers or their affiliates, along with the average purchase price;

•        the purpose of the purchases by the Sponsor, CEPT’s directors and officers or their affiliates;

•        the impact, if any, of the purchases by the Sponsor, CEPT’s directors and officers or their affiliates on the likelihood that the Business Combination will be approved at the Extraordinary General Meeting;

•        the identities of the CEPT Shareholders who sold Public Shares to the Sponsor, CEPT’s directors and officers or their affiliates (if not purchased in the open market) or the nature of the CEPT Shareholders (e.g., 5% shareholders) who sold Public Shares to the Sponsor, CEPT’s directors and officers or their affiliates; and

•        the number of Public Shares for which CEPT has received redemption requests pursuant to its redemption offer as of a date shortly prior to the filing date of the Form 8-K.

If such purchases are made, the public “float” of CEPT Class A Ordinary Shares may be reduced and the number of beneficial holders of CEPT Class A Ordinary Shares may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of Public Shares on Nasdaq or another securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such.

Recommendation of the CEPT Board

After careful consideration of the matters described above, the CEPT Board determined unanimously that each of the Business Combination Proposal, the Merger Proposal, the Organizational Documents Proposals, the Nasdaq Proposal and the Adjournment Proposal, if presented, is advisable and in the commercial interests of CEPT and the CEPT Shareholders and unanimously recommend that you vote or give instructions to vote “FOR” each of these Proposals.

The foregoing discussion of the information and factors considered by the CEPT Board is not meant to be exhaustive but includes the material information and factors considered by the CEPT Board as well as any other factors that the CEPT Board deemed relevant. The CEPT Board’s decision to approve the Business Combination was based on factors existing as of the date of its approval on October 27, 2025.

Required Vote and Recommendation of the CEPT Board

The Closing is conditioned on, among other things, the approval of the Business Combination Proposal at the Meeting. The consummation of the Business Combination will require an ordinary resolution, being a resolution passed at the Meeting by the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Business Combination Proposal.

The Sponsor has agreed to vote its CEPT Ordinary Shares, representing approximately 21.5% of the issued and outstanding CEPT Ordinary Shares, in favor of the adoption and approval of the Business Combination Agreement and the Business Combination and each of the CEPT Shareholder Approval Matters as described below under “The Business Combination — Other Transaction Agreements — Sponsor Support Agreement.”

If the Business Combination Proposal is not approved, then the other Proposals (other than the Adjournment Proposal) will not be presented to the CEPT Shareholders for a vote.

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the entry by Cantor Equity Partners II, Inc. (“CEPT”) into the Business Combination Agreement, dated as of October 27, 2025 (as may be amended or restated from time to time, the “Business Combination Agreement”), by and among CEPT, Securitize, Inc. (“Securitize”), Securitize Holdings, Inc. (“PubCo”), Senna Merger Sub, Inc. (“Company Merger Sub”) and Pinecrest Merger Sub (“SPAC Merger Sub”), entered into a business combination agreement (as amended, restated or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which: (i) CEPT will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving entity and as a result of which each issued and outstanding Class A ordinary share of CEPT (other than treasury shares, shares surrendered by Cantor EP Holdings II, LLC, or shares held by CEPT shareholders who have validly exercised redemption rights or dissent rights) will be automatically converted into one share of common stock of PubCo (“PubCo Common Stock”); and (ii) at least two (2) hours after the CEPT Merger, Company Merger Sub will merge with and into Securitize, with Securitize continuing as the surviving company, and as a result of which the holders of Securitize stock will receive shares of PubCo Common Stock in exchange for their shares of Securitize stock, and the performance by CEPT of its obligations thereunder be ratified, approved, adopted and confirmed in all respects. All of the transactions contemplated by the Business Combination Agreement and any ancillary documents contemplated therein are collectively referred to as the “Business Combination.”

THE CEPT BOARD UNANIMOUSLY RECOMMENDS THAT CEPT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of CEPT’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the commercial interests of CEPT and the CEPT Shareholders and what they may believe is best for himself, herself or themselves in determining to recommend that CEPT Shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and CEPT’s Directors and Executive Officers in the Business Combination” for a further discussion.

Proposal No. 2 — The Merger Proposal

Overview

In connection with the Business Combination, CEPT Shareholders are being asked to consider and vote upon a proposal by a special resolution to approve and authorize the CEPT Merger and the CEPT Plan of Merger. The form of the CEPT Plan of Merger is attached to this proxy statement/prospectus as Annex B.

Under the Business Combination Agreement, the approval by CEPT Shareholders of the Business Combination Proposal and the Merger Proposal is a condition to the consummation of the Business Combination. If either of those Proposals is not approved by CEPT Shareholders, the Business Combination will not be consummated, unless waived by the Parties. The Merger Proposal is conditioned upon the approval of the Business Combination Proposal. The Organizational Documents Proposals and the Nasdaq Proposal are conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.

Reasons for the CEPT Merger

The authorization of the CEPT Plan of Merger requires the approval of CEPT Shareholders by special resolution as a matter of Cayman Islands law.

Appraisal or Dissenters’ Rights

Under the Cayman Act, minority shareholders have a right to dissent to a merger and if they so dissent, they are entitled to be paid the fair value of their shares, which if necessary, may ultimately be determined by the court. Therefore, CEPT Class A Record Holders have a right to dissent to the CEPT Merger. In addition, Public Shareholders are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the redemption proceeds payable to Public Shareholders who exercise such redemption rights will represents the fair value of those shares.

The following is a brief summary of the rights of CEPT Shareholders to dissent from the CEPT Merger and receive payment of the fair value of their CEPT Ordinary Shares as determined by the Grand Court of the Cayman Islands (solely for purposes of this section, the “Court”) in accordance with the Section 238 of the Cayman Act (“dissenters’ rights”). This summary is not a complete statement of the law and is qualified in its entirety by the complete text of Sections 238 and 239 of the Cayman Act, a copy of which is attached as Annex J to this proxy statement/prospectus. If you are contemplating the possibility of dissenting from the CEPT Merger, you should carefully review the text of Annex J, particularly the procedural steps required to perfect your dissenters’ rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Act, you will lose your dissenters’ rights.

Requirements for Exercising Dissenters’ Rights

A dissenting CEPT Class A Record Holder is entitled to payment of the fair value of its CEPT Class A Ordinary Shares as determined by the Court upon dissenting from the CEPT Merger in accordance with Section 238 of the Cayman Act.

The valid exercise of a CEPT Class A Record Holder’s dissenters’ rights will preclude the exercise of any other rights by virtue of holding CEPT Class A Ordinary Shares in connection with the CEPT Merger, other than the right to participate fully in proceedings to determine the fair value of CEPT Class A Ordinary Shares held by such holder and to seek relief on the grounds that the CEPT Merger is void or unlawful. Therefore, if a CEPT Class A Record Holder properly exercises its dissenters’ rights, such holder will not receive any shares of PubCo Common Stock in the CEPT Merger. To exercise dissenters’ rights, you must be a CEPT Class A Record Holder and the following procedures must be followed:

(1)    A CEPT Class A Record Holder must give written notice of objection (“Notice of Objection”) to CEPT prior to the vote to approve the CEPT Merger at the Meeting. The Notice of Objection must include a statement that such holder proposes to demand payment for its CEPT Class A Ordinary Shares if the CEPT Merger is authorized by the vote at the Meeting.

(2)    Within 20 days immediately following the date on which the vote authorizing the CEPT Merger is made, CEPT must give written notice of the authorization (“Authorization Notice”) to all dissenting shareholders who have served a Notice of Objection.

(3)    Within 20 days immediately following the date on which the Authorization Notice is given (the “Dissent Period”), any dissenting shareholder who elects to dissent must give a written notice of its decision to dissent (a “Notice of Dissent”) to CEPT stating its name and address and the number and class of CEPT Class A Ordinary Shares with respect to which it dissents and demanding payment of the fair value of its CEPT Class A Ordinary Shares. A dissenting shareholder who dissents must do so in respect of all the CEPT Class A Ordinary Shares which it holds. Upon giving of the Notice of Dissent, the dissenting shareholder shall cease to have any of the rights of a shareholder of CEPT except the right to be paid the fair value of its CEPT Class A Ordinary Shares, the right to participate fully in proceedings to determine the fair value of such CEPT Class A Ordinary Shares and the right to seek relief on the grounds that the CEPT Merger is void or unlawful.

(4)    Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the CEPT Plan of Merger is filed with the Cayman Islands Registrar, whichever is later, CEPT (or the surviving company in the CEPT Merger) must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase its CEPT Class A Ordinary Shares at a price determined by CEPT to be the fair value of such CEPT Class A Ordinary Shares.

(5)    If, within 30 days immediately following the date of the Fair Value Offer, CEPT and the dissenting shareholder fail to agree on a price at which CEPT will purchase the dissenting shareholder’s CEPT Class A Ordinary Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, CEPT must, and the dissenting shareholder may, file a petition with the Court for a determination of the fair value of the CEPT Class A Ordinary Shares held by all dissenting shareholders who have served a Notice of Dissent, which petition by CEPT must be accompanied by a verified list containing the names and addresses of all members who have filed a Notice of Dissent and who have not agreed with CEPT as to the fair value of such CEPT Class A Ordinary Shares (if a dissenting shareholder files a petition, CEPT must file such verified list within 10 days after service of such petition on CEPT).

(6)    If a petition is timely filed and served, the Court will determine at a hearing at which shareholders are entitled to participate, (a) the fair value of such CEPT Class A Ordinary Shares held by those shareholders as the Court finds are involved with a fair rate of interest, if any, to be paid by CEPT upon the amount determined to be the fair value and (b) the costs of the proceeding and the allocation of such costs upon the parties.

All notices and petitions must be executed by or for the shareholder of record or a person duly authorized on behalf of that shareholder, fully and correctly, as such shareholder’s name appears on the register of members of CEPT. If CEPT Class A Ordinary Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If CEPT Class A Ordinary Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record. The agent must, however, identify the record owner and expressly disclose the fact that, in exercising the notice, he or she is acting as agent for the record owner. A person having a beneficial interest in CEPT Class A Ordinary Shares held of record in the name of another person, such as a broker or other nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever dissenters’ rights attached to such CEPT Class A Ordinary Shares. If a CEPT Shareholder has any questions about who the record holder of its CEPT Class A Ordinary Shares is, or how to become the registered holder of its CEPT Class A Ordinary Shares, such CEPT Class A Record Holder should contact its broker or nominee.

It is a CEPT Shareholder’s responsibility to ensure that it is a registered holder of CEPT Class A Ordinary Shares prior to the Meeting in order to exercise its dissenters’ rights.

If a CEPT Class A Record Holder does not satisfy each of these requirements and comply strictly with all procedures required by the Cayman Act with regard to the exercise of dissenters’ rights, such CEPT Class A Record Holder cannot exercise dissenters’ rights and will be bound by the terms of the Business Combination Agreement and the CEPT Plan of Merger. Submitting a proxy card that does not direct how the CEPT Class A Ordinary Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote its CEPT Ordinary Shares, or a vote against the Business Combination Proposal or the Merger Proposal, will not alone satisfy the notice requirement to submit a Notice of Objection referred to above. CEPT Class A Record Holders must send all notices to CEPT at 110 East 59th Street, New York, NY, 10022, attention: Secretary.

If a CEPT Class A Record Holder is considering dissenting, such CEPT Class A Record Holder should be aware that the fair value of its CEPT Class A Ordinary Shares as determined by the Court under Section 238 of the Cayman Act could be more than, the same as, or less than the value of the assets that it would otherwise receive as consideration pursuant to the Business Combination Agreement if it does not exercise dissenting rights with respect to its CEPT Class A Ordinary Shares. CEPT Class A Shareholders may also be responsible for the cost of any appraisal proceedings.

The provisions of Section 238 of the Cayman Act are technical and complex. If a CEPT Class A Record Holder fails to comply strictly with the procedures set forth in Section 238, it will lose its dissenters’ rights. Additionally, appraisal rights under Section 238 are subject to the limitation set forth in Section 239 of the Cayman Act. In particular, appraisal rights could be lost and extinguished where CEPT and the other parties to the Business Combination Agreement determine to delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Act. CEPT Class A Record Holders should consult their Cayman Islands legal counsel if they wish to exercise dissenters’ rights.

Required Vote and Recommendation of the CEPT Board

The Closing is conditioned on, among other things, the approval of the Merger Proposal. The approval of the Merger Proposal will require a special resolution, being a resolution passed at the Meeting by the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Merger Proposal. The adoption of the Merger Proposal is conditioned upon the adoption of the Business Combination Proposal.

The Sponsor has agreed to vote its CEPT Ordinary Shares in favor of the adoption and approval of the Business Combination Agreement and the Business Combination and each of the CEPT Shareholder Approval Matters as described above under “The Business Combination — Other Transaction Agreements — Sponsor Support Agreement.”

The full text of the resolutions to be passed is as follows:

“RESOLVED, as a special resolution, that (i) SPAC be authorized to merge with and into SPAC Merger Sub so that SPAC Merger Sub be the surviving company and all the undertaking, property and liabilities of SPAC vest in SPAC Merger Sub by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands, and (ii) the plan of merger substantially in the form appended to the proxy statement/prospectus as Annex B (the “CEPT Plan of Merger”) be authorized, approved and confirmed in all respects and SPAC be authorized to enter into the CEPT Plan of Merger.”

THE CEPT BOARD UNANIMOUSLY RECOMMENDS THAT CEPT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

The existence of financial and personal interests of one or more of CEPT’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the commercial interests of CEPT and the CEPT Shareholders and what they may believe is best for himself, herself or themselves in determining to recommend that CEPT Shareholders vote for the Proposals. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and CEPT’s Directors and Executive Officers in the Business Combination” for a further discussion.

Proposal No. 3 — The NASDAQ Proposal

Overview

In connection with the Business Combination and the PIPE Investment, CEPT and PubCo intend to effect (subject to customary terms and conditions) the following issuances:

•        by CEPT of (a) up to 535,000 CEPT Class A Ordinary Shares issuable in repayment of the Sponsor Loan and the Sponsor Note, and (b) up to 22,500,000 PIPE Shares issuable to the PIPE Investors upon consummation of the PIPE Investment, and

•        by PubCo of (a) up to 155,077,742 shares of PubCo Common Stock in the Mergers (including up to 6,250,000 Securitize Earnout Shares), (b) up to              additional shares of PubCo Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan and pursuant to the exercise of any Assumed Options, and (c) up to 3,855,035 shares of PubCo Common Stock issuable upon exercise of the Assumed Warrants.

Reasons for the Approval for Purposes of Nasdaq Rule 5635

Under Nasdaq Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares); or (ii) the number of ordinary shares to be issued is or will be equal to or in excess of 20% of the number of ordinary shares outstanding before the issuance of the share or securities.

Under Nasdaq Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the ordinary shares (or securities convertible into or exercisable for ordinary shares) or voting power of an issuer could constitute a change of control.

Under Nasdaq Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of ordinary shares (or securities convertible into or exercisable for ordinary shares) at a price that is less than the Minimum Price, which is the lower of: (i) the Nasdaq official closing price immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Upon the consummation of the Business Combination, PubCo expects to issue, in the aggregate, up to an estimated 155,077,742 shares of PubCo Common Stock in the Mergers (including up to 6,250,000 Securitize Earnout Shares). For further details, see “The Business Combination — The Business Combination Agreement,” “The Business Combination — Covenants — PIPE Investment” and “Executive and Director Compensation — PubCo — Summary of the Material Terms of the Incentive Plan.”

On or prior to the Closing, CEPT may issue up to a maximum of 535,000 CEPT Class A Ordinary Shares to the Sponsor in repayment of the Sponsor Loan and the Sponsor Note (to the extent each is drawn in full and the Sponsor elects to have each repaid in CEPT Class A Ordinary Shares (at a deemed price of $10.00 per share)).In addition, immediately prior to the Closing, CEPT expects to issue an aggregate of 22,500,000 PIPE Shares to the PIPE Investors at a per share price of $10.00, which represents a discount to the Minimum Price of $12.03.

In addition, in the future, PubCo may issue additional shares of PubCo Common Stock reserved for issuance under the Incentive Plan and under the Assumed Warrants. For further details, see “The Business Combination — The Business Combination Agreement,” “The Business Combination — Covenants — PIPE Investment” and “Executive and Director Compensation — PubCo — Summary of the Material Terms of the Incentive Plan.”

Accordingly, the aggregate number of (i) the maximum number of CEPT Class A Ordinary Shares that CEPT will issue in the PIPE, and, if the Sponsor so elects, upon repayment of the Sponsor Loan and the Sponsor Note in the form of CEPT Class A Ordinary Shares, and (ii) shares of PubCo Common Stock that PubCo will issue in connection with the Mergers (taking into account shares of PubCo Common Stock reserved for issuance under the Incentive Plan) will, in the aggregate, exceed 20% of both the voting power and the number of CEPT Ordinary Shares outstanding before such issuance and will result in a change of control of CEPT. For these reasons, CEPT is seeking the approval of CEPT Shareholders for the issuance of the PIPE Shares, the CEPT Class A Ordinary Shares issuable in repayment of the Sponsor Loan and the Sponsor Note, and the shares of PubCo Common Stock in connection with the Business Combination pursuant to Nasdaq Rules 5635(a), (b) and (d). For further details, see “The Business Combination — The Business Combination Agreement” and “The Business Combination — Covenants — PIPE Investment.”

Effect of the Proposal on CEPT Shareholders

In the event that the Nasdaq Proposal is approved by CEPT Shareholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of PubCo Common Stock pursuant to the Business Combination Agreement or the issuance of PIPE Shares, CEPT will not issue the PIPE Shares or any CEPT Class A Ordinary Shares in repayment of the Sponsor Loan and/or Sponsor Note and PubCo will not issue such shares of PubCo Common Stock.

Required Vote and Recommendation of the CEPT Board

The approval of the Nasdaq Proposal will require an ordinary resolution, being a resolution passed at the Meeting by the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Nasdaq Proposal. The adoption of the Nasdaq Proposal is conditioned upon the adoption of the Business Combination Proposal.

The full text of the resolutions to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Rules 5635(a), 5635(b) and 5635(d), the issuance (i) by CEPT of (a) up to 535,000 CEPT Class A Ordinary Shares issuable in repayment of certain debt owing from CEPT to the Sponsor, and (b) up to 22,500,000 PIPE Shares issuable to the PIPE Investors upon consummation of PIPE Investment, and (ii) by PubCo of (a) up to 155,077,742 shares of PubCo Common Stock that will be issuable in the Mergers, (b) up to              additional shares of PubCo Common Stock that will, upon Closing, be reserved for issuance pursuant to the Securitize Holding, Inc. 2025 Stock Incentive Plan, to be adopted prior to Closing, as amended from time to time (the “Incentive Plan”), and (c) up to 3,855,035 shares of PubCo Common Stock issuable upon exercise of the Assumed Warrants, to be approved.”

THE CEPT BOARD UNANIMOUSLY RECOMMENDS THAT CEPT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

The existence of financial and personal interests of one or more of CEPT’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the commercial interests of CEPT and CEPT Shareholders and what they may believe is best for himself, herself or themselves in determining to recommend that CEPT Shareholders vote for the Proposals. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and CEPT’s Directors and Executive Officers in the Business Combination” for a further discussion.

Proposal No. 4 — The Organizational Documents Proposal

Overview

As required by SEC guidance, CEPT Shareholders have the opportunity to present their views on important corporate governance provisions, CEPT is requesting that CEPT Shareholders vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions in the Proposed Organizational Documents, which are separately being presented. These separate votes are not otherwise required by Cayman Islands law or Delaware law. Accordingly, each of the CEPT Shareholder votes regarding each of the Organizational Documents Proposals is an advisory vote and it is not binding on CEPT or the CEPT Board, or PubCo or the PubCo Board. Furthermore, the Business Combination is not conditioned on the separate approval of any of the Organizational Documents Proposals. Accordingly, regardless of the outcome of the non-binding advisory votes on each of the Organizational Documents Proposals, the PubCo Charter and the PubCo Bylaws will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved.

The Organizational Documents Proposals are composed of the following proposals relating to the material differences between the CEPT Memorandum and Articles and the Proposed Organizational Documents:

a.      Proposal A:    the Proposed Organizational Documents will provide for a classified PubCo Board with three classes, designated Class I, Class II and Class III, with each class being up for election on a rolling three-year basis, subject to an initial phase-in period.

b.      Proposal B:    the Proposed Organizational Documents will require that the PubCo Board is elected by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. There shall be no cumulative voting in the election of directors.

c.      Proposal C:    the Proposed Organizational Documents will provide that special meetings of the shareholders may be called only by the PubCo Board acting pursuant to a resolution adopted by a majority of the PubCo Board or by the Chair of the PubCo Board.

d.      Proposal D:    the Proposed Organizational Documents will provide that a majority of the PubCo Board shall constitute a quorum for the transaction of business at any meeting of the PubCo Board and, except as otherwise expressly required by law or by the PubCo Charter, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the PubCo Board. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the PubCo Board may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the PubCo Board, the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

e.      Proposal E:    the Proposed Organizational Documents will provide that (a) PubCo must give written notice to shareholders entitled to vote at a meeting not less than ten (10) and not more than sixty (60) days before the date of such meeting, with such notice complying with any other requirements set by Delaware Law or the Proposed Organizational Documents, and (b) at an annual meeting of the shareholders, shareholder proposals must be brought, among other things, (i) pursuant to PubCo’s notice of meeting (or any supplement thereto); (ii) by or at the direction of the PubCo Board or any committee thereof duly authorized; (iii) as may be provided in the certificate of designations for any class or series of preferred stock or (iv) by any shareholder of PubCo who (A) is a shareholder of record at the time of the giving of the notice, (B) is entitled to vote at such meeting and (C) complies with the procedures set forth in the PubCo Bylaws. Additionally, for proposals to be properly brought before an annual meeting of stockholders by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of PubCo and any such proposed business (other than the nominations of persons for election to the PubCo Board) must constitute a proper matter for stockholder action.

f.       Proposal F:    the Proposed Organizational Documents will provide for an exclusive forum for any filing, adjudication and trial of any action as set forth in the PubCo Charter, of the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware); provided that unless the PubCo consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act of 1933, or any rule or regulation promulgated thereunder, shall be the federal district courts of the United States.

The following table sets forth a summary of the principal proposed changes to be made between the CEPT Memorandum and Articles and the Proposed Organizational Documents for each of the proposals. This summary is qualified by reference to the complete text of the Proposed Organizational Documents, the form of which is attached to this proxy statement/prospectus as Annexes C and D. You are encouraged to read the Proposed Organizational Documents in its entirety for a more complete description of the terms of the Proposed Organizational Documents.

Proposal	CEPT Memorandum and Articles	Proposed Organizational Documents
Proposal A: Classified or Unclassified Board

The CEPT Board is made up of two classes, Class I and Class II. The CEPT Memorandum and Articles provide that the number of directors in each class shall be as nearly equal as possible.

The Class I directors shall stand appointed for a term expiring at CEPT’s first annual general meeting and the Class II directors shall stand appointed for a term expiring at CEPT’s second annual general meeting. Commencing at CEPT’s first annual general meeting, and at each annual general meeting thereafter, directors appointed to succeed those directors whose terms expire shall be appointed for a term of office to expire at the second succeeding annual general meeting after their appointment.

The PubCo Bylaws provide that the PubCo Board will be divided into three classes, designated Class I, Class II and Class III, subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances from and after the Effective Time.

Each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected; provided that the term of office of the initial Class I directors shall expire at the first regularly-scheduled annual meeting of stockholders following the Effective Time, the term of office of the initial Class II directors shall expire at the second annual meeting of stockholders following the Effective Time and the term of office of the initial Class III directors shall expire at the third annual meeting of stockholders following the Effective Time.

Notwithstanding the foregoing, each director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall have been duly elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal from office.

Proposal	CEPT Memorandum and Articles	Proposed Organizational Documents
Proposal B: Election of Directors

The CEPT Memorandum and Articles provide that Directors may be appointed by ordinary resolution of CEPT Shareholders; provided that prior to the consummation of an initial business combination, only holders of CEPT Class B Ordinary Shares will have the right to vote on the appointment of directors of CEPT.

The CEPT directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the CEPT Memorandum and Articles as the maximum number of directors.

Under the PubCo Bylaws, subject to the rights of the holders of any class or series of preferred stock to elect additional directors under specific circumstances, the PubCo Board is elected by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. There shall be no cumulative voting in the election of directors. Directors need not be shareholders of PubCo.

See “Description of PubCo Securities” for the details of the composition of the PubCo Board.

Proposal C: Calling of Special Meeting of Shareholders

The CEPT Memorandum and Articles provide that the CEPT Board, the chief executive officer or the chairman of the CEPT Board may call general meetings, and, for the avoidance of doubt, holders of CEPT Ordinary Shares shall not have the ability to call general meetings.

Under Delaware law, special meetings of the shareholders of a corporation may be called by the board of directors or by any other person authorized to call special meetings by the certificate of formation or bylaws of the corporation.

Under the Proposed Organizational Documents, special meetings of the stockholders of PubCo may be called only by the PubCo Board acting pursuant to a resolution adopted by a majority of the PubCo Board or by the Chair of the PubCo Board.

The PubCo Charter provides that whenever holders of one or more classes or series of preferred stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of such class or series of Preferred Stock adopted by resolution or resolutions of the PubCo Board, special meetings of holders of such Preferred Stock.

Proposal	CEPT Memorandum and Articles	Proposed Organizational Documents
Proposal D: Quorum of the Board of Directors

The quorum for the transaction of the business of the directors may be fixed by the directors, and unless so fixed shall be two if there are two of more directors, and shall be one if there is only one director.

Pursuant to the terms and conditions of the PubCo Bylaws, unless the Proposed Organizational Documents require a greater number, a majority of the PubCo Board shall constitute a quorum for the transaction of business at any meeting of the PubCo Board and, except as otherwise expressly required by law or by the PubCo Charter, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the PubCo Board.

When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the PubCo Board may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the PubCo Board, the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

The PubCo Bylaws provide that, unless otherwise provided under the Proposed Organizational Documents and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the voting power of all outstanding securities of PubCo generally entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business.

Unless otherwise required by the PubCo Charter and subject to Delaware Law, the affirmative vote of the holders of a majority of the votes cast at the meeting on the subject matter shall be the act of the stockholders. Abstentions and broker non-votes shall not be counted as votes cast.

Proposal	CEPT Memorandum and Articles	Proposed Organizational Documents

If a quorum shall not be present or represented at any meeting of the stockholders, the chairperson of the meeting or a majority in voting power of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted that might have been transacted at the meeting as originally notified.

Proposal E: Notice of Shareholder Actions and Meetings

The CEPT Memorandum and Articles provide that at least five (5) clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner mentioned in the CEPT Memorandum and Articles or such other manner if any as may be prescribed by CEPT, provided that a general meeting of CEPT shall, whether or not the notice specified in the CEPT Memorandum and Articles has been given and whether or not the provisions of the CEPT Memorandum and Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at the meeting; and (b) in the case of an extraordinary general meeting, by a majority in number of the shareholders having a right to attend and vote at the meeting, together holding not less than 95% in par value of the shares giving that right.

The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

The PubCo Bylaws provide that PubCo must give written notice not less than ten (10) and not more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at the meeting.

The notice shall include the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and in case of a special meeting, the purpose or purposes for which the meeting is called.

A written waiver of any notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Proposal	CEPT Memorandum and Articles	Proposed Organizational Documents
Proposal F: Exclusive Forum

Unless CEPT consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the CEPT Memorandum and Articles or otherwise related in any way to each CEPT Shareholder’s shareholding in CEPT.

The PubCo Charter provide that unless PubCo consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of PubCo, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of PubCo to PubCo or PubCo’s stockholders (c) any action asserting a claim arising pursuant to any provision of Delaware Law, the Proposed Organizational Documents or as to which Delaware Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (d) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware).

Unless the PubCo consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act of 1933, or any rule or regulation promulgated thereunder, shall be the federal district courts of the United States.

Reasons for the Adoption of the Proposed Organizational Documents

The variations between the CEPT Memorandum and Articles and the Proposed Organizational Documents are desirable for the following reasons:

a.      The provisions on the three-class board (proposal A), the election of the directors (proposal B), calling of special meeting of shareholders (proposal C), quorum of the PubCo Board (proposal D) and notice of shareholder actions and meetings (proposal E) are necessary to reflect the changes in terms of corporate governance as a consequence of the Business Combination Agreement.

b.      The provision of an exclusive forum clause (proposal F) is intended to assist PubCo in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter to assure consistent consideration of the issues and promote efficiency and cost-savings in the resolutions of claims. The Delaware courts have been selected to address disputes involving such matters given that PubCo is incorporated in Delaware and Delaware law generally applies to such matters. CEPT Shareholders should note the proposed exclusive forum clause may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with PubCo or its directors, officers, employees or agents, or could result in increased costs for a shareholder to bring a claim, particularly if they do not reside in or near Delaware, both of which may discourage the filing of lawsuits with respect to such claims. At the same time, the provision will allow PubCo to retain the ability to consent to an alternative forum on a case-by-case basis where PubCo determines that its interests and those of its stockholders are best served by permitting such a dispute to proceed in a forum other than those set forth under the Proposed Organizational Documents. There is, however, uncertainty as to whether a court would enforce these provisions, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts with respect to suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder.

Required Vote and Recommendation of the CEPT Board

The approval of each of the Organizational Documents Proposals does not require the passing of a resolution under the CEPT Memorandum and Articles or Cayman Islands law. Notwithstanding this, the CEPT Board is asking CEPT Shareholders vote on each of the Organizational Documents Proposals on a non-binding advisory basis, being a non-binding advisory resolution passed by a simple majority of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on each of the Organizational Documents Proposals. The adoption of the Organizational Documents Proposals are conditioned upon the adoption of the Business Combination Proposal.

The full text of the resolutions to be passed is as follows:

“RESOLVED, as separate non-binding advisory resolutions, that the following provisions of the Proposed Organizational Documents, including the differences between the Proposed Organizational Documents and the CEPT Memorandum and Articles be confirmed, ratified and approved:

Proposal A:   the change from a board of directors consisting of two classes to a board of directors consisting of three classes;

Proposal B:   the change that the board of directors is elected by a plurality of the votes cast by holders of shares of PubCo Common Stock (rather than solely by holders of CEPT Class B Ordinary Shares);

Proposal C:   changes related to the parties that may call a special meeting of shareholders;

Proposal D:   the changes to the quorum of the board of directors;

Proposal E:   the changes to the notice of shareholder actions and meetings; and

Proposal F:    the changes to the exclusive forum provision.”

THE CEPT BOARD UNANIMOUSLY RECOMMENDS THAT CEPT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.

The existence of financial and personal interests of one or more of CEPT’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the commercial interests of CEPT and CEPT Shareholders and what they may believe is best for himself, herself or themselves in determining to recommend that CEPT Shareholders vote for the Proposals. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and CEPT’s Directors and Executive Officers in the Business Combination” for a further discussion.

Proposal No. 5 — The Adjournment Proposal

Overview

The Adjournment Proposal, if adopted, will allow the CEPT Board or the Chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will be presented to CEPT Shareholders in the event that it is determined by CEPT that additional time is necessary or appropriate to complete the Business Combination or for any other reason. In no event will the CEPT Board adjourn the Meeting or consummate the Business Combination beyond the date by which it may properly do so under the CEPT Memorandum and Articles and Cayman Islands law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the Meeting and is not approved by CEPT Shareholders, the CEPT Board or the Chairman of the Meeting will not have the power, under the CEPT Memorandum and Articles, to adjourn the Meeting to a later date in the event it is determined by CEPT that additional time is necessary or appropriate to complete the Business Combination or for any other reason. As a result, a new extraordinary general meeting would need to be called before the CEPT Shareholders could vote on Proposals again.

Required Vote and Recommendation of the CEPT Board

The approval of the Adjournment Proposal will require an ordinary resolution, being a resolution passed at the Meeting by the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPT Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Adjournment Proposal. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

“RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates to be determined by the Chairman of the Meeting, if it is determined by SPAC that additional time is necessary or appropriate to complete the Business Combination or for any other reason.” THE CEPT BOARD UNANIMOUSLY RECOMMENDS THAT CEPT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of CEPT’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the commercial interests of CEPT and CEPT Shareholders and what they may believe is best for himself, herself or themselves in determining to recommend that CEPT Shareholders vote for the Proposals. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and CEPT’s Directors and Executive Officers in the Business Combination” for a further discussion.

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of CEPT and Securitize adjusted to give effect to the Business Combination, the PIPE Investment and related transactions, as outlined below. CEPT and Securitize are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination, are referred to herein as the “Combined Company.”

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined balance sheet as of September 30, 2025 gives pro forma effect to the Transactions as if they were completed on September 30, 2025. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024 give pro forma effect to the Transactions as if they were completed on January 1, 2024.

The unaudited pro forma condensed combined balance sheet as of September 30, 2025 combines the historical unaudited condensed balance sheet of CEPT as of September 30, 2025 with the historical unaudited condensed consolidated balance sheet of Securitize as of September 30, 2025, giving effect to the Transactions as if they had been consummated on September 30, 2025.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2025 combines the historical unaudited condensed statement of operations of CEPT for the nine months ended September 30, 2025 with the historical unaudited condensed consolidated statement of operations of Securitize for the nine months ended September 30, 2025, giving effect to the Transactions as if they had been consummated on January 1, 2024, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 combines the historical audited statement of operations of CEPT for the year ended December 31, 2024 with the historical audited consolidated statement of operations of Securitize for the year ended December 31, 2024, giving effect to the Transactions as if they had been consummated on January 1, 2024, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited and unaudited historical financial statements of CEPT and Securitize as of and for the year ended December 31, 2024 and as of and for the nine months ended September 30, 2025 and the notes thereto, as well as the disclosures contained in the sections titled “CEPT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Securitize’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this proxy statement/prospectus.

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and do not purport to represent what our financial position or results of operations would have been if the proposed transactions had actually occurred as of the dates indicated, nor does it project our financial position at any future date or our results of operations or cash flows for any future period.

The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of PubCo upon consummation of the Transactions. The unaudited pro forma transaction accounting adjustments presented in the accompanying notes represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with generally accepted accounting principles in the United States (“GAAP”). Under this method of accounting, CEPT is treated as the “acquired” company for financial reporting purposes. Securitize has been determined to be the accounting acquirer because existing Securitize Stockholders, as a group, will retain the largest portion of the voting rights in the combined entity when contemplating the various redemption scenarios, the executive officers of PubCo will be appointed by Securitize, the majority of the board of directors of PubCo will be appointed by Securitize, Securitize represents a significant majority of the operations of PubCo, and the operations of Securitize will be the continued operations of PubCo.

Combined Company
Unaudited Pro Forma Condensed
Combined Balance Sheet
As of September 30, 2025

	Securitize	CEPT	Additional Financings		Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming 100% Redemptions)		Pro Forma Combined (Assuming 100% Redemptions)
ASSETS
Current assets:
Cash and cash equivalents				A		B			C
E
F
Receipt tokens of tokenized assets
Customer escrow funds
Investments in marketable securities, at fair value
Accounts receivable, net
Stablecoins
Loan receivable, deUSD coin advances
Prepaid expenses and other current assets
Total Current Assets	—	—	—		—		—	—		—
Note receivable, officer						J
Notes receivable, related parties
Property and equipment, net
Intangible assets, net
Goodwill
Investments in limited partnerships
Other noncurrent assets
Available-for-sale debt securities held in Trust Account, at fair value (no allowance for credit losses, amortized cost[l])
Total Assets	$—	$—	$—		$—		$—	$—		$—

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable
Digital asset borrowings
Obligation to return collateral
Accrued expenses and other current liabilities						F
Customer escrow funds payable
Deferred revenue
Notes payable – related party
Total Current Liabilities	—	—	—		—		—	—		—
Simple agreements for future equity						D
Notes payable, related party
Convertible promissory notes payable, net				A		D
Derivative liability						D
Option liability
Deferred tax liability
Earnout liability						I
Sponsor earnout liability						H
Total Liabilities	—	—	—		—		—	—		—

Combined Company
Unaudited Pro Forma Condensed
Combined Balance Sheet — (Continued)
As of September 30, 2025

	Securitize	CEPT	Additional Financings	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming 100% Redemptions)		Pro Forma Combined (Assuming 100% Redemptions)
Commitments and contingencies

Mezzanine equity:
Series B-4 redeemable convertible preferred stock					D
E
Series B-3 redeemable convertible preferred stock					D
Series B-2 redeemable convertible preferred stock					D
Series B-1 redeemable convertible preferred stock					D
Series A redeemable convertible preferred stock					D
Total Mezzanine Equity

Stockholders’ equity (deficit):
Common stock, $0.0001 par value					B			C
D
E
Preference shares, $0.0001 par value					K
Class A ordinary shares, $0.0001 par value					K
Class B ordinary shares, $0.0001 par value;
Treasury stock
Additional paid-in capital					C			C
D
E
G
I
K
Accumulated deficit					G
F
Accumulated other comprehensive income
Total Shareholders’ Equity (Deficit)	—	—	—	—		—	—		—
Total Liabilities and Shareholders’ Equity (Deficit)	$—	$—	$—	$—		$—	$—		$—

Combined Company
Unaudited Pro Forma Condensed Combined
Statement of Operations For
The Nine Months Ended September 30, 2025

	For the Nine Months Ended September 30, 2025		Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming 100% Redemptions)	Pro Forma Combined (Assuming 100% Redemptions)
	Securitize	CEPT
Revenue
Cost of revenue				GG
Gross profit		—

Operating expenses:
Selling, general & administrative
Acquisition related transaction costs				BB
Provision for expected credit losses
Administrative expenses – related party				EE
Total operating expenses
Loss from operations		—

Other income (expense):
Interest expense				CC
BUIDL interest income
Interest income				II
Dividend income
Gains on investments in marketable securities, net
Gain on settlement of earn-out liability
Other income (expense), net
Change in fair value of option liability
Change in fair value of simple agreements for future equity				DD
Change in fair value of earnout liability				HH
Change in fair value of derivative liability				DD
Interest income on investments held in the Trust Account				AA
Total other income (expense), net		—

Net loss before income taxes		—
Benefit (provision) for income taxes				FF
Net loss		—
Net loss per share – basic and diluted

Weighted average shares outstanding
Basic and diluted
Weighted average shares outstanding, basic and diluted
Basic and diluted net loss per share
Basic and diluted weighted average shares outstanding
Weighted average shares outstanding – diluted
Net loss per share – basic and diluted
Net loss per share – diluted

Combined Company
Unaudited Pro Forma Condensed
Combined Statement of Operations for
The Year Ended December 31, 2024

	For the Twelve Months Ended December 31, 2024		Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming 100% Redemptions)		Pro Forma Combined (Assuming 100% Redemptions)
	Securitize, Inc.	Cantor Equity Partners II, Inc.
Revenue	$18,699,043	$—	$—		$18,699,043	—		$18,699,043
Cost of revenue	1,495,128	—	—	GG	1,495,128	—		1,495,128
Gross profit	17,203,915	—	—		17,203,915	—		17,203,915

Operating expenses:
Selling, general & administrative	33,728,587	70,682	—	EE	33,799,269	—		33,799,269
				GG
Acquisition related transaction costs	275,000	—	51,409,000	BB	51,684,000	45,159,000	BB	45,434,000
Provision for expected credit losses	520,116	—	—		520,116	—		520,116
Total operating expenses	34,523,703	70,682	51,409,000		86,003,385	45,159,000		79,753,385
Loss from operations	(17,319,788)	(70,682)	(51,409,000)		(68,799,470)	—		(67,090,470)

Other income (expense):
Interest expense	(4,533,607)	—	4,479,446	CC	(54,161)	—		(54,161)
Interest income	2,113,178	—	(178,243)	II	1,934,935	—		1,934,935
Dividend income	402,035	—	—		402,035	—		402,035
Gains on investments in marketable securities, net	98,730	—	—		98,730	—		98,730
Other income (expense), net	350,875	—	—		350,875	—		350,875
Change in fair value of option liability	261,000	—			—	—		261,000
Change in fair value of simple agreements for future equity	(95,000)	—	95,000	DD	—	—		—
Change in fair value of earnout liability	—	—	—	HH	—	—		—
Change in fair value of derivative liability	(1,370,000)	—	1,370,000	DD	—	—		—
Total other income (expense), net	(2,772,789)	—	5,766,203		2,993,414	—		2,993,414

Net loss before income taxes	(20,092,577)	(70,682)	(45,642,797)		(65,806,056)	—		(65,806,056)
Benefit (provision) for income taxes	(90,896)	—	—	FF	(90,896)	—		(90,896)
Net loss	$(20,183,473)	$(70,682)	$(45,642,797)		$(65,896,952)	$(45,159,000)		$(59,646,952)

Net loss per share – basic and diluted	$(2.31)

Weighted average shares outstanding Basic and diluted	8,748,721

Weighted average shares outstanding, basic and diluted		6,000,000
Basic and diluted net loss per share		$(0.01)

Basic and diluted weighted average shares outstanding					169,527,742			144,923,992
Net loss per share – basic and diluted					$(0.39)			$(0.41)

Combined Company

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Description of the Business Combination

On October 27, 2025, CEPT entered into the Business Combination Agreement with Securitize, PubCo, SPAC Merger Sub and Company Merger Sub, under which (i) CEPT will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving company and a direct wholly-owned subsidiary of PubCo and (ii) Company Merger Sub will merge with and into Securitize, with Securitize continuing as the surviving company and a direct wholly owned Subsidiary of PubCo.

The “Per Share Company Merger Consideration” is, for each share of Securitize Common Stock being converted into shares of PubCo Common Stock in the Securitize Merger, such number of shares of PubCo Common Stock equal to (a) (i) the Equity Value of Securitize (which is $1.25 billion, subject to adjustments calculated in accordance with the Business Combination Agreement), divided by (b) the Fully-Diluted Company Shares (calculated in accordance with the Business Combination Agreement), divided by (iii) $10.00, and (b) the right to receive the relevant portion of 6,250,000 shares of PubCo Common Stock (the “Securitize Earnout Shares”), if any, attributable to such shares. The Per Share Company Merger Consideration used for purposes of these unaudited pro formas is 4.62.

The Securitize Earnout Shares will be issued to Securitize Stockholders if, at any time during the five (5) year period following the Closing Date, the VWAP of PubCo Common Stock exceeds certain price thresholds as described below: (i) one-third of the Securitize Earn-Out Shares will be issued if the VWAP of PubCo Common Stock exceeds $15.00 for 20 out of any 30 trading days beginning 90 days after the Closing, (ii) one-third of the Securitize Earnout Shares will be issued if the VWAP of PubCo Common Stock exceeds $20.00 for 20 out of any 30 trading days beginning 90 days after Closing, and (iii) one-third of the Securitize Earnout Shares will be issued if the VWAP of PubCo Common Stock exceeds $25.00 for 20 out of any 30 trading days beginning 90 days after Closing.

Contemporaneously with the execution of the Business Combination Agreement, CEPT, the Sponsor, PubCo and Securitize entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed to surrender, for no consideration, up to 30% of its CEPT Class B Ordinary Shares immediately prior to, and conditioned upon, the consummation of the CEPT Merger (such number of Surrendered CEPT Shares to be determined pursuant to a formula taking into account the number of CEPT Redeemed Shares and the gross proceeds from the PIPE Investments exceeding $100.0 million). In addition, Sponsor agreed to subject the Sponsor Earnout Shares to vesting and potential forfeiture (and related transfer restrictions) after the Closing based on an earnout during the Earnout Period, with one-third of such shares vesting in the event the VWAP of a share of PubCo Common Stock exceeds $12.50, $15.00 and $17.50, in each case for at least 20 out of 30 consecutive trading days commencing 90 days after the Closing. Contemporaneously with the execution of the Business Combination Agreement, the PIPE Investors agreed to make a private investment in CEPT by purchasing Class A ordinary shares in the aggregate amount of $225 million for $10.00 per share pursuant to PIPE Subscription Agreements. The net proceeds from the PIPE will be used by PubCo for transaction expenses, working capital and general corporate purposes. PIPE Investors are permitted under the PIPE Subscription Agreements to satisfy their commitments thereunder through the purchase of CEPT Class A Ordinary Shares on the public market, subject to certain restrictions set forth therein. PubCo, Securitize and CEPT may seek to raise additional funds through private placement transactions, including PIPE transactions, or other forms of capital raising. There can be no assurance as to whether, when or on what terms any such future financings may be conducted.

The unaudited pro forma condensed combined information contained herein assumes that CEPT Shareholders approve the proposed Business Combination and that the PIPE Investors satisfy all of their commitments in cash. Public Shareholders may elect to redeem their Public Shares for cash even if they approve the proposed Business Combination. CEPT cannot predict how many of its Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, PubCo has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios, which produce different allocations of total PubCo equity between holders of PubCo Common Stock.

As described in greater detail in Note 2 of the “Notes to Unaudited Pro Forma Condensed Combined Financial Information”, the first scenario, or “No Redemptions Scenario”, assumes that no Public Shareholders will exercise their right to have their Public Shares redeemed for cash, and the second scenario, or “100% Redemptions Scenario”, assumes that holders of 100% of the Public Shares exercise their right to have their Public Shares redeemed for cash. The actual results will likely be within the parameters described by the two scenarios, however, there can be no assurance regarding which scenario will be closest to the actual results.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Public Shares into cash:

•        Assuming No Redemptions:    This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares.

•        Assuming 100% Redemptions:    This presentation assumes all 24,000,000 Public Shares are redeemed in connection with the Business Combination, for an aggregate redemption payment of approximately $       million.

The following table summarizes the pro forma shares of PubCo Common Stock outstanding under the two scenarios (as described in greater detail in Note 2), excluding the potential dilutive effect of (i) the Securitize Earnout Shares; (ii) the Sponsor Earnout Shares; (iii) the Assumed Warrants; and (iv) the Assumed Options.

	No Redemptions Scenario	Ownership %	100% Redemptions Scenario	Ownership %
Public Shareholders	24,000,000	14.0%	—	—%
Holders of Securitize Common Stock(1)	44,397,724	25.9%	44,397,724	30.4%
Sponsor(3)	6,580,000	3.8%	5,717,500	3.9%
Holders of Securitize Preferred Stock(2)	73,850,018	43.1%	73,850,018	50.4%
PIPE Investors	22,500,000	13.1%	22,500,000	15.4%
Pro forma outstanding shares at September 30, 2025	171,327,742	100.0%	146,465,242	100.0%

____________

*        Percentages may not sum to 100.0% due to rounding.

(1)      Assumes the Securitize Equity Value is $1,257.3 million, which is the Equity Value as defined in the Business Combination Agreement of $1,250 million and proceeds from the exercise of vested Company options and warrants of $7.3 million.

(2)      Consists of 73,850,018 shares of PubCo Common Stock to be issued to the Securitize Preferred Securityholders upon exchange of 16,000,049 shares of Securitize Preferred Stock based on the Exchange Ratio.

(3)      Includes 580,000 shares of PubCo Common Stock received in exchange for the CEPT Private Placement Shares and up to 6,000,000 Post-Combination Founder Shares after accounting for the surrender of CEPT Founder Shares based on redemptions in each scenario as calculated in accordance with the Sponsor Support Agreement. Certain of the Post-Combination Founder Shares are subject to an earn-out as further described herein.

Note 2. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, CEPT will be treated as the “accounting acquiree” and Securitize as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Securitize issuing shares for the net assets of CEPT, followed by a recapitalization. The net assets of CEPT will be stated at historical cost. Operations prior to the Business Combination will be those of Securitize.

The unaudited pro forma condensed combined balance sheet as of September 30, 2025 assumes that the Business Combination and related transactions occurred on September 30, 2025. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024 give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2024. These periods are presented on the basis that Securitize is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain currently available information and certain assumptions and methodologies that the parties believe are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. The parties believe that their assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and notes thereto of SPAC and Securitize.

The Business Combination is a capital transaction in substance whereby CEPT will be treated as the acquired company for financial reporting purposes. This determination was primarily based on the following:

•        Securitize Stockholders will own the majority of the issued and outstanding common shares of PubCo under both the No Redemptions and the 100% Redemptions scenarios;

•        The current senior management of Securitize will comprise all key management of the PubCo;

•        The PubCo Board will be selected by Securitize pursuant to the terms of the Business Combination Agreement; and

•        Operations of Securitize prior to the Business Combination will comprise the only ongoing operations of PubCo following the closing of the Transactions.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of CEPT Class A Ordinary Shares into cash:

•        Assuming No Redemptions:    This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares.

•        Assuming 100% Redemptions:    This presentation assumes all 24,000,000 Public Shares are redeemed in connection with the Business Combination, for an aggregate redemption payment of approximately $           million.

Note 3. Accounting Policies and Reclassifications

Management performed a comprehensive review of the two entities’ accounting policies. As a result of the review, management did not identify any material differences related to the application of the accounting policies applied by CEPT and Securitize that would require adjustments in the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

As part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align CEPT’s financial statement presentation with that of Securitize.

Note 4. Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. PubCo has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. CEPT and Securitize have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of shares of PubCo Common Stock outstanding, assuming the closing of the Transactions occurred on January 1, 2024.

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet Resulting from Additional Financing Transactions

The pro forma adjustments for additional financing transactions represent significant transactions completed by Securitize and CEPT subsequent to September 30, 2025 as follows:

A.     Represents the issuance of Securitize unsecured convertible promissory notes in the aggregate principal amounts of $20 million. The notes bear interest at 5% per annum and mature three years after issuance, unless earlier converted or repaid pursuant to its terms. The notes are convertible into equity securities of Securitize upon the occurrence of certain events, including a qualified financing, SPAC transaction, or change of control, as defined in the agreement.

Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2025 are as follows:

B.      Represents the issuance of 22,500,000 CEPT Class A Ordinary Shares for $10.00 per share, for total proceeds of $225 million before issuance costs of $8.6 million pursuant to the PIPE Investment, as further described in Note 1, and assumes the PIPE Investors satisfy all of their commitments in cash.

C.     Represents the redemption of 24,000,000 Public Shares for aggregate redemption payments of $     million allocated to PubCo Common Stock using a par value of $0.0001 per share and the excess to additional paid-in capital at a redemption price of approximately $10.32 per share, consisting of an initial redemption price of $10.17 per share, with an additional $0.15 per share funded by the Sponsor Note and paid by CEPT in connection with the applicable Redemption Event.

D.     Represents the conversion of Securitize convertible notes, Series A through B-4 preferred stock, Series Option preferred stock, and simple agreements for future equity upon the closing of the Business Combination for      shares of PubCo Common Stock using a par value of $0.0001 per share.

E.      Represents the exercise of Securitize warrants upon the closing of the Business Combination for proceeds of $     million. The warrants are exercisable into      shares of Securitize Series B-4 Preferred Stock, which are subsequently convertible into      shares of PubCo Common Stock using a par value of $0.0001 per share upon the closing of the Business Combination.

F.      Represents preliminary estimated transaction costs of CEPT and Securitize in connection with the Business Combination. Preliminary total estimated transaction costs of $51.4 million in the No Redemptions Scenario and $45.2 million in the 100% Redemptions Scenario include legal, advisory, accounting fees to be paid upon Closing. $        million transaction costs have been incurred to date, and all transaction costs will be paid in cash upon the Closing.

G.     Reflects the reclassification of CEPT’s historical accumulated deficit of $     million to additional paid-in capital as part of the reverse recapitalization.

H.     Represents the estimated fair value of the earnout liability for Securitize Earnout Shares upon consummation of the Business Combination. The Securitize Earnout Shares are issuable starting 90 days from the Closing Date and ending on the fifth anniversary of the Closing Date, however they are contingent upon various triggering events being met (a “Release Event”). The Release Events include three separate pricing thresholds (each an “Issuance Threshold) which can provide for the earnout shares to vest based on the future average prices of the PubCo Common Stock as listed on a public exchange:

•        First Issuance Threshold = the weighted average stock price of PubCo Common Stock is greater than or equal to $15.00 per share for any twenty (20) trading days (which do not need to be consecutive) over a thirty (30) trading day period.

•        Second Issuance Threshold = the weighted average stock price of PubCo Common Stock is greater than or equal to $20.00 per share for any twenty (20) trading days (which do not need to be consecutive) over a thirty (30) trading day period.

•        Third Issuance Threshold = the weighted average stock price of PubCo Company’s Common Stock is greater than or equal to $25.00 per share for any twenty (20) trading days (which do not need to be consecutive) over a thirty (30) trading day period.

Notwithstanding anything to the contrary herein, in the event that during the Earnout Period, a merger, consolidation or similar transaction (as further described in the Business Combination Agreement) occurs where holders of PubCo Common Stock have the right to receive cash or securities, and the consideration per share of PubCo Common Stock would exceed one or more Issuance Threshold described above, the applicable Issuance Threshold will be deemed to have been satisfied and the applicable shares will be vested and issued to the applicable Securitize Stockholders.

These amounts are classified as liabilities in the unaudited pro forma condensed combined balance sheet. The preliminary estimated fair values of the Securitize Earnout Shares were determined using a Monte Carlo simulation valuation model using a distribution of potential outcomes based on certain underlying assumptions such as stock price, volatility and risk-free interest rates. These assumptions reflect the most reliable information available. The actual fair values could change materially once the final valuation is determined at the Closing. Following the Business Combination, these liabilities will be remeasured to fair value at each reporting date and subsequent changes in the fair value will be recognized in PubCo’s consolidated statement of operations. See Note 1 — Description of the Business Combination for more information.

The valuation of the earnout liability was calculated using a Monte Carlo simulation. The stock price on the valuation date was $10.00, with the Earnout Period beginning on the date that is the 90 days from the Closing Date and ending on the date that is the fifth anniversary of the Closing Date. The risk-free rate of the remaining term is         %, and the rounded equity volatility is         %. These inputs resulted in simulations determining estimated fair value outcomes between $         million and $         million. Therefore, the average estimated fair value of these outcomes of $         million, or $         on a per share basis, was used for the estimated fair value of the earnout liability.

As the shares are only issuable upon the various Release Events, the potential outcomes include a range from no liability (if no Release Event occurs) to the value of the full 6,250,000 shares to be issued if all three Release Events are achieved. Taking into account the potential upside due to share appreciation, the simulation provides a maximum aggregate liability of $         million, or $         on a per share basis on satisfaction of the First Issuance Threshold, $         on a per share basis on satisfaction of the Second Issuance Threshold, and $         on a per share basis on satisfaction of the Third Issuance Threshold, for an average per share value of $        .

I.       Represents the estimated fair value of the Sponsor earnout liability upon consummation of the Business Combination. Per the Sponsor Support Agreement, the Sponsor agreed to subject a maximum of 1,800,000 Post-Combination Founder Shares (the “Sponsor Earnout Shares”) to vesting and potential forfeiture (and related transfer restrictions) after the Closing based on an earn-out during the Earnout Period.

The Sponsor Earnout Shares shall become fully vested in accordance with the following release events and pricing thresholds (a “Sponsor Release Event”): with (i) one-third of the Sponsor Earnout Shares being released if the VWAP of PubCo Common Stock exceeds $12.50 for 20 out of any 30 trading days beginning 90 days after Closing (the “First Price Threshold”), (ii) one-third of the Sponsor Earnout Shares being released if the VWAP of PubCo Common Stock exceeds $15.00 for 20 out of any 30 trading days beginning 90 days after Closing (the “Second Price Threshold”), and (iii) one-third of the Sponsor Earnout Shares being released if the VWAP of PubCo Common Stock exceeds $17.50 for 20 out of any 30 trading days beginning 90 days after Closing (the “Third Price Threshold”), in each case, subject to early release for release events including a PubCo sale, change of control, going private transaction or delisting after the Closing.

The valuation of the Sponsor Earnout Shares liability was calculated using a Monte Carlo simulation. The stock price on the valuation date was $        , with the Earnout Period beginning on the date that is the 90 days from the Closing Date and ending on the date that is the fifth anniversary of the Closing Date. The risk-free rate of the remaining term is         %, and the rounded equity volatility is         %. These inputs resulted in simulations determining estimated fair value outcomes between $         million and $         million. Therefore, the average estimated fair value of these outcomes of $         million, or $         on a per share basis, was used for the estimated fair value of the Sponsor Earnout Shares liability.

As the shares are only forfeited upon not achieving the Price Thresholds, the potential outcomes include a range from no liability (if no Sponsor Release Events occurs) to the value of the full 1,800,000 shares to be issued if all three Sponsor Release Events are achieved. Taking into account the potential upside due to share appreciation, the simulation provides a maximum aggregate liability of $         million, or $         on a per share basis for the First Price Threshold, $         on a per share basis for the Second Price Threshold, and $         on a per share basis for the Third Price Threshold, for an average per share value of $        .

J.       Represents the elimination of the note receivable that is held on the Securitize balance sheet as of September 30, 2025 but pertains to the funds loaned in the form of a secured recourse promissory note to the Securitize co-founder and CEO, Carlos Domingo. As Securitize is not able to hold any amounts due to or due from its own executive officers upon being publicly listed on a securities exchange, Securitize has arranged for the CEO to obtain a loan advance from a third party to pay the amount outstanding on the promissory note in full prior to the Closing.

K.     Represents the recapitalization of Securitize’s historical equity (comprised of Securitize Common Stock and Securitize Preferred Stock) as well as any new securities issued in connection with the conversion of the convertible notes or the exercise of options into PubCo Common Stock after giving effect to the Exchange Ratio at the Closing.

Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations

AA.  Reflects elimination of investment income on the Trust Account of $         million for the nine months ended September 30, 2025. There were no assets held in the Trust Account during the year ended December 31, 2024.

BB.   Reflects estimated non-recurring transaction costs not reflected in the September 30, 2025 historical unaudited financial statements of $51.4 million in a No Redemptions Scenario, and $45.2 million in the 100% Redemptions Scenario, $21.1 million of these transaction costs are expected to be paid by Securitize (in both a minimum and 100% Redemptions Scenario), while $30.4 million and $24.1 million are expected to be paid out of the Trust Account in a No Redemptions Scenario and 100% Redemptions Scenario, respectively. The adjustment reflects these non-recurring transaction costs as if they were incurred on January 1, 2024, the date the Business Combination occurred for purposes of the unaudited pro forma condensed combined statement of operations.

CC.   Reflects elimination of $        million and $4.5 million for the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively, in interest expense incurred from the convertible notes to be converted upon the completion of the Business Combination.

DD.   Reflects elimination of the change in fair value of the bifurcated derivatives related to the convertible notes and the simple agreements for future equity (“SAFEs”) to be converted upon the completion of the Business Combination. The adjustment reflects the elimination of a $        million gain/loss related to the embedded derivatives and a $         million gain/loss related to the SAFEs for the nine months ended September 30, 2025; and the elimination of a $1.4 million loss related to the embedded derivatives and a $0.1 million gain related to the SAFEs for the year ended December 31, 2024.

EE.   Reflects elimination of the expenses incurred by the CEPT under the Administrative Services Agreement with the Sponsor as well as compensation to the independent directors of CEPT for their services prior to the completion of the Business Combination at the amounts recognized of $        million and $        million during the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively, as if the Business Combination occurred on January 1, 2024.

FF.    No tax effect has been recorded for the transaction accounting adjustments. The changes in fair value of the SAFE liability and derivative liability represent permanent differences and therefore do not impact taxable income. Securitize maintains a full valuation allowance on its deferred tax assets; accordingly, no tax benefit is recognized for the transaction costs, regardless of whether such costs are deductible or give rise to permanent or temporary differences. As a result, the transaction accounting adjustments do not impact the provision for income taxes.

GG.  Represents the change in share based compensation expense of $         million and $         million for the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively, in connection with the Securitize stock options being assumed by PubCo post Business Combination and becoming an option to purchase shares of PubCo Common Stock.

HH.  Represents a gain/loss of $         million and a gain/loss of $         million for the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively, to recognize the change in fair value earnout liability and the Sponsor earnout liability.

II.     Reflects elimination of the interest income recognized of $         million and $0.2 million related to the note receivable from Securitize to Carlos Domingo, co-founder and CEO, during the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively. The loan was repaid in full in connection with the completion of the Business Combination.

Note 5. Net Loss per Share

Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination. As the Business Combination is being reflected as if it had occurred at the beginning of the earliest period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entirety of all periods presented.

The unaudited pro forma condensed combined financial information has been prepared to present two alternative scenarios with respect to redemption of Public Shares of common stock by Public Shareholders at the time of the Business Combination for the nine months ended September 30, 2025 and for the year ended December 31, 2024:

	For the Nine Months Ended September 30, 2025(1)		For the Year Ended December 31, 2024(1)
	Assuming No Redemptions	Assuming 100% Redemptions	Assuming No Redemptions	Assuming 100% Redemptions
Numerator:
Pro forma net loss	$—	$—	$(65,896,952)	$(59,646,952)
Denominator:
Weighted average shares outstanding – basic and diluted	—	—	169,527,742	144,923,992
Net loss per share:
Basic and diluted	$—	$—	$(0.39)	$(0.41)

Potentially dilutive securities(2):
Securitize Earnout Shares	6,250,000	6,250,000	6,250,000	6,250,000
Sponsor Earnout Shares	1,800,000	1,541,250	1,800,000	1,541,250
Assumed Warrants	3,855,035	3,855,035	3,855,035	3,855,035
PubCo Common Stock issuable upon exercise of the Assumed Options	11,584,524	11,584,524	11,584,524	11,584,524

____________

(1)      Pro forma net loss per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”

(2)      The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive and/or issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods presented.

Information About CEPT

Overview

CEPT is a blank check company incorporated in the Cayman Islands on November 11, 2020, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (an “initial business combination”). CEPT is an early stage and emerging growth company and, as such, CEPT is subject to all of the risks associated with early stage and emerging growth companies.

CEPT Ordinary Shares and CEPT IPO

In November 2020, the Sponsor purchased 14,375,000 CEPT Class B Ordinary Shares for a purchase price of $25,000. On June 6, 2024, the Sponsor surrendered, for no consideration, 9,375,000 CEPT Class B Ordinary Shares, which CEPT cancelled, resulting in a decrease in the total number of CEPT Class B Ordinary Shares outstanding from 14,375,000 shares to 5,000,000 shares. On May 1, 2025, CEPT effected a share capitalization, resulting in an increase in the total number of CEPT Class B Ordinary Shares from 5,000,000 to 6,000,000 shares.

CEPT completed the CEPT IPO of 24,000,000 CEPT Class A Ordinary Shares on May 5, 2025, generating gross proceeds to CEPT of $240,000,000. Simultaneously with the closing of the CEPT IPO, CEPT completed the sale of 580,000 CEPT Private Placement Shares, at a price of $10.00 per share, to the Sponsor in the CEPT Private Placement, generating gross proceeds to CEPT of $5,800,000.

Following the completion of the CEPT IPO and CEPT Private Placement, a total of $240,000,000, comprised of the net proceeds from the CEPT IPO and the CEPT Private Placement, was placed in the Trust Account. As of September 30, 2025, the Trust Account balance was approximately $244,130,000.

Since the CEPT IPO, CEPT’s activity has been limited to the search and evaluation of and negotiation with acquisition targets for its initial business combination.

CEPT has until May 5, 2027 (24 months from the closing of the CEPT IPO), or until such earlier liquidation date as the CEPT Board may approve or such later date as the CEPT Shareholders may approve pursuant to the CEPT Memorandum and Articles, to consummate an initial business combination.

The Public Shares are traded on Nasdaq under the symbol “CEPT.” The Public Shares commenced public trading on May 2, 2025.

Experience of the Sponsor and its Affiliates

CEPT, the Sponsor, and CF&Co. are all affiliates of Cantor. Cantor is a diversified company primarily specializing in financial and real estate services for customers operating in the global financial and commercial real estate markets. Cantor’s businesses include CF&Co., a leading independent middle market investment bank and primary dealer; a controlling interest in BGC Group, Inc. (“BGC”), whose Class A common stock trades on the Nasdaq under the ticker symbol “BGC,” a leading global brokerage and technology company primarily servicing the global financial markets; and a controlling interest in Newmark Group, Inc. (“Newmark”), whose Class A common stock trades on the Nasdaq under the ticker symbol “NMRK,” a leading full-service commercial real estate services business.

Cantor was founded over 75 years ago and was led by Howard W. Lutnick from 1992 until February 2025 when he became the United States Secretary of Commerce. Cantor has successfully built a well-capitalized business across multiple business lines. Cantor has been at the forefront of financial and technological innovation in its industries, developing electronic markets and providing superior service to thousands of customers globally.

Over the last 30 years, Cantor has expanded from a broker of fixed income and equity products to a premier global financial services provider, which is recognized for its leading offerings across several areas including:

•        institutional equity and fixed income capital markets services;

•        investment banking;

•        prime brokerage;

•        fully electronic execution of various financial asset classes;

•        market data;

•        financial software and analytics;

•        wholesale financial brokerage;

•        energy and commodities brokerage;

•        software and network services; and

•        commercial real estate services, asset management, loan servicing and financing operations.

Cantor and its affiliates have a history of making successful acquisitions. Since 2005, Cantor and its affiliates have acquired over 75 companies in the financial and real estate services industries. In financial services, these acquisitions have included, among others, the publicly traded wholesale and inter-dealer brokerage firm GFI Group, Inc. (“GFI”), Sunrise Brokers Group, a global leader in listed and over the counter (“OTC”) derivative products brokerage, and Ed Broking Group Limited (“Ed Broking”), an independent Lloyd’s of London insurance broker (which BGC subsequently sold in November 2021). In real estate services, these acquisitions have included, among others, Newmark & Company Real Estate, Inc., Berkeley Point Financial LLC, which is one of the nation’s leading providers of multifamily capital solutions, engaged primarily in the origination, funding, sale and servicing of multifamily loans guaranteed by Government Sponsored Enterprises, Grubb & Ellis, Apartment Realty Advisors (“ARA”), and Cornish & Carey Commercial Inc. (“Cornish & Carey”). Most of Newmark’s subsidiaries, including, ARA, Berkeley Point and Cornish & Carey now operate under the name “Newmark” or “NKF.”

Cantor has also successfully exited from many of its acquisitions and investments. For example, in 1996, Cantor launched eSpeed, its fully electronic treasuries trading platform. Cantor developed and launched eSpeed, which consummated an initial public offering in 1996, and into which a predecessor of BGC was merged in 2008. In June 2013, BGC sold the eSpeed business to Nasdaq, Inc. for $750 million in cash and up to $484 million of Earnout shares of Nasdaq, Inc. (based on the stock price of Nasdaq, Inc. at the time the deal was announced). Following BGC’s acquisition of GFI in 2015, BGC, whose controlling stockholder is Cantor, sold GFI’s Trayport business, a leading intermediary and provider of trading technologies and support services to the global OTC and listed markets, to Intercontinental Exchange, Inc. (“ICE”) for $650 million in exchange for 2,527,658 ICE common shares issued with respect to the $650 million purchase price as adjusted at closing. In addition, on November 1, 2021, BGC successfully completed the sale of its insurance brokerage business (including Ed Broking and Besso) pursuant to which BGC received gross cash proceeds of approximately $535 million from the buyer. The investment in BGC’s insurance brokerage business generated an internal rate of return of 21.2% for BGC’s shareholders.

Entities controlled by Cantor have also sponsored thirteen additional SPACs: CF Finance Acquisition Corp. (“CFAC I”), CF Finance Acquisition Corp. II (“CFAC II”), CF Finance Acquisition Corp. III (“CFAC III”), CF Acquisition Corp. IV (“CFAC IV”), CF Acquisition Corp. V (“CFAC V”), CF Acquisition Corp. VI (“CFAC VI”), CF Acquisition Corp. VII (“CFAC VII”), CF Acquisition Corp. VIII (“CFAC VIII”), Cantor Equity Partners, Inc. (“CEP”), Cantor Equity Partners I, Inc. (“CEPT I”), Cantor Equity Partners III, Inc. (“CEPT III”), Cantor Equity Partners IV, Inc. (“CEPT IV”) and Cantor Equity Partners V, Inc. (“CEPT V”).

CFAC I consummated its initial public offering in December 2018 and consummated its initial business combination in November 2020 with GCM Grosvenor Inc. (“GCM Grosvenor”), a global alternative asset management firm, whose stock price as of September 30, 2025 was $12.07.

CFAC II consummated its initial public offering in August 2020 and consummated its initial business combination in March 2021 with View, Inc. (“View”), a smart buildings platform and technology company, that was taken private by its creditors in connection with a Chapter 11 financial restructuring in May 2024.

CFAC III consummated its initial public offering in November 2020 and consummated its initial business combination in August 2021 with AEye, Inc. (“AEye”), a provider of active lidar systems technology for vehicle autonomy, advanced driver-assistance systems and robotic vision applications, whose stock price as of September 30, 2025 was $2.49 (after giving effect to a 30 to 1 reverse stock split in December 2023).

CFAC V consummated its initial public offering in February 2021 and consummated its initial business combination in January 2022 with Satellogic, Inc. (“Satellogic”), a vertically integrated geospatial analytics company, whose share price as of September 30, 2025 was $3.28.

CFAC VI consummated its initial public offering in February 2021 and consummated its initial business combination in September 2022 with Rumble Inc. (“Rumble”), a neutral video platform, whose stock price as of September 30, 2025 was $7.24.

CFAC VIII consummated its initial public offering in March 2021 and consummated its initial business combination in November 2023 with XBP Europe, Inc. (“XBP Europe”), a pan-European integrator of bills and payments, whose stock price as of September 30, 2025 was $0.8070.

CFAC IV consummated its initial public offering in December 2020 and was liquidated in December 2023. CFAC VII consummated its initial public offering in December 2021 and was liquidated in December 2024.

CEP consummated its initial public offering in August 2024 and entered into a business combination agreement with respect to its initial business combination on April 22, 2025 with Twenty One Capital, Inc. (“Twenty One”), Twenty One Merger Sub D, Twenty One Assets, LLC, Tether Investments, S.A. de C.V., iFinex, Inc., and, solely for certain limited purposes, Stellar Beacon LLC. Twenty One is a newly formed entity that aims to be the most effective public vehicle for Bitcoin accumulation and monetization, with a mission to accelerate Bitcoin adoption and Bitcoin literacy, and a pursuit of strategies to develop a range of Bitcoin-related financial and advisory services.

CEP I consummated its initial public offering in January 2025 and entered into a business combination agreement with respect to its initial business combination on July 16, 2025 with BSTR Holdings, Inc. (“BSTR”), BSTR Intermediate, BSTR Holdings (Cayman), BSTR Newco, LLC, PEMS Sub A, Inc., PEMS Sub B, Inc. and PEMS Merger Sub C, Inc. BSTR is a newly formed entity seeking to catalyze the fusion of Bitcoin and capital markets to accumulate Bitcoin, generate in-kind Bitcoin yield, and advise corporates and sovereigns on Bitcoin-based treasury strategies.

CEP III consummated its initial public offering in June 2025 and entered into a business combination agreement with respect to its initial business combination on November 7, 2025 with AIR Limited (“AIR”), AIR Holdings Limited, Genesis Cayman Merger Sub Limited and Genesis Jersey Merger Sub Limited. AIR is a global leader in hookah and pioneer in advanced inhalation technologies.

CEP IV consummated its initial public offering in August 2025 and CEP V consummated its initial public offering in November 2025.

CEPT refers to CEP, CEP I, CEP III, CEP IV and CEP V herein as the “Active Cantor SPACs” and CFAC I, CFAC II, CFAC III, CFAC IV, CFAC V, CFAC VI, CFAC VII and CFAC VIII as the “Prior Cantor SPACs.”

Notwithstanding the foregoing descriptions, past performance of Cantor, CEPT’s management team, any of their respective affiliates and any Prior Cantor SPAC is not a guarantee (i) that CEPT will be able to successfully consummate the closing of any business combination into which it has entered; or (ii) that the post-business combination performance of any such combined company will be positive. You should not rely on any positive historical performance records of Cantor, CEPT’s management team, any of their respective affiliates or any Prior Cantor SPAC as indicative of CEPT’s future performance. CEPT’s officers and directors may have conflicts of interest with other entities to which they owe fiduciary or contractual obligations with respect to initial business combination opportunities, including the Active Cantor SPACs.

Recent Developments

The Business Combination Agreement

On October 27, 2025, CEPT, PubCo, Securitize, SPAC Merger Sub and Company Merger Sub entered into the Business Combination Agreement pursuant to which they agreed to effect the Business Combination on the terms set forth therein and as is described in this proxy statement/prospectus. CEPT Shareholders are being asked to vote to approve the Business Combination Agreement and the Business Combination. The Business Combination Agreement provides that, among other things: (i) CEPT will merge with and into SPAC Merger Sub, with SPAC

Merger Sub continuing as the surviving entity in the CEPT Merger, and (a) with CEPT Shareholders holding CEPT Class B Ordinary Shares receiving one CEPT Class A Ordinary Share for each CEPT Class B Ordinary Share held by such CEPT Shareholder immediately prior to the CEPT Merger (other than the Surrendered CEPT Shares), and (b) immediately thereafter, with CEPT Shareholders holding CEPT Class A Ordinary Shares receiving one share of PubCo Common Stock for each CEPT Class A Ordinary Share held by such CEPT Shareholder at the time of the CEPT Merger (other than any Public Shares for which a Public Shareholder has made a valid redemption request in accordance with the CEPT Memorandum and Articles and the CEPT IPO Prospectus), and (ii) at least two (2) hours after the CEPT Merger, Company Merger Sub will merge with and into Securitize, with Securitize continuing as the surviving entity in the Securitize Merger, and with Securitize Stockholders receiving shares of PubCo Common Stock in exchange for their Securitize Shares.

As a result of the Mergers and the other transactions contemplated by the Business Combination Agreement, SPAC Merger Sub and Securitize will become wholly-owned subsidiaries of PubCo and PubCo will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

PIPE Investment

Contemporaneously with the execution of the Business Combination Agreement, on October 27, 2025, PubCo, CEPT and Securitize entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPT Merger, 22,500,000 PIPE Shares at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $225 million. The PIPE Investors are permitted under the PIPE Subscription Agreements to satisfy their commitments thereunder through the purchase of CEPT Class A Ordinary Shares on the public market, subject to certain restrictions set forth therein.

Fair Market Value of Acquisition Target

So long as CEPT maintains a listing for its CEPT Class A Ordinary Shares on Nasdaq, CEPT must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding taxes payable on the interest earned on the Trust Account) at the time of signing a definitive agreement in connection with its initial business combination. As discussed in the Section titled “The Business Combination Proposal — Satisfaction of 80% Test,” the CEPT Board made the determination as to the fair market value of the Business Combination and that this test was met in connection with the proposed Business Combination with Securitize. The CEPT Board believes that the financial skills and background of its members qualified it to conclude that the Business Combination with Securitize met this requirement

Voting Restrictions in Connection with the Meeting

CEPT Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned CEPT Ordinary Shares at the close of business on            , 2026, which is the Record Date for the Meeting. CEPT Shareholders are entitled to one vote at the Meeting for each CEPT Ordinary Share held as of the Record Date. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the Public Shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your Public Shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee.

Redemption Rights for Public Shareholders upon Completion of the Business Combination

Under the CEPT Memorandum and Articles, in connection with any proposed initial business combination, if CEPT seeks shareholder approval of an initial business combination, Public Shareholders must be offered the opportunity to redeem their Public Shares, regardless of whether they vote for or against the proposed initial business combination, subject to the limitations described in the CEPT Memorandum and Articles as described in the CEPT IPO Prospectus and herein. Accordingly, in connection with the Business Combination with Securitize, Public Shareholders may seek to redeem their Public Shares in accordance with the procedures set forth in this proxy statement/prospectus. Notwithstanding the foregoing, the CEPT Memorandum and Articles provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than 15% or more of the Public Shares in the aggregate, without the prior consent of CEPT.

Redemption of Public Shares and Liquidation if no Initial Business Combination

The CEPT Memorandum and Articles provides that CEPT will have only until the end of the Combination Period (which is a period of 24 months from the consummation of the CEPT IPO) to complete an initial business combination. If CEPT has not completed an initial business combination by the end of the Combination Period and does not seek CEPT Shareholder approval to amend the CEPT Memorandum and Articles to extend the date by which CEPT must consummate an initial business combination or by such earlier liquidation date as the CEPT Board may approve, CEPT will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten (10) business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to CEPT to pay its taxes, divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of CEPT’s remaining shareholders and the CEPT Board, liquidate and dissolve, subject in each case to CEPT’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

CEPT has entered into letter agreements with the Sponsor and its officers and directors, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any CEPT Founder Shares or CEPT Private Placement Shares held by them if CEPT fails to complete an initial business combination by the end of the Combination Period. However, if such persons acquire Public Shares in or after the CEPT IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if CEPT fails to complete an initial business combination by the end of the Combination Period.

The Sponsor and CEPT’s directors and officers have also agreed that they will not propose any amendment to the CEPT Memorandum and Articles (i) to modify the substance or timing of CEPT’s obligation to allow redemptions in connection with an initial business combination or to redeem 100% of the Public Shares if CEPT does not complete an initial business combination by the end of the Combination Period or (ii) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless CEPT provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to CEPT to pay its taxes, divided by the number of then outstanding Public Shares.

CEPT expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the proceeds of the CEPT IPO and CEPT Private Placement held outside the Trust Account, the Sponsor Loan and any Working Capital Loans (as defined below). However, if those funds are not sufficient to cover the costs and expenses associated with implementing CEPT’s plan of dissolution, CEPT is not permitted to withdraw any interest earned on the Trust Account balance for such purpose.

As of the date of this proxy statement/prospectus, based on funds in the Trust Account of approximately $244.1 million as of September 30, 2025, the per-share redemption amount received by Public Shareholders upon CEPT’s dissolution would be approximately $10.32 per share (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPT’s estimate of the amount that may be withdrawn to pay applicable taxes). The funds deposited in the Trust Account could, however, become subject to the claims of CEPT’s creditors, which would have higher priority than the claims of Public Shareholders. CEPT cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $10.32 per share. While CEPT intends to pay such amounts, if any, CEPT cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although CEPT seeks to have all vendors, service providers (other than the underwriters of the CEPT IPO and Withum, its independent registered public accounting firm), prospective acquisition targets and other entities with which CEPT does business execute agreements with CEPT waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against CEPT’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, CEPT’s management will consider whether competitive alternatives are reasonably available to CEPT and will only enter into an agreement with such third-party if CEPT management believes that such third party’s engagement would be in the best interests of CEPT under the circumstances. Examples of possible instances where CEPT may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by CEPT management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where CEPT management is unable to find a service provider willing to execute a waiver. Withum and the underwriters of the CEPT IPO have not executed agreements with CEPT waiving such claims to the monies held in the Trust Account.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with CEPT and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to CEPT if and to the extent any claims by a third party (other than Withum and the underwriters of the CEPT IPO) for services rendered or products sold to CEPT, or a prospective acquisition target with which CEPT has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes paid and payable, and (B) $0.15 per redeemed Public Share pursuant to the Sponsor Note, provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CEPT’s indemnity of the underwriters of the CEPT IPO against certain liabilities, including liabilities under the Securities Act.

However, CEPT has not asked the Sponsor to reserve for such indemnification obligations, nor has CEPT independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and CEPT believes that the Sponsor’s only assets are the CEPT Ordinary Shares that it owns. Therefore, CEPT cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for CEPT’s initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, CEPT may not be able to complete its initial business combination and a Public Shareholder would receive such lesser amount per Public Share in connection with any redemption of its Public Shares. None of CEPT’s officers or directors will indemnify CEPT for claims by third parties including, without limitation, claims by vendors and prospective acquisition targets.

In the event that the funds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the Trust Account assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, CEPT’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While CEPT currently expects that its independent directors would take legal action on CEPT’s behalf against the Sponsor to enforce its indemnification obligations to CEPT, it is possible that CEPT’s independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, CEPT cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.15 per share (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note).

If CEPT files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against CEPT that is not dismissed, the funds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in CEPT’s bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of CEPT Shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, CEPT cannot assure you that it will be able to return $10.15 per share to Public Shareholders. Additionally, if CEPT files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against CEPT that is not dismissed, any distributions received by CEPT Shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by CEPT Shareholders. Furthermore, the CEPT Board may be viewed as having breached its fiduciary duty to CEPT’s creditors and/or may have acted in bad faith, and thereby exposing itself and CEPT to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. CEPT cannot assure you that claims will not be brought against CEPT for these reasons.

Public Shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of the Public Shares if CEPT does not complete our initial business combination by the end of the Combination Period, (ii) in connection with a shareholder vote to amend the CEPT Memorandum and Articles (x) to modify the substance or timing of CEPT’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of the Public Shares if it does not complete our initial business combination by the end of the Combination Period or (y) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective Public Shares for cash upon the completion of CEPT’s initial business combination. In no other circumstances will a Public Shareholder have any right or interest of any kind to or in the Trust Account. In the event CEPT seeks shareholder approval in connection with its initial business combination, a Public Shareholder’s voting in connection with such initial business combination alone will not result in a Public Shareholder’s redeeming its Public Shares for an applicable pro rata share of the Trust Account. Such Public Shareholder must have also exercised its redemption rights described above. These provisions of the CEPT Memorandum and Articles, like all provisions of the CEPT Memorandum and Articles, may be amended with a shareholder vote.

Employees

CEPT currently has two executive officers: Brandon G. Lutnick, Chairman and Chief Executive Officer and Jane Novak, Chief Financial Officer.

Directors and Executive Officers

CEPT’s executive directors and officers are as follows as of the date of this proxy statement/prospectus:

Name	Age	Title
Brandon G. Lutnick	27	Chairman and Chief Executive Officer
Jane Novak	61	Chief Financial Officer
Danny H. Salinas	45	Director
Robert G. Sharp	60	Director
Louis Zurita	65	Director

Brandon G. Lutnick has been CEPT’s Chairman and Chief Executive Officer since January 2025. Mr. Lutnick is also the Chairman and Chief Executive Officer of Cantor and CFGM, positions he has held since February 2025. Mr. Lutnick joined Cantor in April 2022 and most recently worked as an Executive at Cantor, driving the firm’s strategy and overseeing other projects relating to Cantor and its affiliates. Mr. Lutnick has also been a director of BGC Group, Inc. since February 2025. Mr. Lutnick has also served as the Chairman and Chief Executive Officer of each of CEP and CEP I since December 2024 and of each of CEP III, CEP IV and CEP V since January 2025. Mr. Lutnick previously worked in equity sales and trading at CF&Co. from April 2022 to November 2023. Prior to joining Cantor, Mr. Lutnick started his career at Oak Hill Advisors where he served as a credit analyst from July 2021 to April 2022. Mr. Lutnick graduated from Stanford University with a B.S. in Symbolic Systems in May 2021. CEPT believes that Mr. Lutnick is qualified to serve as a member of the CEPT Board due to his business experience.

Jane Novak has been CEPT’s Chief Financial Officer since June 2024. Ms. Novak joined Cantor in October 2017 and, since then, has served as the Global Head of Accounting Policy. In this role, Ms. Novak provides guidance to Cantor and its affiliates on complex accounting matters, including, among other things, compliance with GAAP, the International Accounting Standards Board, and SEC pronouncements, establishing formal accounting policies, reviewing SEC filings, leading new accounting standards implementation and monitoring standard-setting activities. Ms. Novak has also served as the Chief Financial Officer of CEP since November 2021, CEP I since May 2024 and of each of CEP III, CEP IV and CEP V since June 2024. Ms. Novak served as the Chief Financial Officer of CFAC III from July 2021 until consummation of its initial business combination with AEye in August 2021, as Chief Financial Officer of CFAC V from July 2021 until consummation of its business combination with Satellogic in January 2022, as Chief Financial Officer of CFAC VI from July 2021 until consummation of its business combination with Rumble in September 2022, as the Chief Financial Officer of CFAC VIII from July 2021 until consummation of its business combination with XBP Europe in November 2023, as the Chief Financial Officer of CFAC IV from July 2021 to December 2023 when it liquidated and as the Chief Financial Officer of CFAC VII from November 2021 to December 2024 when it liquidated. Prior to joining Cantor, Ms. Novak worked for a number of financial services institutions holding accounting policy, financial reporting and SEC reporting positions of progressive responsibility. Ms. Novak began her career in the audit practice at Deloitte’s New York office, serving financial services clients. Ms. Novak graduated summa cum laude from Brooklyn College, CUNY, with a B.S. in Accounting. Ms. Novak holds an active CPA license from the State of New York and is a member of the American Institute of Certified Public Accountants.

Danny H. Salinas has served as a member of the CEPT Board since May 2025. Mr. Salinas joined Cantor in September 2023 and has served as Senior Managing Director and Chief Financial Officer. As Chief Financial Officer, Mr. Salinas is responsible for Cantor’s financial operations, including accounting, finance, regulatory reporting, treasury, financial planning and analysis, as well as taxation, risk management and investor relations. Mr. Salinas is a seasoned veteran with over 20 years of experience. Mr. Salinas has also served as a director of CEP since August 2024, CEP I since January 2025, CEP III since June 2025, CEP IV since August 2025 and CEP V since November 2025. Prior to joining Cantor, he held various executive positions for over a decade at TD Bank Group. Mr. Salinas served as Chief Financial Officer in TD Securities from April 2018 to September 2023. Mr. Salinas served as Head of US Tax Planning from March 2013 to March 2018. Mr. Salinas also practiced as a tax attorney at Simpson, Thacher & Bartlett, from September 2008 to March 2013, where he advised on strategic corporate transactions. He began his career at Deloitte & Touche, where he received his CPA license. Mr. Salinas holds FINRA Series 27 and 79 licenses. Mr. Salinas holds a J.D. from Georgetown University, where he graduated magna cum laude, and a B.S. in accounting from Rutgers University. CEPT believes that Mr. Salinas is qualified to serve as a member of the CEPT Board due to his extensive experience in business management.

Robert G. Sharp has served as a member of the CEPT Board since August 2025. Mr. Sharp has approximately 30 years of experience in corporate acquisitions and strategically building equity value, combining financial and operational expertise. Since January 2014, Mr. Sharp has been Co-CEO of Ramy Brook, a leading contemporary fashion brand. Mr. Sharp has also been a Principal at Union Investment Management, a real estate finance company, since December 2023. Since January 2014 Mr. Sharp has been active in private equity as a personal investor. Mr. Sharp has also served as a director of CEP I since January 2025. Previously, Mr. Sharp was a founding partner and member of the Executive Committee of MidOcean Partners, a leading private equity firm, from February 2003 to December 2013. From September 1999 to February 2003, Mr. Sharp was a Managing Director at DB Capital Partners, the private equity division of Deutsche Bank, which was acquired out of Deutsche Bank to form MidOcean Partners. Mr. Sharp joined DB Capital Partners from Investcorp International, a global private equity firm. Mr. Sharp has served on numerous corporate boards throughout his career, including as the previous Chairman of Thomas Scientific, one of the largest suppliers of laboratory products and services. Mr. Sharp also served as a director of CFAC from March 2019 until consummation of its business combination with GCM Grosvenor, Inc. in November 2020, as a director of CFAC III from November 2020 until consummation of its business combination with AEye, Inc. in August 2021, as a director of CFAC VIII from March 2022 until consummation of its business combination with XBP Europe, Inc. in November 2023 and as a director of CFAC VII from December 2021 to December 2024 when it liquidated. Mr. Sharp is a member of the Advisory Board of Mount Sinai Hospital, and recently completed his seven year term as a member of the Steering Committee of Duke University’s Financial Economics Center. Mr. Sharp received his B.A. in Economics, Phi Beta Kappa, Summa Cum Laude, from Union College, and his M.B.A in Finance from Columbia University, where he was a Samuel Bronfman Fellow. CEPT believes that Mr. Sharp is qualified to serve as a member of the CEPT Board due to his extensive investment, public company and management experience.

Louis Zurita has served as a member of the CEPT Board since May 2025. Mr. Zurita has over 30 years of experience owning, operating, acquiring, and developing commercial and residential real estate in the United States and the Caribbean. Mr. Zurita is an active investor in the real estate market and currently serves as the managing member of a number of real estate investment vehicle companies. Mr. Zurita was also the Co-founder and Chief Executive Officer of a leading e-commerce platform in the Dominican Republic from May 2011 until March 2020. Mr. Zurita has also served as a director of CEP since August 2025. In addition, since March 2022 and April 2022, respectively, Mr. Zurita has been a Trustee of Cantor Fitzgerald Infrastructure Fund and Cantor Select Portfolios, and since 2017, Mr. Zurita has been a board member of Remate Lince S.A.P.I. de C.V. Previously, Mr. Zurita was a board member for Cantor Futures Exchange L.P. (“Cantor Exchange”) from December 2016 to November 2021 and the Chairman of the Regulatory Oversight Committee of Cantor Exchange from February 2018 until November 2021. Mr. Zurita also served as a director of CFAC V from January 2021 until consummation of its business combination with Satellogic in January 2022 and as a director of CFAC IV from December 2020 to December 2023 when it liquidated. Mr. Zurita received his MBA from Columbia University, an MS in Dynamics of Organization from the University of Pennsylvania and a B.Arch from Pratt Institute School of Architecture. CEPT believes that Mr. Zurita is qualified to serve as a member of the CEPT Board due to his extensive investment and management experience.

Family Relationships

No family relationships exist between any of CEPT’s directors or executive officers.

Number and Terms of Office of Officers and Directors

CEPT has four directors. Prior to the closing of CEPT’s initial business combination, only holders of CEPT Class B Ordinary Shares are entitled to vote on the appointment and removal of directors or continuing CEPT in a jurisdiction outside the Cayman Islands (including any special resolution required to adopt new constitutional documents as a result of CEPT approving a transfer by way of continuation to a jurisdiction outside the Cayman Islands). Holders of the Public Shares are not entitled to vote on such matters during such time. These provisions of the CEPT Memorandum and Articles relating to these rights of holders of CEPT Class B Ordinary Shares may be amended by a special resolution passed by a majority of at least 90% of CEPT Ordinary Shares voting in a general meeting. Approval of CEPT’s initial business combination will require the affirmative vote of a majority of the CEPT Board. The CEPT Board is divided into two classes with only one class of directors being appointed in each year and each class (except for those directors appointed prior to our first annual general meeting of shareholders) serving a two-year term. In accordance with Nasdaq corporate governance requirements, CEPT is not required to hold an annual general meeting until one year after its first fiscal year end following CEPT’s listing on Nasdaq. The term of office of the first class of directors, consisting of Messrs. Sharp and Zurita, will expire at CEPT’s first annual general meeting. The term of office of the second class of directors, consisting of Messrs. Lutnick and Salinas will expire at CEPT’s second annual general meeting. CEPT may not hold an annual general meeting until after it consummates its initial business combination. Subject to the terms of any preference shares, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then issued and outstanding CEPT Ordinary Shares entitled to vote generally in the appointment of directors, voting together as a single class; provided, however, that prior to the consummation of CEPT’s initial business combination, any or all of the directors may be removed from office, for cause or not for cause, only by the affirmative vote of holders of a majority of the voting power of all then issued and outstanding CEPT Class B Ordinary Shares. Subject to any other special rights applicable to the CEPT Shareholders, including holders of preference shares, whenever any director shall have been elected by the holders of any class of shares voting separately as a class, such director may be removed and the vacancy filled only by the holders of that class of shares voting separately as a class. Vacancies caused by any such removal and not filled by the CEPT Shareholders at the meeting at which such removal shall have been made, or any vacancy caused by the death or resignation of any director or for any other reason, and any newly created directorship resulting from any increase in the authorized number of directors, may be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, and in any case, prior to the consummation of CEPT’s initial business combination, by a majority of the holders of the CEPT Class B Ordinary Shares, and any director so elected to fill any such vacancy or newly created directorship shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

CEPT’s officers are appointed by the CEPT Board and serve at the discretion of the CEPT Board, rather than for specific terms of office. The CEPT Board is authorized to appoint persons to the offices set forth in the CEPT Memorandum and Articles as it deems appropriate. The CEPT Memorandum and Articles provide that its officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Senior Managing Directors, Managing Directors, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the CEPT Board.

Controlled Company Exemption

Prior to the consummation of an initial business combination, only holders of the CEPT Class B Ordinary Shares have the right to vote on the appointment or removal of directors. As a result, Nasdaq considers CEPT to be a “controlled company” within the meaning of Nasdaq rules. Under these rules, a company may elect to utilize exemptions from certain of Nasdaq’s corporate governance requirements, including the requirements (a) that a majority of the board consists of independent directors; (b) for an annual performance evaluation of the nominating and corporate governance and compensation committees; (c) that the company has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (d) that the company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility. CEPT relies on certain of these exemptions from the corporate governance requirements of Nasdaq. As a result, Public Shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Director Independence

Although in general under the Nasdaq Rules, a majority of a listed company’s board of directors must be independent, CEPT relies on the “controlled company” exemption from such requirement and therefore may not always have a majority of independent directors on the CEPT Board. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The CEPT Board has determined that each of Robert Sharp and Louis Zurita is an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. CEPT’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Officer and Director Compensation

Except as described below, none of CEPT’s officers or directors has received any cash compensation for services rendered to CEPT. Except as described below, to date, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by CEPT to its officers and directors, or, other than as described herein, to the Sponsor or any affiliate of the Sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of CEPT’s initial business combination (regardless of the type of transaction that it is). However, CEPT pays cash fees to its independent directors of $50,000 per year, payable quarterly. In addition, commencing on May 2, 2025, the date the CEPT Class A Ordinary Shares were first listed on Nasdaq, CEPT commenced paying the Sponsor $10,000 per month for office space, administrative and shared personnel support services. In addition, CEPT’s officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on CEPT’s behalf such as identifying potential acquisition targets and performing due diligence on suitable business combinations. The CEPT Audit Committee reviews on a quarterly basis all payments that were made to the Sponsor, officers or directors, or CEPT or their affiliates. Any such payments prior to an initial business combination are, and will be, made using funds held outside the Trust Account. Other than quarterly CEPT Audit Committee review of such payments, CEPT does not have any additional controls in place governing its reimbursement payments to its directors and officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

CEPT has engaged CF&Co. pursuant to the Business Combination Marketing Agreement as an advisor in connection with an initial business combination to assist CEPT in holding meetings with CEPT Shareholders to discuss the potential initial business combination and the acquisition target’s attributes, introduce CEPT to potential investors that are interested in purchasing its securities and assist CEPT with its press releases and public filings in connection with an initial business combination. CEPT will pay CF&Co. a cash fee of $8,400,000 for such services upon the consummation of an initial business combination, including the Business Combination.

CEPT, PubCo and Securitize have also engaged CF&Co. pursuant to the PIPE Engagement Letter as co-placement agent for the PIPE Investment. For the services provided thereto, CF&Co. will receive a cash fee at the Closing equal to approximately $4.3 million (assuming that all PIPE Investors fund, or are deemed to have funded, their commitments in their PIPE Subscription Agreements and excluding certain PIPE Investors who had pre-existing investments in Securitize).

CEPT has also engaged CF&Co. pursuant to the M&A Engagement Letter as CEPT’s exclusive financial advisor for the Business Combination. Pursuant to the M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at the Closing equal to 1% of the Securitize Equity Value and up to an additional 0.5% of the Securitize Equity Value, which shall be reduced in proportion to the number of Public Shares redeemed prior to the Closing.

After the completion of the Business Combination, directors or members of CEPT’s management team who remain with PubCo may be paid consulting or management fees from PubCo. CEPT has not established any limit on the amount of such fees that may be paid by PubCo to CEPT’s directors or members of management. Any compensation to be paid to CEPT’s officers will be determined, or recommended to the PubCo Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the PubCo Board. However, as of the date hereof, none of CEPT’s directors or officers are expected to remain with PubCo after the Closing and receive any fees from PubCo for providing any services in their capacity as such.

CEPT does not intend to take any action to ensure that members of CEPT’s management team maintain their positions with PubCo after the Closing. CEPT is not party to any agreements with its officers and directors that provide for benefits upon termination of employment.

Committees of the CEPT Board

The CEPT Board has two standing committees: the CEPT Audit Committee and the CEPT Compensation Committee. Subject to phase-in rules and certain limited exceptions, Nasdaq rules and Rule 10A-3 under the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. In addition, Nasdaq rules generally require that the compensation committee of a listed company be comprised solely of independent directors, subject to certain limited exceptions set forth thereunder.

CEPT Audit Committee

CEPT has established the CEPT Audit Committee. Messrs. Sharp and Zurita serve as members of the CEPT Audit Committee and Mr. Zurita chairs the CEPT Audit Committee. Under the Nasdaq listing standards and applicable SEC rules, CEPT is required to have at least three members of the CEPT Audit Committee, all of whom must be independent, subject to certain phase-in provisions. Each of Messrs. Sharp and Zurita meet the independent director standards under Nasdaq listing standards and under Rule 10-A-3(b)(1) under the Exchange Act. To the extent necessary, CEPT intends to appoint one additional independent director to the CEPT Audit Committee during the one-year phase-in period that commenced on the date of the CEPT IPO.

Each member of the CEPT Audit Committee is financially literate and the CEPT Board has determined that Mr. Zurita qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

CEPT has adopted a charter for the CEPT Audit Committee, which details the principal functions of the CEPT Audit Committee, including, among other items:

•        the appointment, compensation, retention, replacement and oversight of the work of the independent registered public accounting firm engaged by CEPT;

•        pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by CEPT, and establishing pre-approval policies and procedures;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including, but not limited to, as required by applicable laws and regulations;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and CEPT to assess the independent registered public accounting firm’s independence;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to CEPT entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm and CEPT’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding CEPT’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

CEPT Compensation Committee

CEPT has established the CEPT Compensation Committee. Messrs. Sharp and Zurita serve as members of the CEPT Compensation Committee. Each of Messrs. Sharp and Zurita is independent and Mr. Zurita chairs the CEPT Compensation Committee.

CEPT has adopted a charter for the CEPT Compensation Committee, which details the principal functions of the CEPT Compensation Committee, including, among other items:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to CEPT’s Chief Executive Officer’s compensation, if any is paid by CEPT, evaluating CEPT’s Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of CEPT’s Chief Executive Officer based on such evaluation;

•        reviewing and approving on an annual basis the compensation, if any is paid by CEPT, of all of our other officers;

•        reviewing on an annual basis CEPT’s executive compensation policies and plans;

•        implementing and administering CEPT’s incentive compensation equity-based remuneration plans, if any;

•        assisting management in complying with CEPT’s proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for CEPT’s officers and employees;

•        if required, producing a report on executive compensation to be included in CEPT’s annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The CEPT Memorandum and Articles also provides that the CEPT Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the CEPT Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Recovery and Clawback Policy

Under the Sarbanes-Oxley Act, in the event of misconduct that results in a financial restatement that would have reduced a previously paid incentive amount to any of CEPT’s current or former executive officers, CEPT can recoup such improper payments from its applicable current or former executive officers. The SEC has also adopted Rule 10D-1 under the Exchange Act (the “SEC Clawback Rule”) which, among other things, directed national securities exchanges to require listed companies to implement policies intended to recoup incentive-based compensation paid to current or former executives if the company is found to have misstated its financial results. Nasdaq adopted Nasdaq Rule 5608 (the “Nasdaq Clawback Rule” and together with the SEC Clawback Rule, the “Clawback Rules”) to effect the foregoing.

CEPT has adopted the Executive Compensation Clawback Policy (the “Clawback Policy”) that is compliant with the Clawback Rules. The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation from CEPT’s current and former executive officers as defined in the SEC Clawback Rule (“Covered Officers”) in accordance with the Clawback Rules in the event that CEPT is required to prepare an accounting restatement. The recovery of such compensation applies regardless of whether a Covered Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. Under the Clawback Policy, the CEPT Board may recoup from the Covered Officers’ erroneously awarded incentive-based compensation received within a lookback period of the three completed fiscal years preceding the date on which CEPT is required to prepare an accounting restatement.

Director Nominations

CEPT does not have a standing nominating committee, though it intends to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq Rules. As there is no standing nominating committee, CEPT has not adopted a nominating committee charter. Generally, companies are required by Nasdaq Listing Rule 5605 to select director nominees through either (i) a vote solely of independent directors or (ii) a nominations committee comprised solely of independent directors. However, CEPT relies on the “controlled company” exemption and is therefore exempt from this requirement.

Director candidates may be nominated by the holders of CEPT Class B Ordinary Shares, which have the exclusive right to vote on directors prior to an initial business combination. The CEPT Board will also consider director candidates recommended for nomination by other CEPT Shareholders during such times as they are seeking proposed nominees to stand for election at the next annual general meeting (or, if applicable, an extraordinary general meeting). CEPT Shareholders that wish to nominate a director for appointment to the CEPT Board should follow the procedures set forth in the CEPT Memorandum and Articles. However, prior to an initial business combination, holders of Public Shares do not have the right to recommend director candidates for nomination to the CEPT Board.

CEPT has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the CEPT Board considers educational background, diversity of professional experience, knowledge of CEPT’s business, integrity, professional reputation, independence, wisdom and the ability to represent the best interests of CEPT Shareholders.

Compensation Committee Interlocks and Insider Participation

None of CEPT’s officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on the CEPT Board.

Trading Policies

On May 1, 2025, CEPT adopted insider trading policies and procedures governing the purchase, sale and/or other dispositions of CEPT’s securities by directors, officers and employees, which are reasonably designed to promote compliance with insider trading laws, rules and regulations and the applicable Nasdaq rules (the “Insider Trading Policy”).

Code of Ethics

CEPT has adopted a Code of Ethics applicable to its directors, officers and employees. CEPT has filed a copy of its Code of Ethics and the charters for the CEPT Audit Committee and the CEPT Compensation Committee charters as exhibits to the CEPT IPO Prospectus. You are able to review these documents by accessing CEPT’s public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from CEPT. CEPT intends to disclose any amendments to or waivers of certain provisions of its Code of Ethics, including any implicit waiver from a provision of the Code of Ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, in a Current Report on Form 8-K. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not improperly fetter the exercise of future discretion;

(iv)   duty to exercise powers fairly as between different sections of shareholders;

(v)    duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)   duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the CEPT Memorandum and Articles or alternatively by shareholder approval at general meetings.

Each of CEPT’s officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to at least one other entity pursuant to which such officer or director will be required to present a business opportunity. The Sponsor, CEPT’s directors and officers, Cantor and their respective affiliates may sponsor, form or participate in the formation of, or become an officer or director of, any other blank check company or may pursue other business or investment ventures. Any such companies, businesses or investments may present additional conflicts of interest in pursuing a business opportunity. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. The CEPT Memorandum and Articles provides that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CEPT; and (ii) CEPT shall renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CEPT, on the other. These conflicts may not be resolved in CEPT’s favor. However, based on the existing relationships of the Sponsor and CEPT’s directors and officers, the fact that CEPT may consummate a business combination with a target in a wide range of industries, as well as the experiences of certain of CEPT’s directors and officers and affiliates of the Sponsor with the Prior Cantor SPACs, CEPT does not believe that the fiduciary duties or contractual obligations of its directors or officers materially affected CEPT’s search for an acquisition target or its ability to enter into Business Combination.

Below is a table summarizing the entities to which CEPT’s directors and officers currently have fiduciary duties or contractual obligations or other material management relationships that may present a conflict of interest:

Individual	Entity	Entity’s Business	Affiliation
Brandon G. Lutnick	Cantor Fitzgerald, L.P.(1)	Financial holding company	Chairman and Chief Executive Officer
	Cantor Equity Partners, Inc.	Blank check company	Chairman and Chief Executive Officer
	Cantor Equity Partners I, Inc.	Blank check company	Chairman and Chief Executive Officer
	Cantor Equity Partners III, Inc.	Blank check company	Chairman and Chief Executive Officer
	Cantor Equity Partners IV, Inc.	Blank check company	Chairman and Chief Executive Officer
	Cantor Equity Partners V, Inc.	Blank check company	Chairman and Chief Executive Officer
	BGC Group, Inc.	Public company — financial services	Director
Jane Novak	Cantor Fitzgerald, L.P.(1)	Financial holding company	Managing Director
	Cantor Equity Partners, Inc.	Blank check company	Chief Financial Officer
	Cantor Equity Partners I, Inc.	Blank check company	Chief Financial Officer
	Cantor Equity Partners III, Inc.	Blank check company	Chief Financial Officer
	Cantor Equity Partners IV, Inc.	Blank check company	Chief Financial Officer
	Cantor Equity Partners V, Inc.	Blank check company	Chief Financial Officer
Danny Salinas	Cantor Fitzgerald, L.P.(1)	Financial holding company	Chief Financial Officer
	Cantor Equity Partners, Inc.	Blank check company	Director
	Cantor Equity Partners I, Inc.	Blank check company	Director
	Cantor Equity Partners III, Inc.	Blank check company	Director
	Cantor Equity Partners IV, Inc.	Blank check company	Director
	Cantor Equity Partners V, Inc.	Blank check company	Director
Robert Sharp	Ramy Brook	Contemporary fashion brand	Chief Executive Officer
	Union Investment Management	Real estate finance company	Principal
	Cantor Equity Partners I, Inc.	Blank check company	Director
Louis Zurita	Remate Lince S.A.P.I. de C.V.	Broker-dealer	Director
	Cantor Fitzgerald Infrastructure Fund	An Investment Company Act continuously offered closed-end interval fund	Trustee
	Cantor Select Portfolios	Delaware statutory trust	Trustee
	Cantor Equity Partners, Inc.	Blank check company	Director

____________

(1)      Includes direct and indirect subsidiaries of Cantor Fitzgerald, L.P. including entities that are not wholly-owned, directly or indirectly, by Cantor Fitzgerald, L.P.

Legal Proceedings

To the knowledge of CEPT’s management, there is no litigation currently pending or contemplated against CEPT, or any of its respective officers or directors in their capacity as such or against any CEPT property.

Periodic Reporting and Audited Financial Statements

CEPT has registered the CEPT Class A Ordinary Shares under the Exchange Act and has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, CEPT’s annual report will contain financial statements audited and reported on by CEPT’s independent registered public accountants.

CEPT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

References in this section of this proxy statement/prospectus to CEPT’s “management” or CEPT’s “management team” refer to CEPT’s officers and directors. The following discussion and analysis provides information which CEPT’s management believes is relevant to an assessment and understanding of its results of operations and financial condition. This discussion and analysis should be read together with the sections of the proxy statement/prospectus entitled “Information About CEPT” and CEPT’s financial statements and related notes thereto that are included elsewhere in the proxy statement/prospectus. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in the proxy statement/prospectus.

Overview

CEPT is a blank check company incorporated in the Cayman Islands on November 11, 2020, for the purpose of effecting an initial business combination. The Sponsor is Cantor EP Holdings II, LLC.

Although CEPT is not limited in its search for acquisition targets to a particular industry or sector for the purpose of consummating an initial business combination, CEPT is focusing its search on companies operating in the financial services, healthcare, real estate services, technology and software industries. CEPT is an early stage and emerging growth company and, as such, CEPT is subject to all of the risks associated with early stage and emerging growth companies.

The registration statements for the CEPT IPO became effective on May 1, 2025. On May 5, 2025, CEPT consummated the CEPT IPO of 24,000,000 CEPT Class A Ordinary Shares at a purchase price of $10.00 per share, generating gross proceeds of $240,000,000.

Simultaneously with the closing of the CEPT IPO, CEPT consummated the sale of 580,000 CEPT Private Placement Shares, at a price of $10.00 per share, to the Sponsor in the CEPT Private Placement, generating gross proceeds of $5,800,000.

Following the closing of the CEPT IPO and the CEPT Private Placement on May 5, 2025, an amount of $240,000,000 ($10.00 per share) from the net proceeds of the CEPT IPO and the CEPT Private Placement was placed in the Trust Account located in the United States with CST acting as trustee. The funds in the Trust Account were initially held in an account at J.P. Morgan Chase Bank, N.A. and on May 6, 2025, were transferred to an account at CF Secured, LLC (“CF Secured”), an affiliate of the Sponsor. The Trust Account may be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by CEPT meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, or held as cash or cash items (including in demand deposit accounts) at a bank as determined by CEPT, until the earlier of: (i) the completion of an initial business combination and (ii) the distribution of the Trust Account, as described below.

CEPT has until May 5, 2027 (24 months from the closing of the CEPT IPO), or until such earlier liquidation date as the CEPT Board may approve or such later date as the CEPT Shareholders may approve pursuant to the CEPT Memorandum and Articles, to consummate an initial business combination. If CEPT is unable to complete an initial business combination by the end of the Combination Period, CEPT will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to CEPT to pay taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining CEPT Shareholders and the CEPT Board, liquidate and dissolve, subject, in each case, to CEPT’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

On January 24, 2024, the SEC adopted the 2024 SPAC Rules. The 2024 SPAC Rules require, among other matters, (i) additional disclosures relating to SPAC business combination transactions; (ii) additional disclosures relating to dilution and to conflicts of interest involving sponsors and their affiliates in both SPAC initial public offerings and business combination transactions; (iii) additional disclosures regarding projections included in SEC filings in connection with proposed business combination transactions; and (iv) the requirement that both the SPAC and its acquisition target be co-registrants for business combination registration statements. In addition, the SEC’s adopting release provided guidance describing circumstances in which a SPAC could become subject to regulation under the Investment Company Act, including its duration, asset composition, business purpose and the activities of the SPAC and its management team in furtherance of such goals. The 2024 SPAC Rules may materially affect CEPT’s ability to negotiate and complete an initial business combination and may increase the costs and time related thereto.

On March 6, 2024, the SEC adopted its final rules relating to The Enhancement and Standardization of Climate-Related Disclosures for Investors, that would require registrants to provide climate-related disclosures in registration statements and certain periodic reports. The final rules set forth requirements for disclosure of material climate-related risks, mitigation activities, targets and goals, and governance. The rules also require disclosure of certain greenhouse gas emissions metrics and attestation of emissions disclosures. Subsequent to the issuance of the final rules, in April 2024, the SEC released an order staying the final rules pending judicial review of all of the petitions challenging the rules and in March 2025, the SEC voted to end its defense of the rules. CEPT is continuing to monitor the developments pertaining to the rules. However, if these reporting requirements are implemented following the completion of judicial review, they may significantly increase the complexity of CEPT’s periodic reporting as a U.S. public company.

Business Combination with Securitize

On October 27, 2025, CEPT entered into the Business Combination Agreement, pursuant to which, (i) CEPT will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving entity and as a result of which CEPT Shareholders will receive one share of PubCo Common Stock for each CEPT Class A Ordinary Share held by such CEPT Shareholder (including the CEPT Class A Ordinary Shares issued upon conversion of the CEPT Class B Ordinary Shares in accordance with the CEPT Memorandum and Articles and the Sponsor Support Agreement), and (ii) at least two (2) hours after the CEPT Merger, Securitize will merge with and into Company Merger Sub, with Securitize continuing as the surviving entity, and as a result of which the Securitize Stockholders will receive shares of PubCo Common Stock in exchange for their Securitize Shares.

Contemporaneously with the execution of the Business Combination Agreement, on October 27, 2025, PubCo, Securitize and CEPT entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPT Merger, 22,500,000 PIPE Shares, at a purchase price of $10.00 per share, payable in cash, for an aggregate purchase price of $225 million. The PIPE Investors are permitted under the PIPE Subscription Agreements to satisfy their commitments thereunder through the purchase of CEPT Class A Ordinary Shares on the public market, subject to certain restrictions set forth therein.

Contemporaneously with the execution of the Business Combination Agreement, on October 27, 2025, CEPT, PubCo and the Sponsor entered into the Sponsor Support Agreement, pursuant to which, among other matter described below, the Sponsor agreed to surrender the Surrendered CEPT Shares for no consideration and to subject the Sponsor Earnout Shares to vesting and potential forfeiture (and related transfer restrictions) after the Closing based on an earnout during the Earnout Period.

Liquidity and Capital Resources

As of December 31, 2024 and December 31, 2023, CEPT had $0 and $0, respectively, of cash in its operating account. As of December 31, 2024, and December 31, 2023, CEPT had a working capital deficit of approximately $174,000 and working capital of approximately $3,000, respectively. As of December 31, 2024 and December 31, 2023, approximately $0 and $0, respectively, of the amount earned on funds held in the Trust Account was available to pay taxes, if any.

In order to finance transaction costs in connection with a Business Combination, the Sponsor has committed to loan us up to $1,750,000 to fund CEPT’s expenses relating to investigating and selecting a target business and other working capital requirements pursuant to the Sponsor Loan, of which no amount has been drawn by CEPT as of both December 31, 2024 and December 31, 2023. If the Sponsor Loan is insufficient, the Sponsor or an affiliate of the Sponsor, or certain of CEPT’s officers and directors may, but are not obligated to, provide CEPT additional loans (“Working Capital Loans”). As of December 31, 2024 and December 31, 2023, CEPT did not have any borrowings under the Working Capital Loans.

Based on the foregoing, management believes that CEPT will have sufficient working capital and borrowing capacity from the Sponsor to meet its needs through the earlier of the consummation of an initial business combination or one year from the date of this proxy statement/prospectus. Over this time period, CEPT will be using these funds for paying existing accounts payable, pursuing and consummating the Business Combination and, to the extent the Business Combination Agreement is terminated prior to the Closing, identifying and evaluating new prospective acquisition targets, performing due diligence on such new prospective acquisition targets, selecting the new acquisition target to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Results of Operations

For the year ended December 31, 2024, CEPT had a net loss of approximately $71,000, which resulted from approximately $71,000 of general and administrative expenses.

For the year ended December 31, 2023, CEPT had a net loss of approximately $3,000, which resulted from approximately $3,000 of general and administrative expenses.

Factors That May Adversely Affect CEPT’s Results of Operations

CEPT’s results of operations and its ability to complete the Business Combination or another initial business combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond CEPT’s control. CEPT’s results of operations and its ability to consummate the Business Combination or another initial business combination could be impacted by, among other things, downturns in the financial markets or in economic conditions, fluctuations in interest rates and geopolitical instability, such as the military conflicts in Ukraine and the Middle East. CEPT cannot at this time predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact CEPT’s business and CEPT’s ability to complete the Business Combination or another initial business combination.

Contractual Obligations

Business Combination Marketing Agreement

CEPT engaged CF&Co., an affiliate of the Sponsor, as an advisor in connection with an initial business combination to assist CEPT in holding meetings with CEPT Shareholders to discuss the potential initial business combination and the acquisition target’s attributes, introduce CEPT to potential investors that are interested in purchasing CEPT’s securities and assist CEPT with its press releases and public filings in connection with an initial business combination. CEPT will pay CF&Co. a cash fee for such services upon the consummation of the Business Combination or another initial business combination in an amount of $8,400,000, which is equal to 3.5% of the gross proceeds of the CEPT IPO.

M&A Engagement Letter

On October 10, 2025, CEPT and CF&Co. entered into the M&A Engagement Letter, pursuant to which CEPT engaged CF&Co. as its exclusive financial advisor for the Business Combination. Pursuant to the M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at the Closing equal to 1% of the Securitize Equity Value, and up to an additional 0.5% of the Securitize Equity Value (which shall be reduced in proportion to the number of Public Shares redeemed prior to the Closing).

PIPE Engagement Letter

On September 25, 2025, CEPT, PubCo, Securitize, Citi and CF&Co. entered into the PIPE Engagement Letter, pursuant to which CEPT, Securitize and PubCo engaged Citi and CF&Co. as co-placement agents for the PIPE Investment. Pursuant to the PIPE Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to approximately $4.3 million (assuming that all PIPE Investors fund, or are deemed to have funded, their commitments in their PIPE Subscription Agreements and excluding certain PIPE Investors who had pre-existing investments in Securitize).

Related Party Loans

The Sponsor made available to CEPT, under the Pre-IPO Note, up to $300,000 to be used for a portion of the expenses of the CEPT IPO. The Pre-IPO Note was non-interest bearing and was repaid in full upon completion of the CEPT IPO. As of December 31, 2024 and December 31, 2023, CEPT had approximately $80,000 and $0 outstanding, respectively, under the Pre-IPO Note.

In connection with the CEPT IPO, the Sponsor has agreed to lend CEPT up to $3,600,000 pursuant to the Sponsor Note in connection with each Redemption Event such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CEPT to the Sponsor upon consummation of the Business Combination; provided that, at any time beginning 60 days after the date of the CEPT IPO, at the Sponsor’s option, all or any portion of the amount outstanding under the Sponsor Note may be converted into CEPT Class A Ordinary Shares at a conversion price of $10.00 per share. If CEPT is unable to consummate an initial business combination, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. The Sponsor has waived any claims against the Trust Account in connection with the Sponsor Note.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor has committed up to $1,750,000 pursuant to the Sponsor Loan to be provided to CEPT to fund expenses relating to investigating and selecting an acquisition target and other working capital requirements, including $10,000 per month for office space, administrative and shared personnel support services that will be paid to the Sponsor, after the CEPT IPO and prior to an initial business combination. The Sponsor Loan does not bear interest and is repayable by CEPT to the Sponsor upon consummation of the Business Combination or another initial business combination; provided that, at any time beginning 60 days after the date of the CEPT IPO, at the Sponsor’s option, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CEPT Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside the Trust Account. If the Sponsor Loan is insufficient, the Sponsor or an affiliate of the Sponsor, or certain of CEPT’s officers and directors may, but are not obligated to, provide CEPT with Working Capital Loans.

As of December 31, 2024 and December 31, 2023, CEPT had no borrowings under the Sponsor Loan, the Working Capital Loans or the Sponsor Note.

Critical Accounting Policies and Estimates

CEPT has identified the following as its critical accounting policies:

Use of Estimates

The preparation of CEPT’s financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities in CEPT’s financial statements. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments, and CEPT evaluates these estimates on an ongoing basis. To the extent actual experience differs from the assumptions used, CEPT’s balance sheets, statements of operations, statements of comprehensive income (loss), statements of shareholders’ deficit and statements of cash flows could be materially affected. CEPT believes that the following accounting policies involve a higher degree of judgment and complexity.

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. CEPT has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, CEPT, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of CEPT’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standard used.

CEPT Class A Ordinary Shares Subject to Possible Redemption

CEPT accounts for the CEPT Class A Ordinary Shares subject to possible redemption in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity. CEPT Class A Ordinary Shares subject to mandatory redemption (if any) are classified as liability instruments and measured at fair value. Conditionally redeemable CEPT Class A Ordinary Shares (including CEPT Class A Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within CEPT’s control) are classified as temporary equity. At all other times, CEPT Class A Ordinary Shares are classified as shareholders’ equity. All of the Public Shares feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2024 and December 31, 2023, 0 and 0 CEPT Class A Ordinary Shares subject to possible redemption, respectively, are presented as temporary equity outside of the shareholders’ deficit section of CEPT’s balance sheets. CEPT recognizes any subsequent changes in redemption value immediately as they occur and adjust the carrying value of redeemable CEPT Class A Ordinary Shares to the redemption value at the end of each reporting period. Immediately upon the closing of the CEPT IPO, CEPT recognized the accretion from initial book value to redemption amount value of redeemable CEPT Class A Ordinary Shares. This method would view the end of the reporting period as if it were also the redemption date for the security. The change in the carrying value of redeemable CEPT Class A Ordinary Shares also resulted in charges against Additional paid-in capital and Accumulated deficit.

Net Income (Loss) Per CEPT Ordinary Share

CEPT complies with the accounting and disclosure requirements of ASC 260, Earnings Per Share. Net income (loss) per CEPT Ordinary Share is computed by dividing net income (loss) applicable to shareholders by the weighted average number of CEPT Ordinary Shares outstanding for the applicable periods. CEPT applies the two-class method in calculating earnings per share and allocate net income (loss) pro rata to CEPT Class A Ordinary Shares subject to possible redemption, nonredeemable CEPT Class A Ordinary Shares and CEPT Class B Ordinary Shares. Accretion associated with the redeemable CEPT Class A Ordinary Shares is excluded from earnings per share as the redemption value approximates fair value.

See Note 2 — “Summary of Significant Accounting Policies” to CEPT’s financial statements included elsewhere in this proxy statement/prospectus for additional information regarding these critical accounting policies and other significant accounting policies.

Off-Balance Sheet Arrangements and Contractual Obligations

As of December 31, 2024 and December 31, 2023, CEPT did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

Business of Securitize

For purposes of this section, references to “Securitize,” “we,” “our” or “us” are to Securitize, Inc. and its subsidiaries prior to consummation of the Business Combination, and Securitize Holdings, Inc. and its subsidiaries (including Securitize, Inc.) following consummation of the Business Combination.

Overview

Our Business

Our mission is to bring the next generation of finance on-chain and tokenize the world.

Traditional capital markets rely on a patchwork of siloed, legacy ledger systems that were built decades ago — long before the internet era and certainly before real-time digital interoperability was even imaginable. Each participant in the value chain — from issuers and transfer agents to custodians, clearinghouses, and brokers — maintains its own internal database to record ownership and transactions. These ledgers are not synchronized in real time, which means reconciling positions, verifying settlement, or transferring ownership often requires multiple intermediaries, manual processes, and days of delay. This fragmentation creates inefficiencies, counterparty risk, and significant operational costs that have become deeply ingrained in how securities markets function.

Because every institution operates its own closed system, data about asset ownership and transaction history is effectively trapped within organizational boundaries. As a result, market participants must rely on third-party trust layers — such as clearing and settlement networks — to ensure consistency and finality. This lack of a shared, authoritative source of truth leads to mismatches, settlement fails, and reconciliation errors. It also limits transparency for investors and regulators, restricts market access for smaller participants, and makes it extremely difficult to innovate or integrate new financial products and services.

Blockchain technology and tokenization address these problems by introducing a shared, programmable ledger where all participants can access the same canonical record of ownership in real time. Instead of fragmented databases, blockchain provides a unified infrastructure for asset issuance, trading, and settlement — where tokens represent the digital equivalent of traditional securities. Smart contracts can automate compliance, corporate actions, and settlement, drastically reducing operational overhead and human error. Because every transaction is recorded immutably and transparently, blockchain eliminates the need for redundant reconciliation, accelerates settlement from days to near instant finality, and opens the door to 24/7 global market access.

In essence, tokenization transforms capital markets from a series of disconnected silos into a single interoperable network — where assets, investors, and service providers can interact directly under a common data standard. The result is a more efficient, transparent, and inclusive financial system that mirrors the digital-native infrastructure powering other modern industries.

In 2017, Carlos Domingo, Jamie Finn and Shay Finkelstein envisioned using blockchain technology and tokenization to address this problem. Recognizing that the technology didn’t exist, they built Securitize.

Securitize was the first digital securities issuance platform that came to market in January 2018. Securitize directly tackles the fragmentation and inefficiency of traditional capital markets by replacing those legacy, siloed ledgers with a unified digital infrastructure built on blockchain. Securitize is a regulated transfer agent and digital asset platform that issues, manages, and records securities natively on-chain — meaning that instead of relying on disconnected systems across brokers, custodians, and clearinghouses, every transaction and ownership record is maintained on a single, verifiable ledger accessible in real time.

Over time, we have become much more aware of the need for our customers to adopt this emerging technology, we had to provide a “whole solution” to move from early adopters to the mainstream market, consistent with the thesis set forth in the breakthrough as described in the breakthrough innovation book by Geoffrey A. Moore “Crossing the Chasm: Marketing and Selling High-Tech Products to Mainstream Customers” in 1991. In November 2020, we created Securitize Markets, a FINRA- and SEC-registered broker-dealer and Alternative Trading System (ATS), and in May 2021, we recognized the need to manage tokenized investment vehicles on behalf of our customers and created Securitize Capital, an exempt investment advisor, with plans to register with the SEC in 2026. And more recently, in late 2024, we created Securitize Fund Services to be able to offer fund administration services to our customers and control how we bridge the 24/7 nature of tokenized funds, compared to the underlying analog contents of those funds.

Today, Securitize has built the most comprehensive and trusted infrastructure for tokenizing financial assets on-chain. The company operates a fully regulated, end-to-end platform for the issuance, trading and servicing of tokenized securities. As the only vertically integrated tokenization provider with SEC-registered entities across a transfer agent, broker-dealer, alternative trading system (ATS), investor advisor and fund administration, Securitize uniquely enables a complete lifecycle for tokenized assets. These registrations enable Securitize to legally issue, manage, and trade digital securities in the United States under the same framework that governs traditional equities and bonds, while leveraging the efficiency and transparency of blockchain technology.

Securitize’s heritage is deeply rooted in the U.S. financial system, where it has built its reputation as one of the few blockchain-native companies fully integrated into the regulated capital markets framework. Founded in the United States, Securitize chose from the outset to operate within existing U.S. securities laws rather than around them — positioning itself as a bridge between traditional finance and the emerging digital asset ecosystem. This U.S. base has shaped its culture, governance, and credibility, aligning the company with the world’s most mature and transparent capital market infrastructure. Unlike many blockchain companies that launched offshore to avoid regulatory scrutiny, Securitize took the opposite approach: we embraced compliance and regulation as a competitive advantage, operating from the United States — the most trusted and largest financial market on the planet.

As of October 1, 2025, Securitize had more than $4.6 billion in tokenized assets under management, through partnerships with leading asset managers, including Apollo, BlackRock, BNY, Hamilton Lane, KKR, and VanEck. The firm’s launch of KKR’s Health Care Strategic Growth Fund II in 2022 marked the first time a major global investment manager tokenized a fund on-chain, while BlackRock’s BUIDL, tokenized by Securitize in 2024, became the largest tokenized real-world asset in the world in a short period of time. Beyond institutional funds, Securitize has also pioneered the tokenization of equities, beginning with Exodus, the first U.S.-registered company to tokenize its common stock, and more recently, FG Nexus, a new framework for tokenizing stocks for publicly listed companies. Securitize is also planning to tokenize the equity of PubCo.

We have grown to a significant scale since our founding and increased our tokenized assets AUM from approximately $200 million to approximately $4.6 billion from Q1 2023 to Q3 2025, a compound annual growth rate of approximately 350%. Our aggregated transaction monthly volume increased significantly as well, from less than $50 million to approximately $4.7 billion as of Q3 2025, where such volume is calculated by reference to aggregate volume of investments, redemptions, dividends and cross chain movements of assets issued by our platform.

We now have an end-to-end platform servicing a diverse mix of asset classes, including approximately $3bn in BlackRock’s private fund, BUIDL, the largest tokenized treasury fund; approximately $720mm in Exodus’s Class A and Class B common stock, the natively tokenized stock of a publicly traded company; approximately $400mm in Blockchain Capital’s venture capital fund, the largest tokenized institutional fund; and approximately $125mm in Apollo’s Diversified Credit Fund (ACRED), the largest tokenized private credit fund. According to RWA.XYZ, an industry website tracking the on-chain data of tokenization platforms of Real World Assets (RWA) platforms, Securitize has a market share of 19.5%, more than twice that of the second and third ranked companies. But we not only lead overall, we also have some of the largest market shares in the categories we participate in, with 33% market share in tokenized treasuries, 29% of institutional funds, and 31% of tokenized stocks.

Securitize’s revenue model is built around two main verticals, Tokenization and Asset Servicing, each containing multiple complementary revenue streams.

The Tokenization segment consists of on-chain infrastructure and tokenization & distribution. For on-chain infrastructure, Securitize integrates with blockchain protocols to record ownerships, transactions, and compliance data for tokenized assets. The Company earns a one-time integration fee when onboarding a new issuer or fund, plus a recurring maintenance fee over the life of the contract for continued infrastructure support. Under tokenization & distribution, Securitize facilitates the issuance, trading and distribution of digital assets. The revenue model is mostly transaction-based and is calculated as managed assets under management (AUM) multiplied by the average revenue per user (ARPU).

The Asset Servicing segment revolves around post-issuance transfer agent services and fund management services. As an SEC-registered transfer agent, Securitize provides a comprehensive suite of securities services including real-time approval, record-keeping, distributions, dividend issuances, compliance solutions, etc. This generates SaaS-based recurring revenue and a tokenization fee per issuer. Securitize also offers full administrative support to funds, including NAV calculations, reporting compliance, and integration with on-chain processes, all in one platform. Each fund is charged an annual fee, creating a recurring, AUM-based revenue stream.

We believe that our current revenue model has been successful, and our total revenue is largely generated from recurring/contracted fees earned from tokenization and asset servicing. For the year ended December 31, 2024, our total revenue was approximately $19 million, with net income (loss) of approximately $(20.1) million and Adjusted EBITDA of approximately $(16) million.

Tokenization Overview

Tokenization transforms the traditional value chain by digitizing real-world-assets (“RWAs”) on blockchains, streamlining issuance and trading while unlocking greater efficiency, transparency and accessibility. While you can tokenize many asset classes, from dollars (referred to as stablecoins), commodities like gold, we focus only on the tokenization of securities like funds, stocks, bonds or securitized assets. We believe tokenization is the next evolution in capital markets. Just as Nasdaq and DTC digitized the paper-based stock market, Tradeweb and E*TRADE ushered in the era of electronic trading, and Coinbase and Robinhood made digital asset trading mainstream, tokenization now promises to reshape how ownership, settlement, and value of securities move across the financial system — just as Tether (USDT) and Circle (USDC) did for dollars with stablecoins.

Blockchain-based tokenized securities provide a better way to access and manage capital:

•        Accessibility — The digitization and automation process provided by tokenization allows for efficient fractional ownership, drives liquidity for issuers and investors, and lowers barriers for investors to participate in asset classes once limited to institutional investors, given the embedded costs of serving a large number of investors simultaneously. Tokenization allows for reduced minimum investment sizes that broaden the investor participation and increase the global reach, given digital tokens can be distributed to investors globally online, expanding the investor base beyond traditional geographic and institutional limitations while complying with applicable regulations.

•        Liquidity — Unlike traditional markets that are restricted by trading hours, tokenized assets can be issued, transferred, or traded 24/7/365 either P2P or across approved regulated venues. Blockchain-based settlement between tokenized securities and tokenized dollars (stablecoins) reduces transaction friction and enables near-instant transfer of ownership, improving capital efficiency when necessary. Tokenized securities are also easier to utilize as collateral, enabling more efficient borrowing and leveraging DeFi lending pools that are adapted to regulated assets, which represents another form of liquidity.

•        Operational efficiencies — Tasks such as cap table management, dividend distributions, and compliance checks are automated via smart contracts, reducing manual errors and operational overhead.

•        Transparency — All transactions and ownership records are verifiable on-chain, providing a single source of truth and more direct and real time ownership updates to investors. Tokenization simplifies audits and enforces transfer restrictions inherent in securities regulations through smart contracts, AML/KYC verification, and other compliance workflows.

•        Fewer economic tolls — Built-in global regulatory compliance coded into the token and protocol levels reduces the economic toll. The removal of manual processing reduces legal, administrative, and brokerage fees. The instant settlement also reduces the need for multi-day clearing and associated costs.

•        No intermediaries — Issuers can connect directly with investors, bypassing intermediaries, eliminating friction and facilitating faster settlement. This enables more efficient fundraising and distribution cycle.

Traditional Value Chain vs. Tokenized Value Chain

Tokenization transforms traditional finance by making assets more accessible, liquid, transparent, and efficient, while reducing economic frictions and removing unnecessary intermediaries — creating a more open, cost-effective, and frictionless financial ecosystem for issuers and investors.

Our Market Opportunity

We believe that the financial services system is built on and relies on antiquated technology. While we are still in the early stages of adoption for tokenizing RWAs, we have seen explosive growth in RWA’s tokenization market capitalization in recent years, which has even outpaced that of overall crypto and stablecoins. Despite this significant growth, it still represents only a small fraction of the value of the global bond, equities, treasuries, alternative asset, real estate, and private credit markets.

RWA's Tokenization Market Cap has Outpaced That of Overall Crypto and Stablecoins...

Stablecoin Market Cap
RWA Growth (in %)
Crypto Growth (in %)
Stablecoin Growth (in %)
($ in billions)
$300
250
200
150
100
50
0
2022
2023
2024
2025
564%
330%
102%

The worldwide development of tokenized assets is progressing at varying rates, influenced by regional disparities in how they are adopted, regulated, and utilized. We believe the market is now poised for accelerated adoption and the inefficient traditional capital markets are ripe for tokenization.

The United States is accelerating the adoption of tokenized funds, treasuries, and collateral, thanks to recent strides towards clearer regulations. Meanwhile, Europe is advancing under the DLT Pilot regime framework, which establishes a foundation for consistent adoption throughout the region. Switzerland continues to lead, possessing one of the earliest and most extensive legal frameworks for tokenized securities and distributed ledger technology (DLT) infrastructure. In the Middle East, tokenization initiatives are primarily focused on real estate and private credit, supported by coherent policies and governmental backing. Across the Asia-Pacific region, key jurisdictions like Japan, Singapore, and Hong Kong are piloting tokenized funds, bonds, and structured products through regulatory sandboxes and industry collaborations. Latin America, with Brazil at the forefront, is expanding its use of tokenized assets through fintech platforms and USD-denominated tokenized offerings. In Africa, adoption is growing, particularly in remittances and instruments designed to resist inflation, bolstered by mobile-first infrastructure and stablecoin systems.

We believe the Company will be uniquely positioned to capitalize on the global regulatory tailwind to participate in this $19 trillion total addressable market (“TAM”) for tokenization of RWAs and ready to unlock features and utilities not possible on traditional rails. With an increase in adoption and emerging use cases, we believe that the TAM for tokenization could expand even more over the coming decades. These market opportunities represent immense untapped potential for Securitize’s growth.

Estimated Growth in Tokenization Through 2033:

Regulatory landscape

As described in previous sections, the process of tokenization involves using a different ledger technology (a blockchain) to represent the ownership of securities. Therefore, as the SEC has stated publicly in many occasions, tokenized securities are still securities and subject to the same federal securities laws. As such, since our inception, we have assumed that all our activities are subject to federal securities regulations and all our licenses are registered with the SEC in the U.S. or with the European Securities and Markets Authority, or other relevant National Competent Authorities (“NCAs”) in the European Union countries where we hold licenses. At Securitize, we have adopted a “regulation-first” philosophy that underpins all our activities and the usage of technology which led us to build a robust and comprehensive compliance infrastructure.

Given the emergence of tokenized securities (i.e., securities represented, issued, transferred or recorded via distributed-ledger technology (DLT)/blockchain), the SEC staff issued a set of FAQs on May 15, 2025 that were intended to clarify how the transfer-agent rules apply in the digital asset context. The main takeaways are:

•        The registration “facts and circumstances” test applies. The FAQs emphasize that whether a person must register as a transfer agent depends on what functions the person is performing (i.e., the enumerated “transfer agent activities”) and what securities those functions relate to (i.e., registered under Section 12 of the Exchange Act).

•        Use of public blockchains is allowed: The FAQs explicitly say that a registered transfer agent may use distributed ledger technology as its official “Master Securityholder File” (MSF), so long as it complies with all applicable federal securities laws (such as recordkeeping and prompt and accurate transfer). The FAQs note the agent may keep personal identifying information off-chain while recording the blockchain transaction details on-chain, provided things remain auditable and accessible.

While the above public clarifications are recent, we have historically operated under those assumptions and therefore the recent FAQ has only provided further regulatory clarity and a positive tailwind for us.

Another important and recent regulatory change has to do with the ability of SEC registered broker dealers to custody tokenized securities. In 2020 the SEC’s Division of Trading and Market introduced the Special Broker Dealer Framework (SPBD) through a “Statement on Custody of Digital Asset Securities by Special Purpose Broker-Dealers.” (the “2020 SPBD”). It was meant as a five-year pilot program (running through 2026) to give the SEC empirical data on how broker-dealers handle digital asset securities (DAS). — i.e., tokenized stocks, bonds, or fund interests issued and traded using blockchain or distributed ledger technology (DLT) or digital assets that were deemed to be securities by the SEC. It was a fairly restrictive license and only two companies in the space received it one in 2023 and 2024. Securitize took the position over those years that specifically for tokenized securities (not digital assets that were deemed securities which have different custody and risk profiles given that they are bearer assets) a separate license should not be required and therefore opted for not applying and not using our broker-dealer license to provide custody services. In May 2025, SEC staff withdrew the 2019 joint statement and posted FAQs clarifying how broker-dealers can handle tokenized securities; the 2020 SPBD “safe harbor” remains available until its scheduled expiry date in 2026. Since then, Securitize Markets, our registered broker-dealer subsidiary, has filed a Continuing Member Application to perform custody services; that application is currently under review by FINRA. We believe that becoming licensed to provide custodial services through our broker-dealer would open up new use cases and functionality to tokenize securities and help avoid the need for investors to have wallets, which would improve the user experience in buying and selling tokenized securities.

In the European Union, ESMA introduced the so called DLT Pilot Regime that has been live since March 2023. The EU’s DLT Pilot Regime is one of the most advanced regulatory frameworks in the world for tokenized securities and market infrastructure — it is, in essence, a sandbox for regulated firms to issue, trade, and settle financial instruments directly on DLT — i.e., blockchain — while operating under temporary exemptions from existing EU rules. In December 2024, Securitize secured an Investment Firm license to operate with tokenized securities from the Spanish regulator, the CNMV, and early in 2025, the license was successfully passported to 15 other EU countries. We are currently pending the approval of a Trading and Settlement System (TSS) license under the DLT Pilot Regime that will allow us to combine trading and settlement infrastructures on-chain, an activity that was previously required to be separated under MiFID II. This license will allow us to provide real-time DvP (delivery versus payment) on-chain without central clearinghouses. It is expected that the European Commission will propose a Digital Securities Market Infrastructure Regulation (DSMIR) by 2026, making parts of the pilot permanent.

Other jurisdictions where there are relevant regulatory frameworks that we might explore in the future are:

•        Switzerland (FINMA): under the DLT Act & ledger-based securities. Swiss law expressly recognizes ledger-based securities;

•        Singapore (MAS): Technology-neutral under the SFA. If a token is a “capital markets product,” securities law applies (offers, intermediaries, custody, AML). MAS continues to refine the framework and runs Project Guardian on tokenized finance; and

•        United Arab Emirates (ADGM & DIFC) regulations on investment tokens.

Our Platform

The Securitize platform powers the end-to-end relationship between issuers and investors. Securitize offers a comprehensive and fully-regulated stack, including an SEC-registered transfer agent (permits the issuance and management of tokenized securities), an SEC-registered broker-dealer and an alternative trading system (permits asset raising and trading of tokenized securities), as well as a digital assets-focused fund administration business.

Tokenization — Natively integrated with 15 leading and public blockchains, enabling seamless token issuance, transfer and settlement across networks via the integration of a cross-chain interoperability protocol.

Asset servicing — SEC-registered Transfer Agent focused on providing a comprehensive suite of securities services including real-time approval, record-keeping, distributions, dividend issuances and compliance solutions, etc. Also provides full administrative support to funds, including NAV calculations, reporting compliance, and integration with on-chain processes, all in one platform.

Distribution — SEC-regulated and FINRA member broker-dealer and alternative trading system approved for digital asset securities primary and secondary market trading, which allows for greater transparency, security, and accessibility.

Decentralized finance (“DeFi”) integrations — Directly linked to major DeFi platforms that are adapted to consume RWAs respecting regulations and stablecoin infrastructure, expanding liquidity access and enabling tokenized assets to interact with on-chain finance via trading, lending, collateral management and borrowing.

Our Strengths

Trusted by the World’s Leading Institutions

Securitize is a highly trusted tokenization platform with blue-chip institutional partnerships including Apollo, BlackRock, BNY, Hamilton, KKR Lane, Van Eck and 15,000+ investors across all products. Securitize has tokenized more than $4 billion in assets through partnerships with leading asset managers. BlackRock’s BUIDL, tokenized by Securitize in 2024, became the largest tokenized real-world asset in the world.

Positioned to Participate in a Massive TAM of $19 trillion

Institutional capital is increasingly demanding for compliant solutions to gain an early footing in the tokenization market. Securitize’s regulatory stature de-risks the onboarding process for institutions and positions the Company to capitalize on the global regulatory tailwind to participate in this $19 trillion TAM for the tokenization of RWAs.

Comprehensive platform with End-to-End Vertical Integration

Securitize is the only vertically integrated tokenization platform with a comprehensive platform that streamlines end-to-end relationships between issuers and investors, covering tokenization, asset servicing, and distribution. This vertical integration amplifies our network effect, resulting in approximately 500,000+ registered accounts from investors, some of the highest quality issuers on platform, and the largest tokenized securities volume in the industry.

Fully Regulated Infrastructure Stack

Securitize’s fully-regulated stack includes an SEC-registered transfer agent, broker-dealer, alternative trading systems, and fund administrator. Securitize has also been approved as an investment firm (i.e. registered broker-dealer) in 15 EU countries allowed to deal with tokenized securities and is pending approval for a Trading and Settlement System (TSS) as part of the EU DLT Pilot regime program. The platform fully integrates compliance protocol with automated and decentralized regulatory checks, making Securitize the first end-to-end regulatory infrastructure for tokenized assets.

Deep Ecosystem Integration

Securitize supports fifteen major blockchains, and is connected to leading DeFi protocols that are adapted to RWAs, stablecoin infrastructure, and digital custodians to enable secondary market liquidity. The native integration with leading and public blockchains enables seamless token issuance, transfer, and settlement across networks. Securitize is connected to top tier custodians and oracle providers to ensure institutional-grade asset safeguarding, data integrity and regulatory compliance. The platform is directly linked to major DeFi platforms and stablecoin infrastructure, expanding liquidity access and enabling tokenized assets to interact with on-chain finance. This ecosystem is actively supported by institutional brokers and liquidity providers, enhancing market depth, price discovery and secondary market efficiency for digital assets. The breadth of Securitize’s ecosystem integrations makes tokenized securities issued by Securitize more useful and actionable within the crypto ecosystem.

Strong and Accelerating Financial Performance

We have seen increased momentum in our quarterly revenue, resulting in significant topline growth and reaching positive EBITDA since Q1 2025. The partnerships with blue-chip institutions have fueled our growth. With our strong tokenized money market and fixed income funds pipeline and broader roll-out of tokenization of public equities, we expect significant growth from our tokenization segment of the business. On the asset servicing segment, the expanding contractual agreements with asset managers and investors and integrations with BUIDL, ACRED, as well as acquisition of MG Stover in Q2 2025 that has positioned Securitize as the largest U.S. based digital asset fund administrator and will continue to drive our top-line growth.

Founder-led and Mission Driven

Carlos Domingo is a leading figure in the tokenization space and a serial entrepreneur with 25+ years of experience in innovation and digital transformation. He previously served as the CEO of Telefonica R&D and CEO of New Business and Innovation at Telefonica Digital. He leads a seasoned Securitize management team with tenured experts across TradFi, technology and digital assets.

Our Growth Strategies

Our strategy focuses on efficient growth within the crypto ecosystem while preparing for expansion in TradFi markets.

Near-term focus — Penetrate the $4 trillion crypto market

Our revenue growth is highly correlated with our ability to grow the size of the tokenized assets issued and managed by our platform, what the industry typically refers to as Assets Under Management (AUM). We are committed to driving our AUM growth through several strategic initiatives. Firstly, we plan to significantly grow both our direct and indirect distribution channels. This will add more partnerships to our ecosystem. Concurrently, we intend to launch new funds, leveraging collaborations with both our existing and new asset managers. To further enhance our offerings, we will focus on adding more utility to tokenized securities with further integrations within the Decentralized Finance (DeFi) ecosystem where tokenized securities are accepted complying with regulations, thereby fueling their broader usage and adoption. We will seek to offer tokenized public securities to our clients as well to further diversify our product offerings.

In addition to these core growth drivers, we will strategically expand into adjacent activities designed to better monetize our AUM. This expansion encompasses providing comprehensive fund administration services, and facilitating trading, lending, and borrowing activities through robust DeFi integrations while complying with regulations. We also aim to generate substantial transaction-based revenues from stablecoin conversions, various dealer activities, and a dedicated RFQ platform. Furthermore, we will develop and introduce structured products through strategic partnerships and actively launch higher-margin products to enhance overall profitability.

Medium-term Growth — expand into the over $400 trillion TradFi market

Our medium-term strategy focuses on expanding into adjacent activities to better monetize our AUM within the TradFi market. Historically, Tradfi investors have had barriers to adoption of tokenized securities, given the friction of having to install wallets with complex user interfaces, stablecoins that were not regulated until recently, connection to multiple different blockchains to access products or lack of support for tokenized securities by major Tradfi broker-dealers or custodians. We believe that with the current regulatory tailwinds and increased crypto adoption by major platforms outside of crypto native ones, adoption of tokenized securities will follow, opening up a much larger market opportunity. We plan to grow our TradFi user base by trying to integrate with major Tradfi players and working on improving the user interface experience to abstract the complexities of using blockchains, thereby preparing for the multi-trillion dollar opportunity, a goal actively pursued by all asset managers. Our approach involves activating these investors with products that offer more efficient fractional ownership, significantly lower minimum investment thresholds, self-directed management capabilities, and increased liquidity options, all of which are enabled by tokenization.

Our growth strategy for tokenized RWA focuses on three pillars:

First, tokenized treasuries where we command the highest market share with Blackrock’s BUIDL and VanEck’s Vbill and we believe that there continues to be a large opportunity due to the following factors:

•        Disparity in the crypto industry between tokenized dollars and treasuries as opposed to TradFi markets where treasuries are ~2x bigger

•        Approval of the U.S. GENIUS Act, which includes tokenized treasury funds as approved reserves, and the expected proliferation of stablecoins

•        Emerging collateral use case for tokenized securities that can significantly boost AUM when broadly adopted by exchanges and where we started making progress integrating some of our products with some major crypto derivates exchanges

Second, continue expansion of tokenized funds where we already have 30%+ market share and 14 products with our current asset manager customers as well as with new products, focusing on yield-generating assets that can seamlessly interact with the crypto ecosystem and complement treasuries (higher yield with moderately higher risk) with additional products such as CLOs (we recently released our first product in this category in partnership with BNY), floating rate products, bonds, private credit, etc. in advanced stage of development and contracting.

Third, expansion into retail products with a specific focus on issuer-led, native tokenization of public equities via integration with retail platforms for indirect distribution and collaboration with existing transfer agents as their tokenization partner

One of the next frontiers of tokenization are public securities such as stocks and ETFs

We believe we are well positioned to capture this tailwind given we have pioneered the native tokenization of equities, beginning with Exodus, the first U.S.-registered company to tokenize its common stock, and more recently, FG Nexus, a new framework for tokenizing stocks for publicly listed companies. We have also announced plans to tokenize PubCo on listing.

Our position as a mature transfer agent with tokenization capabilities allows us to work with publicly traded issuers of stocks or ETFs to natively tokenize their shares preserving all the rights and without taking any third party counterparty risk or creating wrappers that introduce fragmentation and additional risks. We believe that native tokenization will be the superior way to tokenize public stocks and ETFs. We serve as the neutral asset layer for the broader crypto ecosystem and do not directly compete with exchanges and brokers given we serve as the infrastructure to enable these platforms.

Competitive Landscape

Securitize operates in a large and evolving market at the intersection of traditional financial infrastructure and emerging digital-asset markets. The tokenization ecosystem is highly fragmented and continues to evolve as regulatory frameworks mature across major jurisdictions. Within this landscape, we believe we primarily compete with (i) other tokenization service providers, (ii) asset managers with inhouse tokenization capabilities, and (iii) issuers of freely transferable tokens.

Tokenization Service Providers

This category includes firms such as Centrifuge, INX, Superstate, and tZERO, which offer technology platforms that enable the issuance and management of tokenized securities. These companies generally operate under limited or narrower regulatory frameworks and primarily serve third-party issuers seeking to digitize private or alternative assets. Securitize differentiates itself from these firms through its scale, blue-chip partnerships, fully integrated and regulated model, combining a tokenization platform, registered transfer agent, broker-dealer, ATS, and fund administration capabilities, allowing compliant, end-to-end issuance and secondary trading of digital securities across multiple blockchains.

Asset Managers with In-House Tokenization Capabilities

Traditional asset managers such as Franklin Templeton and WisdomTree have developed internal tokenization capabilities to issue blockchain-enabled versions of their proprietary investment products. These firms are not neutral infrastructure providers and generally use tokenization to enhance distribution or efficiency within their own product lines. While these offerings indirectly compete for investor attention, Securitize’s neutral-platform model positions it as a key enabler for a broad range of asset managers seeking to access tokenization without building in-house infrastructure.

Issuers of Freely Transferable Tokens

Certain firms, including Backed and Ondo, issue freely transferable wrapper tokens that represent exposure to off-chain assets. These issuers typically operate outside traditional investor-protection frameworks and may permit tokens to circulate among non-KYC’d wallets. While such structures appeal to certain DeFi participants, they expose investors to additional counterparty, legal, and regulatory risks. In contrast, Securitize’s regulated approach emphasizes compliance with U.S. and EU securities frameworks, providing a trusted environment for both issuers and investors.

Intellectual Property

The Company maintains and uses trade names, registered and unregistered trademarks, domain names, and logos, which it considers material to its brand identity. The Company may pursue registration of certain additional marks or content as appropriate, and otherwise protects its intellectual property and proprietary technology through confidentiality procedures and contractual restrictions. See the “Risk Factors” section of this S-4 for further discussion of intellectual property matters.

Government Regulation

We are subject to a wide variety of local, state, federal, and international laws, regulations, licensing schemes, and industry standards in the United States and the EU and in other countries and regions in which we operate. These laws, regulations, and standards govern numerous areas that are important to our business, and include, or might in the future include, those relating to all aspects of the securities industry, financial services, tokens, derivatives, trading in tokenized securities, fraud detection, customer protection, anti-money laundering, sanctions regimes, data privacy, data security, risk management and other technology-related aspects such as decentralized finance integration, protocol partnerships and smart contract usage. The substantial costs and uncertainties related to complying with these laws and regulations continue to increase, and our introduction of new products or services, expansion of our business into new jurisdictions or subindustries, acquisitions of other businesses that operate in similar regulated spaces, or other actions that we may take might subject us to additional laws, regulations, or other government or regulatory scrutiny. For more information, see the risk factors included in “Risk Factors — Risks Related to Government Regulation and Litigation”.

Human Capital Management

As of September 30, 2025, we and our subsidiaries had approximately 203 full-time employees, of whom 152 are based in the U.S. and 51 are based internationally. None of our employees are covered by a collective bargaining agreement. We have also engaged 67 contractors based internationally and may further engage other third-party contractors and consultants on an as-needed basis.

Our human capital objectives include sourcing, recruiting, retaining, incentivizing and developing our existing and future employees. Our equity incentive plans are designed to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards to encourage focus and calculated risk-taking. In connection with becoming a public company, we expect to hire additional personnel and to implement procedures and processes to address public company regulatory requirements and customary practices.

Corporate and Other Information

Securitize, Inc. was incorporated in Delaware in 2017. Our principal executive offices are located at 78 SW 7th Street, Suite 500, Miami, FL 33130. Our telephone number is (646) 918-5012.

Our web page address is https://securitize.io/. Our investor relations website is located at https://securitize.io/about-us/investor-relations. We will make available free of charge on our investor relations website under “SEC Filings” our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, our directors’ and officers’ Section 16 Reports and any amendments to those reports after filing or furnishing such materials to the SEC. References to our website address do not constitute incorporation by reference of the information contained on the website, and the information contained on the website is not part of this document or any other document that we file with or furnish to the SEC.

We are an “emerging growth company” (an “EGC”), as defined in the Jumpstart Our Business Startups Act of 2012. As an EGC, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not presently a party to any material legal proceedings. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Securitize’s Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion should be read together with Securitize’s consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Securitize’s plans and strategy for its business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” and sections of this proxy statement/prospectus, including “Cautionary Statement Regarding Forward-Looking Statements.” Therefore, actual results may differ materially from those contained in any forward-looking statements. For purposes of this section, references to “Securitize,” “we,” “our” or “us” are to Securitize, Inc. and its subsidiaries prior to consummation of the Business Combination, and Securitize Holdings, Inc. and its subsidiaries (including Securitize, Inc.) following consummation of the Business Combination.

Overview

Securitize was the first digital securities issuance platform, coming to market in 2018. Securitize and its subsidiaries have built the most comprehensive and trusted infrastructure for tokenizing financial assets on-chain. The company operates a fully regulated, end-to-end platform for the issuance, trading and servicing of tokenized securities. As the only vertically integrated tokenization provider with SEC-registered entities across a transfer agent, broker-dealer, alternative trading system (ATS), investor advisor and fund administration, Securitize uniquely enables a complete lifecycle for tokenized assets. These registrations enable Securitize to legally issue, manage, and trade digital securities in the United States under the same framework that governs traditional equities and bonds, while leveraging the efficiency and transparency of blockchain technology.

Key Factors Affecting Our Operating Performance

Growth of the Internet financial system

The Internet financial system is increasingly being built on blockchain infrastructure, and represents a fundamental shift that we believe will result in a profound change to the existing financial system by materially improving efficiency, reducing costs, expanding accessibility, and accelerating innovation. While the Internet financial system has grown rapidly, it remains in its infancy and is very small relative to the legacy financial system. We believe we are well positioned to be among the winners in this emerging, transformative space, and we expect increased adoption and expansion of the internet financial system to be a key driver of growth in all our products and services, and hence of our overall financial performance.

Government regulation

At Securitize, we have always had a “regulation first” philosophy that underlies our operations and has led to significant investments in building a robust compliance infrastructure regarding the tokenization of real-world assets (“RWAs”). As global regulatory frameworks continue to evolve and expand in scope, we remain vigilant in monitoring these changes and expect to continue allocating significant resources across our legal, compliance, product, and engineering teams to ensure our tokenization practices remain aligned with both current and anticipated regulations.

Major economies around the world — including the United States, European Union, Hong Kong, Japan, and Singapore — are actively developing and refining national laws that govern digital representations of traditional assets. Others, such as the United Arab Emirates, are exploring comprehensive frameworks to integrate tokenized RWAs into their financial systems.

In the U.S., the recent passage of the Guiding and Establishing National Innovation for U.S. Stablecoins Act (the “GENIUS Act”) marks a pivotal step toward establishing regulatory clarity for digital asset markets, including tokenized securities and other RWAs. The GENIUS Act is a U.S. federal law enacted in July 2025 that creates a regulatory framework for stablecoins — digital assets pegged to the U.S. dollar. We believe that increased global regulatory certainty will foster greater institutional and consumer confidence in tokenized assets, accelerating their adoption as a trusted and efficient vehicle for investment and capital formation. These developments reinforce our belief that Securitize is well-positioned to lead the growth of a compliant and scalable RWA tokenization ecosystem.

Growth in TradFi market

We believe we have a sizable opportunity to grow our business through the introduction of new products and services. Specifically, we expect to expand into the over $400 trillion Traditional Finance (“TradFi”) market by growing our user base with tokenized products. These products will provide individual investors access to alternative assets that TradFi institutions do not offer. These products will also provide individual investors with securities that have more efficient fractional ownership, lower minimums, are self-directed, and have more liquidity options which tokenization enables.

Price and volatility of digital assets

Values of digital assets have been highly volatile. Effects from speculation regarding the future appreciation or depreciation in the value of digital assets, making their market prices more volatile, may materially and adversely affect the value of our digital asset inventory. Changing investor confidence and resultant fluctuations in the price of various digital assets may cause uncertainty in the market and could negatively impact trading volumes of digital assets, which would negatively impact our business and operating results.

Adoption of digital assets

The cryptoeconomy experienced rapid growth in 2021 driven by the simultaneous widespread adoption of digital assets, expanded use of cryptocurrencies and broader blockchain innovations including DeFi and the growth of non-fungible tokens (“NFTs”) as a prominent form of tokenization. After a retreat in 2022, cryptocurrency markets started to rally in 2023, which continued through December 2024. After a brief retreat in the first quarter of 2025, the price of bitcoin moved over $100,000 again in the second quarter of 2025 and continued to exceed $100,000 as of July 2025 reaching another all-time high temporarily exceeding $126,000 on October 6, 2025. The initially retail-driven adoption of cryptocurrencies has evolved to include institutional holders, utilizing digital assets as both a store of value and for commercial applications. The lead up to the launch of the spot-based bitcoin exchange-traded funds (“ETFs”) in the U.S. in the first quarter of 2024 followed by the U.S. Presidential election in November 2024 provided a boost to bitcoin. According to the Crypto Market Sizing Report released by Crypto.com, the number of worldwide individual cryptocurrency users was 659 million as of December 31, 2024, up from 580 million in December 2023. However, historical trends are not indicative of future adoption, and it is possible that the adoption of digital assets and blockchain technology may slow, take longer to develop, or never be broadly adopted, which would negatively impact our business and operating results.

Other challenges and risks

We are operating in new industries that are highly innovative, rapidly evolving and characterized by healthy competition, experimentation, changing customer needs, and the frequent introduction of new products and services. We are subject to uncertain and evolving industry and regulatory requirements. While we believe we are well-positioned to capitalize on market opportunities made possible by the rapid evolution of the digital assets ecosystem, due to the relatively nascent stage of our industries and other challenges that we face, our business model also presents certain material risks.

All participants in the cryptoeconomy, including direct investors, consumers and providers of goods and services related to this industry, may be subject to additional costs associated with participating in this industry, as compared with participation in established commerce, due to the rapidly evolving landscape. The potentially higher costs associated with the cryptoeconomy include, but are not limited to, elevated legal and financial advisory fees, use of significant resources to monitor and maintain compliance with applicable laws and regulations, as well as elevated and unpredictable costs of custody, transactions, insurance and theft. Other material risks specific to this industry include a lack of adoption or acceptance of digital assets and blockchain technology, the volatile prices of digital assets, exposure to malicious actors and platform vulnerabilities, and uncertainties in the tax and accounting treatment of digital assets, among others.

Key Indicators of Performance and Financial Condition

Securitize focuses on a variety of indicators and key operating and financial metrics, including a non-U.S. GAAP (“GAAP”) measure, to monitor the financial condition and performance of its business. These metrics include total revenue, net income (loss), average annual assets under management (“AUM”), and Adjusted EBITDA.

Average Annual AUM

AUM serves as a critical indicator of Securitize’s operational scale and market traction. As a measure of the total value of digital securities and tokenized assets managed across its platform, AUM reflects both investor confidence and the platform’s ability to attract and retain high-quality issuers. The following table highlights Securitize’s AUM growth over time, offering insight into its expanding footprint in the digital asset ecosystem and its effectiveness in delivering compliant, blockchain-based investment solutions:

Average AUM
During the year ended December 31, 2023	$296,827,668
During the year ended December 31, 2024	$846,681,764

Average annual AUM during the year ended December 31, 2024 increased to $846.7 million from $296.8 million at December 31, 2023. The increase was primarily due to the launch of the BlackRock USD Institutional Digital Liquidity Fund (BUIDL) on Ethereum during 2024, tokenized by Securitize. Its subsequent expansion to multiple blockchains further broadened investor access and utility, driving significant growth in our AUM.

Significant Transactions

Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP and not as a business combination. Under this method of accounting, CEPT will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of PubCo issuing stock for the net assets of CEPT, accompanied by a recapitalization. Upon the completion of the Business Combination, substantially all of the assets and business of PubCo will be held and operated by PubCo and its subsidiaries.

The most significant change in our future reported financial position and results is expected to be an estimated increase in cash (as compared to our consolidated balance sheet at December 31, 2024) of between approximately $220 million, assuming 100% Redemptions by Public Shareholders, and $555 million, assuming No Redemptions by Public Shareholders and, in each case, after deducting estimated expenses.

In connection with becoming a public company, we expect to hire additional personnel and to implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, hiring of new personnel and fees to outside consultants, and costs related to implementation of an appropriate internal control framework, insurance, and investor relations.

Theorem Fund Services, LLC Acquisition

On October 17, 2024, we completed the acquisition of all outstanding capital stock of Theorem Fund Services, LLC (“Theorem”). As a result, Theorem’s operating results have been consolidated into our financial statements effective from the acquisition date. The total purchase consideration was $6,125,678, which included cash of $5,501,675, transaction costs paid of $94,000, and $530,003 of our common stock. We issued 203,264 shares of common stock valued at approximately $2.61 per share.

Acquired intangible assets include customer relationships, valued at approximately $3,100,000, while the trademark and non-compete agreements were determined to have de minimis values due to immediate rebranding and the retention of key personnel. The customer relationships were fair valued using a discounted cash flow method based on company projections. The goodwill represents the impact of the positive cash flow from Theorem in addition to expected synergies and the excess of the purchase price over the fair value of the net assets acquired in a business combination.

Convertible Promissory Notes Payable Issuance

Throughout the year ended December 31, 2024, the Company issued convertible promissory notes (“the Convertible Notes”) to various investors for proceeds of $49,915,000 in the aggregate. The Convertible Notes are senior to other secured indebtedness and carry a 5% annual interest rate, compounding until either full repayment or conversion. The Convertible Notes mature 36 months from issuance. They include multiple conversion triggers: (1) Non-Qualified Financing, (2) Change of Control, and (3) Maturity Date.

•        Non-Qualified Financing: In the event of a smaller financing or Qualified IPO, investors may elect to convert their notes into the same securities issued in that round, at the same price per share paid by investors in the non-Qualified Financing.

•        Change of Control: Upon a change in control event, the investor is entitled to repayment of the full outstanding balance of principal and accrued unpaid interest.

Maturity: If not converted earlier, the notes will convert at maturity into newly authorized Series B-5 Senior Preferred Stock, with a 1.0x non-participating senior liquidation preference, at a conversion price equal to 75% of the most recently issued preferred equity price.

Lending and Collateralization Arrangements Involving BUIDL Tokens

During 2024, we became party to a lending arrangement, governed by a Master Loan and Security Agreement (MLSA), with certain investors of the BUIDL tokenized fund (the “counterparties”). Under the MLSA, we are subject to making advances to the counterparties in exchange for transferring BUIDL tokens as collateral on the loans. These loans receivable bear an annual facilitation fee of 2.00% which accrues until settled as a deduction from the collateral balance remitted back to the counterparties. The loans have no specified maturity date and are mutually callable. We also retain rights to any dividends issued on BUIDL tokens during the collateral holding period. We, simultaneously in 2024, locked the BUIDL tokens received as collateral in a smart contract which is part of the Elixir Network, a distributed network, and in exchange for the locked BUIDL (minted as “sBUIDL” with the Elixir Network in an aggregate amount of $36,000,000, recorded on the consolidated balance sheet within ‘Receipt Tokens of Tokenized Assets’ as of December 31, 2024) we received deUSD. The deUSD received is either held for investment by us or immediately transferred to the counterparties, with the corresponding liability recognized for the deUSD obtained in the amount of $36,000,000; within ‘Digital asset borrowings’ as of December 31, 2024.

See note 16 to the consolidated financial statements, Lending and Collateralization Arrangements Involving BUIDL Tokens, for additional details regarding our MLSAs.

Onramp Acquisition

On August 14, 2023, the Company purchased all of the outstanding capital stock of Onramp. As a result, Onramps’s operating results have been consolidated into our financial statements effective from the acquisition date. The total purchase consideration was approximately $11,779,000, which consisted entirely of common stock of the Company. The Company provided 544,508 shares of common stock valued at approximately $21.63 per share.

Acquired intangible assets consists of technology, trademark and customer relationships with fair values of approximately $750,000, $400,000, and $90,000, respectively. The goodwill represents expected synergies from the business combination as well as the excess of the purchase price over the fair value of the net assets acquired in a business combination.

Certain Components of Results of Operations

Revenue

Revenues are derived from tokenization of funds and RWAs in addition to the integration of blockchain protocols to optimize fund processes. Revenues are also derived from asset services which include an SEC-registered transfer agent focused on providing a comprehensive suite of service, in addition to fund administrative services.

Cost of revenue

Cost of revenues consists of direct costs incurred to provide services to our customers. These costs include direct labor cost, which include salaries, wages, and benefits for employees directly involved in the servicing of customers for tokenization and asset services. These costs do not include indirect labor costs which consist of sales and marketing personnel, research and development staff, general and administrative employees, and executive management. Other costs of revenues include contractor costs, security and identity verification costs, legal fees, and certain other costs incurred as a direct result of customer transactions.

Operating expenses

Selling, general and administrative expenses

Selling, general and administrative expenses primarily consist of salaries, benefits and other costs of departments serving administrative functions, such as executives, finance and accounting, and human resources. In addition, general and administrative expense includes non-personnel costs, such as professional fees, legal fees, accounting and finance advisory fees and other supporting corporate expenses not allocated to cost of revenues, product and development or sales and marketing.

Acquisition related transaction costs

Acquisition related transaction costs consist of audit, legal, and consulting costs related to the acquisition of Theorem and Onramp, which closed during the year ended December 31, 2024 and 2023, respectively.

Provision for expected credit losses

Provision for expected credit losses consists of changes to our provision on our trade accounts receivable balances.

Other income (expense)

Other income (expense) consists of non-operating income and expenses not directly related to our core operations. This includes income (expense) from staked BUIDL rewards and change in fair value of other stablecoins held, change in fair value of certain options, SAFEs, and derivative liabilities, and accretion of a debt discount related to the Convertible Notes.

Benefit (provision) from income taxes

Benefit (provision) from income taxes includes income taxes related to foreign jurisdictions and U.S. federal and state income taxes. As we conduct business activities internationally, any changes in the U.S. and foreign taxation of such activities may increase our overall provision for income taxes in the future.

Other comprehensive income (loss)

Other comprehensive income (loss) consists of our foreign currency translation adjustment from our operations in Japan.

Results of Operations for the Twelve Months Ended December 31, 2024 and 2023

The following table summarizes the results of operations for the periods indicated:

	For the Year Ended December 31,
	2024	2023	$ Change	% Change
Revenue	$18,699,043	$8,198,134	$10,500,909	128%
Cost of revenue	1,495,128	779,447	715,681	92%
Gross profit	17,203,915	7,418,687	9,785,228	132%

Operating expenses:
Selling, general & administrative	33,728,587	33,620,138	108,449	—%
Acquisition related transaction costs	275,000	1,106,554	(831,554)	(75)%
Provision for expected credit losses	520,116	779,609	(259,493)	(33)%
Total operating expenses	34,523,703	35,506,301	(982,598)	(3)%

Loss from operations	(17,319,788)	(28,087,614)	10,767,826	(38)%

Other income (expenses):
Interest expense	(4,533,607)	(12,725)	4,520,882	(35528)%
Interest income	2,113,178	438,646	1,674,532	382%
Dividend income	402,035	488,382	(86,347)	(18)%
Gains on investments in marketable securities, net	98,730	636,217	(537,487)	(84)%
Other income (expense), net	350,875	(10,992)	361,867	(3292)%
Change in fair value of option liability	261,000	3,352,000	(3,091,000)	(92)%
Change in fair value of simple agreements for future equity	(95,000)	1,072,000	(1,167,000)	(109)%
Change in fair value of derivative liability	(1,370,000)	—	(1,370,000)	(100)%
Total other income (expenses), net	(2,772,789)	5,963,528	(8,736,317)	(68)%

Net loss before income taxes	(20,092,577)	(22,124,086)	2,031,509	9%
Benefit (provision) for income taxes	(90,896)	619,262	(710,158)	(115)%
Net loss	$(20,183,473)	$(21,504,824)	$1,321,351	6%

Revenue

Revenue for the year ended December 31, 2024 was $18,699,043, representing an increase of $10,500,909 compared to $8,198,134 for the year ended December 31, 2023. The increase was directly driven by an increase in the integration of protocols with our ecosystem which increased revenue by $9,010,852 in 2024. The increase is also due to a $1,004,033 increase in revenue due to our acquisition of Theorem during the year ended December 31, 2024, who specializes in digital fund services.

Cost of revenue

Cost of revenue for the year ended December 31, 2024 was $1,495,128, representing an increase of $715,681 compared to $779,447 for the year ended December 31, 2023. The increase was directly driven by the increase in revenue in 2024 and an increase in headcount due to our acquisitions of Onramp and Theorem during the years ended December 31, 2023 and 2024, respectively.

Operating expenses

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2024 were $33,728,587, an increase of $108,449 compared to $33,620,138 for the year ended December 31, 2023. Our administrative salaries and wages, software, and general legal fees increased by $729,395, $672,482, and $633,751, respectively, while our advertising, dues and subscriptions, general accounting and consulting services, and stock based compensation for administrative employees decreased by $1,237,106, $511,276, and $226,035, respectively.

Acquisition related transaction costs

Acquisition related transaction costs for the year ended December 31, 2024 were $275,000, a decrease of $831,554 compared to $1,106,554 for the year ended December 31, 2023. The decrease was due to the acquisition of Onramp during the year ended December 31, 2023, which represents audit, legal, and consulting costs related to the acquisition which did not reoccur in 2024.

Provision for expected credit losses

Provision for expected credit losses for the year ended December 31, 2024 were $520,116, a decrease of $259,493 compared to $779,609 for the year ended December 31, 2023. The decrease was primarily driven by a decline in our receivables from customers with historically higher default risks during the year ended December 31, 2024.

Other income (expense)

Interest expense

Interest expense for the year ended December 31, 2024 was $4,533,607, an increase of $4,520,882 compared to $12,725 for the year ended December 31, 2023. The increase is due to the issuance of convertible promissory notes during the year ending December 31, 2024 which included $4,479,446 in interest expense and an accretion of the debt discount related to the bifurcated derivative liability.

Interest income

Interest income for the year ended December 31, 2024 was $2,113,178, an increase of $1,674,532 compared to $438,646 for the year ended December 31, 2023. The increase was primarily due to $1,683,862 in interest earned during the year ended December 31, 2024 related to the yield earned on our own BUIDL units held since the fund’s inception as well as the income earned from our digital asset collateral received from customers where we retain control, the balance of which also increased in 2024.

Dividend income

Dividend income for the year ended December 31, 2024 was $402,035, a decrease of $86,347 compared to $488,382 for the year ended December 31, 2023. The decrease resulted from a lower average balance of dividend-bearing investments held during the year ended December 31, 2024.

Gain on investments in marketable securities, net

Gain on investments in marketable securities, net for the year ended December 31, 2024 was $98,730, a decrease of $537,487 compared to $636,217 for the year ended December 31, 2023. The decrease was due to a lower volume of marketable securities sold during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Other income (expense), net

Other income for the year ended December 31, 2024 was $350,875, an increase of $361,867 compared to other expense of $10,992 for the year ended December 31, 2023. The increase was due to distributions from tokenized funds and gains on the sale of tokens received from customers.

Change in fair value of option liability

Change in fair value of option liability for the year ended December 31, 2024 was a $261,000 gain, a decrease of $3,091,000 compared to a $3,352,000 gain for the year ended December 31, 2023. The decrease was attributable to a significant gain recognized during the year ended December 31, 2023. The options were in-the-money as of December 31, 2022 but became out-of-the money as of December 31, 2023, creating the large gain in change in fair value. The options remained out of the money as of December 31, 2024, resulting in marginal variation in the change in fair value in that period.

Change in fair value of simple agreements for future equity

Change in fair value of simple agreements for future equity for the year ended December 31, 2024 was a $95,000 loss, a decrease of $1,167,000 compared to a $1,072,000 gain for the year ended December 31, 2023. The decrease was attributable to a significant gain recognized during the year ended December 31, 2023. The SAFEs were in-the-money as of December 31, 2022 but became out-of-the money as of December 31, 2023, creating the large gain in change in fair value. The SAFEs remained out of the money as of December 31, 2024, resulting in marginal variation in the change in fair value in that period.

Change in fair value of derivative liability

Change in fair value of derivative liability for the year ended December 31, 2024 was a $1,370,000 loss, a decrease of $1,370,000 compared to zero for the year ended December 31, 2023. The change was due to our issuing convertible notes with embedded derivatives during the year ended December 31, 2024.

Benefit (provision) for income taxes

Provision for income taxes for the year ended December 31, 2024 was $90,896, a decrease of $710,158 compared to a $619,262 benefit for income taxes for the year ended December 31, 2023. Our provision for income taxes for 2024 primarily reflects current foreign income taxes and the increase in our naked deferred tax liability on goodwill. The income tax benefit recorded for the year ended December 31, 2023 primarily relates to the release of a deferred tax liability recorded as part of the opening balance sheet accounting for the Pacific Stock Transfer Company acquisition partially offset by current foreign taxes due. We continue to maintain a full valuation allowance on our U.S. federal and state deferred tax assets because, based on current projections, it is not more likely than not that these assets will be realized.

Non-GAAP Financial Measures

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this proxy statement/prospectus the measure of Adjusted EBITDA, a non-GAAP financial measure that we calculate as net income (loss) excluding: depreciation and amortization expense, interest expense, interest income, income tax (benefit) provision, share-based compensation expense, provisions to the allowance for current expected credit losses, impairment of investments in limited partnerships, acquisition related transaction costs, gains on investments in marketable securities and limited partnerships, dividend income, and other income (expense), net. We have provided a reconciliation below of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We present Adjusted EBITDA because it is a key measure used by our management and board of directors to monitor and evaluate the growth and performance of our business operations, facilitate internal comparisons of the historical operating performance of our business operations, facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures or operating histories, review and assess the performance of our management team and other employees, and prepare budgets and evaluate strategic planning decisions regarding future operating investments. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax (benefit) expense, interest income, interest expense, and non-routine items as these items are not components of our core business operations.

Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•        Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•        Adjusted EBITDA does not reflect share-based compensation and related taxes. Share-based compensation expense has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•        Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital;

•        Adjusted EBITDA excludes one-time non-routine items; and

•        Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss), and our other GAAP results.

The following tables reconciles the specific items excluded from GAAP metrics in the calculation of non-GAAP metrics for the periods shown below:

	For the Year Ended December 31,
	2024	2023
Net Income (loss)	(20,183,473)	(21,504,824)

Depreciation and amortization	1,281,187	1,536,837
Provisions to the allowance for current expected credit losses	520,116	779,609
Share-based compensation expense	404,041	630,078
Impairment of investments in limited partnerships	—	250,000
Gain on investments in marketable securities, net	(98,730)	(636,217)
Gain on investments in limited partnerships	—	(1,663)
Income tax (benefit) provision	90,896	(619,262)
Interest income	(2,113,178)	(438,646)
Interest expense	4,533,607	12,725
Dividend income	(402,035)	(488,382)
Other (income) expense, net	(350,875)	10,992
Acquisition related transaction costs	275,000	1,106,554
Adjusted EBITDA	$(16,043,444)	$(19,362,199)

Liquidity and Capital Resources

We have experienced recurring net losses and negative cash flows from operations from inception through December 31, 2024, and have an accumulated deficit of approximately $112.9 million at December 31, 2024. We have primarily relied on raising capital through debt and equity financings to support its operations.

As of December 31, 2024, we had total liquidity sources consisting of cash and cash equivalents of $21.9 million. We believe our operating cash flows, together with our total liquidity sources on hand, will be sufficient to meet our working capital and capital expenditure requirements for a period of at least 12 months from the date of this filing. We expect our capital expenditures and working capital requirements to continue to increase in the immediate future as we continue to invest in the expansion of our products and services.

Cash Flows for the Years Ended December 31, 2024 and 2023

Cash flows from operating, investing and financing activities, as reflected in the accompanying consolidated statements of cash flow, are summarized in the following table:

	For the Year Ended December 31,
	2024	2023
Net cash used in operating activities	$(18,392,693)	$(25,756,120)
Net cash provided by (used in) investing activities	(13,826,060)	10,518,121
Net cash provided by financing activities	47,341,895	5,000,000
Effects of exchange rate changes on cash	106,250	(23,003)
Net change in cash	$15,229,392	$(10,261,002)

Net Cash Used In Operating Activities

Net cash used in operating activities was $18,392,693 for the year ended December 31, 2024, compared to cash used in operating activities of $25,756,120 for the year ended December 31, 2023. The decrease in net cash used was driven primarily by improved collections from customers, particularly related to On-Chain Infrastructure setup and integration fees, as well as increased Transfer Agent revenues. The improvement in cash inflows reflects higher upfront billings for onboarding activities and more efficient collection cycles in 2024 compared to 2023.

Working capital changes resulted in a modest net outflow of approximately $3.9 million, driven primarily by a $5.3 million increase in accounts receivable and a $2.0 million increase in prepaid expenses. The increase in receivables primarily relates to on-chain integration and infrastructure revenue recognized late in 2024, with collections expected in subsequent periods.

These outflows were partially offset by a $2.6 million increase in deferred revenue, reflecting higher upfront billings for on-chain and transfer agent services, and a $1.4 million increase in accrued liabilities due to year-end accruals for personnel and professional services.

Net Cash provided by (Used In) Investing Activities

Net cash used in investing activities was $13,826,060 for the year ended December 31, 2024, compared to net cash provided by investing activities of $10,518,121 for the year ended December 31, 2023. The decrease in cash was primarily due to receiving $8,355,257 less in net proceeds from the purchases and sales and redemptions of marketable securities during the year ended December 31, 2024. Additionally, we staked $21,000,000 of BUIDL, a cash equivalent, during the year ended December 31, 2024, which did not occur in the previous year. We also paid $5,501,675 in cash for the acquisition of Theorem Fund Services, LLC, which did not occur in the previous year. Additionally, we collected $4,940,263 during the year ended December 31, 2024 from a note to a related party while we advanced $7,190,815 during the year ended December 31, 2023 for a note to a related party.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $47,341,895 for the year ended December 31, 2024, compared to cash provided by financing activities of $5,000,000 for the year ended December 31, 2023. The increase in cash is primarily due to net proceeds received from the issuance of $49,867,511 in convertible promissory notes during the year ended December 31, 2024.

Debt

Simple Agreements for Future Equity

During 2021, we secured proceeds of $4,845,000 in connection with the execution of Simple Agreements for Future Equity (“SAFEs”) with investors. Upon the closing of an equity financing of at least $50,000,000, as defined in the agreements, the SAFEs will automatically convert into shares of preferred stock, equal to the SAFE purchase amount divided by the purchase price in the equity financing. If there is a liquidity event, defined as a change of control or an initial public offering, the SAFE holders will be entitled to receive a portion of the proceeds equal to the greater of the SAFE purchase amount or the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price, as defined in the agreements. There were no additional SAFEs executed during the years ended December 31, 2024 and 2023. In October and November of 2025, the SAFEs were amended to provide that they will automatically convert into shares of preferred stock concurrently with the closing of the Business Combination.

Hamilton Lane SF6

We received $6,000,000 from Hamilton Lane SF6 — Securitize Tokenized Feeder Fund, Ltd. to invest in BUIDL on behalf of the fund, pending the capital call by the underlying Hamilton Lane fund. The Company passed through the yield generated by this investment to the fund. The amount received was recorded as notes payable, related party. The outstanding balance decreased as the Company partially returned funds to the fund to satisfy capital calls. As of December 31, 2024, the outstanding balance on the notes payable, related party was approximately $2.47 million.

Line of Credit

We maintain a margin credit line with UBS Financial Services Inc., secured by our investment portfolio held at UBS. The borrowing capacity under this arrangement is not a fixed commitment but rather is determined based on a percentage of the market value of eligible collateral in the UBS investment account. As such, the total amount available to borrow fluctuates with changes in the value of the underlying investments. Borrowings under the margin line bear interest at a variable rate based on the One-Month SOFR plus 65 basis points (5.99% at December 31, 2024). As of December 31, 2024 and 2023, there were no outstanding borrowings under the margin line. The value of our collateral investments held at UBS was approximately $1.2 million as of December 31, 2024 and $0.6 million as of September 30, 2025, resulting in proportionally lower borrowing availability at each respective date.

Convertible Promissory Notes Payable

During the year ended December 31, 2024, we entered into note purchase agreements with certain investors, pursuant to which we issued convertible promissory notes for an aggregate principal amount of $49,915,000. The notes accrue interest at 5% per annum, provided that, upon the occurrence and during the continuance of certain Events of Default (as defined in the note purchase agreements), interest will accrue daily at rate of 15% per annum. The notes mature 36 months from issuance. They include multiple conversion triggers: (1) Non-Qualified Financing, (2) Change of Control, and (3) Maturity Date. The notes are expected to automatically convert into shares of Securitize Preferred Stock concurrently with concurrently with the closing of the Transactions (and, pursuant to the Business Combination Agreement, will be converted into shares of Securitize Common Stock and then exchanged for shares of PubCo Common Stock).

•        Non-Qualified Financing: In the event of a smaller financing or Qualified IPO, investors may elect to convert their notes into the same securities issued in that round, at the same price per share paid by investors in the non-Qualified Financing.

•        Change of Control: Upon a change in control event, the investor is entitled to repayment of the full outstanding balance of principal and accrued unpaid interest.

•        Maturity: If not converted earlier, the notes will convert at maturity into newly authorized Series B-5 Senior Preferred Stock, with a 1.0x non-participating senior liquidation preference, at a conversion price equal to 75% of the most recently issued preferred equity price.

On September 29, 2025, we entered into additional note purchase agreements with certain investors, pursuant to which we issued convertible promissory notes for an aggregate principal amount of $10,000,000. In October of 2025, we issued another tranche of convertible promissory notes for an additional $20,000,000 in proceeds with identical terms and conditions as the convertible notes issued on September 29, 2025.

NHTV Side Letter Options

In connection with the Series B-1 preferred stock issuance, the Company issued an option to the lead investor in the Series B-1 funding round to purchase up to $20,000,000 of shares of Preferred Stock at an exercise price of $15.56 per share upon the occurrence of a subsequent capital raise that raises over $30,000,000 in cash, an IPO, or a deemed liquidation event.

Contractual Obligations and Commitments

The following table presents a summary of our contractual obligations as of December 31, 2024:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Convertible promissory notes payable	$49,915,000	$—	$49,915,000	$—	$—
SAFEs(1)	5,714,000	—	—	—	—
NHTV Side Letter Options(2)	4,959,000	—	—	—	—
Hamilton Lane SF6 Note Payable	2,474,384	—	—	2,474,384	—
Total Contractual Obligations	$63,062,384	$—	$49,915,000	$2,474,384	$—

____________

(1)      The SAFEs will automatically convert into shares of preferred stock upon a qualified financing. Therefore, there is a contractual obligation to issue this preferred stock as of December 31, 2024, however, there is no contractual cash payment to be included in this table. The fair value of the SAFEs as of December 31, 2024 is included within this table in the Total column.

(2)      The NHTV Side Letter Options can be exercised into shares of common stock upon the occurrence of a qualified capital raise, an IPO, or a deemed liquidation event. Therefore, there is a contractual obligation to issue this common stock as of December 31, 2024, however, there is no contractual cash payment to be included in this table. The fair value of the NHTV Side Letter Options as of December 31, 2024 is included within this table in the Total column.

Quantitative and Qualitative Disclosures about Market Risk

The following discussion about our market risk exposures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. Potential risks are discussed below.

Token Market Price Risk

Our digital assets will be measured using observed prices from active exchanges which could result in volatility in our financial results in future periods. Adjustments are recorded in net income through “other income (expense), net” on the statements of operations. Therefore, negative swings in the market price of our digital assets could have a material impact on our earnings and on the carrying value of our digital assets.

Custodian Risk

Following the Transactions, PubCo will utilize third-party custodians, which we will select based on various factors, including their financial strength and industry reputation. Custodian risk refers to the potential loss, theft, or misappropriation of our digital assets due to operational failures, cybersecurity breaches, or financial difficulties experienced by these third parties. Although we periodically monitor the financial health, insurance coverage, and security measures of our custodians, reliance on such third parties inherently exposes us to risks that we cannot fully mitigate.

Interest Rate Risk

Our results of operations are exposed to changes in interest rates, among other macroeconomic conditions. Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We are an “emerging growth company” within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public company reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We have also taken advantage of the ability to provide reduced disclosure of financial information in this prospectus, such as being permitted to include only two years of audited financial information and two years of selected financial information in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. We may take advantage of these exemptions until we are no longer an emerging growth company. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, because we have taken advantage of certain reduced reporting requirements, the information contained herein may be different from the information you receive from other public companies.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of PubCo common shares pursuant to an effective registration statement or (b) in which it has total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time), and (2) the date on which (x) it is deemed to be a large accelerated filer, which means the market value of PubCo common shares that are held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, or (y) the date on which it has issued more than $1.0 billion in nonconvertible debt during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common shares held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common shares held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies more difficult.

Critical Accounting Estimates

Our financial statements and the accompanying notes thereto included elsewhere in this proxy statement/prospectus are prepared in accordance with GAAP. The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs and expenses, and related disclosures. We base our estimates on assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe the following critical accounting estimates used in the preparation of its consolidated financial statements affect its more significant judgments and estimates.

Business combinations

We account for business acquisitions using the acquisition method of accounting, in accordance with ASC 805, under which assets acquired and liabilities assumed are recorded at their respective fair values at the acquisition date. The fair value of the consideration paid is assigned to the assets acquired and liabilities assumed based on their respective fair values. Goodwill represents the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed.

Our management exercises significant judgments in determining the fair value of assets acquired and liabilities assumed, as well as intangible assets and their estimated useful lives. Fair value and useful life determinations are based on, among other factors, estimates of future expected cash flows and appropriate discount rates used in computing present values. These judgments may materially impact the estimates used in allocating acquisition date fair values to assets acquired and liabilities assumed, as well as our current and future operating results. Actual results may vary from these estimates which may result in adjustments to goodwill and acquisition date fair values of assets and liabilities during a measurement period or upon a final determination of asset and liability fair values, whichever occurs first. Adjustments to the fair value of assets and liabilities made after the end of the measurement period are recorded within our operating results.

Revenue

See notes to the consolidated financial statements, Summary of Significant Accounting Policies — Revenue Recognition, for information regarding our significant accounting policies over revenue recognition.

Many of our on-chain infrastructure contracts with customers include multiple performance obligations, and we make estimates and judgments to allocate the transaction price to each performance obligation based on an observable or estimated standalone selling price (“SSP”). The SSP is the price, or estimated price, of the service when sold on a standalone basis at contract inception. We consider our evaluation of SSP to be a critical accounting estimate.

An observable price of a good or service sold separately provides the best evidence of SSP. However, in many situations, SSP will not be readily observable, but must still be estimated using reasonably available information. We do not have directly observable standalone selling prices of our on-chain infrastructure services given the recent launch of this service line, the novel nature of the product, and the fact that the current pricing is highly variable. Therefore we use a variation of an expected cost approach which relies on a historical level of effort metric, along with our judgment, to establish SSP for this revenue stream. As such, the establishment of SSP of our on-chain infrastructure services directly impacts the amount of revenues recognized for those services, and therefore also impacts the overall timing of revenue recognition.

We review and analyze the SSP we have established for our on-chain infrastructure services annually, and these SSPs do not change significantly year to year. We also assess whether any new observable data has become known that would provide a more accurate estimate of SSP or whether the current method to estimate SSP continues to be a fair allocation of the transaction price.

In the future, SSP for our on-chain infrastructure services could be impacted by various factors, including potential changes in our pricing practices, pricing for contract renewals, customer demand for our services, and various market or economic conditions. However, we consider the risk of significant volatility in our established SSP to be small given our internal processes to monitor SSP on an ongoing basis and react to trends that could impact the future SSPs.

Share-based compensation

We account for share-based awards under the recognition and measurement provisions of Accounting Standards Codification Topic 718, Stock-Based Compensation. In the absence of a public trading market, our management and board of directors considered various objectives and subjective factors to determine the fair value of Securitize’s common stock as of each grant date, including the value determined by a third party valuation firm. These factors included, among other things, the following:

•        our actual operating and financial performance and estimated trends and prospects for our future performance;

•        the composition of, and changes to, our management team and board of directors;

•        consideration of the lack of liquidity of the common stock as a private company;

•        our stage of development, business strategy, and the material risks related to our business and industry;

•        the valuations of publicly traded companies in the financial services sector, as well as recently completed mergers and acquisitions of peer companies;

•        external market conditions affecting the digital assets sector;

•        the likelihood of achieving a liquidity event for the holders of our common stock

•        the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock; and

•        the prices of our convertible preferred stock and common stock sold to investors in arm’s-length transactions

Our policy is to value our common shares at least annually with significant events potentially requiring additional valuations.

We use the Black-Scholes option pricing model (“Black-Scholes”) to estimate the grant-date fair value of option grants. The Black-Scholes model requires management to make a number of key assumptions, including expected volatility, expected term, risk-free interest rate, and expected dividends. The expected term represents the period of time that the options are expected to be outstanding and is estimated using the midpoint between the requisite service period and the contractual term of the option. The risk-free interest rate is estimated using the rate of return on U.S. Treasury notes with a life that approximates the expected term. Share-based compensation cost is measured at the grant date based on the fair value of the underlying common stock and is recognized as expense over the requisite service period.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and our management uses significantly different assumptions or estimates, our share-based compensation expense for future periods could be materially different, including as a result of adjustments to share-based compensation expense recorded for prior periods.

Income Taxes

When recognizing the tax benefit, a tax position must be more likely than not to be sustained upon examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

We utilize the asset and liability method for computing our income tax provision. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss, capital loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date. Management makes estimates, assumptions, and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not more likely than not, we establish a valuation allowance. As of December 31, 2024, we maintained a full valuation allowance against our deferred tax assets, as management concluded that it is not more likely than not that these assets will be realized based on current projections of future taxable income. Because a full valuation allowance remains in place, our income tax provision primarily reflects current foreign income taxes and the increase in the naked deferred tax liability on goodwill. If future operating results improve such that realization of deferred tax assets becomes more likely than not, we may release all or a portion of the valuation allowance, which could result in a material income tax benefit in the period of release.

Valuation of Liability Classified Financial Instruments

We measure certain liability classified financial instruments at fair value at each reporting period presented. These liability classified financial instruments consist of a bifurcated derivative related to our convertible notes, options to purchase preferred stock, and SAFEs. We believe the estimate of fair value of these financial instruments requires significant judgment. We measured the fair value using both observable and unobservable inputs and this measurement reflects our best estimates of the assumptions a market participant would use to calculate fair value. The significant unobservable inputs used include, but are not limited to:

•        timing and probability of liquidity and other events;

•        discount rate; and

•        fair value of the underlying stock.

Changes in fair value are reported in Other income (expense) in the consolidated statements of operations in each reporting period subsequent to the issuance. In the future, depending on the valuation approaches used and the expected timing and weighting of each, the inputs described above, or other inputs, may have a greater or lesser impact on our estimates of fair value.

Impairment of Long-Lived Assets

In accordance with ASC 360, Property, Plant, and Equipment, we assess the recoverability of long-lived assets, which include property and equipment and intangible assets, whenever significant events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If indicators of impairment exist, projected future undiscounted cash flows associated with the asset group are compared to its carrying amount to determine whether the asset group’s carrying value is recoverable. Any resulting impairment is recorded as a reduction in the carrying value of the related asset in excess of fair value and a charge to operating results. We determined that there were no indicators of impairment as of and during the year ended December 31, 2024 and 2023 for our long-lived assets.

Impairment of Goodwill

We assess goodwill for impairment on an annual basis as of October 1, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. Management regularly monitors current business conditions and other factors including, but not limited to, adverse industry or economic trends and lower projections of profitability that may impact future operating results. The process of evaluating the potential impairment of goodwill requires significant judgment. In performing our annual goodwill impairment test, we are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of any of our reporting units is less than its carrying amount, including goodwill. In performing the qualitative assessment, management considers certain events and circumstances specific to the reporting unit and the entity as a whole, such as macroeconomic conditions, industry and market considerations, overall financial performance and cost factors when evaluating whether it is more likely than not that the fair value of any of the reporting units is less than its carrying amount. We are also permitted to bypass the qualitative assessment and proceed directly to the quantitative test. If we choose to undertake the qualitative assessment and conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we would then proceed to the quantitative impairment test. In the quantitative assessment, we compare the fair value of the reporting unit to its carrying amount, which includes goodwill. If the fair value exceeds the carrying value, no impairment loss exists. If the fair value is less than the carrying amount, a goodwill impairment loss is measured and recorded.

Based on this evaluation, we concluded that it is not more likely than not that the fair value of any reporting unit is less than its carrying amount. Therefore, no quantitative impairment test was deemed necessary. This conclusion reflects our judgment that the reporting units continue to generate stable cash flows, operate in favorable market conditions, and maintain a sufficient cushion between fair value and carrying amount.

Recently Issues and Adopted Accounting Standards

In November 2023, the FASB issued ASU No. 2023-07 “Segment Reporting (“ASC 280”): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). This ASU requires interim and annual disclosure of significant segment expenses that are regularly provided to the chief operating decision-maker (“CODM”) and included within the reported measure of a segment’s profit or loss, requires interim disclosures about a reportable segment’s profit or loss and assets that are currently required annually, requires disclosure of the position and title of the CODM, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, and contains other disclosure requirements. This authoritative guidance is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We adopted this ASU in the current fiscal year and have included the required disclosures within these financial statements.

On January 23, 2025, the Securities and Exchange Commission (“SEC”) rescinded Staff Accounting Bulletin No. 121 (“SAB 121”) and issued Staff Accounting Bulletin No. 122 (“SAB 122”) in its place. SAB 122 expands the scope of disclosure and recognition requirements for entities with digital asset holdings subject to “crypto asset safeguarding obligations.” While SAB 122 primarily addresses custodial arrangements, interpretive uncertainty remains regarding its applicability to entities utilizing third-party custodians or engaging in other digital asset treasury activities, including those involving DeFi protocols and certain stablecoins. If our activities are determined to give rise to additional safeguarding or ownership obligations under SAB 122, we may be required to recognize corresponding assets and liabilities, which could result in an increase in total reported assets and liabilities without a corresponding change in economic exposure. SAB 122 is required to be adopted for annual periods beginning after December 15, 2024, and must be applied retrospectively to all prior periods presented. We have adopted SAB 122 retrospective as of January 1, 2023. The adoption did not have a material impact on our financial statements for the years ended December 31, 2024 and 2023.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)”: Disaggregation of Income Statement Expenses. This update requires entities to disaggregate operating expenses into specific categories, such as salaries and wages, depreciation, and amortization, to provide enhanced transparency into the nature and function of expenses. In January 2025, the FASB issued ASU No. 2025-01, clarifying the effective date of ASU No. 2024-03 to be fiscal years beginning after December 15, 2026, with early adoption permitted, and interim periods beginning after December 15, 2027. ASU 2024-03 may be applied retrospectively or prospectively. We are currently evaluating the impact of ASU 2024-03 on its financial statement presentation and disclosures.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (“ASC 740”): Improvements to Income Tax Disclosures.” The new standard requires a company to expand its existing income tax disclosures, specifically related to the rate reconciliation and income taxes paid. The standard is effective for us for annual periods beginning after December 15, 2024, with early adoption permitted. We do not expect to early adopt the new standard. The new standard is expected to be applied prospectively, but retrospective application is permitted. We are currently evaluating the impact of ASU 2023-09 on its financial statements and related disclosures.

In October 2023, the FASB issued ASU 2023-06 to incorporate certain SEC disclosure requirements into the FASB Accounting Standards Codification. The amendments are intended to improve the clarity and consistency of disclosures by aligning U.S. GAAP with the SEC’s Disclosure Update and Simplification Initiative. The ASU includes various amendments across multiple topics, such as derivatives, collateralized assets, credit facilities, repurchase agreements, and interest rates on borrowings. The amendments will become effective upon removal of the related disclosure requirements from Regulation S-X or Regulation S-K by the SEC. We are currently evaluating the impact of ASU 2023-06 on its disclosures and does not expect the adoption to have a material effect on its financial position, results of operations, or cash flows.

Management after the Business Combination

Unless the context otherwise requires, references in this section to “we,” “us,” “our” and the “Company” refer to PubCo and its subsidiaries and affiliates in the present tense or from and after the consummation of the Business Combination, as the context requires.

Executive Officers and Directors

PubCo, SPAC and Securitize anticipate that the current executive officers and directors of Securitize, as of         , 2025, will remain as the executive officers and directors of PubCo following the Business Combination and one additional director from the Board will join the PubCo board of directors at such time. The following persons are expected to serve as PubCo’s executive officers and directors following the Business Combination. The executive officers of PubCo are employees of Securitize, a wholly owned subsidiary of PubCo, and provide services pursuant to an inter-company agreement. For biographical information concerning the executive officers and directors, see below.

Name	Age	Position
Executive Officers
Carlos Domingo	54	Chief Executive Officer and Director
Francisco Flores	47	Chief Financial Officer
Billy Miller	34	Chief Operating Officer

Directors
Carlos Domingo	54	Executive Chairman
		Director
		Director
		Director
		Director
		Director
		Director
		Director

Executive Officers

Carlos Domingo

Carlos Domingo is expected to serve as Chief Executive Officer and Chairman and Director of PubCo following the Closing. Carlos has over 25 years of experience in innovation, digital transformation, venture capital, crypto-economy and tokenization. In addition to co-founding Securitize in 2017, Carlos has founded numerous businesses, including SPiCE VC, one of the first tokenized venture capital funds specializing in blockchain and cryptocurrencies, and Sling Ventures, an angel investment fund co-invested by the European Investment Bank. Carlos served as Senior Executive Officer for New Business and Innovation at Du, a telecommunications company in Dubai, and previously as Senior Executive Officer of Business & Data Intelligence at Etihad Etisalat (Mobily). Carlos was President and CEO of Telefónica I+D and held various executive roles within Telefónica Digital and served as Vice President of Technology at Celartem Technologies in Japan, and, later, as President and CEO of its Seattle subsidiary, where he integrated strategic acquisitions. Carlos has served on numerous corporate boards, including of Telefonica Digital, Telefonica I+D, Wayra, Tokbox, and Tuenti. Carlos holds bachelor’s and doctoral degrees in Computer Science from Catalunya Polytechnic University, a master’s degree in Computer Science from Tokyo Institute of Technology, and an executive master’s degree in Business Administration from the Stanford Graduate School of Business.

Billy Miller

Billy Miller is expected to serve as Chief Operating Officer of PubCo following the Closing. Billy is an experienced finance professional with a strong background in stock transfer and corporate services. He previously served as the Head of Transfer Agent at Securitize from February 2022 to October 2025 subsequent to the acquisition of Pacific Stock Transfer Co., a boutique transfer agency catering to both private and publicly traded issuers, where he served as Chief Operating Officer from January 2016 to February 2022. Billy also serves as a Board member of the Securities Transfer Association, where he advocates for the modernization of the transfer agent industry through the adoption of digital processes leveraging blockchain technology. Billy holds a bachelor’s degree in Finance from Virginia Tech.

Francisco Flores

Francisco Flores is expected to serve as Chief Financial Officer of PubCo following the Closing, and has served as Chief Financial Officer and Director of Finance of Securitize since July 2021 and before that had served in various consulting roles from June 2020 to June 2021. Francisco has 19 years of experience in finance, strategy, and innovation, with a proven track record of improving operational efficiency, strengthening financial governance, and leading cross-functional teams. He has extensive expertise in defining and implementing new business models, identifying and realizing efficiencies, and enhancing productivity. Francisco held multiple executive roles at Banistmo, where he led initiatives in innovation, digital transformation, and financial planning and analysis, and at HSBC, where he held senior finance and strategic planning positions across Latin America and Europe, including serving as Chief Financial Officer of HSBC Uruguay and Vice President of Strategy for Latin America. In these roles, he managed capital adequacy and participated in multiple regional M&A transactions. Francisco holds a master’s degree in Business Administration from the University of Texas at Austin, a master’s degree in Economics from the University of Essex, and a Certificate in Business Analytics from Harvard Business School.

Directors

Family Relationships

There are no family relationships between our board of directors and our executive officers.

Board of Directors

Our business and affairs will be managed under the direction of our board of directors. Following the consummation of the Business Combination, our board of directors will initially consist of            members. The PubCo Bylaws provide for a classified board of directors divided into three classes serving staggered three-year terms as follows:

•        Class I directors will be            , and            , and they will serve until our annual meeting of shareholders in 2027;

•        Class II directors will be            , and            , and they will serve until our annual meeting of shareholders in 2028; and

•        Class III directors will be            , and            , and they will serve until our annual meeting of shareholders in 2029;

At each annual meeting of shareholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of the PubCo Board could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. The PubCo Bylaws provide that the authorized number of directors (being no less than          directors and no more than          directors) may be changed only by resolution approved by a majority of our board of directors.

Director Independence

We intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the Nasdaq listing rules, which rules require that our audit committee be composed of at least three members. Under Rule 10A-3 of the Exchange Act, we are permitted to phase in our compliance with the independent audit committee requirements set forth in Rule 10A-3 of the Exchange Act as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing.

Upon the consummation of the Business Combination, our board of directors is expected to undertake a review of the independence of the directors and consider whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors has determined that each of            ,            ,            , and            , representing of the            members of our board of directors, are independent, as that term is defined under the applicable rules and regulations of the SEC and the Nasdaq listing rules. Our board of directors has determined that each of and is not independent under applicable SEC and Nasdaq listing rules. We plan to comply with the corporate governance requirements of the SEC and the Nasdaq listing rules.

Committees of the Board of Directors

Effective upon the consummation of the Business Combination, our board of directors is expected to establish an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. From time to time, the board may establish other committees to facilitate the management of our business.

Audit Committee

The members of our audit committee will be            ,            and            .            will be the chairman of our audit committee. The composition of our audit committee will meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Each member of our audit committee will be financially literate. In addition, our board of directors is expected to determine that            is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation will not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee will be directly responsible for, among other things:

•        selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•        ensuring the independence of the independent registered public accounting firm;

•        discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•        establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•        considering the adequacy of our internal controls and internal audit function;

•        reviewing material related party transactions or those that require disclosure; and

•        approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The members of our compensation committee will be            , and            . will be the chairman of our compensation committee. Each member of this committee will be a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code, and will meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•        reviewing and recommending to our board of directors the compensation of our directors;

•        administering our stock and equity incentive plans;

•        reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•        reviewing our overall compensation philosophy.

Nominating and Governance Committee

The members of our nominating and governance committee will be            , and            .            will be the chairman of our nominating and governance committee.            and            will meet the requirements for independence under the current Nasdaq listing standards. Our nominating and governance committee will be responsible for, among other things:

•        identifying and recommending candidates for membership on our board of directors;

•        reviewing and recommending our corporate governance guidelines and policies;

•        reviewing proposed waivers of the code of conduct for directors and executive officers;

•        overseeing the process of evaluating the performance of our board of directors; and

•        assisting our board of directors on corporate governance matters.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

The new board of directors will adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. The Code of Conduct will be available on our website at https://securitize.io/. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We intend to disclose any amendments to the Code of Conduct, or any waivers of its requirements, on our website.

Compensation Committee Interlocks and Insider Participation

None of our directors who will serve as a member of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

See “Executive Compensation” for information regarding compensation paid to our directors.

Executive Compensation

This section discusses the material components of the executive compensation program for Securitize’s executive officers who would be Securitize’s “named executive officers” if Securitize was subject to the reporting requirements under the Exchange Act. We expect that at least some of these executive officers will be named executive officers of the combined business after the closing of the Business Combination. In 2025, Securitize’s “named executive officers” and their positions were as follows:

•        Carlos Domingo, our Co-Founder and Chief Executive Officer;

•        Francisco Flores, our Chief Financial Officer; and

•        Billy Miller, our Chief Operating Officer.

In addition, Michael Sonnenshein was a named executive officer in 2025. However, Mr. Sonnenshein resigned as our Chief Operating Officer and ceased to be an executive officer of Securitize on October 3, 2025.

CEPT is, and after the Business Combination, PubCo will be, an emerging growth company and therefore is subject to reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Summary Compensation Table

The following table sets forth information concerning the compensation paid to our named executive officers during fiscal year 2025.

The Summary Compensation Table that follows will be updated in subsequent amendments to this filing to reflect the compensation of our named executive officers for fiscal year 2025 once this information is available.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	All Other Compensation ($) (i)	Total ($) (j)
Carlos Domingo Co-Founder & Chief Executive Officer	2025
Francisco Flores Chief Financial Officer	2025
Billy Miller Chief Operating Officer	2025
Michael Sonnenshein(1) Former Chief Operating Officer	2025

____________

(1)      Mr. Sonnenshein resigned as our Chief Operating Officer on October 3, 2025. He did not receive any incremental payments or benefits in connection with his resignation.

Narrative Disclosure to the Summary Compensation Table

Elements of Securitize’s Executive Compensation Program

For the year ended December 31, 2025, the compensation for each named executive officer generally consisted of a base salary, a discretionary annual bonus (for the 2025 performance year) and standard employee benefits. Messrs. Flores and Miller also received an award of stock options under the Securitize, Inc. 2018 Equity Incentive Plan (the “2018 Plan”). These elements (and the amounts of compensation and benefits under each element) were selected because Securitize believes they are necessary to help attract and retain executive talent which is fundamental to its success. Below is a more detailed summary of the current executive compensation program as it relates to Securitize’s named executive officers.

The Company is assessing its executive compensation program in connection with the Business Combination and may implement changes to its executive compensation program to reflect the Business Combination and the Company’s status as a publicly traded company.

Base Salaries

The named executive officers receive a base salary to compensate them for services rendered to Securitize. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. The actual base salaries paid to each named executive officer for 2025 are set forth above in the Summary Compensation Table in the column entitled “Salary.”

Annual Incentive Program

Securitize maintains a discretionary cash bonus program pursuant to which certain of its employees, including the named executive officers, are eligible to receive an annual bonus based on, among other things, the named executive officer’s overall performance and Securitize’s performance. Such bonuses are designed to incentivize the named executive officers with a variable level of compensation. Actual bonus amounts are determined in the discretion of the Securitize Board of Directors.

In fiscal year 2025, Messrs. Domingo, Flores, and Miller were each eligible to earn an annual cash bonus targeted at 50%, 30%, and 30% of their annual base salaries, respectively. Mr. Sonnenshein was not eligible to receive an annual bonus in respect of fiscal year 2025 because his employment with the Company terminated prior to the date that such annual bonus would have been paid.

Equity Incentive Plans and Outstanding Awards

The 2018 Equity Incentive Plan.

The board of directors of Securitize (the “Securitize Board”) adopted 2018 Plan on June 5, 2018. The 2018 Plan is administered by the compensation committee of the Securitize Board (the “Securitize Compensation Committee”). Under the terms of the 2018 Plan, the Securitize Compensation Committee is empowered to grant stock options, stock appreciation rights, restricted stock, restricted stock units and stock bonus awards to any employee of Securitize or its affiliates, any director of Securitize or its affiliates, any consultant or advisor to Securitize or its affiliates, or any prospective employee, director, officer, consultant, or advisory who has accepted an offer of employment or engagement from Securitize or its affiliates. There were 960,000 shares of Securitize common stock remaining available for issuance under the 2018 Plan as of October 27, 2025.

During fiscal year 2025, our board of directors approved a stock option award with a grant date fair value of $133,500 to each of Messrs. Flores and Miller, which awards were granted pursuant to the 2018 Plan. These stock options are scheduled to vest 25% on the first anniversary of the vesting commencement date and will vest in quarterly installments thereafter, subject to each named executive officer’s continued employment through each applicable vesting date.

Securitize Holdings, Inc. Omnibus Incentive Plan.

Prior to the Closing, PubCo is adopting the Securitize Holdings, Inc. Omnibus Incentive Plan (the “Incentive Plan”), subject to approval by PubCo’s stockholders prior to the Closing. The Incentive Plan will be administered by the PubCo Board or the compensation committee of the PubCo Board. Employees, non-employee directors and individual consultants will be eligible to be selected by the administrator to receive awards under the Incentive Plan. Awards may comprise stock options, restricted stock units, restricted stock, and other cash- and stock-based awards.

The number of shares of PubCo Common Stock initially reserved for issuance under the Incentive Plan is           , and the Incentive Plan will include an automatic annual increase to such share reserve equal to            percent of PubCo’s outstanding shares as of the end of the fiscal year (or such lower amount approved by the PubCo Board), beginning with the first fiscal year of PubCo following the year in which the Closing occurs and ending with the fiscal year of PubCo that is nine years thereafter.

In the event of certain corporate transactions, the administrator will, as it deems appropriate, adjust any or all of the following so as to ensure no undue enrichment or harm:

•        the number and type of shares of common stock (or other securities) which thereafter may be the subject of awards;

•        the number and type of shares of common stock (or other securities) subject to outstanding awards (including the identity of the issuer);

•        the grant, purchase or hurdle price with respect to any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award; and

•        the terms and conditions of any outstanding award, including the performance criteria applicable to any performance awards.

The Incentive Plan will be effective at Closing, subject to approval by the PubCo stockholders as constituted prior to the Closing, and will automatically terminate after the earliest to occur of (i) the 10-year anniversary of the effective date, (ii) the maximum number of shares of PubCo Common Stock available for issuance under the Incentive Plan have been issued, and (iii) the PubCo Board terminates the plan. The PubCo Board may amend, alter, suspend, discontinue or terminate the Incentive Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required by applicable law or the rules of the stock market or exchange, if any, on which the shares of PubCo Common Stock are principally quoted or traded or (ii) subject to the terms of the Incentive Plan, the consent of the affected participant, if such action would materially adversely affect the rights of such participant under any outstanding award, except (x) to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Incentive Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations or (y) to impose any “clawback” or recoupment provisions on any awards.

PubCo intends to file a registration statement on Form S-8 to register the number of shares of PubCo Common Stock reserved for issuance under the Incentive Plan on following the Closing Date.

Securitize Holdings, Inc. Employee Stock Purchase Plan.

Prior to the Closing, PubCo is adopting the Securitize Holdings, Inc. Employee Stock Purchase Plan (the “ESPP”), subject to approval by PubCo’s stockholders prior to the Closing. The ESPP will include both a component intended to qualify under Section 423 of the Code and a non-Section 423 component, which is not intended to qualify under Section 423 of the Code. Unless otherwise determined by the PubCo Board, employees of PubCo and its eligible subsidiaries who are customarily employed for at least 20 hours per week and more than five months in any calendar year will be eligible to purchase shares of PubCo Common Stock at a discount through payroll deductions during the designated offering periods. The ESPP will be administered by the PubCo Board or the compensation committee of the PubCo Board.

The number of shares of PubCo Common Stock initially reserved for issuance under the ESPP is          , and the ESPP will include an automatic annual increase to such share reserve equal to          percent of PubCo’s outstanding shares as of the end of the fiscal year (or such lower amount approved by the PubCo Board), beginning with the first fiscal year of PubCo following the year in which the Closing occurs and ending with the fiscal year of PubCo that is nine years thereafter.

In the event of certain corporate transactions, the administrator shall, in such manner as it deems appropriate adjust (i) the number and class of shares that may be delivered under the ESPP, the purchase price per share and the number of shares covered by each outstanding option under the ESPP, and the number of shares available for issuance under the ESPP and the maximum number of shares that any participant may purchase during an offering period.

The ESPP will be effective at Closing, subject to approval by PubCo shareholders as constituted prior to the Closing. The ESPP will automatically terminate on the earlier of the 10th anniversary of the effective date or the date that the administrator terminates the ESPP. The administrator may, in its sole discretion, amend, suspend or terminate the ESPP at any time and for any reason. If the ESPP is terminated, the administrator may elect to terminate all outstanding offering periods either immediately or once shares have been purchased on the next purchase date (which may, in the discretion of the administrator, be accelerated) or permit offering periods to expire in accordance with their terms. If any offering period is terminated before its scheduled expiration, all amounts that have not been used to purchase shares will be returned to participants (without interest, except as otherwise required by law) as soon as administratively practicable.

PubCo intends to file a registration statement on Form S-8 to register the number of shares of PubCo Common Stock reserved for issuance under the ESPP following the Closing Date.

Executive Employment Agreements

On January 1, 2020, we entered into an employment agreement with Mr. Domingo (the “Domingo Employment Agreement”), which provides for an annual base salary (which is currently $462,000), an annual target bonus (which is currently 50% of his annual base salary), eligibility to participate in certain retirement and health and welfare plans maintained by the Company, reimbursement of business-related expenses, and requires that Mr. Domingo execute the Company’s form of confidentiality, inventions and non-solicitation agreement.

In addition, the Domingo Employment Agreement provides that Mr. Domingo will be eligible for severance payments and benefits in the event that his employment is terminated by the Company without “cause” or other than due to “non-performance” or he resigns for “good reason” (each, as defined in the Domingo Employment Agreement). These severance payments and benefits are described more fully in the section entitled “— Potential Payments Upon Termination or Change in Control.”

We are not party to employment agreements with any of our other named executive officers. However, our other named executive officers have executed our form of confidentiality, inventions and non-solicitation agreement.

Other Compensation and Benefits

Retirement.

Our named executive officers are eligible to participate in the Securitize 401(k) Plan on the same terms and conditions as our other full-time employees.

Employee Benefits and Perquisites.

All of our full-time employees, including our named executive officers, are eligible to participate in the Company’s health and welfare plans, including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability and life insurance.

In addition, Mr. Domingo receives certain limited perquisites, including a Company-provided car and reimbursement for monthly club membership dues. We do not offer any other material perquisites to our other named executive officers.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning outstanding equity awards for our named executive officers as of the end of our fiscal year ended December 31, 2025.

The Outstanding Equity Awards At Fiscal Year-End Table that follows will be updated in subsequent amendments to this proxy statement/prospectus to reflect the compensation of our named executive officers for fiscal year 2025.

Name (a)(1)	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f) Option Expiration Date (f)
Carlos Domingo
Francisco Flores
Billy Miller
Michael Sonnenshein

____________

(1)      As noted above, Mr. Sonnenshein resigned as our Chief Operating Officer and as an executive officer of Securitize on October 3, 2025. As a result of his resignation, he forfeited 100% of the stock options that he held as of his resignation date.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Pursuant to the Domingo Employment Agreement, in the event that Mr. Domingo’s employment is terminated by the Company for reasons other than “cause” or “non-performance” or he resigns for “good reason” (each, as defined in the Domingo Employment Agreement), then Mr. Domingo will receive continued payment of his then-current base salary for six months after his separation date, subject to his compliance with any applicable restrictive covenant agreements. In addition, if his employment is terminated by the Company without cause or he resigns for good reason, then the portion of any equity awards held by Mr. Domingo as of his separation date that would have otherwise vested within the twelve-month period after his separation date had Mr. Domingo remained employed with the Company will vest as of his separation date.

Our other named executive officers are not eligible for severance payments or benefits in connection with the termination of their employment for any reason, including Mr. Sonnenshein who did not receive any incremental payments or benefits in connection with his resignation.

Compensation of our Directors

Our non-employee directors for fiscal year 2025 were W. Bradford Stephens, Pedro Teixeira, Tal Elyashiv, Chris Bruner and Jon Steele. None of our non-employee directors received any compensation for services they provided in fiscal year 2025 as a non-employee director of the Company.

Following the Closing, the Company anticipates adopting a non-employee director compensation for our non-employee directors.

Beneficial Ownership of Securities

The following table sets forth information regarding (i) the actual beneficial ownership of CEPT Class A Ordinary Shares and CEPT Class B Ordinary Shares at November 6, 2025 and (ii) the expected beneficial ownership of PubCo Common Stock immediately following the consummation of the Business Combination and the other Transactions (including the PIPE Investment), assuming that no Public Shares are redeemed and, alternatively, that 100% of the issued and outstanding Public Shares are redeemed, in each case, by:

•        each person who (i) is known to be the beneficial owner of more than 5% of the outstanding CEPT Ordinary Shares or (ii) is expected to be the beneficial owner of more than 5% of PubCo Common Stock following the Business Combination;

•        each of the current executive officers and directors of CEPT, and such persons as a group; and

•        each person who is expected to be a named executive officer or director of PubCo, and all directors and executive of PubCo as a group, in each cash following the Business Combination.

Beneficial ownership is determined according to the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

The beneficial ownership of CEPT Ordinary Shares pre-Business Combination is based on 30,580,000 issued and outstanding CEPT Ordinary Shares, which includes an aggregate of 24,580,000 CEPT Class A Ordinary Shares and 6,000,000 CEPT Class B Ordinary Shares. Immediately prior to the Effective Time, each CEPT Class B Ordinary Share (other than the Surrendered CEPT Shares) will automatically be converted into one CEPT Class A Ordinary Share.

The expected beneficial ownership of the PubCo Common Stock immediately following consummation of the Business Combination and the related transactions assumes two redemption scenarios as follows:

•        Assuming No Redemptions: this presentation assumes that no Public Shares are redeemed and the PIPE Investment is fully funded.

•        Assuming 100% Redemptions: this presentation assumes that all 24,000,000 Public Shares are redeemed, and the PIPE Investment is fully funded.

Unless otherwise indicated in the footnotes to the following table and subject to applicable community property laws, we believe that all persons named in the table below have, or may be deemed to have, sole voting and investment power with respect to all CEPT Ordinary Shares beneficially owned, or PubCo Common Stock to be beneficially owned, by them. Additionally, the following table does not reflect record or beneficial ownership of any equity incentive awards that are subject to vesting conditions that have not yet been satisfied, as such securities are not exercisable or convertible within 60 days of       , 2025. However, shares that a person has the right to acquire within 60 days of       , 2025 are deemed issued and outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed issued and outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

Name of Beneficial Owner				Post-Business Combination**
	Pre-Business Combination			Assuming No Redemptions		Assuming 100% Redemptions
	Number of CEPT Class A Ordinary Shares Beneficially Owned	Number of CEPT Class B Ordinary Shares Beneficially Owned	Percentage of Outstanding CEPT Class A Ordinary Shares	Number of shares of PubCo Common Stock Beneficially Owned	Percentage of Outstanding Shares of PubCo Common Stock	Number of shares of PubCo Common Stock Beneficially Owned	Percentage of Outstanding Shares of PubCo Common Stock
CEPT’s Officers, Directors and 5% Holders Pre-Business Combination
Directors and Officers(1)
Brandon G. Lutnick	580,000	6,000,000	21.5%
Jane Novak	—	—	—
Danny Salinas	—	—	—
Robert Sharp	—	—	—
Louis Zurita	—	—	—
Other 5% Shareholders
Cantor EP Holdings II, LLC(2)	580,000	6,000,000	21.5%
Barclays PLC(3)	1,472,517		5.99%
Harraden Circle Investments LLC(4)	1,981,127		8.06%
All directors and executive officers of PubCo as a group post-Business Combination (individuals)

____________

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is c/o Cantor Equity Partners II, Inc., 110 East 59th Street, New York, NY 10022.

(2)      Cantor is the sole member of the Sponsor; CFGM is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM and Cantor. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CEPT Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The principal business address of the Sponsor is 110 East 59th Street, New York, NY 10022. The percentage of CEPT Class A Ordinary Shares reported as being owned assumes conversion of the 6,000,000 Class B Ordinary Shares owned by the Sponsor into an identical number of CEPT Class A Ordinary Shares, which the Sponsor may do at its option.

(3)      The following information is based solely on a Schedule 13G filed by the shareholder on May 12, 2025. The principal business address of the reporting person is 1 Churchill Place, London, UK E14 5HP.

(4)      The following information is based solely on a Schedule 13G filed by the shareholder on May 8 2025. Harraden Circle Investors GP, LP (“Harraden GP”) is the general partner to Harraden Circle Investors, LP (“Harraden Fund”), Harraden Circle Special Opportunities, LP (“Harraden Special Op Fund”), and Harraden Circle Strategic Investments, LP (“Harraden Strategics Fund”), and Harraden Circle Investors GP, LLC (“Harraden LLC”) is the general partner of Harraden GP. Harraden Circle Investments, LLC (“Harraden Adviser”) serves as investment manager to Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, and other high net worth individuals. Frederick V. Fortmiller is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the CEPT Ordinary Shares directly owned by the Harraden Fund, Harraden Special Op Fund, and Harraden Strategic Fund. The principal business address of the reporting person is 299 Park Avenue, 21st Floor, New York NY 10171.

*        Less than one percent.

**      The information set forth in the table above and in the corresponding notes below reflects the PubCo Exchange Ratio of     :1. The amounts reported in the table above do not reflect certain equity incentive awards held by our executive officers which are subject to performance-based vesting conditions and/or for which the number of Securitize shares underlying such awards cannot be determined until a future payment date. For information regarding these equity incentive awards held by PubCo’s NEOs, please see “Executive Compensation — Outstanding Equity Awards at 2024 Fiscal Year End.”

Certain CEPT Relationships and Related Party Transactions

CEPT’s Relationships and Related Party Transactions

CEPT Founder Shares

In November 2020, the Sponsor purchased 14,375,000 CEPT Class B Ordinary Shares for a purchase price of $25,000. On June 6, 2024, the Sponsor surrendered, for no consideration, 9,375,000 CEPT Class B Ordinary Shares, which CEPT cancelled, resulting in a decrease in the total number of CEPT Class B Ordinary Shares outstanding from 14,375,000 shares to 5,000,000 shares. On May 1, 2025, CEPT effected a share capitalization, resulting in an increase in the total number of CEPT Class B Ordinary Shares from 5,000,000 to 6,000,000 shares.

Pursuant to the Insider Letter, the Sponsor agreed that, subject to limited exceptions, the 6,000,000 CEPT Founder Shares it holds will not be sold or transferred until the earlier of (a) the one-year anniversary of CEPT’s initial business combination, (b) subsequent to CEPT’s initial business combination, (x) if the last reported sale price of the CEPT Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after CEPT’s initial business combination, and (c) the date on which CEPT completes certain material transactions that result in all of its shareholders having the right to exchange their shares for cash, securities or other property. The Sponsor Support Agreement shortens the lock-up that will apply to the Post-Combination Founder Shares from one year to 180 days, with one-third of the Post-Combination Founder Shares subject to early-release in the event the VWAP of a share of PubCo Common Stock exceeds each of $12.50, $15.00 and $17.50, in each case for at least 20 out of 30 consecutive trading days commencing 90 days after consummation of the Business Combination, and removes clause (b) above.

CEPT Private Placement Shares

Simultaneously with the closing of the CEPT IPO, the Sponsor purchased 580,000 CEPT Private Placement Shares in the CEPT Private Placement at a price of $10.00 per share, for an aggregate purchase price of $5,800,000. Pursuant to the Insider Letter, the Sponsor has agreed (i) to waive its redemption rights with respect to the CEPT Private Placement Shares in connection with the completion of the initial business combination or otherwise and (ii) subject to limited exceptions, not to transfer, assign or sell any of its CEPT Private Placement Shares until 30 days after the completion of an initial business combination.

Investments Held in the Trust Account

Starting on May 6, 2025, CEPT’s investments in U.S. government treasury bills have been held in the Trust Account that is custodied by CF Secured with Continental acting as trustee.

Administrative Services Agreement

On May 1, 2025, CEPT entered into an administrative services agreement with the Sponsor, pursuant to which, commencing May 2, 2025, the date the CEPT Class A Ordinary Shares were first listed on Nasdaq, CEPT has agreed to pay the Sponsor a total of $10,000 per month for office space, administrative and shared personnel support services. CEPT will cease paying these fees upon the earlier of the completion of an initial business combination or CEPT’s liquidation.

Officer and Director Compensation

CEPT has agreed to pay cash fees to its independent directors of $50,000 per year, payable quarterly, which fees commenced on May 1, 2025 (other than for Mr. Sharp, who was appointed as director on August 4, 2025).

In addition, CEPT’s officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on CEPT’s behalf such as identifying potential acquisition targets and performing due diligence on suitable initial business combinations.

Related Party Loans

The Sponsor made available to CEPT, under the Pre-IPO Note, up to $300,000 to be used for a portion of the expenses of the CEPT IPO. The Pre-IPO Note was non-interest bearing and was repaid in full upon the completion of the CEPT IPO.

In connection with the CEPT IPO, the Sponsor agreed to lend CEPT up to $3,600,000 pursuant to the Sponsor Note in connection with each Redemption Event such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and will be repaid by CEPT at the closing of an initial business combination; provided that, at the Sponsor’s option, at any time beginning 60 days after the date of the CEPT IPO, all or any portion of the amount outstanding under the Sponsor Note may be converted into CEPT Class A Ordinary Shares at a conversion price of $10.00 per share. If CEPT is unable to consummate an initial business combination, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. The Sponsor has waived any claims against the Trust Account in connection with the Sponsor Note.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor has committed up to $1,750,000 pursuant to the Sponsor Loan to be provided to CEPT to fund expenses relating to investigating and selecting an acquisition target and other working capital requirements, including $10,000 per month for office space, administrative and shared personnel support services that will be paid to the Sponsor, after the CEPT IPO and prior to an initial business combination. The Sponsor Loan does not bear interest and is repayable by CEPT to the Sponsor upon consummation of an initial business combination; provided that, at the Sponsor’s option, at any time beginning 60 days after the date of the CEPT IPO, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CEPT Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside the Trust Account.

If the Sponsor Loan is insufficient to cover CEPT’s working capital requirements, the Sponsor or an affiliate of the Sponsor, or certain of CEPT’s officers and directors may, but are not obligated to, provide CEPT with Working Capital Loans. If CEPT completes an initial business combination, CEPT would repay the Working Capital Loans out of the proceeds of the Trust Account released to CEPT; provided that, at the lender’s option, at any time beginning 60 days after the date of the CEPT IPO, all or any portion of the amount outstanding under the Working Capital Loans may be converted into CEPT Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that an initial business combination does not close, CEPT may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.

As of December 31, 2024 and 2023, CEPT had no borrowings under the Sponsor Loan, the Sponsor Note or the Working Capital Loans.

Registration Rights Agreement

Pursuant to a registration rights agreement CEPT entered into with the Sponsor on May 1, 2025, CEPT is required to register certain securities for sale under the Securities Act. The Sponsor is entitled under the registration rights agreement to make up to three demands that CEPT register certain of CEPT securities held by it for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Sponsor has certain “piggy-back” registration rights on registration statements filed after the consummation of an initial business combination. CEPT will bear the costs and expenses of filing any such registration statements. Notwithstanding the foregoing, the Sponsor may not exercise its demand and “piggyback” registration rights solely with respect to the CEPT Private Placement Shares after May 1, 2030 and May 1, 2032, respectively, and may not exercise its demand rights with respect to the CEPT Private Placement Shares on more than one occasion. In connection with the Business Combination, PubCo, CEPT, Securitize and certain Securitize Stockholders will enter into the Amended and Restated Registration Rights Agreement which will amend and restate this registration rights agreement as further described in the section entitled “The Business Combination — Other Transaction Agreements — Amended and Restated Registration Rights Agreement.”

Engagement Letters

CF&Co. was the lead underwriter for the CEPT IPO and was paid a cash underwriting discount of $4,800,000 in connection with the CEPT IPO.

On September 25, 2025, CF&Co., Citi, PubCo, Securitize and CEPT entered into the PIPE Engagement Letter, pursuant to which PubCo, Securitize and CEPT engaged CF&Co. and Citi as co-placement agents for the PIPE Investment. Pursuant to the PIPE Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to approximately $4.3 million (assuming that all PIPE Investors fund, or are deemed to have funded, their commitments in their PIPE Subscription Agreements and excluding certain PIPE Investors who had pre-existing investments in Securitize).

On October 10, 2025, CF&Co. entered into the M&A Engagement Letter with CEPT, pursuant to which CEPT engaged CF&Co. as CEPT’s exclusive financial advisor for the Business Combination. Pursuant to the M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at the Closing equal to 1% of the Securitize Equity Value, and up to an additional 0.5% of the Securitize Equity Value (which shall be reduced in proportion to the number of Public Shares redeemed prior to the Closing).

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, on October 27, 2025, CEPT, the Sponsor, PubCo and Securitize entered into the Sponsor Support Agreement. For a description of the terms and conditions of the Sponsor Support Agreement, see the section entitled “The Business Combination — Other Transaction Agreements — Sponsor Support Agreement.”

CEPT’s Related Party Transaction Policy

On May 2, 2025, CEPT adopted a related party transactions policy setting forth the policies and procedures with respect to the review, approval, ratification and disclosure of “related party transactions.” A “related party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which CEPT was, is or will be a participant and the amount involved exceeds $120,000, and in which any “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy include: (i) CEPT’s directors or executive officers or any person who has served in any of such roles since the beginning of CEPT’s most recent fiscal year; (ii) any person who is known to be the beneficial owner of more than 5% of any class of CEPT’s voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest. Prior to entering into such transactions, detailed information, including the related person’s relationship to CEPT and interest in the transaction, the material terms of the transaction, the expected benefits to CEPT and if the transaction is on terms comparable to those available to an unrelated third party, must be provided to the CEPT Audit Committee. The Chief Financial Officer of CEPT will determine if a transaction qualifies as a related party transaction. The CEPT Audit Committee, or its chair, reviews all relevant facts and approves only those transactions that are in, or not inconsistent with, CEPT’s best interests. The policy does not permit any member of the CEPT Audit Committee to participate in any review, consideration, approval or ratification of any related person transaction in which such member or any of his or her immediate family member is the related party.

Certain Securitize Relationships and Related Party Transactions

Unless the context otherwise requires, references in this section to “we,” “us,” “our” and the “Company” refer to Securitize and its subsidiaries and affiliates in the present tense or from and after the consummation of the Business Combination, as the context requires.

In addition to the compensation arrangements, including employment and termination of employment arrangements, discussed in the sections titled “Management after the Business Combination,” “Executive Compensation” and “Director Compensation,” the following is a description of each transaction since January 1, 2023, and each currently proposed transaction, in which:

•        we or PubCo have been or will be a participant;

•        the amount involved exceeded or exceeds $120,000; and

•        any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Loan from Securitize to Carlos Domingo

In March 2022, we provided funds in the form of a secured recourse promissory note totaling $3,000,000 to Securitize co-founder and CEO, Carlos Domingo. The loan bears interest at the daily Secured Overnight Financing Rate plus 100 basis points (6.38% and 5.49% as of December 31, 2024, and 2023, respectively). The loan was originally scheduled to mature on March 17, 2025 but, in 2024, was extended to March 17, 2027. For the years ended December 31, 2024 and 2023, Securitize recognized interest income related to the note receivable in the amounts of $178,243 and $215,821, respectively. Carlos Domingo pledged 166,667 shares of our common stock as collateral for the note. As of December 31, 2024 and 2023, the outstanding balance of the note was $3,000,000. This loan was repaid in full as of         .

Loan from Securitize to Tiny Ventures, LLC

In December 2024, we advanced $199,062 to Tiny Ventures, LLC and we received tokenized funds as collateral under the terms of a secured Master Loan and Security Agreement. The loan carries a 2.00% annual facilitation fee, which is accrued and deducted from collateral at each net asset value valuation date. The loan is secured by tokenized funds with a required collateral-to-loan ratio of 128% and is subject to rebalancing and liquidation provisions if collateral coverage falls below defined thresholds. Securitize obtains control over the collateral assets, which it uses to participate in liquid staking activities with the Elixir Network, as specified in the agreement. Tiny Ventures, LLC is a related party entity due to its association with Jamie Finn, former President of Securitize.

Promissory Note from Securitize to Lucio-Finn Revocable Trust

On August 18, 2024, we issued a promissory note to the Lucio-Finn Revocable Trust for a principal amount of 83.51993162 BTC, bearing interest at 2.95% per annum, payable in Bitcoin, and maturing six months from issuance. This note is unsecured and may be prepaid without penalty, with interest and principal due at maturity unless repaid earlier. Both obligations were fully paid with a remaining balance of $0 as of December 31, 2024. Lucio-Finn Revocable Trust is a related party entity due to its association with Jamie Finn, former President of Securitize.

Policies and Procedures for Related Person Transactions

In connection with closing of the business combination contemplated by this registration statement, we will adopt a formal, written policy regarding related person transactions. This written policy regarding related person transactions will provide that a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we are a participant and in which a related person has, had or will have a direct or indirect material interest and in which the aggregate amount involved exceeds $120,000. Our policy will also provide that a related person means any of our executive officers and directors

(including director nominees), in each case at any time since the beginning of our last fiscal year, or holders of more than 5% of any class of our voting securities and any member of the immediate family of, or person sharing the household with, any of the foregoing persons. Our audit committee will have the primary responsibility for reviewing and approving or disapproving related person transactions. In addition to our policy, our audit committee charter will provide that our audit committee shall review and approve or disapprove any related person transactions.

All related person transactions described in this section occurred prior to adoption of the formal, written policy described above, and therefore these transactions were not subject to the approval and review procedures set forth in the policy.

Description of Securities

As a result of the Business Combination, CEPT Shareholders who have or receive CEPT Class A Ordinary Shares will become holders of shares of PubCo Common Stock. Your rights as a holder of PubCo Common Stock will be governed by Delaware law and the PubCo Charter and PubCo Bylaws, if approved. The following description of the material terms of PubCo’s securities reflects the anticipated state of affairs upon completion of the Business Combination.

The following summary of the material terms of PubCo securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. You are encouraged to read the applicable provisions of Delaware law, the Proposed Charter and the Proposed Bylaws in their entirety for a complete description of the rights and preferences of the PubCo securities following the Business Combination.

Authorized and Outstanding Stock

The PubCo Charter authorizes the issuance of 300,000,000 shares, consisting of 290,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value.

Common Stock

The PubCo Charter provides the following with respect to the rights, powers, preferences and privileges of the PubCo Common Stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of PubCo Common Stock possess all voting power for the election of PubCo’s directors and all other matters requiring stockholder action; provided, however, that, except as otherwise required by law, holders of PubCo Common Stock, as such, shall not be entitled to vote on any amendment to the Proposed Charter that relates solely to the terms of one or more outstanding classes or series of PubCo Preferred Stock if the holders of such affected class or series of PubCo Preferred Stock are entitled, either separately or together with the holders of one or more other such affected classes or series of PubCo Preferred Stock, to vote thereon pursuant to the Proposed Charter or pursuant to Delaware Law. Holders of PubCo Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of PubCo Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by PubCo’s board of directors in its discretion out of funds legally available therefor. SPAC has not historically paid any cash dividends on its Class A Ordinary Shares or Class B Ordinary Shares to date and does not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends in the future will be dependent upon PubCo’s revenues and earnings, if any, capital requirements and general financial conditions. In no event will any stock dividends or stock splits or combinations of stock be declared or made on PubCo Common Stock unless the shares of PubCo Common Stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of PubCo’s voluntary or involuntary liquidation, dissolution or winding-up, the net assets of PubCo will be distributed pro rata to the holders of PubCo Common Stock, subject to the rights of the holders of the preferred stock, if any.

Preemptive or Other Rights

There are no sinking fund provisions applicable to the PubCo Common Stock.

Preferred Stock

The PubCo Charter provides that shares of preferred stock may be issued from time to time in one or more series. PubCo’s board of directors will be authorized to fix designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series of preferred stock and any qualifications, limitations and restrictions thereof. PubCo’s board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the PubCo Common Stock and could have anti-takeover effects. The ability of PubCo’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of PubCo or the removal of existing management. SPAC has no preferred stock currently outstanding.

Registration Rights

PubCo, CEPT, the Sponsor and certain of the Securitize Stockholders will enter into the Amended and Restated Registration Rights Agreement, pursuant to which, among other things, such stockholders will be granted certain registration rights with respect to certain shares of PubCo held by them. See “PubCo Common Stock Eligible for Future Sale — Registration Rights Agreement.” A copy of the form of the Registration Rights Agreement is attached as Annex E hereto and incorporated herein by reference.

Anti-Takeover Provisions

Proposed Charter and Bylaws

Among other things, the PubCo Charter and PubCo Bylaws will:

•        permit PubCo’s board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•        provide that the number of directors of PubCo may be changed only by resolution of PubCo’s board of directors;

•        provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed only with cause by the holders of not less than a majority of all of the PubCo’s then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•        provide that all vacancies, subject to the rights of any series of preferred stock, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•        provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•        provide that special meetings of PubCo’s stockholders may only be called by the PubCo Board pursuant to a resolution adopted by a majority of the board or by the chairman of the PubCo Board;

•        provide that PubCo’s board of directors will be divided into three classes of directors, with the directors serving three-year terms, therefore making it more difficult for stockholders to change the composition of the board of directors; and

•        not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of PubCo Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The combination of these provisions will make it more difficult for the existing stockholders to replace the PubCo Board as well as for another party to obtain control of PubCo by replacing the PubCo Board. Because the PubCo Board will have the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock will make it possible for the PubCo Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of PubCo.

These provisions are intended to enhance the likelihood of continued stability in the composition of the PubCo Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce PubCo’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for PubCo’s shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of PubCo Common Stock.

Certain Anti-Takeover Provisions of Delaware Law

PubCo will be subject to Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of a corporation’s assets. However, the above provisions of Section 203 would not apply if:

•        the relevant board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•        on or subsequent to the date of the transaction, the initial business combination is approved by the board of directors and authorized at a meeting of the corporation’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These provisions may have the effect of delaying, deferring, or preventing changes in control of PubCo.

Exclusive Forum

The Proposed Charter will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (1) any derivative action, suit or proceeding brought on our behalf; (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, stockholders or employees of ours or our stockholders; (3) any action, suit or proceeding asserting a claim against us arising pursuant to any provision of the DGCL, the Proposed Bylaws or the Proposed Charter (as either may be amended from time to time); or (4) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine.

The Proposed Charter provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. If any such foreign action is filed in a court other than the courts in the State of Delaware in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce such actions and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. The Proposed Charter will also provide that any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. This choice of forum provision has important consequences for our stockholders.

Transfer Agent

The Transfer Agent for the CEPT Class A Ordinary Shares is (and, after the consummation of the Business Combination, the PubCo Common Stock will be) Continental Stock Transfer & Trust Company.

Listing of PubCo Common Stock

The parties anticipate that, following the Business Combination, the PubCo Common Stock will be listed on the Nasdaq under the symbol “SECZ”.

PubCo Common Stock Eligible for Future Sale

Upon completion of the Business Combination, PubCo will have PubCo Common Stock authorized and, based on the assumptions set out elsewhere in this proxy statement/prospectus, up to 171,327,742 shares of PubCo Common Stock issued and outstanding, assuming no Public Shares are redeemed in connection with the Business Combination (excluding the shares underlying Assumed Options, the shares underlying the Assumed Warrants and the Securitize Earnout Shares). Immediately upon the Closing, shares of PubCo Common Stock issued in connection with the Business Combination to CEPT Shareholders will be freely transferable by persons other than by PubCo’s “affiliates” without restriction or further registration under the Securities Act, except PubCo Common Stock issued to the Sponsor, which are subject to the lock-up described below. Immediately upon the Closing, the remaining shares of PubCo Common Stock will be held by Securitize Stockholders and will be subject to the lock-up restrictions described below and may only be resold pursuant to Rule 144. Sales of substantial amounts of PubCo Common Stock in the public market could adversely affect prevailing market price of PubCo Common Stock.

Lock-up Periods and Registration Rights

Certain Securitize Equityholders Lock-ups

Contemporaneously with the Closing, the Securitize Stockholders will enter into Lock-Up Agreements with PubCo, pursuant to which such parties will agree that the shares of PubCo Common Stock received by them in connection with the Transactions and any other securities convertible into or exercisable or exchangeable for PubCo Common Stock held by them immediately after the Closing, will be locked-up and subject to transfer restrictions subject to certain exceptions. The Restricted Securities will be locked up until the date that is 180 days from the Closing Date, and provides that one-third of the Restricted Securities will be subject to early-release in the event the VWAP of a share of PubCo Common Stock exceeds $15.00, $17.50 and $20.00, in each case for at least 20 out of 30 consecutive trading days commencing 90 days after the Closing. The Lock-Up Agreements include customary exceptions to the transfer restrictions, including transfers to affiliates, family members, charitable organizations, and in connection with certain tax or estate planning transactions, provided that the transferee agrees to be bound by the same restrictions for the remainder of the lock-up period.

Sponsor Lock-up

Pursuant to the Insider Letter, the Sponsor agreed that, subject to limited exceptions, the 580,000 CEPT Class A Ordinary Shares it holds will not be sold or transferred until 30 days after CEPT has completed a business combination and that the 6,000,000 CEPT Founder Shares it holds will not be sold or transferred until the earlier of (a) the one-year anniversary of CEPT’s initial business combination, (b) subsequent to CEPT’s initial business combination, (x) if the last reported sale price of the CEPT Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after CEPT’s initial business combination, and (c) the date on which CEPT completes certain material transactions that result in all of its shareholders having the right to exchange their shares for cash, securities or other property. The Sponsor Support Agreement shortens the lock-up that will apply to the Post-Combination Founder Shares from one year to 180 days, and provides that one-third of the Post-Combination Founder Shares are subject to early-release in the event the VWAP of a share of PubCo Common Stock exceeds $12.50, $15.00 and $17.50, in each case for at least 20 out of 30 consecutive trading days commencing 90 days after consummation of the Business Combination;

PIPE Resale Shelf

Pursuant to the PIPE Subscription Agreements relating, PubCo has agreed that, within 30 calendar days after the consummation of the Business Combination, it will file with the SEC (at PubCo’s sole cost and expense) a registration statement registering the resale of shares of PubCo Common Stock issuable to PIPE Investors in the CEPT Merger (the “Resale Registration Statement”), and PubCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof, subject to certain conditions.

Registration Rights Agreement

Subject to the lock-up periods described above, certain shareholders are also entitled to registration rights pursuant to the terms of the Registration Rights Agreement. PubCo has agreed to file a registration statement, within 30 calendar days after the consummation of the Business Combination, to register certain registrable securities under the Securities Act. PubCo has also agreed to provide customary demand registration rights and customary “piggy-back” registration rights with respect to any valid demand registration request. The Registration Rights Agreement provides that PubCo will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities.

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted PubCo Common Stock for at least six months would, subject to the restrictions noted in the section below, be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of PubCo at the time of, or at any time during the three months preceding, a sale and (ii) PubCo has been subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as PubCo was required to file reports) preceding the sale.

Persons who have beneficially owned restricted PubCo Common Stock for at least six months but who are affiliates of PubCo at the time of, or at any time during the three months preceding, a sale, would be subject to Additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of PubCo Common Stock then outstanding; or

•        the average weekly reported trading volume of PubCo Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of PubCo under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about PubCo.

Future Shareholder Proposals

For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the stockholders at PubCo’s 2027 annual meeting of stockholders, assuming consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and PubCo’s bylaws.

In addition, PubCo’s bylaws provide notice procedures for shareholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. To be timely, a shareholder’s notice must be delivered to PubCo at its offices at 78 SW 7th Street, Suite 500, Miami, FL 33130, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before such anniversary date, which we anticipate will be the case for the 2027 annual meeting, or delayed more 70 days after such anniversary date, notice by the shareholder to be timely must be so received no earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting and (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by PubCo. Nominations and proposals also must satisfy other requirements set forth in PubCo’s bylaws. The Chairman of the Board may refuse to acknowledge the introduction of any shareholder proposal not made in compliance with the foregoing procedures.

Shareholder Communications

CEPT Shareholders and interested parties may communicate with the CEPT Board, any committee chairperson or the non-management directors as a group by writing to the CEPT Board or committee chairperson in care of Cantor Equity Partners II, Inc., 110 East 59th Street, New York, New York 10022. Following the Business Combination, such communications should be sent in care of PubCo at Securitize Corp., 78 SW 7th Street, Suite 500, Miami, FL 33130 and its telephone number is (646) 918-5012. Each communication will be forwarded, depending on the subject matter, to the PubCo Board, the appropriate committee chairperson or all non-management directors.

Legal Matters

The validity of the shares of PubCo Common Stock to be issued in connection with the Transactions will be passed upon, as to matters of Delaware law, by Davis Polk & Wardwell LLP. The U.S. federal income tax consequences of the Business Combination will be passed upon by Hughes Hubbard & Reed LLP.

Experts

The financial statements of CEPT as of, and for the years ended December 31, 2024 and 2023 appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon, and have been included in this proxy statement/prospectus in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Securitize, Inc. as of December 31, 2023 and 2024, and for each of two years in the period ended December 31, 2024, appearing in this proxy statement/prospectus have been audited by Wolf & Company, P.C., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Securitize Holdings, Inc. as of October 31, 2025 and for the period from October 17, 2025 (date of inception) to October 31, 2025, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Householding Information

Unless CEPT has received contrary instructions, CEPT may send a single copy of this proxy statement/prospectus to any household at which two or more CEPT Shareholders reside if CEPT believes the CEPT Shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce CEPT’s expenses. However, if CEPT Shareholders prefer to receive multiple sets of CEPT’s disclosure documents at the same address this year or in future years, the CEPT Shareholders should follow the instructions described below. Similarly, if an address is shared with another CEPT Shareholder and together both of the CEPT Shareholders would like to receive only a single set of CEPT’s disclosure documents, the CEPT Shareholders should follow these instructions:

If the CEPT Ordinary Shares are registered in the name of the CEPT Shareholder, the CEPT Shareholder should contact CEPT’s offices at Cantor Equity Partners II, Inc., 110 East 59th Street, New York, New York 10022. If a bank, broker or other nominee holds the shares, the CEPT Shareholder should contact the bank, broker or other nominee directly.

Where You Can Find Additional Information

CEPT files reports, proxy statements and other information with the SEC as required by the Exchange Act. PubCo will file, upon effectiveness of this proxy statement/prospectus, reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read CEPT’s and PubCo’s SEC filings, including this proxy statement/prospectus, on the Internet at the SEC’s website at http://www.sec.gov.

CEPT will also make available free of charge electronic copies of its filings upon request. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to CEPT has been supplied by CEPT, and all such information relating to PubCo has been supplied by PubCo. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

Cantor Equity Partners II, Inc.
110 East 59th Street
New York, New York 10022
Tel: (212) 938-5000
Email: CantorEquityPartners@cantor.com

You may also obtain these documents by requesting them in writing or by telephone from CEPT’s proxy solicitor at:

If you are a CEPT Shareholder and would like to request documents, please do so by            , 2026 to receive them before the Meeting. If you request any documents from CEPT, CEPT will mail them to you by first class mail or another equally prompt means.

None of CEPT, Securitize or PubCo has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
Cantor Equity Partners II, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Cantor Equity Partners II, Inc. (the “Company”) as of December 31, 2024 and 2023, the related statements of operations, changes in shareholder’s equity (deficit) and cash flows for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2024.

New York, New York
March 10, 2025

Cantor Equity Partners II, Inc.
BALANCE SHEETS

	December 31, 2024	December 31, 2023
Assets:
Deferred offering costs	$106,544	$—
Prepaid expenses	—	2,740
Total Assets	$106,544	$2,740

Liabilities and Shareholder’s Equity (Deficit):
Accrued expenses	$94,586	$—
Note payable – related party	79,900	—
Total Liabilities	$174,486	$—

Commitments and Contingencies	—	—

Shareholder’s Equity (Deficit):
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued or outstanding	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 5,000,000 shares issued and outstanding	500	500	(1)
Additional paid-in capital	24,500	24,500
Accumulated deficit	(92,942)	(22,260)
Total Shareholder’s Equity (Deficit)	(67,942)	2,740
Total Liabilities, Commitments and Contingencies and Shareholder’s Equity (Deficit)	$106,544	$2,740

____________

(1)      The number of shares and the amount have been retroactively adjusted to reflect the recapitalization of the Company in the form of the cancellation of 9,375,000 Class B ordinary shares in June 2024 (see Note 6).

The accompanying notes are an integral part of these financial statements.

Cantor Equity Partners II, Inc.
STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
General and administrative expenses	$70,682	$3,472
Net loss	$(70,682)	$(3,472)

Weighted average shares outstanding, basic and diluted(1)	5,000,000	5,000,000

Basic and diluted net loss per share	$(0.01)	$(0.00)

____________

(1)      This number has been retroactively adjusted to reflect the recapitalization of the Company in the form of the cancellation of 9,375,000 Class B ordinary shares in June 2024 (see Note 6).

The accompanying notes are an integral part of these financial statements.

Cantor Equity Partners II, Inc.
STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (DEFICIT)

For the Years Ended December 31, 2024 and 2023

	Ordinary Shares						Additional Paid-In Capital	Accumulated Deficit	Total Shareholder’s Equity (Deficit)
	Class A		Class B
	Shares	Amount	Shares		Amount
Balance – December 31, 2022	—	$—	5,000,000	(1)	$500	(1)	$24,500	$(18,788)	$6,212
Net loss	—	—	—		—		—	(3,472)	(3,472)
Balance – December 31, 2023	—	$—	5,000,000	(1)	$500	(1)	$24,500	$(22,260)	$2,740
Net loss	—	—	—		—		—	(70,682)	(70,682)
Balance – December 31, 2024	—	$—	5,000,000		$500		$24,500	$(92,942)	$(67,942)

____________

(1)      The number of shares and the amounts have been retroactively adjusted to reflect the recapitalization of the Company in the form of the cancellation of 9,375,000 Class B ordinary shares in June 2024 (see Note 6)

The accompanying notes are an integral part of these financial statements.

Cantor Equity Partners II, Inc.
STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
Cash Flows from Operating Activities:
Net loss	$(70,682)	$(3,472)
Changes in operating assets and liabilities:
Deferred offering costs	(106,544)	—
Prepaid expenses	2,740	3,472
Accrued expenses	94,586	—
Net cash used in operating activities	(79,900)	—

Cash Flows from Financing Activities:
Note payable – related party	79,900	—
Net cash provided by financing activities	79,900	—

Net change in cash	—	—

Cash – beginning of the period	—	—
Cash – end of the period	$—	$—

Supplemental Non-Cash Disclosure
Deferred offering costs included in Accrued expenses	$76,044	$—
Accrued expenses paid from Note payable – related party	$9,360	$—

The accompanying notes are an integral part of these financial statements.

Cantor Equity Partners II, Inc.
Notes to Financial Statements

1. Description of Business and Operations

Description of Business — Cantor Equity Partners II, Inc. (the “Company”), formerly known as CF International Acquisition Corp. III, was incorporated on November 11, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

Although the Company is not limited to a particular industry or sector for purpose of consummating the Business Combination, the Company intends to focus its search primarily on companies operating in the financial services, healthcare, real estate services, technology and software industries. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2024, the Company had not yet commenced operations. All activity through December 31, 2024 relates to the Company’s formation and the proposed initial public offering (“Proposed Public Offering”) described below. The Company will not generate any operating revenues until after the completion of the Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash from the proceeds derived from the Proposed Public Offering. The Company has selected December 31 as its fiscal year-end.

The Company’s sponsor is Cantor EP Holdings II, LLC (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through the Proposed Public Offering (as discussed in Note 3), pursuant to which the Company proposes to issue 20,000,000 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares” and such Class A ordinary shares sold in the Proposed Public Offering, the “Public Shares”) at a purchase price of $10.00 per share. The Sponsor has committed to purchase 500,000 Class A ordinary shares (the “Private Placement Shares”) at a price of $10.00 per Private Placement Share (for a total purchase price of $5,000,000) in a private placement (the “Private Placement”) that will close simultaneously with the Proposed Public Offering.

Initial Business Combination — The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the Private Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating the Business Combination. There is no assurance that the Company will be able to complete the Business Combination successfully. The Company must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the Business Combination. However, the Company will only complete the Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to $10.00 per Class A ordinary share sold in the Proposed Public Offering, including the proceeds of the Private Placement, will initially be held in a trust account (the “Trust Account”), located in the United States at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, and held as cash or cash items (including in demand deposit accounts) at a bank, as determined by the Company, until the earlier of: (i) the completion of the Business Combination and (ii) the distribution of the Trust Account as described below.

The Company will provide its holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination either (i) in connection with a shareholders meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of the Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled

Cantor Equity Partners II, Inc.
Notes to Financial Statements

1. Description of Business and Operations (cont.)

to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.15 per Public Share (inclusive of $0.15 per redeemed share to be funded pursuant to the Sponsor Note (as defined below in Note 4) in the applicable Redemption Event (as defined below in Note 4))). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity. In such case, the Company will proceed with the Business Combination if a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing the Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed Business Combination, or if they vote at all. If the Company seeks shareholder approval in connection with the Business Combination, the initial shareholders (as defined below) will agree to vote their Founder Shares (as defined below in Note 4), their Private Placement Shares and any Public Shares purchased during or after the Proposed Public Offering in favor of the Business Combination (except that any Public Shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) would not be voted in favor of approving the Business Combination). In addition, the initial shareholders will agree to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and any Public Shares held by the initial shareholders in connection with the completion of the Business Combination.

Notwithstanding the foregoing, the Amended and Restated Memorandum and Articles provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and directors (the “initial shareholders”) will agree not to propose an amendment to the Amended and Restated Memorandum and Articles (i) that would affect the substance or timing of the Company’s obligation to allow redemption in connection with the Business Combination or to redeem 100% of its Public Shares if the Company does not complete the Business Combination or (ii) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

Failure to Consummate the Business Combination — If the Company is unable to complete the Business Combination within 24 months from the closing of the Proposed Public Offering, or until such earlier liquidation date as the Company’s board of directors may approve (the “Combination Period”), unless the Combination Period is extended with the consent of the Company’s shareholders pursuant to the Amended and Restated Memorandum and Articles, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Cantor Equity Partners II, Inc.
Notes to Financial Statements

1. Description of Business and Operations (cont.)

The initial shareholders will agree to waive their liquidation rights with respect to the Founder Shares and the Private Placement Shares if the Company fails to complete the Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Proposed Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete the Business Combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than $10.15 per share initially held in the Trust Account (inclusive of $0.15 per redeemed share to be funded pursuant to the Sponsor Note in the applicable Redemption Event). In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, except for the Company’s independent registered public accounting firm and the underwriters of the Proposed Public Offering, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information and pursuant to the rules and regulations of the SEC.

Liquidity

In connection with the Company’s going concern considerations as of December 31, 2024, in accordance with the guidance in ASC 205-40, Presentation of Financial Statements — Going Concern, the Company does not have sufficient liquidity to meet its current obligations. However, management has determined that the Company has access to funds from the Sponsor, and the Sponsor agrees to make those funds available and has the financial wherewithal, along with an affiliate of the Sponsor, to provide such funds, that are sufficient to fund the working capital needs until the earlier of the consummation of the Proposed Public Offering or a minimum of one year from the date of issuance of these financial statements.

Emerging Growth Company

The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2022, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Cantor Equity Partners II, Inc.
Notes to Financial Statements

2. Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Such estimates may be subject to change as more current information becomes available and, accordingly, the actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99, SEC Staff Accounting Bulletin Topic 5.A, Expenses of Offering. The Company has incurred deferred offering costs in connection with the Proposed Public Offering and recognized $106,544 in deferred offering costs as of December 31, 2024. Deferred offering costs incurred through the December 31, 2024 balance sheet date consisted of legal fees and other costs that are directly related to the Proposed Public Offering. No deferred offering costs were incurred and recognized by the Company as of December 31, 2023.

Should the Proposed Public Offering prove to be unsuccessful, deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Income Taxes

Income taxes are accounted for using the asset and liability method as prescribed under ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to basis differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

ASC 740 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company provides for uncertain tax positions, based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Management is required to determine whether a tax position is more likely than not to be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Because significant assumptions are used in determining whether a tax benefit is more likely than not

Cantor Equity Partners II, Inc.
Notes to Financial Statements

2. Basis of Presentation and Summary of Significant Accounting Policies (cont.)

to be sustained upon examination by tax authorities, actual results may differ from our estimates under different assumptions or conditions. The Company recognizes interest and penalties related to unrecognized tax benefits as provision for income taxes on the statements of operations.

No amounts were accrued for the payment of interest and penalties as of both December 31, 2024 and 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company recorded no income tax provision for the periods presented.

Net Loss per Ordinary Share

The Company complies with the accounting and disclosure requirements of ASC 260, Earnings Per Share. Net loss per ordinary share is computed by dividing net loss applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the applicable periods. As of both December 31, 2024 and 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the periods presented, as applicable.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, Fair Value Measurement, approximates the carrying amounts presented in the accompanying balance sheets, primarily due to their short-term nature.

Segment Reporting

The Company has one reportable segment. See Note 7 — Segment Information for additional information.

Recently Adopted Accounting Pronouncement

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance was issued in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments. The standard requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis, and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that were previously required annually. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures previously required under ASC 280. The Company adopted the standard on the required effective date for the financial statements issued for the annual reporting periods beginning on January 1, 2024 and will apply the guidance for the interim periods beginning on January 1, 2025. The adoption of the new guidance did not have an impact on the Company’s financial statements.

New Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by establishing new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. Under new guidance, all entities subject to ASC 740 must consistently categorize and provide greater disaggregation of information in the rate reconciliation. They must also further disaggregate income taxes paid. The new guidance will

Cantor Equity Partners II, Inc.
Notes to Financial Statements

2. Basis of Presentation and Summary of Significant Accounting Policies (cont.)

become effective for the Company’s financial statements issued for annual reporting periods beginning on January 1, 2025. The Company will be required to adopt this guidance on a prospective basis with an option to apply it retrospectively for each period presented. Early adoption of the standard is also permitted. Management is currently evaluating the impact of the new standard on the Company’s financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements — Amendments to Remove References to the Concepts Statements. The Conceptual Framework establishes concepts that the FASB considers in developing standards. The ASU was issued to remove references to the Conceptual Framework in the Codification. The FASB noted that references to the Concepts Statements in the Codification could have implied that the Concepts Statements are authoritative. Also, some of the references removed were to Concepts Statements that are superseded. The new guidance became effective for the Company beginning on January 1, 2025 and will be applied prospectively to all new transactions recognized on or after the adoption date. The adoption of the new guidance is not expected to have a material impact on the Company’s financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard improves financial reporting and responds to investor input that additional expense detail is fundamental to understanding the performance of an entity, assessing its prospects for future cash flows, and comparing its performance over time and with that of other entities. The new guidance requires public business entities to disclose in the notes to financial statements specified information about certain costs and expenses at each interim and annual reporting period. Specified expenses, gains or losses that are already disclosed under existing U.S. GAAP will be required by the ASU to be included in the disaggregated income statement expense line item disclosures, and any remaining amounts will need to be described qualitatively. The new guidance will become effective for the Company’s financial statements issued for annual reporting periods beginning on January 1, 2027 and interim reporting periods beginning on January 1, 2028, will require either prospective or retrospective presentation, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company’s financial statements.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3. Proposed Public Offering

Pursuant to the Proposed Public Offering, the Company intends to offer for sale 20,000,000 Class A ordinary shares at a price of $10.00 per share.

4. Related Party Transactions

Founder Shares

In November 2020, the Sponsor purchased 14,375,000 Class B ordinary shares of the Company, par value $0.0001 (“Class B ordinary shares” and such shares purchased by the Sponsor, the “Founder Shares”), for a purchase price of $25,000. On June 6, 2024, the Sponsor surrendered, for no consideration, 9,375,000 Class B ordinary shares, which the Company cancelled, resulting in a decrease in the total number of Class B ordinary shares outstanding from 14,375,000 shares to 5,000,000 shares. The Founder Shares will automatically convert into non-redeemable Class A ordinary shares in connection with the consummation of the Business Combination, as described in Note 5, and are subject to certain transfer restrictions, as described in Note 6.

If the Company increases or decreases the size of the offering, the Company will effect a share dividend or share contribution back to capital, as applicable, immediately prior to the consummation of the Proposed Public Offering in such amount as to maintain the Founder Share ownership of the Company’s shareholders prior to the Proposed Public Offering at 20% of the Company’s issued and outstanding ordinary shares upon the consummation of the Proposed Public Offering (not including the Private Placement Shares).

Cantor Equity Partners II, Inc.
Notes to Financial Statements

4. Related Party Transactions (cont.)

The initial shareholders will agree, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20-trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Shares

The Sponsor has agreed to purchase 500,000 Private Placement Shares at a price of $10.00 per Private Placement Share ($5,000,000 in the aggregate) in the Private Placement. The proceeds from the Private Placement will be added to the proceeds from the Proposed Public Offering to be held in the Trust Account.

The Sponsor will enter into a letter agreement with the Company pursuant to which it will agree to waive its redemption rights with respect to the Private Placement Shares in connection with the completion of the Business Combination or otherwise.

The Sponsor and the Company’s officers and directors will agree, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the Business Combination.

Underwriter

The lead underwriter is an affiliate of the Sponsor (see Note 5).

Related Party Loans

On June 6, 2024, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Proposed Public Offering pursuant to a promissory note (the “Note”). The Note is non-interest bearing and will be repaid upon the earlier of June 30, 2027 or the completion of the Proposed Public Offering. As of December 31, 2024 and 2023, the Company had $79,900 and $0, respectively, outstanding under the Note.

In order to finance transaction costs in connection with a Business Combination after the Proposed Public Offering and prior to the Business Combination, the Sponsor has committed up to $1,750,000 to be provided to the Company to fund the Company’s expenses relating to investigating and selecting a target business and other working capital requirements, including $10,000 per month for office space, administrative and shared personnel support services that will be paid to the Sponsor (the “Sponsor Loan”). The Sponsor Loan does not bear interest and will be convertible at the Sponsor’s option into Class A ordinary shares at a conversion price of $10.00 per share no earlier than 60 days after the date of the Proposed Public Offering. Otherwise, the Sponsor Loan would be repaid only out of funds held outside the Trust Account. As of both December 31, 2024 and 2023, the Company had no borrowings under the Sponsor Loan.

If the Sponsor Loan is insufficient to cover the working capital requirements of the Company, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). The Working Capital Loans will be convertible at the Sponsor’s option into Class A ordinary shares at a conversion price of $10.00 per share no earlier than 60 days after the Proposed Public Offering. Otherwise, if the Company completes the Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that the Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been

Cantor Equity Partners II, Inc.
Notes to Financial Statements

4. Related Party Transactions (cont.)

determined and no written agreements exist with respect to such loans. The Working Capital Loans would be repaid upon consummation of the Business Combination, without interest. As of both December 31, 2024 and 2023, the Company had no borrowings under the Working Capital Loans.

In addition, the Sponsor has agreed to lend the Company up to $3,000,000 pursuant to a promissory note (the “Sponsor Note”) in connection with the consummation of the Business Combination, an extension of time for the Company to consummate the Business Combination or the Company’s liquidation (each, a “Redemption Event”), such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed shares on such Redemption Event. The Sponsor Note will not bear interest and will be convertible at the Sponsor’s option into Class A ordinary shares at a conversion price of $10.00 per share no earlier than 60 days after the date of the Proposed Public Offering. Otherwise, the Sponsor Note will be repaid by the Company at the closing of the Business Combination. If the Company is unable to consummate a Business Combination, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. The Sponsor has waived any claims against the Trust Account in connection with the Sponsor Note.

Administrative Support Agreement

The Company will agree to pay $10,000 a month to the Sponsor for office space, administrative and shared personnel support services. Services will commence on the date the Class A ordinary shares are first listed on the Nasdaq and will terminate upon the earlier of the consummation by the Company of the Business Combination or the liquidation of the Company.

5. Commitments and Contingencies

Registration Rights

The holders of Founder Shares (only after conversion of such shares to Class A ordinary shares), Private Placement Shares and any Class A ordinary shares issued upon conversion of up to $1,750,000 pursuant to the Sponsor Loan, any borrowings under the Working Capital Loans, up to $3,000,000 pursuant to the Sponsor Note and any additional loans will be entitled to registration rights pursuant to a registration rights agreement to be signed on or prior to the closing of the Proposed Public Offering. These holders will be entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriter will be entitled to an underwriting discount of $0.20 per Class A ordinary share, or $4,000,000 in the aggregate, payable upon the closing of the Proposed Public Offering. The Company will engage a qualified independent underwriter to participate in the preparation of the registration statement and exercise the usual standards of “due diligence” in respect thereto. The Company will agree to pay the independent underwriter a fee upon the completion of the Proposed Public Offering in consideration for its services and expenses as the qualified independent underwriter. The independent underwriter will receive no other compensation.

Business Combination Marketing Agreement

The Company will engage Cantor Fitzgerald & Co. (“CF&Co.”) as an advisor in connection with the Business Combination to assist the Company in holding meetings with its shareholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay CF&Co. a cash fee for such services upon the consummation of the Business Combination in an amount equal to 3.5% of the gross proceeds of the Proposed Public Offering.

Cantor Equity Partners II, Inc.
Notes to Financial Statements

5. Commitments and Contingencies (cont.)

Risks and Uncertainties

Management continues to evaluate the impact of the military conflicts in Ukraine and the Middle East on the financial markets and on the industry, and has concluded that while it is reasonably possible that the conflicts could have an effect on the Company’s financial position, results of its operations, the close of the Proposed Public Offering, and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6. Shareholder’s Equity (Deficit)

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of both December 31, 2024 and 2023, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. In November 2020, the Company issued 14,375,000 Class B ordinary shares to the Sponsor, which were the only shares outstanding as of December 31, 2023. On June 6, 2024, the Sponsor surrendered, for no consideration, 9,375,000 Class B ordinary shares, which the Company cancelled, resulting in a decrease in the total number of Class B ordinary shares outstanding from 14,375,000 shares to 5,000,000 shares, which were the only shares outstanding as of December 31, 2024. Information contained in the financial statements has been retroactively adjusted for this surrender and cancellation.

Prior to the consummation of the Business Combination, only holders of Class B ordinary shares will have the right to vote on the appointment and removal of directors and be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to adopt new constitutional documents as a result of the Company approving a transfer by way of continuation to a jurisdiction outside the Cayman Islands).

Other than as described above, holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders except as required by law.

The Class B ordinary shares will automatically convert into non-redeemable Class A ordinary shares in connection with the consummation of the Business Combination or at any time and from time to time at the option of the holder thereof, on a one-for-one basis, subject to adjustment. Class A ordinary shares issued in connection with the conversion of Class B ordinary shares issued prior to the consummation of the Business Combination are subject to the same restrictions as applied to Class B ordinary shares prior to such conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial business combination.

In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Proposed Public Offering and related to the closing of the Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all ordinary shares issued and outstanding upon the completion of the Proposed Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination).

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of both December 31, 2024 and 2023, there were no preference shares issued or outstanding.

Cantor Equity Partners II, Inc.
Notes to Financial Statements

7. Segment Information

The Company has not yet commenced operations, thus all activity for the years ended December 31, 2024 and 2023 relates to the Company’s formation and the Proposed Public Offering. The Company has identified its Chairman and Chief Executive Officer as the chief operating decision maker (“CODM”). The Company consists of one reportable segment because the resource allocation and assessment of performance of the entity’s business activities by the CODM are performed using the entity-wide operating results. The net loss is the measure of segment profit (loss) most consistent with U.S. GAAP that is regularly reviewed by the CODM to allocate resources and assess financial performance.

The Company does not have operating income and therefore, it does not have any revenues. The Company will not generate any operating revenues until after the completion of the Business Combination, at the earliest. The Company’s significant expenses were general and administrative expenses, which were $70,682 and $3,472 for the years ended December 31, 2024 and 2023, respectively. Refer to the Company’s statements of operations for additional information.

As of December 31, 2024 and 2023, the Company had total assets of $106,544 and $2,740, respectively. See the Company’s balance sheets for additional information.

8. Subsequent Events

The Company evaluated subsequent events and transactions that occur after the balance sheet date through March 10, 2025, the date that the financial statements were available to be issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
Securitize, Inc. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Securitize, Inc. and Subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in mezzanine equity and stockholders’ equity (deficit), and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor from 2023 to October 29, 2025.

/s/ Wolf & Company, P.C.

Boston, Massachusetts
October 29, 2025

SECURITIZE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$21,963,458	$6,734,066
Receipt tokens of tokenized assets	36,000,000	—
Customer escrow funds	20,851,776	4,541,189
Investments in marketable securities, at fair value	1,269,373	8,846,141
Accounts receivable, net	8,444,726	3,396,098
Stablecoins	21,022,818	113,918
Loan receivable, deUSD coin advances	15,000,000	—
Prepaid expenses and other current assets	3,218,702	1,132,082
Total Current Assets	127,770,853	24,763,494

Note receivable, officer	3,000,000	3,000,000
Notes receivable, related parties	3,770,027	8,710,290
Property and equipment, net	74,634	133,460
Intangible assets, net	13,987,131	12,112,853
Goodwill	22,748,040	19,508,768
Other noncurrent assets	31,246	—
Total Assets	$171,381,931	$68,228,865

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,341,817	$1,903,216
Accrued expenses and other current liabilities	4,248,459	2,196,378
Deferred revenue	3,075,369	461,208
Customer escrow funds payable	20,858,668	4,596,052
Obligation to return collateral	15,000,000	—
Digital asset borrowings	36,000,000	—
Total Current Liabilities	80,524,313	9,156,854

Simple agreements for future equity	5,714,000	5,619,000
Notes payable, related party	2,474,384	5,000,000
Convertible promissory notes payable, net	42,269,680	—
Derivative liability	11,293,000	—
Option liability	4,959,000	5,220,000
Deferred tax liability	141,588	83,866
Total Liabilities	147,375,965	25,079,720

SECURITIZE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31,
	2024	2023
Commitments and contingencies

Mezzanine equity:
Series B-4 redeemable convertible preferred stock, 1,667,734 shares authorized, issued and outstanding (preference in liquidation of $36,023,054)	36,023,055	36,023,055
Series B-3 redeemable convertible preferred stock, 1,219,998 shares authorized, issued and outstanding (preference in liquidation of $21,959,964)	21,969,898	21,969,898
Series B-2 redeemable convertible preferred stock, 2,630,197 shares authorized, issued and outstanding (preference in liquidation of $19,103,384)	23,889,549	23,889,549
Series B-1 redeemable convertible preferred stock, 2,881,387 shares authorized, issued and outstanding (preference in liquidation of $26,159,824)	21,380,220	21,380,220
Series A redeemable convertible preferred stock, 2,999,412 shares authorized, issued and outstanding (preference in liquidation of $14,501,257)	13,732,923	13,732,923
Total Mezzanine Equity	116,995,645	116,995,645

Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 31,898,440 shares authorized; 9,059,777 and 8,856,513 shares issued at December 31, 2024 and 2023, respectively; 8,909,777 and 8,706,513 shares outstanding at December 31, 2024 and 2023, respectively	906	886
Treasury stock, 150,000 shares at cost	(1,599,978)	(1,599,978)
Additional paid-in capital	21,086,331	20,152,307
Accumulated deficit	(112,943,918)	(92,760,445)
Accumulated other comprehensive income	466,980	360,730
Total Stockholders’ Equity (Deficit)	(92,989,679)	(73,846,500)

Total Liabilities, Mezzanine Equity and Stockholders’ Equity (Deficit)	$171,381,931	$68,228,865

See notes to the consolidated financial statements.

SECURITIZE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended December 31,
	2024	2023
Revenue	$18,699,043	$8,198,134

Cost of revenue	1,495,128	779,447

Gross profit	17,203,915	7,418,687

Operating expenses:
Selling, general & administrative	33,728,587	33,620,138
Acquisition related transaction costs	275,000	1,106,554
Provision for expected credit losses	520,116	779,609
Total operating expenses	34,523,703	35,506,301

Loss from operations	(17,319,788)	(28,087,614)

Other income (expense):
Interest expense	(4,533,607)	(12,725)
Interest income	2,113,178	438,646
Dividend income	402,035	488,382
Gains on investments in marketable securities, net	98,730	636,217
Other income (expense), net	350,875	(10,992)
Change in fair value of option liability	261,000	3,352,000
Change in fair value of simple agreements for future equity	(95,000)	1,072,000
Change in fair value of derivative liability	(1,370,000)	—
Total other income (expense), net	(2,772,789)	5,963,528

Net loss before income taxes	(20,092,577)	(22,124,086)

Benefit (provision) for income taxes	(90,896)	619,262

Net loss	$(20,183,473)	$(21,504,824)

Net loss per share – basic and diluted	$(2.31)	$(2.57)

Weighted average shares outstanding
Basic and diluted	8,748,721	8,370,857

Other comprehensive income (loss):
Foreign currency translation adjustment	106,250	(23,003)
Total other comprehensive income (loss)	106,250	(23,003)
Comprehensive loss	$(20,077,223)	$(21,527,827)

See notes to the consolidated financial statements.

SECURITIZE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY AND
STOCKHOLDERS’ EQUITY (DEFECIT)

	Series B-4 Convertible Preferred Stock		Series B-3 Convertible Preferred Stock		Series B-2 Convertible Preferred Stock		Series B-1 Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2023	1,667,734	$36,023,055	1,219,998	$21,969,898	2,630,197	$23,889,549	2,881,387	$21,380,220
Issuance of common stock as consideration in a business combination	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—
Balance at December 31, 2023	1,667,734	36,023,055	1,219,998	21,969,898	2,630,197	23,889,549	2,881,387	21,380,220
Issuance of common stock as consideration in a business combination	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—
Balance at December 31, 2024	1,667,734	$36,023,055	1,219,998	$21,969,898	2,630,197	$23,889,549	2,881,387	$21,380,220

SECURITIZE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY (DEFECIT) — (Continued)

	Series A Convertible Preferred Stock		Total Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2023	2,999,412	$13,732,923	11,398,728	$116,995,645	8,312,005	$831
Issuance of common stock as consideration in a business combination	—	—	—	—	544,508	55
Foreign currency translation adjustment	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Balance at December 31, 2023	2,999,412	13,732,923	11,398,728	116,995,645	8,856,513	886
Issuance of common stock as consideration in a business combination	—	—	—	—	203,264	20
Foreign currency translation adjustment	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Balance at December 31, 2024	2,999,412	$13,732,923	11,398,728	$116,995,645	9,059,777	$906

SECURITIZE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY (DEFECIT) — (Continued)

	Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance at January 1, 2023	150,000	$(1,599,978)	$7,743,675	$(71,255,621)	$383,733	$(64,727,360)
Issuance of common stock as consideration in a business combination	—	—	11,778,554	—	—	11,778,609
Foreign currency translation adjustment	—	—	—	—	(23,003)	(23,003)
Share-based compensation expense	—	—	630,078	—	—	630,078
Net loss	—	—	—	(21,504,824)	—	(21,504,824)
Balance at December 31, 2023	150,000	(1,599,978)	20,152,307	(92,760,445)	360,730	(73,846,500)
Issuance of common stock as consideration in a business combination	—	—	529,983	—	—	530,003
Foreign currency translation adjustment	—	—	—	—	106,250	106,250
Share-based compensation expense	—	—	404,041	—	—	404,041
Net loss	—	—	—	(20,183,473)	—	(20,183,473)
Balance at December 31, 2024	150,000	$(1,599,978)	$21,086,331	$(112,943,918)	$466,980	$(92,989,679)

See notes to the consolidated financial statements.

SECURITIZE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(20,183,473)	$(21,504,824)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,281,187	1,536,837
Provisions to the allowance for current expected credit losses	520,116	779,609
Share-based compensation expense	404,041	630,078
Impairment of investments in limited partnerships	—	250,000
Accretion of debt discount	2,325,169	—
Loss (gain) on investments in marketable securities, net	(98,730)	(636,218)
Loss (gain) on investments in limited partnerships	—	(1,663)
Deferred tax (benefit) provision	57,722	(671,541)
Change in fair value of simple agreement for future equity	95,000	(1,072,000)
Change in fair value of derivative liability	1,370,000	—
Change in fair value of option liability	(261,000)	(3,352,000)
Changes in operating assets and liabilities:
Accounts receivable	(5,336,003)	(2,768,460)
Prepaid expenses and other current assets	(1,987,387)	(270,433)
Customer escrow funds	(16,310,587)	1,227,991
Accounts payable	(561,399)	1,382,431
Accrued expenses and other current liabilities	1,415,874	(149,527)
Deferred revenue	2,614,161	91,591
Customer escrow funds payable	16,262,616	(1,227,991)
		—
Net cash flows used in operating activities	(18,392,693)	(25,756,120)

Cash flows from investing activities:
Purchase of investments and marketable securities	(18,023,420)	(33,693,057)
Proceeds from sales and redemptions of marketable securities	25,698,918	49,723,812
Cash paid in business combination, net of cash acquired	(5,501,675)	—
Repayments on notes receivable, related parties	4,940,263	—
Cash advanced for notes receivable to related parties	—	(7,190,815)
Proceeds from business combination	—	1,385,000
Proceeds from sales of digital assets	59,854	393,961
Purchases of digital assets	—	(266,378)
Redemptions of limited partnerships	—	198,351
Purchases of property and equipment	—	(32,753)
Staking of cash equivalent	(21,000,000)	—
Net cash provided by investing activities	(13,826,060)	10,518,121

SECURITIZE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the year ended December 31,
	2024	2023
Cash flows from financing activities:
Proceeds from issuance of note payable, related party	2,474,384	5,000,000
Proceeds from issuance of convertible note	49,867,511	—
Repayment of notes payable, related party	(5,000,000)	—
Net cash provided by financing activities	47,341,895	5,000,000

Effect of exchange rate changes on cash	106,250	(23,003)
Net change in cash and cash equivalents	15,229,392	(10,261,002)
Cash and cash equivalents, beginning of year	6,734,066	16,995,068
Cash and cash equivalents, end of year	$21,963,458	$6,734,066

Supplemental disclosure of cash flow information and non-cash transactions:
Income taxes paid	$52,278	$60,792
Cash paid for interest	$84,439	$—
Fair value of common stock issued as consideration in business combination	$530,003	$11,778,609
BUIDL received as collateral under Master Loan and Security Agreements	$15,000,000	$—
Receipt of digital assets (deUSD) from counterparty	$36,000,000	$—
Obligation to return collateral	$(15,000,000)	$—

See notes to the consolidated financial statements.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Nature of Business and Operations

Securitize, Inc. and Subsidiaries (“Securitize”, “Company”, and “our”), founded in 2017, is a Delaware corporation that operates a comprehensive platform for issuing, managing, and trading private market securities using blockchain technology. The Company provides a compliance-driven infrastructure that enables the tokenization of private securities, supporting functions such as dividends, distributions, share buy-backs, and investor servicing.

The platform offers issuer services, including securities issuance and management, end-to-end document handling, and investor communications, as well as investor services, such as accreditation, wallet management, an investor dashboard, and token distribution. Additionally, the Company operates a registered broker-dealer and alternative trading system (ATS), facilitating compliant trading of digital asset securities.

The Company is headquartered in Miami, Florida, with a global presence, maintaining offices in New York, Nevada, Spain, Israel, Japan, and Argentina.

On August 14, 2023, the Company entered into an Agreement and Plan of Merger to acquire Onramp Invest, Inc. (“Onramp”), a digital platform connecting registered investment advisors (“RIAs”) with the alternative asset ecosystem, further establishing the Company’s footprint in the digital asset space.

On March 20, 2024, the Company announced the launch of the first tokenized fund in conjunction with the BlackRock USD Institutional Digital Liquidity Fund (BUIDL), which is issued on a public blockchain and managed by BlackRock Financial Management Inc.

On June 26 2024, the Company completed an approximate $49,900,000 funding round, in the form of convertible notes led by BlackRock (Nasdaq: BLK). The strategic investment also included funding from Hamilton Lane (Nasdaq: HLNE), ParaFi Capital, and Tradeweb Markets (Nasdaq: TW).

On October 17, 2024, the Company acquired Theorem Fund Services, LLC (“Theorem”), a leading fund administration provider specializing in private funds, hedge funds, and alternative investment vehicles. This acquisition strengthens Securitize’s position in the fund services industry, allowing it to provide institutional-grade fund administration, regulatory compliance, investor reporting, and operational support alongside its blockchain-based tokenization solutions.

The Company is subject to a number of risks, included limited operating history, dependence on key individuals, rapid technological changes, competition from larger companies, new entrants, the need for adequate financing to fund future operations, and the successful development and marketing of its products and services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation and Presentation

The accompanying consolidated financial statements (the “financial statements”) include the accounts of Securitize, Inc. along with the Company’s wholly-owned subsidiaries: Securitize LLC, Securitize Japan, KK (“Securitize Japan”), Securitize Israel, Ltd (“Securitize Israel”), Securitize Markets, LLC, Securitize Capital, LLC (“Securitize Capital”), Securitize Europe Brokerage and Markets S.A. (“Securitize Markets Europe”), Securitize Europe (“Securitize Europe”), SZ Credit Rewards Limited (“SZ Credit Rewards”), Securitize For Advisors, Inc (“Securitize For Advisors”), Onramp Invest, Inc. (“Onramp”), Securitize Fund Services, LLC (“Theorem”), Securitize Transfer Agent, LLC (“Securitize Transfer Agent”), and Pacific Stock Transfer (“PST”). All intercompany balances and transactions have been eliminated in consolidation. The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Going Concern

Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year from the financial statement issuance date. The Company has determined that, in aggregate, no conditions or events raise substantial doubt about its ability to continue as a going concern for at least twelve months from the date these financial statements were issued. Accordingly, the consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures in the accompanying notes.

Significant estimates that are particularly susceptible to significant changes relate to the fair value of stock-based awards, the fair value of embedded derivatives and the preferred stock option liability, the assessment of the amount and likelihood of adverse outcomes from claims and disputes, the valuation of intangible assets acquired in business combinations, including goodwill and acquisition-date deferred taxes, the determination as whether goodwill is impaired and, if so, the amount of the impairment, the provision for expected credit losses, ability to continue as a going concern, and the valuation of simple agreements for future agreements (“SAFE’s”). The Company bases its estimates on historical experience and various other assumptions which we believe to be reasonable under the circumstances. These estimates may change as new events occur and additional information becomes available. Actual results could differ from these estimates and any such differences may be material to the financial statements.

Variable Interest Entities

The Company holds variable interests in certain entities that meet the definition of a Variable Interest Entity (“VIE”) under ASC 810. These entities were evaluated to determine whether the Company is the primary beneficiary and, therefore, required to consolidate their financial results.

As of December 31, 2024, the Company has identified Securitize KKR Platform SPC Ltd., Hamilton Lane SF6 — Securitize Tokenized Feeder Fund, Ltd., and Securitize Capital Hamilton Lane Equity Opportunity Fund LP as VIEs. However, the Company is not the primary beneficiary of these entities because the Company does not have the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs.

Accordingly, the Company does not consolidate these VIEs in their consolidated financial statements. The maximum exposure to loss as a result of this involvement is as follows:

	2024	2023
Notes receivable, related parties	$3,703,918	$8,644,181
Notes payable, related party	$2,474,384	$—

Foreign Currency Translation

The operations of Securitize Japan, Securitize Israel and Securitize Europe are measured using the Japanese Yen, Israeli New Shekel and Euro, their functional currencies, respectively, and translated into U.S. dollars for presentation in the financial statements. Assets and liabilities have been translated using the foreign currency exchange rate at the balance sheet date. Revenues and expenses are translated using the weighted average exchange rate, and cash flows were either reported using exchange rates in effect at the time of the cash flows or at the average rate for the period.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The related foreign currency translation adjustment is reflected in accumulated other comprehensive income as a component of stockholders’ equity. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in net loss in the consolidated statements of operations and comprehensive loss.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, at the time of purchase, to be cash equivalents. BUIDL, a tokenized U.S. dollar-denominated fund, is classified as cash equivalents due to its high liquidity, 24/7 accessibility via blockchain, and ease of conversion to U.S. dollars. The fund invests in cash, U.S. Treasury bills, and repurchase agreements, and maintains a stable value of $1 per token.

Receipt Tokens of Tokenized Assets

As of December 31, 2024, Receipt tokens of tokenized assets is comprised of the Company’s BUIDL holdings along with the balance of BUIDL received from counterparties as collateral for loans receivable that were locked in a smart contract to create “sBUIDL” and be able to participate in liquid staking activities with the Elixir Network, a distribution network. Receipt and/or wrapped tokens associated with these types of decentralized finance protocols are a form of digital assets which derive their value from other digital assets. Since, only the Company can redeem the sBUIDL locked in a smart contract, the Elixir Network does not obtain control of the Company’s digital assets. These are presented at cost less impairment, as the sBUIDL only provides the asset holder with enforceable rights to or claim on the underlying asset (i.e. BUIDL) while it is locked in a smart contract.

Presentation of the Loan Collateral

As of December 31, 2024, the Company holds BlackRock USD Institutional Digital Liquidity Fund (“BUIDL”) tokenized assets as collateral on behalf of platform users who enter into lending arrangements with the Company to secure certain borrowed assets. The Company monitors collateral value on at least a daily basis and requests additional collateral from the borrower if the fair value of the collateral associated with a given loan drops below a predefined threshold, typically at least 100% of the fair value of the deUSD on loan. Should the borrower fail to provide additional collateral upon request, the Company is entitled to liquidate the collateral held and close out the associated digital asset loan(s), usually within 24 hours but in no case later than one business day of the collateral requests being made. The Company maintains processes and controls to ensure adequate collateral is held for all its digital asset loans, including processes that monitor market prices and liquidity of the assets that are held as collateral. While the only collateral held by the Company as of December 31, 2024 is comprised of BUIDL tokenized assets which are classified as ‘Receipt Tokens of Tokenized Assets’ (see Note 16), beginning in January 2025 the Company has begun to expand its offerings and forms of collateral accepted in these lending arrangements.

To-date, in all of the lending arrangements executed, the Company obtains control of the assets posted as collateral for the loans made to counterparties and accordingly recognizes an obligation to return the collateral received, as presented on the consolidated balance sheets at fair value within ‘Obligation to return collateral’. The assets are held in segregated custodial wallets, are not commingled with Company funds, and the Company maintains a first priority interest over all collateral posted to use, pledge, re-pledge, hypothecate, rehypothecate, sell, lend, or otherwise transfer without limitation. The assets posted as collateral are held within ‘Receipt Tokens of Tokenized Assets’ as of December 31, 2024. The ‘Obligation to return collateral’ balance represents the obligation to return the collateral assets including both the host instrument and a bifurcated embedded derivative measured at fair value each period. To-date, all changes in fair value associated with the embedded derivative have been nominal, however, such valuation adjustments would be recorded as Net gain on digital assets in the Company’s consolidated statements of operations when relevant.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Customer Escrow Funds

Customer escrow funds include payments received from customers and held on their behalf. Such funds are restricted from the Company’s use and are deposited into escrow accounts. A liability for customer escrow funds payable is recorded on the consolidated balance sheets offsetting the assets held. Generally, these funds represent dividends and distributions issued by customers.

Investments in Marketable Securities

Investments consist of marketable debt and equity securities classified as available-for-sale (“AFS”) and are carried at fair value. Investment purchases and sales are accounted for on a trade-date basis. Realized gains and losses on dispositions are based on the net proceeds and the adjusted cost of the securities sold, using the specific identification method. Realized gains and losses are included in operations in the year of sale. Unrealized gains and losses are based on the difference between cost and fair value of each security.

Unrealized gains and losses are recorded in other income (expense). The change in fair value of AFS debt securities has been deemed by management as immaterial, therefore such changes in fair value are recorded as a component of other income (expense) rather than recognized through other comprehensive income.

Accounts Receivable

The Company carries its accounts receivable at the invoiced amount. On a periodic basis, the Company evaluates its accounts receivable and will record an allowance for expected credit losses representing management’s estimate of expected credit losses related to trade receivables. The change in allowance for expected credit losses is due to both a change in the calculated estimate discussed below and a change in the estimated transaction price of the underlying revenue. Trade receivables are pooled based on similar risk characteristics, such as the age of receivables and the entity which the trade receivable was generated from. The Company disaggregates trade receivables into two risk pools: Securitize customers which refer to customers from the Company’s core business, and Pacific Stock Transfer Company customers which refer to customers from the Pacific Stock Transfer Company acquisition. To estimate the allowance for expected credit losses, management leverages information on historical losses, asset-specific risk characteristics, current conditions, and reasonable and supportable forecasts of future conditions. Account balances are written off against the allowance when deemed uncollectible. As of December 31, 2024 and 2023, the allowance for expected credit losses was $3,190,514, and $3,017,500, respectively.

The following table shows the activity in the allowance for credit losses:

Balance at January 1, 2023	$3,029,511
Provision for credit losses	768,241
Write-offs	(810,744)
Recoveries	30,492
Balance at December 31, 2023	$3,017,500
Provision for credit losses	1,590,973
Write-offs	(1,417,959)
Balance at December 31, 2024	$3,190,514

Stablecoins

Stablecoins are digital assets designed to have a relatively stable price that aligns with the price of an underlying asset, most commonly a fiat currency, such as USD, or an exchange-traded commodity. The Company accounts for investments in stablecoins as digital financial assets when the stablecoins are contractually redeemable for fiat currency on demand, for which the Company has elected to apply the fair value option and in accordance with ASC 825, Financial Instruments, which are carried at fair value. When the stablecoins are not contractually

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

redeemable for fiat currency on demand, the stablecoins are accounted for as digital assets which either meet or do not meet the scope requirements of ASC 350-60, Intangibles — Goodwill and Other — Crypto Assets, and are either carried at fair value or at cost less impairment depending on certain of the stablecoin’s attributes.

As of December 31, 2024, all of the Company’s investments in stablecoins are recorded at their fair values, which approximates their cost. The Company’s primary holdings in stablecoins are in Elixir deUSD, which is not backed by any physical reserves and does not provide for any contractual redemption rights for USD or any other asset on demand from the issuer; however, the underlying pricing and collateralization mechanisms of the stablecoin have provided for it to maintain a consistent value pegged to the US Dollar. At December 31, 2024, the Company’s digital assets primarily consist of 21 million units of the Elixir deUSD stablecoin with a fair value and cost basis of $1 per unit.

Digital Assets Held at Fair Value

The Company obtains digital assets through its operations by helping businesses tokenize real-world assets and holds these digital assets. Each digital asset acquisition is considered its own “lot” with its own cost basis based on the digital asset-to-USD conversion price from the Company’s principal market at time of acquisition. The Company’s digital assets held at fair value are included on the consolidated balance sheet as ‘Other noncurrent assets’ as of December 31, 2024. Any realized gain/loss on the disposition of digital assets is calculated on a FIFO basis.

The fair value of digital assets is determined based on quoted prices from an online trading platform determine to be the Company’s principal market.

Digital Assets Held at Cost

The Company also holds digital assets that provide the asset holder with enforceable rights to, or claims on, underlying goods, services, or other assets. As a result, these digital assets are not considered within the scope of ASU 2023-08 and continue to be held at cost less impairment, which approximates fair value, on the Consolidated Balance Sheets.

Crypto Assets and Adoption of ASU 2023-08

Effective January 1, 2023, the Company early adopted ASU 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which requires entities to measure certain crypto assets at fair value with changes recognized in the Consolidated Statement of Operations for each reporting period. The Company’s crypto assets, which have not been determined to be stablecoins or derivatives, are within scope of ASU 2023-08. The Company has deemed the price of crypto assets to be a Level 1 input under the ASC 820 — Fair Value Measurement hierarchy as these were based on observable quoted prices in the Company’s principal market for identical assets. The amendments in ASU 2023-08 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted before then. The Company has elected to adopt the updated standard effective as of January 1, 2023, using a modified retrospective approach. The Company notes that the adoption of this standard did not have a material impact on the Company’s financial statements as of and for the years ended December 31, 2024 and 2023.

The Company acquires crypto assets through its network operations and holds these crypto assets. Each crypto asset acquisition is considered its own “lot” with its own cost basis based on the crypto asset-to-USD conversion price from the Company’s principal market at time of acquisition. Any realized gain/loss on the disposition of crypto assets is calculated on a FIFO basis. The Company’s unrealized gains on crypto assets during the year ended December 31, 2023 and 2024 were not material to the Company’s financial statements.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Digital assets consist of holdings in cryptocurrencies and digital tokens. ASU 2023-08 requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The Company determines cost basis of its digital assets on a first-in, first-out basis. Gains and losses on sales of digital assets are recognized in other income (expense).

The Company safeguards crypto-assets on behalf of its counterparties. Management continuously monitors these risks and has implemented controls to mitigate potential exposures. However, due to the nature of crypto-assets and the concentration of safeguarding activities, there remains inherent uncertainty that could materially affect future financial results.

Property and Equipment

Property and equipment consist of computer equipment and furniture and fixtures and are stated at cost. Depreciation is calculated using the straight-line method for financial reporting purposes over the estimated useful lives of the assets (3 years for computer equipment and 14 years for furniture and fixtures). Costs incurred that significantly extend the useful life of the property are capitalized and depreciated. Costs incurred for repairs and maintenance are charged to expenses as incurred.

Intangible Assets

Definite-lived intangible assets

The Company amortizes its definite-lived intangible assets using the straight-line method over their estimated useful lives as follows:

Classification	Estimated useful life
Customer relationships	4 – 15 years
Technology	5 years
Trademarks	15 years
Non-compete agreements	3 – 5 years
Licenses	5 years

Definite-lived assets consist of customer relationships, intellectual property, capitalized software, licenses, trademarks and non-compete agreements. Customer relationships, whether contractual or non-contractual, are recognized as intangible assets separate from goodwill when the acquired entity has a history of establishing such relationships through contracts, even if no contract exists at the acquisition date.

The Company reviews long-lived assets, including property, plant, and equipment and definite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable in accordance with ASC 360. The Company monitors for potential triggering events on an ongoing basis, including but not limited to significant adverse changes in the business climate, operating performance, market conditions, or legal factors. If such indicators are identified, the Company performs a recoverability test by comparing the estimated undiscounted future cash flows of the asset group to its carrying amount. If the carrying amount exceeds the estimated undiscounted cash flows, an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value of the asset group.

The Company capitalizes costs incurred to renew or extend the term of a recognized definite lived intangible asset if the renewal or extension is expected to provide future economic benefits and if the costs are directly attributable to securing the renewal or extension. All other costs incurred to renew or extend the term are expensed.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Indefinite-lived intangible assets

Indefinite-lived intangible assets consist of a trading license. The trading license represents a broker-dealer alternative trading system license, which has no legal, regulatory, contractual, competitive, economic, or other factors, which limit the useful life of the license to the Company. The Company anticipates that the license will be used for the foreseeable future and renewals are in the control of the Company, therefore the trading license has been classified as an indefinite-lived intangible asset.

Indefinite-lived intangible assets are not amortized but are tested for impairment on at least an annual basis. Impairment testing is required more frequently if indicators arise. In conducting its impairment testing, the Company determines if qualitative or quantitative factors are to be used to evaluate the potential impairment in the carrying amount of the Company’s indefinite-lived intangible assets. The Company has the option to first assess the qualitative factors to determine whether the existence of events and circumstances indicate that it is more likely than not that the assets are impaired. If, based on its qualitative assessment, the Company concludes that it is more likely than not that the assets are impaired, quantitative impairment testing is required. However, if the Company concludes otherwise, quantitative testing is not required. An impairment charge is recognized to the extent the recorded amount of the assets exceeds the implied fair value of the assets.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination, in accordance with ASC 805. Goodwill is not amortized but is subject to impairment testing as prescribed by ASC 350.

The Company evaluates goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment testing is performed at the reporting unit level, which the Company has defined as its business unit level — one level below the operating segment. An impairment loss is recognized when the carrying amount of a reporting unit exceeds its estimated fair value. The loss recognized is limited to the amount of goodwill allocated to that reporting unit. The fair value estimates used in the impairment analysis are based on a combination of income and market approaches and involve significant management judgment. Key assumptions include projected cash flows, long-term growth rates, discount rates, macroeconomic conditions, competitive dynamics, and the Company’s strategic plans.

The Company believes the estimates and assumptions used in its impairment evaluations are reasonable and consistent with those that would be applied by market participants. However, actual results may differ materially from those estimates due to changes in economic or business conditions. No goodwill impairment was recognized during the years ended December 31, 2024 and 2023. Goodwill recorded by the Company is not deductible for income tax purposes.

Impairment of Other Long-Lived Assets

The Company examines on a periodic basis the carrying value of its long-lived assets to determine whether there are any impairment losses. If indicators of impairment were present with respect to long-lived assets used in operations and undiscounted future cash flows are not expected to be sufficient to recover the asset’s carrying amount, an impairment loss would be charged to expense in the period the impairment is identified based on the fair value of the asset less any costs of disposal.

Fair Value of Financial Instruments

The Company applies ASC 820, Fair Value Measurement (“ASC 820”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Under U.S. GAAP, a fair value hierarchy is implemented for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of Securitize. Unobservable inputs reflect the Company’s own assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

•        Level 1:    Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities and in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•        Level 2:    Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•        Level 3:    Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

The fair value of the Company’s investments in marketable securities, crypto assets not in the scope of ASU 2023-08, Stablecoins, and BUIDL are determined using observable quoted market prices and therefore are considered Level 1 fair value instruments.

The following table presents information about the Company’s assets and liabilities by levels within the valuation hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2024
Assets
U.S. Treasury bills	$1,269,373	$—	$—	$1,269,373
Stablecoins	21,022,818	—	—	21,022,818
Digital assets	31,246	—	—	31,246
BUIDL, unrestricted	16,892,142	—	—	16,892,142
Total assets	$39,215,579	$—	$—	$39,215,579
Liabilities
Option liability	$—	$—	$4,959,000	$4,959,000
SAFEs	—	—	5,714,000	5,714,000
Derivative liability	—	—	11,293,000	11,293,000
Total liabilities	$—	$—	$21,966,000	$21,966,000
	Level 1	Level 2	Level 3	Total
December 31, 2023
Assets
U.S. Treasury bills	$8,846,141	$—	$—	$8,846,141
Total assets	$8,846,141	$—	$—	$8,846,141
Liabilities
Option liability	$—	$—	$5,220,000	$5,220,000
SAFEs	—	—	5,619,000	5,619,000
Total liabilities	$—	$—	$10,839,000	$10,839,000

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s U.S. Treasury bills are included on the consolidated balance sheets as ‘Investments in marketable securities, at fair value’ as of December 31, 2024 and 2023. The Company’s crypto assets held at fair value are included on the consolidated balance sheet as ‘Other noncurrent assets’ as of December 31, 2024. The Company’s unrestricted BUIDL is included on the consolidated balance sheet as ‘Cash and cash equivalents’ as of December 31, 2024. The Company’s SAFEs are included on the consolidated balance sheets as ‘Simple agreements for future equity’ as of December 31, 2024 and 2023. The Company’s Derivative liability is included on the consolidated balance sheets as ‘Derivative liability’ as of December 31, 2024. The Company’s Option liability is included on the consolidated balance sheets as ‘Option liability’ as of December 31, 2024 and 2023.

The carrying value of the Company’s financial instruments above equate to their fair value.

The following table shows the activity of Level 3 financial instruments:

Balance as of January 1, 2023	$15,263,000
Fair value adjustment – SAFE	(1,072,000)
Fair value adjustment – Option liability	(3,352,000)
Balance as of December 31, 2023	$10,839,000
Issuance of Level 3 Derivative liability	9,923,000
Fair value adjustment – Option liability	(261,000)
Fair value adjustment – SAFE	95,000
Fair value adjustment – Derivative liability	1,370,000
Balance as of December 31, 2024	$21,966,000

There were no transfers in and out of Level 3 during any of the periods presented.

Revenue Recognition

The Company’s revenue is derived from contracts with its customers that often include multiple promises such as platform services, broker and token issuance services, transfer agent services, professional services, initial set-up services, blockchain integration services and fund administration services. The Company recognizes revenue using the five step approach outlined in ASC 606, Revenue from Contracts with Customers (“ASC 606”) as follows: (1) Identify the contract with the customer, (2) Identify the performance obligations in the contract, (3) Determine the transaction price, (4) Allocate the transaction price to the performance obligations in the contract and (5) Recognize the revenue when (or as) the Company satisfies the performance obligations.

The Company regularly enters into contractual agreements that establish general terms and conditions. The identification of a contract with a customer requires an evaluation of the terms and conditions in contractual agreements to determine what specific enforceable rights and obligations exist. Management considers a number of factors when making this evaluation that include, but are not limited to, the nature and substance of the business exchange, the specific contractual terms and conditions, the promised products and services, the termination provisions in the contract, as well as the nature and execution of the customer’s ordering process, and how the Company is authorized to perform work. Generally, enforceable rights and obligations are not created until a statement of work is issued or a quote is accepted by a customer for a specified product or service. Therefore, the issuance of a statement of work or acceptance of a quote is generally the point at which a contract is identified for accounting purposes.

Promises are typically explicitly stated in each contract, but management also evaluates whether any promises are implied based on the terms of the agreement, past business practice, or other facts and circumstances. Each promise is evaluated to determine if it is a distinct product or service and therefore represents a performance obligation. The various promises associated with sharing access to the platform with customers and providing routine platform and transfer agent services are interdependent and rendered over similar patterns therefore have been combined as a single performance obligation. Routine platform and transfer agent services are recognized ratably over the contract term, beginning on the commencement date of each contract which is the date the platform

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

is available to customers and related services begin. Generally, fees for the routine platform and transfer agent services are invoiced monthly and recognized as revenue monthly. Certain customers engage the Company to provide additional implementation services which have been identified as distinct from the access to the platform and routine platform and transfer agent services. These implementation services are accounted for as separate performance obligations and are recognized as the services are rendered. The Company may also be engaged to perform transaction-based transfer agent services or other professional services, such as the issuance of token securities, the issuance, transfer and cancellation of shares or certificates and consulting for the creation of token securities on a customer’s blockchain. Such transaction-based transfer agent services and other professional services are recognized at the point-in-time which the services are completed. The Company is the principal in all of its contracts with customers.

The Company allocates the transaction price to each performance obligation on a relative standalone selling price (“SSP”) basis. Judgment is required to determine the SSP for each distinct performance obligation. The determination of SSP is made through consultation with and approval by the Company’s management, taking into consideration overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the Company’s discounting practices, the size and volume of the Company’s transactions, the number of users, the geographic area where services are sold, price lists, its go-to-market strategy, historical standalone sales and contract prices. As the Company’s go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative selling prices.

In certain cases, the Company is able to establish SSP based on observable prices of subscriptions sold separately in comparable circumstances to similar customers. The Company uses a single amount to estimate SSP when it has observable prices. In instances where SSP is not directly observable, such as when pricing is highly variable, the Company determines the SSP range using information that may include market conditions or other observable inputs. The Company typically has more than one SSP for individual subscriptions due to the stratification of those subscriptions by customers and circumstances. In these instances, the Company may use information such as the number of users in determining the SSP. For certain integration and blockchain-related contracts, including those with strategic partners, the Company applied significant judgment in identifying and allocating transaction prices to distinct performance obligations. Given the customized nature of these arrangements — which may include a mix of platform access, technical integration, tokenization services, and ongoing support — the Company developed internal models supported by detailed workpapers and inputs reflective of standalone selling prices where observable, or management’s best estimate where not directly observable. Due to the innovative and bespoke structure of these agreements, the Company recognizes that the allocation methodology may not follow traditional methodologies but is consistent with the core principles of ASC 606, including the faithful depiction of the transfer of goods and services to customers.

Tokenization & Digital Transfer Agent Services

Revenue from Tokenization and Digital Transfer Agent Services is derived from fees earned in connection with the issuance, management, and transfer of digital assets utilizing blockchain infrastructure. The Company provides services that include automated compliance monitoring, real-time capitalization table management, and investor onboarding. Revenue is generated through onboarding fees, which are assessed at the commencement of digital asset issuance and recognized at the point in time when onboarding services are fully delivered. Annual maintenance charges are billed on a recurring basis for continued platform access and compliance support, with revenue recognized at the point in time when the maintenance period begins. Transaction-based fees are earned from lifecycle events such as transfers, redemptions, and other digital asset activities, and are recognized at the point in time when the underlying transaction is completed.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Digital Markets & Distribution

Revenue from Digital Markets & Distribution is generated through the operation of regulated digital marketplaces and the facilitation of tokenized securities distribution. Leveraging its broker-dealer and alternative trading system (“ATS”) licenses, the Company enables compliant trading of digital asset representing tokenized securities, including private company shares, investment funds, and other real-world assets. Revenue is generated through listing fees, which are charged to issuers for onboarding and maintaining digital assets on the platform, and are recognized over time as the Company provides ongoing listing and compliance services. Transaction commissions are earned from executed trades of digital assets securities and are recognized over time as the Company facilitates trading activity and maintains the infrastructure required for compliant execution. Investor access services include fees for providing issuers with connectivity to a network of qualified investors and related engagement tools, with revenue recognized over time as these services are continuously delivered throughout the contract term.

Digital Fund Services

Revenue from Digital Fund Services is earned through the provision of fund administration solutions to digital asset managers and institutional issuers. These services include net asset value (NAV) calculations, investor reporting, compliance oversight, and blockchain-native infrastructure to support tokenized fund operations. Revenue is generated through fund set up fees, which are charged for initial onboarding and configuration of tokenized fund structures. These fees are recognized over time as the Company performs setup activities and satisfies related performance obligations throughout the implementation period.

Revenue is also generated through licensing fees and administrative services (such as NAV calculations, reporting, and compliance monitoring) which are recognized at a point in time when the license is granted and when the NAV reports are delivered.

On-Chain Infrastructure

Revenue from On-Chain Infrastructure services reflects income earned from providing blockchain-native infrastructure that supports the issuance, settlement, and interoperability of tokenized real-world assets (RWAs). The Company enables institutional-grade deployment of tokenized securities across multiple public blockchains, including Ethereum, Solana, Avalanche, and Polygon. The contracts are structured with two performance obligations: the Integration and Development services and Post Integration Ongoing Maintenance & Support services. Integration and Development includes promised services to deliver the Company’s integrated Blockchain Protocol on the customer’s blockchain, to natively integrate the Company’s infrastructure with each customer’s blockchain, and implementation of swapping mechanisms that act as a bridge between tokenized securities with the Company’s infrastructure on different blockchains. Post-integration Ongoing Maintenance & Support services include promised services to assist the customer with the onboarding of any of the customer’s end users on the new blockchain implementation and providing technical support to the blockchain foundation after the launch of the Company’s integrated protocol on the customer’s blockchain.

The Integration and Development services and Post-integration Ongoing Maintenance & Support services are distinct as customers can benefit from each bundle of services either on its own or together with other resources that are readily available to the customer and the promise to transfer each bundle of services are distinct within the context of the contract.

Revenue is recognized for the Integration and Development services at a point-in time once the integration is complete and the customer is able to issue tokens on their respective blockchains, as natively integrated with the Company’s blockchain protocol. The Post-integration Ongoing Maintenance & Support services only commence once the Integration and Development services are complete and are generally transferred and recognized ratably over the remainder of the contract term as the Company transfers control of the series of distinct services which are substantially the same and have the same pattern of transfer over the contract duration.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

DeFi & Token Utility

Revenue from DeFi & Token Utility services is earned through enabling decentralized finance (DeFi) applications and utility features for tokenized real-world assets (RWAs). These services facilitate the integration of tokenized securities into DeFi protocols, supporting use cases such as collateralization, lending, and yield generation. Under the terms of the Company’s lending arrangements, the borrower is required to pay the Company a fee which is calculated as an annualized percentage of the quantity of digital assets lent. The fees for these lending arrangements are denominated based on the denomination of the digital assets lent, which bear a 2% annual facilitation fee and are payable at the USD equivalent of the fees accrued. The facilitation fees are recognized as Revenue in the Company’s consolidated statements of operations over the life of the loan. The borrower may also be required to pay the Company origination fees. The fees for these lending arrangements are not material and are recognized as revenue as earned at a point-in-time.

There may, at times, be differences between the timing of revenue recognition and the contractual payment terms which result in the recognition of contract assets and liabilities. Contract assets primarily represent revenues recognized for performance obligations that have been satisfied but for which amounts have not been billed. Contract assets for unbilled receivables are included in accounts receivable at December 31, 2024.

The following table shows contract assets as of December 31, 2024 and 2023:

	2024	2023
Beginning balance	$—	$57,585
Unbilled accounts receivable	4,631,579	37,003
Reclassified to accounts receivable	(114,013)	(94,588)
Net adjustments (other)	(3,163)	—
Ending balance	$4,514,403	$—

Contract liabilities primarily represent billings or payments received in advance of revenue recognition and are contingent upon the satisfaction of performance obligations and are presented as deferred revenue in the consolidated balance sheets. The following table shows deferred revenue as of December 31, 2024 and 2023:

	2024	2023
Beginning balance	$461,208	$317,773
Revenue deferred	3,286,767	563,679
Revenue recognized	(672,606)	(420,244)
Ending balance	$3,075,369	$461,208

The Company notes that the entire deferred revenue balance at the beginning of each year was recognized as revenue in the subsequent year.

As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was $16,970,062. The Company expects to recognize approximately $13,420,662 within the next twelve months.

The Company elects the following practical expedients and policy elections when recognizing revenue and related contract costs: (1) to apply certain practical expedients with respect to disclosure requirements, (2) incremental costs of obtaining a contract are expensed when the amortization period is one year or less, (3) the transaction price excludes tax amounts assessed by governmental authorities that are both (i) imposed on and concurrent with specific revenue producing transactions and (ii) collected from customers, and (4) for platform and transfer agent subscriptions recognized over time, the Company recognizes revenue in the amount to which the Company has a right to invoice.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

SZ Credit Rewards Limited (“SZ Credit”), a subsidiary of Securitize Inc., recognizes revenue in accordance with applicable accounting standards related to lending and financial transactions. The primary source of revenue is the 2% annual facilitation fee charged on the loan amount, which is recognized over the loan term on an accrual basis. Additionally, any yield-related income generated from staked deUSD, if applicable, is recognized as earned, in accordance with contractual terms with Elixir. In cases where a loan defaults and SZ Credit liquidates the BUIDL collateral, any gains or losses from liquidation are recognized upon completion of the transaction. Revenue is only recorded when collectability is reasonably assured and performance obligations under smart contracts are satisfied.

Cost of Revenue

Cost of revenues consists of direct costs incurred to provide services to the Company’s customers. These costs include direct labor cost, which include salaries, wages, and benefits for employees directly involved in the servicing of customers for Decentralized Finance (“DeFi”) & Token Utility Services, Digital Fund Services, Digital Markets Distribution, On-Chain Infrastructure, and Tokenization & Digital Transfer Agent services. These costs do not include indirect labor costs which consist of sales and marketing personnel, research and development staff, general and administrative employees, and executive management. Other costs of revenues include contractor costs, security and identity verification costs, legal fees, shipping and postage and certain other costs incurred as a direct result of customer transactions.

Advertising

Advertising is expensed as incurred and included as a component of selling, general & administrative expenses in the consolidated statements of operations and comprehensive loss. Advertising expenses totaled $654,534 and $1,641,278 for the years ended December 31, 2024 and 2023, respectively.

Stock-based Compensation

The Company recognizes compensation costs resulting from the issuance of share-based awards as an expense in the statements of operations and comprehensive loss over the requisite service period based on a measurement of fair value for each award at the grant date.

The fair value of options is calculated using the Black-Scholes option pricing model. This option valuation model requires input of assumptions including, among others, the volatility of stock price, the expected life of the option and the risk-free interest rate. Due to its limited operating history and limited number of sales of its common stock, the Company estimates the volatility of its stock in consideration of a number of factors including the volatility of comparable public companies. The expected term of a stock option is the estimated period the options are expected to be outstanding and is calculated using the simplified method, which is based upon an average of the vesting period and the contractual term of the option. The Company has elected to recognize forfeitures related to share-based payments as they occur.

Income Taxes

For federal and state income taxes, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statements and the tax basis of assets and liabilities. Deferred income taxes are based upon prescribed rates and enacted laws at the end of the reporting period in the countries where the Company operates and expects to generate taxable income. A valuation allowance is recorded when it is more likely than not that some portion or all the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, the Company considers taxable income in prior carryback years, as permitted under the tax law, forecasted taxable earnings, tax planning strategies, and the expected timing of the reversal of temporary differences.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

This determination requires significant judgment, including assumptions about future taxable income that are based on historical and projected information and is performed on a jurisdiction-by-jurisdiction basis. Accordingly, the Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are realizable.

Tax positions taken or expected to be taken in the course of preparing the Company’s tax returns are required to be evaluated to determine whether the tax positions are “more likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There are no uncertain tax positions that require accrual or disclosure to the financial statements as of December 31, 2024 and 2023. The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. The Company had no material accruals for interest or penalties related to income tax matters as of December 31, 2024 and 2023.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash, investments, accounts receivable, and notes receivable. At times, deposits held may exceed the federally insured limits. The Company also notes that 77% of their cash and cash equivalents are BUIDL. BUIDL is a tokenized U.S. dollar-denominated fund which invests in U.S. Treasury bills and cash. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. Four customers constituted approximately 62% of the Company’s consolidated revenues for the year ended December 31, 2024 and each of these customers individually accounted for more than 10% of consolidated revenues. One customer constituted approximately 17% of the Company’s consolidated revenues for the year ended December 31, 2023. The Company does not believe there are any collectability concerns regarding these customers’ outstanding receivables balances.

The following table presents the Company’s major customers, who accounted for more than 10% of the Company’s consolidated revenue:

	For the Year Ended December 31, 2024		For the Year Ended December 31, 2023
Customer A	$4,000,000	21%	$—	—%
Customer B	2,713,785	15%	—	—%
Customer C	2,567,315	14%	—	—%
Customer D	2,169,869	12%	1,424,765	17%
Total	$11,450,969	62%	$1,424,765	17%

Leases

The Company applies the requirements of ASC 842, Leases, which requires an entity to recognize a right-of-use asset, representing the right to use an underlying asset for the lease term, and a lease liability, representing the obligation to make lease payments arising from a lease. The Company has evaluated its operating leases and determined the effect of recognizing the right-of-use assets and lease liabilities was immaterial and therefore are not recorded in these financial statements.

Loss Per Share

The Company follows the guidance in ASC 260, Earnings Per Share (“ASC 260”), which establishes standards regarding the computation of earnings per share, or EPS, by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of a company. The guidance requires earnings to be hypothetically allocated between the common, preferred, and other participating stockholders based on their respective rights to receive non-forfeitable dividends, whether or not declared. Participating securities include Convertible Preferred Stock.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Basic net income (loss) per common share (“EPS”) is calculated by dividing the net income (loss) attributable to common stockholders (after the reduction for any preferred stock and assuming current income for the period had been distributed) by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities.

Diluted loss per share reflects the potential dilution that could occur if stock options, convertible promissory notes, and convertible preferred stock converted by using the more dilutive of the (1) treasury stock method, reverse treasury stock method or if-converted method, as applicable, or (2) the two-class method. Under the two-class method, the net loss attributable to common stockholders is not allocated to the Convertible Preferred Stock as the preferred stockholders do not have a contractual obligation to share in the Company’s losses. In loss periods, basic and diluted net loss per share are identical because the otherwise dilutive potential common shares become anti-dilutive and are therefore excluded. Diluted loss per share excludes, when applicable, the potential impact of stock options, convertible promissory notes, convertible preferred stock, and other dilutive instruments because their effect would be anti-dilutive in the periods in which the Company incurs a net loss.

Diluted net income (loss) per share (“diluted EPS”) is computed by dividing the net income (loss) attributable to common stockholders adjusted for income (expenses), net of tax, related to any diluted securities, by the weighted-average number of shares of common stock and potentially dilutive securities outstanding for the period.

Segments

The Company reports operating segments in accordance with ASC 280, Segment Reporting (“ASC 280”), including the impact of adopting ASU 2023-07, as further described below. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and assesses performance. ASC 280 requires that a public enterprise report a measure of segment profit or loss, certain specific revenue and expense items, segment assets, information about the way operating segments were determined and other items.

The Company’s Chief Executive Officer is the chief operating decision maker (“CODM”). The CODM regularly reviews the Company’s results to assess performance and allocate resources on a consolidated basis and uses consolidated net income (loss), as reported on our Consolidated Statements of Operations, as the primary measure of segment profit or loss to evaluate company performance and to allocate and prioritize resources during the planning and forecasting process. The chief operating decision maker does not review any balance sheet information at any other level than on a consolidated basis and does not review any income statement information at any other level than on a consolidated basis, with the exception of revenue by business unit/service offering.

Recently Issues and Adopted Accounting Standards

In November 2023, the FASB issued ASU No. 2023-07 “Segment Reporting (“ASC 280”): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). This ASU requires interim and annual disclosure of significant segment expenses that are regularly provided to the chief operating decision-maker (“CODM”) and included within the reported measure of a segment’s profit or loss, requires interim disclosures about a reportable segment’s profit or loss and assets that are currently required annually, requires disclosure of the position and title of the CODM, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, and contains other disclosure requirements. This authoritative guidance is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this ASU in the current fiscal year and has included the required disclosures within these financial statements.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

On January 23, 2025, the Securities and Exchange Commission (“SEC”) rescinded Staff Accounting Bulletin No. 121 (“SAB 121”) and issued Staff Accounting Bulletin No. 122 (“SAB 122”) in its place. SAB 122 expands the scope of disclosure and recognition requirements for entities with digital asset holdings subject to “crypto asset safeguarding obligations.” While SAB 122 primarily addresses custodial arrangements, interpretive uncertainty remains regarding its applicability to entities utilizing third-party custodians or engaging in other digital asset treasury activities, including those involving DeFi protocols and certain stablecoins. If the Company’s activities are determined to give rise to additional safeguarding or ownership obligations under SAB 122, the Company may be required to recognize corresponding assets and liabilities, which could result in an increase in total reported assets and liabilities without a corresponding change in economic exposure. SAB 122 is required to be adopted for annual periods beginning after December 15, 2024, and must be applied retrospectively to all prior periods presented. The Company has adopted SAB 122 retrospective as of January 1, 2023. The adoption did not have a material impact on our financial statements for the years ended December 31, 2024 and 2023.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)”: Disaggregation of Income Statement Expenses. This update requires entities to disaggregate operating expenses into specific categories, such as salaries and wages, depreciation, and amortization, to provide enhanced transparency into the nature and function of expenses. In January 2025, the FASB issued ASU No. 2025-01, clarifying the effective date of ASU No. 2024-03 to be fiscal years beginning after December 15, 2026, with early adoption permitted, and interim periods beginning after December 15, 2027. ASU 2024-03 may be applied retrospectively or prospectively. The Company is currently evaluating the impact of ASU 2024-03 on its financial statement presentation and disclosures.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (“ASC 740”): Improvements to Income Tax Disclosures.” The new standard requires a company to expand its existing income tax disclosures, specifically related to the rate reconciliation and income taxes paid. The standard is effective for the Company for annual periods beginning after December 15, 2024, with early adoption permitted. The Company does not expect to early adopt the new standard. The new standard is expected to be applied prospectively, but retrospective application is permitted. The Company is currently evaluating the impact of ASU 2023-09 on its financial statements and related disclosures.

In October 2023, the FASB issued ASU 2023-06 to incorporate certain SEC disclosure requirements into the FASB Accounting Standards Codification. The amendments are intended to improve the clarity and consistency of disclosures by aligning U.S. GAAP with the SEC’s Disclosure Update and Simplification Initiative. The ASU includes various amendments across multiple topics, such as derivatives, collateralized assets, credit facilities, repurchase agreements, and interest rates on borrowings. The amendments will become effective upon removal of the related disclosure requirements from Regulation S-X or Regulation S-K by the SEC. The Company is currently evaluating the impact of ASU 2023-06 on its disclosures and does not expect the adoption to have a material effect on its financial position, results of operations, or cash flows.

3. ACQUISITIONS

Theorem Fund Services

On October 17, 2024, the Company completed the acquisition of all outstanding capital stock of Theorem. As a result, Theorem’s operating results have been consolidated into the Company’s financial statements effective from the acquisition date.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. ACQUISITIONS (cont.)

The following table summarizes the approximate values of consideration paid and the net assets acquired on the acquisition date:

Fair value of consideration transferred:
Cash, net of cash acquired	$5,501,675
Issuance of common stock (203,264 shares)	530,003
Portion of seller’s transaction costs paid by the Company	94,000
$6,125,678

Fair value of identifiable assets acquired and liabilities assumed:
Intangible assets	$3,100,000
Accounts receivable	231,406
Prepaid expenses and other assets	100,000
Hold back	(200,000)
Accrued expenses and other current liabilities	(345,000)
Net assets acquired	$2,886,406
Goodwill	$3,239,272

The total purchase consideration was $6,125,678, which included cash of $5,501,675, transaction costs paid of $94,000, and $530,003 of common stock of the Company. The Company issued 203,264 shares of common stock valued at approximately $2.61 per share. The Company’s common stock was fair valued using the income approach, specifically the discounted cash flow method, which is based on company projections and level 3 fair value inputs.

Acquired intangible assets include customer relationships, valued at approximately $3,100,000, while the trademark and non-compete agreements were determined to have de minimis values due to immediate rebranding and the retention of key personnel. The customer relationships were fair valued using a discounted cash flow method based on company projections. The goodwill represents the impact of the positive cash flow from Theorem in addition to expected synergies and the excess of the purchase price over the fair value of the net assets acquired in a business combination.

The following unaudited proforma financial information presents the consolidated results of operations of the Company and Theorem for the years ended December 31, 2024 and 2023, as if the acquisition had occurred as of beginning of the earliest period presented. The proforma information does not necessarily reflect the results of operations that would have occurred had the entities been a single company during those periods.

The following table shows the proforma financial information for the Company and Theorem:

	For the Years Ended December 31,
	2024	2023
Revenues	$24,991,744	$13,821,004
Net loss	(21,880,298)	(21,458,306)
Net loss per basic and diluted share	$(2.46)	$(2.50)

Weighted average common shares outstanding:
Basic and Diluted	8,909,777	8,574,121

Onramp Invest Inc.

On August 14, 2023, the Company purchased all of the outstanding capital stock of Onramp. Accordingly, the results of operations for Onramp have been included in the financial statements from that date forward.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. ACQUISITIONS (cont.)

The following table summarizes the approximate values of consideration paid and the net assets acquired on the acquisition date:

Fair value of consideration transferred:
Issuance of common stock (544,508 shares)	$11,778,609
Total fair value of consideration transferred	$11,778,609
Fair value of identifiable assets acquired and liabilities assumed:
Cash	$1,385,000
Intangible assets	1,240,000
Prepaid expenses and other assets	231,881
Accounts receivable	14,000
Accounts payable	(13,000)
Accrued expenses and other current liabilities	(75,000)
Net assets acquired	$2,782,881

Goodwill	$8,995,728

The total purchase consideration was approximately $11,779,000, which consisted entirely of common stock of the Company. The Company provided 544,508 shares of common stock valued at approximately $21.63 per share. The Company’s common stock was fair valued using the discounted cash flow method based on Company projections and level 3 fair value inputs.

Acquired intangible assets consists of technology, trademark and customer relationships with fair values of approximately $750,000, $400,000, and $90,000, respectively. The goodwill represents expected synergies from the business combination as well as the excess of the purchase price over the fair value of the net assets acquired in a business combination.

The Company incurred $275,000 and $1,106,554 in transaction-related expenses related to the acquisition of Onramp for the years ended December 31, 2024 and 2023. These costs are included in Acquisition-related Transaction Costs on the Company’s consolidated statements of operations and comprehensive loss.

The following unaudited proforma financial information presents the consolidated results of operations of the Company and Onramp for the years ended December 31, 2024 and 2023, as if the acquisition had occurred as of beginning of the earliest period presented. The proforma information does not necessarily reflect the results of operations that would have occurred had the entities been a single company during those periods.

The following table shows the proforma financial information for the Company and Onramp:

	For the Years Ended December 31,
	2024	2023
Revenues	$18,699,043	$8,282,027
Net loss	(20,183,473)	(23,368,325)
Net loss per basic and diluted share	$(2.31)	$(2.68)

Weighted average common shares outstanding:
Basic and Diluted	8,748,721	8,706,513

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENTS IN MARKETABLE SECURITIES

The following table presents the cost and fair value of investments:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2024
U.S. Treasury bills	$1,290,517	$—	$(21,144)	$1,269,373
	$1,290,517	$—	$(21,144)	$1,269,373

December 31, 2023
U.S. Treasury bills	$8,744,542	$106,248	$(4,649)	$8,846,141
	$8,744,542	$106,248	$(4,649)	$8,846,141

The following table reflects information about investments held at an unrealized loss position:

	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2024
U.S. Treasury bills	$1,269,373	$(21,144)	$—	$—	$1,269,373	$(21,144)

December 31, 2023
U.S. Treasury bills	$1,603,549	$(4,649)	$—	$—	$1,603,549	$(4,649)

When evaluating investments for credit losses, the Company considers multiple factors, including the duration and extent of fair value declines, the financial condition of the issuer, and whether the Company intends to sell or is more likely than not to be required to sell the investment before recovery of its amortized cost basis. The Company determined that the declines in fair value of its investments in 2024 and 2023 were primarily driven by changes in market interest rates, which affected the valuation of fixed-income securities, including U.S. Treasury holdings. Accordingly, the Company concluded that no credit losses were recognized on its investment portfolio during the years ended December 31, 2024 and 2023.

All of the U.S. Treasury bills held at December 31, 2024 are scheduled to mature during 2025.

5. NOTES RECEIVABLE

Notes Receivable, Related Parties

In January 2019, the Company provided funds in the form of a promissory note, as most recently amended in December 2022, totaling $89,879 to Batch 22X Ltd. (“Batch 22X”), which is managed by the co-founders and members of the Company’s management. There is no interest due and the note matures on December 31, 2029. The outstanding balance of the note totaled $66,109 as of December 31, 2024 and 2023. The Company notes that the balance of this note was recorded as Notes receivable, related parties on the Company’s consolidated balance sheet as of December 31, 2024 and 2023.

In February 2022, the Company executed an unsecured credit facility to a related party, Securitize KKR Platform SPC, LTC (“Securitize KKR”), with a maximum loan amount not to exceed $15,000,000. Securitize Capital is the General Partner of Securitize KKR. The borrower may repay each advance at any time or from time to time, provided that each advance is repaid in full prior to the 5-year anniversary of each advance. This credit facility does not provide for a stated interest charge. The outstanding balance was $3,232,059 and $3,990,844 on December 31, 2024 and 2023, respectively. The Company notes that the balance of this note was recorded as Notes receivable, related parties on the Company’s consolidated balance sheet as of December 31, 2024 and 2023.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. NOTES RECEIVABLE (cont.)

On July 14, 2023, the Company signed a loan agreement with Securitize Capital Hamilton Lane Equity Opportunity Fund LP (“Securitize Capital Hamilton Lane Fund”), a related party, for up to $7,000,000. Borrower may repay the loan at any time but must fully repay each advance no later than 5 years from its date. This note is interest free. Borrowers can request advances at least one business day before the desired date of advance, subject to the maximum loan amount not being exceeded. The outstanding balance was $471,859 and $4,653,337 on December 31, 2024 and 2023, respectively. The Company notes that the balance of this note was recorded as Notes receivable, related parties on the Company’s consolidated balance sheet as of December 31, 2024 and 2023.

Notes Receivable, Officer

In March 2022, the Company provided funds in the form of a secured recourse promissory note totaling $3,000,000 to an officer of the Company. The loan bears interest at the daily Secured Overnight Financing Rate (“SOFR”) plus 100 basis points (6.38% and 5.49% as of December 31, 2024, and 2023, respectively) and was originally scheduled to mature on March 17, 2025. For the years ended December 31, 2024 and 2023, the Company recognized interest income related to the note receivable in the amounts of $178,243 and $215,821, respectively. In 2024, the maturity date was extended to March 17, 2027. The officer pledged 166,667 shares of the Company’s common stock as collateral for the note. As of December 31, 2024 and 2023, the outstanding balance of the note was $3,000,000. The Company notes that the balance of this note was recorded as Notes receivable, officer on the Company’s consolidated balance sheet as of December 31, 2024 and 2023.

6. DIGITAL ASSETS

The Company’s digital assets for the year ended December 31, 2023 were not significant.

The following table presents the Company’s digital assets for the year ended December 31, 2024:

2024
Digital assets held at fair value	$31,246
Stablecoins held at fair value	21,022,818
Total digital assets	$21,054,064

Digital assets held at fair value (in the scope of ASC 350-60)

The Company notes that their digital assets held at fair value were not material and are therefore included in other noncurrent assets on the consolidated balance sheets as of December 31, 2024.

Stablecoins held at fair value

The Company’s primary stablecoin holdings consist of Elixir (deUSD). The balance of stablecoins held was $21,022,818 as of December 31, 2024. The following table summarizes units held, cost basis, and fair value of stablecoins as of December 31:

2024
Asset	Symbol	Quantity of Digital assets held	Cost basis	Fair value
Elixir	deUSD	21,000,000	$21,000,000	$21,000,000
Tether	USDT	22,818	$22,818	$22,818

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. DIGITAL ASSETS (cont.)

The following table presents a roll-forward of the Company’s stablecoin holdings, recorded at fair value, during the year ended December 31, 2024:

2024
Stablecoins, held at fair value, beginning of year	$113,918
Additions	21,000,000
Sold during the year	(91,100)
Stablecoins, held at fair value, end of year	$21,022,818

The Company notes that stablecoin balances and activity for the year ended December 31, 2023 were not material and therefore are not presented herein.

7. PROPERTY AND EQUIPMENT

The following table presents the Company’s property and equipment at December 31, 2024 and 2023:

	2024	2023
Computer equipment	$276,455	$279,546
Furniture and fixtures	6,032	6,302
	282,487	285,848
Less: Accumulated depreciation	(207,853)	(152,388)
Property and equipment, net	$74,634	$133,460

Depreciation expense amounted to $55,465 and $46,716 for the years ended December 31, 2024 and 2023, respectively.

8. INTANGIBLE ASSETS AND GOODWILL

Intangible Assets

The following table presents what intangible assets consist of at December 31, 2024 and 2023:

December 31, 2024	Gross Amount	Accumulated Amortization	Net Carrying Value
Definite-lived intangible assets:
Customer relationships	$14,854,931	$(4,321,198)	$10,533,733
Technology	750,000	(200,000)	550,000
Trademarks	400,000	(35,556)	364,444
Non-compete agreements	240,000	(183,111)	56,889
Licenses	120,150	(68,085)	52,065
Indefinite-lived intangible assets:
Trading license	2,430,000	—	2,430,000
	$18,795,081	$(4,807,950)	$13,987,131

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. INTANGIBLE ASSETS AND GOODWILL (cont.)

December 31, 2023
Definite-lived intangible assets:
Customer relationships	$11,754,931	$(3,365,506)	$8,389,425
Technology	750,000	(50,000)	700,000
Trademarks	400,000	(8,889)	391,111
Non-compete agreements	240,000	(113,778)	126,222
Licenses	120,150	(44,055)	76,095
Indefinite-lived intangible assets:
Trading license	2,430,000	—	2,430,000
	$15,695,081	$(3,582,228)	$12,112,853

Definite-lived intangible assets

Amortization expense was approximately $1,225,722 and $1,490,121 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, expected future amortization expense is as follows:

Year Ending December 31,
2025	$1,358,222
2026	1,336,000
2027	1,302,641
2028	1,245,970
2029	1,145,970
Thereafter	5,168,328
$11,557,131

Indefinite-lived intangible assets (excluding goodwill)

As of October 1, 2024 and 2023, the Company performed its annual qualitative impairment assessments of its trading license. In each period, management evaluated a range of factors that could affect the fair value of the asset, including macroeconomic conditions, industry and market trends, the regulatory and legal environment, cost structure, overall financial performance, changes in the carrying amount of the asset, and other entity-specific considerations.

Based on these qualitative analyses, management concluded in both years that it is more likely than not that the fair value of the trading license exceeded its carrying amount. Accordingly, no quantitative impairment tests were deemed necessary, and no impairment charges were recorded for the years ended December 31, 2024 and 2023.

The trading license continues to be classified as an indefinite-lived intangible asset, and management will continue to monitor relevant factors that could impact its recoverability.

Goodwill

In connection with the acquisitions outlined in Note 3, the excess of the purchase price over the estimated fair value of the net assets assumed was recognized as goodwill. The following table summarizes the changes in the carrying amount of Goodwill for the year ended December 31, 2024 and 2023:

January 1, 2023	$10,513,040
Goodwill recognized in connection with the Onramp acquisition	8,995,728
December 31, 2023	19,508,768
Goodwill recognized in connection with the Theorem acquisition	3,239,272
December 31, 2024	$22,748,040

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. INTANGIBLE ASSETS AND GOODWILL (cont.)

The Company performs its annual goodwill impairment test as of October 1 in accordance with ASC 350, Intangibles — Goodwill and Other. In the current year, the Company elected to perform a qualitative assessment to determine whether it is more likely than not that the fair value of any of its reporting units is less than their respective carrying amounts, including goodwill. In conducting this assessment, management considered the totality of relevant events and circumstances as outlined in ASC 350-20-35-3C, including but not limited to: macroeconomic conditions and industry trends; changes in the Company’s overall financial performance; market capitalization and share price trends; operational results and forecasts for each reporting unit; access to capital and cost of financing; entity-specific developments such as changes in management, strategy, or customer base.

Based on this evaluation, management concluded that it is not more likely than not that the fair value of any reporting unit is less than its carrying amount. Therefore, no quantitative impairment test was deemed necessary. This conclusion reflects management’s judgment that the reporting units continue to generate stable cash flows, operate in favorable market conditions, and maintain a sufficient cushion between fair value and carrying amount. The Company will continue to monitor relevant factors and perform interim impairment assessments if triggering events occur.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The following table shows what accrued expenses and other current liabilities consist of at December 31, 2024 and 2023:

	2024	2023
Accrued compensation	$1,259,606	$1,253,594
Interest payable	2,328,094	—
Accrued professional fees and other	660,759	942,784
Total accrued expenses and other current liabilities	$4,248,459	$2,196,378

10. DEBT

The Company’s cost basis of outstanding debt consisted of the following at the periods indicated:

	Effective Interest Rate	Maturity Date	2024	2023
Long-Term Debt
Simple agreements for future equity	—	—	$4,845,000	$4,845,000
Hamilton Lane SF6 note payable	—	April 2029	2,474,384	5,000,000
Convertible promissory notes payable, net of issuance costs	5%	January – October 2027	49,867,511	—
Total Long-Term Debt			$57,186,895	$9,845,000

Interest expense on outstanding debt totaled $2,144,944 for the years ended December 31, 2024. The Company did not incur interest expense from outstanding debt in 2023, as the convertible promissory notes were issued during the year ended December 31, 2024.

Simple Agreements for Future Equity

During 2021, the Company secured proceeds of $4,845,000 in connection with the execution of Simple Agreements for Future Equity (“SAFEs”) with investors. Upon the closing of an equity financing of at least $50,000,000, as defined in the agreements, the SAFEs will automatically convert into shares of preferred stock, equal to the SAFE purchase amount divided by the purchase price in the equity financing. If there is a liquidity event, defined as a change of control or an initial public offering, the SAFE holders will be entitled to receive a portion of the proceeds equal to the greater of the SAFE purchase amount or the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price, as defined in the agreements.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. DEBT (cont.)

There were no additional SAFEs executed during the years ended December 31, 2024 and 2023. The SAFEs do not have a maturity date and do not bear interest. Based on the terms of the agreements, the Company has classified the SAFEs as liabilities under ASC 480, as the SAFEs embody obligations to deliver a variable number of shares or cash upon the occurrence of certain future events.

Hamilton Lane SF6

The Company was provided $6,000,000 from investors which is then transferred to the Hamilton Lane SF6 — Securitize Tokenized Feeder Fund, Ltd upon certain capital calls. The Company is required to fund Hamilton Lane SF6 — Securitize Tokenized Feeder Fund, Ltd via these capital calls with the funds provided by the investors, and the entire amount is due and payable in full no later than five years from the date of the respective advance. This obligation bears 0% interest and as of December 31, 2024, the outstanding balance under the obligation was approximately $2,474,000. This obligation represents the amount as of December 31, 2024 that is required to be funded to Hamilton Lane SF6 — Securitize Tokenized Feeder Fund, Ltd via open capital calls.

Convertible Promissory Notes Payable

The Convertible Notes have been classified as a liability in accordance with ASC 470.

Issuance costs for the Convertible Promissory Notes Payable totaled $56,822. These costs are being amortized over the term of the related debt and as of December 31, 2024, $47,489 of unamortized expense remains on the consolidated balance sheet and is netted against the carrying value of the loan. For the year ended December 31, 2024, $9,333 has been amortized and is included in interest expense in the consolidated statement of operations.

The instrument’s primary purpose is to facilitate equity conversion rather than to settle a fixed monetary obligation, with the fixed monetary amount serving as a basis for conversion rather than repayment. The Convertible Notes require settlement in cash upon a change in control of the Company, otherwise there are no cash settlement requirements.

The Convertible Notes are senior to other secured indebtedness and carry a 5% annual interest rate, which compounds until either full repayment or conversion. The note matures 36 months from the date of issuance. It includes multiple conversion triggers: non-qualified financing, change of control, and the maturity date.

In the event of a non-qualified financing, such as a smaller financing round or a Qualified IPO, investors may elect to convert their notes into the same securities issued in that round, at the same price per share paid by other investors.

If a change of control occurs, the investor is entitled to repayment of the full outstanding balance, including both principal and any accrued unpaid interest.

If the note is not converted earlier, it will convert at maturity into a newly authorized Series B-5 Senior Preferred Stock. This stock carries a 1.0x non-participating senior liquidation preference and will convert at a price equal to 75% of the most recently issued preferred equity price.

Embedded Features

The Company evaluated the embedded put features in accordance with ASC 815-15-25. The Convertible Notes were considered more akin to a debt-type instrument and the economic characteristics and risks of some embedded conversion features were not considered clearly and closely related to the Convertible Notes. Accordingly, these embedded features were bifurcated from the Convertible Notes and separately accounted for on a combined basis at fair value as a single derivative liability. The Company allocated $9,923,000 of the net proceeds received to a derivative liability based on the aggregate fair value of the embedded features on the date of issuance which reduced the net carrying value of the Convertible Notes. The derivative is accounted for at fair value with subsequent changes in the fair value being reported as change in fair value of derivative liability in the Consolidated Statement

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. DEBT (cont.)

of Operations. The Convertible Notes will be reported at carrying value, with the initial value of the derivative representing a discount which will be accreted over the life of the Convertible Notes using the effective interest method. Management used a scenario-based analysis to estimate the fair value of the bifurcated embedded derivative liability at issuance of the Notes and as of December 31, 2024.

The proceeds received upon issuing the Notes were first allocated to the fair value of the bifurcated embedded derivative with the remainder to the allocated to the debt host instrument. The Company recognized a loss of $1,370,000 for the year ended December 31, 2024 due to the estimated increase in fair value of the bifurcated embedded derivative liability.

Line of Credit

The Company is party to a line of credit with a financial institution, which provides for a total commitment based on a percentage of the Company’s investments held with the financial institution. The balance of outstanding borrowings will incur interest at a variable rate based on the One-Month SOFR plus 65 basis points (5.99% at December 31, 2024). Total commitment availability on the line of credit amounted to $14,000,000 as of December 31, 2024. There were no outstanding borrowings on the line of credit during 2024 and 2023.

The following table depicts the timing of future minimum debt payments as of December 31, 2024:

Years Ending December 31,
2025	$—
2026	—
2027	49,915,000
2028	—
2029	2,474,384
Thereafter	—
Total	$52,389,384

11. STOCKHOLDERS’ EQUITY

Preferred Stock Issuances

The Company’s Board authorized the creation of Series A, B-1, B-2, B-3, and B-4 preferred stock across various dates from 2018 to 2022. The issuances include 3,206,338 shares of Series A preferred stock, 2,881,387 shares of Series B-1 preferred stock, 2,630,197 shares of Series B-2 preferred stock, 1,219,998 shares of Series B-3 preferred stock, and 1,667,734 shares of Series B-4 preferred stock, all with a par value of $0.0001 per share.

The Preferred Stock is conditionally redeemable at the option of the holder upon the occurrence of certain events outside the Company’s control, including a change in control or liquidation. In accordance with ASC 480-10-S99, the Series A, B-1, B-2, B-3, and B-4 Preferred Stock is classified as mezzanine equity, outside of permanent stockholders’ equity on the consolidated balance sheets.

In connection with the Series B-1 preferred stock issuance, the Company issued an option to the lead investor in the Series B-1 funding round to purchase up to $20,000,000 of shares of Option Preferred Stock at an exercise price of $15.56 per share upon the occurrence of a subsequent capital raise that raises over $30,000,000 in cash, an IPO, or a deemed liquidation event. The option was determined to be a freestanding liability classified instrument under ASC 480, and is accounted for at fair value with subsequent changes in the fair value being reported as a change in fair value of option liability in the consolidated statements of operations.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. STOCKHOLDERS’ EQUITY (cont.)

Common Stock Issuances

In connection with the Onramp acquisition, the Company issued 544,508 shares of Common Stock to the seller of Onramp with a fair value of $11,778,609.

In connection with the acquisition of Theorem Fund Services, the Company issued 203,264 shares of Common Stock to the sellers of Theorem with a fair value of $530,003.

Pursuant to the Fourth Amended and Restated, the Certificate of Incorporation, most recently amended October 28, 2024, the Company was authorized to issue 31,898,440 shares of Common Stock.

Rights and Preferences

The rights and preferences of Preferred Stock and Common are as follows:

Preferred Stock

The rights, preferences, and privileges of the Company’s outstanding Series A, B-1, B-2, B-3, and B-4 Preferred Stock regarding dividend rights and conversion rights are materially consistent across all series. Each series of preferred stock has different voting rights and liquidation privileges, along with differences in Original Issue Price and Conversion Price.

Voting Rights

The holder of each share of Preferred Stock has the right to one vote for each whole share of common stock into which such Preferred Stock held could convert. The holder of each share of Series A, Series B-1, and Series B-2 Preferred Stock has the right to elect a Preferred Director, while the Series B-3 and B-4 Preferred Stock do not have the right to elect a Preferred Director.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into common stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend; or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price (“OIP”) of such class or series of capital stock, subject to adjustment as defined in the Company’s Amended and Restated Certificate of Incorporation, and (B) multiplying such fraction by an amount equal to the Series A OIP, Series B-1 OIP, Series B-2 OIP, Series B-3 OIP or Series B-4 OIP, as applicable; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The Series A OIP is $4.835 per share, the Series B-1 OIP is $9.079 per share, the Series B-2 OIP is $7.263 per share, the Series B-3 OIP is $18.00 per share, and the Series B-4 OIP is $21.60 per share, subject to adjustment as defined in the Company’s Amended and Restated Certificate of Incorporation.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. STOCKHOLDERS’ EQUITY (cont.)

Deemed Liquidation Events

Under the terms of the Company’s Preferred Stock, certain transactions are classified as Deemed Liquidation Events, which may trigger redemption rights for preferred shareholders. These events include:

•        Mergers or consolidations involving the Company or its subsidiaries, unless existing shareholders retain a majority of voting power in the surviving entity with substantially the same rights and preferences.

•        Sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the Company’s assets (including intellectual property), or the sale of subsidiaries holding substantially all assets, unless the transaction is with a wholly owned subsidiary.

If a Deemed Liquidation Event occurs and the Company does not dissolve within 60 days, preferred shareholders may elect to have their shares redeemed for the applicable liquidation amount, subject to available proceeds and Delaware law. Redemption notices will be issued, and rights to dividends and conversion will cease on the redemption date.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Stock have preference in the amount of equal to the greater of (i) one times the applicable OIP, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Liquidation Event (as defined). If insufficient assets and funds are available to permit payment to the Preferred Stockholders, then all available assets and funds shall be distributed to the Preferred Stockholders on a pro rata basis.

The Company notes that each series of Preferred Stock receive payment upon liquidation in the amount of the preference payment per the terms of the agreement. The Series B-4 Preferred Stock holders receive preference over all other preferred stock holders, while the Series B-3 Preferred Stock holders receive preference over the Series B-2, B-1, and A Preferred Stock holders. The Series B-2 and B-1 Preferred Stock holders receive preference over Series A Preferred Stock holders.

Conversion Rights

Each share of Preferred Stock is convertible at any time at the option of the holder into Common Stock as determined by dividing the applicable OIP by the applicable Conversion Price in effect at the time of conversion. The Conversion Price is initially set at $4.835 for Series A, $9.079 for Series B-1, $7.263 for Series B-2, $18.00 for Series B-3, and $21.60 for Series B-4.

If the Company consummates a public offering from which the Company receives net proceeds of at least $80,000,000 all outstanding shares of Preferred Stock shall be converted into Common Stock. Outstanding shares of Preferred Stock shall also be converted if the holders of a majority of the outstanding shares for a given Preferred Stock class elect to convert.

Common Stock

The holders of Common Stock shall be entitled to one vote for each share held with respect to all matters voted on by the stockholders of the Company.

In the event of a Liquidation Event (as defined), either voluntary or involuntary, after the payment of all preferential amounts required to be paid to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of Common Stock on a pro rata basis.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. SHARE-BASED COMPENSATION

The Company may grant incentive and non-qualified stock options to the Company’s employees, consultants, and directors to purchase shares of the Company’s Common Stock under the 2018 Equity Incentive Plan, as amended (the “2018 Plan”). Incentive stock options may be granted at an exercise price of not less than 100% of the estimated fair value of the stock at the date of the grant as determined by the Board of Directors and generally vest over a three to four-year period. Options are exercisable for up to ten years from the date of grant once vested. If incentive stock options are granted to a stockholder who owns more than 10% of the voting power of all classes of stock of the Company, the exercise price of the incentive stock options must be at least 110% of the estimated fair value of the Common Stock at the date of the grant.

At December 31, 2024, the aggregate number of shares of Common Stock that may be issued pursuant to the 2018 Plan is 5,100,000 and the number of shares available for future grants under the 2018 Plan is 1,429,194.

The following table provides a summary of the Company’s stock option activity:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2023	2,386,094	$1.67
Granted	1,284,712	1.65
Forfeited	(394,183)	1.52
Expired	(83,179)	1.64
Outstanding at December 31, 2024	3,193,444	$1.66	6.73
Exercisable at December 31, 2024	1,721,235	$1.66	6.08

The following assumptions were used to estimate the fair value of stock options granted for the years ended December 31, 2024 and 2023 using the Black-Scholes option pricing model:

	2024	2023
Risk-free interest rate	3.49% – 4.47%	3.54% – 4.38%
Weighted average expected life (years)	6.25%	6.10%
Volatility	65.53% – 72.42%	35.7% – 41.7%
Dividend rate	—%	—%

In determining the exercise prices for options granted, the Company’s Board of Directors has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been determined by the Board of Directors after considering a broad range of factors, including the results of a third-party valuation, the illiquid nature of an investment in the Company’s common stock, the Company’s performance and financial position and the Company’s future prospects and opportunity for liquidity events. The Company utilized guideline public companies in the estimate of expected volatility disclosed above.

The Company prepared a 409A analysis to fair value the common stock as of the date of the grant. For the 2024 409A valuation, the Company utilized both an income-based approach using discounted cash flows based on company forecasts and a market-based approach using guideline public companies, equally weighting both approaches at 50%. For the 2023 409A valuation, the Company utilized an income-based approach using discounted cash flows based on company forecasts.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. SHARE-BASED COMPENSATION (cont.)

As of December 31, 2024, there was approximately $1,617,644 of unrecognized compensation expense related to stock-based compensation arrangements granted under the 2018 Plan, which is expected to be recognized over a weighted average period of approximately 5 years.

The weighted average grant-date fair value of the stock options was $1.13 and $0.53 for the years ended December 31, 2024 and 2023, respectively. The fair value of shares vested during the year ended December 31, 2024 was $823,621.

13. INCOME TAXES

The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, the Company considers taxable income in prior carryback years, as permitted under the tax law, forecasted taxable earnings, tax planning strategies, and the expected timing of the reversal of temporary differences. This determination requires significant judgment, including assumptions about future taxable income that are based on historical and projected information and is performed on a jurisdiction-by-jurisdiction basis.

The Company continues to maintain a full valuation allowance against its deferred tax assets. During the years ended December 31, 2024 and 2023, management assessed the positive and negative evidence in its operations, and concluded that it is more likely than not that its deferred tax assets as of December 31, 2024 and 2023 will not be realized given the Company’s history of operating losses. The valuation allowance against deferred tax assets increased by approximately $5,782,000 and $9,362,000 during 2024 and 2023, respectively, related to a full valuation allowance primarily recorded against capitalized research expenditures and additional net operating losses generated in the year.

As of December 31, 2024, the Company had federal net operating losses of $90,985,000. The Company’s federal net operating losses incurred prior to 2018 totaling $1,000 expire through 2037, while its federal net operating losses incurred in 2018 to 2024 totaling $90,984,000 can be carried forward indefinitely, but are limited to 80% utilization against future taxable income each year. As of December 31, 2023, the Company had federal net operating losses of $80,956,000, which may be available to offset future federal income tax liabilities.

As of December 31, 2024, the Company had post-apportioned state net operating losses of $61,294,000 that can generally be carried forward 20 years and will expire at various dates through 2044. As of December 31, 2023, the Company had post-apportioned state net operating losses of $50,483,000 that can generally be carried forward 20 years and will expire at various dates through 2043.

As of December 31, 2024, the Company had capital losses of $670,000 that can generally be carried forward 5 years and will expire at various dates through 2028. As of December 31, 2023, the Company had capital loss carryforwards of $709,000. As of December 31, 2024, the Company had foreign net operating losses of $7,246,000 that can generally be carried forward 10 years and will expire at various dates through 2034. As of December 31, 2023, the Company had foreign net operating losses of $6,185,000.

Pursuant to Internal Revenue Code Sections 382 and 383, annual use of the Company’s federal and state net operating losses and other carryforward tax attributes may be limited in the event a cumulative change in ownership of more than 50% that occurs within a three-year period. The Company has not completed an ownership change analysis pursuant to IRS Section 382. If ownership changes have occurred or occur in the future, the amount of remaining tax attribute carryforwards available to offset taxable income and income tax expense in future years may be restricted or eliminated. If eliminated, the related asset would be removed from deferred tax assets with a corresponding reduction in the valuation allowance.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. INCOME TAXES (cont.)

The Tax Cuts and Jobs Act resulted in significant changes to the treatment of research or experimental (“R&E”) expenditures under Section 174. For tax years beginning after December 31, 2021, taxpayers are required to capitalize and amortize all R&E expenditures that are paid or incurred in connection with their trade or business which represent costs in the experimental or laboratory sense. Specifically, costs for U.S. based R&E activities must be amortized over five years and costs for foreign R&E activities must be amortized over 15 years; both using a midyear convention. The Company implemented this standard on January 1, 2022, noting that the impact on the Company’s consolidated financial statements was immaterial.

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”). The OBBBA includes significant changes to U.S. tax law, including making permanent certain provisions originally enacted under the Tax Cuts and Jobs Act, such as 100% bonus depreciation, the immediate expensing of domestic research and development costs, and the limitation on the deductibility of business interest expense. The Company is currently evaluating the potential impact of the OBBBA on its consolidated financial statements and related disclosures. Any material effects identified through this evaluation will be reflected in the Company’s consolidated financial statements for the period ending December 31, 2025.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions. The Company recognizes liabilities for uncertain tax positions based on a two-step process. First, management determines whether it is more likely than not that the tax positions will be sustained on audit, including resolution of related appeals or litigation processes, based on their technical merits. Second, management measures the tax benefit of those positions as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. While the Company believes that it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcome of examinations by tax authorities in determining the adequacy of its provision for income taxes. As of December 31, 2024 and 2023, the Company did not have any uncertain tax positions.

The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of December 31, 2024 and 2023, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheet.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. There are currently no pending income tax examinations. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state and foreign tax authorities to the extent the tax attributes are utilized in a future period.

The components of income/(loss) before provision for/(benefit from) income taxes are:

	Year ended December 31,
	2024	2023
Domestic	$(24,698,799)	$(21,322,789)
Foreign	4,606,222	(801,297)
	$(20,092,577)	$(22,124,086)

The income tax provision recorded for the period ended December 31, 2024, primarily relates to current foreign taxes due and the increase in the naked deferred tax liability on goodwill. The income tax benefit recorded for the period ended December 31, 2023, primarily relates to the release of a deferred tax liability recorded as part of the opening balance sheet accounting for the Pacific Stock Transfer Company acquisition partially offset by current foreign taxes due.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. INCOME TAXES (cont.)

The components of the provision/(benefit) for income taxes are:

	Year ended December 31,
	2024	2023
Current
Federal	$—	$—
State	—	—
Foreign	33,173	52,279
Total current provision for income taxes	$33,173	$52,279

Deferred
Federal	$26,971	$(550,754)
State	30,752	(120,787)
Foreign	—	—
Total deferred provision (benefit) for income taxes	57,723	(671,541)
Total provision (benefit) for income taxes	$90,896	$(619,262)

A reconciliation of the statutory tax rates and the effective tax rates for the years ended December 31, 2024 and 2023 is as follows:

	Year ended December 31,
	2024		2023
	Amount	%	Amount	%
Federal income taxes at 21%	$(4,177,441)	21.00%	$(4,646,058)	21.00%
State income taxes, net of federal benefit and tax credits	8,301	(0.04)%	35,646	(0.16)%
Change in valuation allowance	3,222,406	(16.20)%	5,515,571	(24.93)%
Foreign rate differential	(1,233,490)	6.20%	(92,384)	0.42%
Permanent differences	2,250,876	(11.32)%	(676,630)	3.06%
Deferred tax true-up	—	—%	(755,407)	3.41%
State rate change	20,244	(0.10)%	—	—%
	$90,896	(0.46)%	$(619,262)	2.80%

Significant components of the company’s net deferred tax assets and liabilities as of December 31, 2024 and 2023 are as follows:

	Year ended December 31,
	2024	2023
Deferred tax assets
Net operating losses	$25,163,183	$20,660,307
Capitalized R&D expenses	2,882,250	1,772,502
Capital loss carryforward	188,164	183,677
Accruals and reserves	636,378	529,539
Fixed assets	13,210	10,293
Other	52,885	24,749
Gross deferred tax asset	28,936,070	23,181,067
Valuation allowance	(28,656,394)	(22,874,610)
Net deferred tax asset	279,676	306,457

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. INCOME TAXES (cont.)

	Year ended December 31,
	2024	2023
Deferred tax liabilities
Other	(218,795)	(194,795)
Intangible assets	(202,469)	(195,528)
Deferred tax liabilities	(421,264)	(390,323)
Net deferred tax liabilities	$(141,588)	$(83,866)

14. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan (the “Plan”), which is offered to all eligible employees of the Company. The Plan allows employees to contribute up to the lesser of 50% of eligible compensation or the federally specified limit. The Company makes a matching contribution of 50% of the first 4% of compensation deferred. During the years ended December 31, 2024 and 2023, the Company contributed $278,900 and $345,905 to the Plan, respectively.

15. RELATED PARTY TRANSACTIONS

The Company owns 70,833 digital tokens issued by 22X Fund (which is an investment fund that was created by Batch 22X), valued at $10,625 as of December 31, 2024 and 2023. This amount is included within ‘Intangible assets, net’ in the consolidated balance sheets. The Company maintains a loan receivable from Batch 22X.

As further described in Note 5, the Company is party to separate notes receivables issued to related parties, Securitize KKR, and Securitize Capital Hamilton Lane Fund, as well as a note receivable to an officer of the Company.

In February 2023, the Company entered into a loan agreement with Securitize Capital Platform SPC LTD (“Securitize Capital BVI”), a related party entity incorporated in the British Virgin Islands and managed by the Company. Under the terms of the agreement, Securitize Capital BVI agreed to provide the Company with up to $5,000,000 on an unsecured, interest-free basis, with repayment due five years from the advance date in February 2028. As of December 31, 2023, the full commitment of $5,000,000 was outstanding. During the year ended December 31, 2024, the Company fully repaid the outstanding balance of $5,000,000 to Securitize Capital BVI, and the loan arrangement was formally cancelled.

Promissory Note and Loan Advance to Tiny Ventures, LLC — Related Parties

In December 2024, the Company advanced $199,062 to Tiny Ventures, LLC, and received tokenized funds as collateral under the terms of a secured Master Loan and Security Agreement. The loan carries a 2.00% annual facilitation fee, which is accrued and deducted from collateral at each NAV valuation date. The loan is secured by tokenized funds with a required Collateral-to-Loan ratio of 128% and is subject to rebalancing and liquidation provisions if collateral coverage falls below defined thresholds. The Company obtains control over the collateral assets, which it uses to participate in liquid staking activities with the Elixir Network, as specified in the agreement. Additionally, on August 18, 2024, the Company issued a promissory note to the Lucio-Finn Revocable Trust for a principal amount of 83.51993162 BTC, bearing interest at 2.95% per annum, payable in Bitcoin, and maturing six months from issuance. This note is unsecured and may be prepaid without penalty, with interest and principal due at maturity unless repaid earlier. Both obligations were fully paid with a remaining balance of $0 as of December 31, 2024. Both Tiny Ventures, LLC and the Lucio-Finn Revocable Trust are related party entities due to their association with a founder of the Company.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. LENDING AND COLLATERALIZATION ARRANGEMENTS INVOLVING BUIDL TOKENS

During 2024, the Company became party to a lending arrangement, governed by a Master Loan and Security Agreement (MLSA), with certain investors of the BUIDL tokenized fund (the “counterparties”). Under the MLSA, the Company is subject to making advances to the counterparties in exchange for transferring BUIDL tokens as collateral on the loans. These loans receivable bear an annual facilitation fee of 2.00% which accrues until settled as a deduction from the collateral balance remitted back to the counterparties. The loans have no specified maturity date and are mutually callable. The Company also retains rights to any dividends issued on BUIDL tokens during the collateral holding period. The Company, simultaneously in 2024, locked the BUIDL tokens received as collateral in a smart contract which is part of the Elixir Network, a distributed network, and in exchange for the locked BUIDL (minted as “sBUIDL” with the Elixir Network in an aggregate amount of $36,000,000, recorded on the consolidated balance sheet within ‘Receipt Tokens of Tokenized Assets’ as of December 31, 2024) the Company received deUSD. The deUSD received is either held for investment by the Company or immediately transferred to the counterparties, with the corresponding liability recognized for the deUSD obtained in the amount of $36,000,000; within ‘Digital asset borrowings’ as of December 31, 2024 (further described below).

The Company’s objective under the MLSAs is to generate additional yield and provide additional liquidity sources for holders of the BUIDL token. Holders of deUSD may earn staking rewards on deUSD. The loans receivable from counterparties under MLSAs are secured by BUIDL tokens held in safekeeping by the Company. Such collateral is subject to ongoing valuation adjustments, if any, and potential liquidation if collateral coverage falls below defined thresholds.

As of December 31, 2024, two loan facilities were executed with counterparties. The counterparties transferred $15,000,000 of BUIDL to the Company as collateral and received back $15,000,000 deUSD as a loan advance. The Company maintains control over the BUIDL held as collateral and uses the assets to participate in liquid staking activities, with the minted sBUIDL meeting the criteria for recognition in place of the BUIDL secured as collateral from the counterparties. Accordingly, the Company recognized the obligation to return the collateral balance as a current liability, within ‘Obligation to return collateral’; and recognized the deUSD loaned to counterparties as a current asset, within ‘Loan receivable, deUSD coin advances’, on the consolidated balance sheet as of December 31, 2024.

As of December 31, 2024, the Company also locked $21,000,000 of its own BUIDL tokens in the Elixir smart contract in exchange for $21,000,000 deUSD, which the Company holds as an investment to earn staking rewards from the Elixir Network. The Company recognized the sBUIDL liquid staking tokens in place of the BUIDL locked in a smart contract within ‘Receipt Tokens of Tokenized Assets’ on the consolidated balance sheet. The Company’s deUSD held for investment gets locked in a smart contract to generate rewards and is only able to be used or redeemed by the Company such that the Elixir Network does not obtain control over the deUSD while staked. Accordingly, the Company continues to recognize the deUSD tokens locked in a smart contract while being held for investment within ‘Stablecoins’ on the consolidated balance sheet as of December 31, 2024.

17. LOSS PER SHARE

The following table presents the components of basic and diluted net income (loss) per share:

	For the Year Ended December 31,
	2024	2023
Income (loss) available to common stockholders	$(20,183,473)	$(21,504,824)
Weighted-average shares outstanding – basic and diluted	8,748,721	8,370,857
Net loss per share – basic and diluted	$(2.31)	$(2.57)

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. LOSS PER SHARE (cont.)

The following potentially dilutive shares were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented, because including them would have been anti-dilutive (on a treasury stock method or an if-converted method based on the nature of the securities):

	For the Year Ended December 31,
	2024	2023
Potentially dilutive securities end of period:
Convertible Promissory Notes Payable	$3,222,863	$—
Convertible Preferred Stock	11,398,728	11,398,728
Options	3,193,444	2,386,094
Total	$17,815,035	$13,784,822

The Company also has Convertible Preferred Stock and SAFE’s that are convertible into potentially dilutive shares. The Company excluded these shares from the above because the conversion features of the securities are based on an event that has not occurred and is not probable to occur as of December 31, 2024 and 2023. The Convertible Preferred Stock is convertible at the option of the holder and upon a public offering, and the SAFE’s are convertible upon an equity financing, liquidity event, or a dissolution event.

The Company’s Convertible Promissory Notes Payable has a conversion feature which is solely based on the passage of time and therefore, while its excluded from the calculation of diluted EPS given it is currently antidilutive, it is considered to be a potentially dilutive security as of December 31, 2024.

Stock options for which the exercise price exceeds the average market price over the period are anti-dilutive and, accordingly, are excluded from the calculation of diluted EPS but are considered to be potentially dilutive securities as of December 31, 2024 and December 31, 2023. Stock options are also excluded from the calculation of diluted earnings per share because their inclusion would be antidilutive, given the Company reported a net loss for the years ended December 31, 2024 and 2023.

18. COMMITMENTS AND CONTINGENCIES

Legal Claims

The Company, from time to time, is subject to legal proceedings and claims which arise in the normal course of its business. Management believes that resolutions of these matters will not have a material adverse effect on the Company’s results of operations or financial condition.

Investment in BKCoin Multi-Strategy Fund Ltd.

During 2022, the Company invested $1,000,000 in BKCoin Multi-Strategy Fund Ltd. (“BKCoin Fund”). Following the suspension of withdrawals in October 2022 due to suspected fund misappropriation, the fund was placed into receivership in March 2023. The Company recognized a $750,000 impairment charge in 2022, reducing the investment’s carrying value to $250,000. In 2023, the remaining balance was fully impaired, bringing the carrying value to zero. The $250,000 impairment charge is recorded in ‘Other income (expense), net’ within the consolidated statements of operations.

Regulatory Risk

The Company’s business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets, and related technologies.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. COMMITMENTS AND CONTINGENCIES (cont.)

As a result, some applicable laws and regulations do not contemplate or address unique issues associated with the digital asset economy, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. To the extent the Company has not complied with such laws, rules, and regulations, the Company could be subject to significant fines, revocation of licenses, limitations on the Company’s products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect the Company’s business, operating results, and financial condition.

Leases

The Company leases multiple office spaces under various month-to-month leases. The Company is also party to an office lease in Las Vegas, Nevada.

Rent expense was approximately $407,000 and $449,000 for the years ended December 31, 2024 and 2023, respectively.

19. REVENUE

Major Solutions/Service Offerings

The following table summarizes net revenues from our major solutions/service offerings:

	Year Ended
	December 31, 2024	December 31, 2023
Tokenization and Digital Transfer Agent Services	$7,529,028	$7,570,002
Digital Markets and Distribution	534,266	56,762
Digital Fund Services	1,004,033	—
On-Chain Infrastructure	9,531,271	520,419
DeFi and Token Utility	100,445	50,951
Total	$18,699,043	$8,198,134

Tokenization and Digital Transfer Agent Services — comprises fees earned from the issuance, management, and transfer of digital asset securities on blockchain infrastructure. As a registered digital transfer agent, the Company provides automated compliance, real-time capitalization table management, and investor onboarding services. Revenue is generated through onboarding fees, annual maintenance charges, and transaction-based fees associated with digital securities lifecycle events.

Digital Markets & Distribution — includes fees generated from operating regulated digital marketplaces and facilitating the distribution of tokenized securities. Through its broker-dealer and ATS licenses, the Company enables compliant trading of digital asset securities, including private company shares, funds, and other real-world assets. Revenue is derived from listing fees, transaction commissions, and investor access services provided to issuers and participants on the platform.

Digital Fund Services — consists of fees earned from fund administration services provided to digital asset managers and institutional issuers. Services include NAV calculations, investor reporting, compliance oversight, and blockchain-native infrastructure for tokenized fund operations. Revenue is generated through fund setup fees, ongoing administration charges, and technology licensing for tokenized asset management.

On-Chain Infrastructure — reflects income derived from providing blockchain-native infrastructure that supports the issuance, settlement, and interoperability of tokenized real-world assets (RWAs). The Company enables institutional-grade deployment of tokenized securities across multiple public blockchains, including

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. REVENUE (cont.)

Ethereum, Solana, Avalanche, and Polygon. Revenue is generated through infrastructure licensing, on-chain infrastructure integration services, and strategic partnerships that facilitate cross-chain asset transfers, collateralization, and DeFi composability.

DeFi & Token Utility — includes income derived from enabling DeFi applications and utility features for tokenized RWAs. The Company facilitates the integration of tokenized securities into DeFi protocols, allowing for collateralization, lending, and yield generation. Revenue is generated through protocol partnerships, on-chain infrastructure integration services, and transaction fees associated with on-chain utility and liquidity provisioning.

20. SEGMENT AND GEOGRAPHIC INFORMATION

We operate as one reportable segment. Our Chief Operating Decision Maker is our Chief Executive Officer, who manages and reviews the business on a consolidated basis and uses consolidated net income (loss), as reported on our Consolidated Statements of Operations, as the primary measure of segment profit or loss to evaluate company performance and to allocate and prioritize resources during the planning and forecasting process. The measure of segment assets is reported on the Consolidated Balance Sheets as Total Assets. Customers include institutional asset managers, corporations and enterprises, alternative investment platforms, and retail & accredited investors.

The following table is a reconciliation of our measure of segment profit or loss, significant segment expenses, and other segment items to net loss as reported on our Consolidated Statements of Operations:

	Year Ended
	December 31, 2024	December 31, 2023
Revenue	$18,699,043	$8,198,134
Less significant expenses:
Cost of revenue	(1,495,128)	(779,447)
Employee costs	(21,501,815)	(20,576,344)
Professional services	(5,567,012)	(5,923,198)
Marketing	(1,057,165)	(2,002,257)
Total significant expenses	(29,621,120)	(29,281,246)
Other segment items(1)	(5,602,595)	(5,118,339)
Provision for expected credit losses	(520,116)	(779,609)
Acquisition related transaction costs	(275,000)	(1,106,554)
Interest expense	(4,533,607)	(12,725)
Interest income	2,113,178	438,646
Dividend income	402,035	488,382
Other income (expense), net	350,875	(10,992)
Change in fair value of option liability	261,000	3,352,000
Change in fair value of simple agreements for future equity	(95,000)	1,072,000
Change in fair value of derivative liability	(1,370,000)	—
Gain on investments in marketable securities, net	98,730	636,217
Benefit (provision) for income taxes	(90,896)	619,262
Net (loss)	$(20,183,473)	$(21,504,824)

____________

(1)      Other segment items consists of software subscriptions, depreciation and amortization, insurance, and transportation, for the year ended December 31, 2024; and software subscriptions, depreciation and amortization, rent expense, and insurance for the year ended December 31, 2023.

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. SEGMENT AND GEOGRAPHIC INFORMATION (cont.)

Geographic information

Revenues and long lived assets by geographic area are attributed based on the location of customers. The following table summarizes financial data by geographic area:

	United States	Japan	Total
For the Year Ended December 31, 2024
Revenues by geographic area	$17,830,779	$868,264	$18,699,043
For the Year Ended December 31, 2023
Revenues by geographic area	$7,567,134	$631,000	$8,198,134
As of December 31, 2024
Long lived assets by geographic area	$69,153	$5,481	$74,634
As of December 31, 2023
Long lived assets by geographic area	$124,799	$8,661	$133,460

21. SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 29th, 2025, which is the date the financial statements were issued. Other than the events noted below, there were no other subsequent events that require recognition or disclosure in the financial statements.

Acquisition of MG Stover

On April 15, 2025, the Company acquired the fund administration business of MG Stover from Boathouse Capital III LP to expand its institutional fund services platform. The total purchase consideration was approximately $21,400,000, reflecting a base purchase price of approximately $22,400,000 offset by a $1,100,000 closing payment adjustment, subject to customary working capital true-ups.

The transaction will be accounted for as a business combination under ASC 805, and a preliminary purchase price allocation (subject to change during the measurement period) resulted in recognition of identifiable intangible assets of approximately $9,400,000 related to customer relationships, with the non-compete, trade name, and developed technology valued as de minimis for purchase accounting purposes. The preliminary purchase price allocation also resulted in the recognition of negative working capital of $1,000,000.

The preliminary allocation also reflects goodwill of approximately $13,000,000, representing the residual after recognition of identifiable assets and liabilities; these amounts are subject to adjustment as the Company finalizes fair values, useful lives, tax attributes, and other estimates during the measurement period.

J Digital 6 LLC Warrant Agreement

On March 6, 2025, Securitize, Inc. entered into a warrant agreement with J Digital 6 LLC. Under the terms of the agreement, J Digital 6 LLC paid a purchase price of $1,000.00 to acquire a warrant to purchase shares of the Company’s Series B-4 Preferred Stock (or other applicable series) at an exercise price of $15.00 per share. The warrant covers up to 2.72% of the Company’s fully diluted capitalization as of the issue date, divided into four equal tranches, each representing 0.68% of fully diluted capitalization. Each tranche vests independently, subject to specific vesting criteria and other conditions as set forth in the agreement.

The warrant agreement provides that, in the event of a qualifying liquidation transaction (as defined in the agreement, including certain mergers, acquisitions, or other change of control events), any vested but unexercised tranches will be deemed exercised. Additionally, if fewer than two tranches have vested at the time of such a transaction, up to two tranches may automatically vest and be deemed exercised, subject to the terms and conditions

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. SUBSEQUENT EVENTS (cont.)

specified in the agreement. Any remaining unvested tranches will be cancelled without consideration. The warrant may be exercised in whole or in part upon satisfaction of the vesting conditions and is subject to customary transfer restrictions and compliance with applicable securities laws.

The agreement includes customary anti-dilution protections, transfer restrictions, and provisions for automatic vesting and exercise of certain tranches in connection with qualifying liquidation transactions.

The Company is currently evaluating the accounting and financial reporting implications of this warrant agreement. As the agreement was executed after December 31, 2024, no adjustments have been made to the accompanying financial statements as a result of this subsequent event.

Master Loan and Security Agreements

On various dates subsequent to December 31, 2024, additional Master Loan and Security Agreements (MLSAs) were executed in connection with the lending and collateralization arrangements described in Note 16. The Company has since expanded the offering to certain investors in other tokenized funds in addition to BUIDL, also accepting those fund units as forms of collateral assets which the Company uses to participate in liquid staking activities with the Elixir Network. All of the amounts advanced to counterparties under these arrangements are either collateralized or over-collateralized loans, and secured only by those collateral assets that meet the Company’s diversification, volatility, and liquidity standards. The net lending and borrowing activity including the effects of loan advance repayments and originations, has resulted in an increase in the stablecoin/deUSD loan receivables balance outstanding by approximately $35,000,000. Additionally, there have been corresponding increases in the obligation to return collateral, digital asset borrowings, and the tokenized/collateral assets restricted in order to borrow the digital assets loaned and held for investment by the Company. The Company is currently evaluating the accounting and financial reporting implications of the new MLSAs, including those related to the different types of tokenized funds now accepted as collateral under the arrangements. As these new MLSAs pertaining to the lending and collateralization arrangements were all executed after December 31, 2024, no adjustments have been made to the accompanying financial statements as a result.

Tax Effect of the One Big Beautiful Bill

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”). The OBBBA includes significant changes to U.S. tax law, including making permanent certain provisions originally enacted under the Tax Cuts and Jobs Act, such as 100% bonus depreciation, the immediate expensing of domestic research and development costs, and the limitation on the deductibility of business interest expense. The Company is currently evaluating the potential impact of the OBBBA on its consolidated financial statements and related disclosures. Any material effects identified through this evaluation will be reflected in the Company’s consolidated financial statements for the period ending December 31, 2025.

Planned Divestiture of Onramp

On August 4, 2025, the Company executed a non-binding letter of intent to sell its Onramp business. The proposed transaction is subject to the negotiation and execution of a definitive agreement, customary closing conditions, and regulatory approvals. The Company expects the sale to be completed by the end of fiscal year 2025. The Company is currently evaluating the potential financial impact of the transaction; however, an estimate of such impact cannot be made at this time. No adjustments have been made to the accompanying financial statements as a result of this subsequent event.

Convertible Note Financing

On September 29, 2025, subsequent to the balance sheet date, Securitize, Inc. entered into a Promissory Note Purchase Agreement with ARK Venture Private Holdings LLC. Under the agreement, the Company issued an unsecured convertible promissory note in the principal amount of $10,000,000. The note bears interest at 5%

SECURITIZE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. SUBSEQUENT EVENTS (cont.)

per annum and matures on September 29, 2028, unless earlier converted or repaid pursuant to its terms. The note is convertible into equity securities of the Company upon the occurrence of certain events, including a qualified financing, SPAC transaction, or change of control, as defined in the agreement. The Company also received an additional $20,000,000 in proceeds from convertible notes with identical terms and conditions as the convertible notes issued on September 29, 2025.

The proceeds from the note issuance are intended to be used for working capital, general corporate purposes, and Company operations as determined by the Board of Directors.

The note contains customary representations, warranties, covenants, and events of default, including cross-default provisions and restrictions on prepayment. The obligations under this note rank junior to the Company’s outstanding convertible promissory notes issued in January 2024 through April 2024.

Management has evaluated this subsequent event and determined that it does not require adjustment to the financial statements as of December 31, 2024, but does require disclosure as a non-recognized subsequent event in accordance with ASC 855-10-50 and Regulation S-X.

Potential Business Combination with Cantor Equity Partners II, Inc.

During October 2025, the Company entered into a confidential, non-binding letter of intent with Cantor Equity Partners II, Inc. (Nasdaq: CEPT), a special purpose acquisition company (“SPAC”), regarding a potential business combination transaction. If consummated, the transaction would result in the Company becoming a publicly traded entity listed on a national securities exchange.

The proposed transaction, as currently contemplated, would value the Company’s outstanding equity interests at approximately $1.25 billion on a pre-money basis. At closing, all Company equity interests would be converted into shares of the publicly traded company, with additional earn-out shares potentially issuable to Company shareholders based on post-closing share price performance milestones. The LOI also contemplates a concurrent private placement of shares to institutional investors, targeting gross proceeds of approximately $150 million, with a minimum available cash condition of $100 million at closing, which may be waived by the Company at its discretion.

The LOI is non-binding (except for certain provisions regarding expenses, exclusivity, confidentiality, and dispute resolution) and the proposed transaction remains subject to negotiation and execution of definitive agreements, satisfactory completion of due diligence, regulatory and shareholder approvals, and other customary closing conditions. There can be no assurance that a definitive agreement will be executed or that the transaction will be completed on the terms described herein or at all.

The Company executed the Business Combination Agreement with Cantor Equity Partners II, Inc. on October 27, 2025.

The Company will continue to evaluate the potential transaction and will provide additional disclosures as appropriate in accordance with U.S. GAAP and SEC requirements.

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Securitize Holdings, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Securitize Holdings, Inc. (the Company) as of October 31, 2025, the related statement of changes in equity for the period of October 17, 2025 (inception) to October 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2025.

New York, New York
November 12, 2025

Securitize Holdings, Inc.
Statement of Financial Condition
As of October 31, 2025

(In U.S. dollars)	Note	2025
ASSETS
Current assets:
Cash		$1
Total Assets		1

LIABILITIES AND STOCKHOLDER’S EQUITY
Total Liabilities		—
Stockholder’s equity:
Common stock, $0.0001 par value; 10,000 shares authorized and issued		1
Total Stockholder’s Equity	3	1
Total Liabilities and Stockholder’s Equity		$1

See notes to the financial statements.

Securitize Holdings, Inc.
Statement of Changes in Equity

For the period of October 17, 2025 (inception) to October 31, 2025
(In U.S. dollars)

	Shares	Amount	Total
Balance as of October 17, 2025 (inception)		$—	$—
Issuance of common stock	10,000	$1	$1
Balance as of October 31, 2025	10,000	$1	$1

See notes to the financial statements.

Securitize Holdings, Inc.
Notes to Financial Statements
As of October 31, 2025

1. ORGANIZATION AND NATURE OF BUSINESS

Nature of Business and Operations

Securitize Holdings, Inc. (the “Company”) was incorporated in Delaware on October 17, 2025, as a wholly owned holding company of Securitize, Inc. The Company was formed for the purpose of facilitating future corporate structuring and financing transactions. As of October 31, 2025, the Company had no operations other than its formation and the issuance of 10,000 shares of common stock to Securitize, Inc. for total consideration of $1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements (the “financial statements”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Separate statements of operations and cash flows have not been presented in the financial statements because the Company has not commenced operations.

Judgements and Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

Cash

Cash includes cash on hand and petty Cash.

Income Taxes

For federal and state income taxes, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statements and the tax basis of assets and liabilities. Deferred income taxes are based upon prescribed rates and enacted laws at the end of the reporting period in the countries where the Company operates and expects to generate taxable income. A valuation allowance is recorded when it is more likely than not that some portion or all the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, the Company considers taxable income in prior carryback years, as permitted under the tax law, forecasted taxable earnings, tax planning strategies, and the expected timing of the reversal of temporary differences. This determination requires significant judgment, including assumptions about future taxable income that are based on historical and projected information and is performed on a jurisdiction-by-jurisdiction basis. Accordingly, the Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are realizable.

Tax positions taken or expected to be taken in the course of preparing the Company’s tax returns are required to be evaluated to determine whether the tax positions are “more likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There are no uncertain tax positions that require accrual or disclosure to the financial statements as of October 31, 2025. The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. The Company had no material accruals for interest or penalties related to income tax matters as of October 31, 2025.

Securitize Holdings, Inc.
Notes to Financial Statements
As of October 31, 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Organizational and Offering Costs

No organizational costs have been incurred to date. If any organizational costs are incurred in the future, such costs will be paid by Securitize Inc. on behalf of the Company.

Organizational costs, including legal fees, registration fees, and other costs related to the formation of the Company, will be expensed as incurred in accordance with applicable accounting standards. Offering costs, such as legal, accounting, and printing fees directly associated with the issuance of equity or debt securities, will be deferred and offset against the proceeds of the related offering.

Related Party Transactions

Securitize Inc. is the sole owner of Securitize Holdings, Inc. Any organizational costs incurred in connection with the formation of the Company will be paid by Securitize Inc. on behalf of the Company. Accordingly, such payments, if made, would represent related party transactions.

3. STOCKHOLDER’S EQUITY

Common Stock Issuances

The Company was incorporated on October 17, 2025 (inception) and issued 10,000 shares of common stock with par value of $0.0001 per share to Securitize, Inc. for a total cash consideration of $1. As of October 31, 2025, the Company has no operations other than its formation and capitalization.

4. SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 12, 2025, which is the date the financial statements were issued. There were no other subsequent events that require recognition or disclosure in financial statements.

Annex A

PRIVATE AND CONFIDENTIAL
Execution Version

Certain personally identifiable information has been omitted from this exhibit pursuant to item 601(a)(6) of Regulation S-K. [***] indicates that information has been redacted.

BUSINESS COMBINATION AGREEMENT

by and among

CANTOR EQUITY PARTNERS II, INC.
as SPAC,

Securitize, Inc.
as the Company

Securitize Holdings, Inc.
as PubCo,

PINECREST MERGER SUB
as SPAC Merger Sub,

and

Senna Merger Sub, Inc
as Company Merger Sub

Dated as of October 27, 2025

Annex A Page No.
Article I DEFINITIONS		A-3
1.1	Certain Definitions	A-3
1.2	Section References	A-20
1.3	Interpretation	A-22
Article II MERGERS		A-24
2.1	SPAC Merger	A-24
2.2	Company Merger	A-24
2.3	SPAC Merger Effective Time and Company Merger Effective Time	A-24
2.4	Effect of the Mergers	A-25
2.5	Organizational Documents	A-25
2.6	Directors and Officers of the Surviving Companies	A-25
2.7	Effect of SPAC Merger on Outstanding Securities of SPAC and SPAC Merger Sub	A-25
2.8	Effect of Company Merger on Outstanding Securities of Company and Company Merger Sub	A-27
2.9	Treatment of Company Equity Awards and Convertible Securities	A-28
2.10	Effect of Mergers on Outstanding Securities of PubCo	A-29
2.11	Exchange and Conversion Procedures	A-29
2.12	Intended Tax Treatment; Transfer Taxes	A-31
2.13	Taking of Necessary Action; Further Action	A-31
2.14	Release of Funds from Trust Account	A-31
2.15	Withholding	A-31
2.16	Company Earnout Shares; Issuance Events; Issuance Thresholds	A-32
Article III CLOSING		A-33
3.1	Closing	A-33
3.2	Closing Deliveries	A-33
Article IV REPRESENTATIONS AND WARRANTIES OF SPAC		A-34
4.1	Organization and Standing	A-34
4.2	Authorization; Binding Agreement	A-35
4.3	Governmental Approvals	A-35
4.4	Non-Contravention	A-36
4.5	Capitalization	A-36
4.6	SEC Filings; SPAC Financials; Internal Controls	A-37
4.7	No Litigation; Orders; Permits	A-38
4.8	Absence of Certain Changes	A-38
4.9	Compliance with Laws	A-38
4.10	Taxes and Returns	A-38
4.11	Employees and Employee Benefit Plans	A-39
4.12	Properties	A-39
4.13	Material Contracts	A-39
4.14	Transactions with Affiliates	A-39
4.15	Finders and Brokers	A-40
4.16	Certain Business Practices	A-40
4.17	Insurance	A-40
4.18	SPAC Acknowledgment	A-40

Annex A-i

Annex A Page No.
4.19	Information Supplied	A-40
4.20	SPAC Trust Account	A-41
4.21	Private Placement	A-41
4.22	Company Merger Sub Activities	A-41
Article V REPRESENTATIONS AND WARRANTIES OF PUBCO		A-42
5.1	Organization and Standing	A-42
5.2	Authorization; Binding Agreement	A-42
5.3	Governmental Approvals	A-43
5.4	Non-Contravention	A-43
5.5	Capitalization	A-43
5.6	PubCo and SPAC Merger Sub Activities	A-44
5.7	Absence of Changes	A-44
5.8	Actions	A-44
5.9	Finders and Brokers	A-44
5.10	Ownership of PubCo Common Stock	A-44
5.11	Investment Company Act	A-44
5.12	Private Placement	A-44
5.13	Information Supplied	A-45
5.14	PubCo Acknowledgement	A-45
Article VI REPRESENTATIONS AND WARRANTIES OF THE Company		A-45
6.1	Organization and Standing	A-45
6.2	Authorization; Binding Agreement	A-46
6.3	Capitalization	A-46
6.4	Governmental Approvals	A-48
6.5	Non-Contravention	A-48
6.6	Financial Statements	A-48
6.7	Absence of Certain Changes	A-49
6.8	Compliance with Laws	A-49
6.9	Company Permits	A-50
6.10	Litigation	A-50
6.11	Material Contracts	A-50
6.12	Intellectual Property	A-52
6.13	Taxes and Returns	A-54
6.14	Real Property	A-54
6.15	Personal Property	A-55
6.16	Employee Matters	A-55
6.17	Company Benefit Plans	A-56
6.18	Environmental Matters	A-58
6.19	Transactions with Related Persons	A-58
6.20	Insurance	A-59
6.21	Data Protection and Cybersecurity	A-59
6.24	Certain Business Practices	A-60
6.25	Anti-Money Laundering	A-61
6.26	Sanctions	A-61
6.27	Trade Compliance	A-62
6.28	Investment Company Act	A-62
6.29	Private Placement	A-62

Annex A-ii

Annex A Page No.
6.30	Takeover Statutes and Charter Provisions	A-62
6.31	Finders and Brokers	A-63
6.32	Information Supplied	A-63
6.33	No Other Representations	A-63
Article VII COVENANTS		A-63
7.1	Access and Information	A-63
7.2	Conduct of Business of the Company Entities, PubCo, and SPAC Merger Sub.	A-64
7.3	Conduct of Business of SPAC	A-66
7.4	Annual and Interim Financial Statements	A-68
7.5	Interim Period Control	A-68
7.6	SPAC Public Filings	A-68
7.7	Stock Exchange Listing	A-68
7.8	Taxes	A-69
7.9	No Solicitation	A-69
7.10	No Trading	A-70
7.11	Notification of Certain Matters	A-70
7.12	Regulatory Approvals	A-70
7.13	Further Assurances	A-72
7.14	The Registration Statement	A-72
7.15	Public Announcements	A-74
7.16	Confidential Information	A-75
7.17	Post-Closing PubCo Board of Directors and Officers	A-76
7.18	Indemnification of Directors and Officers; Tail Insurance	A-76
7.19	Transaction Expenses; Trust Account Proceeds	A-77
7.20	Delisting and Deregistration	A-78
7.21	PubCo Organizational Documents	A-78
7.22	New Registration Rights Agreement	A-78
7.23	Lock-up Agreements	A-78
7.24	PIPE Investment	A-78
7.25	PubCo Employee Plans	A-78
7.26	Stockholder Litigation	A-79
7.27	Tokenization	A-79
Article VIII CLOSING CONDITIONS		A-79
8.1	Conditions to Each Party’s Obligations	A-79
8.2	Conditions to Obligations of Company, PubCo, and SPAC Merger Sub	A-80
8.3	Conditions to Obligations of SPAC	A-80
8.4	Frustration of Conditions	A-81
Article IX TERMINATION		A-81
9.1	Termination	A-81
9.2	Effect of Termination	A-82
Article X WAIVERS AND RELEASES		A-82
10.1	Waiver of Claims Against Trust	A-82
Article XI MISCELLANEOUS		A-83
11.1	Survival	A-83
11.2	Notices	A-83
11.3	Binding Effect; Assignment	A-84
11.4	Third Parties	A-84
Annex A-iii

Annex A Page No.
11.5	Fees and Expenses	A-84
11.6	Governing Law; Jurisdiction; Waiver of Jury Trial	A-85
11.7	Specific Performance	A-85
11.8	Severability	A-85
11.9	Amendment	A-85
11.10	Entire Agreement	A-86
11.11	Waiver	A-86
11.12	Counterparts	A-86
11.13	No Recourse	A-86
11.14	Legal Representation	A-87
11.15	Cumulative Remedies	A-87
EXHIBITS
Exhibit A(i)	Form of Sponsor Support Agreement
Exhibit A(ii)	Form of Company Stockholder Support Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Form of New Registration Rights Agreement
Exhibit D	Form of PIPE Subscription Agreement
Exhibit E	Form of Certificate of Incorporation of PubCo
Exhibit F	Form of Bylaws of PubCo
Exhibit G	Form of Company Stockholder Written Consent

Annex A-iv

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of October 27, 2025 by and among Cantor Equity Partners II, Inc., a Cayman Islands exempted company (“SPAC”), Securitize, Inc., a Delaware corporation (the “Company”), Securitize Holdings, Inc., a Delaware corporation and wholly owned Subsidiary of the Company (“PubCo”), Senna Merger Sub, Inc, a Delaware corporation and wholly-owned Subsidiary of SPAC (“Company Merger Sub”), and Pinecrest Merger Sub, a Cayman Islands exempted company and wholly-owned Subsidiary of PubCo (“SPAC Merger Sub”). SPAC, the Company, PubCo, Company Merger Sub and SPAC Merger Sub are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.” Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in Article I.

RECITALS:

WHEREAS, PubCo is a newly incorporated Delaware corporation, incorporated for the purpose of participating in the Transactions, that (a) is a direct wholly owned Subsidiary of the Company and (b) is treated as a corporation for U.S. federal income tax purposes;

WHEREAS, Company Merger Sub is a newly incorporated Delaware corporation, incorporated for the purpose of participating in the Transactions, that is a direct wholly owned Subsidiary of SPAC;

WHEREAS, SPAC Merger Sub is a newly incorporated Cayman Islands exempted company, incorporated for the purpose of participating in the Transactions, that (a) is a direct wholly owned Subsidiary of PubCo and (b) has for U.S. federal income tax purposes elected to be disregarded as an entity separate from PubCo effective as of the date of SPAC Merger Sub’s incorporation;

WHEREAS, SPAC is a Cayman Islands exempted company structured as a blank check company incorporated for the sole purpose of effecting a share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby:

(a) SPAC will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving company and a direct wholly owned Subsidiary of PubCo (the “SPAC Merger”), and with SPAC Shareholders receiving shares of PubCo Common Stock in exchange for their SPAC Shares in accordance with the terms of this Agreement, including Article II;

(b) following the SPAC Merger and prior to the Company Merger (as defined below), SPAC Merger Sub will distribute all of the issued and outstanding equity interests of Company Merger Sub to PubCo, as a result of which Company Merger Sub shall become a direct wholly owned Subsidiary of PubCo (the “Company Merger Sub Distribution”);

(c) following the Company Merger Sub Distribution, and at least two (2) hours after the SPAC Merger, Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned Subsidiary of PubCo (the “Company Merger”, and together with the SPAC Merger, the “Mergers”), and with Company Stockholders receiving shares of PubCo Common Stock in exchange for their shares of Company Stock in accordance with the terms of this Agreement, including Article II; and

(d) as a result of the Mergers, PubCo will become a publicly traded company, all upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law;

WHEREAS, concurrently with the execution and delivery of this Agreement and in connection with the Transactions, PubCo, SPAC and Cantor EP Holdings II, LLC, a Delaware limited liability company (the “Sponsor”), have entered into a Sponsor Support Agreement, substantially in the form attached as Exhibit A(i) (the “Sponsor Support Agreement”), pursuant to which the Sponsor, among other things, agrees to: (a) waive its anti-dilution rights under the SPAC Memorandum with respect to the SPAC Class B Ordinary Shares; (b) subject certain of the SPAC Class B Ordinary Shares to potential cancellation for no consideration based on the number of SPAC Class A Ordinary Shares that remain outstanding as of the Closing; (c) subject certain of the shares of PubCo Common Stock

Annex A-1

received in the SPAC Merger in respect of the SPAC Class B Ordinary Shares to potential forfeiture pending the achievement of certain targets and subject to the terms therein; and (d) vote its SPAC Ordinary Shares in favor of the adoption and approval of this Agreement and the Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement and in connection with the Transactions, and as an inducement to SPAC’s willingness to enter into this Agreement, certain Company Stockholders have entered into the Company Stockholder Support Agreement with SPAC, PubCo, and the Company substantially in the form attached as Exhibit A(ii) (the “Company Stockholder Support Agreement”), pursuant to which, among other things, each such Company Stockholder executing the Company Stockholder Support Agreement agrees to (a) subject to certain exceptions, not transfer Company Stock, (b) vote their Company Stock (to the extent such Company Stock has voting rights) in favor of the adoption and approval of this Agreement, the Ancillary Documents to which the Company or any other Company Entity is a party and the Transactions (including by execution and delivery of the Company Written Consent on the date of this Agreement), the Company Merger and the other Transactions; and (c) consent to the termination of the Voting Agreement, the Investors’ Rights Agreement and the Right of First Refusal and Co-Sale Agreement (collectively, the “Existing Company Governance Agreements”), such termination to occur substantially contemporaneously with, and subject to the consummation of the Mergers;

WHEREAS, on or prior to the Closing Date, PubCo and each of the Company Stockholders shall enter into a Lock-Up Agreement substantially in the form attached as Exhibit B (the “Lock-Up Agreement”), pursuant to which, among other things, the Company Stockholders will agree not sell, for the applicable period set forth in the Lock-Up Agreement, the shares of PubCo Common Stock that they will receive as a result of the Transactions;

WHEREAS, on or prior to the Closing Date, PubCo, Sponsor and certain Company Stockholders shall enter into a registration rights agreement substantially in the form attached as Exhibit C (the “New Registration Rights Agreement”), which agreement shall (a) provide the parties with certain registration rights in respect of the shares of PubCo Common Stock held by such parties and (b) supersede in all respects any prior registration rights agreement or instrument with similar effect entered into by PubCo, Sponsor or such Company Stockholders with respect to any Equity Interests of PubCo and/or the Company;

WHEREAS, on or around the date of this Agreement, the PIPE Investors have agreed to subscribe for and purchase 22,500,000 SPAC Class A Ordinary Shares at $10.00 per share for an aggregate purchase price equal to $225,000,000 (as may be reduced by any Open-Market Purchase Shares and/or Currently Owned Shares pursuant to the exercise of the Reduction Right (as each such term is defined in the PIPE Subscription Agreements), to the extent permitted by, and in accordance with the terms and conditions of, the PIPE Subscription Agreements) (the “PIPE”), pursuant to subscription agreements entered into with SPAC, Company and PubCo, substantially in the form set forth on Exhibit D (the “PIPE Subscription Agreements”), with the consummation of the PIPE to occur immediately prior to, and subject to, the consummation of the SPAC Merger;

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously: (a) determined that this Agreement, the Ancillary Documents to which SPAC is a party and the Transactions are advisable and in the best interests of SPAC; (b) authorized and approved the execution, delivery and performance by SPAC of this Agreement, the Ancillary Documents to which SPAC is a party and the Transactions; (c) approved the Transactions as a Business Combination; and (d) recommended the adoption and approval of this Agreement and the Ancillary Documents to which SPAC is a party and the Transactions by the SPAC Shareholders; and

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously: (a) determined that this Agreement, the Ancillary Documents to which the Company is a party and the Transactions (including the Company Merger) are advisable, fair to, and in the best interests of, the Company, (b) approved and declared the advisability of this Agreement, the Ancillary Documents to which the Company is a party and the Transactions (including the Company Merger) in accordance with the DGCL and the Organizational Documents of the Company, (c) recommended the approval and adoption of this Agreement, the Ancillary Documents to which the Company is a party and the Transactions (including the Company Merger) by the Company Stockholders, (d) directed that this Agreement, the Ancillary Documents to which the Company is a party and the Transactions (including the Company Merger) be submitted to the Company Stockholders for adoption and approval by the Company Stockholders (collectively, the “Company Approval Matters”), and (e) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Company Approval Matters, and execute and deliver the Company Written Consent; and

Annex A-2

WHEREAS, the respective boards of directors of PubCo, SPAC Merger Sub and Company Merger Sub have each unanimously (a) determined that this Agreement and the Ancillary Documents to which their respective companies are a party and the Transactions (including the Mergers to which they are a party, as applicable) are advisable and in the best interests of their respective companies and shareholders or other equityholders (as applicable) and (b) authorized and approved this Agreement, the Ancillary Documents to which their respective companies are a party and the Transactions to the full extent required by applicable Law and in the manner required by their respective Organizational Documents, in each case upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

Article I
DEFINITIONS

1.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Acquisition Proposal” means, (I) as to the Company, PubCo or SPAC Merger Sub, other than the Transactions and other than any acquisition or disposition of non-material assets in the Ordinary Course, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of such Person and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries, in each case, whether such transaction takes the form of a sale of Equity Interests or other securities, assets, merger, consolidation, issuance of debt securities or convertible securities, warrants, management Contract, joint venture or partnership; (b) any take-over bid, issuer bid, tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, amalgamation, consolidation, share exchange, business combination, arrangement, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries and (II) as to SPAC, other than the Transactions, a Business Combination.

“Action” means any claim, demand, charge, action, examination, petition, suit, litigation, audit, complaint, stipulation, assessment, arbitration or mediation, or any request (including any subpoena or request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person (as of the date on which, or at any time during the period for which, the determination of affiliation is being made), whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“AI Technology” means any and all machine learning, deep learning, and other artificial intelligence (“AI”) technologies, including statistical learning algorithms, models (including large language models), neural networks, and other AI tools or methodologies, all Software implementations of any of the foregoing, and related hardware or equipment.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties in connection with or pursuant to this Agreement or the Transactions, including the Sponsor Support Agreement, the Company Stockholder Support Agreement, the Lock-Up Agreement, the New Registration Rights Agreement, the PIPE Subscription Agreements, the Company Written Consent, the Certificate of Incorporation and Bylaws of PubCo, and any agreements relating to or instruments governing any Additional Permitted Financing.

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“Anti-Corruption Laws” means all applicable Laws, regulations, requirements or guidelines, that are principally directed at the prevention of bribery, corruption, fraud, money-laundering, or other improper payments or benefits, in all jurisdictions applicable to each of the Company Entities, including the United States Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010.

“Anti-Money Laundering Laws” means all applicable Laws, regulations, requirements or guidelines, that are principally directed at the prevention, detection, investigation, or prosecution of money laundering, terrorist financing, or similar financial crimes, in all jurisdictions applicable to each of the Company Entities, including the United Kingdom Sanctions and Anti-Money Laundering Act 2018, the United Kingdom Proceeds of Crime Act 2002, the United States Anti-Money Laundering Act of 2020, Currency and Foreign Transactions Reporting Act of 1970, and applicable provisions of the US PATRIOT Act of 2001.

“Antitrust Law” means any Law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or substantial lessening of competition.

“Appraisal Shares” means all shares of Company Stock held by a Company Stockholder who has validly exercised its appraisal rights pursuant to Section 262 of the DGCL with respect to its Company Stock.

“Authorization” means any authorization, approval, consent, certificate, license, permit or franchise of or from any Governmental Authority or pursuant to any Law.

“B8 Convertible Promissory Notes” means those certain Convertible Promissory Notes, Note Series 2025A, issued by the Company to the noteholders thereof pursuant to the terms of a Promissory Note Purchase Agreement, dated September 29, 2025, among the Company and the noteholders thereof.

“B8 Convertible Promissory Notes Fully-Diluted Company Shares” means the number of shares of Company Common Stock issuable upon the conversion of the B8 Convertible Promissory Notes pursuant to the Convertible Notes Conversion minus the number of shares of Company Common Stock that would be issuable upon the conversion of the B8 Convertible Promissory Notes pursuant to the Convertible Notes Conversion if the conversion price were equal to the product of (i) ten dollars ($10.00) multiplied by (ii) the Company Exchange Ratio, in each case determined on an as-converted basis.

“Block” means that data record of all transaction information made during a specific time frame on a Blockchain Network.

“Blockchain” means a distributed ledger of transactions created by Software that relies on advanced cryptography and a consensus mechanism to verify and record information.

“Blockchain Network” means the network of computers that have downloaded and are running the publicly available protocol for a given Blockchain.

“Business Combination” has the meaning set forth in the SPAC Memorandum as in effect on the date of this Agreement.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, and the Cayman Islands are authorized or required by Law to close for business.

“Cayman Act” means the Companies Act (As Revised) of the Cayman Islands.

“Cayman Islands Law” means all Laws of the Cayman Islands, including the Cayman Act.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Code” means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Acquisition Proposal” means an Acquisition Proposal with respect to the Company, PubCo or SPAC Merger Sub.

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“Company Approval Requirement” means the approval (a) by written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Company Preferred Stock, voting together as a single class on an as converted to Company Common Stock basis, (b) by written consent or the affirmative vote of holders of shares of Company Common Stock (other than the Company Class A Common Stock) and Company Preferred Stock (voting as a single class and with the Company Preferred Stock voting on an as converted to Company Common Stock basis), present in person or represented by proxy at the Company Stockholders Meeting, representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote (in each case pursuant to the terms and subject to the conditions set forth in the Company’s Organizational Documents and applicable Law) and (c) the holders of at least a majority of the outstanding shares of the Company Preferred Stock (including shares of Company Preferred Stock issuable upon conversion of the Convertible Notes held by BLK SMI, LLC and its affiliates).

“Company Benefit Plan” means any material (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) other employee plan, agreement, arrangement, program, policy or practice providing for compensation or benefits, including any equity or equity-based compensation (including stock option, stock purchase, stock award, stock appreciation, phantom stock, restricted stock or restricted stock unit), deferred compensation, pension, retirement, savings, bonus, commission, profit sharing, incentive compensation, retention, change-in-control, medical, dental, vision, prescription drug, life insurance, death benefit, cafeteria, flexible spending, dependent care, health and welfare, fringe benefit, vacation, paid time off, holiday pay, disability, sick pay, workers compensation, unemployment, severance, pay in lieu of notice, end of service gratuity, employee loan or educational assistance plan, agreement, arrangement, program, policy or practice, and (iii) employment, consulting, or other individual services agreement, which in the case of each of the prior clauses (i), (ii) and (iii), is sponsored or maintained by any of the Company Entities, or to which any of the Company Entities contributes or is required to contribute or is a party, on behalf of current or former employees, officers, Contract Workers or directors of any of the Company Entities or their spouses, beneficiaries or dependents, or with respect to which any of the Company Entities has or may have any liability, contingent or otherwise, including any such plan, program, policy, practice, contract, agreement or other arrangement that is provided or sponsored by a PEO under which a current or former employee, officer, Contract Worker, director, or other service provider of any of the of the Company Entities may be eligible to receive benefits in connection with any of the Company Entities’ engagement of a PEO; provided, that in no event shall a Company Benefit Plan include any plan, policy, program or arrangement that is mandated, sponsored or maintained by a Governmental Authority.

“Company Class A Common Stock” means those shares of Company Common Stock that are designated Class A Common Stock, par value $0.0001 per share.

“Company Common Stock” means the Common Stock, par value $0.0001 per share, of the Company, including those shares of Common Stock that are designated Class A Common Stock pursuant to the Company’s Organizational Documents; provided that, for the avoidance of doubt, in this Agreement the defined term “Company Class A Common Stock” is also used to separately refer solely to the shares of Common Stock that are designated Class A Common Stock.

“Company Convertible Promissory Notes” means those certain Convertible Promissory Notes, including (i) Note Series 2024A, issued by the Company to the noteholders thereof pursuant to the terms of a Promissory Note Purchase Agreement, dated January 19, 2024, among the Company and the noteholders thereof and (ii) B8 Convertible Promissory Notes.

“Company Convertible Securities” means the Convertible Securities with respect to the Company, including, among others, the Company Convertible Promissory Notes, the Company SAFE Notes, the NHTV Side Letter and the Company Warrants (and for the avoidance of doubt, excluding the Company Equity Awards).

“Company Data” means all data (including Personal Information) collected, generated, or received by the Company Entities in connection with the marketing, delivery, or use of any Company Services, including Company-Licensed Data and Company-Owned Data.

“Company-Licensed Data” means all data that is Processed by any of the Company Entities which is owned, held, or controlled by a third party.

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“Company-Owned Data” means each element of data collected, generated, or received by the Company Entities that any of the Company Entities owns, holds or controls, or purports to own, hold or control.

“Company Earnout Shares” means 6,250,000 shares of PubCo Common Stock.

“Company Earnout Stockholders” means the holders of Company Common Stock (after giving effect to the Conversions), Company Warrants and Company Equity Awards, in each case, as of immediately prior to the Closing.

“Company Entities” means the Company and each of its Subsidiaries, collectively (and “Company Entity” shall mean any one of them).

“Company Equity Awards” means the Company Options and any other conditional rights to receive Company Stock (or the beneficial interest in Company Stock), and any other equity or equity-based incentive awards of the Company that are or have been issued from time to time under any Company Share Plan.

“Company Exchange Ratio” means the quotient (expressed as a number) of (a) the Equity Value divided by (b) the Fully-Diluted Company Shares, divided by (c) ten dollars ($10.00). For illustration purposes only, assuming the Equity Value is $1,257,335,540 and the sum of the Fully-Diluted Company Shares is 27,240,928, the Company Exchange Ratio would be 4.615.

“Company Expenses” means any out-of-pocket fees, costs and expenses paid or payable by or on behalf of any of the Company, PubCo, SPAC Merger Sub or any of their respective Subsidiaries in connection with the preparation, negotiation, execution or performance of this Agreement or any Ancillary Document and the Transactions: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers; (b) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, Contract Worker, director or officer of any of the Company Entities at or after the Company Closing pursuant to any agreement to which any of the Company Entities is a party prior to the Company Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the Transactions (and, in each case, any employer portion of unemployment, social security, payroll or similar Tax payable in connection therewith); (c) any and all filing fees paid to Governmental Authorities in connection with the Transactions in accordance with Section 7.12 (including filing fees allocated pursuant to Section 7.12(b)); and (d) all costs, fees and expenses related to the Company D&O Tail Insurance.

“Company Fundamental Representations” means the representations and warranties made by the Company pursuant to Section 6.1 (Organization and Standing), Section 6.2 (Authorization; Binding Agreement), Section 6.3 (Capitalization) and Section 6.31 (Finders and Brokers).

“Company Intellectual Property” means, collectively, any and all Owned Intellectual Property and Licensed Intellectual Property.

“Company Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and Liabilities, results of operations or financial condition of the Company Entities, taken as a whole or (ii) the ability of any of the Company Entities, PubCo or SPAC Merger Sub to consummate the Transactions or to perform its obligations under this Agreement or any Ancillary Document to which it is a party or bound; provided, however, that in respect of clause (i), in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any enactment of, or change or proposed change in, any applicable Laws or GAAP or any interpretation thereof following the date of this Agreement; (b) any change in interest rates or economic, political, business or financial market conditions generally; (c) the taking of any action expressly required to be taken under this Agreement or any Ancillary Document; (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic, pandemic, disease or outbreak, acts of nature or change in climate; (e) any acts of terrorism or war (whether or not declared), sabotage, civil unrest, terrorism, curfews, public disorder, riots, the outbreak or escalation of hostilities, geopolitical conditions, local, regional, state, national or international political conditions, or social conditions; (f) any failure in and of itself of any Company Entity to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any Event

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underlying such change has resulted in or contributed to a Company Material Adverse Effect); (g) any action taken by or at the express written request of an authorized officer of SPAC (other than actions contemplated by this Agreement or any Ancillary Document); (h) any matter existing as of the date of this Agreement to the extent expressly set forth on the Company Disclosure Schedules; (i) changes or conditions generally affecting the industries in which the Company or its subsidiaries operate; (j) any change in the price or relative value of, or the trading volume (including any halt or suspension in trading) on any exchange of, any digital currency, cryptocurrency or other blockchain-based tokens or assets, including Bitcoin (provided that the exception in this clause (j) shall not prevent or otherwise affect a determination that any Event underlying such change has resulted in or contributed to a Company Material Adverse Effect); (k) any change in existence or legality of any digital currency or cryptocurrency, or any other blockchain-based token or asset, or any halt or suspension in trading of any such digital currency or cryptocurrency on any exchange, in each case, including Bitcoin (provided that the exception in this clause (k) shall not prevent or otherwise affect a determination that any Event underlying such change has resulted in or contributed to a Company Material Adverse Effect); (l) any change to block structure, methods and rules for adding transactions to the blockchain, methods for processing and adding new blocks, mining or staking rewards, or algorithms of any digital currency, cryptocurrency or other blockchain-based tokens or assets, including any “halving”, or the affects thereof (provided that the exception in this clause (l) shall not prevent or otherwise affect a determination that any Event underlying such change has resulted in or contributed to a Company Material Adverse Effect); or (m) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); provided, that in the case of each of clauses (a), (b), (j), (k), (l) and (m), any such Event shall be taken into account in the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such Event has a disproportionate and adverse effect on the Company Entities, taken as a whole, relative to other participants in the industries or geographical areas in which such Persons operate.

“Company Merger Consideration Shares” means the aggregate number of shares of PubCo Common Stock to be issued pursuant to clause (a) of the definition of Per Share Company Merger Consideration in connection with the Company Closing and the Transactions.

“Company Merger Filing Documents” means the Company Certificate of Merger together with such other documents as may be required in accordance with the applicable provisions of the DGCL or by any other Law to make the Company Merger effective.

“Company Merger Shares” means a number of shares of PubCo Common Stock equal to the sum of (a) the Company Merger Consideration Shares plus (b) the Company Earnout Shares.

“Company Merger Sub Common Stock” means the shares of common stock of Company Merger Sub.

“Company Merger Sub Shareholder Approval” means the approval of the shareholders of Company Merger Sub required to approve the Company Merger Sub Shareholder Approval Matters, as determined in accordance with the Organizational Documents of Company Merger Sub and the DGCL.

“Company Merger Sub Shareholder Approval Matters” means the approval by the shareholders of Company Merger Sub of (a) the entry into this Agreement and any Ancillary Document to which Company Merger Sub is a party, (b) the Company Merger, (c) the filing of the Company Certificate of Merger and (d) the Transactions.

“Company Options” means all outstanding options to purchase shares of Company Common Stock, whether or not exercisable and whether or not vested, granted under any Company Share Plan.

“Company Preferred Stock” means, collectively, the Company Series A Preferred Stock, the Company Series B-1 Preferred Stock, the Company Series B-2 Preferred Stock, the Company Series B-3 Preferred Stock and the Company Series B-4 Preferred Stock.

“Company SAFE Notes” means those certain Simple Agreements for Future Equity instruments executed by the Company and certain investors in the Company, in the aggregate representing total proceeds of $4,845,000.00.

“Company Series A Preferred Stock” means the Series A Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series B-1 Preferred Stock” means the Series B-1 Preferred Stock, par value $0.0001 per share, of the Company.

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“Company Series B-2 Preferred Stock” means the Series B-2 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series B-3 Preferred Stock” means the Series B-3 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series B-4 Preferred Stock” means the Series B-4 Preferred Stock, par value $0.0001 per share, of the Company. “Company Services” means each product, service, solution or offering anywhere in the world that is Developed by or on behalf of the Company or any other Company Entities that (a) has been sold, marketed or made available to third parties by any of the Company Entities at any time during the three-year period preceding the date of this Agreement or (b) that, as of the date of this Agreement is, in whole or in part, in Development stage, including digital transfer agent services, providing platforms for primary and secondary sales of digital assets, advising asset managers with respect to tokenized securities, providing fund administration services with respect to Digital Assets and investor onboarding and management services.

“Company Share Plan” means the Company’s 2018 Equity Incentive Plan, as amended from time to time, and any other equity incentive plan, scheme or other employee compensation plan or scheme covering any equity or equity-based incentive awards of the Company.

“Company Smart Contracts” mean any and all Smart Contracts Developed, owned or controlled by any of the Company Entities.

“Company Software” means any and all proprietary Software that is owned or purported to be owned by any of the Company Entities.

“Company Source Code” means, collectively, any Software source code of any Company Software.

“Company Stock” means, collectively, the Company Common Stock (including, for the avoidance of doubt, the Company Class A Common Stock) and the Company Preferred Stock.

“Company Stockholder” means any holder of any shares of Company Stock.

“Company Warrants” means those certain warrants to purchase shares of Preferred Stock issued by the Company pursuant to that certain Warrant to Purchase Shares of Preferred Stock, dated March 6, 2025, by and between J Digital 6 LLC and the Company.

“Company Written Consent” means the irrevocable written consent to resolutions of the Company Stockholders in the form attached as Exhibit G in favor of the approval and adoption of the Company Approval Matters and executed by sufficient Company Stockholders to meet the Company Approval Requirement.

“Computer Security Incident” means any data or security breaches, unauthorized access, acquisition, Processing, exfiltration, modification or disclosure, encryption, compromise, misuse, loss, or unavailability of Personal Information, Non-Public Information, Software or IT Systems.

“Confidential Company Information” means all Confidential Information regarding the Company Entities that is or was furnished by or on behalf of the Company to SPAC and its Representatives (as defined in the Confidentiality Agreement) in connection with the Transactions.

“Confidential Information” shall have the meaning set forth in the Confidentiality Agreement.

“Confidential SPAC Information” means all Confidential Information regarding the Company that is or was furnished by or on behalf of SPAC to the Company and its Representatives (as defined in the Confidentiality Agreement) in connection with the Transactions.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, executed August 5, 2025, by and between SPAC and the Company.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with, any Governmental Authority or any other Person.

“Continental” means Continental Stock Transfer & Trust Company.

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“Contract Workers” means independent contractors, consultants, temporary employees, leased employees, contingent workers, or other agents employed or used with respect to the operation of the business of the Company Entities and classified by any of the Company Entities as other than employees or compensated other than through wages paid by the Company through its payroll department (and, for the United States only, reported on a form W-2).

“Contracts” means any legally binding contracts, subcontracts, agreements, arrangements, understandings, commitments, instruments, undertakings, indentures, leases, mortgages, debt instruments, and purchase orders, and other instruments or obligations of any kind (including any amendments and other modifications thereto), whether written or oral.

“Conversions” means the Preferred Stock Conversion, the Convertible Notes Conversion, the SAFE Notes Conversion and the NHTV Conversion.

“Convertible Securities” means, with respect to any Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person, or warrants, rights, or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership or member interests therein), whether voting or nonvoting.

“Copyrights” means all rights in copyrights, and other rights in any works of authorship of any type, in all forms, media or medium, now known or hereinafter Developed, and whether or not completed, published, or used, including all drafts, plans, sketches, artwork, layouts, copy, designs, photographs, illustrations, collections, serials, printed or graphic matter, slides, compilations, promotions, audio or visual recordings, transcriptions, Software, and all derivative works, translations, adaptations and combinations of any of the foregoing, all registrations and applications therefor and all extensions, restorations, and renewals of any of the foregoing, all worldwide rights and priorities afforded under any Law with respect to any of the foregoing, and all termination rights, moral rights, author rights and all other rights associated therewith.

“Databases” means all compilations of data, the selection and arrangement of that data, and all related documentation, including documentation regarding the procedures used in connection with the selection, collection, arrangement, processing and distribution of data contained therein to the extent they exist, together with documentation regarding the attributes of the data contained therein or the relationships among such data and documentation regarding data structures and formats, and file structures and formats, whether registered or unregistered, and any registrations or applications for registration therefor.

“Delaware Law” means all Laws of the State of Delaware, including the DGCL.

“Develop”, “Developed” or “Development” means any conception, reduction to practice, invention (whether patentable or unpatentable and whether or not reduced to practice), creation, formulation, design, enhancement, prototyping, architecting, origination, generation, adapting, testing, discovery, editing, modification, updating, improvement or development (and any contribution to the foregoing), whether independently or jointly.

“DGCL” means the General Corporation Law of the State of Delaware.

“Digital Asset” means digital assets, tokens, cryptocurrencies and any other cryptographically secured digital representation of value or contractual rights that uses a form of distributed ledger or similar technology and can be transferred, stored or traded electronically.

“Environmental Laws” means all foreign federal, state and local Laws as in effect on or prior to the date of this Agreement arising out of or relating to (a) the protection of human health and safety (to the extent relating to exposure to Hazardous Materials) (b) emissions, discharges, releases or threatened releases of any Hazardous Material into the environment (including ambient surface water, ground water, land surface or subsurface strata); and (c) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of any Hazardous Material.

“Equity Interests” means, in respect of any Person, (a) any capital stock, shares, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person; (b) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into

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securities having such rights; and (c) any Convertible Security, including any option, warrant, purchase right, conversion right, exchange right, preemptive or similar right or other Contract which would entitle any other Person to acquire any such interest in any such Person or otherwise entitle any other Person to share in the equity, profits or earnings of such Person.

“Equity Value” means $1,250,000,000 plus the aggregate exercise price of the first tranche of the Company Warrants and the vested Company Equity Awards that are included in the calculation of Fully-Diluted Company Shares (which, for the avoidance of doubt, shall not include any exercise price or other adjustments in respect of the B8 Convertible Promissory Notes Fully-Diluted Company Shares or the NHTV Fully-Diluted Company Shares).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Expenses” means, collectively, the SPAC Expenses and the Company Expenses.

“Event” means any event, state of facts, development, change, circumstance, occurrence or effect.

“Founder Registration Rights Agreement” means the Registration Rights Agreement, dated as of May 1, 2025, by and between SPAC and Sponsor.

“Fraud Claim” means any claim of fraud (which means, with respect to any Person, the making of a statement of fact in the express representations and warranties set forth in this Agreement or any certificate delivered pursuant hereto, with the intent to deceive another Person and an actual knowledge or belief (as opposed to constructive, imputed or implied knowledge or belief) that such statement is false and which requires the elements of fraud defined by Delaware common law other than to the extent set forth in the final sentence of this definition) against the Person who committed a fraud, which such claim can only be brought by the Person alleged to have suffered from such alleged fraud. In no event shall fraud hereunder or a Fraud Claim include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence.

“Fully-Diluted Company Shares” means the total number of issued and outstanding shares of Company Common Stock as of immediately prior to the Company Merger Effective Time, determined on a fully-diluted basis assuming (a) all of the Company Common Stock underlying all outstanding vested Company Equity Awards (whether exercised or not exercised) are deemed to be outstanding, (b) the conversion of all shares of Company Preferred Stock to shares of Company Common Stock in accordance with the terms of such shares of Company Preferred Stock; (c) all of the Company Common Stock underlying (i) all outstanding vested Company Warrants (whether exercised or not exercised) and (ii) to the extent not included in clause (i), the first tranche of the Company Warrants if such tranche remains outstanding and capable of vesting in accordance with the terms of the Company Warrants; (d) the conversion of all Company Convertible Securities to shares of Company Common Stock in accordance with the terms of such Company Convertible Securities; provided that (x) with respect to the B8 Convertible Promissory Notes, only the B8 Convertible Promissory Notes Fully-Diluted Company Shares shall be included in Fully-Diluted Company Shares and (y) with respect to the NHTV Side Letter, only the NHTV Fully-Diluted Company Shares shall be included in Fully-Diluted Company Shares; provided that Fully-Diluted Company Shares shall not include shares of Company Common Stock issued or issuable (I) pursuant to the Company Warrants (other than as set forth in the preceding clause (c)) or (II) upon the exercise of Company Options that are not vested as of immediately prior to the Effective Time.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time.

“Generative AI Tools” means AI Technology capable of generating various types of content (including text, images, video, audio, or computer code) based on user-supplied inputs or prompts.

“Government Official” means (a) any director, officer, employee, agent or representative (including anyone elected, nominated, or appointed to be an officer, employee, or representative) of any Governmental Authority, or anyone otherwise acting in an official capacity on behalf of a Governmental Authority; (b) any political party, political party official, or political party employee; (c) any candidate for public or political office; (d) any royal or ruling family member; or (e) any agent or representative of any of those Persons listed in subcategories (a) through (d).

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“Governmental Authority” means any federal, state, provincial, municipal, local, international, supranational or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include the SEC), governmental commission, department, board, bureau, agency, court, arbitral tribunal, securities exchange or similar body or instrumentality thereof.

“Hazardous Materials” means any chemical, waste, gas, liquid or other substance or material that is defined, listed, designated or regulated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical,” or “toxic chemical” (or by any similar term) under any Environmental Law, or that could result in the imposition of Liability, or responsibility for Remedial Action, under any Environmental Law, including petroleum and petroleum by-products or derivatives, asbestos or asbestos-containing materials, per- and polyfluoroalkyl substances, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals; (b) the principal and interest components of capitalized lease obligations under GAAP; (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn); (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments; (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby); (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes,”; (g) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person; (h) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (g); and (i) all Indebtedness of another Person referred to in clauses (a) through (h) above guaranteed directly or indirectly, jointly or severally, or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Information Security Program” means an information security program that is designed to comply with industry standard practices and with Privacy Laws and that includes: (i) policies and procedures regarding the Processing of Company Data, Non-Public Information, and Personal Information; (ii) administrative, technical and physical measures, security systems and safeguards designed to protect the security, confidentiality, and integrity of any Company Data, Non-Public Information, or Personal Information Processed by or for the Company Entities; (iii) disaster recovery, business continuity, incident response, and security plans, procedures and facilities and (iv) protections against Computer Security Incidents.

“Initial Conversion Ratio” means the conversion of SPAC Class B Ordinary Shares into SPAC Class A Ordinary Shares on a one-for-one basis.

“Intellectual Property” means all intellectual property and proprietary rights arising anywhere worldwide, including any and all of the following: (a) Copyrights; (b) Trademarks; (c) Patents; (d) Proprietary Information (including knowledge databases, customer lists and customer databases); (e) Software, all domain names, uniform resource locators and other names and locators associated with the internet, including applications and registrations thereof; (f) all rights (as such may exist or be created in any jurisdiction), whether statutory, common law or otherwise, in, arising out of, or associated with the foregoing; (g) all other intellectual property or proprietary rights now known or hereafter recognized in any jurisdiction worldwide; (h) all rights equivalent or similar or pertaining to the foregoing, including those arising under international treaties and convention rights; (i) all rights and powers to assert, defend and recover title to any of the foregoing; (j) all rights to assert, defend, sue, and recover damages for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use or other violation of any rights in or to any of the foregoing; and (k) all administrative rights arising from the foregoing, including the right to prosecute applications and oppose, interfere with or challenge the applications of others, the rights to obtain renewals, continuations, divisions and extensions of legal protection pertaining to any of the foregoing.

“Investment Company Act” means the United States Investment Company Act of 1940.

Annex A-11

“Investors’ Rights Agreement” means that certain Fourth Amended and Restated Investors’ Rights Agreement, made as of January 19, 2024, by and among the Company, the Investors (as defined therein) and the Key Holders (as defined therein).

“IPO” means the initial public offering of SPAC Class A Ordinary Shares pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of SPAC, dated as of May 1, 2025, and filed with the SEC on May 2, 2025 (Files No. 333-285681 and 333-286916).

“IRS” means the United States Internal Revenue Service.

“IT Systems” means, collectively, the hardware, data communication lines, network and telecommunications equipment, platforms, servers, peripherals, computer systems, and other information technology equipment, facilities, infrastructure and documentation owned, leased or licensed by any of the Company Entities and used in their business as currently conducted.

“Knowledge” means, with respect to (a) the Company or PubCo, the actual knowledge of Persons set forth on Section 1.1 of the Company Disclosure Schedules, or the knowledge that any such individual would have acquired following reasonable inquiry of his or her direct reports responsible for the applicable subject matter; (b) SPAC, the actual knowledge of Persons set forth on Section 1.1(a) of the SPAC Disclosure Schedules, or the knowledge that any such individual would have acquired following reasonable inquiry of his or her direct reports responsible for the applicable subject matter; and (c) any other Party, the actual knowledge of its executive officers, directors or secretary, in each case of clauses (a), (b) and (c), as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

“KPMG Audited 2024 Financials” means the consolidated balance sheets of the Company and the other Company Entities as of December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then-ended, in each case, audited in accordance with PCAOB standards and including the notes thereto and the report of KPMG LLP.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common law, civil law and equity.

“Leased Real Property” means all real property leased, licensed, subleased, sublicensed or otherwise used or occupied by any of the Company Entities or to which the Company Entities otherwise have a right to use.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Licensed Intellectual Property” means any and all Intellectual Property owned by a third party and licensed or sublicensed, or purported to be licensed or sublicensed, to any of the Company Entities.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, charges, security interests, options, leases, subleases, restrictions, title retention devices (including the interest of a seller or lessor under any conditional sale agreement or capital lease, or any financing lease having substantially the same economic effect as any of the foregoing), collateral assignments, claims or other encumbrances of any kind whether consensual, statutory or otherwise, and whether filed, recorded or perfected under applicable Law (including any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, but in any event excluding restrictions under applicable securities Laws).

“Measurement Period VWAP” means the volume weighted average price of a share of PubCo Common Stock, as reported on the Trading Market, determined for any Trading Days that occur during the Measurement Period (as reported on Bloomberg).

Annex A-12

“Minimum Cash Amount” means one hundred million dollars ($100,000,000.00).

“Nasdaq” means the Nasdaq Stock Market.

“NHTV Side Letter” means that certain Letter Agreement, dated June 2, 2021, by and between NHTV Sierra Holdings LLC and the Company.

“NHTV Fully-Diluted Company Shares” means the number of shares of Company Common Stock issuable pursuant to the exercise of the option pursuant to the NHTV Side Letter minus the number of shares of Company Common Stock that would be issuable pursuant to the exercise of the option pursuant to the NHTV Side Letter if the exercise price were equal to the product of (i) ten dollars ($10.00) multiplied by (ii) the Company Exchange Ratio, in each case determined on an as-converted basis.

“Node” means a device that can connect to a Blockchain via a peer-to-peer network and verify incoming Blocks and transactions as well as broadcast transactions back to the Blockchain Network.

“Non-Public Information” means any non-public information of or concerning the Company Entities or any of their respective businesses, including business plans, financial data, customer and client lists, customer and client information (including names, addresses and contact information and including prospective customers and prospective clients), marketing plans, technology, products, services, solutions, offerings, platforms and other Proprietary Information, whether existing or being developed.

“NYSE” means the New York Stock Exchange or a successor that is a national securities exchange registered under Section 6 of the Exchange Act.

“OFAC” means the U.S. Office of Foreign Assets Control.

“Open Source Software” means all Software that is distributed as “free software,” “open source software,” “shareware” or under a similar licensing or distribution model including Software licensed, provided, or distributed under any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Foundation (as promulgated by the Free Software Foundation) or any Software that contains or is derived from any such Software.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Ordinary Course” means, with respect to an action taken by a Person, that (i) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; and (ii) such action complies with, in all material respects, all applicable Laws.

“Organizational Documents” means, with respect to any Person that is not an individual, the legal document(s) by which such Person establishes its legal existence or by which the internal affairs of such Person are governed, including in the case of a Person (a) that is a corporation or company, its certificate of incorporation and bylaws, and/or memorandum of association and articles of association (in respect of a Cayman Islands exempted company) or comparable documents, (b) that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) that is a trust, its declaration of trust, or comparable documents and (e) that is any other Person but that is not an individual, its comparable organizational documents.

“Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by any of the Company Entities.

“Patents” means all (a) U.S. and foreign patents (including certificates of invention and other patent equivalents), utility models, and applications for any of the foregoing, including provisional applications, and all patents of addition, improvement patents, continuations, continuations-in-part, divisionals, reissues, re-examinations, renewals, confirmations, substitutions and extensions thereof or related thereto, and all applications or counterparts in any jurisdiction pertaining to any of the foregoing, including applications filed pursuant to any international patent law treaty, (b) inventions, discoveries, improvements, idea submissions and invention disclosures, that are the subject

Annex A-13

of any patent or patent application, and (c) other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventors’ certificates, petty patents and innovation patents), together with all worldwide rights and priorities afforded under any Law with respect to any of the foregoing.

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“PEO” means Professional Employer Organization.

“Per Share Company Merger Consideration” means, for each share of Company Common Stock being converted in the Company Merger (after giving effect to the Conversions), (a) a number of shares of validly issued, fully paid and nonassessable PubCo Common Stock equal to the Company Exchange Ratio and (b) the right to receive the Stockholder Earnout Portion of the Company Earnout Shares to the extent issued pursuant to and in accordance with the terms of Section 2.16.

“Per Share Merger Consideration” means the Per Share SPAC Merger Consideration or the Per Share Company Merger Consideration, as the context may require.

“Per Share SPAC Merger Consideration” means for each SPAC Ordinary Share being converted in the SPAC Merger, one share of validly issued, fully paid and nonassessable PubCo Common Stock.

“Permits” means any consent, franchise, approval, registration, variance, license, permit, grant, certificate, registration or other authorization or approval of a Governmental Authority or pursuant to any Law, and all pending applications for any of the foregoing.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b)other Liens imposed by operation of Law arising in the Ordinary Course for amounts which are not due and payable and as would not in the aggregate adversely affect the value of, or adversely interfere with the use of, the property subject thereto, (c) Liens expressly identified in the Company Audited Financial Statements, (d) Liens existing on the date of this Agreement and listed on Section 1.1 of the Company Disclosure Schedules, (e) Liens constituting non-exclusive licenses or sublicenses of, or covenants not to sue with respect to, any Intellectual Property entered into in the Ordinary Course or (e) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, firm, corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a Governmental Authority or instrumentality or other entity of any kind.

“Personal Information” means (a) all data and information that, whether alone or in combination with any other data or information, identifies, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a natural person, household, or his, her or its device, including name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, government-issued ID number, customer or account number, health information, financial information, credit report information, device identifiers, transaction identifier, cookie ID, browser or device fingerprint or other probabilistic identifier, IP addresses, physiological and behavioral biometric identifiers, viewing history, platform behaviors, and any other similar piece of data or information; and (b) all other data or information that is otherwise protected by, considered personally identifiable information or personal data under, applicable Privacy Laws.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“PIPE Investments” means the PIPE.

“PIPE Investors” means, collectively, the Subscribers (as such term is defined in the PIPE Subscription Agreements).

“Privacy Laws” means all Laws pertaining to (i) privacy, information security, cyber security, data protection, security incident notification, e-commerce, marketing, and electronic and telephonic communications; and (ii) the Processing of Personal Information.

Annex A-14

“Process” or “Processing” (and any inflection thereof) means any operation or set of operations that are performed with respect to any data or information, whether or not by automated means. Processing includes the access, acquisition, collection, use, recording, organization, structuring, adaptation, alteration, retrieval, combination, erasure, storage, retention, sharing, distribution, transfer, disclosure, destruction, disposal, aggregation, deidentification, or any other processing of data or information in any medium.

“Proprietary Information” means all rights under applicable Laws in and to trade secrets, confidential information, proprietary information, formulas, algorithms, procedures, methods, techniques, Developments, know-how, research and development, technical data, tools, materials, specifications, processes, apparatus, graphs, drawings, reports, analyses, documented and undocumented information, information and materials not generally known to the public, protocols, schematics, compositions, build instructions, pricing, customer and user lists, market studies, business plans, systems, structures, architectures, devices, concepts and methods, together with any and all notes, analysis, compilations, lab reports, notebooks, invention disclosures, studies, summaries, and other material containing or based, in whole or in part, on any information included in the foregoing, including all copies and tangible embodiments of any of the foregoing in whatever form or medium.

“PubCo Common Stock” means the shares of common stock, par value $0.0001 per share, of PubCo.

“PubCo Fundamental Representations” means the representations and warranties made by PubCo pursuant to Section 5.1 (Organization and Standing), Section 5.2 (Authorization; Binding Agreement), Section 5.5 (Capitalization) and Section 5.9 (Finders and Brokers).

“PubCo Organizational Documents” means the certificate of incorporation and bylaws of PubCo as of the date of this Agreement, as in effect under the DGCL.

“Redemption Amount” means the aggregate amount actually payable from the Trust Account with respect to all Redemptions of the SPAC Class A Ordinary Shares pursuant to and in accordance with the SPAC Memorandum.

“Redemption Right” means the election of an eligible (as determined in accordance with the SPAC Memorandum) holder of SPAC Class A Ordinary Shares to redeem all or a portion of the SPAC Class A Ordinary Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount then on deposit in the Trust Account (including any amounts drawn down by SPAC pursuant to the Sponsor Note and added to the Trust Account to fund a portion of the Redemption Amount and the interest earned on the funds held in the Trust Account, but net of Taxes payable (as determined in accordance with the SPAC Memorandum)) in connection with the Business Combination.

“Registered IP” means all Intellectual Property that is registered, filed, certified, applied for, recorded, renewed or issued under the authority of, with or by any Governmental Authority, domain name registrar or other public or quasi-public legal authority anywhere in the world.

“Related Persons” means, as to any Person, the Affiliates of such Person, the Representatives of such Person and such Person’s Affiliates, and the immediate family members of any of the foregoing.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, disposal, discharge, dispersal, escaping, dumping, or leaching into or through the environment including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata.

“Remedial Action” means all action required under applicable Laws (i) to cleanup, remove, treat or in any other way remediate any chemical, Hazardous Material or waste containing any chemical or Hazardous Material in the environment; (ii) to prevent the release of any chemical, Hazardous Material or waste containing any chemical or Hazardous Material so that they do not endanger or otherwise adversely affect the environment or public health or welfare; or (iii) to perform pre-remedial studies, investigations or monitoring, in or under any real property, assets or facilities.

“Representatives” means, as to any Person, the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, legal counsel and accountants), agents and other representatives of such Person or his, her or its Affiliates.

Annex A-15

“Right of First Refusal and Co-Sale Agreement” means that certain Third Amended and Restated Right of First Refusal and Co-Sale Agreement, made as of January 19, 2024, by and among the Company, the Investors (as defined therein) and the Key Holders (as defined therein).

“SAFE Note Exchange Ratio” means the exchange ratio determined in accordance with the terms of any Company SAFE Note.

“Sanctions” means (i) the economic, financial and trade sanctions Laws or restrictive measures administered, implemented, enacted or enforced by any Sanctions Authority; and (ii) any other applicable economic, financial and trade sanctions Laws or restrictive measures administered, implemented, enacted or enforced by any comparable Governmental Authority that do not conflict with the measures referred to in the foregoing clause (i).

“Sanctions Authority” means any Governmental Authority of (i) the United States of America (including OFAC, the U.S. Department of State and the U.S. Department of Commerce Bureau of Industry and Security); (ii) the United Kingdom (including the Office of Financial Sanctions Implementation in His Majesty’s Treasury, the Office of Trade Sanctions Implementation in the Department of Business and Trade, and His Majesty’s Revenue and Customs); (iii) the European Union (including individual EU Member States); (iv) the United Nations (including the United Nations Security Council and any United Nations Security Council Sanctions Committee); and (v) the United Arab Emirates.

“Sanctions List” means any Sanctions-related list maintained by any Sanctions Authority, including the Specially Designated Nationals and Blocked Persons List maintained by OFAC, lists maintained by the U.S. Department of State, the Consolidated List of Persons and Entities subject to Financial Sanctions maintained by the European Commission, the UK Sanctions List maintained by the UK Government, and/or any other similar or equivalent list maintained by, or public announcement of Sanctions, blocking, designation or asset freeze made by any Sanctions Authority.

“Sanctions Restricted Person” means any Person that is (a) listed or referred to on any Sanctions List, whether by name or description; (b) located, resident or domiciled in, a national or incorporated, constituted or organized under the Laws of, or that is or is part of a Governmental Authority of, a country or territory that is subject to comprehensive country- or territory-wide sanctions under Sanctions or Trade Laws, including Iran, Cuba, Syria, Crimea, and North Korea, and those portions of the Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine and such other regions of Ukraine where such activities would be prohibited by applicable Law, as well as Russia and Belarus; or (c) “owned” or “controlled” by, or “acting on behalf of or at the direction” of (as those terms are defined or understood under relevant Sanctions and associated guidance), a Person referred to in the foregoing clauses (a) or (b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Smart Contract” means a software program that self-executes on Nodes in a Blockchain Network.

“Software” means all (a) computer software, programs, applications, scripts, middleware, firmware, interfaces, tools, operating systems, Smart Contracts, software code of any nature, (including object code, source code, interpreted code, data files, rules, definitions and methodology derived from the foregoing) and any derivations, updates, enhancements and customization of any of the foregoing, together with all related processes, technical data, algorithms, APIs, subroutines, operating procedures, report formats, Development tools, templates and user interfaces, (b) electronic data, Databases and data collections, and (c) documentation, including user manuals, technical manuals, programming comments, descriptions, flow charts and other work products used to design, plan, organize and Develop any of the foregoing, and training materials related to any of the foregoing.

“SPAC Acquisition Proposal” means an Acquisition Proposal with respect to SPAC or Company Merger Sub.

“SPAC Class A Ordinary Shares” means a Class A ordinary share of SPAC, par value $0.0001 per share.

“SPAC Class B Ordinary Shares” means a Class B ordinary share of SPAC, par value $0.0001 per share.

Annex A-16

“SPAC Expenses” means any out-of-pocket fees, costs and expenses paid or payable by or on behalf of SPAC or Company Merger Sub (whether or not billed or accrued for) as a result of or in connection with the preparation, negotiation, documentation, execution, performance or consummation of this Agreement or any Ancillary Document and the Transactions, including: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including the business combination marketing fee payable by SPAC to Cantor Fitzgerald & Co., the M&A financial advisory fee payable by SPAC to Cantor Fitzgerald & Co., and any placement agent fees payable to Cantor Fitzgerald & Co. and Citibank, N.A. in respect of any PIPE Investment; (b) Transfer Taxes; (c) the repayment of any outstanding SPAC Loans and any other outstanding promissory notes owed to Sponsor or any other Affiliates of SPAC; (d) any filing fees in connection with obtaining regulatory approvals or similar filings with Governmental Authorities (including filing fees allocated pursuant to Section 7.12(b)); and (e) all costs, fees and expenses related to the SPAC D&O Tail Insurance.

“SPAC Fundamental Representations” means the representations and warranties made by SPAC pursuant to Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.5 (Capitalization), Section 4.15 (Finders and Brokers), and Section 4.20 (SPAC Trust Account).

“SPAC Loans” means the loans made or to be made to SPAC by the Sponsor for the purpose of financing costs and expenses incurred in connection with the IPO, a Business Combination or other working capital expenditures of SPAC, including pursuant to the Sponsor Loan and the Sponsor Note.

“SPAC Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of SPAC or (ii) the ability of SPAC to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “SPAC Material Adverse Effect”: (a) any enactment of, or change or proposed change in, any applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action expressly required to be taken under this Agreement or any Ancillary Document, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic, pandemic, disease or outbreak (including any binding interpretations of an applicable Governmental Authority with respect thereto following the date of this Agreement), acts of nature or change in climate, (e) any acts of terrorism or war (whether or not declared), sabotage, civil unrest, terrorism, riots, the outbreak or escalation of hostilities, geopolitical conditions, local, regional, state, national or international political conditions, or social conditions, (f) any action taken by or at the express written request of an authorized officer of, the Company (other than actions contemplated by this Agreement or any Ancillary Document), (g) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), (h) the consummation and effects of any redemption pursuant to the Redemption Rights or the failure to obtain the Required Shareholder Approval, (i) any Events generally applicable to blank check companies or the market in which blank check companies operate; (j) any matter as of the date of this Agreement to the extent expressly set forth on the SPAC Disclosure Schedules; (k) any change in the price or relative value of, or the trading volume (including any halt or suspension in trading) on any exchange of, any digital currency, cryptocurrency or other blockchain-based tokens or assets, including Bitcoin (provided that the exception in this clause (k) shall not prevent or otherwise affect a determination that any Event underlying such change has resulted in or contributed to a SPAC Material Adverse Effect); (l) any change in existence or legality of any digital currency or cryptocurrency, or any other blockchain-based token or asset, or any halt or suspension in trading of any such digital currency or cryptocurrency on any exchange, in each case, including Bitcoin (provided that the exception in this clause (l) shall not prevent or otherwise affect a determination that any Event underlying such change has resulted in or contributed to a SPAC Material Adverse Effect); (m) any change to block structure, methods and rules for adding transactions to the blockchain, methods for processing and adding new blocks, mining or staking rewards, or algorithms of any digital currency, cryptocurrency or other blockchain-based tokens or assets, including any “halving”, or the affects thereof (provided that the exception in this clause (m) shall not prevent or otherwise affect a determination that any Event underlying such change has resulted in or contributed to a SPAC Material Adverse Effect); or (n) any Events that are cured by SPAC prior to the SPAC Closing; provided, that in the case of each of clauses (a), (b), (g), (i), (k), (l) and (m), any such Event shall be taken into account in determining whether a SPAC Material Adverse Effect has occurred or could reasonably be expected to occur to the extent such Event has a disproportionate and adverse effect on SPAC relative to other blank check companies.

Annex A-17

“SPAC Memorandum” means the amended and restated memorandum and articles of association of SPAC as of the date of this Agreement, as in effect under the Cayman Act.

“SPAC Merger Filing Documents” means the SPAC Plan of Merger together with such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other Law to make the SPAC Merger effective.

“SPAC Merger Sub Ordinary Shares” means the ordinary shares of SPAC Merger Sub, par value $0.01 per share.

“SPAC Merger Sub Shareholder Approval” means the vote during a general meeting or unanimous written resolution of the shareholder(s) of SPAC Merger Sub required to approve the SPAC Merger Sub Shareholder Approval Matters.

“SPAC Merger Sub Shareholder Approval Matters” means the following approvals by the shareholder(s) of SPAC Merger Sub: (a) as a special resolution, the approval of the SPAC Merger and authorization of SPAC Merger Sub’s entry into the SPAC Plan of Merger, (b) as an ordinary resolution (or if required by applicable Law or the SPAC Merger Sub memorandum and articles, as a special resolution) the adoption and approval of such other matters as the Company, PubCo and SPAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions.

“SPAC Ordinary Shares” means the SPAC Class A Ordinary Shares and the SPAC Class B Ordinary Shares.

“SPAC Preference Share” means a preference share of SPAC, par value $0.0001 per share.

“SPAC Shareholders” means the holders of any SPAC Shares immediately prior to the Effective Time.

“SPAC Shares” means, collectively, the SPAC Ordinary Shares and the SPAC Preference Shares.

“Sponsor Closing Shares” means a number of SPAC Class B Ordinary Shares as determined in accordance with the Sponsor Support Agreement.

“Sponsor Loan” means the Promissory Note in the aggregate principal amount of up to $1,750,000 entered into by SPAC in favor of the Sponsor on May 1, 2025 in connection with loans the Sponsor has made, and will make, to SPAC to fund SPAC’s expenses relating to investigating and selecting a target business and other working capital requirements.

“Sponsor Note” means the Promissory Note in the aggregate principal amount of up to $3,600,000 entered into by SPAC in favor of the Sponsor on May 1, 2025 in connection with loans the Sponsor may make to SPAC to fund a portion of the Redemption Amount as further described in the SEC Reports.

“Sponsor Private Placement” means the private sale by SPAC to Sponsor of certain SPAC Class A Ordinary Shares, as set forth and more particularly described in that certain Private Placement Shares Purchase Agreement, dated as of May 1, 2025, by and between SPAC and Sponsor.

“Stockholder Earnout Portion” means, with respect to any Company Earnout Stockholder, a number of shares of PubCo Common Stock (rounded down to the nearest whole number divisible by two), equal to the number of Company Earnout Shares (or applicable portion thereof) multiplied by a fraction, (i) the numerator of which is the number of shares of Company Common Stock and shares of Company Common Stock underlying Company Warrants and Company Equity Awards held by such holder immediately prior to the Effective Time (and giving effect to the Conversions) and (ii) the denominator of which is the total number of shares of Company Common Stock and shares of Company Common Stock underlying Company Warrants and Company Equity Awards outstanding immediately prior to the Effective Time (and after giving effect to the Conversions); provided that the Stockholder Earnout Portion of the Company Earnout Stockholders shall be subject to adjustment as provided in Section 2.16(a).

“Subsidiary” means, with respect to a Person, any corporation, general or limited partnership, limited liability company, joint venture or other entity in which such Person, directly or indirectly, (a) owns or controls fifty percent (50%) or more of the outstanding voting securities, profits interest or capital interest, (b) is entitled to elect at least a majority of the board of directors or similar governing body or (c) in the case of a limited partnership, limited liability company or similar entity, is a general partner or managing member and has the power to direct the policies, management and affairs of such entity, respectively.

Annex A-18

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, tariffs, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Total Cash Proceeds Amount” means the aggregate cash proceeds amount (prior to payment of any fees or expenses) from the PIPE Investments (which such amount shall include any proceeds deemed to be received in the PIPE in an amount, in U.S. dollars, equal to the product of (i) the sum of any Open-Market Purchase Shares and Currently Owned Shares in respect of which any PIPE Investors have elected to exercise their Reduction Right, to the extent permitted by, and in accordance with the terms and conditions of, the PIPE Subscription Agreements, multiplied by (ii) $10.00 per share).

“Trade Laws” means any applicable Laws relating to and governing economic sanctions or the import, export, reexport, release, brokering, or transfer of goods, software, technology, technical data and services, including Canada’s Customs Act, Customs Tariff, Export and Import Permits Act, the Criminal Code (Canada), the Special Economic Measures Act, the United Nations Act, the Justice for Victims of Corrupt Foreign Officials Act and the Freezing Assets of Corrupt Foreign Officials Act, the U.S. International Emergency Economic Powers Act, U.S. Outbound Investment Regulations under 31 C.F.R. Part 850, the Tariff Act of 1930 and other Laws and programs administered or enforced by the U.S. Department of Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement and their predecessor agencies, the U.S. Export Control Reform Act of 2018, the U.S. Export Administration Regulations (15 C.F.R. Parts 730 774), including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce’s Denied Persons List or Entity List, the U.S. Arms Export Control Act, the U.S. International Traffic in Arms Regulations (22 C.F.R. Parts 120 130), including related restrictions with regard to transactions involving Persons on the U.S. Department of State’s Debarred List, the U.S. Trading With the Enemy Act, the embargoes and restrictions administered by the U.S. Department of the Treasury, OFAC, Orders of the President of the United States of America regarding embargoes and restrictions on transactions with designated countries and entities, including Persons designated on OFAC’s List of Specially Designated Nationals and Blocked Persons, the antiboycott regulations administered by the U.S. Department of Commerce and the antiboycott regulations administered by the U.S. Department of the Treasury, the United Nations Security Council, His Majesty’s Treasury, the European Union and any other locally applicable similar or equivalent Laws regarding economic sanctions, export controls or trade compliance.

“Trademarks” means all trademarks, service marks, trade names, business names, corporate names, trade dress, look and feel, product and service names, logos, brand names, slogans, Internet domain names, URLs, social media usernames, handles, hashtags and account names, symbols, emblems, insignia and other distinctive identification and indicia of source of origin, whether or not registered, including all common law rights thereto, and all applications and registrations therefor, and all goodwill associated with any of the foregoing or the business connected with the use of and symbolized by the foregoing.

“Trading Day” means any day on which the Trading Market is open for trading.

“Trading Market” means the national stock exchange on which the PubCo Common Stock is listed for trading.

Annex A-19

“Transaction Consideration Value” means, in respect of any Transaction Consideration (expressed on a per-share basis (i.e., per share of PubCo Common Stock exchanged in the transaction)), either:

(a) with respect to Transaction Consideration in the form of cash, the U.S. dollar amount of such cash;

(b) with respect to Transaction Consideration in the form of securities listed and publicly traded on one or more national securities exchanges:

i. if holders of shares of PubCo Common Stock will receive a “floating” amount of such securities equal to a fixed U.S. dollar amount of consideration, the Transaction Consideration Value shall be such fixed U.S. dollar amount of consideration;

ii. if holders of shares of PubCo Common Stock will receive a “fixed” number of such securities per share of PubCo Common Stock, the Transaction Consideration Value of such consideration shall equal the product of (A) the number of securities to be received per share of PubCo Common Stock multiplied by (B) the volume weighted average price of one such security, as reported on the Trading Market, determined for the twenty (20) continuous Trading Days ending three (3) Business Days prior to the closing date of such transaction (as reported on Bloomberg); provided that for purposes of this clause, references to “PubCo Common Stock” in the definition of Trading Market shall be deemed to be references to the national stock exchange on which such security is listed; or

(c) with respect to Transaction Consideration in the form of other securities (if any), the Transaction Consideration Value shall be $0.00.

“Transactions” means, collectively, the Mergers and the other transactions contemplated by this Agreement and the Ancillary Documents, including the PIPE Investments.

“Trust Account” means the trust account established by SPAC for the benefit of its Public Shareholders with the net proceeds from the IPO and the Sponsor Private Placement, pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, effective as of May 1, 2025, by and between SPAC and Continental, as trustee.

“Voting Agreement” means that certain Third Amended and Restated Voting Agreement, made and entered into as of January 19, 2024, by and among the Company and the Stockholders (as defined therein).

1.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Agreed Terms	7.25
Agreement	Preamble
Allocation Schedule	3.2(c)(ii)
Assumed Option	2.9(a)
Assumed Warrant	2.9(b)
Authorization Notice	2.7(e)
Closing	3.1
Closing Date	3.1
Closing Filing	7.15(b)
Closing Press Release	7.15(b)
Company	Preamble
Company Approval Matters	Recitals
Company Audited Financial Statements	6.6(a)
Company Board	Recitals
Company Certificate of Merger	2.3(c)
Company Closing	3.1
Company D&O Tail Insurance	7.18(c)

Annex A-20

Company Disclosure Schedules	Article VI
Company Financial Statements	6.6(a)
Company Material Contract	6.11(a)
Company Merger	Recitals
Company Merger Effective Time	2.3(e)
Company Merger Intended Tax Treatment	2.12(a)
Company Merger Sub	Preamble
Company Merger Sub Distribution	Recitals
Company Permits	6.9
Company Stockholder Support Agreement	Recitals
Company Surviving Subsidiary	2.2
Contracting Parties	11.13
Convertible Notes Conversion	2.9(c)
D&O Indemnified Persons	7.18(a)
Data Processing Contracts	6.21(c)
Designated Entity	6.12(a)
Effective Time	2.3(e)
Enforceability Exceptions	4.2
Environmental Permits	6.18(a)
Exchange Agent	2.11(a)
Existing Company Governance Agreements	Recitals
Extraordinary General Meeting	7.14(a)
Federal Securities Laws	7.10
FLSA	6.16(d)
Foreign Antitrust Laws	2.16(f)
HHR	11.14
Intended Tax Treatment	2.12(a)
Interim Financial Statements	6.6(a)
Interim Period	7.1(a)
Intervening Event Change in Recommendation	7.14(f)(i)
Intervening Event Notice Period	7.14(f)(i)
IP Assignment Agreements	6.12(k)
IP Licenses	6.12(f)
Issuance Event.	2.16(a)
Lock-Up Agreement	Recitals
Measurement Period	2.16(a)
Mergers	Recitals
Modification in Recommendation	7.14(f)(i)
New Registration Rights Agreement	Recitals
NHTV Conversion	2.9(e)
Nonparty Affiliates	11.13
Outside Date	9.1(b)
Parties	Preamble
Party	Preamble
Per Share Transaction Value	2.16(g)
PIPE	Recitals
PIPE Subscription Agreements	Recitals
Post Closing PubCo Officers	7.17
Post-Closing PubCo Board	7.17
Preferred Stock Conversion	2.8(a)
Privacy Policies	6.21(c)

Annex A-21

Proxy Statement	7.14(a)
Proxy/Registration Statement	7.14(a)
PubCo	Preamble
PubCo Disclosure Schedules	Article V
PubCo Equity Incentive Plan	7.25
PubCo ESPP	7.25
Public Shareholders	10.1
Real Property Lease	6.11(a)(iii)
Regulatory Approvals	7.12(a)
Related Person	6.19
Released Claims	10.1
Required Shareholder Approval	8.1(a)
SAFE Notes Conversion	2.9(d)
SEC Reports	4.6(a)
Signing Filing	7.15(b)
Signing Press Release	7.15(b)
SPAC	Preamble
SPAC Board	Recitals
SPAC Closing	3.1
SPAC D&O Tail Insurance	7.18(b)
SPAC Deal Communications	11.14
SPAC Disclosure Schedules	Article IV
SPAC Dissenting Shareholders	2.7(e)
SPAC Dissenting Shares	2.7(e)
SPAC Financials	4.6(d)
SPAC Material Contract	4.13(a)
SPAC Merger	Recitals
SPAC Merger Effective Time	2.3(d)
SPAC Merger Intended Tax Treatment	2.12(a)
SPAC Merger Sub	Preamble
SPAC Plan of Merger	2.3
SPAC Recommendation	4.2
SPAC Shareholder Approval Matters	7.14(a)
SPAC Surviving Subsidiary	2.1
Sponsor	Recitals
Sponsor Support Agreement	Recitals
Stockholder Litigation	7.26
Transaction Consideration	2.16(g)
Transfer Taxes	2.12(b)
WARN Act	6.16(a)
Written Objection	2.7(e)

1.3 Interpretation.

(a) The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

(b) In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (iii) any accounting term

Annex A-22

used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP based on the accounting principles used by the applicable Person; (iv) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (v) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (vi) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (vii) the term “or” means “and/or” unless clearly indicated otherwise, including, by use of “either”; (viii) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (ix) any agreement, instrument, insurance policy, Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law as from time to time amended, modified or supplemented as of the applicable date or during the applicable period of time, including (in the case of agreements or instruments) by waiver or consent (and in the case of agreements or instruments, in accordance with the term of the agreement or instrument, and in the case of any Ancillary Document, in accordance with the terms of this Agreement) and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (x) unless the context of this Agreement otherwise requires, references to statutes shall include all rules and regulations promulgated thereunder; (xi) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Annex” and “Exhibit” are intended to refer to Sections, Articles, Schedules, Annexes and Exhibits to this Agreement; and (xii) the term “dollars” or “$” means United States dollars.

(c) Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person.

(d) Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the Equity Interests of such Person, in whatever form.

(e) The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(f) The Company Disclosure Schedules, the PubCo Disclosure Schedules and the SPAC Disclosure Schedules (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Schedules, the PubCo Disclosure Schedules or the SPAC Disclosure Schedules (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Company Disclosure Schedules, the PubCo Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, or any section thereof, with reference to any section of this Agreement or section of the Company Disclosure Schedules, the PubCo Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the Company Disclosure Schedules, the PubCo Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the Company Disclosure Schedules, the PubCo Disclosure Schedules or the SPAC Disclosure Schedules, as applicable. Certain information set forth in the Company Disclosure Schedules, the PubCo Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. Unless expressly contemplated by this Agreement, the disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

(g) To the extent that any Contract, document, certificate or instrument is represented and warranted to by PubCo or the Company to be given, delivered, provided or made available by PubCo or the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given,

Annex A-23

delivered, provided and made available to SPAC or its Representatives, such Contract, document, certificate or instrument shall have been posted no later than two (2) days prior to the date of this Agreement to the Project Senna electronic data room established by the Company on the Intralinks Data Rooms platform, and SPAC and its Representatives must have been given access to the electronic folders containing such information at such time.

Article II
MERGERS

2.1 SPAC Merger. At the SPAC Merger Effective Time, and subject to and upon the terms and conditions of this Agreement and the SPAC Plan of Merger, and in accordance with the applicable provisions of the Cayman Act, SPAC and SPAC Merger Sub shall consummate the SPAC Merger, pursuant to which SPAC shall be merged with and into SPAC Merger Sub, following which the separate corporate existence of SPAC shall cease and SPAC Merger Sub shall continue as the surviving company. SPAC Merger Sub, as the surviving company after the SPAC Merger, is hereinafter sometimes referred to as the “SPAC Surviving Subsidiary” (provided that, for the avoidance of doubt, references in this Agreement to SPAC Merger Sub in respect of any time period occurring after the SPAC Merger Effective Time (in whole or in part) shall be deemed to be references to SPAC Merger Sub as the SPAC Surviving Subsidiary for the portion of such time period occurring after the SPAC Merger Effective Time). The SPAC Merger shall have the effects specified in the Cayman Act.

2.2 Company Merger. At the Company Merger Effective Time, but at least two (2) hours after the SPAC Merger Effective Time, and subject to and upon the terms and conditions of this Agreement and the Company Certificate of Merger, and in accordance with the provisions of the DGCL, the Company and Company Merger Sub shall consummate the Company Merger, pursuant to which Company Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Company Merger Sub shall cease and the Company shall continue as the surviving company. The Company, as the surviving company after the Company Merger, is hereinafter sometimes referred to as the “Company Surviving Subsidiary” (provided that, for the avoidance of doubt, references in this Agreement to the Company in respect of any time period occurring after the Company Merger Effective Time (in whole or in part) shall be deemed to be references to the Company as the Company Surviving Subsidiary for the portion of such time period occurring after the Company Merger Effective Time). The Company Merger shall have the effects specified in the DGCL.

2.3 SPAC Merger Effective Time and Company Merger Effective Time. On the Closing Date:

(a) with respect to the SPAC Merger, SPAC Merger Sub and SPAC shall enter into and file a plan of merger (the “SPAC Plan of Merger”) together with such other documents as provided by the Cayman Act with the Cayman Registrar in accordance with the Cayman Act;

(b) following the completion of the actions set forth in Section 2.3(a) above, SPAC Surviving Subsidiary shall distribute one hundred percent (100%) of its ownership interests in Company Merger Sub (representing all of the ownership interests in Company Merger Sub outstanding at such time) to PubCo in the Company Merger Sub Distribution, with the result that Company Merger Sub shall be a direct wholly owned Subsidiary of PubCo before taking the actions set forth in Section 2.3(c) below;

(c) with respect to the Company Merger, Company Merger Sub, the Company and PubCo shall file a certificate of merger (the “Company Certificate of Merger”) with the Delaware Secretary of State in accordance with the DGCL;

(d) the SPAC Merger shall become effective on the Closing Date at such time when the SPAC Plan of Merger is registered by the Cayman Registrar in accordance with the Cayman Act, or such other time as may be specified in the SPAC Plan of Merger, as applicable (such time, the “SPAC Merger Effective Time”); and

(e) the Company Merger shall become effective on the Closing Date at such time when the Company Certificate of Merger has been duly accepted for filing by the Delaware Secretary of State in accordance with the DGCL, or such other time as specified in the Company Certificate of Merger, as applicable (such time, the “Company Merger Effective Time” or the “Effective Time”), provided that the Company Merger Effective Time shall be at least two (2) hours after the SPAC Merger Effective Time.

Annex A-24

2.4 Effect of the Mergers.

(a) At the SPAC Merger Effective Time, the effect of the SPAC Merger shall be as provided in this Agreement, the SPAC Plan of Merger and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, at the SPAC Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of SPAC Merger Sub and SPAC shall vest in and become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the SPAC Surviving Subsidiary (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the SPAC Surviving Subsidiary of any and all agreements, covenants, duties and obligations of SPAC Merger Sub and SPAC set forth in this Agreement to be performed after the SPAC Merger Effective Time, and the SPAC Surviving Subsidiary shall continue its existence as a wholly-owned Subsidiary of PubCo.

(b) At the Company Merger Effective Time, the effect of the Company Merger shall be as provided in this Agreement, the Company Certificate of Merger and the provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Company Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Company Surviving Subsidiary which shall include the assumption by Company Surviving Subsidiary of any and all agreements, covenants, duties and obligations of Company Merger Sub and Company set forth in this Agreement to be performed after the Effective Time, and the Company Surviving Subsidiary shall continue its existence as a wholly-owned Subsidiary of PubCo.

2.5 Organizational Documents.

(a) At the SPAC Merger Effective Time, the Organizational Documents of SPAC Surviving Subsidiary shall be the Organizational Documents of SPAC Merger Sub, as in effect immediately prior to the SPAC Merger Effective Time.

(b) At the Company Merger Effective Time, the Organizational Documents of the Company Surviving Subsidiary shall be the Organizational Documents of Company Merger Sub, as in effect immediately prior to the Company Merger Effective Time.

(c) As of the Effective Time, the Organizational Documents of PubCo shall be substantially in the form of the Certificate of Incorporation set forth in Exhibit E and the Bylaws set forth in Exhibit F.

2.6 Directors and Officers of the Surviving Companies.

(a) At the SPAC Effective Time, the directors and officers of the SPAC Surviving Subsidiary shall be the directors and officers selected by the Company.

(b) At the Company Merger Effective Time, the directors and officers of the Company Surviving Subsidiary shall be the directors and officers selected by the Company prior to the Company Merger Effective Time.

(c) As of the Effective Time, the directors and officers of PubCo shall be the directors and officers identified in the Proxy/Registration Statement at the time it becomes effective, which directors and officers shall be selected by the Company.

2.7 Effect of SPAC Merger on Outstanding Securities of SPAC and SPAC Merger Sub. At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any Party or the holders of securities of SPAC, PubCo or SPAC Merger Sub:

(a) SPAC Ordinary Shares.

(i) Conversion of SPAC Class B Ordinary Shares. First, a number of the then-issued and outstanding SPAC Class B Ordinary Shares equal to the Sponsor Closing Shares shall be converted automatically into SPAC Class A Ordinary Shares on a one-for-one basis in accordance with the Initial Conversion Ratio and the other terms of the SPAC Memorandum and the Sponsor Support Agreement, following which, any and all SPAC Class B Ordinary Shares that remain outstanding following such conversion shall cease to be issued and outstanding and shall automatically be canceled in accordance

Annex A-25

with the terms of the Sponsor Support Agreement and shall cease to exist. The holders of SPAC Class B Ordinary Shares issued and outstanding immediately prior to the SPAC Merger Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law.

(ii) Conversion of SPAC Class A Ordinary Shares. Second, each issued and outstanding SPAC Class A Ordinary Share (including the SPAC Class A Ordinary Shares resulting from the conversion set forth in Section 2.7(a)(i), but excluding those SPAC Class A Ordinary Shares described in Section 2.7(a)(iii), Section 2.7(b) and Section 2.7(e)) shall automatically be cancelled and cease to exist in exchange for the right to receive a number of shares of PubCo Common Stock equal to the Per Share SPAC Merger Consideration, without interest. All of the SPAC Class A Ordinary Shares converted into the right to receive the Per Share SPAC Merger Consideration pursuant to this Section 2.7(a)(ii) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the SPAC Merger Effective Time, and each holder of a certificate (if any) previously representing any such SPAC Class A Ordinary Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share SPAC Merger Consideration into which such SPAC Class A Ordinary Shares shall have been converted in the SPAC Merger.

(iii) Redeeming SPAC Shares. At or immediately prior to the SPAC Merger Effective Time, each issued and outstanding SPAC Class A Ordinary Share in respect of which the holder thereof has validly exercised its Redemption Right pursuant to and in accordance with the SPAC Memorandum (and not waived, withdrawn or otherwise lost such rights), if any, shall automatically be canceled and shall cease to exist and shall thereafter represent only the right to receive a pro rata share of the Redemption Amount in accordance with the SPAC Memorandum (and each holder of such Redeeming SPAC Shares shall thereafter cease to have any rights with respect to such securities except the right to be paid a pro rata share of the Redemption Amount in accordance with the SPAC Memorandum).

(b) Treasury Shares. Notwithstanding Section 2.7(a) or any other provision of this Agreement to the contrary, at the Effective Time, if there are any SPAC Ordinary Shares that are owned by the SPAC as treasury shares immediately prior to the Effective Time, such SPAC Ordinary Shares shall be automatically canceled and shall cease to exist without any conversion thereof or payment therefor.

(c) No Liability. Notwithstanding anything to the contrary in this Section 2.7, none of the SPAC Surviving Subsidiary, PubCo or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(d) SPAC Merger Sub Shares. At the Effective Time, all SPAC Merger Sub Ordinary Shares issued and outstanding immediately prior to the Effective Time shall be converted into an equal number of ordinary shares, par value $0.0001, of the SPAC Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the SPAC Surviving Subsidiary, held by PubCo.

(e) Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Act, the SPAC Ordinary Shares that are issued and outstanding immediately prior to the SPAC Merger Effective Time and that are held by SPAC Shareholders who shall have demanded properly in writing dissenters’ rights for such SPAC Ordinary Shares in accordance with Section 238 of the Cayman Act and otherwise complied with all of the provisions of the Cayman Act relevant to the exercise and perfection of dissenters’ rights (the “SPAC Dissenting Shares” and the holders of such SPAC Dissenting Shares being the “SPAC Dissenting Shareholders”) shall be automatically canceled and cease to exist at the SPAC Merger Effective Time and shall thereafter represent only the right to be paid by the Surviving SPAC Subsidiary the fair value of such SPAC Dissenting Shares and such other rights provided pursuant to Section 238 of the Cayman Act and shall not be converted into, and such SPAC Dissenting Shareholders shall have no right to receive, the applicable shares of PubCo Common Stock, unless and until such SPAC Shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Act. The SPAC Ordinary Shares owned by any SPAC Shareholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights pursuant to the Cayman Act shall be canceled and converted into, and become exchangeable for, as of the SPAC Merger Effective Time, the right to receive the applicable shares of PubCo Common Stock pursuant to Section 2.7(a), without any interest thereon. Prior to the Closing, SPAC shall give the Company notice as promptly as practicable of any demands for dissenters’ rights received by SPAC and any withdrawals of such demands. If any SPAC Shareholder gives to SPAC,

Annex A-26

before the Required Shareholder Approval is obtained at the Extraordinary General Meeting, written objection to the SPAC Merger (each, a “Written Objection”) in accordance with Section 238(2) of the Cayman Act (i) SPAC shall, in accordance with Section 238(4) of the Cayman Act, as promptly as practicable give written notice of the authorization of the SPAC Merger (the “Authorization Notice”) to each such SPAC Shareholder who has made a Written Objection, and (ii) SPAC and Company may, but are not obliged to, delay the commencement of the Closing and the filing of the SPAC Plan of Merger with the Cayman Registrar, until at least twenty (20) days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Act, as referred to in Section 239(1) of the Cayman Act), but in any event subject to the satisfaction or waiver of all of the conditions set forth in Article VIII.

2.8 Effect of Company Merger on Outstanding Securities of Company and Company Merger Sub.

(a) Company Preferred Stock. Immediately prior to the Effective Time pursuant to the Organizational Documents of the Company and the Company Written Consent, each share of Company Preferred Stock that is issued and outstanding as of such time will be converted into one share of Company Common Stock (the “Preferred Stock Conversion”). For the avoidance of doubt, no cash will be paid in the Preferred Stock Conversion. All of the shares of Company Preferred Stock converted into shares of Company Common Stock pursuant to this Section 2.8(a) shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such Company Preferred Stock.

(b) Company Common Stock. At the Effective Time, by virtue of the Company Merger and without any action on the part of any Party or the holders of securities of any Party, each share of Company Common Stock issued and outstanding as of such time (including Company Class A Common Stock and shares of Company Common Stock resulting from the conversion of the Company Preferred Stock pursuant to Section 2.8(a), and the Company Stockholder Written Consent, and the conversion of Company Convertible Promissory Notes and Company SAFE Notes pursuant to Section 2.9 but excluding any Appraisal Shares and any shares referred to in Section 2.8(c)) shall automatically be cancelled and cease to exist in exchange for the right to receive the Per Share Company Merger Consideration, without interest.

(c) Treasury Stock. Notwithstanding Section 2.8(b) or any other provision of this Agreement to the contrary, at the Effective Time, if there are any shares of Company Stock that are owned by Company as treasury interests or any shares of Company Stock owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time, such shares of Company Stock shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(d) No Liability. Notwithstanding anything to the contrary in this Section 2.8, none of Company Surviving Subsidiary, PubCo or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Company Merger Sub Shares. At the Effective Time, all of the shares of Company Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of Company Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of Company Surviving Subsidiary.

(f) Appraisal Rights.

(i) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Stock that are outstanding immediately prior to the Company Merger Effective Time and that are held by Company Stockholders who shall have neither voted in favor of the Company Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights shall not be converted into, and any such Company Stockholder shall have no right to receive, the Per Share Company Merger Consideration (or any portion of the Company Merger Shares or the Company Earnout Shares) unless and until such Company Stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Any Company Stockholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Company Stock under Section 262 of the DGCL shall thereupon be deemed (A) to no longer be “Appraisal Shares” within

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the meaning of this Agreement, and (B) to have such Company Stockholder’s shares of Company Stock converted into, and to have become exchangeable for, as of the Company Merger Effective Time, the right to receive the Per Share Company Merger Consideration (on an as-converted to Company Common Stock basis in respect of Company Preferred Stock (if any) held by such Company Stockholder), without any interest thereon, in accordance with and pursuant to the provisions of this Article II, including this Section 2.8.

(ii) Prior to the SPAC Closing, the Company shall give SPAC (i) notice as promptly as practicable of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the SPAC Closing, the Company shall not, except with the prior written consent of SPAC (which consent shall not be unreasonably withheld), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

2.9 Treatment of Company Equity Awards and Convertible Securities.

(a) Company Options. Effective as of the Company Closing, by virtue of the Company Merger and without any further action on the part of any Person, the Company Share Plan shall be terminated and no new Equity Awards shall be granted thereunder and each Company Option, whether vested or unvested, shall be assumed by PubCo and become an option to purchase shares of PubCo Common Stock (each, an “Assumed Option”) on the same terms and conditions (including vesting, exercise and expiration provisions) as applied to each corresponding Company Option prior to the Company Closing, except that (A) the number of shares of PubCo Common Stock subject to each Assumed Option shall be equal to the product of (x) the number of shares of Company Common Stock that were subject to the corresponding Company Option immediately prior to the Company Closing, multiplied by (y) the Company Exchange Ratio, rounded down to the nearest whole share, and (B) the per-share exercise price applicable to each Assumed Option shall be equal to the quotient of (x) the exercise price per share of Company Common Stock subject to the corresponding Company Option immediately prior to the Company Closing, divided by (y) the Company Exchange Ratio, rounded up to the nearest whole cent. In addition, each holder of a Company Option, whether vested or unvested, will have the right to receive their Stockholder Earnout Portion of the Company Earnout Shares, pursuant to and subject to the terms and conditions set forth in Section 2.16 below.

(b) Company Warrants. Effective as of the Company Closing, by virtue of the Company Merger and without any further action on the part of any Person, each Company Warrant shall be assumed by PubCo and become a warrant to purchase shares of PubCo Common Stock (each, an “Assumed Warrant”) on the same terms and conditions as applied to each corresponding Company Warrant prior to the Company Closing, except that (A) the number of shares of PubCo Common Stock subject to each Assumed Warrant shall be equal to the product of (x) the number of shares of Company Common Stock that were subject to the corresponding Company Warrant immediately prior to the Company Closing multiplied by (y) the Company Exchange Ratio, rounded down to the nearest whole share, and (B) the per-share exercise price applicable to each Assumed Warrant shall be equal to the quotient of (x) the exercise price per share of Company Common Stock subject to the corresponding Company Warrant immediately prior to the Company Closing, divided by (y) the Company Exchange Ratio, rounded up to the nearest whole cent. In addition, each holder of a Company Warrant will have the right to receive their Stockholder Earnout Portion of the Company Earnout Shares, pursuant to and subject to the terms and conditions set forth in Section 2.16 below.

(c) Company Convertible Promissory Notes. Each Company Convertible Promissory Note outstanding as of immediately prior to the Company Closing shall, subject to the terms and conditions of the applicable promissory note and subject to the occurrence of the Company Closing, be converted into a number of shares of Company Common Stock as calculated in accordance with the terms and conditions of the applicable promissory note (the “Convertible Notes Conversion”).

(d) Company SAFE Notes. Each Company SAFE Note outstanding as of immediately prior to the Company Closing shall, subject to the terms and conditions of the applicable Company SAFE Note and subject to the occurrence of the Company Closing, be converted into a number of shares of Company Common Stock equal to the SAFE Note Exchange Ratio (the “SAFE Notes Conversion”).

(e) NHTV Side Letter. The Company shall provide the holder of the NHTV Side Letter with written notice at least forty-five (45) days prior to Closing. If the holder elects to exercise any options in accordance with the NHTV Side Letter prior to the Closing, the Company shall issue the applicable number of shares of Company Preferred Stock to the holder thereof in accordance with the terms of the NHTV Side Letter prior to the Preferred

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Stock Conversion. The shares of Company Preferred Stock issued therefor shall be exchanged as provided for in Section 2.8(a) and Section 2.8(b) at the times provided thereto (the “NHTV Conversion”). Any options issued in accordance with the NHTV Side Letter that are not elected to be exercised prior to the Closing shall, as of the Company Merger Effective Time, be cancelled and shall cease to exist without any conversion thereof or payment thereof.

(f) Company Actions to Effect Treatment of Awards and Convertible Securities. Prior to the Company Merger Effective Time, the Company Board (or, if appropriate, any committee administering the Company Share Plans or the Company Equity Awards) shall take all actions necessary (including adopting such appropriate resolutions of the Company Board or any committee of the Company Board and obtaining such waivers, consents and/or amendments from the holders of any Company Convertible Securities prior to the Company Closing as may be necessary) to (i) effectuate the treatment of the Company Equity Awards and Company Convertible Securities set forth in this Section 2.9; (ii) ensure that after the Company Merger Effective Time, (A) no recipient of any Company Equity Award, any beneficiary thereof, nor any other participant in any Company Share Plan and (B) no holder of any Company Convertible Security shall have any right following the Company Merger Effective Time to acquire any securities of the Company or PubCo or to receive any payment or benefit with respect to such Company Equity Award and/or Company Convertible Security, except as expressly provided in this Section 2.9.

2.10 Effect of Mergers on Outstanding Securities of PubCo. At the SPAC Merger Effective Time, by virtue of the Mergers and without any action on the part of any Party or the holders of securities of any Party, all of the shares of PubCo Common Stock issued and outstanding immediately prior to the SPAC Merger Effective Time shall be canceled and extinguished without any conversion thereof or payment therefor.

2.11 Exchange and Conversion Procedures.

(a) Prior to the SPAC Merger Effective Time, PubCo shall appoint SPAC’s transfer agent, Continental, or another agent reasonably acceptable to Company (the “Exchange Agent”), as its agent for the purpose of exchanging the SPAC Ordinary Shares and the Company Common Stock held by Persons immediately prior to the Effective Time for shares of PubCo Common Stock.

(b) At or prior to the applicable Effective Time noted below, PubCo shall deliver to the Exchange Agent written instructions to issue, in uncertificated book-entry form:

(i) at the SPAC Merger Effective Time, a number of shares of PubCo Common Stock to each holder of a SPAC Class A Ordinary Share immediately prior to the SPAC Merger equal to the number of SPAC Class A Ordinary Shares held by such Person immediately prior to the SPAC Merger; and

(ii) at the Company Merger Effective Time, the Company Merger Consideration Shares to the holders of shares of Company Stock immediately prior to the Company Merger Effective Time.

(c) For the avoidance of doubt, each SPAC Class A Ordinary Share issued and outstanding immediately prior to the SPAC Merger (including the SPAC Class A Ordinary Shares issued in respect of the conversion of SPAC Class B Ordinary Shares, but excluding those SPAC Class A Ordinary Shares described in Section 2.7(a)(iii), Section 2.7(b) and Section 2.7(e)) shall be cancelled in exchange for the right to receive shares of PubCo Common Stock pursuant to Section 2.7(a)(ii).

(d) For the avoidance of doubt, each share of Company Stock issued and outstanding immediately prior to the Company Merger shall be cancelled in exchange for (i) the right to receive shares of PubCo Common Stock pursuant to Section 2.8(b) and (ii) the right to receive a portion of the Company Earnout Shares pursuant to Section 2.16, provided that (in the case of this clause (ii)) the conditions for release of such Company Earnout Shares set forth in Section 2.16 have been satisfied.

(e) PubCo Common Stock to be delivered as the Per Share Merger Consideration shall be settled through DTC and issued in uncertificated book-entry form through the procedures of DTC, unless a physical share of PubCo Common Stock is required by applicable Law, in which case PubCo shall cause the Exchange Agent to promptly send certificates representing such shares of PubCo Common Stock to such holder. If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the cancelled SPAC Share or cancelled share of Company Stock, as applicable, in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer; and (ii) the Person requesting such payment shall have paid any transfer and other Taxes

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required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the SPAC Share cancelled or share of Company Stock cancelled or shall have established to the reasonable satisfaction of PubCo and SPAC that such Tax either has been paid or is not applicable.

(f) Share Transfer Books.

(i) At the SPAC Merger Effective Time, the register of members of SPAC maintained by Continental shall be closed, there shall be no further registration of transfers of SPAC Shares, and the holders of book-entry SPAC Ordinary Shares outstanding immediately prior to the SPAC Merger Effective Time shall cease to have any rights with respect to SPAC other than the rights expressly set forth in Section 2.7.

(ii) At the Company Merger Effective Time, there shall be no further registration of the transfers of shares of Company Stock, and the holders of shares of Company Stock outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect to the Company other than the rights expressly set forth in Section 2.8;

(g) No Fractional Shares. Notwithstanding anything to the contrary contained herein, no fraction of a share of PubCo Common Stock will be issued by PubCo by virtue of this Agreement or the Transactions, and each Person who would otherwise be entitled to a fraction of a share of PubCo Common Stock (after aggregating all fractional shares of PubCo Common Stock that otherwise would be received by such holder) shall instead have the number of shares of PubCo Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of PubCo Common Stock (without payment in lieu of such fractional shares).

(h) Distributions with Respect to Unexchanged Shares of PubCo Common Stock. All shares of PubCo Common Stock to be issued as the Per Share Merger Consideration shall be deemed issued and outstanding as of each of the SPAC Merger Effective Time and the Company Merger Effective Time. Subject to the effect of escheat, Tax or other applicable Laws, the holder of whole shares of PubCo Common Stock issued in exchange for SPAC Shares or shares of Company Stock pursuant to Section 2.7 or Section 2.8, respectively, will be promptly paid, without interest (subject to any applicable withholding Tax), the amount of dividends or other distributions with a record date after the SPAC Merger Effective Time or Company Merger Effective Time, respectively, and theretofore paid with respect to such whole share of PubCo Common Stock.

(i) Lost, Stolen or Destroyed Certificates. In the event any certificates representing SPAC Shares (if any) or shares of Company Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of such fact and indemnity by the Person claiming such certificate to be lost, stolen or destroyed, PubCo shall issue, or shall instruct the Exchange Agent to issue, in exchange for such lost, stolen or destroyed certificates, as the case may be, such shares of PubCo Common Stock, as may be required pursuant to Sections 2.7, 2.8 or 2.9 (as applicable).

(j) Adjustments to Per Share Merger Consideration. The applicable Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares, share split, share consolidation, capitalisation or other like change with respect to SPAC Shares or shares of Company Stock occurring on or after the date of this Agreement and prior to the SPAC Merger Effective Time or Company Merger Effective Time, respectively.

(k) Termination of Fund. At any time following the first (1st) anniversary of the Company Merger Effective Time, PubCo shall be entitled to require the Exchange Agent to deliver to it any funds or other property (including any interest received with respect thereto) that had been made available to the Exchange Agent and which have not been disbursed in accordance with this Article II, and thereafter Persons entitled to receive payment pursuant to this Article II shall be entitled to look only to PubCo (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the delivery of any Per Share Merger Consideration and payment of any dividends or other distributions to which such holder is entitled pursuant to Section 2.7 or Section 2.8, in each case, without interest (subject to any applicable withholding Tax), that may be deliverable or payable upon cancellation of any SPAC Shares or shares of Company Stock, as applicable, held by such holders, as determined pursuant to this Agreement, without any interest thereon.

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(l) Notwithstanding anything to the contrary of this Agreement, the right of any Company Stockholder to receive the Per Share Company Merger Consideration into which the shares of Company Common Stock held by such Company Stockholder are converted as a result of the Company Merger shall be conditioned on such Company Stockholder (i) delivering a letter of transmittal in customary form to be agreed by the Company and SPAC and (ii) entering into the Lock-Up Agreement.

2.12 Intended Tax Treatment; Transfer Taxes.

(a) Intended Tax Treatment. The Parties hereby agree and acknowledge that, for U.S. federal income tax purposes, (a) the SPAC Merger is intended to be treated as a “reorganization” described in Section 368(a)(1)(F) of the Code (the “SPAC Merger Intended Tax Treatment”), and (b) the Company Merger is intended to be treated as a reorganization described in Section 368(a) of the Code (the “Company Merger Intended Tax Treatment” and, together with the SPAC Merger Intended Tax Treatment, the “Intended Tax Treatment”). The Parties hereby agree to file all Tax and other informational returns on a basis consistent with the Intended Tax Treatment, unless otherwise required pursuant to a determination within the meaning of Section 1313(a) of the Code. Each of the Parties acknowledge and agree that each (a) has had the opportunity to obtain independent legal and tax advice with respect to the Transactions, and (b) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the SPAC Merger and/or the Company Merger do not qualify for the Intended Tax Treatment, respectively. The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(b) Transfer Taxes. Subject to Section 2.11(e), all transfer, documentary, sales, use, real property transfer, stamp, recording, registration and other similar Taxes, fees and costs (including any associated penalties and interest) incurred as a result of the Transactions (“Transfer Taxes”) shall be borne by PubCo. The Party required by Law to do so shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the other Parties shall, and shall cause their respective Affiliates to, join in the execution of such Tax Returns and other documentation. The Parties shall use commercially reasonable efforts in good faith to minimize the amount of any Transfer Taxes payable in connection with the Transactions. To the extent applicable Law requires a Person other than PubCo to pay any Transfer Taxes, PubCo shall, upon written demand from such Person and without duplication of any amounts paid under Section 11.5, promptly reimburse such Person for such Transfer Taxes.

2.13 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the SPAC Surviving Subsidiary or Company Surviving Subsidiary, as applicable, with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and SPAC Merger Sub, on the one hand, or Company and Company Merger Sub, on the other hand, the officers and directors of SPAC, SPAC Merger Sub, Company and Company Merger Sub, as applicable, are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.14 Release of Funds from Trust Account. Subject to the terms and conditions of the Trust Agreement, each Party shall use commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to cause the funds held in the Trust Account to be released simultaneously with, or as promptly as practicable after, the SPAC Merger Effective Time.

2.15 Withholding. Each of PubCo, the SPAC Surviving Subsidiary, Company Surviving Subsidiary and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any applicable Law; provided, however, that the relevant payor will reasonably cooperate with the relevant payee prior to the making of such deductions and withholding payments to determine whether any such deductions or withholding payments (other than with respect to compensatory payments, if any) are required under applicable Law and in obtaining any available exemption or reduction of, or otherwise minimizing to the extent permitted by applicable Law, such deduction and withholding. Any amounts so deducted and withheld shall be paid over to the appropriate Governmental Authority in accordance with applicable Law, and to that extent shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. The Parties acknowledge that no withholding is expected to be required under the Code or other applicable Law in respect of Taxes as in effect as of the date of this Agreement with respect to any

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amounts payable pursuant to this Agreement. To the extent any Party becomes aware of any obligation to deduct or withhold from amounts otherwise payable, issuable or transferable pursuant to this Agreement, such Party shall notify the other Parties as soon as reasonably practicable, and the Parties shall reasonably cooperate to obtain any certificates or other documentation required in respect of such withholding obligation.

2.16 Company Earnout Shares; Issuance Events; Issuance Thresholds.

(a) Company Earnout Shares. During the period commencing on the ninetieth (90th) day following Closing and ending on the fifth (5th) anniversary of the Closing Date (the “Measurement Period”), the Company Earnout Stockholders shall have the right to receive their respective Stockholder Earnout Portion of the Company Earnout Shares (subject to equitable adjustment for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) based on the performance of the PubCo Common Stock during such Measurement Period; provided that holders of Company Options as of immediately prior to the Closing that were unvested as of immediately prior to the Closing will not receive any Company Earnout Shares in respect of any Company Options to the extent that the corresponding Assumed Options have been forfeited by their terms prior to the issuance of the relevant Company Earnout Shares, and any Company Earnout Shares that are not issued as a result of such forfeiture shall be issued to the other Company Earnout Stockholders on a pro-rata basis; provided further that if any Company Earnout Shares would be allocated to holders of Company Options or Company Warrants as of immediately prior to the Closing and, as of the time such Company Earnout Shares are issued, the corresponding Assumed Options or Assumed Warrants remain outstanding but have not yet vested as it relates to Assumed Options or been exercised as it relates to Company Warrants, then such Company Earnout Shares shall be set aside and either (x) upon the vesting of such Assumed Options or exercise of such Assumed Warrants, delivered to the holder of such Assumed Options or Assumed Warrants or (y) upon the forfeiture or termination of such Assumed Options or Assumed Warrants, issued to the other Company Earnout Stockholders on a pro rata basis; provided further that any issuance of Company Earnout Shares in respect of Company Options shall be subject to withholding.

(b) Issuance Events. PubCo shall issue, and the Company Earnout Stockholders shall have the right to receive, their respective Stockholder Earnout Portion of the Company Earnout Shares in the event that one or more of the thresholds set forth in Section 2.16(c) is satisfied during the Measurement Period (such event, an “Issuance Event”). Such issuance shall be made promptly by PubCo (and in any event no later than the fifth (5th) Business Day) following the Issuance Event, and PubCo shall or shall cause its transfer agent to provide evidence of such issuance to each such Company Earnout Stockholder promptly thereafter.

(c) Issuance Thresholds. In the event the Measurement Period VWAP satisfies any of the issuance thresholds set forth in clauses (i)–(iii) below, PubCo shall issue and the Company Earnout Stockholders shall have the right to receive their respective portions of the number of Company Earnout Shares indicated in respect of each issuance threshold below.

(i) Issuance Threshold I: One-third (1/3) of the total Company Earnout Shares shall be issued in the event that the Measurement Period VWAP shall equal or exceed fifteen dollars ($15.00) for any twenty (20) Trading Days within a thirty (30) Trading Day period during the Measurement Period;

(ii) Issuance Threshold II: One-third (1/3) of the total Company Earnout Shares shall be issued in the event that the Measurement Period VWAP shall equal or exceed twenty dollars ($20.00) for any twenty (20) Trading Days within a thirty (30) Trading Day period during the Measurement Period; and

(iii) Issuance Threshold III: One-third (1/3) of the total Company Earnout Shares shall be issued in the event that the Measurement Period VWAP shall equal or exceed twenty-five dollars ($25.00) for any twenty (20) Trading Days within a thirty (30) Trading Day period during the Measurement Period.

(d) Monitoring. During the Measurement Period, PubCo’s chief financial officer or controller will monitor (or will have monitored) the closing price of the shares of PubCo Common Stock on the principal securities exchange or securities market on which the PubCo Common Stock is then traded, and PubCo shall notify the Company Earnout Stockholders in writing promptly following the occurrence of any Issuance Event.

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(e) The issuance thresholds set forth in Section 2.16(c) and the applicable number of Company Earnout Shares that shall vest in respect of each such issuance threshold shall be subject to equitable adjustment for share splits, share dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the PubCo Common Stock after the Closing.

(f) To the extent any amount of Company Earnout Shares has not been issued on or before the expiry of the Measurement Period due to failure to satisfy the issuance thresholds set forth in Section 2.16(b), the Company Earnout Stockholders shall have no future rights to receive any such unissued Company Earnout Shares; provided that, for the avoidance of doubt, in the event an Issuance Event has occurred on or prior to the end of the Measurement Period, but the shares of PubCo Common Stock to be issued in accordance with such Issuance Event have not yet been issued by the end of the Measurement Period, the Company Earnout Shares to be issued in such circumstance shall be issued pursuant to the mechanics set forth in Section 2.16(b) even if such issuance occurs after the end of the Measurement Period.

(g) Notwithstanding anything to the contrary in this Agreement, in the event that, prior to the expiration of the Measurement Period and before the Issuance Thresholds are met, PubCo consummates a merger, consolidation, business combination, tender offer, reorganization, recapitalization, or other transaction or series of related transactions pursuant to which the holders of PubCo Common Stock have the right to receive cash or securities (collectively, “Transaction Consideration”) in exchange for their shares, and the Transaction Consideration Value of such Transaction Consideration per share of PubCo Common Stock (the “Per Share Transaction Value”) equals or exceeds the applicable Issuance Thresholds, then immediately prior to the consummation of such transaction, PubCo shall issue to the Company Earnout Stockholders the lesser of (i) the number of Company Earnout Shares that would have been issued under Section 2.16(c) if the Per Share Transaction Value had been the Measurement Period VWAP for any twenty (20) Trading Days within a thirty (30) Trading Day period during the Measurement Period and (ii) the remaining Company Earnout Shares that have not yet been issued as of such date. For the avoidance of doubt, if the Per Share Transaction Value is less than the Issuance Thresholds, no Company Earnout Shares shall be issued.

(h) Unless otherwise required by Law, all issuances of Company Earnout Shares shall be treated by the Parties as an adjustment to the Per Share Merger Consideration received by the Company Earnout Stockholders pursuant to Article II.

(i) No Company Earnout Shares issuable pursuant to this Section 2.16 shall be issued to any Company Earnout Stockholder who is required to file notification pursuant to the HSR Act or under any applicable Antitrust Law of any non-U.S. jurisdictions (collectively, “Foreign Antitrust Laws”) until any applicable waiting period pursuant to the HSR Act or Foreign Antitrust Laws has expired or been terminated (provided, that any such Company Earnout Stockholder has notified PubCo of such required filing pursuant to the HSR Act or Foreign Antitrust Laws in connection therewith following reasonable advance notice from PubCo of the reasonably anticipated issuance of Company Earnout Shares).

Article III
CLOSING

3.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the closing of the SPAC Merger (the “SPAC Closing”) and the closing of the Company Merger (the “Company Closing” and, with the SPAC Closing, collectively the “Closing”) shall take place by electronic exchange of signatures, on a date that shall be no later than the fifth (5th) Business Day after all the Closing conditions in Article VIII have been satisfied or, to the extent legally permissible, waived (other than any such conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction of, or to the extent legally permissible, waiver by the Party benefitting from, such conditions at the Closing) at 10:00 a.m. New York time, or at such other date, time or place as SPAC and the Company may agree in writing (the date at which the SPAC Closing and the Company Closing are actually held being the “Closing Date”).

3.2 Closing Deliveries.

(a) At the Closing, SPAC shall deliver or cause to be delivered:

(i) to Company and PubCo, a certificate, dated the Closing Date, signed by an executive officer or director of SPAC in such capacity, certifying as to the satisfaction of the conditions specified in Sections 8.2(a), 8.2(b) and 8.2(c) with respect to SPAC; and

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(ii) to the Company and PubCo, a copy of the New Registration Rights Agreement duly executed by SPAC and Sponsor.

(b) At the Closing, PubCo shall deliver or cause to be delivered:

(i) to SPAC, a certificate, dated the Closing Date, signed by an executive officer of PubCo, certifying as to the satisfaction of the conditions specified in Sections 8.3(a), 8.3(b) and 8.3(c) with respect to PubCo and SPAC Merger Sub, as applicable; and

(ii) to SPAC, a copy of the New Registration Rights Agreement duly executed by PubCo.

(c) At the Closing, Company shall deliver or cause to be delivered:

(i) to SPAC, a certificate, dated as of the Closing Date, signed by an executive officer or director of Company, certifying as to the satisfaction of the conditions specified in Sections 8.3(a), 8.3(b) and 8.3(c) with respect to Company;

(ii) to SPAC, a spreadsheet schedule (the “Allocation Schedule”) in excel format with underlying calculations setting forth the portion of the Company Merger Shares payable to each Company Stockholder in exchange for such holder’s shares of Company Stock, Company Equity Awards and Company Convertible Securities, in each case, in accordance with the terms of this Agreement, the Company’s Organizational Documents and any other instruments governing such Company Stock, Company Equity Awards and Company Convertible Securities; provided that, no less than five (5) Business Days prior to the Closing Date the Company shall deliver to SPAC a draft of the Allocation Schedule to review, and as promptly as practicable following the Company’s delivery of such Allocation Schedule, Representatives of SPAC and the Company shall work together in good faith to finalize the Allocation Schedule in accordance with this Agreement prior to Closing; and

(iii) to PubCo, a certificate and notice to the Internal Revenue Service that complies with Sections 897 and 1445 of the Code and the applicable Treasury Regulations certifying that interests in the Company are not U.S. real property interests within the meaning of Section 897 of the Code; provided that, the sole recourse in the event the Company does not deliver such certificate and notice shall be withholding any amounts of Taxes required to be withheld by applicable Law.

Article IV
REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in (a) the disclosure schedules delivered by SPAC to the Company and PubCo on the date of this Agreement (the “SPAC Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (b) the SEC Reports that are available prior to the date of this Agreement on the SEC’s website through EDGAR (excluding any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature, and excluding, for the avoidance of doubt, any content of such SEC Reports that have been redacted or omitted pursuant to applicable Law) (it being acknowledged that nothing disclosed in such SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.5(a) (Capitalization), Section 4.10 (Taxes and Returns), Section 4.15 (Finders and Brokers) and Section 4.20 (SPAC Trust Account)), SPAC represents and warrants to PubCo, SPAC Merger Sub and the Company as of the date of this Agreement and as of the Closing, as follows:

4.1 Organization and Standing. SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Company Merger Sub is a company duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of SPAC and Company Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of SPAC and Company Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed, or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect. Prior to the date of this Agreement, SPAC has made available

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to the Company accurate and complete copies of the Organizational Documents of SPAC and of Company Merger Sub, each as currently in effect. None of SPAC or Company Merger Sub is in violation of any provision of its Organizational Documents.

4.2 Authorization; Binding Agreement.

(a) All corporate action on the part of SPAC necessary for the (i) authorization, execution and delivery by SPAC of this Agreement and each Ancillary Document to which it is or will be a party, (ii) consummation of the SPAC Merger and the other Transactions and (iii) performance of all of SPAC’s obligations hereunder or thereunder has been taken or will be taken prior to the SPAC Closing, subject to (A) obtaining the Required Shareholder Approval, (B) the filing of the SPAC Merger Filing Documents, and (C) receipt of the Regulatory Approvals.

(b) All corporate or other entity action on the part of Company Merger Sub necessary for the (i) authorization, execution and delivery by Company Merger Sub of this Agreement and each Ancillary Document to which it is or will be a party, (ii) consummation of the Company Merger and the other Transactions and (iii) performance of all of Company Merger Sub’s obligations hereunder or thereunder has been taken or will be taken prior to the Company Closing, subject to (A) obtaining the Company Merger Sub Shareholder Approval, (B) the filing of the Company Merger Filing Documents, and (C) receipt of the Regulatory Approvals.

(c) This Agreement has been, and each Ancillary Document to which SPAC or Company Merger Sub is a party has been or shall be when delivered, duly and validly executed and delivered by SPAC or Company Merger Sub, as applicable, and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of SPAC or Company Merger Sub, as applicable, enforceable against SPAC (or Company Merger Sub, as applicable) in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization and moratorium Laws and other laws of general application affecting the enforcement of creditors’ rights generally and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity (collectively, the “Enforceability Exceptions”).

(d) The SPAC Board, either (A) at a duly called and held meeting or (B) by way of written resolution, has unanimously (i) determined that this Agreement, the Ancillary Documents to which SPAC is or will be a party, the SPAC Merger and the other Transactions are advisable and in the best interests of SPAC, (ii) approved this Agreement, the Ancillary Documents to which SPAC is or will be a party, the SPAC Merger and the other Transactions in accordance with the Cayman Act and the SPAC Memorandum, (iii) approved the Transactions as a Business Combination, (iv) directed that this Agreement and the SPAC Shareholder Approval Matters be submitted to the SPAC Shareholders for adoption and approval at the appropriate time, and (v) resolved to recommend that the SPAC Shareholders adopt this Agreement and approve the SPAC Shareholder Approval Matters (subject, in the case of this clause (v), to the provisions of Section 7.14, as applicable) (collectively, the “SPAC Recommendation”).

(e) The Company Merger Sub board of directors has unanimously (i) determined that this Agreement, the Ancillary Documents to which Company Merger Sub is or will be a party, the Company Merger and the other Transactions are advisable and in the best interests of Company Merger Sub, (ii) approved this Agreement, the Ancillary Documents to which Company Merger Sub is or will be a party, the Company Merger and the other Transactions in accordance with the DGCL, (iii) directed that the Company Merger Sub Shareholder Approval Matters be submitted to the Company Merger Sub shareholders for adoption and approval, and (v) resolved to recommend that the Company Merger Sub shareholders adopt this Agreement and approve the Company Merger Sub Shareholder Approval Matters.

4.3 Governmental Approvals. Assuming the accuracy of the representations made by PubCo in Article V and by the Company in Article VI, no Consent of any Governmental Authority on the part of SPAC or Company Merger Sub, is required to be obtained in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the Transactions, other than (a) such filings as contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the Transactions, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder and (d) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a SPAC Material Adverse Effect.

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4.4 Non-Contravention. SPAC is not in material violation of any term of the SPAC Memorandum. SPAC is not in violation of any term or provision of any Order to which it is party or by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect. The execution and delivery by SPAC and the performance by SPAC of its obligations pursuant to this Agreement and the Ancillary Documents to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, or except for (i) the Company Written Consent remaining in full force and effect from the date of this Agreement, (ii) the filing of the SPAC Merger Filing Documents and (iii) the receipt of the Regulatory Approvals, require any Consent or constitute a default under (1) the SPAC Memorandum, (2) any Contract to which SPAC is a party or by which any of SPAC’s assets are bound or (3) any applicable Law, Permit or Order, nor (b) the creation of any Lien upon any of the properties or assets of SPAC (other than Permitted Liens), except, in the case of clauses (a)(2), (a)(3) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

4.5 Capitalization.

(a) The authorised share capital of SPAC consists of (i) 550,000,000 SPAC Ordinary Shares, consisting of (A) 500,000,000 SPAC Class A Ordinary Shares and (B) 50,000,000 SPAC Class B Ordinary Shares; and (ii) 5,000,000 SPAC Preference Shares. The issued and outstanding SPAC Ordinary Shares as of the date of this Agreement consist of (A) 24,580,000 SPAC Class A Ordinary Shares, of which (x) 24,000,000 were issued in the IPO and are subject to possible redemption and (y) 580,000 were issued to, and are currently owned by, the Sponsor pursuant to a private placement consummated simultaneously with the closing of the IPO, and (B) 6,000,000 SPAC Class B Ordinary Shares. There are no issued or outstanding SPAC Preference Shares. All issued and outstanding SPAC Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the SPAC Memorandum or any Contract to which SPAC is a party. None of the outstanding SPAC Ordinary Shares has been issued in violation of any applicable securities Laws. Other than the Company Merger Sub, SPAC does not have any Subsidiaries or own any Equity Interests in any other Person. SPAC does not own any SPAC Ordinary Shares as treasury shares.

(b) Except as set forth in this Section 4.5 or as contemplated by this Agreement or the Ancillary Documents, there are no (i) outstanding Equity Interests or (ii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of SPAC, (B) obligating SPAC to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any securities of SPAC, or (C) obligating SPAC to grant, extend or enter into any option, warrant, call, subscription or other right, agreement, arrangement or commitment for such securities of SPAC. Other than the Redemption Rights or as expressly set forth in this Agreement, there are no outstanding obligations of SPAC to repurchase, redeem or otherwise acquire any securities of SPAC or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as contemplated by this Agreement or the Ancillary Documents, there are no shareholders agreements, voting trusts or other agreements or understandings to which SPAC is a party with respect to the voting of any securities of SPAC.

(c) (i) Other than the SPAC Loans, SPAC does not have any Indebtedness and (ii) no Indebtedness of SPAC contains any restriction upon (A) the prepayment of any of such Indebtedness, (B) the incurrence of Indebtedness by SPAC, (C) the ability of SPAC to grant any Lien on its properties or assets, or (D) the consummation of the Transactions.

(d) Since the date of incorporation of SPAC, and except as contemplated by this Agreement, SPAC has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the SPAC Board has not authorized any of the foregoing.

(e) Company Merger Sub is authorized to issue 100 shares of Company Merger Sub Common Stock, of which 100 shares are issued and outstanding as of the date of this Agreement, which 100 shares are owned by SPAC. The shares of Company Merger Sub Common Stock issued and outstanding on the date of this Agreement, and any shares of Company Merger Sub Common Stock that will be issued pursuant to the Transactions, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and are fully paid, (ii) were, or will be, issued, in compliance in all material respects with applicable Law, (iii) were not, and will not be, issued in breach or violation of any preemptive rights or Contract, and (iv) are, and

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will be, free from any Liens other than those imposed under the Company Merger Sub’s Organizational Documents, as applicable, or under applicable securities Laws.

4.6 SEC Filings; SPAC Financials; Internal Controls.

(a) SPAC, since the IPO and through the date of this Agreement, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by SPAC with the SEC under the Securities Act and/or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Reports”), which SEC Reports are all available on the SEC’s website through EDGAR, and will file all such SEC Reports required to be filed or furnished subsequent to the date of this Agreement.

(b) The SEC Reports (x) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, as applicable, and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(c) As of the date of this Agreement, the SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on Nasdaq under the symbol “CEPT”. Since the IPO, SPAC has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. There is no Action or proceeding pending or, to the Knowledge of SPAC, threatened against SPAC, by Nasdaq or the SEC with respect to any intention by such entity to deregister or terminate the listing of the SPAC Class A Ordinary Shares. None of SPAC or its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Class A Ordinary Shares under the Exchange Act except as contemplated by this Agreement.

(d) The financial statements and notes of SPAC contained or incorporated by reference in the SEC Reports (the “SPAC Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of SPAC at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K under the Securities Act, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(e) Except as and to the extent reflected or reserved against in the SPAC Financials, SPAC has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in the SPAC Financials, other than (i) Liabilities incurred since the date of the SPAC Financials in the Ordinary Course or (ii) Liabilities or obligations incurred pursuant to this Agreement. SPAC has no off-balance sheet arrangements that are not disclosed in the SEC Reports.

(f) Since the IPO, (i) SPAC has not received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of SPAC or its internal accounting controls, including any such complaint, allegation, assertion or claim that SPAC has engaged in questionable accounting or auditing practices and (ii) there have been no internal unresolved, material investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, the SPAC Board or any committee thereof.

(g) SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) that are designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions

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regarding required disclosure. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(h) SPAC maintains systems of internal accounting controls that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that are sufficient to provide reasonable assurance: (i) that SPAC maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) that transactions are executed, and access to assets is permitted, in accordance with management’s general or specific authorization; and (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Neither SPAC nor SPAC’s independent auditors identified or have been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the PCAOB) in the design or operation of SPAC’s internal controls over financial reporting which would reasonably be expected to adversely affect SPAC’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. SPAC has no Knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of SPAC. Since the IPO, there have been no material changes in SPAC’s internal control over financial reporting.

(i) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC, in their capacity as such, and SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(j) As of the date of this Agreement, there are no outstanding comments from the SEC with respect to the SEC Reports. To the Knowledge of SPAC, none of the SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

4.7 No Litigation; Orders; Permits. There is no Action pending, or, to the Knowledge of SPAC, threatened Action against SPAC, or, to the Knowledge of SPAC, any of its directors or officers (in their capacity as such) or otherwise affecting SPAC or its assets nor is any Order outstanding, against or involving SPAC, whether at law or in equity, before or by any Governmental Authority, which, in each case, would reasonably be expected to have a SPAC Material Adverse Effect. There is no unsatisfied judgment or open injunction binding upon SPAC that would, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. There is no Action that SPAC has pending against any other Person. SPAC holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect.

4.8 Absence of Certain Changes. SPAC has, (a) since its incorporation, conducted no business other than its incorporation, the public offering of its SPAC Class A Ordinary Shares (and the related private offering), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of Company and the negotiation and execution of this Agreement) and related activities and (b) since the IPO, not been subject to a SPAC Material Adverse Effect.

4.9 Compliance with Laws. SPAC (a) is, and has since its incorporation been, in compliance with all Laws applicable to it and the conduct of its business in all material respects, (b) has not received written notice alleging any violation of applicable Law in any material respect by SPAC and (c) is not under investigation with respect to any violation or alleged violation of any Law or Order of any Governmental Authority.

4.10 Taxes and Returns.

(a) SPAC has filed all material Tax Returns as required by Law, which Tax Returns are true, correct and complete in all material respects; (ii) SPAC has paid and remitted all material Taxes, other than Taxes being contested in good faith and for which adequate reserves have been established; (iii) SPAC is not currently engaged in any material audit, administrative or judicial proceeding with respect to Taxes, nor has SPAC waived or extended any statute of limitations applicable to the assessment of material Taxes; (iv) SPAC has not received any written notice from a Governmental Authority of a proposed deficiency of any material amount of Taxes; (v) SPAC has withheld or collected from each payment made to its employees all material Taxes required to be withheld or collected therefrom

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and has paid the same to the proper tax authority; (vi) SPAC has not (a) received a material written notice from a taxing authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized or incorporated, or (b) received a material written notice from a jurisdiction where it does not file Tax Returns that it is subject to Tax or required to file Tax Returns in that jurisdiction; (vii) SPAC has not engaged in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4; (viii) there are no Liens on the assets of SPAC related to material Taxes, other than Permitted Liens; (ix) within the past two (2) years, SPAC has not been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code; and (x) SPAC has no material liability for the Taxes of any other Person (a) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (b) as a transferee or successor or (c) by contract (except, in each case, for liabilities pursuant to commercial contracts not primarily relating to Taxes).

(b) SPAC has not taken, or agreed to take, any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. To the Knowledge of SPAC, there are no facts or circumstances that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. SPAC is and has been since its formation treated as a corporation for U.S. federal income tax purposes.

4.11 Employees and Employee Benefit Plans. SPAC has never (a) had any paid employees, (b) retained any contractors, other than consultants and advisors in the Ordinary Course or (c) maintained, sponsored, contributed to or otherwise had any Liability under, any employee benefit plans. Other than reimbursement of any reasonable out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf, neither SPAC nor its Affiliates have any material liability to any officer or director of SPAC (in their capacity as such).

4.12 Properties. SPAC does not own, license or otherwise have any right, title or interest in any material Intellectual Property. SPAC does not own or lease any material real property or Personal Property.

4.13 Material Contracts.

(a) Other than this Agreement and the Ancillary Documents to which SPAC is a party as of the date of this Agreement or such other Ancillary Documents that SPAC shall execute after the date of this Agreement and which are attached as exhibits hereto, Section 4.13(a) of the SPAC Disclosure Schedules set forth a true, correct and complete list of the Contracts to which SPAC is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be canceled by SPAC on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of SPAC as its business is currently conducted, any acquisition of material property by SPAC, or restricts in any material respect the ability of SPAC from entering into this Agreement or Ancillary Documents or consummating the Transactions (each such Contract, a “SPAC Material Contract”). All SPAC Material Contracts have been made available to the Company.

(b) With respect to each SPAC Material Contract: (i) the SPAC Material Contract was entered into at arms’ length and in the Ordinary Course; (ii) the SPAC Material Contract is legal, valid, binding and enforceable in all material respects against SPAC and, to the Knowledge of SPAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) SPAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by SPAC, or permit termination or acceleration by the other party, under such SPAC Material Contract; (iv) no party to a SPAC Material Contract has given written notice of or, to the Knowledge of SPAC, threatened any potential exercise of termination rights with respect to any SPAC Material Contract; and (v) to the Knowledge of SPAC, no other party to any SPAC Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by SPAC under any SPAC Material Contract.

4.14 Transactions with Affiliates. Section 4.14 of the SPAC Disclosure Schedules sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between SPAC and any (a) present or former director, officer, employee, direct equityholder or Affiliate of SPAC or (b) record or beneficial owner of more than five percent (5%) of outstanding SPAC Ordinary Shares as of the date of this Agreement.

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4.15 Finders and Brokers. No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, PubCo or Company, or any of their respective Affiliates, in connection with the Transactions based upon arrangements made by or on behalf of SPAC or any of its Affiliates, including the Sponsor.

4.16 Certain Business Practices.

(a) Neither SPAC, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic Government Officials or employees, to foreign or domestic political parties or campaigns or violated any provision of any applicable Anti-Corruption Laws, (iii) made any other unlawful payment or (iv) since the formation of SPAC, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder SPAC or assist it in connection with any actual or proposed transaction.

(b) The operations of SPAC are and have been conducted at all times in compliance with Anti-Money Laundering Laws in all applicable jurisdictions and no Action involving SPAC with respect to any of the foregoing is pending or, to the Knowledge of SPAC, threatened.

(c) None of SPAC or any of its directors or officers, or, to the Knowledge of SPAC, any other Representative acting on behalf of SPAC is currently identified on a Sanctions List or otherwise currently subject to any Sanctions administered by a Sanctions Authority, and SPAC has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by a Sanctions Authority or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by a Sanctions Authority in the last five (5) fiscal years.

4.17 Insurance. Section 4.17 of the SPAC Disclosure Schedules lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by SPAC relating to SPAC or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and SPAC is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of SPAC, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by SPAC. SPAC has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a SPAC Material Adverse Effect.

4.18 SPAC Acknowledgment. Except for the representations and warranties expressly made by SPAC in this Article IV (as modified by the SPAC Disclosure Schedule) or as expressly set forth in any Ancillary Document, neither SPAC nor Company Merger Sub nor any other Person on their behalf makes any express or implied representation or warranty with respect to SPAC or Company Merger Sub or their respective business, operations, assets or Liabilities, or the Transactions, and each of SPAC and Company Merger Sub hereby expressly disclaims any other representations or warranties, whether implied or made by SPAC, the Company Merger Sub or any of their respective Representatives. Each of SPAC and Company Merger Sub acknowledges that, except for the representations and warranties expressly made by PubCo in Article V or by the Company in Article VI, none of PubCo, SPAC Merger Sub or the Company is making or has made, communicated or furnished (orally or in writing) any representation, warranty, statement or information to SPAC, Company Merger Sub or their respective Representatives (including any opinion, information or advice that may have been or may be provided to SPAC or Company Merger Sub or their respective Representatives by any Representative of PubCo, SPAC Merger Sub or the Company). Each of SPAC and Company Merger Sub specifically disclaims that it is relying upon or has relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that PubCo, SPAC Merger Sub and the Company have specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 4.18, nothing in this Section 4.18 shall limit SPAC’s remedies with respect to Fraud Claims in connection with, or arising out of this Agreement, the Ancillary Documents or the Transactions.

4.19 Information Supplied. The information supplied or to be supplied by SPAC expressly for inclusion or incorporation by reference in the Proxy/Registration Statement or any current report on Form 8-K or report on Form 10-K or 10-Q, and any exhibits thereto or any other report, form, registration or other filing made with any

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Governmental Authority (including the SEC), in each case, with respect to the Transactions, shall not: (a) in the case of the Proxy/Registration Statement, on the effective date of the Proxy/Registration Statement, (b) in the case of the Registration Statement or any current report on Form 8-K, or any report on Form 10-K or 10-Q, when filed, made available, mailed or distributed, as the case may be, and (c) in the case of the Proxy/Registration Statement, at the time of the Extraordinary General Meeting and the SPAC Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that SPAC is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, SPAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company, PubCo or SPAC Merger Sub, or any of their respective Affiliates.

4.20 SPAC Trust Account. As of the date of this Agreement, there is at least $240,000,000 held in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the SPAC Memorandum and the IPO Prospectus. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. SPAC has performed all obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any material respect, and to the Knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports filed, or furnished by SPAC to the Company, to be inaccurate or that would entitle any Person (other than holders of SPAC Class A Ordinary Shares who shall have elected to redeem their SPAC Class A Ordinary Shares pursuant to the SPAC Memorandum) to any portion of the proceeds in the Trust Account prior to the closing of a Business Combination. There are no Actions pending with respect to the Trust Account. SPAC has not released any money from the Trust Account other than as permitted by the Trust Agreement. Following the Closing, no SPAC Shareholder is or shall be entitled to receive any amount from the Trust Account except to the extent such shareholder shall have elected to redeem its SPAC Class A Ordinary Shares pursuant to the Redemption Rights.

4.21 Private Placement.

(a) As of the date of this Agreement, other than the PIPE Subscription Agreements, there are no other agreements, side letters or arrangements between SPAC and any PIPE Investor relating to any PIPE Subscription Agreement that could materially and adversely affect the obligation of such PIPE Investors to contribute to SPAC the applicable portion of the PIPE amount set forth in the PIPE Subscription Agreement of such PIPE Investors. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto, all of the PIPE Subscription Agreements are in full force and effect and are legal, valid and binding obligations of SPAC, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of SPAC, no PIPE Subscription Agreement has been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, SPAC is not and, with the giving of notice, the lapse of time or both, would not be in default under any PIPE Subscription Agreements.

(b) No fees, consideration or other discounts are payable or have been agreed to by SPAC (including, from and after the Closing) to any PIPE Investor in respect of the PIPE, except as set forth in the PIPE Subscription Agreements.

(c) As of the date of this Agreement, other than the PIPE Subscription Agreements, there are no agreements, side letters, or arrangements between SPAC, on the one hand, and any actual or prospective investor, on the other hand, relating to any PIPE Investment.

4.22 Company Merger Sub Activities. Since its formation, Company Merger Sub has not engaged in any business activities or conducted any operations other than as contemplated by this Agreement, does not own, directly or indirectly, any ownership equity, profits or voting interest in any Person and has no assets or Liabilities

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except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and other than this Agreement and the Ancillary Documents to which it is a party, Company Merger Sub is not party to or bound by any Contract.

Article V
REPRESENTATIONS AND WARRANTIES OF PUBCO

Except as set forth in the disclosure schedules delivered by PubCo to SPAC on the date of this Agreement (the “PubCo Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, PubCo represents and warrants to SPAC, Company Merger Sub and the Company, as of the date of this Agreement and as of the Closing as follows:

5.1 Organization and Standing. PubCo is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. SPAC Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each of PubCo and SPAC Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of PubCo and SPAC Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed, or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of PubCo or SPAC Merger Sub, as applicable, to enter into this Agreement or any of the Ancillary Documents to which it is or will be a party or to consummate the Mergers or the other Transactions. Prior to the date of this Agreement, PubCo has made available to SPAC accurate and complete copies of the Organizational Documents of PubCo and of SPAC Merger Sub, each as currently in effect. None of PubCo or SPAC Merger Sub is in violation of any provision of its Organizational Documents.

5.2 Authorization; Binding Agreement.

(a) All corporate action on the part of PubCo necessary for the (i) authorization, execution and delivery by PubCo of this Agreement and each Ancillary Document to which it is or will be a party, (ii) consummation of the Mergers and the other Transactions and (iii) performance of all of PubCo’s obligations hereunder or thereunder has been taken or will be taken prior to the SPAC Closing and the Company Closing, as applicable, subject to (A) obtaining the Required Shareholder Approval, Company Merger Sub Shareholder Approval, and SPAC Merger Sub Shareholder Approval, as applicable, (B) the filing of the SPAC Merger Filing Documents and the Company Merger Filing Documents, as applicable, and (C) the receipt of the Regulatory Approvals.

(b) All corporate action on the part of SPAC Merger Sub necessary for the (i) authorization, execution and delivery by SPAC Merger Sub of this Agreement and each Ancillary Document to which it is or will be a party, (ii) consummation of the SPAC Merger and the other Transactions and (iii) performance of all of SPAC Merger Sub’s obligations hereunder or thereunder has been taken or will be taken prior to the SPAC Closing, subject to (A) obtaining the SPAC Merger Sub Shareholder Approval, (B) the filing of the SPAC Merger Filing Documents, and (C) the receipt of the Regulatory Approvals.

(c) This Agreement has been, and each Ancillary Document to which PubCo or SPAC Merger Sub is a party has been or shall be when delivered, duly and validly executed and delivered by PubCo or SPAC Merger Sub, as applicable, and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of PubCo or SPAC Merger Sub, as applicable, enforceable against PubCo (or SPAC Merger Sub, as applicable) in accordance with its terms, except to the extent limited by the Enforceability Exceptions.

(d) The PubCo board of directors has unanimously (A) determined that this Agreement, each Ancillary Document to which PubCo is or will be a party, the Mergers and the other Transactions are advisable and in the best interests of PubCo and its stockholders, (B) approved this Agreement, each Ancillary Document to which PubCo is or will be a party, the Mergers and the other Transactions in accordance with the DGCL and PubCo’s Organizational Documents, (C) directed that this Agreement, each Ancillary Document to which PubCo is or will be a party, the Mergers and the other Transactions be submitted to the stockholders of PubCo for adoption and approval, and (D) resolved to recommend that the stockholders of PubCo adopt this Agreement (and each Ancillary Document to which PubCo is or will be a party) and approve the Mergers and the other Transactions.

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(e) The SPAC Merger Sub board of directors either: (i) at a duly called and held meeting or (i) by way of written resolution, has unanimously (A) determined that this Agreement, the SPAC Merger and the other Transactions are advisable and in the best interests of SPAC Merger Sub, (B) approved this Agreement, the SPAC Merger and the other Transactions in accordance with the Cayman Act and the SPAC Merger Sub Memorandum and Articles, (C) directed that this Agreement and the SPAC Merger Sub Shareholder Approval Matters be submitted to the shareholders of SPAC Merger Sub for adoption and approval, and (D) resolved to recommend that the shareholders of SPAC Merger Sub adopt this Agreement and approve the SPAC Merger Sub Shareholder Approval Matters.

5.3 Governmental Approvals. Assuming the accuracy of the representations made by SPAC in Article IV and the Company in Article VI, no Consent of any Governmental Authority on the part of PubCo or SPAC Merger Sub is required to be obtained in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the Transactions, other than (a) such filings as contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the Transactions, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, (d) requirements under Delaware Law, Cayman Islands Law and pursuant to any other applicable Laws, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a material adverse effect on the ability of PubCo or SPAC Merger Sub to enter into this Agreement or any of the Ancillary Documents to which either is a party or to consummate the Mergers or the other Transactions.

5.4 Non-Contravention. Neither PubCo nor SPAC Merger Sub is in material violation of any term of its Organizational Documents. Neither PubCo nor SPAC Merger Sub is in violation of any term or provision of any Order to which it is party or by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of PubCo or SPAC Merger Sub, as applicable, to enter into this Agreement or any of the Ancillary Documents to which it is or will be a party or to consummate the Mergers or the other Transactions. The execution and delivery by PubCo and SPAC Merger Sub and the performance by each of its respective obligations pursuant to this Agreement and the Ancillary Documents to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, or except for (i) the filing of the SPAC Merger Filing Documents and (ii) the receipt of the Regulatory Approvals, require any Consent or constitute a default under (1) its Organizational Documents, (2) any Contract to which it is a party or by which its assets are bound or (3) any applicable Law, Permit or Order, nor (b) the creation of any Lien upon any of its properties or assets (other than Permitted Liens), except, in the case of clauses (a)(2), (a)(3) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of PubCo or SPAC Merger Sub, as applicable, to enter into this Agreement or any of the Ancillary Documents to which it is or will be a party or to consummate the Mergers or the other Transactions.

5.5 Capitalization.

(a) PubCo is authorized to issue 10,000 shares of PubCo Common Stock, of which 100 shares of PubCo Common Stock are issued and outstanding as of the date of this Agreement, all of which shares are owned by the Company.

(b) SPAC Merger Sub is authorized to issue 5,000,000 SPAC Merger Sub Ordinary Shares, of which 1 SPAC Merger Sub Ordinary Shares is issued and outstanding as of the date of this Agreement, all of which shares is owned by PubCo.

(c) Prior to giving effect to the Transactions, other than SPAC Merger Sub, PubCo does not, and shall not, have any Subsidiaries or own any Equity Interests in any other Person.

(d) The shares of PubCo Common Stock and SPAC Merger Sub Ordinary Shares issued and outstanding on the date of this Agreement, and any shares of PubCo Common Stock and SPAC Merger Sub Ordinary Shares that will be issued pursuant to the Transactions, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and are fully paid, (ii) were, or will be, issued, in compliance in all material respects with applicable Law, (iii) were not, and will not be, issued in breach or violation of any preemptive rights or Contract, and (iv) are, and will be, free from any Liens other than those imposed under the PubCo Organizational Documents or SPAC Merger Sub’s Organizational Documents, as applicable, or under applicable securities Laws.

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5.6 PubCo and SPAC Merger Sub Activities. Since their incorporation, PubCo and SPAC Merger Sub have not engaged in any business activities or conducted any operations other than as contemplated by this Agreement, do not own, directly or indirectly, any ownership equity, profits or voting interest in any Person (other than PubCo’s 100% ownership of SPAC Merger Sub) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which they are a party, PubCo and SPAC Merger Sub are not party to or bound by any Contract. For U.S. federal income tax purposes. SPAC Merger Sub has elected to be disregarded as an entity separate from PubCo effective as of the date of SPAC Merger Sub’s incorporation.

5.7 Absence of Changes. Since their respective incorporation, there has not been, individually or in the aggregate, a material adverse effect on the ability of PubCo or SPAC Merger Sub to enter into this Agreement or any of the Ancillary Documents to which either is a party or to consummate the Mergers or the other Transactions.

5.8 Actions. (a) There are no Actions pending or, to the Knowledge of the Company, threatened in writing against PubCo or SPAC Merger Sub; and (b) there is no judgment or award unsatisfied against PubCo or SPAC Merger Sub, nor is there any Order in effect and binding on PubCo or SPAC Merger Sub, or on their respective assets or properties that has, individually or in the aggregate, a material adverse effect on the ability of PubCo or SPAC Merger Sub to enter into this Agreement or any of the Ancillary Documents to which either is a party or to consummate the Mergers or the other Transactions.

5.9 Finders and Brokers. No broker, finder or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, PubCo, Company or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of PubCo or SPAC Merger Sub or any of their Affiliates.

5.10 Ownership of PubCo Common Stock. All shares of PubCo Common Stock to be issued and delivered to the Company Stockholders as Company Merger Shares and to the SPAC Shareholders in exchange for their SPAC Class A Ordinary Shares in accordance with this Agreement shall be, upon issuance and delivery of such shares of PubCo Common Stock, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Liens. The issuance and sale of such shares of PubCo Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

5.11 Investment Company Act. PubCo is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case, within the meanings of the Investment Company Act.

5.12 Private Placement.

(a) As of the date of this Agreement, other than the PIPE Subscription Agreements, there are no other agreements, side letters or arrangements between PubCo and any PIPE Investor relating to any PIPE Subscription Agreement that could materially and adversely affect the obligation of such PIPE Investors to contribute to SPAC the applicable portion of the PIPE amount set forth in the PIPE Subscription Agreement of such PIPE Investors. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto (other than Company), all of the PIPE Subscription Agreements are in full force and effect and are legal, valid and binding obligations of PubCo, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of PubCo, no PIPE Subscription Agreement has been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, PubCo is not and, with the giving of notice, the lapse of time or both, would not be in default under any PIPE Subscription Agreements.

(b) No fees, consideration or other discounts are payable or have been agreed to by PubCo (including, from and after the Closing) to any PIPE Investor in respect of the PIPE, except as set forth in the PIPE Subscription Agreements.

(c) As of the date of this Agreement, other than the PIPE Subscription Agreements, there are no agreements, side letters, or arrangements between PubCo or SPAC Merger Sub, on the one hand, and any actual or prospective investor, on the other hand, relating to any PIPE Investment.

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5.13 Information Supplied. The information supplied or to be supplied by PubCo or SPAC Merger Sub expressly for inclusion or incorporation by reference in the Proxy/Registration Statement or any current report on Form 8-K or report on Form 10-K or 10-Q, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC), in each case, with respect to the Transactions, shall not: (a) in the case of the Proxy/Registration Statement, on the effective date of the Proxy/Registration Statement, (b) in the case of the Proxy/Registration Statement or any current report on Form 8-K, any report on Form 10-K or 10-Q, when filed, made available, mailed or distributed, as the case may be, or (c) in the case of the Proxy/Registration Statement, at the time of the Extraordinary General Meeting and the Cayman Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that PubCo or SPAC Merger Sub is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, neither PubCo nor SPAC Merger Sub makes any representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC or any of its Affiliates.

5.14 PubCo Acknowledgement. Except for the representations and warranties expressly made by PubCo in this Article V (as modified by the PubCo Disclosure Schedules) or as expressly set forth in any Ancillary Document, neither PubCo nor SPAC Merger Sub nor any other Person on any of their behalf makes any express or implied representation or warranty with respect to any of PubCo or SPAC Merger Sub or their respective business, operations, assets or Liabilities, or the Transactions, and each of PubCo and SPAC Merger Sub hereby expressly disclaims any other representations or warranties, whether implied or made by PubCo, SPAC Merger Sub or any of their respective Representatives. Each of PubCo and SPAC Merger Sub acknowledges that, except for the representations and warranties expressly made by SPAC in Article IV and by the Company in Article VI, none of SPAC, Company Merger Sub or the Company is making or has made, communicated or furnished (orally or in writing) any representation, warranty, statement or information to PubCo, SPAC Merger Sub or their respective Representatives (including any opinion, information or advice that may have been or may be provided to PubCo and SPAC Merger Sub or any of their respective Representatives by any Representative of SPAC, Company Merger Sub or the Company). Each of PubCo and SPAC Merger Sub specifically disclaims that it is relying upon or has relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that SPAC, Company Merger Sub and the Company have specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 5.14 nothing in this Section 5.14 shall limit PubCo’s or SPAC Merger Sub’s remedies with respect to Fraud Claims in connection with, or arising out of this Agreement, the Ancillary Documents or the Transactions.

Article VI
REPRESENTATIONS AND WARRANTIES OF THE Company

Except as set forth in the disclosure schedules delivered by Company to SPAC on the date of this Agreement (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, Company hereby represents and warrants to SPAC, as of the date of this Agreement and as of the Closing, as follows:

6.1 Organization and Standing.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed, or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to SPAC accurate and complete copies of the Organizational Documents of the Company as currently in effect. The Company is not in material violation of any provision of its Organizational Documents.

(b) Each of the Company’s Subsidiaries is duly incorporated, formed or otherwise organized, and each is validly existing and in good standing under the Laws of its jurisdiction of incorporation, formation or organization. Each of the Company’s Subsidiaries has all requisite corporate or other entity power and authority

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to own, lease and operate its properties and assets and to carry on its business as now being conducted. Each of the Company’s Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed, or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to SPAC accurate and complete copies of the Organizational Documents of each such Subsidiary of the Company as currently in effect. None of the Company’s Subsidiaries is in material violation of any provision of its Organizational Documents.

6.2 Authorization; Binding Agreement. All corporate action on the part of each of the Company Entities and their shareholders necessary for the (a) authorization, execution and delivery by the Company (or any other Company Entity, as applicable) of this Agreement and the Ancillary Documents to which it is or will be a party, (b) consummation of the Company Merger and the other Transactions and (c) performance of all of the Company’s obligations hereunder or thereunder has been taken or will be taken prior to the Company Closing, subject to (i) obtaining the Company Written Consent, (ii) the filing of Company Certificate of Merger and related documents and (iii) the receipt of the Regulatory Approvals. This Agreement has been, and each Ancillary Document to which the Company (or any other Company Entity, as applicable) is a party has been or shall be when delivered, duly and validly executed and delivered by the Company (or any other Company Entity, as applicable) and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Company (or such other Company Entity, as applicable), enforceable against the Company (or such other Company Entity, as applicable) in accordance with its terms, except to the extent limited by the Enforceability Exceptions. The Company Board either: (A) at a duly called and held meeting or (B) by way of written resolution, has unanimously (i) determined that this Agreement, the Ancillary Documents to which the Company is a party and the Transactions (including the Company Merger) are advisable, fair to, and in the best interests of, the Company, (ii) approved and declared the advisability of this Agreement, the Ancillary Documents to which the Company is a Party and the Transactions (including the Company Merger) in accordance with the DGCL and the Organizational Documents of the Company, (iii) recommended the approval and adoption of this Agreement, the Ancillary Documents to which the Company is a party and the Transactions (including the Company Merger) by the Company Stockholders, (iv) directed that the Company Approval Matters be submitted to the Company Stockholders for adoption and approval, and (v) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Company Approval Matters, and execute and deliver the Company Written Consent.

6.3 Capitalization.

(a) The Company is authorized to issue: (i) 33,159,331 shares of Company Common Stock, of which 5,100,000 shares are designated Class A Common Stock, (ii) 2,999,412 shares of Series A Preferred Stock; (iii) 2,881,387 shares of Series B-1 Preferred Stock; (iv) 2,630,197 shares of Series B-2 Preferred Stock; (v) 1,219,998 shares of Series B-3 Preferred Stock; and (vi) 2,928,625 shares of Series B-4 Preferred Stock. The issued share capital of the Company consists of: (A) 8,789,656 shares of Company Common Stock, of which 256,901 shares are designated Class A Common Stock, (B) 2,999,412 shares of Series A Preferred Stock; (C) 2,881,387 shares of Series B-1 Preferred Stock; (D) 2,630,197 shares of Series B-2 Preferred Stock; (E) 1,219,998 shares of Series B-3 Preferred Stock; and (F) 2,089,457 shares of Series B-4 Preferred Stock and there are no other issued or outstanding Equity Interests of the Company. All outstanding shares of Company Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the Organizational Documents of the Company or any Contract to which SPAC is a party. None of the outstanding shares of Company Stock has been, or was, issued in violation of any applicable securities Laws. The Company does not own any shares of Company Stock as treasury shares. Section 6.3(a)-1 of the Company Disclosure Letter lists all Convertible Securities outstanding as of the date of this Agreement. As of the date of this Agreement, the aggregate principal amount outstanding under the Company Convertible Promissory Notes is $79,915,000.

(b) As of the date of this Agreement, the Company has reserved 5,100,000 shares of Company Common Stock for issuance upon exercise of Company Options, of which 960,186 shares of Company Common Stock remain available for future grants under the Company Share Plan. Section 6.3(b) of the Company Disclosure Schedule sets forth the Company Option ledger dated as of the date of this Agreement, which reflects (i) all then outstanding Company Options and lists each holder of such Company Options (by employee identification number), (ii) the number of Company Options such holder holds, and (iii) the applicable exercise prices and vesting schedules therefor.

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(c) Except as set forth in this Section 6.3 or as contemplated by this Agreement or the Ancillary Documents, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of the Company, (B) obligating the Company to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any securities of the Company or (C) obligating the Company to grant, extend or enter into any option, warrant, call, subscription or other right, agreement, arrangement or commitment for such securities of the Company, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of the Company Stockholders or any of their respective Affiliates are a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any securities of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as contemplated by this Agreement or the Ancillary Documents, there are no shareholders agreements, voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of any securities of the Company.

(d) Except as set forth on Section 6.3(d), as a result of the consummation of the Transactions, no Equity Interests of the Company are issuable, and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(e) After giving effect to the Company Merger, PubCo shall own all of the issued shares of Company Stock free from any Liens other than those arising under the Company’s Organizational Documents and applicable securities Laws. All of the issued shares of Company Stock have been duly authorized and are fully paid and not in violation of any purchase option, right of first refusal, pre-emptive right, subscription right or any similar right under any applicable Laws, the Company’s Organizational Documents or any Contract to which the Company is a party or by which the Company or its securities are bound.

(f) Since January 1, 2022, the Company has not declared or paid any distribution or dividend in respect of its Equity Interests and has not repurchased, redeemed or otherwise acquired any Equity Interests of the Company, and the Company Board has not authorized any of the foregoing.

(g) Section 6.3(g) contains a true, correct and complete list of each direct or indirect Subsidiary of the Company, including the name of the Subsidiary, the jurisdiction in which each such Subsidiary is organized, the number of issued and outstanding shares of capital stock or other Equity Interests of each such Subsidiary and the record and beneficial ownership thereof. Other than ownership of Equity Interests in the Company Subsidiaries and affiliated funds, no Company Entity owns, directly or indirectly, any capital stock, shares, membership interests, Equity Interests or other securities or derivatives thereof in any Person. All of the outstanding equity securities of each Company Subsidiary are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable Laws, and owned by one or more of the Company Entities free and clear of all Liens (other than those, if any, imposed by such Company Subsidiary’s Organizational Documents or applicable Laws), and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right. There are no Contracts to which the Company or any of the Company Subsidiaries is a party or bound with respect to the voting (including voting trusts or proxies) or transfer of the Equity Interests of any Company Subsidiary other than the Organizational Documents of any such Company Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Company Subsidiary is a party or which are binding upon any Company Subsidiary providing for the issuance or redemption of any Equity Interests of any Company Subsidiary. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Company Subsidiary. No Company Subsidiary has any limitation, whether by Contract, Order, or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Company Entity. Other than the Company Subsidiaries listed on Section 6.3(g) of the Company Disclosure Schedules, no Company Entity has any Subsidiaries. Except for the Equity Interests of the Company Subsidiaries listed on Section 6.3(g) of the Company Disclosure Schedules, (i) no Company Entity owns or has any rights to

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acquire, directly or indirectly, any Equity Interests of, or otherwise control, any Person, (ii) no Company Entity is a participant in any joint venture, partnership or similar arrangement and (iii) there are no outstanding contractual obligations of a Company Entity to provide funds to or make any loan or capital contribution to any other Person.

6.4 Governmental Approvals. Assuming the accuracy of the representations made by SPAC in Article IV and PubCo in Article V, no Consent of any Governmental Authority on the part of Company or any other Company Entities is required to be obtained in connection with the execution, delivery or performance by Company of this Agreement or any Ancillary Documents or the consummation by Company of the Transactions other than (a) such filings as expressly contemplated by this Agreement, including filing those documents associated with the Company Merger, (b) pursuant to requirements under Delaware Law or any other applicable Laws and (c) those Consents, the failure of which to obtain prior to the Closing, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

6.5 Non-Contravention. None of the Company Entities is in material violation of any term of its Organizational Documents. None of the Company Entities is in violation of any term or provision of any Order to which it is party or by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The execution and delivery by the Company (or any other Company Entity, as applicable) and the performance by any Company Entity of its obligations pursuant to this Agreement and the Ancillary Documents to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, or except for (i) obtaining the Company Written Consent, (ii) the filing of the Company Certificate of Merger and (iii) the receipt of the Regulatory Approvals, require any Consent or constitute a default under (1) any Company Entity’s Organizational Documents, (2) any Contract to which any of the Company Entities is a party or by which any of Company Entity’s assets are bound or (3) any applicable Law, Permit or Order, nor (b) the creation of any Lien upon any of the properties or assets of any Company Entity (other than Permitted Liens), except, in the case of clauses (a)(iii)(2), (a)(iii)(3) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

6.6 Financial Statements.

(a) The Company has made or will make available to SPAC (i) the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2024, and December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then-ended, in each case, audited in accordance with auditing standards generally accepted in the United States of America and including the notes thereto and the report of Wolf & Company, P.C. (collectively, the “Company Audited Financial Statements”); and (ii) the unaudited condensed consolidated statements of financial position of the Company and its Subsidiaries as of September 30, 2025, and related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the 9-month periods then-ended (the “Interim Financial Statements”, and any other financial statements to the extent required in accordance with Section 7.4 (including the KPMG Audited 2024 Financials), following, in each case, delivery thereof, collectively with the Company Audited Financial Statements, the “Company Financial Statements”). The Company Financial Statements including any related notes are true and correct in all material respects and present fairly the financial condition, operating results, equityholders’ equity and cash flows of the Company and its Subsidiaries as of the dates and during the periods indicated. The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of the Interim Financial Statements to the extent permitted by Regulation S-X or Regulation S-K under the Securities Act, applicable as if the Company was a registrant. The books of account, ledgers, order books, records and other financial documents of the Company accurately and completely reflect all material information relating to the Company’s business, the nature, acquisition, maintenance, location and collection of its assets and the nature of all transactions giving rise to its obligations and accounts receivable.

(b) The Company has in place disclosure controls and procedures that are designed to reasonably ensure that material information relating to the Company and its Subsidiaries (including any fraud that involves management or other employees who have a significant role in the internal controls of the Company and its Subsidiaries) is made known to the management of the Company by others within any of the Company and its Subsidiaries and are effective in recording, processing, summarizing and reporting financial data. The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that

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(i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Since December 31, 2022, no Company Entity nor, to the Knowledge of the Company, any Representative of any Company Entity, has received or otherwise had or obtained Knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Company and its Subsidiaries with respect to the Company Financial Statements or the internal accounting controls of any of the Company and its Subsidiaries, including any written complaint, allegation, assertion or claim that any of the Company Entities has engaged in questionable accounting or auditing practices. Since December 31, 2022, no attorney representing any of the Company Entities, whether or not employed by any of the Company Entities, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by any of the Company Entities or any of their respective Representatives to the Company Board or the board of directors (or similar governing body) of any of its Subsidiaries or any committee thereof or to any director or officer of any of the Company Entities.

(d) Since December 31, 2022, none of the Company Entities has any liability or obligation, absolute or contingent, individually or in the aggregate, that would be required to be set forth on a consolidated balance sheet of the Company Entities prepared in accordance with GAAP applied and in accordance with past practice, other than (i) obligations and liabilities that have not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, (ii) obligations and liabilities under Contracts incurred in the Ordinary Course (other than due to a breach under such Contracts, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach thereunder), (iii) any Company Expenses, (iv) obligations incurred by the Company’s execution of this Agreement (other than due to a breach hereunder, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach hereunder), and (v) obligations and liabilities reflected, or reserved against, in the Company Financial Statements or as set forth in Section 6.6(d) of the Company Disclosure Schedules.

(e) The financial projections provided by the Company and included in the “Investor Presentation” dated October 2025, which was provided to prospective investors in connection with any PIPE Investment were prepared in good faith using assumptions that the Company believes as of the date of this Agreement to be reasonable. Any financial projections provided by the Company to SPAC or to prospective investors after the date of this Agreement in connection with any PIPE Investment will be prepared in good faith using assumptions that the Company believes to be reasonable as of the date such projections are so provided.

6.7 Absence of Certain Changes. Since the date of the most recent Company Audited Financial Statements (a) there has not been, individually or in the aggregate, any Company Material Adverse Effect, (b) the Company Entities have conducted their businesses in all material respects in the Ordinary Course (other than with respect to the evaluation of and negotiations in connection with this Agreement and the Transactions) and (c) none of the Company Entities has sold, assigned or otherwise transferred any material right, title or interest in or to any of their respective assets (including ownership in Intellectual Property and IT Systems) to any Person (other than any of the other Company Entities) other than non-exclusive licenses in the Ordinary Course.

6.8 Compliance with Laws.

(a) Each of the Company Entities is in compliance with, and has during the three (3) years preceding the date of this Agreement been in compliance with, all applicable Laws, except where such failure to comply has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. For the past three (3) years, none of the Company Entities has received any written notice of or been charged with the violation of any Laws, except where such violation has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(b) Except as would not, individually or in the aggregate, be expected to have a Company Material Adverse Effect, the Company Entities have been, and are currently, in compliance with all Laws applicable to them or their respective businesses, properties or assets, including any Laws relating to product safety, product responsibility, product liability or defective products.

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6.9 Company Permits. Each Company Entity (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Company Entity), holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”), except where the failure to obtain or maintain the same, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company Entities, taken as a whole. Section 6.9 of the Company Disclosure Schedules lists all Company Permits issued to the Company Entities, including the names of the Company Permits, the issuing authorities, and their respective dates of issuance and expiration. All fees and charges with respect to the Company Permits have been paid in full in all material respects. Each material Company Permit is in full force and effect, and no suspension or cancellation of any of the material Company Permits is pending or, to the Knowledge of the Company, threatened, (b) no Company Entity is or, with the giving notice, the lapse of time or otherwise, would be in violation or default in any material respect of the terms of any Company Permit and (c) since January 1, 2022, no Company Entity has received any written, or to the Knowledge of the Company, oral notice of any Actions relating to the revocation or material modification of any material Company Permit.

6.10 Litigation. Except as set forth in Section 6.10 of the Company Disclosure Schedules, as of the date of this Agreement (a) there are no Actions pending or, to the Knowledge of the Company, currently threatened against any of the Company Entities or their respective assets or properties before any Governmental Authority that (i) question the validity of this Agreement or any Ancillary Document, or the right of the Company to enter into this Agreement or any Ancillary Document, or the right of any of the Company Entities to perform its obligations contemplated by this Agreement or any Ancillary Document, or (ii) if determined adversely to any Company Entity, would reasonably be expected to be, individually or in the aggregate, material to the Company or result in any non-de minimis change in the current equity ownership of the Company; (b) none of the Company Entities is a party or subject to the provisions of any Order; and (c) there is no Action initiated by any of the Company Entities currently pending or which any of the Company Entities currently intends to initiate, except, in the case of each of clauses (b) and (c), as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities.

6.11 Material Contracts.

(a) Section 6.11(a) of the Company Disclosure Schedules lists all Contracts (excluding any Company Benefit Plans disclosed in Section 6.17(a) of the Company Disclosure Schedules) to which any Company Entity is a party, by which any Company Entity is bound or to which any Company Entity or any of its assets or properties are subject that are in effect as of the date of this Agreement and constitute or involve the following (together with all amendments, waivers or other changes thereto, each of the following, a “Company Material Contract”):

(i) obligations of, or payments to, any of the Company Entities of $500,000 or more;

(ii) any outstanding Indebtedness (other than capitalized lease obligations incurred in the Ordinary Course) of $500,000 or more, including any convertible debt/equity instruments;

(iii) any real property leasehold interest (“Real Property Lease”) involving aggregate payments by any of the Company Entities of $500,000 or more;

(iv) any IP Licenses that are required to be listed on Section 6.12(f) of the Company Disclosure Schedules;

(v) Contracts to provide any of the Company Services to any third party (A) that, along with any Affiliates of such third party, represented the source of more than 10% of the revenue of the Company Entities (taken as a whole) over the twelve (12)-month period prior to the date of this Agreement or (B) that, along with any Affiliates of such third party, is projected will represent the source of more than 10% of the revenue the Company Entities (taken as a whole) will receive over the twelve (12)-month period following the date of this Agreement;

(vi) Contracts with suppliers of services (other than Intellectual Property) that are necessary for the provision of the Company Services, in each case involving aggregate payments by the Company Entities, taken as a whole, of $500,000 or more over the twelve (12)-month period prior to the date of this Agreement, including arrangements with providers of custodial exchange, DeFi protocol, prime broker, market maker, interoperability, Web3 security and compliance or oracle services and similar arrangements;

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(vii) Contracts providing for the Development on behalf of, or acquisition by, the Company Entities of any material Intellectual Property (other than IP Assignment Agreements);

(viii) any material Contracts relating to the membership of, or participation by, any of the Company Entities in, or the affiliation of such Company Entities with, any industry standards group or association;

(ix) Contracts with any Governmental Authority;

(x) Contracts which remain in effect immediately following the Company Closing and (A) limit the right of any Company Entity to engage in any line of business or in any geographic area, or to market, license or sell any products or services (including the Company Services), or to compete with any Person; or (B) grant any exclusive license of material Intellectual Property to any Person that is not an Company Entity including any Contracts granting to any Person any exclusive right to use, exploit, register or practice any Owned Intellectual Property;

(xi) Contracts with any employee or Contract Worker that (A) provide for annual payments in excess of $300,000; (B) involve any severance (except as required by applicable Law), change of control, transaction bonus, retention or similar type of payment; or (C) are not terminable at-will without notice or any additional liability to the Company Entities (except as required by applicable Law);

(xii) any staffing agreement or any other Contract whereby any Company Entity retains the services of any staffing agency or PEO;

(xiii) with any labor union, organization, association or body representing any employee (whether engaged through a PEO or otherwise), including any collective bargaining agreement;

(xiv) Contracts between (A) on the one hand, any of the Company Entities, and (B) on the other hand, any Company Stockholder; and

(xv) Contracts that in the Company’s determination will be required to be filed with the Proxy/Registration Statement under applicable SEC requirements pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act if the Company was the registrant.

(b) True, correct and complete copies of the Contracts required to be listed on Section 6.11(a) of the Company Disclosure Schedules have been delivered to or made available to SPAC prior to the date of this Agreement, together with all amendments thereto.

(c) Except where the failure, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company Entities, with respect to each Company Material Contract, (i) such Company Material Contract listed (or required to be listed, in each case, without regard to the reference to “legally binding” in the definition of “Contracts”) is valid and binding and enforceable against the Company Entity party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions), (ii) the consummation of the Transactions will not affect the validity or enforceability of any Company Material Contract, (iii) no Company Entity is in breach or default, and to the Knowledge of the Company, no event has occurred that with the passage of time or giving of notice or both would constitute a breach or default by any Company Entity, or permit termination or acceleration by the other party thereto, under such Company Material Contract, (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by any Company Entity, under such Company Material Contract, (v) no Company Entity has received or served written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract to terminate such Company Material Contract or amend the terms thereof, other than modifications in the Ordinary Course that do not adversely affect the Company Entities and (vi) no Company Entity has waived any rights under any such Company Material Contract.

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6.12 Intellectual Property.

(a) Section 6.12(a) of the Company Disclosure Schedules sets forth an accurate and complete list of each item of Owned Intellectual Property which is Registered IP, in each case, enumerating specifically the applicable filing, serial or registration/application number, title, jurisdiction, date of filing/issuance, registrar and current applicant(s)/registered owners(s), as applicable.

(b) Except as set forth on Section 6.12(b) of the Company Disclosure Schedules, no funding, facilities, material, information, Intellectual Property or personnel of a university, college, other educational institution or research center, Governmental Authority (each a “Designated Entity”) were used, directly or indirectly, in the Development or commercialization, in whole or in part, of any material Owned Intellectual Property and no Designated Entity has any right, title or interest (including any usage, license, “march in,” ownership, co-ownership or other rights) in or to any Owned Intellectual Property material to the business of the Company Entities.

(c) Since January 1, 2022, there have no Actions instituted before any Governmental Authority, domain name registrar or other public or quasi-public legal authority anywhere in the world (including before U.S. Patent and Trademark Office, the U.S. Copyright Office, or similar authority anywhere in the world), or threatened in writing, including any interference, reexamination, cancellation, nullity or opposition proceedings or inventorship challenges, in which any claims have been raised relating to the validity, enforceability, registrability, scope, misappropriation, ownership, violation or infringement with respect to any material Owned Intellectual Property.

(d) The Company Entities (i) are the sole and exclusive owner of, and possess all right, title, and interest in and to, any and all material Owned Intellectual Property, free and clear of all Liens, except for Permitted Liens, and (ii) duly license or otherwise possess the right to use any and all other material Intellectual Property used or held for use by the Company Entities in, or otherwise necessary for, the operation of the business of the Company Entities as conducted as of the Company Closing, including the material Licensed Intellectual Property. Except as would not, individually or in the aggregate, be material to the Company Entities, taken as a whole, the Company Entities have taken all reasonably necessary actions consistent with applicable Law to maintain and protect each item of Owned Intellectual Property material to the business of the Company Entities, including with respect to the validity and enforceability thereof. To the Knowledge of the Company, except as described in Section 6.12(d) of the Company Disclosure Schedules, none of the Company Entities is a party to or bound by any Contract that materially limits, restricts, or impairs its or their ability to use, sell, transfer, assign, license or convey any of their interests in any material Owned Intellectual Property.

(e) All of the Registered IP included in the Owned Intellectual Property that is material to the business of the Company Entities is subsisting, and, to the Knowledge of the Company, valid and enforceable, and payment of all renewal and maintenance fees, costs and expenses and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Company Entities, and all filings related thereto have been duly made. The Company Entities have not and are not conducting the business in a manner that, to the Knowledge of the Company, could reasonably be expected to result in the cancellation or unenforceability of any such material Owned Intellectual Property.

(f) Section 6.12(f) of the Company Disclosure Schedules sets forth a true, correct and complete list of all Contracts (i) pursuant to which the Company Entities use any Licensed Intellectual Property material to the business of the Company Entities (other than non-exclusive licenses for commercially available Software or IT Systems) or (ii) pursuant to which the Company Entities have granted to a third party any right in or to any Owned Intellectual Property material to the business of the Company Entities (excluding non-exclusive license agreements entered into in the Ordinary Course) (collectively, the “IP Licenses”).

(g) To the Knowledge of the Company, neither the operation and conduct of the business of the Company Entities (including the provision of Company Services), nor the Company Entities’ use of Company Intellectual Property, infringes, dilutes, violates, interferes with, misappropriates or makes unlawful use of (or since January 1, 2022, has infringed, diluted, violated, interfered with, misappropriated or made unlawful use of) any Intellectual Property or other proprietary rights of any other Person in any material respect. To the Knowledge of the Company, (i) there is no actual or threatened in writing infringement, violation, interferences, dilution, misappropriation or unlawful use by a third party of any of the material Company Intellectual Property and (ii) there has been no such material infringement, violation, interferences, dilution, misappropriation or unlawful use since January 1, 2022.

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(h) To the Knowledge of the Company, except as described in Section 6.12(h) of the Company Disclosure Schedules, upon the Company Closing, the Company Entities will continue to have the right to use all Owned Intellectual Property on identical terms and conditions as the Company Entities enjoyed immediately prior to the Company Closing.

(i) Except as set forth on Section 6.12(i) of the Company Disclosure Schedules, to the Knowledge of the Company, no Open Source Software has, in any material respect, been used in connection with the Development of, is incorporated into or has been distributed with, in whole, or in part, any material Owned Intellectual Property in a manner that (i) requires the licensing, disclosure or distribution of any such material Owned Intellectual Property to any other Person, (ii) prohibits or limits the receipt of consideration in connection with licensing or distribution of any such material Owned Intellectual Property, or imposition of contractual restrictions on the rights of licensees or other recipients to decompile, disassemble or otherwise reverse engineer any such material Owned Intellectual Property, or (iii) to the Knowledge of the Company, grants to any Person any rights to any material Owned Intellectual Property, including any material license or non-assertion covenant. Each of the Company Entities has complied with all material notice, attribution and other requirements applicable to any and all Open Source Software used in the business of the Company Entities, except as would not reasonably be expected to result in a Company Material Adverse Effect.

(j) The Company Entities have taken all commercially reasonable actions designed to maintain and protect the confidentiality, security and value of all Company Source Code and Non-Public Information, in each case, that is material to the business of the Company Entities. To the Knowledge of the Company, (i) there has been no misappropriation of any such material Company Source Code or material Non-Public Information by any Person, (ii) no employee, agent or other Contract Worker of the Company Entities has misappropriated any material Proprietary Information of any other Person in the course of his or her performance as an employee, agent or other Contract Worker of the Company Entities, and (iii) no employee, agent or other Contract Worker of the Company Entities is in default or breach in any material respect of any term of any Contract relating in any way to the protection, ownership, Development, use or transfer of Intellectual Property as a result of their performance of their duties for the Company Entities.

(k) To the Knowledge of the Company, each current and former employee of the Company Entities who works or worked in connection with any part of the business of the Company Entities, and each current and former Contract Worker who provides or provided services to the Company Entities, in each case, that was or is involved in the Development of any material Intellectual Property for or on behalf of the Company Entities has executed a valid and binding written agreement expressly assigning on an irrevocable basis to the Company Entities all right, title and interest in and to all such material Intellectual Property Developed during the term of such employee’s employment or such Contract Worker’s work for the Company Entities and has waived all moral and similar rights therein to the extent applicable and legally permissible (such agreements, collectively, the “IP Assignment Agreements”). Except (i) for Open Source Software components utilized therein or (ii) as set forth on Section 6.12(j) of the Company Disclosure Schedules, Development of material Owned Intellectual Property was undertaken by either (i) current or former employees who work or worked for the Company or the applicable Company Entity within the scope of their employment; or (ii) current or former Contract Workers of the Company Entities who provide or provided services to the Company Entities within the scope of their engagement.

(l) The Company Entities have (i) complied in all material respects with all applicable Laws and use restrictions and other requirements of any license, consent, permission, or other Contract governing the use or provision of AI Technology in connection with the operation of the business of the Company Entities and (ii) to the Knowledge of the Company, not used any Generative AI Tools in a manner that could reasonably be expected to adversely affect the ownership, validity, enforceability, registrability, or patentability of any material Owned Intellectual Property in any material respect.

(m) No Company Source Code material to the business of the Company Entities has been delivered, licensed or made available to any escrow agent, or other Person who was not, as of the time thereof, an employee, independent contractor, consultant or service provider of any of the Company Entities and subject to a written, non-disclosure agreement that protects the confidentiality thereof, and the Company Entities’ proprietary interests thereto, or a professional or ethical obligation of confidentiality, and the Company Entities have no duty or obligation (whether present, contingent or otherwise) to deliver, license or make available any such material Company Source Code to any escrow agent or other Person. Without limiting the foregoing, to the Knowledge of

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the Company, neither the execution nor delivery by the Company of this Agreement or any Ancillary Document to which it is a party, nor the consummation by the Company of the Transactions, or compliance by the Company with any of the provisions hereof and thereof, will result in a release from escrow or other delivery to a third party of any such material Company Source Code.

6.13 Taxes and Returns.

(a) (i) Each of the Company Entities has filed all material Tax Returns as required by Law, which Tax Returns are true, correct and complete in all material respects; (ii) each of the Company Entities has paid and remitted all material Taxes, other than Taxes being contested in good faith and for which adequate reserves have been established; (iii) none of the Company Entities is currently engaged in any material audit, administrative or judicial proceeding with respect to material Taxes, nor has any of the Company Entities waived or extended any statute of limitations applicable to the assessment of material Taxes; (iv) none of the Company Entities has received any written notice from a Governmental Authority of a proposed deficiency of any material amount of Taxes; (v) each of the Company Entities has withheld or collected from each payment made to its employees all material Taxes required to be withheld or collected therefrom and has paid the same to the proper tax authority; (vi) none of the Company Entities (a) has received a material written notice from a taxing authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized or incorporated, or (b) has received a material written notice from a jurisdiction where it does not file Tax Returns that it is subject to Tax or required to file Tax Returns in that jurisdiction; (vii) none of the Company Entities has engaged in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4; (viii) there are no Liens on the assets of any Company Entity related to material Taxes, other than Permitted Liens; (ix) within the past two (2) years, no Company Entity has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code; and (x) none of the Company Entities has material liability for the Taxes of any Person other than a Company Entity (a) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (b) as a transferee or successor or (c) by contract (except, in each case, for liabilities pursuant to commercial contracts not primarily relating to Taxes).

(b) None of the Company Entities has taken, or agreed to take, any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. To the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. The Company is and has been since its formation treated as a corporation for U.S. federal income tax purposes and Section 6.13(b) of the Company Disclosure Schedule sets forth the characterization of each other Company Entity for U.S. federal income tax purposes.

6.14 Real Property. Except as set forth under the applicable subsection of Section 6.13 of the Company Disclosure Schedules:

(a) None of the Company Entities own, or has ever owned, any real property.

(b) No Company Entity is in default under any material Real Property Leases, and there is no material default by any lessor under the Real Property Leases. Except as set forth on Section 6.14(b) of the Company Disclosure Schedules, there are no material disputes or forbearance programs in effect as to any such Real Property Lease.

(c) All buildings, structures, improvements, fixtures, building systems and equipment included in the Leased Real Property are in reasonable operating condition and repair in all material respects.

(d) In all material respects, (i) each Company Entity has a valid and enforceable leasehold interest under each Real Property Lease, (ii) each Real Property Lease is in full force and effect and constitutes a valid and binding obligation of the applicable Company Entity that is the lessee, or lessor, enforceable against such Company Entity in accordance with its terms.

(e) To the Knowledge of the Company, there are no pending condemnation, eminent domain, or any other taking by public authority with or without payment of consideration therefor or similar actions with respect to any of the Leased Real Properties. No notice of such a proposed condemnation has been received by any Company Entity.

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(f) Each Company Entity has the right to conduct its business in each Leased Real Property for the remaining term of the applicable Real Property Lease.

6.15 Personal Property. Except as would not, individually or in the aggregate, be expected to have a Company Material Adverse Effect, (i) each of the Company Entities has good and marketable title to its properties, assets and rights (other than Intellectual Property), and has good title to all its leasehold interests, in each case, free and clear of any Lien, other than Permitted Liens, (ii) with respect to the properties, assets and rights it leases, each of the Company Entities is in compliance with such leases in all respects and, to the Knowledge of the Company, holds a valid leasehold interest free of any Liens, other than Permitted Liens, (iii) the properties, assets and rights owned, leased or licensed by the Company Entities (other than Intellectual Property) constitute all the properties, assets and rights used in connection with the businesses of the Company Entities and (iv) such properties, assets and rights constitute all the properties, assets and rights necessary for the Company Entities to continue to conduct their respective businesses following the Company Closing as they are currently being conducted.

6.16 Employee Matters.

(a) Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) in the past three (3) years, there has been no “mass layoff,” “employment loss,” or “plant closing” as defined by the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”), or any similar state, provincial, local or foreign Law, and none of the Company Entities has incurred any liability under the WARN Act, or any similar state, provincial, local or foreign Law, and (ii) during the ninety (90) day period preceding the date of this Agreement, no employee has suffered an “employment loss” as defined in the WARN Act, or any similar state, provincial, local or foreign Law with respect to any of the Company Entities.

(b) None of the Company Entities is now, nor ever has been, subject to a union, works council, or other collective group organizing effort, or party to, bound by, or negotiated or subject to (and none of their assets or properties is bound by or subject to) any Contract with any trade or labor union, employees’ association, works council or other collective group and, to the Knowledge of the Company, no labor union, works council, or other collective group has requested or has sought to represent any of the employees or Contract Workers of any of the Company Entities. In the past three (3) years, there has not been, nor has there been any threat of, any strike, lockout, material work stoppage, slowdown, unfair labor practice charge, grievance, complaint or other labor dispute involving any of the Company Entities pending, or to the Knowledge of the Company, threatened, that has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, nor, to the Knowledge of the Company, is there any labor organization activity involving the employees or Contract Workers of any of the Company Entities.

(c) With respect to all current and former Persons who have performed services for or on behalf of any of the Company Entities, (i) each of the Company Entities is in compliance, and during the past four (4) years has complied in all material respects with all applicable Laws and Contracts related to employment, including pay equity, background checks, discrimination, retaliation, reasonable accommodation, termination or discharge, payment of wages, gratuity, overtime pay, payroll documents and wage statements, immigration, health and safety, workers’ compensation, disability, unemployment compensation, plant closings and layoffs, restrictive covenants, labor relations and collective bargaining, overtime requirements, classification of employees, independent contractors and contingent workers (including for Tax purposes and for purposes of determining eligibility to participate in any Company Benefit Plan), hours of work, leaves of absence, equal opportunity, sexual and other harassment, whistleblower protections, immigration, occupational health and safety, workers’ compensation, and the withholding and payment of all applicable Taxes, and (ii) there are no arrears in the payments of wages, salaries, commissions, bonuses, fees, gratuity unemployment insurance premiums or other similar compensation or obligations due with respect to any service performed for it or amounts required to be reimbursed to such employees or Contract Workers.

(d) The Company Entities have for the past four (4) years properly classified and treated, in each case in all material respects, for all purposes (including for Tax purposes, for Fair Labor Standards Act (“FLSA”) exemption purposes and state, provincial, local and foreign wage and hour Laws (including with respect to the classification of employees located in India as workmen and non-workmen), and for purposes of determining eligibility to participate in any Company Benefit Plan) all current and former employees, officers, directors, Contract Workers, or independent contractors who have performed services for or on behalf of any of the Company Entities and have properly withheld and paid all applicable Taxes and made all required filings in connection with services provided by such Person to the applicable Company Entity in accordance with such classifications.

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(e) Except as set forth on Section 6.16(e) of the Company Disclosure Schedules, currently and during the past three (3) years, there is no and there have not been any material Actions, or material internal complaints, claims, disputes, grievances, or controversies pending or, to the Knowledge of the Company, threatened involving any of the Company Entities, employee, Contract Worker or group of employees with respect to labor and employment matters. Except as set forth on Section 6.16(e) of the Company Disclosure Schedules, the Company Entities are not, and within the last three (3) years have not been, subject to any material notification, request, or Order by any Governmental Authority or private settlement Contract in respect of any labor or employment matters, including any Actions or charges of (i) discrimination or retaliation (including discrimination, harassment or retaliation based upon sex, age, marital status, race, national origin, sexual orientation, disability, veteran, or other protected status), (ii) unfair labor practices, (iii) violations of health and safety Laws, (iv) workplace injuries or (v) whistleblower retaliation against the Company, in each case, that (y) pertain to any current or former employee, applicant or Contract Worker and (z) have been threatened by such employee, applicant or Contract Worker or are pending before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Authority in any country.

(f) In the past three (3) years, to the Knowledge of the Company, no allegations of sexual harassment or misconduct have been reported internally to or threatened against the Company Entities or against any employee or Contract Worker that would result in a material liability to any Company Entity. To the Knowledge of the Company, there are no facts that would reasonably be expected to give rise to a claim of sexual harassment or misconduct, or other unlawful harassment or unlawful discrimination or retaliation against or involving the Company Entities or any employee or Contract Worker, in each case, that would result in a material liability to any Company Entity.

6.17 Company Benefit Plans.

(a) Section 6.17(a) of the Company Disclosure Schedules sets forth a complete list, as of the date of this Agreement, of each material Company Benefit Plan (whether written or unwritten). No Company Benefit Plan covers individuals other than current or former employees, officers, independent contractors or directors (or spouses, beneficiaries or dependents thereof) of any of the Company Entities. None of the Company Entities has communicated to present or former employees of any of the Company Entities, or formally adopted or authorized, any additional material Company Benefit Plan or any material change in or termination of any existing material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has delivered or made available to SPAC, to the extent applicable, true, complete and correct copies of (A) the plan document (or a written summary of any unwritten Company Benefit Plan), including all amendments thereto (B) trust agreements, insurance policies or other funding vehicles, third-party administrator agreements, and all amendments to any of these, (C) the most recent summary plan description, including any summary of material modifications, (D) the three most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (E) the three most recent actuarial reports or other financial statements relating to such Company Benefit Plan, and (F) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.

(b) (i) Each Company Benefit Plan has been operated and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code and all other applicable Laws, including automatic enrollment obligations under the UK Pensions Act 2008, and (ii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the Knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.

(c) All contributions and premium payments required to have been paid under or with respect to any Company Benefit Plan have been timely paid in accordance in all material respects with the terms of such Company Benefit Plan, and, in all material respects, with the terms of applicable Law.

(d) Except as set forth in Section 6.17(d) of the Company Disclosure Schedules, no Company Benefit Plan provides health, life insurance or other welfare benefits to retired or other terminated employees, officers, independent contractors, or directors of any of the Company Entities (or any spouse, beneficiary or dependent thereof), other than “COBRA” continuation coverage required by Section 4980B of the Code or Sections 601-608 of ERISA or similar state Law.

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(e) No event has occurred and no condition exists with respect to any Company Benefit Plan or any other employee benefit plan, agreement, arrangement, program, policy or practice currently or previously sponsored, maintained or contributed to by any of the Company Entities which could subject any Company Benefit Plan, any of the Company Entities, PubCo, SPAC or any of their employees, agents, directors or Affiliates, directly or indirectly (through an indemnification agreement or otherwise), to a material liability for a breach of fiduciary duty, a non-exempt “prohibited transaction,” within the meaning of Section 406 of ERISA or Section 4975 of the Code, a Tax, penalty or fine under Section 502 or 4071 of ERISA or Subtitle D, Chapter 43 of the Code or any other excise Tax, penalty or fine under ERISA or the Code, or which could result in the imposition of a Lien on the assets of any of the Company Entities.

(f) None of the Company Entities nor any of their respective ERISA Affiliates have sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under (i) a pension plan that is subject to Title IV of ERISA or (ii) a multiemployer pension plan (as defined in Section 3(37) of ERISA, whether or not subject to ERISA), in each case, at any time. None of the Company Entities nor any ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA.

(g) Except as set forth in Section 6.17(f) of the Company Disclosure Schedules or as would not result in a material liability to the Company, none of the Company Entities has ever maintained, established, sponsored, participated in, or contributed to, any pension plan or similar Company Benefit Plan that has been adopted or maintained by any of the Company Entities, or with respect to which any of the Company Entities will or may have any material liability, for the benefit of any of the employees or Contract Workers who perform services outside the U.S. for any of the Company Entities. No non-U.S. Company Benefit Plan is a defined benefit pension plan, and none of the Company Entities has any material liability, contingent or otherwise, with respect to any such plan, including any unfunded or underfunded (or uninsured or underinsured, where applicable) liabilities or obligations. No current or former employee, Contract Worker, director or officer of any of the Company Entities whose employment has transferred to any Company Entity outside of the U.S. under legislation or regulations providing for the automatic transfer of employment by operation of law (including the Transfer of Undertakings (Protection of Employment) Regulations 1981 or the EC Acquired Rights Directive no. 2001/23) has any right, or option to claim, from any of the Company Entities, material benefits on enhanced terms (whether under pension schemes from their current or former employer or otherwise) in connection with early retirement, redundancy or the termination of employment.

(h) (i) With respect to each Company Benefit Plan, no material Actions (other than routine claims for benefits in the Ordinary Course) are pending or, to the Knowledge of the Company, threatened in writing, and, to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such material Actions, and (ii) no Company Benefit Plan is currently under investigation or audit by any Governmental Authority for material violations or noncompliance and, to the Knowledge of the Company, no such investigation or audit is contemplated or under consideration.

(i) No event has occurred and no condition exists with respect to any employee benefit plan, agreement, arrangement, program, policy or practice currently or previously sponsored, maintained or contributed to by any Person who is or was an ERISA Affiliate of any of the Company Entities (other than the Company or one of the Company Subsidiaries) which could subject any of the Company Entities, PubCo, SPAC or any of their respective employees, agents, directors, or Affiliates, directly or indirectly (through an indemnification agreement or otherwise), to any material Liability, including Liability under Section 412, 430, 4971 or 4980B of the Code or Title IV of ERISA, or which could result in the imposition of a Lien on the assets of any of the Company Entities.

(j) (i) Except as set forth in Section 6.17(j) of the Company Disclosure Schedules, the execution of this Agreement and the consummation of the Transactions will not, either alone or in combination with another event (such as termination following the consummation of the Transactions, and regardless of whether that other event has or will occur), (i) entitle any current or former director, employee, officer or other service provider of any of the Company Entities to any retention, change of control or severance pay or any other compensation or benefit payable by any of the Company Entities, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any director, employee, Contract Worker officer or other individual service provider by any of the Company Entities, or (iii) result in any payment being considered an “excess parachute payment” within the meaning of Section 280G of the Code to any “disqualified individual” within the meaning of Section 280G of the Code.

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(k) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code or that is otherwise subject to Section 457A of the Code has been maintained and administered, in all material respects, in accordance with its terms and in operational and documentary compliance, in all material respects, with Section 409A of the Code and Section 457A of the Code, as applicable, and all regulations and other applicable regulatory guidance (including notices and rulings) thereunder, as well as any other similarly applicable Laws in each jurisdiction applicable to the Company Entities.

(l) None of the Company Entities has any obligation to gross up, indemnify or otherwise reimburse any current or former employee, officer, independent contractor, or director of any of the Company Entities for any Taxes, interest or penalties incurred in connection with any Company Benefit Plan (including any Taxes, interest or penalties incurred pursuant to Section 409A or 4999 of the Code) or any other similarly applicable Law in each jurisdiction applicable to the Company Entities.

6.18 Environmental Matters. Except as would not, individually or in the aggregate, be expected to have a Company Material Adverse Effect:

(a) Each Company Entity is, and since January 1, 2022, has been, in compliance in all respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all respects with all Permits required under Environmental Laws for its business and operations (“Environmental Permits”), and no Action is pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in the revocation, modification, or termination of any such Environmental Permit.

(b) No Company Entity is subject to, or has received written notice of an investigation that would lead to, any outstanding Order or Contract with any Governmental Authority in respect of any (i) Environmental Laws, (ii) Remedial Action or (iii) Release of a Hazardous Material, in each case, that has given rise or would reasonably be expected to give rise to any Liability under Environmental Laws of any Company Entity.

(c) No Company Entity has assumed, contractually or by operation of Law, any outstanding Liabilities or obligations under any Environmental Laws of any other Person.

(d) No Action is pending, or to the Knowledge of the Company, threatened against any Company Entity or any assets of a Company Entity alleging that a Company Entity is in violation in any respect of any Environmental Law or Environmental Permit or that a Company Entity has any Liability under any Environmental Law, and to the Knowledge of the Company, no fact, circumstance or condition exists that would reasonably be expected to give rise to any such Action.

(e) (i) No Company Entity has manufactured, used, treated, stored, disposed of, arranged for or permitted the transportation or disposal of, generated, handled or Released any Hazardous Material, or owned, leased or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any Liability or obligation of any Company Entity under applicable Environmental Laws and (ii) to the Knowledge of the Company, no fact, circumstance, or condition exists in respect of any Company Entity or any property currently or formerly owned, operated, or leased by any Company Entity or any property to which a Company Entity arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Company Entity incurring any Liability or obligation under applicable Environmental Laws.

(f) To the Knowledge of the Company, there is not located at any of the properties of a Company Entity any (i) underground storage tanks, (ii) asbestos-containing material, (iii) equipment containing polychlorinated biphenyls or (iv) per- and polyfluoroalkyl substances, in each case, that could reasonably be expected to result in a Company Entity incurring any Liability or obligation under applicable Environmental Laws.

(g) The Company has made available to SPAC all environmental assessments and reports in its, or any of the Company Entities’, possession or control relating to the operations of the Company Entities, or the condition of their respective properties and assets, and their compliance with Environmental Laws and Environmental Permits.

6.19 Transactions with Related Persons. No Company Stockholder nor any officer or director of a Company Entity or any of their respective Affiliates, nor any immediate family member of any of the foregoing (each of the foregoing, a “Related Person”) is presently, or since January 1, 2022, has been, a party to any transaction with a Company Entity, including any Contract (a) providing for the furnishing of services by (other than as officers, directors

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or employees of such Company Entity), (b) providing for the rental of real property or Personal Property from, or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of such Company Entity in the Ordinary Course) any Related Person or any Person in which any Related Person has a position as an officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect ownership interest (other than the ownership of securities representing no more than five (5%) percent of the outstanding voting power or economic interest of a publicly traded company), in each case, other than any Ancillary Document, the Existing Company Governance Agreements or any Contract pursuant to which a Company Stockholder subscribed for or purchased Equity Interests in the Company. Except as contemplated by or provided for in any Ancillary Document, the Existing Company Governance Agreements or any Contract pursuant to which a Company Stockholder subscribed for or purchased Equity Interests in the Company, no Company Entity has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Company Entity. Except as contemplated by or provided for in any Ancillary Document, the assets of the Company Entities do not include any material receivable or other material obligation from a Related Person, and the Liabilities of the Company Entities do not include any material payable or other material obligation or commitment to any Related Person.

6.20 Insurance.

(a) Section 6.20(a) of the Company Disclosure Schedules lists all material insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Company Entity relating to a Company Entity or its business, properties, assets, directors, officers and employees, copies of which have been provided to SPAC. Each of the Company Entities has in full force and effect all material policies or binders of property, fire and casualty, product liability, workers’ compensation, professional liability, cybersecurity, trade credit and other forms of insurance held by, or for the benefit of any of the Company Entities as cover such risks and are in such amounts as are customarily carried by Persons conducting a business similar to the Company Entities. True, correct and complete copies of such insurance policies as in effect as of the date of this Agreement have been made available to SPAC. All premiums due and payable under all such insurance policies have been timely paid in all material respects, and the Company Entities are otherwise in material compliance with the terms of such insurance policies. To the Knowledge of the Company, and except as would not, individually or in the aggregate, be material to the Company Entities, taken as a whole, each such insurance policy (i) is valid, binding, enforceable and in full force and effect and (ii) will continue to be valid, binding, enforceable, and in full force and effect on identical terms following the Company Closing (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). No Company Entity has any self-insurance or co-insurance programs. Since January 1, 2022, to the Knowledge of the Company, no Company Entity has received any notice from, or on behalf of, any insurance carrier relating to or involving any material adverse change or any material change other than in the Ordinary Course, in the conditions of insurance, any refusal to issue a material insurance policy or non-renewal of any such policy.

(b) Since January 1, 2022, no Company Entity has made any insurance claim and each Company Entity has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Company Entities, taken as a whole. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. Since January 1, 2022, no Company Entity has made any material claim against an insurance policy as to which the insurer is denying coverage.

6.21 Data Protection and Cybersecurity.

(a) To the Knowledge of the Company, the IT Systems (i) perform in material conformance with their documentation, (ii) are free from any material defects, and (iii) except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, do not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or Software or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the Software. To the Knowledge of the Company, the IT Systems are in good repair and operating condition in all material respects (ordinary wear and tear excepted) and are adequate and suitable (including with respect to working condition, performance and capacity) in all material respects for the purposes for which they are being used or held for use.

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(b) To the Knowledge of the Company, except as set forth on Section 6.21(b) of the Company Disclosure Schedules, since January 1, 2022, no material Computer Security Incident has occurred involving any of the Company Entities or any of their assets, rights or properties. The Company Entities implement (and have implemented), maintain and comply with commercially reasonable technologies, policies, programs and procedures, including a written Information Security Program. Except as would not reasonably be expected to result in a Company Material Adverse Effect, the Company Entities implement and have implemented commercially reasonable business continuity, backup and disaster recovery, and security plans.

(c) Since January 1, 2022, the Company Entities have not received any written or, to the Company’s Knowledge, oral notices, allegations or complaints from any Governmental Authority or any other Person with respect to any Computer Security Incidents or allegations that any of the Company Entities’ Processing of Personal Information violates any Privacy Laws or the Company Entities’ privacy policies regarding the Processing of Personal Information by or on behalf of the Company Entities (“Privacy Policies”), in each case, in any material respect, nor have they received any written or, to the Company’s Knowledge, oral claims for material compensation under Privacy Laws from data subjects or any other Person. The Company Entities have, since January 1, 2022, complied in all material respects with the terms of any Privacy Laws and Contracts by which any Company Entities are bound relating to data protection, privacy or security or the Processing of Personal Information, including the Privacy Policies (“Data Processing Contracts”).

(d) No Actions are pending or, to the Knowledge of the Company, threatened against any of the Company Entities relating to the Processing of Personal Information. Except as would not reasonably be expected to result in a Company Material Adverse Effect, the Company Entities have all necessary Data Processing Contracts and other agreements in place with all service providers, vendors and other Persons whose relationship with the Company Entities involves the relevant service provider, vendor or other Person Processing any Personal Information on behalf of the Company Entities and such agreements comply with Privacy Laws applicable to the Company Entities.

6.22 Digital Asset Platform and Operations. Since January 1, 2022: (a) the Company has performed reasonable due diligence on all material third-party service providers engaged by the Company in connection with its Digital Asset-related business activities and operations, and reasonably concluded that such providers have the ability and capacity to undertake the provision of the service effectively in all material respects; (b) the Company Entities have taken commercially reasonable steps to protect and ensure the validity, enforceability, integrity and functionality of Smart Contracts used in connection with the Digital Assets; and (c) the Company Entities (together with the relevant issuers of such Digital Assets, as applicable) have in all material respects accurately disclosed to customers the economic principles of all Digital Assets and all material risks associated therewith. The Company Entities have not received any written complaints from any Governmental Authority or any other Person challenging the validity, enforceability, integrity or functionality of any Company Smart Contracts. Section 6.22 of the Company Disclosure Schedules sets forth a true, complete and accurate list of all Company Smart Contracts.

6.23 Books and Records. The minute books of each of the Company Entities contain complete and accurate records in all material respects of all meetings and other corporate actions of each of the Company Stockholders, the Company Board or the Subsidiaries’ shareholders or board of directors (or similar governing body) and all committees, if any, appointed by the Company Board or the Subsidiaries’ board of directors (or similar governing body), as applicable.

6.24 Certain Business Practices.

(a) None of the Company Entities, or their respective Affiliates, nor any of their respective directors, officers, employees, agents, distributors, resellers, or other third parties have in any material respect, directly or indirectly, in the past six (6) years:

(i) violated any applicable Anti-Corruption Laws;

(ii) offered, paid, promised to pay, or authorized the payment of, received, or solicited anything of value under circumstances such that all or a portion of such thing of value would be offered, given, or promised, directly or indirectly, to (A) any Government Official in order to influence any act or decision of that Government Official, induce that Government Official to use her or his or its influence with a government or instrumentality thereof, or otherwise secure any improper advantage; or (B) any other

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Person or entity in any manner that would constitute commercial bribery, a secret commission, unlawful contributions, gifts, entertainment, or other expenses relating to political activity or otherwise, or an illegal kickback (as such term may be defined in applicable Laws), or would otherwise violate applicable Anti-Corruption Laws;

(iii) offered, paid, promised to pay, or authorized the payment of any money, or offer, gift, promise to give or authorized the giving of anything of value to any customer, employee of any Governmental Authority or other Person who is or may be in a position to help or hinder the Company Entities or any of their Affiliates (or assist the Company Entities or any of their Affiliates in connection with any actual or proposed transaction);

(iv) conducted or initiated any, or is aware of any pending or threatened investigation by Governmental Authorities, or made a voluntary, directed, or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any noncompliance by the Company Entities or any of their Affiliates, their respective directors, officers, employees, agents, distributors, resellers, or other third parties with, any applicable Anti-Corruption Laws; or

(v) been involved in or is subject to any current, pending, or threatened Actions for violations of Anti-Corruption Laws, or received any notice, request, or citation for any actual or potential noncompliance with any Anti-Corruption Laws.

(b) Each of the Company Entities and their Affiliates:

(i) conduct risk assessments that are designed to understand the nature and extent of their exposure to risks of breaches of Anti-Corruption Laws;

(ii) instituted and implemented, and maintains in effect, policies and procedures that are designed to detect, prevent and remedy violations of Anti-Corruption Laws (including due diligence and third party screening tools); and

(iii) have maintained compliance programs and systems of internal controls (including accounting systems, purchasing systems and billing systems) designed to help ensure compliance with any Anti-Corruption Laws.

(c) None of the Company Entities, their Affiliates, their respective directors, officers, employees, agents, distributors, resellers, or other third parties have received any written notice that it is subject to any material Action involving or otherwise relating to any alleged or actual violation of Anti-Corruption Laws.

(d) To the Knowledge of the Company, no direct or indirect beneficial owner or holder of shares of Company Stock or their Affiliates is a Government Official.

6.25 Anti-Money Laundering. The operations of each of the Company Entities are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws, in each case, to the extent applicable to each of the Company Entities, and no material Action by or before any Governmental Authority involving any of the Company Entities with respect to Anti-Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

6.26 Sanctions. None of any of the Company Entities nor any of their respective Affiliates, directors, officers, employees (acting in such capacities) or, to the Knowledge of the Company, agents (acting in such capacity) (a) is or has been a Sanctions Restricted Person or subject to debarment or any list-based designations under applicable Trade Laws; (b) has engaged in, or is currently engaged in, (i) any dealings or transactions (including directly or indirectly using any funds or loaning, contributing to or otherwise making available such funds to any Company Subsidiary, joint venture partner or other Person in connection with any sales or operations in or to any Sanctions Restricted Person or for the purposes of financing the activities of any Sanctions Restricted Person) with, in relation to or for the benefit of, or is or has been otherwise involved in any business with, any Sanctions Restricted Person (including any Person who no longer constitutes a Sanctions Restricted Person but at the time of such dealing or transaction was a Sanctions Restricted Person) or (ii) any dealing that could reasonably be expected to result in any Company Entity becoming a Sanctioned Restricted Person; (c) is in violation of or has at any time

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violated, any applicable Sanctions; (d) has received notice from any Sanctions Authority related to or concerning any actual, suspected or potential violation of, or non-compliance with, any Sanctions, nor, to the Knowledge of the Company, are there any facts or circumstances reasonably likely to give rise to any such actual, suspected or potential violation or non-compliance; (e) has submitted any voluntary or mandatory self-report or self-disclosure in respect of any actual or potential noncompliance with Sanctions, and no such self-report or self-disclosure is currently contemplated; and (f) is or has been engaged in, subject to or party to any Sanctions-related Action, and no Sanctions-related Action has been threatened against the Company Entities. Each of the Company Entities have implemented and maintain in effect policies and procedures (including third-party screening tools) designed to ensure compliance by the Company Entities with applicable Sanctions and Trade Laws.

6.27 Trade Compliance. The Company Entities, and to the Knowledge of the Company, their respective Representatives in their capacity as such, have, in the past six (6) years, been in compliance with, in all material respects, all applicable Trade Laws and, except as set forth in Section 6.27 of the Company Disclosure Schedules, none of the Company Entities has (a) received written notice of, any actual, alleged or potential violation of any Trade Law or (b) been a party to or the subject of any pending (or to the Knowledge of the Company, threatened) Action by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any Trade Law; nor, to the Knowledge of the Company, does a basis for any such claim exist. Each of the Company Entities has, in all material respects, in the past six (6) years, (i) obtained and acted in compliance with all Permits and agreements and all other orders required or issued under applicable Trade Laws; (ii) made, filed, or caused to be filed, all notices, registrations, declarations and filings with any Governmental Authority required under applicable Trade Laws; and (iii) met the requirements of any general or specific licenses, license exceptions, and license exemptions, as required under applicable Trade Laws in connection with the import, transshipment, export, reexport, release, storage, Development, production, testing, maintenance, brokering, or transfer of products, services, software, technology, technical data or other know-how.

6.28 Investment Company Act. No Company Entity is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case, within the meaning of the Investment Company Act.

6.29 Private Placement.

(a) As of the date of this Agreement, other than the PIPE Subscription Agreements, there are no other agreements, side letters or arrangements between the Company and any PIPE Investor relating to any PIPE Subscription Agreement that could materially and adversely affect the obligation of such PIPE Investors to contribute to SPAC the applicable portion of the PIPE amount set forth in the PIPE Subscription Agreement of such PIPE Investors. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto (other than PubCo), all of the PIPE Subscription Agreements are in full force and effect and are legal, valid and binding obligations of the Company, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of the Company, no PIPE Subscription Agreement has been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, the Company is not and, with the giving of notice, the lapse of time or both, would not be in default under any PIPE Subscription Agreements.

(b) No fees, consideration or other discounts are payable or have been agreed to by the Company (including, from and after the Closing) to any PIPE Investor in respect of the PIPE, except as set forth in the PIPE Subscription Agreements.

(c) As of the date of this Agreement, other than the PIPE Subscription Agreements, there are no agreements, side letters, or arrangements between a Company Entity, on the one hand, and any actual or prospective investor, on the other hand, relating to any PIPE Investment.

6.30 Takeover Statutes and Charter Provisions. The Company Board has taken all action necessary so that the restrictions on a “business combination” contained under the DGCL (or any other applicable Laws) will not apply to this Agreement and the other Transactions. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other antitakeover statute or similar domestic or foreign Law applies with respect to any of the Company Entities in connection with this Agreement or the Transactions. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar antitakeover agreement or plan in effect to which any of the Company Entities is subject, party or otherwise bound.

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6.31 Finders and Brokers. Except as set forth in Section 6.31 of the Company Disclosure Schedules, none of the Company Entities or any of their respective Affiliates has incurred, or will incur, directly or indirectly, as a result of any action taken by the Company Entities, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any of the Transactions.

6.32 Information Supplied. The information supplied or to be supplied by Company expressly for inclusion or incorporation by reference in the Proxy/Registration Statement or any current report on Form 8-K or report on Form 10-K or 10-Q, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC), in each case, with respect to the Transactions, shall not: (a) in the case of the Proxy/Registration Statement, on the effective date of the Proxy/Registration Statement, (b) in the case of the Proxy/Registration Statement or any current report on Form 8-K, or any report on Form 10-K or 10-Q, when filed, made available, mailed or distributed, as the case may be, and (c) in the case of the Proxy/Registration Statement, at the time of the Extraordinary General Meeting and the SPAC Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the SPAC, or any of its Affiliates.

6.33 No Other Representations. Except for the representations and warranties expressly made by Company in this Article VI (as modified by the Company Disclosure Schedules) or as expressly set forth in any Ancillary Document, neither Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to Company or its business, operations, assets or Liabilities, or the Transactions, and Company hereby expressly disclaims any other representations or warranties, whether implied or made by Company or any of its Representatives. The Company acknowledges that, except for the representations and warranties expressly made by SPAC in Article IV or by PubCo in Article V, none of SPAC, PubCo or SPAC Merger Sub are making or have made, communicated or furnished (orally or in writing) any representation, warranty, statement or information to Company (including any opinion, information or advice that may have been or may be provided to Company or its Representatives by any Representative of SPAC, PubCo or SPAC Merger Sub). The Company specifically disclaims that it is relying upon or has relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that SPAC, PubCo, and SPAC Merger Sub have specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 6.33, nothing in this Section 6.33 shall limit SPAC’s remedies with respect to Fraud Claims in connection with, or arising out of this Agreement, the Ancillary Documents or the Transactions.

Article VII
COVENANTS

7.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 9.1 or the Closing (the “Interim Period”), subject to Section 7.15, each of Company, PubCo and SPAC Merger Sub shall give, and shall cause its Representatives to give, SPAC and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information of or pertaining to PubCo, the Company Entities or SPAC Merger Sub, as SPAC or its Representatives may reasonably request regarding PubCo, the Company Entities or SPAC Merger Sub and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of the Representatives of the Company Entities, PubCo and SPAC Merger Sub to reasonably cooperate with SPAC and its Representatives in their investigation; provided, however, that SPAC and its Representatives, in each case, shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of PubCo, the Company Entities or SPAC Merger Sub.

(b) During the Interim Period, subject to Section 7.15, SPAC shall give, and shall cause its Representatives to give, the Company and PubCo and their respective Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities

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and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information of or pertaining to SPAC or Company Merger Sub, as the Company or PubCo or their respective Representatives may reasonably request regarding SPAC and Company Merger Sub and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of their respective Representatives to reasonably cooperate with the Company and PubCo and their respective Representatives in their investigation; provided, however, that the Company and PubCo and their respective Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of SPAC.

7.2 Conduct of Business of the Company Entities, PubCo, and SPAC Merger Sub.

(a) Unless SPAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except (i) as expressly permitted or required by this Agreement or the Ancillary Documents (including in connection with any PIPE Investment), (ii) as required by applicable Law; (iii) as set forth on Section 7.2(a) of the Company Disclosure Schedules, or (iv) for the incurrence of Company Expenses the Company shall, and shall cause each of the other Company Entities, PubCo and SPAC Merger Sub to, operate its business in the Ordinary Course.

(b) Without limiting the generality of Section 7.2(a) and except as expressly permitted or required by the terms of this Agreement or any Ancillary Document or as set forth on Schedule 7.2(b) of the Company Disclosure Schedules, or as required in connection with the Transactions or by applicable Law, during the Interim Period, without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed other than with respect to those actions set forth in clauses (iii) and (xi)(F) in this Section 7.2(b), with respect to which SPAC’s consent may be withheld, conditioned or delayed in SPAC’s discretion), the Company shall not, and shall cause the other Company Entities, PubCo and SPAC Merger Sub not to:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents other than for administrative or de minimis changes;

(ii) except for the issuance of Company Common Stock upon the exercise of outstanding Company Options or as a result of the Conversion, (A) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities (B) grant any options, warrants, convertible equity instruments or other equity-based awards that relate to the equity of any Company Entity, PubCo or SPAC Merger Sub, including such awards that may be cash-settled upon vesting, or (C) amend, modify or waive any of the terms or rights set forth in any Company Equity Awards, including any amendment, modification or reduction of the exercise, conversion or warrant price set forth therein;

(iii) make or declare any dividend or distribution to its shareholders or members, as applicable, of any Company Entity or PubCo or SPAC Merger Sub, or make any other distributions in respect of any of such Person’s capital stock or equity interests, except (A) dividends and distributions by a wholly-owned Subsidiary of a Company Entity to such Company Entity or another wholly-owned Subsidiary of such Company Entity, and (B) repurchases of awards under the Company Benefit Plan in the Ordinary Course in connection with any termination of employment or other services;

(iv) split, combine, recapitalize or reclassify (or otherwise amend any terms of) any of its shares or other Equity Interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its Equity Interests (except for any such transaction by a wholly-owned Subsidiary of a Company Entity that remains a wholly-owned Subsidiary of such Company Entity after consummation of such transaction), or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

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(v) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than Indebtedness under the Company’s existing revolving debt facility documents, the principal amount of which does not exceed $10,000,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the Ordinary Course), or guarantee or endorse any Indebtedness, Liability or obligation of any Person;

(vi) purchase, repurchase, redeem or otherwise acquire any issued and outstanding Equity Interests of any Company Entity or PubCo or SPAC Merger Sub, except for (A) transactions between a Company Entity and any wholly-owned Subsidiary of such Company Entity and (B) repurchases of awards under the Company Benefit Plan in the Ordinary Course in connection with any termination of employment or other services;

(vii) sell, assign, lease, license, transfer, convey, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, except for transactions solely among the Company Entities;

(viii) acquire any ownership interest in any real property;

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(x) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the equity or assets of, any corporation, partnership, association, joint venture or other business organization or division thereof with a fair market value in excess of $5,000,000 in any individual transaction (or series of related transactions) or $25,000,000 in the aggregate;

(xi) except (with respect to clauses (A)-(E)) to the extent consistent with the Ordinary Course actions of the Company in the last twelve months prior to the date of this Agreement, or as required by applicable Law or expressly required under the terms of any Company Benefit Plan as of the date of this Agreement, (A) grant any bonuses, whether monetary or otherwise, or increase any wages, salary, severance, gratuity, pension or other compensation or benefits in respect of its employees, officers, directors, managers, or Contract Workers, (B) except as expressly contemplated pursuant to Section 7.2(b)(xi)(B) of the Company Disclosure Schedules, hire any employee or Contract Worker, except, in the Ordinary Course for employees or Contractor Workers with an annual base salary not to exceed $250,000, (C) terminate any employee or Contractor Worker entitled by Contract, policy, or practice to any severance payments or benefits (other than as required by applicable Law), (D) materially change the terms of employment or terminate, any officer, executive, or management-level employees, (E) conduct any group termination, reduction in force, plant closing, or mass layoff of employees, or (F) accelerate the vesting or payment of any compensation or benefit for any employee, officer, manager, or Contract;

(xii) except for the Company Written Consent and related approvals of the Transactions, enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Company, PubCo or SPAC Merger Sub;

(xiii) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Company Entity or PubCo or SPAC Merger Sub, merge or consolidate with any Person or be acquired by any Person, or file for bankruptcy in respect of any Company Entity or PubCo or SPAC Merger Sub;

(xiv) waive, release, settle, compromise or otherwise resolve any Action, except in the Ordinary Course or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $500,000 in the aggregate;

(xv) limit the right of any Company Entity to engage in any line of business or in any geographic area, to Develop, market or sell products or services, or to compete with any Person or grant any exclusive rights to any Person;

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(xvi) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any material transaction with any Related Person (other than compensation and benefits and advancement of expenses to employees in the Ordinary Course);

(xvii) make or rescind any material election relating to Taxes, settle any Action relating to material Taxes, file any material amended Tax Return or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in the ordinary course of business consistent with past practice;

(xviii) except in the Ordinary Course, (i) sell, exclusively license, transfer or assign to any Person (or enter into any Contract to sell, license, transfer or assign to any Person) any material Owned Intellectual Property; (B) abandon, dispose of, permit to lapse or fail to preserve any registered or applied-for material Owned Intellectual Property (other than statutory expirations) (C) disclose any material Company Source Code to any Person (other than providing access to Company Source Code to current employees, Contract Workers and service providers of the Company Entities involved in the Development of the Company Services or Company Software or otherwise on a need to know basis in connection with the operation of the business of the Company Entities); or (D) disclose any material trade secrets included in the Company Intellectual Property to any Person who has not entered into a written confidentiality agreement or is not otherwise subject to confidentiality obligations;

(xix) (A) except as expressly contemplated pursuant to Section 7.2(b)(xix)(A) of the Company Disclosure Schedules, enter into any Contract that would, if entered into prior to the date of this Agreement, be a Company Material Contract of the type described in Section 6.11; (B) enter into any transaction or Contract with a Company Stockholder or any of their respective family members or other related Persons that would require disclosure of transactions therewith under Item 404 of Regulation S-K promulgated by the SEC; (C) except in the Ordinary Course, materially modify, materially amend, or waive, release or assign any material rights or claims under any Company Material Contract of the type referred to in clause (A) or (B) above; or (D) extend or terminate any Company Material Contract of the type referred to in clause (A) or (B) above (other than renewals or extensions in the Ordinary Course);

(xx) acquire, apply, register or file for any new Permit, or amend any Permit, except, in each case, where such Permit would not materially delay the Transactions or materially and adversely affect the business of the Company; or

(xxi) authorize or agree to do any of the foregoing actions.

7.3 Conduct of Business of SPAC.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated, permitted or required by this Agreement or any Ancillary Document or as set forth on Schedule 7.3(a) of the SPAC Disclosure Schedules, or as required in connection with the Transactions or applicable Law, SPAC shall and shall cause Company Merger Sub to conduct their businesses, in all material respects, in the Ordinary Course.

(b) Without limiting the generality of Section 7.3(a) and except as contemplated by the terms of this Agreement or any Ancillary Document or as set forth on Schedule 7.3(b) of the SPAC Disclosure Schedules, or as required by the Transactions or applicable Law, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), SPAC shall not, and shall cause Company Merger Sub to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents other than for administrative or de minimis changes;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its Equity Interests, or other securities, including any securities convertible into or exchangeable for any of its Equity Interests or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

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(iii) subdivide, consolidate, capitalise or reclassify any of its shares or other Equity Interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other Equity Interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay, repay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), fees or expenses in excess of $1,000,000 individually or $10,000,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person;

(v) make or rescind any material election relating to Taxes, settle any Action relating to material Taxes, file any material amended Tax Return, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in the ordinary course of business consistent with past practice;

(vi) amend or otherwise modify, terminate, waive or assign or delegate (as applicable) any material right or obligation under any SPAC Material Contract (other than amendments or other modifications, terminations, waivers, assignments or delegations of or with respect to Contracts with Related Persons otherwise governed by Section 7.3(b)(v)) or enter into any new Contract that would be a SPAC Material Contract;

(vii) other than drawings on the SPAC Loans (or any other outstanding promissory notes owed to Sponsor or any other Affiliates of SPAC) or as expressly required by the Sponsor Support Agreement, enter into, renew, amend, waive or terminate (other than terminations in accordance with their terms) any Contracts, arrangements or transactions with any Related Person, including any Ancillary Document to which SPAC or any Related Person is a party;

(viii) fail to maintain its books, accounts and records in all material respects in the Ordinary Course;

(ix) establish any Subsidiary or enter into any new line of business;

(x) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting SPAC’s outside auditors;

(xi) waive, release, assign, settle or compromise any Action (including any Action relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, SPAC) not in excess of $500,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the SPAC Financials;

(xii) acquire, including by merger, consolidation, acquisition of Equity Interests or assets, or any other form of business combination, any corporation, company, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the Ordinary Course;

(xiii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the SPAC Merger);

(xiv) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $500,000 in the aggregate (excluding the incurrence of any SPAC Expenses) other than pursuant to the terms of a Contract (a) in existence as of the date of this Agreement and disclosed to the Company (including in the SEC Reports) or (b) entered into in the Ordinary Course or in accordance with the terms of this Section 7.3(b)(xiv) during the Interim Period;

(xv) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights; or

(xvi) authorize or agree to do any of the foregoing actions.

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7.4 Annual and Interim Financial Statements.

(a) The Company will use its commercially reasonable efforts to, as promptly as practicable after the date of this Agreement, but in no event later than (i) thirty (30) days after the date of this Agreement, deliver to SPAC the audited and/or reviewed financial statements of Company and PubCo (including, in each case, any related notes thereto), that are required for the initial filing of the Proxy/Registration Statement pursuant to the Securities Act and the rules and regulations promulgated thereunder, and (ii) forty-five (45) days after the date of this Agreement, deliver to the SPAC the KPMG Audited 2024 Financials. All such financial statements shall fairly present the financial position and results of operations of Company and PubCo, as applicable, as of the dates or for the periods indicated, in accordance with GAAP. The financial statements, if required to be audited, shall be audited in accordance with PCAOB auditing standards by Wolf & Company, P.C. and/or KPMG LLP.

(b) During the Interim Period, as soon as reasonably practicable following the end of each three-month quarterly period of each fiscal year (other than the last three-month period), and in any event no later than forty five (45) days thereafter, the Company and PubCo shall deliver to SPAC the unaudited consolidated financial statements of Company and PubCo, as applicable, consisting of the consolidated balance sheet of Company and PubCo, as applicable as of the end of such three-month period (and most recent year end), and the related unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the year to date period of such fiscal year or such fiscal quarter (subject to normal and recurring year-end adjustments and the absence of footnotes), which unaudited financial statements shall (i) be reviewed by a PCAOB-qualified auditor in accordance with PCAOB standards and procedures for conducting such reviews, (ii) fairly present the financial position and results of operations of the Company and PubCo as of the dates and for the periods indicated, in accordance with GAAP, and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant.

(c) During the Interim Period, as soon as reasonably practicable following the end of each fiscal year, and in any event no later than ninety (90) days thereafter, the Company and PubCo shall deliver to SPAC the audited consolidated financial statements of the Company and PubCo, consisting of the consolidated audited balance sheet of the Company or PubCo, as applicable, as of the end of such fiscal year (and prior fiscal year), and the related audited consolidated income statement, changes in shareholder equity and statement of cash flows for the fiscal year then ended (and prior two fiscal years). Such audited financial statements shall be (i) audited in accordance with PCAOB auditing standards by KPMG LLP or another PCAOB qualified auditor reasonably acceptable to SPAC, (ii) fairly present the financial position and results of operations of Company and PubCo, as applicable, as of the dates and for the periods indicated, in accordance with GAAP, and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant.

7.5 Interim Period Control. Nothing contained in this Agreement shall give to any Party, directly or indirectly, the right to control SPAC, PubCo, the Company, SPAC Merger Sub or Company Merger Sub or their respective Subsidiaries prior to the Closing Date. Prior to the Closing Date, each of SPAC, PubCo, the Company, SPAC Merger Sub and Company Merger Sub shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

7.6 SPAC Public Filings. During the Interim Period, SPAC will (i) keep current and timely file all of the public filings required to be filed by it with the SEC under the Exchange Act and the Securities Act and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the SPAC Closing to maintain the listing of the SPAC Class A Ordinary Shares on Nasdaq.

7.7 Stock Exchange Listing. Each of SPAC, the Company and PubCo will use its commercially reasonable efforts to cause (a) PubCo’s initial listing application(s) with NYSE or Nasdaq (as applicable) in connection with the Transactions to have been approved, (b) PubCo to satisfy all applicable initial listing requirements of NYSE or Nasdaq (as applicable) and (c) the PubCo Common Stock issuable in accordance with this Agreement to be approved for listing on NYSE or Nasdaq (as applicable), subject to official notice of issuance, in each case, prior to the SPAC Merger Effective Time.

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7.8 Taxes.

(a) Following the Closing, PubCo shall use reasonable best efforts to provide former shareholders of SPAC with any information reasonably required to file IRS Form 8621 (including any information necessary to make a qualified electing fund election) and/or IRS Form 5471 with respect to the period ending on or prior to the SPAC Merger and to make elections under Treasury Regulation Section 1.367(b)-3(c)(3). Publishing such information on PubCo’s publicly-available website shall be considered to satisfy PubCo’s obligation to provide such information to former shareholders of SPAC under this Section 7.8(a).

(b) Each Party shall use (and shall cause its Affiliates to use) its reasonable best efforts to cause the Transactions to qualify for the Intended Tax Treatment. Neither Party shall take (and each Party shall cause its Affiliates not to take) any action (other than an action expressly contemplated or required under this Agreement), which action would reasonably be expected to prevent or impede the Transactions from qualifying in whole or part for the Intended Tax Treatment. Each Party shall use its reasonable best efforts to cause its officers to deliver to the relevant tax counsel of a Party customary tax representation letters with respect to the qualification of the Transactions for the Intended Tax Treatment and customary related matters, in form and substance reasonably satisfactory to such tax counsel, at such time (or times) as such tax counsel shall reasonably request, which may include (i) the date of the declaration of effectiveness of the Proxy/Registration Statement by the SEC, (ii) on such other date (or dates) as determined reasonably necessary by such tax counsel in connection with the preparation and filing of the Proxy/Registration Statement, (iii) at Closing and (iv) on such other dates as determined reasonably necessary or appropriate by such tax counsel. Each Party shall use its reasonable best efforts to provide such other information as reasonably requested by the tax counsels for purposes of rendering any opinion with respect to the qualification of the Transactions for the Intended Tax Treatment and customary related matters.

7.9 No Solicitation.

(a) Company Non-Solicitation. From the date of this Agreement until the earlier of the Company Merger Effective Time and the termination of this Agreement in accordance with Section 9.1, (i) the Company shall, and shall cause the Company Entities, PubCo and SPAC Merger Sub and its and their respective officers and directors to, immediately cease, and shall instruct and cause its and their respective other Representatives to immediately cease, all existing discussions, negotiations and communications with any Persons with respect to any Company Acquisition Proposal, (ii) the Company shall not, and shall cause the Company Entities, PubCo, and SPAC Merger Sub and its and their respective officers and directors not to, and shall instruct and cause its other respective Representatives not to, directly or indirectly, (1) initiate, seek, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing any nonpublic information), whether publicly or otherwise, any inquiries with respect to, or the making. or submission of, a Company Acquisition Proposal, (2) enter into or engage in any negotiations or discussions with, or provide any nonpublic information to, or afford access to the business, properties, assets, books or records of any of the Company Entities, PubCo or SPAC Merger Sub to, any Person (other than SPAC or any of its Representatives) relating to or for the purpose of encouraging or facilitating any Company Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions), (3) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of Equity Interests of any Company Entity or PubCo or SPAC Merger Sub, (4) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Company Acquisition Proposal, or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, or (5) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action, (iii) each Company Entity and each of PubCo and SPAC Merger Sub shall not provide any third party and shall on the date of this Agreement, terminate access of any third party who has made or indicated an interest in making a Company Acquisition Proposal to any data room (virtual or actual) containing any nonpublic information of any Company Entity and (iv) within two (2) Business Days of the date of this Agreement, the Company shall demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible Company Acquisition Proposal with any Company Entity, PubCo or SPAC Merger Sub.

(b) SPAC Non-Solicitation. From the date of this Agreement until the earlier of the SPAC Merger Effective Time and the termination of this Agreement in accordance with Section 9.1, (i) SPAC shall, and shall cause Company Merger Sub and its and their respective officers and directors to, immediately cease, and shall instruct

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and cause its other Representatives to immediately cease, all existing discussions, negotiations and communications with any Persons with respect to a SPAC Acquisition Proposal, and (ii) SPAC shall not, and shall cause Company Merger Sub and its and their respective officers and directors not to, and shall instruct and cause its other respective Representatives not to, directly or indirectly, (1) initiate, seek, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing any nonpublic information), whether publicly or otherwise, any inquiries with respect to, or the making or submission of a SPAC Acquisition Proposal, (2) enter into or engage in any negotiations or discussions with, or provide any nonpublic information to, or afford access to the business, properties, assets, books or records of SPAC or Company Merger Sub to, any Person (other than the Company Entities, PubCo, SPAC Merger Sub, or any of their respective Representatives) relating to or for the purpose of encouraging or facilitating any SPAC Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussion), (3) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of SPAC or Company Merger Sub, (4) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any SPAC Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a SPAC Acquisition Proposal, or (5) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. Notwithstanding anything to the contrary contained herein, nothing in this Agreement (including this Section 7.9) shall limit or restrict the ability of any Representative of SPAC or Company Merger Sub to take any action or engage in any activity in respect of, or on behalf of, any Person (including any current or future special purpose acquisition company) other than SPAC or Company Merger Sub.

7.10 No Trading. Each of Company, PubCo, and SPAC Merger Sub acknowledge and agree that it is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of SPAC, will be advised) of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company, PubCo and SPAC Merger Sub each hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of SPAC (other than pursuant to the Transactions), communicate such information to any third party, take any other action with respect to SPAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

7.11 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates (or with respect to the Company, any Company Stockholder): (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging that the Consent of such third party is or may be required in connection with the Transactions; (b) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or would reasonably be expected to cause or result in any of the conditions set forth in Article VIII not being satisfied or the satisfaction of those conditions being materially delayed; or (c) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the Transactions. No such notices referred to in this Section 7.11 shall constitute an acknowledgment or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

7.12 Regulatory Approvals.

(a) Subject to the terms and conditions of this Agreement, each of SPAC, PubCo and the Company shall use its commercially reasonable efforts, and shall cooperate fully with such other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to expeditiously, and in any event, prior to the Outside Date, consummate the Transactions and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the Transactions (including the receipt of all applicable regulatory Consents of Governmental Authorities set forth and described on Section 7.12(a) of the Company Disclosure Schedules (the “Regulatory Approvals”)), including using its commercially reasonable efforts to (i) prepare and promptly file all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents,

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(ii) obtain all Permits, Consents, approvals, authorizations, registrations, waivers, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities to satisfy the consummation of the Transactions and to fulfill the conditions to the Mergers and the SPAC Closing and the Company Closing and (iii) execute and deliver any additional instruments necessary to consummate the Transactions. Nothing in this Agreement, including this Section 7.12(a), obligates SPAC, PubCo, the Company or any of their respective Affiliates to proffer, negotiate, agree to, or effect, whether temporarily, indefinitely, or permanently (i) the divestiture, license, sale, holding separate, or other disposition of any assets, properties, entities, businesses or operations, or (ii) the imposition of any conditions, burdens, limitations, obligations or other restraints on any assets, properties, entities, businesses or operations.

(b) In furtherance and not in limitation of Section 7.11, to the extent required under the HSR Act or any other Antitrust Law, each of SPAC, PubCo and the Company agrees to make any required filing or application under Antitrust Laws, as applicable, including preparing and making an appropriate filing pursuant to the HSR Act, with respect to the Transactions, as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the granting of approval or consent by the Governmental Authority as soon as practicable. The Company, on the one hand, and SPAC, on the other, shall each be responsible for and pay one-half of the filing fees payable to the Governmental Authorities in connection with the Transactions. Each of SPAC, PubCo and the Company shall, in connection with its commercially reasonable efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other of such Parties or their respective Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person, (ii) keep such other Parties reasonably informed of any material communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) permit a Representative of such other Parties and their respective outside counsel to review any material communication given by it to, and consult with each other in advance of any material meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of such other Parties the opportunity to attend and participate in such meetings and conferences, (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, each attending Party shall keep such Party promptly and reasonably apprised with respect thereto and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory, competitive or national security related argument, and responding to requests or objections made by any Governmental Authority; provided, however, that no Party shall be required to provide information to the extent that (w) any applicable Law requires it or its Affiliates to restrict or prohibit access to such information, (x) in the reasonable judgment of such Party, the information is subject to confidentiality obligations to a third party, (y) in the reasonable judgment of such Party, the information is commercially sensitive and disclosure of such information would have a material impact on the business, results of operations or financial condition of such Party or such information is otherwise confidential information regarding Affiliates or ultimate beneficial owners of such Party, or (z) disclosure of any such information would be likely to jeopardize reasonable confidentiality interests or result in the loss or waiver of the attorney-client, work product or other applicable privilege; and provided, further, that in furnishing information to the other Parties, a Party may redact information, or limit its disclosure to outside counsel only, to the extent reasonably necessary to address clauses (w) through (z) above.

(c) If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each of SPAC, PubCo and the Company shall use its commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the Transactions including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions, each of SPAC, PubCo and the Company shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

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(d) Prior to the SPAC Closing, and the Company Closing, as applicable, each of SPAC, PubCo and the Company shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third parties as may be necessary for the consummation by such Party or its Affiliates of the Transactions or required as a result of the execution or performance of, or consummation of the Transactions by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such commercially reasonable efforts.

7.13 Further Assurances. The Parties shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the Transactions as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

7.14 The Registration Statement.

(a) Proxy/Registration Statement. As promptly as practicable after the date of this Agreement, SPAC, the Company and PubCo shall jointly prepare, and, as promptly as practicable after completion of the Company’s audited financial statements described in Section 7.4, PubCo shall file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Proxy/Registration Statement”) in connection with the registration under the Securities Act of the shares of PubCo Common Stock to be issued under this Agreement that are eligible to be registered, which Proxy/Registration Statement will also contain a proxy statement of SPAC (as amended or supplemented, including any prospectus contained therein, the “Proxy Statement”) for the purpose of soliciting proxies or votes from SPAC Shareholders for the matters to be acted upon at the Extraordinary General Meeting and providing SPAC Shareholders their Redemption Rights in conjunction with the shareholder vote on the SPAC Shareholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from SPAC Shareholders to vote, at an extraordinary general meeting of SPAC Shareholders to be called and held for such purpose (including any adjournment or postponement thereof, the “Extraordinary General Meeting”), in favor of resolutions approving (i) by way of ordinary resolution, the adoption and approval of this Agreement and the other Transactions and, by way of special resolution, the adoption of the SPAC Plan of Merger and the SPAC Merger by SPAC Shareholders in accordance with the SPAC Memorandum, the Cayman Act and the rules and regulations of the SEC and Nasdaq (including the adoption and approval of any other proposals as are required to implement the foregoing), (ii) the adoption and approval of any other proposals as the SEC may indicate are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto, (iii) such other matters as the Company and SPAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (i) through (iii), collectively, the “SPAC Shareholder Approval Matters”), and (iv) as an ordinary resolution, the adjournment of the Extraordinary General Meeting, if necessary or desirable in the reasonable determination of SPAC.

(b) SPAC, acting through the SPAC Board (or a committee thereof), shall, subject to Section 7.14(f), (i) make the SPAC Recommendation and include such SPAC Recommendation in the Proxy Statement, (ii) cause the Proxy Statement to be mailed to SPAC Shareholders as of the applicable record date as promptly as practicable following the date upon which the Proxy/Registration Statement becomes effective in accordance with the SPAC Memorandum and (iii) use its commercially reasonable efforts to solicit from its shareholders proxies or votes in favor of the approval of the Shareholder Approval Matters. In connection with the Proxy/Registration Statement, SPAC and PubCo will file with the SEC financial and other information about the Transactions in accordance with applicable Law, the SPAC Memorandum, the Cayman Act and the rules and regulations of the SEC and Nasdaq.

(c) SPAC, the Company and PubCo shall take any and all reasonable and necessary actions required to satisfy the requirements of the SPAC Memorandum, the Securities Act, the Exchange Act and other applicable Laws in connection with the Proxy/Registration Statement, the Extraordinary General Meeting and the Redemption Rights. Each of SPAC, PubCo and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, PubCo, SPAC and their respective Representatives in connection with the drafting of the public filings with respect to the Transactions, including the Proxy/Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Proxy/Registration Statement (and other related materials) if and to the extent that such information has become false or misleading

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in any material respect or as otherwise required by applicable Laws. SPAC, the Company and PubCo shall amend or supplement the Proxy/Registration Statement and PubCo shall file the Proxy/Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to SPAC Shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the SPAC Memorandum. No filing of, or amendment or supplement to the Proxy/Registration Statement will be made by SPAC, PubCo or the Company without the approval of the other of such Parties (such approval not to be unreasonably withheld, conditioned or delayed).

(d) Each of SPAC, PubCo and the Company shall, as promptly as practicable after receipt thereof, supply each other such Party or Parties with copies of all material written correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, or, if not in writing, a written summary of such material communication, with respect to the Proxy/Registration Statement or the Transactions. No response to any comments from the SEC or its staff relating to the Proxy/Registration Statement or the Transactions will be made by PubCo, the Company or SPAC without the prior consent of such other Parties (such consent not to be unreasonably withheld, conditioned or delayed), and without providing such other Parties a reasonable opportunity to review and comment thereon. Notwithstanding the foregoing, SPAC, the Company and PubCo, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Proxy/Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Proxy/Registration Statement to “clear” comments from the SEC and become effective.

(e) As soon as practicable (and in any event within three (3) Business Days) following the Proxy/Registration Statement “clearing” comments from the SEC and becoming effective, SPAC shall distribute the Proxy/Registration Statement to SPAC Shareholders in accordance with the SPAC Memorandum.

(f) Subject to the provisions of this Section 7.14(f), SPAC shall call the Extraordinary General Meeting in accordance with the SPAC Memorandum for a date that is no later than thirty (30) days following the effectiveness of the Proxy/Registration Statement or such other date as agreed between SPAC and Company.

(i) Notwithstanding anything to the contrary contained in this Agreement, the SPAC Board may, at any time prior to, but not after, obtaining the Required Shareholder Approval, change, withdraw, withhold, qualify or modify the SPAC Recommendation (a “Modification in Recommendation”) in response to an Intervening Event (an “Intervening Event Change in Recommendation”) if the SPAC Board determines in good faith, based on the advice of its legal counsel, that the failure to take such action would be a breach of the fiduciary duties of the SPAC Board under applicable Law; provided that: (A) the Company shall have received written notice from SPAC of SPAC’s intention to make an Intervening Event Change in Recommendation at least five (5) Business Days prior to the taking of such action by SPAC (the “Intervening Event Notice Period”), which notice shall specify the applicable Intervening Event in reasonable detail (including the facts and circumstances providing the basis for the determination by the SPAC Board to effect such Intervening Event Change in Recommendation), (B) during the Intervening Event Notice Period and prior to making an Intervening Event Change in Recommendation, if requested by the Company, SPAC and its Representatives shall have negotiated in good faith with the Company and its Representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable the SPAC Board to proceed with its recommendation of this Agreement and the Transactions and not make such Intervening Event Change in Recommendation, (C) the SPAC and its Representatives shall have provided to the Company and its Representatives all applicable information with respect to such Intervening Event reasonably requested by the Company to permit the Company to propose revisions to the terms of this Agreement and (D) if the Company requested negotiations in accordance with the foregoing sub-clause (B), the SPAC Board may make an Intervening Event Change in Recommendation only if the SPAC Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the five (5) Business Day period, offered in writing in a manner that would form a binding Contract if accepted by SPAC (and the other applicable Parties), continues to determine in good faith, based on the advice of legal counsel, that failure to make an Intervening Event Change in Recommendation would be a breach of its fiduciary duties to the SPAC Shareholders under applicable Law. An “Intervening Event” shall mean any material and negative event after the date of this Agreement that (i) was not known and was not reasonably foreseeable to the SPAC Board as of the date of this Agreement (or the consequences or magnitude of which were not reasonably foreseeable to the SPAC Board as of the
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date of this Agreement), which becomes known to the SPAC Board prior to the Extraordinary General Meeting, and (ii) does not relate to and excludes, whether alone or in combination, (A) any Acquisition Proposal (in each case, solely with respect to SPAC), (B) any actions taken pursuant to the terms of this Agreement or any Ancillary Document, including obtaining all Consents required to be obtained from any Governmental Authority as required herein, (C) any change in the price or trading volume of SPAC Class A Ordinary Shares, and (D) any Action filed or threatened against SPAC or any member of the SPAC Board arising out of or related to the Transactions by any Person (provided that the exceptions in clauses (C) and (D) shall not prevent or otherwise affect a determination that any Event underlying such change or Action (or referred to in such Action) has resulted in or contributed to an Intervening Event). For the avoidance of doubt, an Intervening Event Change in Recommendation shall constitute a Modification in Recommendation.

(ii) Notwithstanding anything to the contrary contained in this Agreement, during an Intervening Event Notice Period, the obligations of SPAC or the SPAC Board to make filings with the SEC with respect to the proposals contemplated herein, to give notice for or to convene a meeting, or to make a recommendation, shall be tolled to the extent reasonably necessary until such time as SPAC has filed an update to the Proxy/Registration Statement with the SEC (which SPAC shall file as promptly as practicable after the Intervening Event Change in Recommendation), and in the event a filing and/or notice for a general meeting was made prior to the Intervening Event Notice Period, SPAC shall be permitted to adjourn or postpone such general meeting and to amend such filing as necessary in order to provide sufficient time for the SPAC Shareholders to consider any revised recommendation.

(iii) To the fullest extent permitted by applicable Law, (A) SPAC’s obligations to establish a record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting shall not be affected by any Modification in Recommendation, (B) SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting and submit the SPAC Shareholder Approval Matters for approval by the SPAC Shareholders and (C) SPAC agrees that if the Required Shareholder Approval shall not have been obtained at any such Extraordinary General Meeting, then SPAC shall promptly continue to take all such reasonably necessary actions, including the actions required by this Section 7.14, and hold additional Extraordinary General Meetings in order to obtain the Required Shareholder Approval. SPAC may adjourn or postpone the Extraordinary General Meeting (including, for the avoidance of doubt on the date for which the Extraordinary General Meeting is scheduled) (x) to solicit additional proxies for the purpose of obtaining the Required Shareholder Approval, (y) for the absence of a quorum and/or (z) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SPAC has determined in good faith after consultation with legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the SPAC Shareholders prior to the Extraordinary General Meeting.

(g) SPAC and PubCo shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, the SPAC Memorandum and this Agreement in the preparation, filing and distribution of the Proxy/Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Extraordinary General Meeting and the Redemption Rights.

(h) Company Written Consent. Concurrently with the execution of this Agreement, the Company shall have delivered to SPAC the duly-executed Company Written Consent.

7.15 Public Announcements.

(a) The Parties agree that during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the Transactions shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of SPAC, PubCo and the Company, except as such release, filing or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release, filing or announcement in advance of such issuance; provided that nothing shall prevent the Parties from issuing any press releases or making any public announcements about the Transactions containing information that has already been made public by the Parties.

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(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a press release announcing the execution of this Agreement (the “Signing Press Release”). SPAC shall timely file a current report on Form 8-K (which, for the avoidance of doubt, may be bifurcated into two separate filings) (jointly and severally, the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. The Parties shall mutually agree upon and, as promptly as practicable after the Closing, issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, PubCo shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Sponsor and the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the Transactions, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the Transactions, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/or any Governmental Authority in connection with the Transactions.

(c) Notwithstanding the foregoing, the restrictions set forth in this Section 7.15 shall not apply to any release, statement, announcement, or other disclosure made with respect to (i) a Modification in Recommendation issued or made in compliance with Section 7.14; or (ii) any other disclosures issued or made in compliance with Section 7.14. Furthermore, nothing contained in this Section 7.15 shall prevent SPAC, PubCo or the Company from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other Parties in accordance with this Section 7.15.

7.16 Confidential Information.

(a) The Company, PubCo, and SPAC Merger Sub hereby agree that during the Interim Period and, in the event this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to (i) treat and hold in strict confidence any Confidential SPAC Information that is provided to such Person or its Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Confidential SPAC Information without SPAC’s prior written consent, and (ii) in the event that the Company, PubCo, SPAC Merger Sub or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, becomes legally compelled to disclose any Confidential SPAC Information, (A) provide SPAC, to the extent legally permitted, with as prompt as practicable written notice of such requirement so that SPAC may seek, at SPAC’s sole expense, a protective Order or other remedy or waive compliance with this Section 7.16(a), and (B) in the event that such protective Order or other remedy is not obtained, or SPAC waives compliance with this Section 7.16(a), furnish only that portion of such Confidential SPAC Information which is legally required to be provided as advised by legal counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Confidential SPAC Information. In the event that this Agreement is terminated and the Transactions are not consummated, the Company, PubCo and SPAC Merger Sub shall, and shall cause their respective Representatives to, promptly deliver to SPAC or destroy (at the Company’s election) any and all copies (in whatever form or medium) of Confidential SPAC Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company, PubCo, SPAC Merger Sub and their respective Representatives (x) shall be entitled to retain any records required in accordance with such Party’s or such Representative’s (as applicable) bona fide record retention policies and (y) shall not be obligated to delete any Confidential SPAC Information maintained in such Party’s or such Representative’s (as applicable) normal back up media, including such Confidential SPAC Information that is contained in an archived computer system backup that was made in accordance with its security or disaster recovery procedures. Notwithstanding the foregoing, PubCo and its Representatives shall be permitted to disclose any and all Confidential SPAC Information to the extent required by the Federal Securities Laws

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(b) SPAC hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to (i) treat and hold in strict confidence any Confidential Company Information that is provided to SPAC or its Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Confidential Company Information without the Company’s prior written consent, and (ii) in the event that SPAC or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, becomes legally compelled to disclose any Confidential Company Information, (A) provide the Company to the extent legally permitted with as prompt as practicable written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 7.16(b), and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 7.16(b), furnish only that portion of such Confidential Company Information which is legally required to be provided as advised by legal counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Confidential Company Information. In the event that this Agreement is terminated and the Transactions are not consummated, SPAC shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at SPAC’s election) any and all copies (in whatever form or medium) of Confidential Company Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that SPAC and its Representatives (x) shall be entitled to retain any records required in accordance with SPAC’s or such Representative’s (as applicable) bona fide record retention policies and (y) shall not be obligated to delete any Confidential Company Information maintained in such SPAC’s or such Representative’s (as applicable) normal back up media, including such Confidential Company Information that is contained in an archived computer system backup that was made in accordance with its security or disaster recovery procedures. Notwithstanding the foregoing, SPAC and its Representatives shall be permitted to disclose any and all Confidential Company Information to the extent required by the Federal Securities Laws.

7.17 Post-Closing PubCo Board of Directors and Officers. The Parties shall take all necessary action, including causing the directors of PubCo to resign, so that effective as of the Closing, (i) PubCo’s board of directors (the “Post-Closing PubCo Board”) will consist of individuals designated by the Company prior to the Closing, and (ii) the persons listed in Annex A hereto under the heading “Officers” and such other persons as are designated by the Company (the “Post Closing PubCo Officers”) are elected or appointed, as applicable, to such position of officers of PubCo as mutually agreed, to serve in such positions, in each case until successors are duly appointed and qualified in accordance with the PubCo Organizational Documents and applicable Law.

7.18 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of SPAC, each Company Entity, PubCo, Company Merger Sub or SPAC Merger Sub and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the applicable Party (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person, on the one hand, and SPAC, any Company Entity, PubCo Company Merger Sub or SPAC Merger Sub, on the other hand, in each case as in effect on the date of this Agreement, shall survive the SPAC Closing and the Company Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the SPAC Effective Time and the Company Merger Effective Time, PubCo shall cause the Organizational Documents of PubCo, SPAC Merger Sub and each Company Entity to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the applicable Person, to the extent permitted by applicable Law. The provisions of this Section 7.18(a) shall (i) survive the SPAC Closing and the Company Closing indefinitely, (ii) are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives and (iii) shall be binding, jointly and severally, on PubCo and all its successors and assigns. In the event that PubCo or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, PubCo shall ensure that proper provision shall be made so that

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the successors and assigns of PubCo shall succeed to the obligations set forth in this Section 7.18(a). In addition to the foregoing, only to the extent not covered by the existing directors’ and officers’ insurance of SPAC or, from and after the Effective Time, the SPAC D&O Tail Insurance, and further only to the extent not covered (or excluded) by the indemnity and exculpatory provisions contained in the SPAC Memorandum, PubCo hereby agrees to indemnify, defend and hold harmless the current directors of SPAC (and their heirs and legal representatives), to the fullest extent permitted by applicable Law, from, against and in respect of any and all losses, Liabilities, damages, penalties, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses) paid, suffered or incurred by, or imposed upon, any such director that are based upon, arise out of or result from, in whole or in part, directly or indirectly, any shareholder Action relating to the board’s failure to make a Modification in Recommendation in response to an adverse and material event involving SPAC and occurring after the date of this Agreement, which becomes known to the SPAC Board after the date of this Agreement, and prior to the Extraordinary General Meeting.

(b) For the benefit of SPAC’s directors and officers, SPAC shall be permitted, prior to the SPAC Effective Time, to obtain the premium for a “tail” insurance policy (at an aggregate cost that is borne and shall be fully paid by PubCo pursuant to Section 1.1(c)) that provides coverage for up to a six (6)-year period from and after the SPAC Effective Time for events occurring prior to the SPAC Effective Time (the “SPAC D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than SPAC’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage, except that in no event shall PubCo be required to pay an aggregate premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium currently payable by SPAC with respect to such current policy; provided, that, if the aggregate premium of such insurance coverage exceeds such amount, SPAC shall be obligated to obtain a “tail” insurance policy with the greatest coverage available for a cost not exceeding such amount from insurance carriers with the same or better credit rating as SPAC’s current insurance provider. PubCo and its Subsidiaries. If obtained, PubCo and SPAC Merger Sub shall, for a period of six (6) years after the SPAC Effective Time, maintain the SPAC D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and PubCo and SPAC Merger Sub shall timely pay or cause to be paid all premiums with respect to the SPAC D&O Tail Insurance.

(c) For the benefit of the Company’s directors and officers, the Company shall be permitted, prior to the Company Merger Effective Time, to obtain and fully pay the premium for a “tail” insurance policy (at an aggregate cost that is borne by the Company or PubCo) that provides coverage for up to a six (6)-year period from and after the Company Merger Effective Time for events occurring prior to the Company Merger Effective Time (the “Company D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage except that in no event shall PubCo or the Company pay an aggregate premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium currently payable by the Company with respect to such current policy; provided, that, if the aggregate premium of such insurance coverage exceeds such amount, the Company shall be obligated to obtain a “tail” insurance policy with the greatest coverage available for a cost not exceeding such amount from insurance carriers with the same or better credit rating as the Company’s current insurance provider. PubCo and its Subsidiaries. If obtained, PubCo and the Company shall, for a period of six (6) years after the Company Merger Effective Time, maintain the Company D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and PubCo and the Company shall timely pay or cause to be paid all premiums with respect to the Company D&O Tail Insurance.

7.19 Transaction Expenses; Trust Account Proceeds.

(a) No later than two (2) Business Days prior to the SPAC Closing, SPAC shall deliver to the Company a statement setting forth SPAC’s good faith calculation of (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of Redemption Rights, (ii) the estimated amount of SPAC’s cash on hand, including in the Trust Account, as of the SPAC Closing, (iii) the estimated amount of unpaid SPAC Expenses as of the SPAC Closing and (iv) the number of SPAC Shares to be outstanding as of immediately prior to the SPAC Effective Time. Following its delivery, SPAC shall reasonably cooperate with and provide the Company and its Representatives all information reasonably requested by the Company or any of its Representatives related to such statement. For the avoidance of doubt, nothing contained herein shall affect SPAC’s right to be reimbursed (and any invoices to SPAC to be paid) for any SPAC Expenses, including those incurred after the delivery of the foregoing statement or any component thereof.

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(b) No later than two (2) Business Days prior to the Company Closing, the Company shall deliver to SPAC a statement setting forth the Company’s good faith calculation of (i) the estimated amount of unpaid Company Expenses as of the Company Closing, (ii) the number of Fully-Diluted Company Shares, (iii) the Equity Value, (iv) the Company Exchange Ratio, (v) the Allocation Schedule, and (vi) the aggregate consideration payable to each Company Stockholder on an individual basis pursuant to Section 2.8 and Section 2.9 (to the extent not already included in the Allocation Schedule), including, in each case of clauses (i) through (vi), the underlying calculations with respect to the individual components thereof. Following its delivery, the Company shall reasonably cooperate with and provide SPAC and its Representatives all information reasonably requested by SPAC or any of its Representatives related to such statement.

(c) The Parties agree that, simultaneously with or as promptly as practicable after the SPAC Closing, the funds held by the SPAC Surviving Subsidiary either in or outside of the Trust Account, after taking into account payments by SPAC for the Redemption Rights and any proceeds received by PubCo or SPAC from any PIPE Investments shall be used to pay or reimburse (i) first, the accrued SPAC Expenses, including SPAC’s business combination marketing fee, all costs, fees and expenses related to the SPAC D&O Tail Insurance and any legal fees, without double-counting with any accrued SPAC Expenses that have already been paid prior to the SPAC Closing and (ii) second, any loans owed by SPAC to Sponsor for SPAC Expenses and other costs and expenses incurred by or on behalf of SPAC. Such amounts, as well as any fees, costs and expenses that are required or permitted to be paid by the issuance of shares of PubCo Common Stock or SPAC Class A Ordinary Shares prior to the SPAC Effective Time, will be paid or issued, as applicable, at the SPAC Closing. Any remaining cash will be used for working capital and general corporate purposes of the Company Entities, or for any other use as directed by PubCo.

7.20 Delisting and Deregistration. The Parties shall take all actions necessary or reasonably requested by another Party to cause the SPAC Class A Ordinary Shares to be delisted from Nasdaq (or be succeeded by the shares of PubCo Common Stock) and to terminate the SPAC’s registration with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act (or be succeeded by PubCo) as of the Closing Date.

7.21 PubCo Organizational Documents. At or prior to the Closing, the Parties shall cause PubCo’s Organizational Documents to be in substantially the form of (i) the Certificate of Incorporation attached as Exhibit E and (ii) the Bylaws attached as Exhibit F.

7.22 New Registration Rights Agreement. By no later than the SPAC Closing, (a) SPAC and Sponsor shall terminate the Founder Registration Rights Agreement pursuant to a termination agreement in a form reasonably acceptable to the Company; and (b) PubCo, certain Company Stockholders and Sponsor shall enter into the New Registration Rights Agreement, in each case, effective as of the Company Closing.

7.23 Lock-up Agreements. By no later than the SPAC Closing, PubCo, SPAC and each of the Company Stockholders shall enter into a Lock-up Agreement effective as of the Company Closing (or shall be required to enter into a Lock-up Agreement as a condition to receive the Per Share Company Merger Consideration as set forth in Section 2.11(l)).

7.24 PIPE Investment. Each of SPAC, the Company and PubCo shall use commercially reasonable efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the PIPE Subscription Agreements on the terms and conditions described therein, including maintaining in effect the PIPE Subscription Agreements, and exercising its respective right to specifically enforce the PIPE Subscription Agreements pursuant to the terms thereof.

7.25 PubCo Employee Plans. On or prior to the SPAC Merger Effective Time, PubCo shall approve and adopt (subject to approval by the shareholders of PubCo prior to the SPAC Merger Effective Time) (i) an omnibus incentive equity plan (the “PubCo Equity Incentive Plan”), to be effective in connection with, and subject to the consummation of, the Company Closing, and (ii) an employee stock purchase plan (the “PubCo ESPP”), to be effective in connection with, and subject to the consummation of, the Company Closing, the terms of which shall be customary for a new public company (other than the Agreed Terms, as defined below), and shall be subject to the prior written consent of SPAC, not to be unreasonably withheld, conditioned or delayed. The number of shares of PubCo Common Stock initially reserved for issuance in the aggregate under the PubCo Equity Incentive Plan

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and PubCo ESPP, will be within a range of six to ten percent (6-10%) of the total number of the shares of PubCo Common Stock outstanding immediately following the Closing, and there will be an evergreen provision of within a range of three to five percent (3-5%) (collectively, the “Agreed Terms”). Following the date hereof, the Company shall provide SPAC with a draft of the PubCo Equity Incentive Plan and a draft of the PubCo ESPP for SPAC’s review and comment.

7.26 Stockholder Litigation. The Company and PubCo shall as promptly as practicable advise SPAC, and SPAC shall promptly advise the Company, as the case may be, of any Action commenced (or to the Knowledge of the Company or the Knowledge of SPAC (as applicable), threatened) on or after the date of this Agreement against such party, any of its Subsidiaries or any of its directors by any Company Stockholder or SPAC Shareholder relating to this Agreement, the Mergers or any of the other Transactions (any such Action, “Stockholder Litigation”), and such party shall keep the other party reasonably informed regarding any such Stockholder Litigation. The Company and PubCo shall give SPAC the opportunity to participate (subject to a customary joint defense agreement) in the defense or settlement of any such Stockholder Litigation brought against the Company or PubCo, any of their respective Subsidiaries or any of their respective directors, and no such settlement shall be agreed to without SPAC’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). SPAC shall give the Company the opportunity to participate (subject to a customary joint defense agreement) in the defense or settlement of any such Stockholder Litigation brought against SPAC, any of its Subsidiaries or any of its directors, and no such settlement shall be agreed to without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

7.27 Tokenization. Subject to applicable securities laws and regulations, during the Interim Period, SPAC shall consider in good faith the potential for tokenizing its securities and may explore opportunities, structures, and regulatory frameworks (in each case, at the Company’s sole cost and expense) that would permit such tokenization, provided that any such exploration shall not delay, hinder, or condition the consummation of the Transactions contemplated by this Agreement.

Article VIII
CLOSING CONDITIONS

8.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company and SPAC of the following conditions:

(a) Required Shareholder Approval. The SPAC Shareholder Approval Matters that are submitted to the vote of the SPAC Shareholders at the Extraordinary General Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the SPAC Shareholders at the Extraordinary General Meeting in accordance with the SPAC Memorandum, applicable Law and the Proxy Statement (the “Required Shareholder Approval”).

(b) No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is then in effect and which has the effect of making the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions.

(c) Registration Statement. The Proxy/Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Proxy/Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn.

(d) Antitrust/Regulatory Clearance. All waiting periods (and any extensions thereof) under the HSR Act applicable to the Transactions shall have expired or early termination shall have been granted.

(e) Exchange Listing. PubCo’s listing application with Nasdaq or NYSE (as applicable) in connection with the Transaction shall have been conditionally approved and, immediately following the Closing, PubCo shall satisfy any applicable initial and continuing listing requirements of Nasdaq or NYSE (as applicable) and PubCo shall not have received any notice of non-compliance therewith, and the shares of PubCo Common Stock, including shares issued in connection with the Per Share Merger Consideration, shall have been approved for listing on Nasdaq or NYSE (as applicable).

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8.2 Conditions to Obligations of Company, PubCo, and SPAC Merger Sub. In addition to the conditions specified in Section 8.1, the obligations of Company, PubCo and SPAC Merger Sub to consummate the Transactions are subject to the satisfaction or written waiver by the Company (where permissible) of the following conditions:

(a) Representations and Warranties.

(i) The SPAC Fundamental Representations (other than Sections 4.5(a) and 4.5(d)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date).

(ii) The representations and warranties of SPAC contained in Sections 4.5(a) and 4.5(d) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date).

(iii) The representations and warranties of SPAC contained in this Agreement (other than the SPAC Fundamental Representations) shall be true and correct as of the date of this Agreement and as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for, in each case, inaccuracies or omissions that (without giving effect to any limitation as to “materiality,” “SPAC Material Adverse Effect” or “material adverse effect” or another similar materiality qualification set forth therein) individually or in the aggregate, have not had, and would not reasonably be expected to have a SPAC Material Adverse Effect.

(b) Agreements and Covenants. SPAC shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No SPAC Material Adverse Effect. There has not been any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

(d) Minimum Cash Amount. The Total Cash Proceeds Amount shall be no less than the Minimum Cash Amount.

8.3 Conditions to Obligations of SPAC. In addition to the conditions specified in Section 8.1, the obligations of SPAC to consummate the Transactions are subject to the satisfaction or written waiver by SPAC (where permissible) of the following conditions:

(a) Representations and Warranties.

(i) The Company Fundamental Representations (other than Section 6.3(a) and (b) (other than the representations and warranties in clause (iii) therein)), and PubCo Fundamental Representations (other than Section 5.5(a)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date).

(ii) The representations and warranties of the Company and PubCo contained in Section 6.3(a) and (b) (other than the representations and warranties in clause (iii) therein) and Section 5.5(a) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date).

(iii) The representations and warranties of the Company and PubCo contained in this Agreement (other than the Company Fundamental Representations and PubCo Fundamental Representations) shall be true and correct as of the date of this Agreement and as of the Closing Date as though then made, (except with respect to such representations and warranties which speak as to an

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earlier date, which representations and warranties shall be true and correct at and as of such date), except for, in each case, inaccuracies or omissions that (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or another similar materiality qualification set forth therein), individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Agreements and Covenants. Each of Company, PubCo and SPAC Merger Sub shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Required Company Stockholder Approval. The Company Written Consent shall have been obtained and a complete copy delivered to SPAC on the date of this Agreement, and such Company Written Consent shall remain in full force and effect.

(d) No Company Material Adverse Effect. There has not been any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Lock-Up Agreement. At the Closing, the Company shall have delivered to SPAC a Lock-Up Agreement, duly executed by a number of sufficient Company Stockholders to meet the Company Approval Requirement, it being understood that each Company Stockholder shall be required to enter into a Lock-Up Agreement as condition to receive the Per Share Company Merger Consideration as set forth in Section 2.11(l).

8.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to Company, PubCo or SPAC Merger Sub) to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article IX
TERMINATION

9.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the SPAC Closing as follows:

(a) by mutual written consent of SPAC and the Company;

(b) by written notice by SPAC or the Company if any of the conditions to the Closing set forth in Article VIII have not been satisfied or waived by the date that is nine (9) months from the date of this Agreement (the “Outside Date”); provided, however, that in the event any of the financial statements to be delivered to SPAC pursuant to Section 7.4 are not delivered to SPAC within the applicable timeframe set forth in Section 7.4, (i) SPAC shall have the right (by written notice to the Company) to extend the Outside Date by up to a period equal to the number of calendar days from the date such applicable financial statements were required to be delivered in accordance with the timeline in Section 7.4 until the date such applicable financial statements are actually delivered, and, (ii) if SPAC does not extend the Outside Date in accordance with clause (i) above, subject to the Company’s compliance with its obligation to use commercially reasonable efforts under Section 7.4, the Company shall have the right (by written notice to SPAC) to extend the Outside Date by up to thirty days with respect to any such delay in its delivery of such financial statements (and, in the event SPAC or the Company elects to extend the Outside Date pursuant to this proviso, the term “Outside Date” as used in this Agreement shall refer to such date as extended in accordance with this proviso); and provided, further, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the principal cause of, the failure of a condition to the Closing set forth in Article VIII on or before the Outside Date;

(c) by written notice by either SPAC or the Company to the other Party if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

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(d) by written notice by the Company to SPAC, if (i) there has been a breach by SPAC of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of SPAC shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.2(a) or Section 8.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to SPAC by the Company or (B) five (5) Business Days prior to the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if at such time the Company or PubCo is in material uncured breach of this Agreement;

(e) by written notice by the Company to SPAC within ten (10) Business Days after there has been a Modification in Recommendation;

(f) by written notice from SPAC to the Company if the Company Written Consent is at any time following the date of this Agreement terminated, rendered invalid or otherwise no longer in full force and effect;

(g) by written notice by SPAC to the Company, if (i) there has been a breach by Company or PubCo of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.3(a) or Section 8.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company by SPAC or (B) five (5) Business Days prior to the Outside Date; provided, that SPAC shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if at such time SPAC is in material uncured breach of this Agreement; or

(h) without prejudice to the SPAC’s obligations under Section 7.14(f)(i), by written notice by either SPAC or the Company to the other if the Extraordinary General Meeting is held (including any adjournments or postponements thereof) and has concluded, SPAC Shareholders have duly voted, and the Required Shareholder Approval was not obtained.

9.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 9.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 9.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (a) Sections 7.15, 7.16, 10.1, Article XI and this Section 9.2 shall survive the termination of this Agreement, and (b) nothing herein shall relieve any Party from Liability for any willful and material breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (a) and (b) above, subject to Section 10.1). Without limiting the foregoing, and except as provided in Section 11.6 and this Section 9.2 (but subject to Section 10.1, and subject to the right (which shall not be impaired prior to the valid termination of this Agreement) to seek injunctions, specific performance or other equitable relief in accordance with Section 11.7), the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the Transactions shall be the right, if applicable, to terminate this Agreement pursuant to Section 9.1.

Article X
WAIVERS AND RELEASES

10.1 Waiver of Claims Against Trust. Each of the Company, PubCo and SPAC Merger Sub hereby represents and warrants that it has read the IPO Prospectus and understands that SPAC has established the Trust Account containing the proceeds of the IPO, from certain private placements occurring simultaneously with the IPO and from certain loans agreed to be made by Sponsor (including interest accrued from time to time thereon) for the benefit of the holders of the SPAC Class A Ordinary Shares issued and sold in the IPO (the “Public Shareholders”) and that, except as otherwise described in the IPO Prospectus, SPAC may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their SPAC Class A Ordinary Shares in connection with the consummation of its initial Business Combination or in connection with

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an amendment to the SPAC Memorandum to extend SPAC’s deadline to consummate a Business Combination, (b) to the Public Shareholders if SPAC fails to consummate a Business Combination within twenty four (24) months after the closing of the IPO, subject to further extension by amendment to the SPAC Memorandum, (c) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay any income taxes, and (d) to SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of SPAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company, PubCo and SPAC Merger Sub hereby agree on behalf of themselves and their Affiliates, notwithstanding anything to the contrary in this Agreement, that none of the Company, PubCo, SPAC Merger Sub nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company, PubCo and SPAC Merger Sub on behalf of themselves and their respective Affiliates hereby irrevocably waive any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements hereunder and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with SPAC or its Affiliates). Each of the Company, PubCo and SPAC Merger Sub agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC to induce SPAC to enter in this Agreement, and each of the Company, PubCo and SPAC Merger Sub further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent the Company, PubCo, SPAC Merger Sub, Company Merger Sub or any of their respective Affiliates commences any Action or proceeding based upon, in connection with, relating to or arising out of any matter relating to this Agreement or the Transactions, which proceeding seeks, in whole or in part, monetary relief against the Trust Account, each such Party hereby acknowledge and agree that such Party’s and its Affiliates’ sole remedy with respect to monetary relief shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalf or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 10.1 shall amend, limit, alter, change, supersede or otherwise modify the right of the Company, PubCo or SPAC Merger Sub to (a) bring any Action or Actions for specific performance, injunctive and/or other equitable relief or (b) bring or seek a claim for damages against SPAC, or any of its successors or assigns, for any breach of this Agreement (but such claim shall not be against the Trust Account or any funds distributed from the Trust Account). This Section 10.1 shall survive termination of this Agreement for any reason.

Article XI
MISCELLANEOUS

11.1 Survival. Except as otherwise contemplated by Section 9.2, (a) the representations and warranties of the Parties contained in this Agreement (or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement) shall not survive the SPAC Closing and the Company Closing, and from and after the SPAC Closing and the Company Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or Action be brought against any of the Parties or their respective Representatives with respect thereto and (b) the covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the SPAC Closing and the Company Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the SPAC Closing and the Company Closing (which such covenants shall survive the SPAC Closing and the Company Closing and continue until fully performed in accordance with their terms), including, for the avoidance of doubt, Section 2.14, Section 7.18, Section 10.1 and this Article XI.

11.2 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery (a) in person, (b) by email (without receiving notice of non-receipt or other “bounce-back”), (c) by reputable, nationally recognized overnight courier service or (d) by registered or certified mail, pre-paid and return receipt requested; provided, however, that

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notice given pursuant to clauses (c) and (d) above shall not be effective unless a duplicate copy of such notice is also given in person or by email (without receiving notice of non-receipt or other “bounce-back”); in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to SPAC at or prior to the SPAC Closing, to:		with a copy (which will not constitute notice) to:
Cantor Equity Partners II, Inc. 110 East 59th Street New York, NY 10022		Hughes Hubbard & Reed LLP One Battery Park Plaza, 12th Floor New York, New York 10004, USA
Attn:	Chief Executive Officer	Attn:	Michael Traube, Esq.
Email:	[***]		Javad Husain, Esq.
		Email:	michael.traube@hugheshubbard.com
javad.husain@hugheshubbard.com
If to SPAC at or prior to the SPAC Closing, to:		with a copy (which will not constitute notice) to:
Cantor Equity Partners II, Inc. 110 East 59th Street New York, NY 10022		Hughes Hubbard & Reed LLP One Battery Park Plaza, 12th Floor New York, New York 10004, USA
Attn:	Chief Executive Officer	Attn:	Michael Traube, Esq.
Email:	[***]		Javad Husain, Esq.
		Email:	michael.traube@hugheshubbard.com
javad.husain@hugheshubbard.com
If to the Company, PubCo, or SPAC Merger Sub, to:		with a copy (which will not constitute notice) to:
c/o Securitize, Inc. 78 SW 7th Steet		Davis Polk & Wardwell LLP 450 Lexington Avenue, New York, 10017
Miami, FL 33130		Attn:	Lee Hochbaum
Attn:	Carlos Domingo	Email:	lee.hochbaum@davispolk.com
Email:	[***]

11.3 Binding Effect; Assignment. Subject to Section 11.4, this Agreement and all of the provisions hereof shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of SPAC, PubCo, and the Company. Any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

11.4 Third Parties. Nothing contained in this Agreement or in any Ancillary Document shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party or party thereto or a successor or permitted assign of such a Party; provided, however, that (a) in the event that the SPAC Closing and the Company Closing occur, the D&O Indemnified Persons are intended third-party beneficiaries of Section 7.18(a), (b) the past, present or future directors, officers, agents, employees, equityholders or other Representatives, Affiliates, successors or assignees of any Party, are intended third-party beneficiaries of, and may enforce, Section 11.15, (c) the Nonparty Affiliates are intended third-party beneficiaries of the rights set forth in Section 11.13, and (d) the Sponsor is an intended third-party beneficiary of any provision of this Agreement that confers any right or privilege to Sponsor (including pursuant to Section 11.9, Section 11.11 and Section 11.14),

11.5 Fees and Expenses. Subject to Section 10.1, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, provided that, if the Closing shall occur, PubCo shall reimburse or pay or cause to be reimbursed or paid, at or promptly following Closing, by wire transfer of immediately available funds, all Expenses. For the avoidance of doubt, any payments to be made (or to cause to be made) by PubCo pursuant to this Section 11.5 shall be paid upon consummation of the Transactions and release of proceeds from the Trust Account.

Annex A-84

11.6 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) Subject to Section 11.6(b) and the proviso in the parenthetical to this sentence, this Agreement and all claims or causes of Action based upon, arising out of, or related to this Agreement or the Transactions shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware, without regard to the conflict of Laws principles or rules thereof to the extent such principles or rules would require or permit the application of Laws of another jurisdiction (provided, however, that notwithstanding the foregoing, the effects of the SPAC Merger shall be governed by the Laws of the Cayman Islands with respect to determining the effects of the filing of the SPAC Plan of Merger and other documents under the Cayman Act with the Cayman Registrar pursuant to Section 2.1).

(b) Any Action based upon, arising out of or related to this Agreement or the Transactions must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware and the Parties will endeavor to have such Action assigned to the Delaware Complex Commercial Litigation Division thereof), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each Party irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, and (iv) agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.7.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS.

11.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transactions are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may not have an adequate remedy at law, and agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

11.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

11.9 Amendment. Subject to the provisions of applicable Law, this Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of the Parties; provided, however, that (a) with respect to any amendment modification, supplement or waiver adversely affecting (i) the SPAC D&O Tail Insurance or the D&O Indemnified Parties covered by such policy, (ii) any rights of the SPAC or Sponsor under Section 11.14 or (iii) any other express rights of the Sponsor hereunder, such action shall only be effected by execution of a written instrument signed by PubCo and Sponsor, and (b) with respect to any amendment, modification, supplement or waiver affecting any terms or conditions of or to the issuance of Company Earnout Shares from the terms and conditions set forth on the date of this Agreement in a manner that allows for the issuance of any Company Earnout Shares that would not be issuable under the terms and conditions of this Agreement as of the date of this Agreement, such action shall only be taken upon the affirmative written consent of the independent directors of the board of directors of PubCo.

Annex A-85

11.10 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any Exhibits, Annexes and Schedules, which Exhibits, Annexes and Schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

11.11 Waiver. Each Party may in its sole discretion (a) extend the time for the performance of any obligation or other act of any other non-Affiliated Party, (b) waive any inaccuracy in the representations and warranties by any other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein, subject to the proviso to Section 11.9 above. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

11.12 Counterparts. This Agreement may be executed and delivered (including by facsimile, email or other electronic means or transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

11.13 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties acknowledge and agree that all claims, obligations, liabilities, or causes of Action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the Ancillary Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the Ancillary Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the Ancillary Documents), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as Parties hereunder or Persons party to the applicable Ancillary Document (the “Contracting Parties”) except as set forth in this Section 11.13. In no event shall any Contracting Party have any shared or vicarious liability for the Actions or omissions of any other Person. No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Ancillary Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Ancillary Documents or their negotiation, execution, performance, or breach; and each Party waives and releases all such Liabilities and Actions against any such Nonparty Affiliates. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages (in each case, other than in connection with damages awarded in a third-party claim) which may be alleged as a result of this Agreement, the Ancillary Documents or any other agreement referenced herein or therein or the Transactions, or the termination or abandonment of any of the foregoing. The Parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 11.13.

Annex A-86

11.14 Legal Representation. The Parties agree that, notwithstanding the fact that Hughes Hubbard & Reed LLP (“HHR”) may have, prior to the SPAC Closing, jointly represented SPAC, Company Merger Sub and Sponsor in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented SPAC, Sponsor and their respective Affiliates in connection with matters other than the Transactions, HHR will be permitted in the future, after the SPAC Closing, to represent Sponsor or its Affiliates in connection with matters in which such Persons are adverse to PubCo, SPAC or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, PubCo and SPAC Merger Sub, who are or have the right to be represented by independent counsel in connection with the Transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with HHR’s future representation of one or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of PubCo, SPAC and the Company, or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by HHR of Sponsor, SPAC or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, Sponsor shall be deemed the client of HHR with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications in any form or format whatsoever between or among any of HHR, SPAC or Sponsor, or any of their respective Representatives, that relate in any way to the negotiation, documentation and consummation of the Transactions or, beginning on the date of this Agreement, any dispute arising under this Agreement (collectively, the “SPAC Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to Sponsor, shall be controlled by Sponsor and shall not pass to or be claimed by PubCo or SPAC; provided, further, that nothing contained herein shall be deemed to be a waiver by PubCo, SPAC or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party. The Company agrees on behalf of itself and SPAC, PubCo and the Company Entities that after the SPAC Closing, (a) to the extent that SPAC or, after the SPAC Closing, PubCo or the Company Entities receives or takes physical possession of any SPAC Deal Communications, (i) such physical possession or receipt shall not, in any way, be deemed a waiver by Sponsor or any other Person, of the privileges or protections described in this Section 11.14, and (ii) neither SPAC, PubCo nor the Company Entities after the SPAC Closing shall assert any claim that Sponsor or any other Person waived the attorney-client privilege, attorney work-product protection or any other right or expectation of client confidence applicable to any such materials or communications, (b) not to access or use the SPAC Deal Communications, including by way of review of any electronic data, communications or other information, or by seeking to have SPAC, PubCo or any Company Entity waive the attorney-client or other privilege, or by otherwise asserting that SPAC, PubCo or the Company Entities after the SPAC Closing has the right to waive the attorney-client or other privilege and (c) not to seek to obtain the SPAC Deal Communications from HHR so long as such SPAC Deal Communications would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party.

11.15 Cumulative Remedies. The rights, powers, privileges and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers, privileges or remedies provided by Law except as otherwise expressly provided.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;
SIGNATURE PAGES FOLLOW]

Annex A-87

IN WITNESS WHEREOF, each Party has caused this Business Combination Agreement to be signed and delivered by its respective duly authorized signatory as of the date first written above.

CANTOR EQUITY PARTNERS II, INC.
as SPAC
By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer
Securitize, Inc.
as the Company
By:	/s/ Carlos Domingo
Name:	Carlos Domingo
Title:	Chief Executive Officer
SECURITIZE HOLDINGS, INC.
as PubCo
By:	/s/ Carlos Domingo
Name:	Carlos Domingo
Title:	President & Chief Executive Officer
PINECREST MERGER SUB
as SPAC Merger Sub
By:	/s/ Carlos Domingo
Name:	Carlos Domingo
Title:	Director
SENNA MERGER SUB, INC.
as Company Merger Sub
By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

Annex A-88

Annex A

Officers

Chief Executive Officer: Carlos Domingo

Annex A-89

Annex B

[TO COME]

Annex B-1

Annex C

Registrar of Companies
Government Administration Building
133 Elgin Avenue
George Town
Grand Cayman

Cantor Equity Partners I, Inc. (ROC # 367924) (the “Company”)

TAKE NOTICE that by written resolution of the sole shareholder of the Company dated May 1 2025, the following special resolution was passed:

THE UNDERSIGNED, being the sole shareholder of the Company takes the following actions and adopts the following resolutions by written resolutions of the sole shareholder (these “Written Resolutions”):

1       Adoption of Amended and Restated Memorandum and Articles of Association

It is resolved as a special resolution that, with effect from the effective time and date of the Company’s Registration Statement on Form 8-A as filed with the United States Securities and Exchange Commission, the Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association annexed hereto.

/s/ Stephanie-Ann Whittaker
Stephanie-Ann Whittaker
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited
Dated this 2nd day of May 2025
www.verify.gov.ky File#: 367924
Filed: 02-May-2025 08:54 EST Auth Code: D60912577424

THE COMPANIES ACT (As Revised)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

Cantor Equity Partners II, Inc.
(adopted by Special Resolution dated 1 may 2025 and effective on 1 may 2025)

www.verify.gov.ky File#: 367924
Filed: 02-May-2025 08:54 EST Auth Code: J54852537612

THE COMPANIES ACT (As Revised)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

CANTOR EQUITY PARTNERS II, INC.
(adopted by Special Resolution dated 1 may 2025 and effective on 1 may 2025)

1            The name of the Company is Cantor Equity Partners II, Inc.

2            The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3            The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4            The liability of each Member is limited to the amount unpaid on such Member’s shares.

5            The share capital of the Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

6            The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7            Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

www.verify.gov.ky File#: 367924
Filed: 02-May-2025 08:54 EST Auth Code: J54852537612

Annex C-2

THE COMPANIES ACT (As Revised)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

CANTOR EQUITY PARTNERS II, INC.
(ADOPTED BY SPECIAL RESOLUTION DATED 1 MAY 2025 AND EFFECTIVE ON 1 MAY 2025)

1            Interpretation

1.1         In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”

in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”

means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.
“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
www.verify.gov.ky File#: 367924
Filed: 02-May-2025 08:54 EST Auth Code: J54852537612

Annex C-3

“Business Combination”

means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the securities of the Company are listed on The NASDAQ Global Market, must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on the interest earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be solely effectuated with another blank cheque company or a similar company with nominal operations.

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.
“Clearing House”

means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Company”	means the above named company.
“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any).
“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Deadline Date”	means 24 months from the consummation of the IPO.
“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including The NASDAQ Global Market.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
www.verify.gov.ky File#: 367924
Filed: 02-May-2025 08:54 EST Auth Code: J54852537612

Annex C-4

“Electronic Communication”

means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.
“Equity-linked Securities”

means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares or equity securities of any entity that succeeds the Company as a public company, in each case, issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”

means the United States Securities Exchange Act of 1934, as amended, or any similar United States federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.
“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.
“IPO”	means the Company’s initial public offering of securities.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the amended and restated memorandum of association of the Company.
“Officer”	means a person appointed to hold an office in the Company.
“Ordinary Resolution”

means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.
“Private Placement”	means the private placement of 500,000 Class A Shares consummated concurrently with the consummation of the IPO.
“Public Share”	means a Class A Share issued in the IPO.
www.verify.gov.ky File#: 367924
Filed: 02-May-2025 08:54 EST Auth Code: J54852537612

Annex C-5

“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Representative”	means a representative of the Underwriters.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.
“Share”	means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company.
“Special Resolution”	subject to Articles 29.4 and Article 47.2, has the same meaning as in the Statute, and includes a unanimous written resolution.
“Sponsor”	means Cantor EP Holdings II, LLC, a Delaware limited liability company, and its successors or assigns.
“Statute”	means the Companies Act (As Revised) of the Cayman Islands.
“Tax Filing Authorised Person”	means such person as any Director shall designate from time to time, acting severally.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
“Trust Account”

means the trust account established by the Company upon the consummation of the IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of the Private Placement will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2         In the Articles:

(a)         words importing the singular number include the plural number and vice versa;

(b)         words importing the masculine gender include the feminine gender;

(c)         words importing persons include corporations as well as any other legal or natural person;

www.verify.gov.ky File#: 367924
Filed: 02-May-2025 08:54 EST Auth Code: J54852537612

Annex C-6

(d)         “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)         “shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)          references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)         any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)         the term “and/or” is used to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)          headings are inserted for reference only and shall be ignored in construing the Articles;

(j)          any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)         any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)          sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)        the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)         the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2            Commencement of Business

2.1         The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2         The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3            Issue of Shares and other Securities

3.1         Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share)

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with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Ordinary Share Conversion set out in the Articles.

3.2         The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3         The Company may issue Public Shares in the IPO upon such terms as the Directors may from time to time determine. Further, the Company may issue Shares or units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

3.4         The Company shall not issue Shares to bearer.

4            Register of Members

4.1         The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2         The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5            Closing Register of Members or Fixing Record Date

5.1         For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2         In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3        If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may

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be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6            Certificates for Shares

6.1         A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2         The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3         If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4         Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5         Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7            Transfer of Shares

7.1         Subject to the terms of the Articles, any Member may transfer all or any of their Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options, warrants or units issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such right, option, warrant or unit.

7.2        The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the

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Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8            Redemption, Repurchase and Surrender of Shares

8.1         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company by Ordinary Resolution, may determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)         Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof; and

(b)         Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

8.2         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3         The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4         The Directors may accept the surrender for no consideration of any fully paid Share.

9            Treasury Shares

9.1         The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10          Variation of Rights of Shares

10.1       Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class (other than

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with respect to a waiver of the provisions of the Class B Ordinary Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2       For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3       The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied: (i) by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights; (ii) where the constitutional documents of the Company are amended or new constitutional documents of the Company are adopted, in each case, as a result of the Company registering by way of continuation as a body corporate under the laws of any jurisdiction outside of the Cayman Islands; or (iii) by the conversion of any Class B Shares pursuant to the Class B Ordinary Share Conversion Article.

11          Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of that person subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12          Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13          Lien on Shares

13.1       The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or their estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

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13.2       The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within 14 clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3       To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or their nominee shall be registered as the holder of the Shares comprised in any such transfer, and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4       The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14          Call on Shares

14.1       Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least 14 clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2       A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3       The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4       If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5       An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6       The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7       The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by that Member, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

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14.8       No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15          Forfeiture of Shares

15.1       If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2       If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3       A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4       A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by that person to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but that person’s liability shall cease if and when the Company shall have received payment in full of all monies due and payable by them in respect of those Shares.

15.5       A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6       The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16          Transmission of Shares

16.1       If a Member dies, the survivor or survivors (where they were a joint holder), or their legal personal representatives (where they were a sole holder), shall be the only persons recognised by the Company as having any title to the deceased Member’s Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which the Member was a joint or sole holder.

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16.2       Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by that person to the Company, either to become the holder of such Share or to have some person nominated by them registered as the holder of such Share. If they elect to have another person registered as the holder of such Share they shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution, as the case may be.

16.3       A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which they would be entitled if they were the holder of such Share. However, they shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered or to have some person nominated by them registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within 90 days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17          Class B Ordinary Share Conversion

17.1       The rights attaching to the Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article hereof) with the exception that the holder of a Class B Share shall have the conversion rights referred to in this Article.

17.2       Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holders thereof; or (b) in connection with the consummation of a Business Combination.

17.3       Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued, or deemed issued, by the Company in excess of the amounts offered in the IPO and in connection with the consummation of a Business Combination including in any private placement, all Class B Shares in issue shall automatically convert into Class A Shares in connection with the consummation of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, on an as-converted basis, in the aggregate, 20% of the sum of all Class A Shares and Class B Shares in issue upon completion of the IPO (not including the Class A Shares issued in the Private Placement) plus all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination, excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination.

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17.4       Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5       The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6       Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7       References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8       Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

18          Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1       The Company may by Ordinary Resolution:

(a)         increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)         consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)         convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)         by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

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(e)         cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2       All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3       Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, Articles 29.4 and Article 47.2, the Company may by Special Resolution:

(a)         change its name;

(b)         alter or add to the Articles;

(c)         alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)         reduce its share capital or any capital redemption reserve fund.

19          Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20          General Meetings

20.1       All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2       The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3       The Directors, the chief executive officer or the chairperson of the board of Directors may call general meetings, and, for the avoidance of doubt, the Members shall not have the ability to call general meetings.

20.4       Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

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21          Notice of General Meetings

21.1       At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)         in the case of an annual general meeting, by all of the Members entitled to attend and vote at the meeting; and

(b)         in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95% in par value of the Shares giving that right.

21.2       The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22          Proceedings at General Meetings

22.1       No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2       A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3       A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4       If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5       The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairperson of a general meeting of the Company or, if the Directors do not make any such appointment, the chairperson, if any, of the board of Directors shall preside as chairperson at such general meeting. If there is no such chairperson, or if the person shall not be present within 15 minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairperson of the meeting.

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Annex C-17

22.6       If no Director is willing to act as chairperson or if no Director is present within 15 minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairperson of the meeting.

22.7       The chairperson may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8       When a general meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9       If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10     When a general meeting is postponed for 30 days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

22.11     A resolution put to the vote of the meeting shall be decided on a poll.

22.12     A poll shall be taken as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.13     A poll demanded on the election of a chairperson or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairperson of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14     In the case of an equality of votes the chairperson shall be entitled to a second or casting vote.

23          Votes of Members

23.1       Subject to any rights or restrictions attached to any Shares, including as set out at Articles 29.4 and 47.2, every Member present in any such manner shall have one vote for every Share of which they are the holder.

23.2       In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

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Annex C-18

23.3       A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by their committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4       No person shall be entitled to vote at any general meeting unless they are registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by them in respect of Shares have been paid.

23.5       No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairperson whose decision shall be final and conclusive.

23.6       Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7       A Member holding more than one Share need not cast the votes in respect of their Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing the proxy, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which they are appointed.

24          Proxies

24.1       The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of their attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2       The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3       The chairperson may in any event at their discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairperson, shall be invalid.

24.4       The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

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Annex C-19

24.5       Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25          Corporate Members

25.1       Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which they represent as the corporation could exercise if it were an individual Member.

25.2       If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

26          Shares that May Not be Voted

              Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27          Directors

27.1       There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27.2       The Directors shall be divided into two classes: Class I and Class II. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing Directors shall by resolution classify themselves as Class I or Class II Directors. The Class I Directors shall stand appointed for a term expiring at the Company’s first annual general meeting and the Class II Directors shall stand appointed for a term expiring at the Company’s second annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors appointed to succeed those Directors whose terms expire shall be appointed for a term of office to expire at the second succeeding annual general meeting after their appointment. Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by

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Annex C-20

the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until their successor shall have been appointed and qualified.

28          Powers of Directors

28.1       Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2       All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3       The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to their surviving spouse, civil partner or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4       The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29          Appointment and Removal of Directors

29.1       The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director, provided that prior to the consummation of a Business Combination and for so long as there are Class B Shares in issue, only the holders of the Class B Shares shall be entitled to vote on any such Ordinary Resolution. For the avoidance of doubt, prior to the consummation of a Business Combination, if there are any Class B Shares in issue, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2       The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3       After the consummation of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.4       Prior to the consummation of a Business Combination, Article 29.1 may only be amended by a Special Resolution passed by at least 90% of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

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Annex C-21

30          Vacation of Office of Director

              The office of a Director shall be vacated if:

(a)         the Director gives notice in writing to the Company that they resign the office of Director; or

(b)         the Director is absent (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that they have by reason of such absence vacated office; or

(c)         the Director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; or

(d)         the Director is found to be or becomes of unsound mind; or

(e)         all of the other Directors (being not less than two in number) determine that the Director should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31          Proceedings of Directors

31.1       The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two of more Directors, and shall be one if there is only one Director.

31.2       Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairperson shall have a second or casting vote.

31.3       A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairperson is located at the start of the meeting.

31.4       A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5       A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

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Annex C-22

31.6       The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7       The Directors may elect a chairperson of their board and determine the period for which they are to hold office; but if no such chairperson is elected, or if at any meeting the chairperson is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairperson of the meeting.

31.8       All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9       A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by that Director. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32          Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless their dissent shall be entered in the minutes of the meeting or unless they shall file their written dissent from such action with the person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33          Directors’ Interests

33.1       A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with their office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2       A Director may act on their own or by, through or on behalf of their firm in a professional capacity for the Company and they or their firm shall be entitled to remuneration for professional services as if they were not a Director.

33.3       A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by them as a director or officer of, or from their interest in, such other company.

33.4       No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable

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Annex C-23

to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which they are interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon.

33.5       A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which they have an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34          Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

35          Delegation of Directors’ Powers

35.1       The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee and the Compensation Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2       The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3       The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee and the Compensation Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange

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Annex C-24

Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee and the Compensation Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

35.4       The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.5       The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in them.

35.6       The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of their appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate their office at any time if they give notice in writing to the Company that they resign their office.

36          No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37          Remuneration of Directors

37.1       The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination unless otherwise approved in writing by a majority of the holders of Class B Shares. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2       The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond that Director’s ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to their remuneration as a Director.

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Annex C-25

38          Seal

38.1       The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2       The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3       A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over their signature alone to any document of the Company required to be authenticated by them under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39          Dividends, Distributions and Reserve

39.1       Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2       Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3       The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by the Member to the Company on account of calls or otherwise.

39.4       The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5       Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

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Annex C-26

39.6       The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7       Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8       No Dividend or other distribution shall bear interest against the Company.

39.9       Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

39.10     Prior to the consummation of a Business Combination, the Directors may only resolve to pay Dividends and other distributions on Shares in issue in accordance with this Article if approved by consent in writing of the holders of not less than two-thirds of the issued Class B Shares.

40          Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41          Books of Account

41.1       The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all

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Annex C-27

sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2       The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3       The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42          Audit

42.1       The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2       Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

42.3       If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4       The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

42.5       If the office of Auditor becomes vacant by resignation or death of the Auditor, or by their becoming incapable of acting by reason of illness or other disability at a time when their services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6       Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7       Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary

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general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

42.8       Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

42.9       The Audit Committee shall monitor compliance with the terms of the IPO and, if any non-compliance is identified, the Audit Committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.

42.10     At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The “audit committee financial expert” shall have such past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

43          Notices

43.1       Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, telex, fax or email to such Member or to such Member’s address as shown in the Register of Members (or where the notice is given by email by sending it to the email address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

43.2       Where a notice is sent by:

(a)         courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)         post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)         telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)         email or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the email to be acknowledged by the recipient; and

(e)         placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

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43.3       A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4       Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves because they are a legal personal representative or a trustee in bankruptcy of a Member where the Member but for their death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44          Winding Up

44.1       If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)         if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)         if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2       If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45          Indemnity and Insurance

45.1       Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand,

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costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2       The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3       The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46          Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47          Transfer by Way of Continuation

47.1       If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution passed in accordance with this Article 47, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

47.2       Prior to the closing of a Business Combination:

(a)         only the Class B Shares shall carry the right to vote on any resolution of the shareholders to approve any transfer by way of continuation pursuant to this Article (including any Special Resolution required to amend the constitutional documents of the Company or to adopt new constitutional documents of the Company, in each case, as a result of the Company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands); and

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(b)         this Article 47.2 may only be amended by a Special Resolution passed by at least 90% of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

48          Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

49          Business Combination

49.1       Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

49.2       Prior to the consummation of a Business Combination, the Company shall either:

(a)         submit such Business Combination to its Members for approval; or

(b)         provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares. Such obligation to repurchase Shares will be subject to the completion of the proposed Business Combination to which it relates.

49.3       If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

49.4       At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company can satisfy any minimum cash requirement that may be contained in the agreement relating to such Business Combination.

49.5       Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the

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“Business Combination Redemption”), provided that no such Member acting together with any Affiliate of their or any other person with whom they are acting in concert or as a partnership, limited partnership, syndicate, or other group (including, for the avoidance of doubt, a “group” (as defined under Section 13 of the Exchange Act) for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether they are voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and in connection with its consummation.

49.6       A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). The Directors (in their sole discretion) shall determine the timing of such Business Combination Redemption of Public Shares in order to facilitate the consummation and/or closing of a Business Combination.

49.7       In the event that:

(a)         the Company does not consummate a Business Combination by: (i) the Deadline Date; (ii) such earlier time as determined by resolution of the Directors acting in good faith with notice in writing to the Members; or (iii) such later time as the Members may approve by Special Resolution in accordance with the Articles; or

(b)         if the Directors, acting in good faith, determine by resolution, and provide notice in writing to the Members, that the Company is unable to consummate a Business Combination by the Deadline Date, the Company shall:

(i)          cease all operations except for the purpose of winding up;

(ii)         as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(iii)        as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

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subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

49.8       In the event that any amendment is made to the Articles (an “Amendment”):

(a)         to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100% of the Public Shares if the Company does not consummate a Business Combination by: (i) the Deadline Date; (ii) such earlier time as determined by resolution of the Directors acting in good faith with notice in writing to the Members; or (iii) such later time as the Members may approve by Special Resolution in accordance with the Articles; or

(b)         with respect to any other provision relating to Members’ rights or pre-Business Combination activity,

any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on an Amendment, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “Amendment Redemption”), provided that no such Member acting together with any Affiliate of their or any other person with whom they are acting in concert or as a partnership, limited partnership, syndicate, or other group (including, for the avoidance of doubt, a “group” (as defined under Section 13 of the Exchange Act) for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether they are voting for or against such proposed Amendment, the Redemption Price, but only in the event that the applicable proposed Amendment is approved. The Directors (in their sole discretion) shall determine the timing of any such Amendment Redemption

49.9       A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of a Business Combination Redemption, an Amendment Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

49.10     Except in connection with the conversion of Class B Shares into Class A Shares pursuant to the Class B Ordinary Share Conversion Article hereof where the holders of such Shares have waived any right to receive funds from the Trust Account, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)         receive funds from the Trust Account; or

(b)         vote as a class with Public Shares on a Business Combination.

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49.11     The uninterested Independent Directors shall approve any transaction or transactions between the Company and any of the following parties:

(a)         any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and

(b)         any Director or Officer and any Affiliate of such Director or Officer.

49.12     A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

49.13     As long as the securities of the Company are listed on The NASDAQ Global Market, the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on the interest earned on the Trust Account) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. A Business Combination must not be solely effectuated with another blank cheque company or a similar company with nominal operations.

49.14     The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to consummate a Business Combination with a target that is Affiliated with the Sponsor, a Founder, a Director or an Officer, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions on the type of target business the Company is seeking to acquire that is a member of the United States Financial Industry Regulatory Authority or an independent accounting firm that such a Business Combination is fair to the Company from a financial point of view.

50          Certain Tax Filings

Each Tax Filing Authorised Person and any such other person, acting alone, as any Director shall designate from time to time, are authorised to file or execute and provide United States Internal Revenue Service tax forms SS-4, W-8 BEN, W-8 IMY, W-9, 8832 and 2553 and such other similar tax forms as are customary to file with any United States state or federal governmental authorities or foreign governmental authorities, or provide to withholding agents in connection with the formation, activities and/or elections of the Company and such other tax forms as may be approved from time to time by any Director or Officer. The Company further ratifies and approves any such filing made by any Tax Filing Authorised Person or such other person prior to the date of the Articles.

51          Business Opportunities

51.1       To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law,

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Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

51.2       Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

51.3       To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

52          Exclusive Jurisdiction and Forum

52.1       Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Memorandum, the Articles or otherwise related in any way to each Member’s shareholding in the Company, including but not limited to:

(a)         any derivative action or proceeding brought on behalf of the Company;

(b)         any action asserting a claim of breach of any fiduciary or other duty owed by any current or former Director, Officer or other employee of the Company to the Company or the Members;

(c)         any action asserting a claim arising pursuant to any provision of the Statute, the Memorandum or the Articles; or

(d)         any action asserting a claim against the Company governed by the “Internal Affairs Doctrine” (as such concept is recognised under the laws of the United States of America).

52.2       Each Member irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes.

52.3       Without prejudice to any other rights or remedies that the Company may have, each Member acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly the Company shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

52.4       This Article 52 shall not apply to any action or suits brought to enforce any liability or duty created by the United States Securities Act of 1933, as amended, the Exchange Act, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

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Annex D

Amended and restated

CERTIFICATE OF INCORPORATION

OF

SECURITIZE HOLDINGS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Securitize Holdings, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

1.           That the name of this corporation is Securitize Holdings, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on the 17th day of October, 2025 under the name Securitize Holdings, Inc..

2.           This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware and has been duly approved by the written consent of the stockholders of the corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

3.            The Amended and Restated Certificate of Incorporation of the corporation is hereby amended and restated in its entirety to read as follows:

Article 1
Name

The name of the corporation is Securitize Holdings, Inc. (the “Corporation”).

Article 2
Registered Office And Agent

The address of its registered office in the State of Delaware is c/o Incorporating Services, Ltd., 3500 S. Dupont Highway, Dover, DE 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

Article 3
Purpose And Powers

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”).

Article 4
Capital Stock

(A)        Authorized Shares

Classes of Stock. The total number of shares of stock that the Corporation shall have authority to issue is 300,000,000, consisting of 290,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), and 10,000,000 shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).

Preferred Stock. The Board of Directors is hereby empowered, without any action or vote by the Corporation’s stockholders (except as may otherwise be provided by the terms of any class or series of Preferred Stock then outstanding), to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications,

Annex D-1

limitations or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by Delaware Law.

(B)         Voting Rights

Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any class or series of Preferred Stock) that relates solely to the terms of one or more outstanding classes or series of Preferred Stock if the holders of such affected class or series of Preferred Stock are entitled, either separately or together with the holders of one or more other such affected classes or series of Preferred Stock, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any class or series of Preferred Stock) or pursuant to Delaware Law.

(C)         Regulated Holders

1.           If a Regulated Holder (together with any of its Affiliates) at any time holds any shares of Common Stock or Preferred Stock which, on an as converted basis, in aggregate constitute more than 4.99 percent (4.99%) of a Class of Voting Shares of the Corporation (such shares, “Excess Securities”), then any Excess Securities shall not be entitled to vote or consent to any matter pursuant to this Amended and Restated Certificate of Incorporation, and such Excess Securities (and any shares of common stock such Excess Securities convert into) shall be Nonvoting Securities, and, therefore, shall not be entitled to vote or to be counted for purposes of determining whether any vote required under this Amended and Restated Certificate of Incorporation has been approved by the requisite percentage of voting securities or to be counted towards any quorum required pursuant to this Amended and Restated Certificate of Incorporation. No other rights attaching to or terms of the Excess Securities shall be amended, reduced, waived or otherwise varied pursuant to this Article 4(C)(1).

2.           Excess Securities shall only be entitled to the full voting rights set forth for such shares pursuant to this Amended and Restated Certificate of Incorporation following the transfer of the Excess Securities to:

i.     the Corporation;

ii.   a transferee in a widespread public distribution of the Voting Securities of the Corporation;

iii.  a transferee in transfers in which no transferee (or group of associated transferees) would receive 2 percent (2%) or more of any Class of Voting Shares of the Corporation; or

iv.   a transferee if such transferee would control more than 50 percent (50%) of the Voting Securities of the Corporation without any transfer of Excess Securities.

3.           For the purposes of this Article 4(C) only, an “Affiliate” shall have the meaning set forth in the U.S. Bank Holding Company Act of 1956, as amended, including the Federal Reserve Board’s implementing Regulation Y thereunder (12 C.F.R. Part 225).

4.            Special Definitions re: Regulated Holder Issues. For purposes of this Certificate of Incorporation, the following definitions shall apply:

i.     “BHCA” shall mean the U.S. Bank Holding Company Act of 1956, as amended.

ii.   “Class of Voting Shares” shall have the meaning specified in Regulation Y (12 C.F.R. Part 225.2(q)(3)).

iii.  “Exchange Trigger Transaction” shall mean the transfer of any series of Nonvoting Securities from a Regulated Holder in any of the following transfers: (A) to the Corporation; (B) a widespread public distribution; (C) a private placement which no one party acquires the right to purchase 2 percent (2%) or more of any Class of Voting Shares

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of the Corporation; or (D) to a party who would control more than 50 percent (50%) of the Voting Securities of the Corporation without giving effect to such shares of Nonvoting Securities transferred by a Regulated Holder.

iv.   “Nonvoting Securities” shall have the meaning specified in Regulation Y (12 C.F.R. Part 225.2(q)(2)).

v.    “Regulated Holder” shall mean a holder of shares of a Class of Voting Shares of the Corporation that is a bank holding company under the provisions of the BHCA, together with its Affiliates and any subsequent transferee of any such holder, together with such transferee’s Affiliates, other than a transferee in connection with an Exchange Trigger Transaction.

vi.   “Voting Securities” shall have the meaning specified in Regulation Y (12 C.F.R. Part 225.2(q)(l)).

Article 5
Bylaws

The Board of Directors shall have the power to adopt, amend or repeal, in whole or in part, the Amended and Restated Bylaws of the Corporation (as in effect from time to time, the “Bylaws”) without the assent or vote of the stockholders in any manner not inconsistent with Delaware Law or this Amended and Restated Certificate of Incorporation.

The stockholders may adopt, amend or repeal the Bylaws only with the affirmative vote of the holders of not less than a majority of the voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

Article 6
Board of Directors

(A)        Power of the Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors.

(B)         Number of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors which shall constitute the Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time solely by the affirmative vote of a majority of the Board of Directors.

(C)         Election of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances from and after the Effective Time, the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be practicable, of one-third of the total number of directors constituting the entire Board of Directors. Each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected; provided that the term of office of the initial Class I directors shall expire at the first regularly-scheduled annual meeting of stockholders following the Effective Time, the term of office of the initial Class II directors shall expire at the second annual meeting of stockholders following the Effective Time and the term of office of the initial Class III directors shall expire at the third annual meeting of stockholders following the Effective Time. Notwithstanding the foregoing, each director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall have been duly elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal from office. The Board of Directors is authorized to assign members of the Board of Directors already in office to their respective class at the time such classification becomes effective. In the event of any change in the number of directors, the Board of Directors shall apportion any newly created directorships among, or reduce the number of directorships in, such class or classes as shall equalize, as nearly as possible, the number of directors in each class. In no event will a decrease in the number of directors shorten the term of any incumbent director.

There shall be no cumulative voting in the election of directors. Election of directors need not be by written ballot unless the Bylaws so provide.

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(D)        Vacancies. Vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office for a term that shall coincide with the term of the Class to which such director shall have been elected, or until his or her earlier death, resignation, retirement, disqualification or removal.

(E)         Removal. No director may be removed from office by the stockholders except for cause with the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

(F)         Preferred Stock Directors. Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of such class or series of Preferred Stock adopted by resolution or resolutions adopted by the Board of Directors pursuant to Article 4(A) hereto, and such directors so elected shall not be subject to the provisions of this Article 6 unless otherwise provided therein.

Article 7
Meetings of Stockholders

(A)        Annual Meetings. An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place if any, on such date, and at such time as the Board of Directors shall determine.

(B)         Special Meetings. Special meetings of the stockholders may be called only by the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors or by the Chair of the Board of Directors. Notwithstanding the foregoing, whenever holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of such class or series of Preferred Stock adopted by resolution or resolutions of the Board of Directors pursuant to Article 4(A) hereto, special meetings of holders of such Preferred Stock.

(C)         No Action by Written Consent. Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, as may be set forth in the resolution or resolutions adopted by the Board of Directors pursuant to Article 4(A) hereto for such class or series of Preferred Stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law, as amended from time to time, and this Article 7 and may not be taken by written consent of stockholders without a meeting.

Article 8
Indemnification

(A)        Limited Liability. To the fullest extent permitted by Delaware Law, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Any amendment, repeal or elimination of this Article 8, or the adoption of any provision of the Amended and Restated Certificate of Incorporation inconsistent with this Article 8, shall not affect its application with respect to an act or omission by a director or officer occurring before such amendment, adoption, repeal or elimination. Solely for purposes of this paragraph, “officer” shall have the meaning provided in Section 102(b)(7) of the Delaware Law as amended from time to time.

(B)         Right to Indemnification.

1.           Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this

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Article 8 shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this Article 8 shall be a contract right.

2.           The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(C)         Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(D)        Nonexclusivity of Rights. The rights and authority conferred in this Article 8 shall not be exclusive of any other right that any person may otherwise have or hereafter acquire.

(E)         Preservation of Rights. Neither the amendment nor repeal of this Article 8, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the Bylaws, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

Article 9
Forum Selection

(A)        Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware Law, this Amended and Restated Certificate of Incorporation or the Bylaws (in each case, as they may be amended from time to time) or as to which Delaware Law confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware). Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act of 1933, or any rule or regulation promulgated thereunder, shall be the federal district courts of the United States. The Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall have the fullest authority allowed by law to issue an anti-suit injunction to enforce this forum selection clause and to preclude suit in any other forum. Any person or entity holding, purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to consent to (i) the personal jurisdiction of the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in any proceeding brought to enjoin, or otherwise enforce this Article 9 with respect to, any action by that person or entity that is inconsistent with the exclusive jurisdiction provided for in this Article 9 (an “Inconsistent Action”) and (ii) having service of process made upon such person or entity in any such proceeding by service upon such person’s or entity’s counsel in such Inconsistent Action as agent for such person or entity. Notwithstanding the foregoing, the provisions of this Article 9 shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended.

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Article 10
Amendments

The Corporation reserves the right to amend this Amended and Restated Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred upon stockholders, directors and officers herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in Articles 4(B), 5, 6, 7, 9 and this Article 10 may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of the provisions set forth in any of Articles 4(B), 5, 6, 7, 9 or this Article 10, unless, in addition to any vote required by Delaware Law, such action is approved by the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

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IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation this _____ day of __________, 2026.

Carlos Domingo Chief Executive Officer

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AMENDED AND RESTATED BYLAWS

OF

[PUBCO]

* * * * *

Article 1
Offices

Section 1.01.       Registered Office. The registered office of [PubCo] (the “Corporation”) shall be in the [•], State of Delaware.

Section 1.02.       Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time determine or the business of the Corporation may require.

Section 1.03.       Books. The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Article 2
Meetings of Stockholders

Section 2.01.       Time and Place of Meetings. All meetings of stockholders shall be held at such place, either within or without the State of Delaware, or at no place (by means of remote communication), on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairperson of the Board of Directors in the absence of a designation by the Board of Directors). The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized under Delaware Law. If no determination is made by the Board of Directors, the place of meeting shall be the principal executive offices of the Corporation.

Section 2.02.         Annual Meetings. An annual meeting of stockholders shall be held for the election of directors and to transact such other business as may properly be brought before the meeting in accordance with these Bylaws.

Section 2.03.       Special Meetings. Special meetings of the stockholders may be called by the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors or by the Chair of the Board of Directors.

Section 2.04.       Notice of Meetings and Adjourned Meetings; Waivers of Notice. (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”), the Certificate of Incorporation of the Corporation, as amended from time to time (the “Certificate of Incorporation”) or these Bylaws, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. The Board of Directors or the chairperson of the meeting may adjourn the meeting to another time or place (whether or not a quorum is present), and notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which such adjournment is made or provided in any other manner permitted by Delaware Law. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b)  A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except

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when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05.       Quorum. Unless otherwise provided under the Certificate of Incorporation or these Bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the voting power of all outstanding securities of the Corporation generally entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairperson of the meeting or a majority in voting power of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted that might have been transacted at the meeting as originally notified.

Section 2.06.       Voting. (a) Unless otherwise provided in the Certificate of Incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the votes cast at the meeting on the subject matter shall be the act of the stockholders. Abstentions and broker non-votes shall not be counted as votes cast. Subject to the rights of the holders of any class or series of preferred stock to elect additional directors under specific circumstances, as may be set forth in the certificate of designations for such class or series of preferred stock, directors shall be elected by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

(b)  Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by their attorney thereunto authorized, or by proxy sent by any means of electronic communication permitted by law, which results in a writing from such stockholder or by their attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

Section 2.07.       Action by Consent. Subject to the rights of the holders of any class or series of preferred stock then outstanding, as may be set forth in the certificate of designations for such class or series of preferred stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law and may not be taken by written consent of stockholders without a meeting.

Section 2.08.       Organization. At each meeting of stockholders, the Chairperson of the Board of Directors, if one shall have been elected, or in the Chairperson’s absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairperson of the meeting. The Secretary (or in the Secretary’s absence or inability to act, the person whom the chairperson of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09.       Order of Business. The order of business at all meetings of stockholders shall be as determined by the chairperson of the meeting.

Section 2.10.       Nomination of Directors and Proposal of Other Business.

(a)       Annual Meetings of Stockholders. (i) Nominations of persons for election to the Board of Directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Board of Directors or any committee thereof duly authorized, (C) as may be provided in the certificate of designations for any class or series of preferred stock or (D) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in paragraph (ii) of this Section 2.10(a) and at the time of the annual meeting, who shall be entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.10(a), and, except as otherwise required by law, any failure to comply with these procedures shall result in the nullification of such nomination or proposal. For the avoidance of doubt, the foregoing clause (D)

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shall be the exclusive means for a stockholder to make nominations or propose other business at an annual meeting of stockholders (other than a proposal included in the Corporation’s proxy statement pursuant to and in compliance with Rule 14a-8 under the Exchange Act).

(ii)  For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (D) of paragraph (i) of this Section 2.10(a), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and any such proposed business (other than the nominations of persons for election to the Board of Directors) must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date then to be timely such notice must be received by the Corporation no earlier than 120 days prior to such annual meeting and no later than the later of 90 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was first made by the Corporation. The minimum timeliness requirements of this paragraph shall apply despite any different timeline described in Rule 14a-19 or elsewhere in Regulation 14A under the Securities Exchange Act of 1934 (as amended (together with the rules and regulations promulgated thereunder), the “Exchange Act”), including with respect to any statements or information required to be provided to the Corporation pursuant to Rule 14a-19 of the Exchange Act by a stockholder and not otherwise specified herein. In no event shall the adjournment, recess or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The number of nominees a stockholder may nominate for election at the annual meeting on its own behalf (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such annual meeting.

Notwithstanding anything in this Section 2.10 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting of stockholders is increased effective after the time period for which nominations would otherwise be due under this Section 2.10 and there is no public announcement by the Corporation naming the nominees for the additional directorships or specifying the size of the increased Board of Directors at least 100 days prior to the first anniversary of the preceding year’s annual meeting of stockholders, a stockholder’s notice required by this Section 2.10 shall also be considered timely, but only with respect to nominees for any new directorships created by such increase, if it shall be delivered to, and received by, the Secretary at the principal executive offices of the Corporation not later than the 10th day following the day on which such public announcement is first made by the Corporation.

(iii) A stockholder’s notice to the Secretary shall set forth:

(A)      as to each person whom the stockholder proposes to nominate for election or reelection as a director:

(1)        the name, age, business address and residence address of such person;

(2)        the principal occupation or employment of such person;

(3)        (i) for each class or series, the number of shares of capital stock of the Corporation that are held of record or are beneficially owned (and proof of any such beneficial ownership) by such person and any affiliates or associates (each within the meaning of Rule 12b-2 promulgated under the Exchange Act for purposes of these Bylaws) of such person, including any such shares that such person, or any affiliates or associates of such person, has the right to acquire beneficial ownership of, (ii) the name of each nominee holder of shares of all capital stock of the Corporation owned beneficially (and proof of any such beneficial ownership) but not of record by such person or any affiliates or associates of such person, and the number of such shares of each class or series of capital stock held by each such nominee holder, including any such shares that such nominee holder has the right to acquire beneficial ownership of, (iii) any agreement, arrangement, relationship or understanding pursuant to which

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such person, or any affiliates or associates of such person, has a right to vote any shares of any security of the Corporation, (iv) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such person, or any affiliates or associates of such person, with respect to the Corporation’s securities, and (v) any direct or indirect interest of such person, or any affiliates or associates of such person, in any employment agreement, collective bargaining agreement or consulting agreement with the Corporation;

(4)        all information relating to such person, or any affiliates or associates of such person, that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act;

(5)        all completed and signed questionnaires in the same form as those questionnaires required of the Corporation’s directors (which will be provided to such person within 5 business days following a written request therefor);

(6)        a statement that such person has read the Corporation’s corporate governance guidelines and any other Corporation policies and guidelines applicable to directors (which will be provided to such person within 5 business days following a written request therefor), and a written agreement from such person to adhere to the foregoing policies and guidelines, as amended from time to time, if he or she is elected as a director;

(7)        an executed agreement by such person: (i) consenting to serve as a director if elected and (if applicable) to being named in a proxy statement and/or form of proxy relating to the meeting at which directors are to be elected, along with a representation that such person intends to serve a full term as a director if elected, and (ii) that such person is not and will not become a party to (x) any direct or indirect compensatory, payment or other financial agreement, arrangement or understanding with any other person or entity other than the Corporation, in each case in connection with candidacy or service as a director of the Corporation (a “Third-Party Compensation Arrangement”) that has not been fully disclosed to the Corporation prior to, or concurrently with, the submission of the notice from the stockholder required by this Section 2.10, (y) any agreement, arrangement or understanding, including the amount of any payment or payments received or receivable thereunder, with any other person or entity as to how such person would vote or act on any issue or question as a director (a “Voting Commitment”) that has not been fully disclosed to the Corporation prior to, or concurrently with, the submission of the notice from the stockholder required by this Section 2.10 or (z) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law; and

(8)        such other information reasonably requested by the Corporation to determine whether such person is qualified under the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or any law or regulation applicable to the Corporation to serve as a director and/or independent director of the Corporation;

(B)      as to any other business that the stockholder proposes to bring before the meeting:

(1)        a brief description of the business desired to be brought before the meeting;

(2)        the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the text of the proposed amendment);

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(3)        the reasons for conducting such business; and

(4)        any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made;

(C)      as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(1)        the name and address of such stockholder (as they appear on the Corporation’s books) and any such beneficial owner;

(2)        a representation as to whether such stockholder or such beneficial owner has complied with all applicable legal requirements in connection with its acquisition of shares or other securities of the Corporation;

(3)        a written agreement from such stockholder that it is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear at the meeting in person or through a qualified representative (as defined in Section 2.10(c)(ii)) to make such nomination or proposal;

(4)        in the case of a nomination, a written agreement from such stockholder (and such beneficial owner) that it (or they) will not submit any substitute nominations unless they are made within the time periods set forth in this Section 2.10 and the stockholder and the substitute nominees will otherwise comply with this Section 2.10;

(5)        in the case of a nomination, a written agreement from such stockholder (and such beneficial owner) that it (or they) has not, and shall not, nominate a number of nominees (inclusive of substitutes) that exceeds the number of directors to be elected at the annual meeting; and

(6)        a written agreement that such stockholder (and such beneficial owner) shall (i) update and supplement the notice required by this Section 2.10, if necessary, so that the information provided or required in such notice shall be true and correct as of the record date for determining the stockholders entitled to receive notice of the annual meeting, and as of the date that is 5 business days prior to the meeting or any adjournment or postponement thereof and (ii) deliver such update and supplement so that it is received by the Secretary at the principal executive offices of the Corporation (A) not later than the later of (x) 5 business days after the record date for determining the stockholders entitled to receive notice of the annual meeting and (y) 5 business days after the first public announcement of such record date, in the case of any update and supplement required to be made as of the record date, and (B) not later than 5 business days before the meeting or any adjournment or postponement thereof, in the case of any update and supplement required to be made as of the date that is 5 business days prior to the meeting or any adjournment or postponement thereof. For the avoidance of doubt, the obligation to update and supplement as set forth in this Section 2.10 or any other section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any stockholder’s notice, extend any applicable deadlines under these Bylaws or enable or be deemed to permit a stockholder who has previously submitted a stockholder’s notice under these Bylaws to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of stockholders;

(D)      as to each of the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, and, if such stockholder or beneficial owner is an entity, each person controlling, controlled by or under common control with such stockholder or beneficial owner (each such person or entity contemplated by this clause (D), a “Proposing Person”):

(1)        for each class or series, the number of shares of capital stock of the Corporation that are held of record or are beneficially owned (and proof of any such beneficial ownership) by such Proposing Person, or any associates (within the meaning of Rule 12b-2

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promulgated under the Exchange Act for purposes of these Bylaws) of such Proposing Person, including any such shares that such Proposing Person, or any associates of such Proposing Person, has the right to acquire beneficial ownership of;

(2)        the name of each nominee holder of each class or series of capital stock of the Corporation that are owned beneficially (and proof of any such beneficial ownership) but not of record by such Proposing Person, or any associates of such Proposing Person, and the number of such shares of each class or series of capital stock of the Corporation held by each such nominee holder, including any such shares that such nominee holder has the right to acquire beneficial ownership of;

(3)        a description of any agreement, arrangement, relationship or understanding pursuant to which such Proposing Person, or any associates of such Proposing Person, has a right to vote any shares of any security of the Corporation;

(4)        a description of any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation;

(5)        a description of (i) any plans or proposals which any such Proposing Person may have with respect to securities of the Corporation that would be required to be disclosed pursuant to Item 4 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable) and (ii) any agreement, arrangement or understanding (including the identity of the parties thereto) with respect to the nomination or other business between or among such Proposing Parties and any other parties, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable), in each case as of the date the notice required by this Section 2.10 is delivered to the Corporation by the stockholder, or beneficial owner in such business, if any, presenting the nomination or other proposal;

(6)        a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Proposing Person, or any associates of such Proposing Person, with respect to the Corporation’s securities;

(7)        a written representation as to whether any Proposing Person, or any other participant as defined in Item 4 of Schedule 14A under the Exchange Act, will engage in a solicitation with respect to such nomination or other business and, if so, whether such solicitation will be conducted as an exempt solicitation under Rule 14a-2(b) of the Exchange Act, the name of each participant in such solicitation and the amount of the cost of solicitation that has been and will be borne, directly or indirectly, by each participant in such solicitation and (x) in the case of a proposal of business other than nominations, whether such person or group intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry the proposal, (y) in the case of any solicitation that is subject to Rule 14a-19 of the Exchange Act, confirming that such person or group will deliver, through means satisfying each of the conditions that would be applicable to the Corporation under either Exchange Act Rule 14a-16(a) or Exchange Act Rule 14a-16(n), a proxy statement and/or form of proxy to holders of at least sixty-seven percent (67%) of the voting power of the Corporation’s capital stock entitled to vote generally in the election of directors and/or (z) whether such person or group intends to otherwise solicit proxies or votes from holders in support of such proposal or nomination (for purposes of this clause (7), the term “holders” shall include, in addition to stockholders of record, any beneficial owners pursuant to Rule 14b-1 and Rule 14b-2 of the Exchange Act);

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(8)        a representation that promptly after any Proposing Person solicits the holders of the Corporation’s stock referred to in the representation required under the preceding clause, and in any event no later than 5 business days before the applicable meeting, such Proposing Person will provide the Corporation with reasonable documentary evidence (as determined by the Corporation or one of its representatives, acting in good faith), which may take the form of a certified statement and documentation from a proxy solicitor, specifically demonstrating that the necessary steps have been taken to deliver a proxy statement and/or form of proxy to holders of such percentage of the Corporation’s stock;

(9)        any direct or indirect interest of such Proposing Person, or any associates of such Proposing Person, in any contract (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement) with the Corporation, or any affiliate of the Corporation;

(10)      any other information relating to such Proposing Person, or any associates of such Proposing Person, or proposed business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee or proposal pursuant to Section 14 of the Exchange Act; and

(11)      such other information relating to any proposed item of business as the Corporation may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

(b)      Special Meetings of Stockholders. If the election of directors is included as business to be brought before a special meeting in the Corporation’s notice of meeting, then nominations of persons for election to the Board of Directors at a special meeting of stockholders may be made by any stockholder who is a stockholder of record at the time of giving of notice provided for in this Section 2.10(b) and at the time of the special meeting, who shall be entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.10(b); provided, however, that the number of nominees a stockholder may nominate for election at the special meeting on its own behalf (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the special meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected as such special meeting. For nominations to be properly brought by a stockholder before a special meeting of stockholders pursuant to this Section 2.10(b), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (A) not earlier than 120 days prior to the date of the special meeting nor (B) later than the later of 90 days prior to the date of the special meeting and the 10th day following the day on which public announcement of the date of the special meeting was first made by the Corporation. A stockholder’s notice to the Secretary shall comply with the notice requirements of Section 2.10(a)(iii). The minimum timeliness requirements of this paragraph shall apply despite any different timeline described in Rule 14a-19 or elsewhere in Regulation 14A under the Exchange Act, including with respect to any statements or information required to be provided to the Corporation pursuant to Rule 14a-19 of the Exchange Act by a stockholder and not otherwise specified herein. In no event shall the adjournment, recess or postponement of a special meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such notice of a stockholder shall include the same information, representations, certifications and agreements that would be required if the stockholder were to make a nomination in connection with an annual meeting of stockholders pursuant to the preceding provisions of this Section 2.10, and such stockholder shall be obligated to provide the same supplemental or additional information in connection with a special meeting of stockholders as required pursuant to the preceding provisions of this Section 2.10 in connection with an annual meeting of stockholders.

(c)       General. (i) No person shall be eligible to be nominated by a stockholder to be elected or reelected at any meeting of stockholders to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.10. No business proposed by a stockholder shall be conducted at a stockholder meeting except in accordance with this Section 2.10.

(ii)  Without limiting any remedy available to the Corporation, and unless otherwise determined by the Board of Directors, the Chairperson of the Board of Directors or the chairperson of the meeting, a stockholder may not present nominations for director or business proposals at an annual or
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special meeting of stockholders (and any such nominee shall be disqualified from standing for election or re-election), notwithstanding proxies or votes may have been solicited and/or received with respect thereto, if such stockholder, any beneficial owner, any Proposing Person or any nominee or substitute nominee for director: (A) acted contrary to any representation, statement, certification or agreement required by the applicable provisions of these Bylaws; (B) otherwise failed to comply with these Bylaws or with any law, rule or regulation identified in these Bylaws, including all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.10; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.10; or (C) provided information to the Corporation (whether required by these Bylaws or otherwise) that is false, misleading, inaccurate or incomplete in any material respect. The Board of Directors, the Chairperson of the Board of Directors or the chairperson of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws or that business was not properly brought before the meeting, and if he/she should so determine, he/she shall so declare to the meeting and the defective nomination shall be disregarded or such business shall not be transacted, as the case may be. Notwithstanding the foregoing provisions of this Section 2.10, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or other proposed business, such nomination shall be disregarded or such proposed business shall not be transacted, as the case may be, notwithstanding that proxies in respect of such vote may have been received by the Corporation and counted for purposes of determining a quorum. For purposes of this Section 2.10, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

Notwithstanding anything to the contrary in these Bylaws, unless otherwise required by law, if any Proposing Person (i) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act (or has previously filed a preliminary or definitive proxy statement with the information required by Rule 14a-19(b)) with respect to any proposed nominee for election as a director of the Corporation and (ii) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) promulgated under the Exchange Act (or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such Proposing Person has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence), then the nomination of each such proposed nominee shall be disregarded, notwithstanding that the nominee is included as a nominee in the Corporation’s proxy statement, notice of meeting or other proxy materials for any meeting (or any supplement thereto) and notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Corporation (which proxies and votes shall be disregarded). Upon request by the Corporation, if any Proposing Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act (or has previously filed a preliminary or definitive proxy statement with the information required by Rule 14a-19(b)), such Proposing Person, shall deliver to the Corporation, no later than 5 business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

(iii)        Compliance with paragraphs (a) and (b) of this Section 2.10 shall be the exclusive means for a stockholder to make nominations or submit other business (other than as provided in Section 2.10(c)(iv)).

(iv)        Notwithstanding anything to the contrary, the notice requirements set forth herein with respect to the proposal of any business pursuant to this Section 2.10 shall be deemed satisfied by a stockholder if such stockholder has submitted a proposal to the Corporation in compliance with Rule 14a-8 under the Exchange Act, and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for the meeting of stockholders.

(v)         Any stockholder directly or indirectly soliciting proxies from other stockholders in connection with any annual or special meeting of stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use for solicitation by or on behalf of the Board of Directors.

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(vi)        For purposes of these Bylaws, “business day” means any day other than Saturday, Sunday or a day on which banks are closed in New York City, New York; and “close of business” means 5:00 p.m. local time at the principal executive offices of the Corporation on any calendar day, whether or not the day is a business day.

Article 3
Directors

Section 3.01.       Number, Election and Term of Office. Subject to the Certificate of Incorporation, the number of directors shall be fixed from time to time solely by resolution adopted by the affirmative vote of a majority of the Board. The term of each director shall be as set forth in the Certificate of Incorporation. Directors need not be stockholders.

Section 3.02.       Quorum and Manner of Acting. Unless the Certificate of Incorporation or these Bylaws require a greater number, a majority of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors and, except as otherwise expressly required by law or by the Certificate of Incorporation, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.03.       Time and Place of Meetings. The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairperson of the Board of Directors in the absence of a determination by the Board of Directors).

Section 3.04.       Annual Meeting. The Board of Directors may meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place, if any, either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.06 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.05.       Regular Meetings. After the place, if any, and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.06.       Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson of the Board of Directors or the President and shall be called by the Chairperson of the Board of Directors, President or the Secretary, on the written request of [three] directors. Notice of special meetings of the Board of Directors shall be given to each director at least 48 hours before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.07.       Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any Bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

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Section 3.08.       Action by Consent. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and any consent may be documented, signed and delivered in any manner permitted by Delaware Law. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors or committee in the same paper or electronic form as the minutes are maintained.

Section 3.09.       Telephonic Meetings. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.10.       Resignation. Any director may resign from the Board of Directors at any time by giving notice to the Board of Directors or to the Secretary of the Corporation. Any such notice must be in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.11.       Vacancies. Unless otherwise provided in the Certificate of Incorporation, vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office for a term that shall coincide with the term of the Class to which such director shall have been elected. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the Certificate of Incorporation, when one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of the other vacancies.

Section 3.12.       Removal. No director may be removed from office by the stockholders except for cause with the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the corporation generally entitled to vote in the election of directors, voting together as a single class.

Section 3.13.       Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

Section 3.14.       [Preferred Stock Directors. Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of preferred stock shall have the right, voting separately as a class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the resolutions applicable thereto adopted by the Board of Directors pursuant to the Certificate of Incorporation, and such directors so elected shall not be subject to the provisions of Sections 3.01, 3.11 and 3.12 of this Article 3 unless otherwise provided therein.]

Article 4
Officers

Section 4.01.       Principal Officers. The principal officers of the Corporation shall be appointed by the Board of Directors and may consist of a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Operating Officer, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board of Directors may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

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Section 4.02.       Appointment, Term of Office and Remuneration. The principal officers of the Corporation shall be appointed by the Board of Directors in the manner determined by the Board of Directors. Each such officer shall hold office for such period as the Board of Directors may from time to time determine and until their successor is appointed, or until their earlier death, resignation, retirement, disqualification or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03.       Subordinate Officers. In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04.       Removal. Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05.       Resignations. Any officer may resign at any time by giving notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). Any such notice must be in writing. The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06.       Powers and Duties. The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

Article 5
Capital Stock

Section 5.01.       Certificates For Stock; Uncertificated Shares. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares or a combination of certificated and uncertificated shares. Any such resolution that shares of a class or series will only be uncertificated shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise required by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairperson or Vice Chairperson of the Board of Directors, or the Chief Executive Officer, President or Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Corporation shall not have power to issue a certificate in bearer form.

Section 5.02.       Lost Certificates. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it that is alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 5.03.       Shares Without Certificates. The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with Delaware Law.

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Section 5.04.       Transfer Of Shares. Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder’s duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder’s duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.05.       Authority for Additional Rules Regarding Transfer. The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

Article 6
Indemnification

Section 6.01.       Limited Liability. A director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by applicable law.

Section 6.02.       Right to Indemnification. (a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or while an officer or director of the Corporation is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by applicable law. The right to indemnification conferred in this Article 6 shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by applicable law. The right to indemnification conferred in this Article 6 shall be a contract right, provided, however, that, except with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

(b)      The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by applicable law.

Section 6.03.       Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under applicable law.

Section 6.04.       Nonexclusivity of Rights. The rights and authority conferred in this Article 6 shall not be exclusive of any other right that any person may otherwise have or hereafter acquire.

Section 6.05.       Preservation of Rights. Neither the amendment nor repeal of this Article 6, nor the adoption of any provision of the Certificate of Incorporation or these Bylaws, nor, to the fullest extent permitted by applicable law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

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Article 7
General Provisions

Section 7.01.       Fixing the Record Date. (a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing such record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may in its discretion or as required by law fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall fix the same date or an earlier date as the record date for stockholders entitled to notice of such adjourned meeting.

(b)      In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 7.02.       Dividends. Subject to limitations contained in Delaware Law and the Certificate of Incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 7.03.      Year. The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 7.04.       Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 7.05.       Voting of Stock Owned by the Corporation. The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 7.06.       Amendments. These Bylaws or any of them, may be altered, amended or repealed, or new Bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors as provided in the Certificate of Incorporation. Unless a higher percentage is required by the Certificate of Incorporation as to any matter that is the subject of these Bylaws, all such amendments must be approved by the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the Corporation, generally entitled to vote in the election of directors, voting together as a single class, or by a majority of the Board of Directors.

Section 7.07.       Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware Law, the Certificate of Incorporation or these Bylaws (in each case, as they may be amended from time to time) or as to which Delaware Law confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action

Annex D-20

asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware). Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act of 1933, or any rule or regulation promulgated thereunder, shall be the federal district courts of the United States. The Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall have the fullest authority allowed by law to issue an anti-suit injunction to enforce this forum selection clause and to preclude suit in any other forum. Any person or entity holding, purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to consent to (i) the personal jurisdiction of the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in any proceeding brought to enjoin, or otherwise enforce this Section 7.07 with respect to, any action by that person or entity that is inconsistent with the exclusive jurisdiction provided for in this Section 7.07 (an “Inconsistent Action”) and (ii) having service of process made upon such person or entity in any such proceeding by service upon such person’s or entity’s counsel in such Inconsistent Action as agent for such person or entity. Notwithstanding the foregoing, the provisions of this Section 7.07 shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended.

Annex D-21

Annex E

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT by and among SECURITIZE HOLDINGS, INC, CANTOR EQUITY PARTNERS II, INC. and THE STOCKHOLDERS THAT ARE SIGNATORIES HERETO Dated as of [ ], 2026

Annex E Pages
Section 1. Certain Definitions		E-1
Section 2. Registration Rights.		E-5
2.1.	Demand Registrations.	E-5
2.2.	Piggyback Registrations.	E-8
2.3.	Allocation of Securities Included in Registration Statement.	E-8
2.4.	Registration Procedures	E-10
2.5.	Registration Expenses.	E-15
2.6.	Certain Limitations on Registration Rights	E-15
2.7.	Limitations on Sale or Distribution of Other Securities	E-15
2.8.	No Required Sale	E-15
2.9.	Indemnification.	E-15
2.10.	No Inconsistent Agreements	E-18
Section 3. Underwritten Offerings.		E-18
3.1.	Requested Underwritten Offerings	E-18
3.2.	Piggyback Underwritten Offerings	E-19
Section 4. General.		E-19
4.1.	Adjustments Affecting Registrable Securities	E-19
4.2.	Rule 144	E-19
4.3.	Nominees for Beneficial Owners	E-19
4.4.	Amendments and Waivers	E-19
4.5.	Notices	E-20
4.6.	Successors and Assigns	E-20
4.7.	Termination.	E-20
4.8.	Entire Agreement	E-21
4.9.	Governing Law; Jurisdiction; Waiver of Jury Trial.	E-21
4.10.	Interpretation; Construction.	E-21
4.11.	Counterparts	E-21
4.12.	Severability	E-21
4.13.	Specific Enforcement	E-21
4.14.	Further Assurances	E-22
4.15.	Confidentiality	E-22
4.16.	Opt-Out Requests	E-22
4.17.	Original Registration Rights Agreement	E-22
Exhibit A	Joinder Agreement

Annex E-i

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT, dated as of [      ], 2026 (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), is made and entered into by and among (i) Securitize Holdings, Inc., a Delaware corporation (the “PubCo”), (ii) Cantor Equity Partners II, Inc., a Cayman Islands exempted company (the “SPAC”), (iii) Cantor EP Holdings II, LLC, a Delaware limited liability company (the “Sponsor”), (iv) each of the undersigned holders listed on the signature pages hereto under the heading “Other Holders” (such persons, the “Other Holders” and together with the Sponsor and their respective Permitted Transferees holding Registrable Securities, and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 4.6 of this Agreement, each a “Holder” and collectively the “Holders”). Capitalized terms used and not otherwise defined herein shall have the same meanings set forth in the Merger Agreement (as defined below).

RECITALS:

WHEREAS, on May 1, 2025 (i) the SPAC and the Sponsor entered into that certain Registration Rights Agreement, dated as of May 1, 2025 (the “Original Registration Rights Agreement”), and (ii) the SPAC, the Sponsor and the then current directors and executive officers of the SPAC entered into that certain letter agreement (the “Insider Letter”);

WHEREAS, on October 27, 2025, PubCo, the SPAC, Senna Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of SPAC (“Company Merger Sub”), Securitize, Inc., a Delaware corporation (the “Company”) and Pinecrest Merger Sub, a Cayman Islands exempted company wholly-owned subsidiary of PubCo, have entered into a Business Combination Agreement (as amended from time to time on or prior to the date hereof, the “Merger Agreement”),

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions thereof, among other things, upon consummation of the transactions contemplated by the Merger Agreement: (i) SPAC will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving company and a direct wholly owned Subsidiary of PubCo (the “SPAC Merger”) and SPAC shareholders receiving one share of Common Stock for each SPAC Class A ordinary share held by such shareholder, (ii) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned subsidiary of PubCo (the “Company Merger, and together with the SPAC Merger, the “Mergers”), and the Company shareholders receiving shares of Common Stock in exchange for their Company shares in accordance with the terms of the Merger Agreement, and (iii) PubCo will become a public traded company;

WHEREAS, on or prior to the date hereof, each of the Other Holders has entered into a Lock-Up Agreement with PubCo;

WHEREAS, pursuant to Section 5.5 of the Original Registration Rights Agreement, the provisions, covenants, and conditions set forth therein may be amended or modified upon the written consent of SPAC and the holders of at least a majority in interest of the Registrable Securities (as defined in the Original Registration Rights Agreement) at the time in question, and the Sponsor is holder of at least a majority in interest of the Registrable Securities (as defined in the Original Registration Rights Agreement) as of the date hereof; and

WHEREAS, SPAC and the Sponsor desire to amend and restate the Original Registration Rights Agreement in its entirety and enter into this Agreement, pursuant to which PubCo shall grant the Holders certain registration rights with respect to certain securities of PubCo as set forth in this Agreement and terminate the Original Registration Rights Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Certain Definitions. As used herein, the following terms shall have the following meanings:

“Additional Piggyback Rights” has the meaning ascribed to such term in Section 2.3(a).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such Person. For the purposes of this definition “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), with respect

Annex E-1

to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such specified Person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, neither PubCo nor any Person controlled by PubCo shall be deemed to be an Affiliate of any Holder.

“Agreement” has the meaning ascribed to such term in the Preamble.

“Automatic shelf registration statement” has the meaning ascribed to such term in Section 2.4.

“Board” means the Board of Directors of PubCo.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Claims” has the meaning ascribed to such term in Section 2.9(a).

“Common Stock” means all shares of common stock of PubCo, par value $0.0001 per share, whether now existing or hereafter authorized, and any class of common stock of PubCo and any and all securities of any kind whatsoever which may be issued after the date hereof in respect of, or in exchange for, such shares of common stock of PubCo pursuant to a merger, consolidation, stock split, stock dividend or recapitalization of PubCo or otherwise.

“Common Stock Equivalents” means all options, warrants and other securities convertible into, or exchangeable or exercisable for (at any time or upon the occurrence of any event or contingency and without regard to any vesting or other conditions to which such securities may be subject), shares of Common Stock (including any note or debt security convertible into or exchangeable for shares of Common Stock).

“Company” has the meaning ascribed to such term in the Preamble.

“Company Merger Sub” has the meaning ascribed to such term in the Recitals.

“Confidential Information” has the meaning ascribed to such term in Section 4.15.

“Demand Exercise Notice” has the meaning ascribed to such term in Section 2.1(b)(i).

“Demand Registration” has the meaning ascribed to such term in Section 2.1(b)(i).

“Demand Registration Period” has the meaning ascribed to such term in Section 2.1(b)(i).

“Demand Registration Request” has the meaning ascribed to such term in Section 2.1(b)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC issued under such Act, as they may from time to time be in effect.

“Expenses” means any and all fees and expenses incident to PubCo’s performance of or compliance with Section 2, regardless of whether or not such registration is effected, or withdrawn, including: (i) SEC, stock exchange, FINRA and all other registration and filing fees and all listing fees and fees with respect to the inclusion of securities on the Nasdaq or on any other U.S. or non-U.S. securities market on which the Registrable Securities are listed or quoted, (ii) fees and expenses of compliance with state securities or “blue sky” laws of any state or jurisdiction of the United States or compliance with the securities laws of foreign jurisdictions and in connection with the preparation of a “blue sky” survey, including reasonable fees and expenses of outside “blue sky” counsel and securities counsel in foreign jurisdictions, (iii) word processing, printing and copying expenses, (iv) messenger and delivery expenses, (v) expenses incurred in connection with any road show, (vi) fees and disbursements of counsel for PubCo, (vii) with respect to each registration or underwritten offering, the reasonable fees and disbursements of one counsel for the Initiating Holder and one counsel for all other Participating Holder(s) collectively (selected by the holders of a majority of the Registrable Securities held by such other Participating Holder(s)), together in each case with any local counsel, provided that expenses payable by PubCo pursuant to this clause (vii) shall not exceed (1) $300,000 for the first registration pursuant to this Agreement and (2) $200,000 for each subsequent registration, (viii) fees and disbursements of all independent public accountants (including the expenses of any opinion and/or audit/review and/or “comfort” letter and updates thereof) and fees and expenses of other Persons, including special experts, retained by PubCo, (ix) fees and expenses payable to a Qualified Independent Underwriter (but expressly

Annex E-2

excluding any underwriting discounts and commissions), (x) fees and expenses of any transfer agent or custodian, (xi) any other fees and disbursements of underwriters, if any, customarily paid by issuers or sellers of securities, including reasonable fees and expenses of counsel for the underwriters in connection with any filing with or review by FINRA (but expressly excluding any underwriting discounts and commissions) and (xii) rating agency fees and expenses.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Holders” has the meaning ascribed to such term in the Preamble.

“Insider Letter” has the meaning ascribed to such term in the Recitals hereto.

“Initiating Holders” means the Holders initiating a demand request.

“Joinder Agreement” means a writing in the form set forth in Exhibit A hereto whereby a new Holder of Registrable Securities becomes a party to, and agrees to be bound, to the same extent as its transferor, as applicable, by the terms of this Agreement.

“Lock-Up Agreement” has the meaning ascribed to such term in the Recitals hereto.

“Majority Participating Holders” means Participating Holders holding more than 50% of the Registrable Securities proposed to be included in any offering of Registrable Securities by such Participating Holders pursuant to Section 2.1 or Section 2.2.

“Manager” means the lead managing underwriter of an underwritten offering.

“Merger Agreement” has the meaning ascribed to such term in the Recitals.

“Mergers” has the meaning ascribed to such term in the Recitals.

“Minimum Threshold” means $100.0 million.

“Opt-Out Request” has the meaning ascribed to such term in Section 4.16.

“Other PubCo Shareholders” means all holders of Common Stock and Common Stock Equivalents of PubCo as of closing of the Mergers other than (i) the Holders that are parties hereto and (ii) those holders of Common Stock as a result of the closing of that certain “PIPE” investment under subscription agreements entered into on or around October 27, 2025.

“Participating Holders” means all Holders of Registrable Securities which are proposed to be included in any offering of Registrable Securities pursuant to Section 2.1 or Section 2.2.

“Permitted Transferees” shall mean (a) prior to the expiration of any applicable lock-up period, any person or entity to whom a Holder is permitted to transfer their Registrable Securities prior to the expiration of the applicable lock-up period pursuant to, as applicable, the Insider Letter, the Sponsor Support Agreement, the Lock-Up Agreement or any other applicable agreement between such Holder, on the one hand, and PubCo or SPAC, on the other hand, and (b) after the expiration of any applicable lock-up period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities.

“Person” means any individual, firm, corporation, company, limited liability company, partnership, trust, joint stock company, business trust, incorporated or unincorporated association, joint venture, governmental authority or other legal entity of any nature whatsoever.

“Piggyback Notice” has the meaning ascribed to such term in Section 2.2(a).

“Piggyback Shares” has the meaning ascribed to such term in Section 2.3(a)(ii).

“Postponement Period” has the meaning ascribed to such term in Section 2.1(c).

“PubCo” has the meaning ascribed to such term in the Preamble.

“Qualified Independent Underwriter” means a “qualified independent underwriter” within the meaning of FINRA Rule 5121.

Annex E-3

“Registrable Securities” means (a) any shares of Common Stock held by the Holders at any time (including those held as a result of, or issuable upon, the conversion or exercise of Common Stock Equivalents) or any other equity security (including warrants to purchase shares of Common Stock), whether now owned or acquired by the Holders at a later time, (b) any shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock) issued or issuable, directly or indirectly, in exchange for or with respect to the Common Stock or any other equity security (including warrants to purchase shares of Common Stock) referenced in clause (a) above by way of stock dividend, stock split or combination of shares or in connection with a reclassification, recapitalization, merger, share exchange, consolidation or other reorganization and (c) any securities issued in replacement of or exchange for any securities described in clause (a) or (b) above. For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire, directly or indirectly, such Registrable Securities (including upon conversion, exercise or exchange of any equity interests but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected, and such Person shall not be required to convert, exercise or exchange such equity interests (or otherwise acquire such Registrable Securities) to participate in any registered offering hereunder until the closing of such offering. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (A) a registration statement with respect to the sale of such securities shall have been declared effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (B) such securities shall have been disposed of in compliance with the requirements of Rule 144 (without limitation as to volume or manner of sale), (C) such securities have been sold in a public offering of securities or (D) such securities have ceased to be outstanding.

“Rule 144” have the meaning ascribed to such term in Section 4.2.

“SEC” means the U.S. Securities and Exchange Commission or such other federal agency which at such time administers the Securities Act.

“Section 2.3(a) Sale Number” has the meaning ascribed to such term in Section 2.3(a).

“Section 2.3(b) Sale Number” has the meaning ascribed to such term in Section 2.3(b).

“Section 2.3(c) Sale Number” has the meaning ascribed to such term in Section 2.3(c).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC issued under such Act, as they may from time to time be in effect.

“Shelf Registrable Securities” has the meaning ascribed to such term in Section 2.1(a)(ii).

“Shelf Registration Statement” has the meaning ascribed to such term in Section 2.1(a)(i).

“Shelf Underwriting” has the meaning ascribed to such term in Section 2.1(a)(ii).

“Shelf Underwriting Initiating Holders” has the meaning ascribed to such term in Section 2.1(a)(ii).

“Shelf Underwriting Notice” has the meaning ascribed to such term in Section 2.1(a)(ii).

“Shelf Underwriting Request” has the meaning ascribed to such term in Section 2.1(a)(ii).

“SPAC Merger Sub” has the meaning ascribed to such term in the Recitals.

“Sponsor” has the meaning ascribed to such term in the Preamble.

“Sponsor Holders” shall mean the Sponsor and its Permitted Transferees who hold Registrable Securities.

“Sponsor Support Agreement” shall mean that certain Sponsor Support Agreement, dated as of October 27, 2025, by and among the Sponsor, SPAC, the Company and PubCo.

“Subsidiary” means any direct or indirect subsidiary of PubCo and/or the Company on the date hereof and any direct or indirect subsidiary of PubCo and/or the Company organized or acquired after the date hereof.

“Underwritten Block Trade” has the meaning ascribed to such term in Section 2.1(a)(ii).

“Valid Business Reason” has the meaning ascribed to such term in Section 2.1(c).

“WKSI” means a “well-known seasoned issuer” (as defined in Rule 405 of the Securities Act).

Annex E-4

Section 2. Registration Rights.

2.1. Demand Registrations.

(a) (i) As soon as practicable but no later than thirty (30) calendar days following the closing of the Mergers (the “Filing Date”), PubCo shall prepare and file with the SEC a shelf registration statement under Rule 415 of the Securities Act (such registration statement, a “Shelf Registration Statement”) covering the resale of all the Registrable Securities and all the Common Stock and Common Stock Equivalents of PubCo held by the Other PubCo Shareholders (in each case, determined as of two business days prior to such filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf Registration Statement declared effective as soon as practicable after the filing thereof and no later than the earlier of (x) the ninetieth (90th) calendar day following the Filing Date if the Commission notifies PubCo that it will “review” the Shelf Registration Statement and (y) the third (3rd) business day after the date PubCo is notified in writing by the SEC that such Shelf Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf Registration Statement shall provide for the resale of the Registrable Securities and Common Stock and Common Stock Equivalents of PubCo included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder or Other PubCo Shareholders named therein. PubCo shall maintain the Shelf Registration Statement in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf Registration Statement continuously effective, available for use to permit all Holders and Other PubCo Shareholders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as ~~(i)~~(i) there are no longer any Registrable Securities and (ii) no Other PubCo Shareholders hold any Common Stock or Common Stock Equivalents of PubCo held by such Other PubCo Shareholders on the date hereof. In the event PubCo files a Shelf Registration Statement on Form S-1, PubCo shall use its commercially reasonable efforts to convert such Shelf Registration Statement to a Shelf Registration Statement on Form S-3 as soon as practicable after PubCo is eligible to use Form S-3.

(ii) Subject to Section 2.1(c) and the provisions below with respect to the Minimum Threshold, following the expiration of any applicable lock-up period (or other contractual limitation on the ability to sell shares), each Holder (or Holders) shall have the right at any time and from time to time to elect to sell all or any part of its Registrable Securities pursuant to an underwritten offering pursuant to the Shelf Registration Statement by delivering a written request therefor to PubCo specifying the number of Registrable Securities to be included in such registration and the intended method of distribution thereof. The Holder or Holders shall make such election by delivering to PubCo a written request (a “Shelf Underwriting Request”) for such underwritten offering specifying the number of Registrable Securities that the Holder or Holders desire to sell pursuant to such underwritten offering (the “Shelf Underwriting”). With respect to any Shelf Underwriting Request, the Holder or Holders making such demand shall be referred to as the “Shelf Underwriting Initiating Holders”. As promptly as practicable, but no later than two (2) Business Days after receipt of a Shelf Underwriting Request, PubCo shall give written notice (the “Shelf Underwriting Notice”) of such Shelf Underwriting Request to the Holders of record of other Registrable Securities registered on such Shelf Registration Statement (“Shelf Registrable Securities”). PubCo, subject to Sections 2.3 and 2.6, shall include in such Shelf Underwriting (x) the Registrable Securities of the Shelf Underwriting Initiating Holders and (y) the Shelf Registrable Securities of any other Holder of Shelf Registrable Securities which shall have made a written request to PubCo for inclusion in such Shelf Underwriting (which request shall specify the maximum number of Shelf Registrable Securities intended to be disposed of by such Holder) within five (5) days after the receipt of the Shelf Underwriting Notice. PubCo shall, as expeditiously as possible (and in any event within fifteen (15) Business Days after the receipt of a Shelf Underwriting Request), but subject to Section 2.1(b), use its reasonable best efforts to effect such Shelf Underwriting. PubCo shall, at the request of any Shelf Underwriting Initiating Holder or any other Holder of Registrable Securities registered on such Shelf Registration Statement, file any prospectus supplement or, if the applicable Shelf Registration Statement is an automatic shelf registration statement, any post-effective amendments and otherwise take any action necessary to include therein all disclosure and language deemed necessary or advisable by the Shelf Underwriting Initiating Holders or any other Holder of Shelf Registrable Securities to effect such Shelf Underwriting. Notwithstanding anything to the contrary in this Section 2.1(a)(ii), each Shelf Underwriting initiated by Shelf Underwriting Initiating Holders that do not include the Sponsor must include, in the aggregate, Registrable Securities having an aggregate market value of at least the Minimum Threshold (based on the Registrable Securities included in such Shelf Underwriting by all Participating Holders) and each Shelf Underwriting initiated by the Sponsor must include, in the aggregate, (i) Registrable Securities having an aggregate market value of at least $25 million or (ii) the majority of Registrable Securities held by the Sponsor Group. In connection with any Shelf

Annex E-5

Underwriting (including an Underwritten Block Trade), PubCo shall have the right to designate the Manager and each other managing underwriter in connection with any such Shelf Underwriting or Underwritten Block Trade, subject to Shelf Underwriting Initiating Holders’ reasonable approval. If the Shelf Underwriting involves Registrable Securities having an aggregate market value in excess of $50 million, PubCo will use its reasonable efforts to make available senior executives of PubCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering. Notwithstanding the foregoing, if a Shelf Underwriting Initiating Holder wishes to engage in an underwritten block trade or similar transaction or other transaction with a 2-day or less marketing period (collectively, “Underwritten Block Trade”) off of a Shelf Registration Statement, then notwithstanding the foregoing time periods, such Shelf Underwriting Initiating Holder only needs to notify PubCo of the Underwritten Block Trade two (2) Business Days prior to the day such offering is to commence and the Holders of record of other Registrable Securities shall not be entitled to notice of such Underwritten Block Trade and shall not be entitled to participate in such Underwritten Block Trade.

(b) (i) At any time after the first anniversary of the Closing Date that a Shelf Registration Statement as required by Section 2.1(a) is not available for use by the Holders (a “Demand Registration Period”) other than pursuant to Section 2.1~~(c)~~(c), subject to this Section 2.1(b) and Sections 2.1(c) and 2.3) and the provisions below with respect to the Minimum Threshold, at any time and from time to time during such Demand Registration Period, each Initiating Holder (or Initiating Holders) shall have the right to require PubCo to effect one or more registration statements under the Securities Act covering all or any part of its Registrable Securities by delivering a written request therefor to PubCo specifying the number of Registrable Securities to be included in such registration and the intended method of distribution thereof. Any such request by any Initiating Holder or Initiating Holders pursuant to this Section 2.1(b)(i) is referred to herein as a “Demand Registration Request,” and the registration so requested is referred to herein as a “Demand Registration”. Subject to Section 2.1(c), the Initiating Holders shall be entitled to request (and PubCo shall be required to effect) an unlimited number of Demand Registrations. PubCo shall give written notice (the “Demand Exercise Notice”) of such Demand Registration Request to each of the Holders of record of Registrable Securities in accordance with Section 2.2, and, subject to Sections 2.3 and 2.6, shall include in a Demand Registration (x) the Registrable Securities of the Initiating Holders and (y) the Registrable Securities of any other Holder of Registrable Securities which shall have made a written request to PubCo for inclusion in such registration pursuant to Section 2.2. Notwithstanding anything to the contrary in this Section 2.1(b)(i), each Demand Registration initiated by Initiating Holders that do not include the Sponsor must include, in the aggregate, Registrable Securities having an aggregate market value of at least the Minimum Threshold (based on the Registrable Securities included in such Demand Registration by all Holders participating in such Demand Registration). In connection with any Demand Registration, PubCo shall have the right to designate the Manager and each other managing underwriter in connection with any underwritten offering pursuant to such registration, subject to the Initiating Holders’ reasonable approval; provided that in each case, each such underwriter is reasonably satisfactory to PubCo, which approval shall not be unreasonably withheld or delayed.

(ii) PubCo shall, as expeditiously as possible, but subject to Section 2.1(c), use its reasonable best efforts to (x) file or confidentially submit with the SEC (no later than (A) sixty (60) days from PubCo’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form S-1 or similar long-form registration and or (B) thirty (30) days from PubCo’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form S-3 or any similar short-form registration), (y) cause to be declared effective as soon as reasonably practicable such registration statement under the Securities Act that includes the Registrable Securities which PubCo has been so requested to register for distribution in accordance with the intended method of distribution, and (z) if requested by the Initiating Holders, obtain acceleration of the effective date of the registration statement relating to such registration.

(c) Notwithstanding anything to the contrary in Section 2.1(a) or Section 2.1(b), the Shelf Underwriting and Demand Registration rights granted in Section 2.1(a) and Section 2.1(b) are subject to the following limitations: (i) PubCo shall not be required to cause a registration statement filed pursuant to Section 2.1(b) to be declared effective within a period of ninety (90) days after the effective date of any other registration statement of PubCo filed pursuant to the Securities Act (other than a Form S-4, Form S-8 or a comparable form or an equivalent registration form then in effect); (ii) PubCo shall not be required to effect more than two (2) Demand Registrations on Form S-1 or any similar long-form registration statement at the request of the Holders in the aggregate; (iii) if the Board, in its good faith judgment, determines that any registration of Registrable Securities or Shelf Underwriting should not be made or continued because it would materially and adversely interfere with any existing or potential financing, acquisition, corporate reorganization, merger, share exchange or other transaction or event involving PubCo

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or any of its subsidiaries or would otherwise result in the public disclosure of information that the Board in good faith has a bona fide business purpose for keeping confidential (a “Valid Business Reason”), then (x) PubCo may postpone filing or confidentially submitting a registration statement relating to a Demand Registration Request or a prospectus supplement relating to a Shelf Underwriting Request until five (5) Business Days after such Valid Business Reason no longer exists, but in no event for more than forty-five (45) days after the date the Board determines a Valid Business Reason exists or (y) if a registration statement has been filed or confidentially submitted relating to a Demand Registration Request or a prospectus supplement has been filed relating to a Shelf Underwriting Request, PubCo may, to the extent determined in the good faith judgment of the Board to be reasonably necessary to avoid interference with any of the transactions described above, suspend use of or, if required by the SEC, cause such registration statement to be withdrawn and its effectiveness terminated or may postpone amending or supplementing such registration statement until five (5) Business Days after such Valid Business Reason no longer exists, but in no event for more than forty-five (45) days after the date the Board determines a Valid Business Reason exists (such period of postponement or withdrawal under this clause (iv), the “Postponement Period”). PubCo shall give written notice to the Initiating Holders or Shelf Underwriting Initiating Holders and any other Holders that have requested registration pursuant to Section 2.2 of its determination to postpone or suspend use of or withdraw a registration statement and of the fact that the Valid Business Reason for such postponement or suspension or withdrawal no longer exists, in each case, promptly after the occurrence thereof; provided, however, that PubCo shall not be entitled to more than two (2) Postponement Periods during any twelve (12) month period.

Each Holder of Registrable Securities agrees that, upon receipt of any notice from PubCo that PubCo has determined to suspend use of, withdraw, terminate or postpone amending or supplementing any registration statement pursuant to clause (c)(iii) above, such Holder will discontinue its disposition of Registrable Securities pursuant to such registration statement. If PubCo shall have suspended use of, withdrawn or terminated a registration statement filed under Section 2.1(b)(i) (whether pursuant to clause (c)(iii) above or as a result of any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court), PubCo shall not be considered to have effected a Demand Registration for the purposes of this Agreement and such request shall not count as a Demand Registration Request under this Agreement until PubCo shall have permitted use of such suspended registration statement or filed a new registration statement covering the Registrable Securities covered by the withdrawn or terminated registration statement and such registration statement shall have been declared effective and shall not have been withdrawn. If PubCo shall give any notice of suspension, withdrawal or postponement of a registration statement, PubCo shall, not later than five (5) Business Days after the Valid Business Reason that caused such suspension, withdrawal or postponement no longer exists (but, with respect to a suspension, withdrawal or postponement pursuant to clause (c)(iii) above, in no event later than forty-five (45) days after the date of the suspension, postponement or withdrawal), as applicable, permit use of such suspended registration statement or use its reasonable best efforts to effect the registration under the Securities Act of the Registrable Securities covered by the withdrawn or postponed registration statement in accordance with this Section 2.1 (unless the Initiating Holders or Shelf Underwriting Initiating Holders shall have withdrawn such request, in which case PubCo shall not be considered to have effected a Demand Registration for the purposes of this Agreement and such request shall not count as a Demand Registration Request under this Agreement), and following such permission or such effectiveness such registration shall no longer be deemed to be suspended, withdrawn or postponed pursuant to clause (iv) of Section 2.1(c) above.

(d) No Demand Registration shall be deemed to have occurred for purposes of Section 2.1(b) (i) if the registration statement relating thereto (x) does not become effective, (y) is not maintained effective for a period of at least one hundred eighty (180) days after the effective date thereof or such shorter period during which all Registrable Securities included in such Registration Statement have actually been sold (provided, however, that such period shall be extended for a period of time equal to the period any Holder of Registrable Securities refrains from selling any securities included in such Registration Statement at the request of PubCo or an underwriter of PubCo), or (z) is subject to a stop order, injunction, or similar order or requirement of the SEC during such period, (ii) for each Initiating Holder, if less than seventy five percent (75%) of the Registrable Securities requested by such Initiating Holder to be included in such Demand Registration are not so included pursuant to Section 2.3, (iii) if the method of disposition is a firm commitment underwritten public offering and less than seventy five percent (75%) of the applicable Registrable Securities have not been sold pursuant thereto (excluding any Registrable Securities included for sale in the underwriters’ overallotment option) or (iv) if the conditions to closing specified in any underwriting agreement, purchase agreement or similar agreement entered into in connection with the registration relating to such request are not satisfied (other than as a result of a default or breach thereunder by such Initiating Holder(s) or its Affiliates or are otherwise waived by such Initiating Holder(s)).

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(e) Any Initiating Holder may withdraw or revoke a Demand Registration Request delivered by such Initiating Holder at any time prior to the effectiveness of such Demand Registration by giving written notice to PubCo of such withdrawal or revocation and such Demand Registration shall have no further force or effect and such request shall not count as a Demand Registration Request under this Agreement.

2.2. Piggyback Registrations.

(a) If PubCo proposes or is required to register any of its equity securities for its own account or for the account of any other shareholder under the Securities Act (other than pursuant to registrations on Form S-4 or Form S-8 or any similar successor forms thereto), PubCo shall give written notice (the “Piggyback Notice”) of its intention to do so to each of the Holders of record of Registrable Securities, at least five (5) Business Days prior to the filing of any registration statement under the Securities Act. Notwithstanding the foregoing, PubCo may delay any Piggyback Notice until after filing a registration statement, so long as all recipients of such notice have the same amount of time to determine whether to participate in an offering as they would have had if such notice had not been so delayed. Upon the written request of any such Holder, made within five (5) days following the receipt of any such Piggyback Notice (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and the intended method of distribution thereof), PubCo shall, subject to Sections 2.2(c), 2.3 and 2.6 hereof, use its reasonable best efforts to cause all such Registrable Securities, the Holders of which have so requested the registration thereof, to be registered under the Securities Act with the securities which PubCo at the time proposes to register to permit the sale or other disposition by the Holders (in accordance with the intended method of distribution thereof) of the Registrable Securities to be so registered, including, if necessary, by filing with the SEC a post-effective amendment or a supplement to the registration statement filed by PubCo or the prospectus related thereto. There is no limitation on the number of such piggyback registrations which PubCo is obligated to effect pursuant to the preceding sentence. No registration of Registrable Securities effected under this Section 2.2(a) shall relieve PubCo of its obligations to effect Demand Registrations under Section 2.1 hereof. For the avoidance of doubt, this Section 2.2 shall not apply to any Underwritten Block Trade.

(b) Other than in connection with a Demand Registration or a Shelf Underwriting, at any time after giving a Piggyback Notice and prior to the effective date of the registration statement filed in connection with such registration, if PubCo shall determine for any reason not to register or to delay registration of such equity securities, PubCo may, at its election, give written notice of such determination to all Holders of record of Registrable Securities and (x) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such abandoned registration, without prejudice, however, to the rights of Holders under Section 2.1, and (y) in the case of a determination to delay such registration of its equity securities, shall be permitted to delay the registration of such Registrable Securities for the same period as the delay in registering such other equity securities.

(c) Any Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any registration statement pursuant to this Section 2.2 by giving written notice to PubCo of its request to withdraw; provided, however, that such request must be made in writing prior to the earlier of the execution by such Holder of the underwriting agreement or the execution by such Holder of the custody agreement with respect to such registration or as otherwise required by the underwriters.

2.3. Allocation of Securities Included in Registration Statement.

(a) If any requested registration or offering made pursuant to Section 2.1 (including a Shelf Underwriting) involves an underwritten offering and the Manager of such offering shall advise PubCo in good faith that, in its view, the number of securities requested to be included in such underwritten offering by the Holders of Registrable Securities, PubCo or any other Persons exercising contractual registration rights (“Additional Piggyback Rights”) exceeds the largest number of securities (the “Section 2.3(a) Sale Number”) that can be sold in an orderly manner in such underwritten offering within a price range acceptable to the Initiating Holders and the Majority Participating Holders, PubCo shall include in such underwritten offering:

(i) first, all Registrable Securities requested to be included in such underwritten offering by the Holders thereof (including pursuant to the exercise of piggyback rights pursuant to Section 2.2); provided, however, that if the number of such Registrable Securities exceeds the Section 2.3(a) Sale Number, the number of such Registrable Securities (not to exceed the Section 2.3(a) Sale Number) to be included in such underwritten offering shall be allocated on a pro rata basis among all Holders (including each Initiating Holder) requesting that Registrable Securities be included in such underwritten offering (including pursuant to the exercise of piggyback

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rights pursuant to Section 2.2), based on the number of Registrable Securities then owned by each such Holder requesting inclusion in relation to the aggregate number of Registrable Securities owned by all Holders requesting inclusion; and

(ii) second, to the extent that the number of Registrable Securities to be included pursuant to clause (i) of this Section 2.3(a) is less than the Section 2.3(a) Sale Number, any securities that PubCo proposes to register for its own account, up to the Section 2.3(a) Sale Number; and (iii) third, to the extent that the number of securities to be included pursuant to clauses (i) and (ii) of this Section 2.3(a) is less than the Section 2.3(a) Sale Number, the remaining securities to be included in such underwritten offering shall be allocated on a pro rata basis among all Persons other than Holders requesting that securities be included in such underwritten offering pursuant to the exercise of Additional Piggyback Rights (“Piggyback Shares”), based on the aggregate number of Piggyback Shares then owned by each Person requesting inclusion in relation to the aggregate number of Piggyback Shares owned by all Persons requesting inclusion, up to the Section 2.3(a) Sale Number.

(b) If any registration or offering made pursuant to Section 2.2 involves an underwritten primary offering on behalf of PubCo and the Manager shall advise PubCo that, in its view, the number of securities requested to be included in such underwritten offering by the Holders of Registrable Securities, PubCo or any other Persons exercising Additional Piggyback Rights exceeds the largest number of securities (the “Section 2.3(b) Sale Number”) that can be sold in an orderly manner in such underwritten offering within a price range acceptable to PubCo, PubCo shall include in such underwritten offering:

(i) first, all equity securities that PubCo proposes to register for its own account; and

(ii) second, to the extent that the number of securities to be included pursuant to clause (i) of this Section 2.3(b) is less than the Section 2.3(b) Sale Number, the remaining Registrable Securities to be included in such underwritten offering shall be allocated on a pro rata basis among all Holders requesting that Registrable Securities be included in such underwritten offering pursuant to the exercise of piggyback rights pursuant to Section 2.2(a), based on the aggregate number of Registrable Securities then owned by each such Holder requesting inclusion in relation to the aggregate number of Registrable Securities owned by all Holders requesting inclusion, up to the Section 2.3(b) Sale Number; and (iii) third, to the extent that the number of securities to be included pursuant to clauses (i) and (ii) of this Section 2.3(b) is less than the Section 2.3(b) Sale Number, the remaining securities to be included in such underwritten offering shall be allocated on a pro rata basis among all Persons requesting that Piggyback Shares be included in such underwritten offering pursuant to the exercise of Additional Piggyback Rights, based on the aggregate number of Piggyback Shares then owned by each Person requesting inclusion in relation to the aggregate number of Piggyback Shares owned by all Persons requesting inclusion, up to the Section 2.3(b) Sale Number.

(c) If any registration pursuant to Section 2.2 involves an underwritten offering that was initially requested by any Person(s) (other than a Holder) to whom PubCo has granted registration rights which are not inconsistent with the rights granted in, and do not otherwise conflict with the terms of, this Agreement and the Manager shall advise PubCo that, in its view, the number of securities requested to be included in such underwritten offering exceeds the largest number of securities (the “Section 2.3(c) Sale Number”) that can be sold in an orderly manner in such underwritten offering within a price range acceptable to PubCo, PubCo shall include in such underwritten offering:

(i) first, the shares requested to be included in such underwritten offering shall be allocated on a pro rata basis among such Person(s) requesting the registration and all Holders requesting that Registrable Securities be included in such underwritten offering pursuant to the exercise of piggyback rights pursuant to Section 2.2(a), based on the aggregate number of securities or Registrable Securities, as applicable, then owned by each of the foregoing requesting inclusion in relation to the aggregate number of securities or Registrable Securities, as applicable, owned by all such Persons and Holders requesting inclusion, up to the Section 2.3(c) Sale Number; and

(ii) second, to the extent that the number of securities to be included pursuant to clause (i) of this Section 2.3(c) is less than the Section 2.3(c) Sale Number, the remaining securities to be included in such underwritten offering shall be allocated on a pro rata basis among all Persons requesting that Piggyback Shares be included in such underwritten offering pursuant to the exercise of Additional Piggyback Rights, based on the aggregate number of Piggyback Shares then owned by each Person requesting inclusion in relation to the aggregate number of Piggyback Shares owned by all Persons requesting inclusion, up to the Section 2.3(c) Sale Number;

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and (iii) third, to the extent that the number of securities to be included pursuant to clauses (i) and (ii) of this Section 2.3(c) is less than the Section 2.3(c) Sale Number, any equity securities that PubCo proposes to register for its own account, up to the Section 2.3(c) Sale Number.

(d) If, as a result of the proration provisions set forth in clauses (a), (b) or (c) of this Section 2.3, any Holder shall not be entitled to include all Registrable Securities in an underwritten offering that such Holder has requested be included, such Holder may elect to withdraw such Holder’s request to include Registrable Securities in the registration to which such underwritten offering relates or may reduce the number requested to be included; provided, however, that (x) such request must be made in writing prior to the earlier of such Holder’s execution of the underwriting agreement or such Holder’s execution of the custody agreement with respect to such registration and (y) such withdrawal or reduction shall be irrevocable and, after making such withdrawal or reduction, such Holder shall no longer have any right to include Registrable Securities in the registration as to which such withdrawal or reduction was made to the extent of the Registrable Securities so withdrawn or reduced.

2.4. Registration Procedures. If and whenever PubCo is required by the provisions of this Agreement to effect or cause the registration of and/or participate in any offering or sale of any Registrable Securities under the Securities Act as provided in this Agreement (or use reasonable best efforts to accomplish the same), PubCo shall, as expeditiously as possible:

(a) prepare and file all filings with the SEC and FINRA as soon as practicable required for the consummation of the offering, including preparing and filing with the SEC a registration statement on an appropriate registration form of the SEC for the disposition of such Registrable Securities in accordance with the intended method of disposition thereof, which registration form (i) shall be selected by PubCo (except as provided for in a Demand Registration Request) and (ii) shall, in the case of a shelf registration, be available for the sale of the Registrable Securities by the selling Holders thereof and such registration statement shall comply as to form in all material respects with the requirements of the applicable registration form and include all financial statements required by the SEC to be filed therewith, and PubCo shall use its reasonable best efforts to cause such registration statement to become effective and remain continuously effective for such period as required by this Agreement (provided, however, that as far in advance as reasonably practicable before filing a registration statement or prospectus or any amendments or supplements thereto, or comparable statements under securities or state “blue sky” laws of any jurisdiction, or any free writing prospectus related thereto, PubCo will furnish to the Holders participating in the planned offering and to the Manager, if any, copies of all such documents proposed to be filed (including all exhibits thereto), which documents will be subject to their reasonable review and reasonable comment and PubCo shall not file any registration statement or amendment thereto, any prospectus or supplement thereto or any free writing prospectus related thereto to which the Initiating Holders, the Majority Participating Holders or the underwriters, if any, shall reasonably object); provided, however, that, notwithstanding the foregoing, in no event shall PubCo be required to file any document with the SEC which in the view of PubCo or its counsel contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make any statement therein not misleading;

(b) (i) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith and such free writing prospectuses and Exchange Act reports as may be necessary to keep such registration statement continuously effective for such period as required by this Agreement and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Registrable Securities covered by such registration statement, and any prospectus so supplemented to be filed pursuant to Rule 424 under the Securities Act, in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement and (ii) provide notice to such sellers of Registrable Securities and the Manager, if any, of PubCo’s reasonable determination that a post-effective amendment to a registration statement would be appropriate;

(c) furnish, without charge, to each Participating Holder and each underwriter, if any, of the securities covered by such registration statement such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits), the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, each free writing prospectus utilized in connection therewith, in each case, in conformity with the requirements of the Securities Act, and other documents, as such seller and underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such seller (PubCo hereby consenting to the use in accordance with all applicable laws of each such registration

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statement (or amendment or post-effective amendment thereto) and each such prospectus (or preliminary prospectus or supplement thereto) or free writing prospectus by each such Participating Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such registration statement or prospectus);

(d) use its reasonable best efforts to register or qualify the Registrable Securities covered by such registration statement under such other securities or state “blue sky” laws of such jurisdictions as any sellers of Registrable Securities or any managing underwriter, if any, shall reasonably request in writing, and do any and all other acts and things which may be reasonably necessary or advisable to enable such sellers or underwriter, if any, to consummate the disposition of the Registrable Securities in such jurisdictions (including keeping such registration or qualification in effect for so long as such registration statement remains in effect), except that in no event shall PubCo be required to qualify to do business as a foreign corporation in any jurisdiction where it would not, but for the requirements of this paragraph (d), be required to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction;

(e) promptly notify each Participating Holder and each managing underwriter, if any: (i) when the registration statement, any pre-effective amendment, the prospectus or any prospectus supplement related thereto, any post-effective amendment to the registration statement or any free writing prospectus has been filed with the SEC and, with respect to the registration statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC or state securities authority for amendments or supplements to the registration statement or the prospectus related thereto or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose; (iv) of the receipt by PubCo of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or state “blue sky” laws of any jurisdiction or the initiation of any proceeding for such purpose; (v) of the existence of any fact of which PubCo becomes aware which results in the registration statement or any amendment thereto, the prospectus related thereto or any supplement thereto, any document incorporated therein by reference, any free writing prospectus or the information conveyed at the time of sale to any purchaser containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not misleading; and (vi) if at any time the representations and warranties contemplated by any underwriting agreement, securities sale agreement, or other similar agreement, relating to the offering shall cease to be true and correct in all material respects (unless otherwise qualified by materiality in which case such representations and warranties shall cease to be true and correct in all respects); and, if the notification relates to an event described in clause (v), unless PubCo has declared that a Postponement Period exists, PubCo shall promptly prepare and furnish to each such seller and each underwriter, if any, a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading;

(f) comply (and continue to comply) with all applicable rules and regulations of the SEC (including maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) in accordance with the Exchange Act), and make generally available to its security holders (including by way of filings with the SEC), as soon as reasonably practicable after the effective date of the registration statement (and in any event within forty-five (45) days, or ninety (90) days if it is a fiscal year, after the end of such twelve month period described hereafter), an earnings statement (which need not be audited) covering the period of at least twelve (12) consecutive months beginning with the first day of PubCo’s first calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(g) (i) (A) use its reasonable best efforts to cause all such Registrable Securities covered by such registration statement to be listed on the principal securities exchange on which similar securities issued by PubCo are then listed, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or (B) if no similar securities are then so listed, use its reasonable best efforts to either cause all such Registrable Securities to be listed on a national securities exchange or to secure designation of all such Registrable Securities as a New York Stock Exchange “national market system security” within the meaning of Rule 11Aa2-1 of the Exchange Act or, failing that, secure New York Stock Exchange authorization for such shares and, without limiting the generality of the foregoing, take all actions that may be required by PubCo as the issuer of such Registrable Securities in order to facilitate the managing underwriter’s arranging for the registration of at least

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two market makers as such with respect to such shares with FINRA, and (ii) comply (and continue to comply) with the requirements of any self-regulatory organization applicable to PubCo, including all corporate governance requirements;

(h) cause its senior management, officers and employees to participate in, and to otherwise facilitate and cooperate with the preparation of the registration statement and prospectus and any amendments or supplements thereto (including participating in meetings, drafting sessions, due diligence sessions and rating agency presentations) taking into account PubCo’s reasonable business needs;

(i) provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities covered by such registration statement not later than the effective date of such registration statement and, in the case of any secondary equity offering, provide and enter into any reasonable agreements with a custodian for the Registrable Securities;

(j) enter into such customary agreements (including, if applicable, an underwriting agreement) and take such other actions as the Initiating Holder or the Majority Participating Holders or the underwriters shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (it being understood that the Holders of the Registrable Securities which are to be distributed by any underwriters shall be parties to any such underwriting agreement and may, at their option, require that PubCo make for the benefit of such Holders the representations, warranties and covenants of PubCo which are being made to and for the benefit of such underwriters);

(k) use its reasonable best efforts (i) to obtain opinions from PubCo’s counsel, including local and/or regulatory counsel, and a “comfort” letter and updates thereof from the independent public accountants who have certified the financial statements of PubCo (and/or any other financial statements) included or incorporated by reference in such registration statement, in each case, in customary form and covering such matters as are customarily covered by such opinions and “comfort” letters (including, in the case of such “comfort” letter, events subsequent to the date of such financial statements) delivered to underwriters in underwritten public offerings, which opinions and letters shall be dated the dates such opinions and “comfort” letters are customarily dated and otherwise reasonably satisfactory to the underwriters, if any, and (ii) furnish to each Participating Holder and to each underwriter, if any, a copy of such opinions and letters addressed to such underwriter;

(l) deliver promptly to counsel for the Majority Participating Holders and to each managing underwriter, if any, copies of all correspondence between the SEC and PubCo, its counsel or auditors and all memoranda relating to discussions with the SEC or its staff with respect to the registration statement, and, upon receipt of such confidentiality agreements as PubCo may reasonably request, make reasonably available for inspection by counsel for the Majority Participating Holders, by counsel for any underwriter participating in any disposition to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by the Majority Participating Holders or any such underwriter, during regular business hours, all pertinent financial and other records, pertinent corporate documents and properties of PubCo, and cause all of PubCo’s officers, directors and employees to supply all information reasonably requested by any such counsel for the Majority Participating Holders, counsel for an underwriter, attorney, accountant or agent in connection with such registration statement;

(m) use its reasonable best efforts to prevent the issuance or obtain the prompt withdrawal of any order suspending the effectiveness of the registration statement, or the prompt lifting of any suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction, in each case, as promptly as reasonably practicable;

(n) provide a CUSIP number for all Registrable Securities, not later than the effective date of the registration statement;

(o) use its reasonable best efforts to make available its senior management for participation in “road shows” and other marketing efforts and otherwise provide reasonable assistance to the underwriters (taking into account PubCo’s reasonable business needs and the requirements of the marketing process) in the marketing of Registrable Securities in any underwritten offering;

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(p) promptly prior to the filing of any document which is to be incorporated by reference into the registration statement or the prospectus (after the initial filing or confidential submission of such registration statement), and prior to the filing or use of any free writing prospectus, provide copies of such document to counsel for the Majority Participating Holders and to each managing underwriter, if any, and make PubCo’s representatives reasonably available for discussion of such document and make such changes in such document concerning the information regarding the Participating Holders contained therein prior to the filing thereof as counsel for the Majority Participating Holders or underwriters may reasonably request (provided, however, that, notwithstanding the foregoing, in no event shall PubCo be required to file or confidentially submit any document with the SEC which in the view of PubCo or its counsel contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make any statement therein not misleading);

(q) furnish to counsel for the Majority Participating Holders and to each managing underwriter, without charge, upon request, at least one conformed copy of the registration statement and any post-effective amendments or supplements thereto, including financial statements and schedules, all documents incorporated therein by reference, the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus), any other prospectus and prospectus supplement filed under Rule 424 under the Securities Act and all exhibits (including those incorporated by reference) and any free writing prospectus utilized in connection therewith;

(r) cooperate with the Participating Holders and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement at least two (2) Business Days prior to any sale of Registrable Securities to the underwriters or, if not an underwritten offering, in accordance with the instructions of the Participating Holders at least two (2) Business Days prior to any sale of Registrable Securities and instruct any transfer agent and registrar of Registrable Securities to release any stop transfer orders in respect thereof (and, in the case of Registrable Securities registered on a Shelf Registration Statement, at the request of any Holder, prepare and deliver certificates representing such Registrable Securities not bearing any restrictive legends and deliver or cause to be delivered an opinion or instructions to the transfer agent in order to allow such Registrable Securities to be sold from time to time);

(s) include in any prospectus or prospectus supplement if requested by any managing underwriter updated financial or business information for PubCo’s most recent period or current quarterly period (including estimated results or ranges of results) if required for purposes of marketing the offering in the view of the managing underwriter;

(t) take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, however, that to the extent that any prohibition is applicable to PubCo, PubCo will use its reasonable best efforts to make any such prohibition inapplicable;

(u) use its reasonable best efforts to cause the Registrable Securities covered by the applicable registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Participating Holders or the underwriters, if any, to consummate the disposition of such Registrable Securities;

(v) take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the disposition of such Registrable Securities;

(w) take all reasonable action to ensure that any free writing prospectus utilized in connection with any registration covered by Section 2.1 or 2.2 complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, prospectus supplement and related documents, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(x) in connection with any underwritten offering, if at any time the information conveyed to a purchaser at the time of sale includes any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, promptly file with the SEC such amendments or supplements to such information as may be necessary so that the statements as so amended or supplemented will not, in the light of the circumstances, be misleading;

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(y) to the extent required by the rules and regulations of FINRA, retain a Qualified Independent Underwriter acceptable to the managing underwriter; and

(z) use reasonable best efforts, in good faith, to cooperate with the managing underwriters, Participating Holders, any indemnitee of PubCo and their respective counsel in connection with the preparation and filing of any applications, notices, registrations and responses to requests for additional information with FINRA, Nasdaq, or any other national securities exchange on which the shares of Common Stock are listed.

To the extent PubCo is a WKSI at the time any Demand Registration Request is submitted to PubCo, PubCo shall file an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) (an “automatic shelf registration statement”) on Form S-3 which covers those Registrable Securities which are requested to be registered. PubCo shall not take any action that would result in it not remaining a WKSI or would result in it becoming an ineligible issuer (as defined in Rule 405 under the Securities Act) during the period during which such automatic shelf registration statement is required to remain effective. If PubCo does not pay the filing fee covering the Registrable Securities at the time the automatic shelf registration statement is filed, PubCo agrees to pay such fee at such time or times as the Registrable Securities are to be sold in compliance with the SEC rules. If the automatic shelf registration statement has been outstanding for at least three (3) years, at or prior to the end of the third year PubCo shall refile a new automatic shelf registration statement covering the Registrable Securities. If at any time when PubCo is required to re-evaluate its WKSI status PubCo determines that it is not a WKSI, PubCo shall use its reasonable best efforts to refile the shelf registration statement on Form S-3 and, if such form is not available, Form S-1 and keep such registration statement effective during the period which such registration statement is required to be kept effective.

If PubCo files any shelf registration statement for the benefit of the holders of any of its securities other than the Holders, and the Holders do not request that their Registrable Securities be included in such Shelf Registration Statement, PubCo agrees that it shall include in such registration statement such disclosures as may be required by Rule 430B under the Securities Act (referring to the unnamed selling security holders in a generic manner by identifying the initial offering of the securities to the Holders) in order to ensure that the Holders may be added to such shelf registration statement at a later time through the filing of a prospectus supplement rather than a post-effective amendment.

PubCo may require as a condition precedent to PubCo’s obligations under this Section 2.4 that each Participating Holder as to which any registration is being effected (i) furnish PubCo such information regarding such seller and the distribution of such securities as PubCo may from time to time reasonably request (including as required under state securities laws), provided that such information is necessary for PubCo to consummate such registration and shall be used only in connection with such registration and (ii) provide any underwriters participating in the distribution of such securities such information as the underwriters may request and execute and deliver any agreements, certificates or other documents as the underwriters may request.

Each Holder of Registrable Securities agrees that upon receipt of any notice from PubCo of the happening of any event of the kind described in clause (v) of paragraph (e) of this Section 2.4, such Holder will discontinue such Holder’s disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by paragraph (e) of this Section 2.4 and, if so directed by PubCo, will deliver to PubCo (at PubCo’s expense) all copies, other than permanent file copies, then in such Holder’s possession of the prospectus covering such Registrable Securities that was in effect at the time of receipt of such notice. In the event PubCo shall give any such notice, the applicable period mentioned in paragraph (b) of this Section 2.4 shall be extended by the number of days during such period from and including the date of the giving of such notice to and including the date when each Participating Holder covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by paragraph (e) of this Section 2.4.

PubCo agrees not to file or make any amendment to any registration statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus, or any free writing prospectus, which amendment refers to any Holder covered thereby by name, or otherwise identifies such Holder, without the consent of such Holder, such consent not to be unreasonably withheld or delayed, unless such disclosure is required by law, in which case PubCo shall provide written notice to such Holders no less than five (5) Business Days prior to the filing.

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2.5. Registration Expenses.

(a) PubCo shall pay all Expenses with respect to any registration or offering of Registrable Securities pursuant to Section 2, whether or not a registration statement becomes effective or the offering is consummated.

(b) Notwithstanding the foregoing, (x) the provisions of this Section 2.5 shall be deemed amended to the extent necessary to cause these expense provisions to comply with state “blue sky” laws of each state in which the offering is made and (y) in connection with any underwritten offering hereunder, each Participating Holder shall pay all underwriting discounts and commissions and any transfer taxes, if any, attributable to the sale of such Registrable Securities, pro rata with respect to payments of discounts and commissions in accordance with the number of shares sold in the offering by such Participating Holder.

2.6. Certain Limitations on Registration Rights. In the case of any registration under Section 2.1 involving an underwritten offering, or, in the case of a registration under Section 2.2, if PubCo has determined to enter into an underwriting agreement in connection therewith, all securities to be included in such underwritten offering shall be subject to such underwriting agreement and no Person may participate in such underwritten offering unless such Person (i) agrees to sell such Person’s securities on the basis provided therein and completes and executes all reasonable questionnaires, and other customary documents (including custody agreements, powers of attorney, indemnities, lock-up agreements) which must be executed in connection therewith; provided, however, that all such documents shall be consistent with the provisions hereof and (ii) provides such other information to PubCo or the underwriter as may be necessary to register such Person’s securities.

2.7. Limitations on Sale or Distribution of Other Securities.

(a) Each Holder that is a director or officer of PubCo agrees, to the extent requested by the Manager of any underwritten public offering pursuant to a registration or offering effected pursuant to Section 2.1 (including any Shelf Underwriting pursuant to Section 2.1) or Section 2.2 (including any offering effected by PubCo for its own account ), not to sell, transfer or otherwise dispose of, including any sale pursuant to Rule 144, any Common Stock or Common Stock Equivalents (other than as part of such underwritten public offering) during the time period reasonably requested by the Manager, not to exceed the period from seven days prior to the pricing date of such offering until ninety (90) days after the pricing date of such offering or such shorter period as agreed by the Manager, PubCo or any executive officer or director of PubCo.

(b) PubCo hereby agrees that, in connection with an offering pursuant to Section 2.1 (including any Shelf Underwriting pursuant to Section 2.1(e)) or 2.2, PubCo shall not sell, transfer, or otherwise dispose of, any Common Stock or Common Stock Equivalent (other than as part of such underwritten public offering, a registration on Form S-4 or Form S-8 or any successor or similar form which is (x) then in effect or (y) shall become effective upon the conversion, exchange or exercise of any then outstanding Common Stock Equivalent), until a period from seven days prior to the pricing date of such offering until ninety (90) days after the pricing date of such offering or such shorter period as the Manager, PubCo or any executive officer or director of PubCo shall agree to and PubCo shall so provide in any registration rights agreements hereafter entered into with respect to any of its securities.

2.8. No Required Sale. Nothing in this Agreement shall be deemed to create an independent obligation on the part of any Holder to sell any Registrable Securities pursuant to any effective registration statement. A Holder is not required to include any of its Registrable Securities in any registration statement, is not required to sell any of its Registrable Securities which are included in any effective registration statement, and may sell any of its Registrable Securities in any manner in compliance with applicable law (subject to applicable lock-up restrictions) even if such shares are already included on an effective registration statement.

Procedures

2.9. Indemnification.

(a) In the event of any registration or offer and sale of any securities of PubCo under the Securities Act pursuant to this Section 2, PubCo will (without limitation as to time), and hereby agrees to, and hereby does, indemnify and hold harmless, to the fullest extent permitted by law, each Participating Holder, its directors, officers, employees, stockholders, members, general and limited partners, agents, affiliates, representatives, successors and assigns (and the directors, officers, employees, stockholders, members, general and limited partners, agents,

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affiliates, representatives, successors and assigns thereof), each other Person who participates as a seller (and its directors, officers, employees, stockholders, members, general and limited partners, agents, affiliates, representatives, successors and assigns), underwriter or Qualified Independent Underwriter, if any, in the offering or sale of such securities, each officer, director, employee, stockholder, managing director, agent, affiliate, representative, successor, assign or partner of such underwriter or Qualified Independent Underwriter, and each other Person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) such seller or any such underwriter or Qualified Independent Underwriter and each director, officer, employee, stockholder, managing director, agent, affiliate, representative, successor, assign or partner of such controlling Person, from and against any and all losses, claims, damages or liabilities, joint or several, actions or proceedings (whether commenced or threatened) and expenses (including reasonable fees of counsel and any amounts paid in any settlement effected with PubCo’s consent, which consent shall not be unreasonably withheld or delayed) to which each such indemnified party may become subject under the Securities Act or otherwise in respect thereof (collectively, “Claims”), insofar as such Claims arise out of, are based upon, relate to or are in connection with (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such securities were registered under the Securities Act or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary, final or summary prospectus or any amendment or supplement thereto, together with the documents incorporated by reference therein, or any free writing prospectus utilized in connection therewith, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) any untrue statement or alleged untrue statement of a material fact in the information conveyed by PubCo or any underwriter to any purchaser at the time of the sale to such purchaser, or the omission or alleged omission to state therein a material fact required to be stated therein, or (iv) any violation by PubCo of any federal, state or common law rule or regulation applicable to PubCo and relating to any action required of or inaction by PubCo in connection with any such offering of Registrable Securities, and PubCo will reimburse any such indemnified party for any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claim as such expenses are incurred; provided, however, that PubCo shall not be liable to any such indemnified party in any such case to the extent such Claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact made in such registration statement or amendment thereof or supplement thereto or in any such prospectus or any preliminary, final or summary prospectus or free writing prospectus in reliance upon and in conformity with written information furnished to PubCo by or on behalf of such indemnified party specifically for use therein. Such indemnity and reimbursement of expenses shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified party and shall survive the transfer of such securities by such seller.

(b) Each Participating Holder (and, if PubCo requires as a condition to including any Registrable Securities in any registration statement filed in accordance with Section 2.1 or 2.2, any underwriter and Qualified Independent Underwriter, if any) shall, severally and not jointly, indemnify and hold harmless (in the same manner and to the same extent as set forth in paragraph (a) of this Section 2.9) to the extent permitted by law PubCo, its officers and its directors, each Person controlling PubCo within the meaning of the Securities Act and all other prospective sellers and their directors, officers, stockholders, fiduciaries, managing directors, agents, affiliates, representatives, successors, assigns or general and limited partners and respective controlling Persons with respect to any untrue statement or alleged untrue statement of any material fact in, or omission or alleged omission of any material fact from, such registration statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, or any free writing prospectus utilized in connection therewith, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to PubCo or its representatives by or on behalf of such Participating Holder or underwriter or Qualified Independent Underwriter, if any, specifically for use therein, and each such Participating Holder, underwriter or Qualified Independent Underwriter, if any, shall reimburse such indemnified party for any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claim as such expenses are incurred; provided, however, that the aggregate amount which any such Participating Holder shall be required to pay pursuant to this Section 2.9 (including pursuant to indemnity, contribution or otherwise) shall in no case be greater than the amount of the net proceeds received by such Participating Holder upon the sale of the Registrable Securities pursuant to the registration statement giving rise to

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such Claim; provided, further, that such Participating Holder shall not be liable in any such case to the extent that prior to the filing or confidential submission of any such registration statement or prospectus or amendment thereof or supplement thereto, or any free writing prospectus utilized in connection therewith, such Participating Holder has furnished in writing to PubCo information expressly for use in such registration statement or prospectus or any amendment thereof or supplement thereto or free writing prospectus which corrected or made not misleading information previously furnished to PubCo. PubCo and each Participating Holder hereby acknowledge and agree that, unless otherwise expressly agreed to in writing by such Participating Holders to the contrary, for all purposes of this Agreement, the only information furnished or to be furnished to PubCo for use in any such registration statement, preliminary, final or summary prospectus or amendment or supplement thereto, or any free writing prospectus, are statements specifically relating to (i) the beneficial ownership of shares of Common Stock by such Participating Holder and its Affiliates as disclosed in the section of such document entitled “Selling Stockholders” or “Principal and Selling Stockholders” and (ii) the name and address of such Participating Holder. If any additional information about such Holder or the plan of distribution (other than for an underwritten offering) is required by law to be disclosed in any such document, then such Holder shall not unreasonably withhold its agreement referred to in the immediately preceding sentence. Such indemnity and reimbursement of expenses shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified party and shall survive the transfer of such securities by such Holder.

(c) Indemnification similar to that specified in the preceding paragraphs (a) and (b) of this Section 2.9 (with appropriate modifications) shall be given by PubCo and each Participating Holder with respect to any required registration or other qualification of securities under any applicable securities and state “blue sky” laws.

(d) Any Person entitled to indemnification under this Agreement shall notify promptly the indemnifying party in writing of the commencement of any action or proceeding with respect to which a claim for indemnification may be made pursuant to this Section 2.9, but the failure of any indemnified party to provide such notice shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 2.9, except to the extent the indemnifying party is materially and actually prejudiced thereby and shall not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under this Section 2.9. In case any action or proceeding is brought against an indemnified party and such indemnified party shall have notified the indemnifying party of the commencement thereof (as required above), the indemnifying party shall be entitled to participate therein and, unless in the reasonable opinion of outside counsel to the indemnified party a conflict of interest between such indemnified and indemnifying parties exists in respect of such Claim, to assume the defense thereof jointly with any other indemnifying party similarly notified, to the extent that it chooses, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party that it so chooses, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the indemnifying party fails to take reasonable steps necessary to defend diligently the action or proceeding within twenty (20) days after receiving notice from such indemnified party that the indemnified party believes it has failed to do so; or (ii) if such indemnified party who is a defendant in any action or proceeding which is also brought against the indemnifying party reasonably shall have concluded that there may be one or more legal or equitable defenses available to such indemnified party which are not available to the indemnifying party or which may conflict with or be different from those available to another indemnified party with respect to such Claim; or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct, then, in any such case, the indemnified party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all indemnified parties in each jurisdiction, except to the extent any indemnified party or parties reasonably shall have made a conclusion described in clause (ii) or (iii) above) and the indemnifying party shall be liable for any expenses therefor. No indemnifying party shall be liable for any settlement of any proceeding effected without its written consent (which consent shall not be unreasonably withheld or delayed), but if settled with such consent or if there be a final judgment for the plaintiff, such indemnifying party agrees to indemnify each indemnified party from and against any loss, claim, damage, liability or expense by reason of such settlement or judgment. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (B) does not include a statement as to or an admission of fault or culpability, by or on behalf of any indemnified party.

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(e) If for any reason the foregoing indemnity is unavailable, unenforceable or is insufficient to hold harmless an indemnified party under Sections 2.9(a), (b) or (c), then each applicable indemnifying party shall contribute to the amount paid or payable to such indemnified party as a result of any Claim in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, with respect to such Claim. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. If, however, the allocation provided in the second preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults but also the relative benefits of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. The parties hereto agree that it would not be just and equitable if any contribution pursuant to this Section 2.9(e) were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the preceding sentences of this Section 2.9(e). The amount paid or payable in respect of any Claim shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Notwithstanding anything in this Section 2.9(e) to the contrary, no indemnifying party (other than PubCo) shall be required pursuant to this Section 2.9(e) to contribute any amount greater than the amount of the net proceeds received by such indemnifying party from the sale of Registrable Securities pursuant to the registration statement giving rise to such Claim, less the amount of any indemnification payment made by such indemnifying party pursuant to Sections 2.9(b) and (c). In addition, no Holder of Registrable Securities or any Affiliate thereof shall be required to pay any amount under this Section 2.9(e) unless such Person or entity would have been required to pay an amount pursuant to Section 2.9(b) if it had been applicable in accordance with its terms.

(f) The indemnity and contribution agreements contained herein shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract and shall remain operative and in full force and effect regardless of any investigation made or omitted by or on behalf of any indemnified party and shall survive the transfer of the Registrable Securities by any such party.

(g) The indemnification and contribution required by this Section 2.9 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

2.10. No Inconsistent Agreements. PubCo shall not hereafter enter into any agreement with respect to its securities that is inconsistent in any material respects with the rights granted to the Holders in this Agreement.

Section 3. Underwritten Offerings.

3.1. Requested Underwritten Offerings. If requested by the underwriters for any underwritten offering pursuant to a registration requested under Section 2.1, PubCo shall enter into a customary underwriting agreement with the underwriters. Such underwriting agreement shall (i) be satisfactory in form and substance to the Initiating Holders and the Majority Participating Holders, (ii) contain terms not inconsistent with the provisions of this Agreement and (iii) contain such representations and warranties by, and such other agreements on the part of, PubCo and such other terms as are generally prevailing in agreements of that type, including indemnities and contribution agreements on substantially the same terms as those contained herein or as otherwise customary for the lead underwriter. Every Participating Holder shall be a party to such underwriting agreement. Each Participating Holder shall not be required to make any representations or warranties to or agreements with PubCo or the underwriters other than customary representations of a selling shareholder, including representations, warranties or agreements regarding its ownership of and title to the Registrable Securities, any written information specifically provided by such Participating Holder for inclusion in the registration statement and its intended method of distribution; and any liability of such Participating Holder to any underwriter or other Person under such underwriting agreement for indemnity, contribution or otherwise shall in no case be greater than the amount of the net proceeds received by such Participating Holder upon the sale of Registrable Securities pursuant to such registration statement and in no event shall relate to anything other than information about such Holder specifically provided by such Holder for use in the registration statement and prospectus.

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3.2. Piggyback Underwritten Offerings. In the case of a registration pursuant to Section 2.2, if PubCo shall have determined to enter into an underwriting agreement in connection therewith, all of the Participating Holders’ Registrable Securities to be included in such registration shall be subject to such underwriting agreement. Each such Participating Holder shall not be required to make any representations or warranties to or agreements with PubCo or the underwriters other than customary representations of a selling shareholder, including representations, warranties or agreements regarding its ownership of and title to the Registrable Securities, any written information specifically provided by such Participating Holder for inclusion in the registration statement and its intended method of distribution; and any liability of such Participating Holder to any underwriter or other Person under such underwriting agreement shall in no case be greater than the amount of the net proceeds received by such Participating Holder upon the sale of Registrable Securities pursuant to such registration statement and in no event shall relate to anything other than information about such Holder specifically provided by such Holder for use in the registration statement and prospectus.

Section 4. General.

4.1. Adjustments Affecting Registrable Securities. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Registrable Securities, to any and all shares of capital stock of PubCo, any successor or assign of PubCo (whether by merger, share exchange, consolidation, sale of assets or otherwise) or any Subsidiary or parent company of PubCo which may be issued in respect of, in exchange for or in substitution of, Registrable Securities and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof.

4.2. Rule 144. PubCo covenants that (i) so long as it remains subject to the reporting provisions of the Exchange Act, it will timely file the reports required to be filed by it under the Securities Act or the Exchange Act (including, but not limited to, the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1)(i) of Rule 144 under the Securities Act, as such Rule may be amended (“Rule 144”)) or, if PubCo is not required to file such reports, it will, upon the request of any Holder, make publicly available other information so long as necessary to permit sales by such Holder under Rule 144, or any similar rules or regulations hereafter adopted by the SEC, and (ii) it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, or any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, PubCo will promptly deliver to such Holder a written statement as to whether it has complied with such requirements.

4.3. Nominees for Beneficial Owners. If Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its option, be treated as the Holder of such Registrable Securities for purposes of any request or other action by any Holder or Holders of Registrable Securities pursuant to this Agreement (or any determination of any number or percentage of shares constituting Registrable Securities held by any Holder or Holders of Registrable Securities contemplated by this Agreement); provided, however, that PubCo shall have received evidence reasonably satisfactory to it of such beneficial ownership.

4.4. Amendments and Waivers. Upon the written consent of PubCo and Holders of at least a majority in interest of the Registrable Securities held by all Other Holders at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects either the Sponsor Holders as a group or the Other Holders as a group (regardless, in each case, whether the Sponsor Holders or Other Holders, respectively, are adversely affected (as a group) to the same extent) shall require the consent of at least (x) a majority-in-interest of the Registrable Securities held by such Sponsor Holders or (y) each Other Holder, as applicable, at the time in question so affected; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder or group of affiliated Holders, solely in its capacity as a holder of the shares of capital stock of PubCo, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder or group of affiliated Holders so affected. No course of dealing between any Holder or PubCo and any other party hereto or any failure or delay on the part of a Holder or PubCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or PubCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

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4.5. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) if personally delivered, on the date of delivery, (ii) if delivered by express courier service of national standing (with charges prepaid), on the Business Day following the date of delivery to such courier service, (iii) if deposited in the United States mail, first-class postage prepaid, on the fifth (5th) Business Day following the date of such deposit, (iv) if delivered by facsimile transmission, upon confirmation of successful transmission, (x) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient party on a Business Day, and (y) on the next Business Day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient party, or is transmitted on a day that is not a Business Day, or (v) if via e-mail communication, on the date of delivery. All notices, demands and other communications hereunder shall be delivered as set forth below and to any subsequent holder of Stock subject to this Agreement at such address as indicated by PubCo’s records, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to PubCo, to:

c/o Securitize, Inc.

78 SW 7th Steet

Miami, FL 33130

Attn: Carlos Domingo

Email: [***]

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, 10017

Attn: Lee Hochbaum

Email: lee.hochbaum@davispolk.com

if to any Holder, to the address set forth opposite the name of such Holder on the signature pages hereto or such other address indicated in the records of PubCo.

4.6. Successors and Assigns; Third-Party Beneficiaries. Except as otherwise provided herein and except for the Other PubCo Shareholders (which are third-party beneficiaries of Section 2.1(a) of this Agreement), this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and the respective successors, permitted assigns, heirs and personal representatives of the parties hereto, whether so expressed or not (including any Permitted Transferees). This Agreement may not be assigned by PubCo without the prior written consent of the Holders. No Holder shall have the right to assign all or part of its or his rights and obligations under this Agreement to any Person, other than to a Permitted Transferee of such Holder, without the consent of PubCo and unless such Person duly executes and delivers to PubCo a Joinder Agreement. Upon any such assignment, such assignee shall have and be able to exercise and enforce all rights of the assigning Holder which are assigned to it and, to the extent such rights are assigned, any reference to the assigning Holder shall be treated as a reference to the assignee. If any Holder shall acquire additional Registrable Securities, such Registrable Securities shall be subject to all of the terms, and entitled to all the benefits, of this Agreement. Additional Persons may become parties to this Agreement as Holders with the consent of PubCo (not to be unreasonably withheld or delayed), by executing and delivering to PubCo the Joinder Agreement. Prior to the expiration of an applicable lock-up period, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee executes and delivers to PubCo the Joinder Agreement.

4.7. Termination.

(a) The obligations of PubCo and a Holder under this Agreement, in each case solely with respect to such Holder, will terminate upon the earlier of:

(i) the date on which such Holder no longer holds any Registrable Securities; or

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(ii) for any Holder other than the Sponsor, the later of (A) the date on which such Holder no longer beneficially owns at least 1% of the then outstanding Common Stock or Common Stock Equivalents, and such Holder (notwithstanding any beneficial ownership of Common Stock or Common Stock Equivalents by such Holder) is not an Affiliate of PubCo and (B) the date on which such the Holder is eligible to sell its Registrable Securities pursuant to Rule 144 (without limitation as to volume or manner of sale).

(b) This Agreement shall terminate on the date that is ten (10) years from date hereof.

(c) Notwithstanding clauses (a) and (b) above, Section 2.5, Section 2.9, Section 4.9 and Section 4.13 shall survive termination of this Agreement.

4.8. Entire Agreement. This Agreement and the other documents referred to herein or delivered pursuant hereto which form part hereof constitute the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.

4.9. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

(b) Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement may be brought against any of the parties in the United States District Court for the Southern District of New York or any New York state court located in New York, New York, and each of the parties hereby consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such suit, action or proceeding and waives any objection to venue laid therein. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

4.10. Interpretation; Construction.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

4.11. Counterparts. This Agreement may be executed and delivered in any number of separate counterparts (including by facsimile or electronic mail), each of which shall be an original, but all of which together shall constitute one and the same agreement.

4.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

4.13. Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party hereto and, accordingly, that this Agreement shall be specifically enforceable, in addition to any other remedy to which such injured party is entitled at law or in equity, and that any breach of this Agreement shall be the proper subject of a temporary or permanent

Annex E-21

injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach or an award of specific performance is not an appropriate remedy for any reason at law or equity and agrees that a party’s rights would be materially and adversely affected if the obligations of the other parties under this Agreement were not carried out in accordance with the terms and conditions hereof. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtain any remedy referred to in this Section 4.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

4.14. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

4.15. Confidentiality. Each Holder agrees that any non-public information which they may receive relating to PubCo and its Subsidiaries (the “Confidential Information”) including notices of proposed offerings or any suspension thereof will be held strictly confidential and will not be disclosed by it to any Person without the express written permission of PubCo; provided, however, that the Confidential Information may be disclosed (i) in the event of any compulsory legal process or compliance with any applicable law, subpoena or other legal process, as required by an administrative requirement, order, decree or the rules of any relevant stock exchange or in connection with any filings that the Holder may be required to make with any regulatory authority; provided, however, that in the event of compulsory legal process, unless prohibited by applicable law or that process, each Holder agrees (A) to give PubCo prompt notice thereof and to cooperate with PubCo in securing a protective order in the event of compulsory disclosure and (B) that any disclosure made pursuant to public filings will be subject to the prior reasonable review of PubCo, (ii) to any foreign or domestic governmental or quasi-governmental regulatory authority, including any stock exchange or other self-regulatory organization having jurisdiction over such party, (iii) to each Holder’s or its Affiliate’s, officers, directors, employees, partners, accountants, lawyers and other professional advisors for use relating solely to management of the investment or administrative purposes with respect to such Holder and (iv) to a proposed transferee of securities of PubCo held by a Holder; provided, however, that the Holder informs the proposed transferee of the confidential nature of the information and the proposed transferee agrees in writing to comply with the restrictions in this Section 4.15 and delivers a copy of such writing to PubCo.

4.16. Opt-Out Requests. Each Holder shall have the right, at any time and from time to time (including after receiving information regarding any potential public offering), to elect to not receive any notice that PubCo or any other Holders otherwise are required to deliver pursuant to this Agreement by delivering to PubCo a written statement signed by such Holder that it does not want to receive any notices hereunder (an “Opt-Out Request”); in which case and notwithstanding anything to the contrary in this Agreement PubCo and other Holders shall not be required to, and shall not, deliver any notice or other information required to be provided to Holders hereunder to the extent that PubCo or such other Holders reasonably expect would result in a Holder acquiring material non-public information within the meaning of Regulation FD promulgated under the Exchange Act. An Opt-Out Request may state a date on which it expires or, if no such date is specified, shall remain in effect indefinitely. A Holder who previously has given PubCo an Opt-Out Request may revoke such request at any time, and there shall be no limit on the ability of a Holder to issue and revoke subsequent Opt-Out Requests; provided that each Holder shall use commercially reasonable efforts to minimize the administrative burden on PubCo arising in connection with any such Opt-Out Requests.

4.17. Original Registration Rights Agreement. The Sponsor hereby agrees that upon execution of this Agreement by the Sponsor, the Original Registration Rights Agreement shall be automatically terminated and superseded in its entirety by this Agreement.

[Remainder of Page Intentionally Left Blank]

Annex E-22

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

PUBCO:
Securitize Holdings, Inc.,
a Delaware corporation
By:
Name:
Title:
SPAC:
Cantor Equity Partners II, Inc.
a Cayman Islands exempted company
By:
Name:
Title:

[Signature Page to Amended and Registration Rights Agreement]

Annex E-23

HOLDERS
Cantor EP Holdings II, LLC, a Delaware limited liability company
By:
Name:
Title:
OTHER HOLDERS
[OTHER HOLDERS]

[Signature Page to Amended and Registration Rights Agreement]

Annex E-24

Exhibit A

JOINDER AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is made as of [ ], by [and among [ ] (the “Transferring Holder”) and] [     ] (the “New Holder”), in accordance with that certain Amended and Restated Registration Rights Agreement, dated as of [•], [•] (as amended from time to time, the “Agreement”), by and among [PubCo] ( “PubCo”) and the other Holders party thereto.

WHEREAS, the Agreement requires the New Holder to become a party to the Agreement by executing this Joinder Agreement, and upon the New Holder signing this Joinder Agreement, the Agreement will be deemed to be amended to include the New Holder as a Holder thereunder;

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1. Party to the Agreement. By execution of this Joinder Agreement, as of the date hereof the New Holder is hereby made a party to the Agreement as a Holder. The New Holder hereby agrees to become a party to the Agreement and to be bound by, and subject to, all of the representations, covenants, terms and conditions of the Agreement in the same manner as if the New Holder were an original signatory to the Agreement. Execution and delivery of this Joinder Agreement by the New Holder shall also constitute execution and delivery by the New Holder of the Agreement, without further action of any party.

Section 2. Defined Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement unless otherwise noted.

Section 3. Representations and Warranties of the New Holder.

3.1. Authorization. The New Holder has all requisite power and authority and has taken all action necessary in order to duly and validly approve the New Holder’s execution and delivery of, and performance of its obligations under, this Joinder Agreement. This Joinder Agreement has been duly executed and delivered by the New Holder and constitutes a legal, valid and binding agreement of the New Holder, enforceable against the New Holder in accordance with its terms.

3.2. No Conflict. The New Holder is not under any obligation or restriction, nor shall it assume any such obligation or restriction, that does or would materially interfere or conflict with the performance of its obligations under this Joinder Agreement.

Section 4. Further Assurances. The parties agree to execute and deliver any further instruments or perform any acts which are or may become necessary to effectuate the purposes of this Joinder Agreement.

Section 5. Governing Law. This Joinder Agreement will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

Section 6. Counterparts. This Joinder Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same amendatory instrument.

Section 7. Entire Agreement. This Joinder Agreement and the Agreement contain the entire understanding, whether oral or written, of the parties hereto with respect to the matters covered hereby. Any amendment or change in this Joinder Agreement shall not be valid unless made in writing and signed by each of the parties hereto.

[Signature pages follow]

Annex E-25

IN WITNESS WHEREOF, intending to be legally bound hereby, the undersigned parties have executed this Joinder Agreement as of the date first above written.

[TRANSFERRING HOLDER]
[ _____]:
By:
Name:
Title:
NEW HOLDER
[ _____]:
By:
Name:
Title:
Notice Address: [ ____________]
[ _____]
[ _____]
Attn: [ _____]
Facsimile: [____]
Accepted and Agreed to as of the date first written above:
PUBCO:
[PubCo]

By:
Name:
Title:

Annex E-26

Annex F

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on October 27, 2025, by and among Cantor Equity Partners II, Inc., a Cayman Islands exempted company (”SPAC”), Securitize, Inc., a Delaware corporation (the “Company”), Securitize Holdings, Inc., a Delaware corporation (“PubCo”), and the undersigned subscriber (“Subscriber”).

WHEREAS, on or about the date hereof, (a) SPAC, (b) PubCo, (c) Pinecrest Merger Sub, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo (“SPAC Merger Sub”), (d) the Company, (e) Senna Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC (“Company Merger Sub”), entered into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “BCA”);

WHEREAS, pursuant to and in accordance with the BCA, (a) SPAC will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving company (the “SPAC Merger”), and with SPAC shareholders receiving one share of common stock, par value $0.0001 per share, of PubCo (“PubCo Common Stock”) for each Class A ordinary share, par value $0.0001 per share, of SPAC (each a “SPAC Class A Ordinary Share”), held by such shareholder, in accordance with the terms of the BCA, (b) immediately following the SPAC Merger, SPAC Merger Sub shall distribute all of the issued and outstanding equity of Company Merger Sub to PubCo (the “Company Merger Sub Distribution”), and (c) following the Company Merger Sub Distribution, Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and together with the SPAC Merger, the “Mergers”, and together with the other transactions contemplated by the BCA, the “Transactions”), and with the shareholders of the Company receiving a certain number of shares of PubCo Common Stock for each share in the Company held by such shareholder in accordance with the terms of the BCA, and as a result of the Mergers, SPAC Merger Sub will become a wholly-owned subsidiary of PubCo, the Company will become a wholly-owned subsidiary of PubCo, and PubCo will become a publicly traded company, all upon the terms and subject to the conditions set forth in the BCA and in accordance with applicable law;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from SPAC, on the Closing Date (as defined below) and immediately prior to the consummation of the SPAC Merger, such number of SPAC Class A Ordinary Shares (the “Shares”) as is set forth on the signature page hereto (the “Subscribed Shares”) at a purchase price of $10.00 per Share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and SPAC desires to issue to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to SPAC simultaneously with such purchase;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and PubCo are entering into subscription agreements (the “Other Subscription Agreements” and, together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers” and, together with Subscriber, the “Subscribers”), pursuant to which the Other Subscribers have agreed to purchase Shares on the Closing Date at the Per Share Price (the Shares of the Other Subscribers, the “Other Subscribed Shares”); and

WHEREAS, upon the consummation of the SPAC Merger, each Subscribed Share shall be converted automatically into one share of PubCo Common Stock.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription. Subject to the terms and conditions hereof, Subscriber hereby irrevocably subscribes for and agrees to purchase from SPAC, and SPAC hereby agrees to issue and sell to Subscriber, upon payment of the Purchase Price by or on behalf of Subscriber to SPAC, the Subscribed Shares at the Closing (as defined below) (such subscription and issuance, the “Subscription”).

Section 2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the same date as the Transactions, immediately prior to the consummation of the SPAC Merger (the “Closing Date”).

Annex F-1

(b) The Purchase Price shall be paid in cash in such amounts as indicated in Subscriber’s signature page of this Subscription Agreement.

(c) At least five (5) Business Days before the anticipated Closing Date, SPAC shall deliver written notice (via email) to the Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to SPAC or its designee.

(d) No later than three (3) Business Days prior to the Closing Date, Subscriber shall deliver to SPAC such information as is reasonably requested in the Closing Notice in order for SPAC to issue the Subscribed Shares to Subscriber. No later than 4:00 p.m. (Eastern time) one (1) business day prior to the Closing Date, Subscriber shall deliver the Purchase Price in cash via wire transfer of United States dollars in immediately available funds to the account specified by SPAC in the Closing Notice, such funds to be held by SPAC in escrow until the Closing, provided, that if Subscriber is prohibited from delivering the Purchase Price prior to the Closing Date due to regulatory restrictions, Subscriber shall deliver the Purchase Price no later than 9:00 a.m. (Eastern time) on the Closing Date. Following receipt of the Purchase Price, SPAC shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber, and (ii) as promptly as practicable after the Closing, SPAC shall deliver to each Subscriber evidence from SPAC’s transfer agent of the issuance to Subscriber of the Subscribed Shares (in book entry form) on and as of the Closing Date. As promptly as practicable after the completion of the Mergers, PubCo shall deliver to each Subscriber evidence from PubCo’s transfer agent of the exchange of the Subscribed Shares for an equivalent number of shares of PubCo Common Stock.

(e) In the event that the consummation of the Transactions does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by SPAC, the Company, PubCo and Subscriber, SPAC shall promptly (but in no event later than three (3) Business Days after the anticipated Closing Date specified in the Closing Notice) return the funds so delivered by Subscriber to SPAC by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries of Subscribed Shares shall be deemed cancelled. Notwithstanding such return or release (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6, Subscriber shall remain obligated to redeliver funds to SPAC in escrow, as set forth in the Closing Notice, following SPAC’s delivery to Subscriber, the Company and PubCo of a new Closing Notice in accordance with this Section 2 and Subscriber, the Company, PubCo and SPAC shall remain obligated to consummate the Closing upon satisfaction of the conditions set forth in this Section 2 following SPAC’s delivery to Subscriber, the Company and PubCo of a new Closing Notice; provided that only one new Closing Notice may be issued. For the purposes of this Subscription Agreement, “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York City (New York) or Wilmington (Delaware) are not open for a full business day for the general transaction of business.

(f) The obligations of Subscriber, PubCo, the Company and SPAC to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable law, waiver by the parties hereto, of the conditions that, on the Closing Date:

(i) all conditions precedent to the closing of the Transactions set forth in Article IX (Closing Conditions) of the BCA shall have been satisfied or waived by the person with the authority to give such waiver (other than any such conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) (as determined solely by the parties to the BCA in accordance therewith); and

(ii) no governmental authority with competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose such restraint or prohibition.

Annex F-2

(g) The obligations of SPAC, the Company and PubCo to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Closing) are subject to the satisfaction, or waiver by SPAC, the Company and PubCo, of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects at and as of the Closing Date, as though made on and as of the Closing Date (other than (A) representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects or (B) representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct in all material respects as of such specified date), and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of Subscriber contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transactions, or as of such earlier date, as applicable; and

(ii) Subscriber shall have wired the Purchase Price in accordance with Section 2(b) and otherwise performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(h) The obligations of Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Closing) are subject to the satisfaction or waiver by Subscriber of the additional conditions that, on the Closing Date:

(i) all representations and warranties of SPAC, the Company and PubCo contained in this Subscription Agreement shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (other than (A) representations and warranties that are qualified as to materiality, SPAC Material Adverse Effect, Company Material Adverse Effect or PubCo Material Adverse Effect (each as defined below), which representations and warranties shall be true in all respects or (B) representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct in all material respects as of such specified date), and consummation of the Closing shall constitute a reaffirmation by SPAC, the Company and PubCo, as the case may be, of each of their representations, warranties and agreements contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transactions, or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a SPAC Material Adverse Effect, Company Material Adverse Effect or PubCo Material Adverse Effect;

(ii) no Other Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Subscribed Shares) shall have been amended, modified or waived in any manner that benefits any Other Subscriber unless the Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such Other Subscriber or its affiliates or related persons);

(iii) no amendments, modifications or waivers to the terms of the BCA (as it exists on the date hereof as provided to Subscriber) shall have occurred, in each case, in a matter that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement (unless Subscriber has provided its written consent thereto);

(iv) all consents, waivers, authorizations or orders of, any notice required to be made to, and any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Stock Exchange (as defined below) and any stockholder approval required by applicable Stock Exchange rules and regulations) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares) required to be made in connection with the issuance and sale of the Subscribed Shares shall have been obtained or made, except where the failure to so obtain or make would not prevent SPAC, the Company and PubCo from consummating the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares to the Subscriber;

Annex F-3

(v) SPAC, the Company and PubCo shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by SPAC, the Company or PubCo, as applicable, at or prior to the Closing; and

(vi) there has not occurred any Material Adverse Effect (as defined in the BCA) since the date of this Subscription Agreement that is continuing, which the applicable parties to the BCA have not waived.

(i) Prior to or at the Closing, Subscriber shall deliver to SPAC, the Company and PubCo all such other information as is reasonably requested in order for SPAC to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued (or Subscriber’s nominee in accordance with its delivery instructions) and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

Section 3. SPAC, Company and PubCo Representations and Warranties. Each of SPAC, solely with respect to the representations and warranties set forth below relating to SPAC, the Company, solely with respect to the representations and warranties set forth below relating to the Company, and PubCo, solely with respect to the representations and warranties set forth below relating to PubCo, represents and warrants, severally and not jointly, to Subscriber and the Placement Agents as of the date hereof and as of the Closing, that:

(a) SPAC (i) is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a SPAC Material Adverse Effect. For purposes of this Subscription Agreement, a “SPAC Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to SPAC that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the transactions contemplated by this Subscription Agreement.

(a) The Company (i) is validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company’s ability to consummate the transactions contemplated by this Subscription Agreement.

(b) PubCo (i) is validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a PubCo Material Adverse Effect. For purposes of this Subscription Agreement, a “PubCo Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to PubCo that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on PubCo’s ability to consummate the transactions contemplated by this Subscription Agreement.

(c) The issuance and sale of the Subscribed Shares, when issued pursuant to this Subscription Agreement (subject to the receipt of the Purchase Price in accordance with the terms of this Subscription Agreement and registration with SPAC’s transfer agent), will have been duly authorized by SPAC and, when issued and delivered

Annex F-4

to Subscriber (or its nominee in accordance with the Subscriber’s delivery instructions), will be validly issued, fully paid and free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or the BCA, the SPAC Organizational Documents (as defined below) or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the SPAC Organizational Documents (as in effect at such time of issuance) or under the Companies Act (As Revised) of the Cayman Islands.

(d) This Subscription Agreement has been duly authorized, validly executed and delivered by SPAC, the Company and PubCo, and assuming the due authorization, execution and delivery of the same by the Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of SPAC, the Company and PubCo, enforceable against each of SPAC, the Company and PubCo in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies (collectively, the “Enforceability Exceptions”).

(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Shares hereunder, the compliance by SPAC with all of the provisions of this Subscription Agreement applicable to SPAC and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC is a party or by which SPAC is bound or to which any of the property or assets of SPAC is subject, (ii) conflict with or violate any provision of, or result in the breach of, SPAC’s organizational documents (“SPAC Organizational Documents”), or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over SPAC or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(f) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Shares hereunder, the compliance by PubCo with all of the provisions of this Subscription Agreement applicable to PubCo and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of PubCo pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which PubCo is a party or by which PubCo is bound or to which any of the property or assets of PubCo is subject, (ii) conflict with or violate any provision of, or result in the breach of, PubCo’s organizational documents, or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over PubCo or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a PubCo Material Adverse Effect.

(g) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Shares hereunder, the compliance by the Company with all of the provisions of this Subscription Agreement applicable to the Company and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) conflict with or violate any provision of, or result in the breach of, the Company’s organizational documents (“Company Organizational Documents”), or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over the Company or any of its properties, except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

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(h) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, none of SPAC, the Company or PubCo is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or governmental authority with competent jurisdiction, self-regulatory organization (including any stock exchange on which the PubCo Common Stock will be listed (the “Stock Exchange”)) or any other person in connection with the execution, delivery and performance of this Subscription Agreement, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 5, (iii) filings required by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the United States Securities and Exchange Commission (the “Commission”), including the registration statement on Form S-4 with respect to the Transactions and the proxy statement/prospectus included therein (the “Form S-4”), (iv) filings required by the Stock Exchange, including with respect to obtaining SPAC shareholder approval of the Transactions, (v) filings required to consummate the Transactions as provided under the BCA, (vi) filings in connection with or as a result of any publicly available written guidance, comments, requirements or requests of the Commission staff under the Securities Act (the “SEC Guidance”) and (vii) those the failure of which to obtain would not have a SPAC Material Adverse Effect, a Company Material Adverse Effect or a PubCo Material Adverse Effect, as applicable.

(i) Except for such matters as have not had and would not reasonably be expected to have a SPAC Material Adverse Effect, a Company Material Adverse Effect or a PubCo Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of SPAC, the Company or PubCo, threatened in writing against SPAC, the Company or PubCo or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against SPAC, the Company or PubCo, as applicable.

(j) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by SPAC to Subscriber.

(k) None of SPAC, the Company, PubCo or any person acting on their behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. None of SPAC, the Company, PubCo or any person acting on their behalf has, directly or indirectly, at any time within the past thirty (30) calendar days, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by SPAC of the Subscribed Shares as contemplated hereby or the Other Subscribed Shares as contemplated by the Other Subscription Agreements or (ii) cause the offering of the Subscribed Shares pursuant to this Subscription Agreement or the Other Subscribed Shares pursuant to the Other Subscription Agreements to be integrated with prior offerings by SPAC, the Company or PubCo for purposes of the Securities Act. None of SPAC, the Company, PubCo or any person acting on their behalf (other than the Placement Agents (as defined below) and their respective persons acting on their behalf in such capacity, as to whom none of SPAC, the Company or PubCo makes any representation) has offered or sold or will offer or sell any securities, or has taken or will take any other action, which would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares or the Other Subscribed Shares, as contemplated hereby, to the registration provisions of the Securities Act.

(l) No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to SPAC, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) of the Securities Act is applicable.

(m) SPAC is in compliance in all material respects with, and has not received any written communication from a governmental authority with competent jurisdiction that alleges that SPAC is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act, the Exchange Act, and the rules and regulations thereunder, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

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(n) PubCo is in compliance in all material respects with, and has not received any written communication from a governmental authority with competent jurisdiction that alleges that PubCo is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of the Securities Act and the rules and regulations of the Commission, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a PubCo Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(o) The Company is in compliance in all material respects with, and has not received any written communication from a governmental authority with competent jurisdiction that alleges that the Company is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act, the Exchange Act and the rules and regulations thereunder, and (ii) the rules and regulations of the Commission, in each case to the extent applicable to the Company, except, in each case, where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(p) Upon consummation of the Transactions, the PubCo Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be approved for listing on the Stock Exchange, subject to official notice of issuance.

(q) Other than compensation to be paid to Citigroup Global Markets Inc. and Cantor Fitzgerald & Co., as placement agents to SPAC and the Company (each, a “Placement Agent” and, collectively, the “Placement Agents”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(r) As of the date hereof, the authorized share capital of SPAC consists of 555,000,000 shares, consisting of (i) 500,000,000 SPAC Class A Ordinary Shares, (ii) 50,000,000 Class B ordinary shares, par value $0.0001 per share (the “SPAC Class B Ordinary Shares” and together with SPAC Class A Ordinary Shares, the “SPAC Ordinary Shares”), and (iii) 5,000,000 preference shares, par value $0.0001 per share (the “SPAC Preference Shares”). As of the date hereof and prior to giving effect to the Transactions: (i) 24,580,000 SPAC Class A Ordinary Shares were issued and outstanding; (ii) 6,000,000 SPAC Class B Ordinary Shares were issued and outstanding; and (iii) no SPAC Preference Shares were issued and outstanding. All issued and outstanding SPAC Ordinary Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to preemptive or similar rights. Other than Company Merger Sub, SPAC has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which SPAC is a party or by which it is bound relating to the voting of any SPAC Ordinary Shares or other equity interests in SPAC, other than as contemplated by the BCA or as described in the forms, reports, schedules, statements, registration statements, prospectuses, and other documents filed or furnished as of the date hereof by SPAC with the Commission under the Securities Act and/or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Documents”). There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered, and not fully waived by the holder of such securities or instruments pursuant to a written agreement or consent, by the issuance of the Subscribed Shares.

(s) The Other Subscription Agreements, including any side letters or similar agreements entered into with any Other Subscribers in connection with the Other Subscription Agreements, reflect the same Per Share Price and the same other material terms and conditions with respect to the purchase of Shares that are no more favorable to the Other Subscribers than the material terms of this Subscription Agreement are to the Subscriber (other than terms particular to the regulatory requirements of such investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares).

(t) Neither SPAC nor PubCo is, and immediately after receipt of payment for the Subscribed Shares and Other Subscribed Shares and consummation of the Transactions, neither SPAC nor PubCo will be, an “investment company” within the meaning of the Investment Company Act.

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(u) None of SPAC, the Company, PubCo, or any of their respective controlled affiliates (i) is, or will be at or immediately after the Closing, a person of a country of concern, as such term is defined in 31 C.F.R. § 850.221 (a “Covered Person”), (ii) directly or indirectly holds, or will hold at or immediately after the Closing, a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of, any Covered Person, or (iii) is engaged, or has plans to engage, or will be engaged at or immediately after the Closing, directly or indirectly, in a “covered activity,” as such term is defined in 31 C.F.R. § 850.208.

Section 4. Subscriber Representations and Warranties. Subscriber represents and warrants to SPAC, the Company, PubCo and the Placement Agents, as of the date hereof and as of the Closing, that:

(a) If Subscriber is a legal entity, Subscriber (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Subscription Agreement. If Subscriber is an individual, Subscriber has the legal competence and capacity to enter into and perform its obligations under this Subscription Agreement.

(b) If Subscriber is a legal entity, this Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, Subscriber’s signature is genuine and the signatory has the legal competence and capacity to execute this Subscription Agreement. Assuming the due authorization, execution and delivery of the same by SPAC, the Company and PubCo, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, subject to the Enforceability Exceptions.

(c) The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) if Subscriber is a legal entity, the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Subscriber that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay the Subscriber’s performance of its obligations under this Subscription Agreement, including the purchase of the Subscribed Shares.

(d) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act) satisfying the applicable requirements set forth on Annex A hereto and, in each case, an “institutional investor” (as defined in FINRA Rule 2111), (ii) if located or resident in a member state of the European Economic Area, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”), (iii) if located or resident in the United Kingdom, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) who is also (x) an investment professional falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (y) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (z) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated, (iv) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements

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herein on behalf of each owner of each such account, and (v) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws (and has provided SPAC, the Company and PubCo with the requested information on Annex A, following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares. Subscriber acknowledges that the sale to the Subscriber of the Subscribed Shares is intended to be made in reliance on exemptions from filing under FINRA Rule 5123(b)(1)(C) or (J).

(e) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act and that the SPAC, the Company and PubCo are not required to register the Subscribed Shares except as set forth in Section 5. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except pursuant to an applicable exemption from the registration requirements of the Securities Act and in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that, until the Subscribed Shares are registered on a Registration Statement, the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year following the filing of certain required information with the Commission after the Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(f) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from SPAC. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by SPAC, PubCo, the Company, the Placement Agents or any of their respective affiliates or any of such person’s or its or their respective affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial advisors, accountants or agents (collectively, “Representatives”), any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of SPAC, the Company or PubCo set forth in this Subscription Agreement, and Subscriber is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission), which are hereby disclaimed by Subscriber.

(g) In making its decision to purchase the Subscribed Shares, Subscriber has conducted an independent investigation and relied solely upon an independent investigation made by Subscriber and SPAC’s, the Company’s and PubCo’s respective representations in this Subscription Agreement. Subscriber has not relied on any statements or other information provided by or on behalf of SPAC, the Company or PubCo (including the Placement Agents) concerning SPAC, the Company, PubCo, the Subscribed Shares or the Subscription, and has been offered the opportunity to ask questions of SPAC, the Company and PubCo and has received answers thereto, including on the financial information, as Subscriber deemed necessary in connection with its decision to purchase the Subscribed Shares. Subscriber acknowledges and agrees that Subscriber has had access to, has received, and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to SPAC, the Company, PubCo and the Transactions, and Subscriber has made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed SPAC’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares, including but not limited to information concerning SPAC, PubCo, the Company, the BCA, and the Subscription. Subscriber acknowledges that certain information provided to it was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges that such information

Annex F-9

and projections were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

(h) Subscriber acknowledges and agrees that none of SPAC, the Company, PubCo, the Placement Agents or any of their respective affiliates or any of such person’s or its or their respective affiliates’ Representatives has provided Subscriber with any advice with respect to the Subscribed Shares. None of SPAC, the Company, PubCo, the Placement Agents or any of their respective affiliates or Representatives has made or makes any representation or warranty, whether express or implied, of any kind or character as to SPAC, the Company, PubCo or the quality or value of the Subscribed Shares.

(i) Subscriber acknowledges that (i) SPAC, the Company, PubCo and their respective Representatives hereafter may come into possession of, information regarding SPAC, the Company or PubCo that is material non-public information and is not known to Subscriber (“Excluded Information”), (ii) Subscriber has determined to enter into this Subscription Agreement to purchase the Subscribed Shares notwithstanding Subscriber’s lack of knowledge of the Excluded Information, and (iii) none of the Company, SPAC, PubCo, or any of the Placement Agents shall have liability to Subscriber, and Subscriber hereby waives and releases any claims Subscriber may have against the Company, SPAC, PubCo and/or the Placement Agents, to the maximum extent permitted by law, with respect to the nondisclosure of the Excluded Information, except to the extent arising from fraud, willful misconduct or intentional breach of this Subscription Agreement.

(j) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber, on the one hand, and SPAC, the Company or PubCo (and their Representatives, including the Placement Agents), on the other, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber, on the one hand, and the Company, SPAC or PubCo (and their Representatives, including the Placement Agents), on the other, or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means, and none of the Company, SPAC or PubCo or their respective Representatives (including the Placement Agents) acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(k) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Documents. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c) and an institutional “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) is a sophisticated institutional investor, experienced in investing in business transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of Subscribed Shares. Subscriber acknowledges that the sale to Subscriber of the Subscribed Shares is intended to be made in reliance on (i) the exemption from filing under FINRA Rule 5123(b)(1)(A) and (ii) FINRA Rule 2111(b) regarding institutional customers.

(l) Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in PubCo. Subscriber acknowledges specifically that a possibility of total loss exists.

(m) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(n) Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target or the subject of economic or financial sanctions or

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trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom (collectively, “Sanctions Lists”), (iii) organized, incorporated, established, located, or resident in, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (iv) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (iv), except in each case as permitted under Sanctions laws; or (v) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, (i) through (v), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction. Subscriber also represents that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that, to its knowledge, (i) none of the funds held by Subscriber and used to purchase the Shares are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank; and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

(o) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in SPAC as a result of the purchase and sale of Subscribed Shares hereunder, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over SPAC from and after the Closing as a result of the purchase and sale of Subscribed Shares hereunder.

(p) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on the Company, SPAC, PubCo, the Placement Agents or any of their respective affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with

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respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or section 4975 of the Code.

(q) Subscriber has or has commitments to have and, when required to deliver payment pursuant to Section 2, Subscriber will have sufficient funds to pay the Purchase Price pursuant to Section 2.

(r) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, SPAC or PubCo, or any of their respective affiliates or Representatives, including the Placement Agents), other than the representations and warranties of SPAC, the Company and PubCo contained in Section 3, in making its investment or decision to invest in SPAC. Subscriber agrees that none of (i) any Other Subscriber pursuant to an Other Subscription Agreement or any other agreement related to the private placement of Shares (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) nor (ii) the Placement Agents shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to Subscriber or any Other Subscriber, or any person claiming through Subscriber or any Other Subscriber, pursuant to this Subscription Agreement or related to the private placement of the Subscribed Shares, the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of the foregoing in connection with the purchase of the Subscribed Shares. On behalf of the Subscriber and its affiliates, the Subscriber releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to the Private Placement. Subscriber agrees not to commence any litigation or bring any claim against the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, this offering of the Subscribed Shares. This undertaking is given freely and after obtaining independent legal advice.

(s) No broker or finder is entitled to any brokerage or finder’s fee or commission to be paid by Subscriber solely in connection with the sale of the Subscribed Shares to Subscriber.

(t) At all times on or prior to the Closing Date, Subscriber shall have no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Shares, other than binding commitments it may have to transfer and/or pledge such Subscribed Shares upon Closing to a prime broker under and in accordance with its prime brokerage agreement with such broker.

(u) [Reserved]

(v) Subscriber is not currently (and at all times through the Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of SPAC, the Company or PubCo (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any “group” consisting solely of the Subscriber and one or more of its affiliates.

(w) Subscriber will not acquire a substantial interest (as defined in 31 C.F.R. Part 800.244) in SPAC, the Company or PubCo as a result of the purchase and sale of the Subscribed Shares.

(x) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC, the Company and PubCo.

(y) In making its decision to purchase the Shares, Subscriber has relied solely upon independent investigation made by Subscriber and the representations and warranties of SPAC, the Company and PubCo set forth herein. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by the Placement Agents concerning SPAC, PubCo, the Company or the Shares or the offer and sale of the Shares except for the representations and warranties of SPAC, the Company and PubCo set forth herein. No disclosure or offering document has been prepared by the Placement Agents or their affiliates in connection with the offer and sale of the Shares. The Placement Agents and each of their respective members, directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to SPAC,

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PubCo, the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber by or on behalf of SPAC, the Company and PubCo. In connection with the issuance and purchase of the Shares the Placement Agents have not made any recommendations regarding an investment in SPAC, PubCo, the Company, the Shares or shares of PubCo Common Stock or acted as the Subscriber’s financial advisor or fiduciary.

(z) Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any securities of SPAC during the period that commenced at the time that Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 8(v). Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by SPAC pursuant to the initial press release as described in Section 8(v), Subscriber will maintain the confidentiality of the existence and terms of the Subscription and the Transactions and the transactions contemplated hereby. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, SPAC, the Company and PubCo expressly acknowledge and agree that Subscriber shall have no duty of confidentiality as set forth in this Section 4(z) to SPAC after the issuance of the initial press release as described in Section 8(v). Notwithstanding the foregoing, in the case that Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

(aa) Subscriber is aware that Cantor Fitzgerald & Co. (a) is an affiliate of the SPAC, (b) is acting as one of the Placement Agents, (c) is acting as financial advisor to the SPAC in connection with the Transactions, and (d) previously provided services to the SPAC pursuant to a business combination marketing agreement.

(bb) Subscriber is aware that Citigroup Global Markets Inc. is acting as one of the Placement Agents and Citigroup Global Markets Inc. is acting as financial advisor to the Company in connection with the Transactions.

(cc) Subscriber acknowledges and agrees that (a) the Placement Agents are acting solely as the Company’s and the SPAC’s placement agents in connection with the Transactions and are not acting as underwriters or in any other capacity and are not and shall not be construed as fiduciaries for the Subscriber, the Company, the SPAC or any other person or entity in connection with the Transactions, (b) the Placement Agents have not made, and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Transactions and (c) the Placement Agents will have no responsibility or liability with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Transactions or any of the documents furnished pursuant thereto or in connection therewith, or the legality, validity or enforceability (with respect to any person) of any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, the SPAC or the Transactions. Each Placement Agent is acting severally and not jointly and none of the Placement Agents is the agent, partner or representative of any other Placement Agent.

(dd) Except for the representations and warranties contained in this Section 4, Subscriber makes no express or implied representation or warranty, and Subscriber hereby disclaims any such representation or warranty with respect to the execution and delivery of this Subscription Agreement and the consummation of the transactions contemplated herein.

Section 5. Registration of Subscribed Shares.

(a) Subject to Section 5(b), PubCo agrees that, as soon as practicable but in no event later than thirty (30) calendar days following the Closing Date, PubCo will file with the Commission (at PubCo’s sole cost and expense) a registration statement registering the resale of the Registrable Securities (such registration statement, the “Registration Statement”), and PubCo shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than ninety (90) calendar days after the Closing Date (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline

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shall be extended by a maximum of ninety (90) calendar days if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further that PubCo shall request the Registration Statement declared effective promptly, and in any event within three (3) Business Days, after the date PubCo is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business,(ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed and (iii) in the event the Commission is closed for operations due to a government shutdown, PubCo will use commercially reasonable efforts to have the Registration Statement effective as soon as possible, including, without limitation, by considering the removal of the delaying amendment in consultation with outside counsel. PubCo will provide a draft of the Registration Statement to Subscriber at least two (2) Business Days in advance of the date of filing the Registration Statement with the Commission. Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless the Commission requests that Subscriber be identified as a statutory underwriter; provided, that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to PubCo. Notwithstanding the foregoing, if the Commission or its regulations prevent PubCo from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, PubCo shall amend the Registration Statement or file one or more new Registration Statement(s) (with such amendment or new Registration Statement also being deemed to be a “Registration Statement” hereunder) to register such additional Registrable Securities and use commercially reasonable efforts to cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided, that the Additional Effectiveness Deadline shall be extended to ninety (90) calendar days after the filing of such Registration Statement, including any new Registration Statement or amended Registration Statement, if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that PubCo shall request that such Registration Statement be declared effective promptly, and in any event within three (3) Business Days, after the date PubCo is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business, (ii) if the Commission is closed for operations due to a government shutdown, the Additional Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed and (iii) in the event the Commission is closed for operations due to a government shutdown, PubCo will use commercially reasonable efforts to have the Registration Statement effective as soon as possible, including, without limitation, by considering the removal of the delaying amendment in consultation with outside counsel. Any failure by PubCo to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve PubCo of its obligations to file or effect a Registration Statement as set forth in this Section 5.

(b) PubCo agrees that, except for such times as PubCo is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, PubCo will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which Subscriber ceases to hold any Registrable Securities issued pursuant to this Subscription Agreement and (ii) the first date on which Subscriber can sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities

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Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for PubCo to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) (the earliest of clauses (i) and (ii), the “End Date”). Prior to the End Date, PubCo (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement; and (iii) qualify the Registrable Securities for listing on the Stock Exchange and update or amend the Registration Statement as necessary to include Registrable Securities. PubCo will use its commercially reasonable efforts to (A) for so long as Subscriber holds Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of PubCo under the Exchange Act so long as PubCo remains subject to such requirements to enable Subscriber to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of Subscriber, deliver all the necessary documentation to cause PubCo’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Subscriber representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Registrable Securities to PubCo (or its successor) as may be reasonably required to enable PubCo to make the determination described above.

(c) PubCo’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to PubCo a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of PubCo held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by PubCo to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as PubCo may reasonably request that are customary of a selling stockholder in similar situations, including providing that PubCo shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of PubCo’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided, that PubCo shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated date of filing the Registration Statement with the Commission. In the case of the registration effected by PubCo pursuant to this Subscription Agreement, PubCo shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities. Notwithstanding anything to the contrary contained herein, PubCo may from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of PubCo or would require premature disclosure of information that would materially adversely affect PubCo, (C) in the good faith judgment of the majority of the members of PubCo’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to PubCo, (D) the majority of the board determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of PubCo’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement, or (F) Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which PubCo agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to in Section 5(b)(A) and receives notice that any post-effective amendment has become effective or unless otherwise notified by PubCo

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that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by PubCo unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided, that, (w) PubCo shall not so delay filing or so suspend the use of the Registration Statement for a period of more than forty-five (45) consecutive days or more than ninety (90) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period and (x) PubCo shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(d) Upon receipt of any written notice from PubCo of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, which notice shall be given no later than three (3) Business Days from the date of such Suspension Event, or (iii) if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which PubCo agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by PubCo that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by PubCo unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by PubCo, Subscriber will deliver to PubCo or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(e) For purposes of this Section 5 (i) “Registrable Securities” shall mean, as of any date of determination, the Registrable Securities and any other equity security issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any person to which the rights under this Section 5 shall have been duly assigned.

(f) PubCo shall indemnify, defend and hold harmless Subscriber, (to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions are (1) based upon information regarding Subscriber furnished in writing to PubCo by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or (2) result from or in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 5(b). Notwithstanding the foregoing, PubCo’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of PubCo. PubCo shall provide Subscriber with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 5 of which PubCo receives notice whether oral or in writing.

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(g) Subscriber shall, severally and not jointly with any Other Subscriber in the offering contemplated by this Subscription Agreement, indemnify, defend and hold harmless PubCo, its directors, officers, members, managers, partners, agents and employees, each person who controls PubCo (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding Subscriber furnished in writing to PubCo by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the United States dollars amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(h) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(i) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Registrable Securities pursuant to this Subscription Agreement.

(j) If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 5, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the

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meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(j) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

(k) At any time and from time to time in connection with a bona-fide sale of Subscribed Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement, PubCo shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Shares and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Shares being sold and (ii) in connection with any sale made pursuant to Rule 144, cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). Subscriber may request that PubCo remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement (including the Registration Statement), or (ii) have been sold pursuant to Rule 144. PubCo shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

(l) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of PubCo to the public without registration, PubCo agrees, for so long as Subscriber holds Subscribed Shares, to:

(i) use commercially reasonable efforts to make and keep publicly available, as those terms are understood and defined in Rule 144; and

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of PubCo under the Exchange Act so long as PubCo remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(m) Upon request, PubCo shall provide the Subscriber with contact information for the person responsible for PubCo’s account at the transfer agent to facilitate transfers made pursuant to this Section 5 and provide reasonable assistance to facilitate transfers. PubCo shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

Section 6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement or (c) twelve (12) months after the date hereof; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. SPAC, the Company or PubCo shall notify Subscriber of the termination of the BCA promptly after the termination thereof. Upon the termination hereof in accordance with this Section 6, any monies paid by Subscriber in connection herewith shall promptly (and in any event within two (2) Business Days) be returned in full to Subscriber by wire transfer of United States dollars in immediately available funds to the account specified by Subscriber, without any deduction for or on account of any tax withholding except as required by law, charges or set-off, whether or not the Transactions shall have been consummated.

Annex F-18

Section 7. Trust Account Waiver. Subscriber hereby acknowledges that SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Subscriber further acknowledges that, as described in the final prospectus relating to SPAC’s initial public offering (“IPO”) filed with the Commission (File Nos. 333-285681 and 333-286916) on May 2, 2025 (the “Prospectus”), substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s IPO and a private placement of its securities and substantially all of those proceeds (including interest accrued from time to time thereon) have been deposited into a trust account (the “Trust Account”) for the benefit of SPAC and its public shareholders. As described in the Prospectus, the funds held from time to time in the Trust Account may only be released upon certain conditions. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind (“Claim”) to, or to any monies or other assets in, the Trust Account, and hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Claim to, or to any monies or other assets in, the Trust Account that it may have now or in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscriber Shares, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to SPAC’s public shareholders). In the event that Subscriber has any Claim against SPAC as a result of, or arising out of, this Subscription Agreement, the Other Subscription Agreements, the transactions contemplated hereby and thereby, or the Subscribed Shares, Subscriber agrees not to seek recourse against the Trust Account or any funds distributed therefrom (it being clarified that such waiver shall not apply following the Closing to the Trust Account funds that are released from the Trust Account to SPAC or PubCo in connection with the Transactions). Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to SPAC to enter into this Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, Subscriber hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 7 shall be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the SPAC Organizational Documents in respect of any redemptions by Subscriber in respect of SPAC Class A Ordinary Shares acquired by any means other than pursuant to this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this Section 7 shall survive termination of this Subscription Agreement.

Section 8. Miscellaneous.

(a) Subscriber hereby acknowledges that it shall be solely responsible for and bear the cost of all transfer, stamp, issue, registration, documentary or other similar taxes, duties, fees or charges arising in any jurisdiction in connection with the Subscription contemplated in this Subscription Agreement as well as the execution of this Subscription Agreement.

(b) Notwithstanding any other provision of this Subscription Agreement, SPAC, PubCo and any of their Representatives, as applicable, shall be entitled to deduct and withhold from the Registrable Securities and any other amount payable pursuant to this Subscription Agreement (in connection with a future share split, dividend, distribution, recapitalization, merger, exchange, or replacement) any such taxes as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Internal Revenue Code of 1986, as amended, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Subscription Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(c) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via

Annex F-19

overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 8(c). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 8(c).

(d) Subscriber acknowledges that SPAC, PubCo, the Company, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement; provided, however, that the foregoing clause of this Section 8(d) shall not give SPAC, the Company or PubCo any rights other than those expressly set forth herein. Prior to the Closing, Subscriber agrees to promptly notify SPAC, the Company and PubCo if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. SPAC, the Company and PubCo acknowledge that Subscriber and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, SPAC, the Company and PubCo agree to promptly notify Subscriber and the Placement Agents, if they become aware that any of the acknowledgments, understandings, agreements, representations and warranties of SPAC, the Company or PubCo, respectively, set forth herein are no longer accurate in all material respects.

(e) Each of SPAC, the Company, PubCo and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as required by applicable law in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(f) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder and the rights set forth in Section 5) may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to SPAC, the Company or PubCo hereunder may be transferred or assigned by SPAC, the Company or PubCo without the prior written consent of Subscriber, other than in connection with the Transactions. Notwithstanding the foregoing, Subscriber may assign all or a portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber) upon written notice to SPAC, the Company and PubCo or, with SPAC’s, the Company’s and PubCo’s prior written consent, to another person; provided, that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment and provided further that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless SPAC, the Company and PubCo have given their prior written consent to such relief. Any purported assignment or transfer in violation of this Section 8(g) shall be null and void.

(h) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

(i) SPAC, the Company and PubCo may request from Subscriber such additional information as SPAC, the Company or PubCo may reasonably determine to be necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that SPAC, the Company and PubCo agree to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange. Subscriber acknowledges that SPAC and PubCo may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of SPAC and/or PubCo, an annex to a proxy statement of SPAC and/or PubCo or as an exhibit to a registration statement of PubCo.

Annex F-20

(j) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto; provided that no provision of this Subscription Agreement that references the Placement Agents may be amended, modified, terminated or waived in any manner that is adverse to the Placement Agents without the prior written consent of each of the Placement Agents.

(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) Except with respect to the Placement Agents (who are third-party beneficiaries of the representations and warranties and of the covenants that reference the Placement Agents set forth herein) or as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and, except with respect to the Placement Agents or as otherwise provided herein, is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(m) The parties hereto acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies may not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that SPAC, the Company and PubCo shall be entitled to seek specific enforcement of Subscriber’s obligations to fund the Subscription and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree to waive any requirement for the security or posting of any bond in connection with any such equitable remedy.

(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other matters electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matters that may result from, arise out of, be in connection with or relate to this Subscription Agreement, or the negotiation, administration, performance, or enforcement of this Subscription Agreement, including any claim or cause of action resulting from, arising out of, in connection with, or relating to any representation or warranty made in or in connection with this Subscription Agreement, shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without giving effect to any choice or conflict of laws provision, rule, or principle (whether of the State of Delaware or any other jurisdiction) that would result in the application of the laws of any other jurisdiction.

Annex F-21

(r) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO, BASED ON OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF, BASED ON OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8(r).

(s) Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts (as defined below)) in any Action based on, arising out of or relating to this Subscription Agreement or the transactions contemplated hereby, for and on behalf of itself or any of its properties or assets, in accordance with this Section 8(s) or in such other manner as may be permitted by applicable law, and nothing in this Section 8(s) shall affect the right of any party to serve legal process in any other manner permitted by applicable law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Action to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy based on, arising out of or relating to this Subscription Agreement or the transactions contemplated hereby; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Action based on, arising out of or relating to this Subscription Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Action in the Chosen Courts or that such Action was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Action based on, arising out of or relating to this Subscription Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each of the parties hereto agrees that a final judgment in any Action in the Chosen Courts shall be conclusive and may be enforced in other jurisdictions, either within or outside of the U.S., by suit on the judgment or in any other manner provided by applicable law. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. With respect to any Action for which it has submitted to jurisdiction pursuant to this Section 8(s), each party irrevocably consents to service of process in the manner provided for the giving of notices pursuant to Section 8(c). Nothing in this Section 8(s) shall affect the right of any party to serve process in any other manner permitted by law. The foregoing consent to jurisdiction shall not (x) constitute submission to jurisdiction or general consent to service of process in the State of Delaware for any purpose except with respect to any Action based on, arising out of or relating to this Subscription Agreement or the transactions contemplated hereby or (y) be deemed to confer rights on any person other than the parties.

(t) For the purposes of this Subscription Agreement:

(i) “Action” shall mean any demand, claim, charge, action, suit, investigation, proceeding (whether at law or in equity), hearing, inquiry, audit, examination petition, complaint, notice of violation, arbitration or other litigation or similar proceeding, whether arbitral, civil, criminal, administrative, investigative or appellate proceeding, commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel; and

(ii) “Governmental Authority” shall mean any (a) federal, state, provincial, local or other government (U.S. or non-U.S.), (b) any federal, state, provincial, local, or other governmental or supra-national entity, regulatory or administrative authority, taxing authority, agency, department, board, division, instrumentality or commission, educational agency, political party, body, or judicial or arbitral body, board, tribunal, or court (U.S. or non-U.S.), (c) any public international organization (e.g., the World Bank), (d) any industry self-regulatory authority or (e) any business, entity, or enterprise owned or controlled by any of the foregoing.

Annex F-22

(u) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto; except with respect to the provisions of this Subscription Agreement for which the Placement Agents are express third party beneficiaries.

(v) SPAC shall (i) by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue a press release disclosing the material terms of the transactions contemplated hereby, and (ii) file with the Commission a Current Report on Form 8-K disclosing all material terms of this Subscription Agreement, the Other Subscription Agreements and the transactions contemplated hereby and thereby, and the Transactions, and including as exhibits thereto, the form of this Subscription Agreement and the Other Subscription Agreement, within the time required by the Exchange Act. From and after the issuance of such press release, SPAC represents to the Subscriber that it shall have publicly disclosed all material, non-public information regarding SPAC, the Company or PubCo delivered to the Subscriber by or on behalf of the SPAC, the Company, PubCo or any of their respective officers, directors, employees or agents (including the Placement Agents) in connection with the transactions contemplated by this Subscription Agreement. Prior to the Closing, Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of SPAC, the Company and PubCo (such consent not to be unreasonably withheld or delayed). Notwithstanding anything in this Subscription Agreement to the contrary, each of SPAC, the Company and PubCo (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations, including in connection with the filing of a Registration Statement pursuant to Section 5(a), and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, in which case of clause (A) or (B), SPAC or PubCo, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by SPAC, the Company or PubCo for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). To the extent that any such information is publicly disclosed pursuant to the provisions hereunder, the parties agree that no further notice or consent is required for SPAC or PubCo to further disclose such information.

(w) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SPAC, the Company, PubCo or any of their respective affiliates or subsidiaries which may have been made or given by any Other Subscriber or investor, by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber, the Other Subscribers or other investors pursuant hereto or thereto shall be deemed to constitute Subscriber and any Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

Annex F-23

(x) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections or Annexes are to Sections or Annexes contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with United States generally accepted accounting principles, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive (i.e., unless context requires otherwise “or” shall be interpreted to mean “and/or” rather than “either/or”).

Section 9. Open-Market Purchases

9.01 In the event Subscriber elects to purchase SPAC Class A Ordinary Shares for its own account pursuant to open-market transactions at a price of less than the Redemption Price per share with third parties (the “Open-Market Purchase Shares”) after the date hereof and prior to the record date established for voting (the “Record Date”) at the extraordinary general meeting of shareholders of SPAC held to approve the Transactions (the “SPAC Shareholder Meeting”), and/or (ii) to the extent Subscriber elects to apply any SPAC Class A Ordinary Shares it beneficially owns as of the date of this Subscription Agreement (the “Currently Owned Shares”, with such number of Currently Owned Shares not to exceed the amount listed on the signature page hereto), the number of Subscribed Shares that Subscriber shall be obligated to purchase pursuant to this Subscription Agreement, may be reduced on a one-for-one basis, at Subscriber’s election, by up to the total number of Subscribed Shares subscribed for by Subscriber pursuant to the terms of this Subscription Agreement (the “Reduction Right”); in each case, subject to Subscriber agreeing, (i) with respect to the Open-Market Purchase Shares, to (A) not sell or otherwise transfer such Open-Market Purchase Shares prior to the consummation of the Transactions, (B) not vote any Open-Market Purchase Shares in favor of approving the Transactions and instead submit a proxy abstaining from voting thereon, and (C) to the extent it has the right to have any of its Open-Market Purchase Shares redeemed for cash in connection with the consummation of the Transactions, not exercise any such redemption rights (collectively, the “Open-Market Purchase Reduction Conditions”), and (ii) with respect to the Currently Owned Shares, to (A) not sell or otherwise transfer such Currently Owned Shares prior to the consummation of the Transactions, (B) vote all of its Currently Owned Shares in favor of approving the Transactions at the SPAC Shareholder Meeting, and (C) to the extent it has the right to have any of its Currently Owned Shares redeemed for cash in connection with the consummation of the Transactions, not exercise any such redemption rights (the “Currently Owned Shares Reduction Conditions”).

9.02 Subscriber shall, no later than one (1) Business Day after the Record Date, deliver a certificate (the “Certificate”) to SPAC, signed by Subscriber, certifying: (i) the number of Subscribed Shares for which Subscriber has elected to exercise its Reduction Right, including the number of Open-Market Purchase Shares and Currently Owned Shares so elected, and (ii)(x) with respect to any such Open-Market Purchase Shares, (1) the date of such Open-Market Purchase, (2) the price per share at which such Open-Market Purchase Shares were purchased by Subscriber, and (3) an affirmation that Subscriber has and will comply with the Open-Market Purchase Reduction Conditions, and (y) with respect to any such Currently Owned Shares, an affirmation that Subscriber has and will comply with the Currently Owned Shares Reduction Conditions. In the event that subsequent to exercising its Reduction Right, Subscriber desires to lower the number of Subscribed Shares subject to such reduction (i.e., increase the number of Subscribed Shares to be purchased pursuant to this Subscription Agreement), Subscriber may so amend the Certificate with the consent of SPAC. Notwithstanding anything to the contrary in the foregoing, no later than three (3) Business Days prior to the anticipated Closing Date as set forth in the Closing Notice, Subscriber shall reaffirm to the SPAC in writing that the certifications included in the Certificate are true and correct, and shall provide SPAC with such other information as it may reasonably request in order for SPAC to issue the Reduction Right Shares to Subscriber prior to the SPAC Merger including, without limitation, the legal name of the person in whose name the Reduction Right Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

[Signature pages follow]

Annex F-24

IN WITNESS WHEREOF, SPAC, the Company and PubCo have accepted this Subscription Agreement as of the date first set forth above.

CANTOR EQUITY PARTNERS II, INC.
By:
Name:
Title:

Address for Notices:

110 East 59th Street

New York, NY 10022

Email: [***]

Attention: Chief Executive Officer

with a copy (not to constitute notice) to:

Hughes Hubbard & Reed LLP
One Battery Park Plaza

New York, NY 10004-1482
Email: Javad.Husain@hugheshubbard.com;

michael.traube@hugheshubbard.com

Attention: Javad Husain; Michael Traube

and

Cantor Fitzgerald & Co.

110 East 59th Street

New York, New York 10022

Email: [***]

Attention: General Counsel

[Signature Page to Subscription Agreement]

Annex F-25

SECURITIZE, INC.
By:
	Name:	Carlos Domingo
	Title:	Authorized Person

Address for Notices:

c/o Securitize, Inc.

78 SW 7th Street

Miami, FL 33130

Attn: Carlos Domingo

Email: [***]

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue

New York, NY 10017
Attention: Joseph A. Hall; Derek Dostal; Daniel P. Gibbons
Email: joseph.hall@davispolk.com; derek.dostal@davispolk.com;

dan.gibbons@davispolk.com

[Signature Page to Subscription Agreement]

Annex F-26

SECURITIZE HOLDINGS, INC.
By:
	Name:	Carlos Domingo
	Title:	Authorized Person

Address for Notices:

c/o Securitize, Inc.

78 SW 7th Street

Miami, FL 33130

Attn: Carlos Domingo

Email: [***]

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue

New York, NY 10017
Attention: Joseph A. Hall; Derek Dostal; Daniel P. Gibbons
Email: joseph.hall@davispolk.com; derek.dostal@davispolk.com;

dan.gibbons@davispolk.com

[Signature Page to Subscription Agreement]

Annex F-27

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: _____________________	State/Country of Formation or Domicile: ____
By: __________________________________
Name: ________________________________
Title: _________________________________
Name in which Subscribed Shares are to be registered (if different):	Date: ________________
____________________________________
Subscriber’s EIN: _______________________
Entity Type (e.g., corporation, partnership, trust, etc.): ____________________________________
Business Address-Street:	Mailing Address-Street (if different):
____________________________________	__________________________________
City, State, Zip: ________________________	City, State, Zip: ______________________
Attn: ________________________________	Attn: ______________________________
Telephone No.: ________________________	Telephone No.: ______________________
Email for notices: _______________________	Email for notices (if different): ____________
Number of Shares subscribed for: ___________
Aggregate Purchase Price: $_______________

[Signature Page to Subscription Agreement]

Annex F-28

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber and constitutes a part of the Subscription Agreement.

1.           QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

2.           INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box, if applicable)

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an institutional “accredited investor.”

**AND**

3.           FINRA INSTITUTIONAL INVESTOR STATUS (Please check the box)

Subscriber is a “institutional investor” (as defined in FINRA Rule 2111).

**AND**

4.           AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER

is:

is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of SPAC, the Company or PubCo or acting on behalf of an affiliate of SPAC, the Company or PubCo.

Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

Annex F-29

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

**AND**

5.           FINRA INSTITUTIONAL ACCOUNT STATUS (Please check the box)

Subscriber is an “institutional account” under FINRA Rule 4512(c).

**AND**

6.           EEA QUALIFIED INVESTOR (Please check the applicable box)

Subscriber is a “qualified investor” (within the meaning of Article 2 of the EU Prospectus Regulation).

Subscriber is not a resident in a member state of the European Economic Area.

**AND**

7.           UK QUALIFIED INVESTOR (Please check the applicable box)

Subscriber is a “qualified investor” (within the meaning of Article 2 of the UK Prospectus Regulation) who is also (i) an investment professional falling within Article the Order; (ii) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (iii) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated.

Subscriber is not resident in the United Kingdom.

Annex F-30

This page should be completed by Subscriber and constitutes a part of the Subscription Agreement.

SUBSCRIBER:
Print Name:

By:
Name:
Title:

Annex F-31

Annex G

FINAL FORM

Form of Lock-Up Agreement

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [•], 2026 by and between Securitize Holdings, Inc., a Delaware corporation (“PubCo”), and the undersigned (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

WHEREAS, the Company, Cantor Equity Partners II, Inc., a Cayman Islands exempted company (“SPAC”), Senna Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of SPAC (“Company Merger Sub”) and Pinecrest Merger Sub, a Cayman Islands exempted company wholly-owned subsidiary of the Company, have entered into a Business Combination Agreement, dated as of October 27, 2025 (as amended from time to time on or prior to the date hereof, the “Business Combination Agreement”) pursuant to which, among other things: (i) SPAC will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving company and a direct wholly owned Subsidiary of PubCo (the “SPAC Merger”) and (ii) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned subsidiary of PubCo (the “Company Merger”, and together with the SPAC Merger, the “Mergers”);

WHEREAS, following the closing of the Mergers (the “Closing”), the Holder will be a holder of shares of PubCo Common Stock, par value $0.0001 (“PubCo Stock”), in the amount as set forth underneath Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the Business Combination Agreement and the transactions contemplated thereby and the Ancillary Documents, and in view of the valuable consideration to be received by Holder thereunder, the receipt and sufficiency of which is hereby acknowledged, the parties hereto desire to set forth herein certain understandings between such parties with respect to restrictions on transfer of any shares of PubCo Stock held by Holder immediately after the Closing and any other securities convertible into or exercisable or exchangeable for PubCo Stock held by Holder immediately after the Closing (collectively, the “Restricted Securities”).

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1.      Lock-Up Provisions.

(a)     Holder hereby agrees not to, without the prior written consent of PubCo, during the period commencing from the Closing Date and ending on the earlier of (i) the date that is one hundred and eighty (180) days from the Closing Date and (ii) with respect to all or a portion of the Restricted Securities (as applicable), on such earlier date of release as may be permitted in accordance with Section 1(b) below (the period beginning on the Closing Date and ending upon the earlier of clause (i) and (ii) being, the “Lock-Up Period”): (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Restricted Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce the intention to effect any transaction specified in clause (i) or (ii) (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). The foregoing sentence shall not apply to the transfer of any or all of the Restricted Securities owned by Holder (each, a “Permitted Transfer”): (I) in the case of an entity, transfers (A) to another entity that is an Affiliate of the Holder, (B) as part of a distribution to members, partners or stockholders of Holder and (C) to officers or directors of Holder, any Affiliate or family member of any of Holder’s officers or directors, or to any members, officers, directors or employees of Holder or any of its Affiliates; (II) in the case of an individual, transfers by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a

Annex G-1

member of one of the individual’s immediate family, an Affiliate of such person; (III) transfers to a charitable organization; (IV) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual; (V) in the case of an individual, transfers pursuant to a qualified domestic relations order; (VI) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (VII) transfers to satisfy any U.S. federal, state, or local income tax obligations of Holder (or its direct or indirect owners) to the extent necessary to cover any tax liability as a direct result of the Transactions; (VIII) transactions relating to PubCo Stock acquired in open market transactions after the Closing, provided, that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the Lock-Up Period; (IX) the exercise of any options to purchase PubCo Stock (which exercises may be effected on a cashless basis to the extent the instruments representing such options permit exercises on a cashless basis), but for the avoidance of doubt, any PubCo Stock received upon exercise of options, shall remain subject to the restrictions of this Agreement during the Lock-Up Period; (X) Transfers to PubCo to satisfy tax withholding obligations pursuant to PubCo’s equity incentive plans or arrangements; (XI) the establishment, at any time after the Closing, by a Holder of a trading plan providing for the sale of PubCo Stock that meets the requirements of Rule 10b5-1(c) under the Exchange Act (a “Trading Plan”); provided, however, that no sales of Restricted Securities shall be made by such Holder pursuant to such Trading Plan during the Lock-Up Period and no public announcement or filing is voluntarily made regarding such plan during the Lock-Up Period; [or] (XII) transfers made in connection with a liquidation, merger, share exchange or other similar transaction that results in all of PubCo’s stockholders having the right to exchange their PubCo Stock for cash, securities or other property subsequent to the Closing Date; [or (XIII) a pledge of a number of shares of PubCo Stock with a market value equal to no more than [$10.0 million] (calculated based on the [[volume weighted average/closing price] of a share of PubCo Stock on the principal exchange on which such securities are then listed or quoted (as reported on Bloomberg) as of or for the period required under the applicable lending agreement] in a transaction as collateral to secure his obligations in respect of the advance of cash to payoff the [CEO Promissory Note (including any amendments)] on the Closing Date between Holder (or his Affiliates), on the one hand, and a third party, on the other hand, for the benefit of such Holder and/or his Affiliates; provided, however, that during the Lock-Up Period such third party shall not be permitted to foreclose upon such PubCo Stock or otherwise be entitled to enforce its rights or remedies with respect to the PubCo Stock, including, without limitation, the right to vote, transfer or take title to or ownership of such PubCo Stock]1; provided, however, that it shall be a condition to any Permitted Transfer pursuant to clauses (I) through (VII) above that the transferee (a “Restricted Permitted Transferee”) executes and delivers to PubCo an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement. Holder further agrees to execute such agreements as may be reasonably requested by PubCo that are consistent with the foregoing or that are necessary to give further effect thereto. The restrictions set forth herein shall not restrict Holder from making a request for inclusion of its Restricted Securities in any registration statement pursuant to any registration rights agreement between PubCo and the Holder, provided that no public filing or public disclosure relating to such sale of securities is made during the Lock-Up Period.

(b)    A number of Restricted Securities shall be released and no longer subject to the transfer restrictions set forth in Section 1(a), in each case in the amounts and as otherwise set forth below (provided that with respect to the determination of whether any Release Threshold has been met, the thirty (30) Trading Day period used in any such determination may not commence until ninety (90) days after the Closing Date (the period from the ninetieth (90th) day after the Closing Date to the end of the Lock-Up Period, the “Lock-Up Trading Measurement Period”):

(i)     one-third (1/3) of the Restricted Securities held by a Holder will be released for transfer immediately if the volume weighted average price of a share of PubCo Stock on the principal exchange on which such securities are then listed or quoted (as reported on Bloomberg) is at

____________

1       To be included for C. Domingo lock up only.

Annex G-2

or above $15.00 (the “First Lock-Up Release Threshold”) for any twenty (20) Trading Days (which need not be consecutive) over a thirty (30) Trading Day period at any time during the Lock-Up Trading Measurement Period;

(ii)    one-third (1/3) of the Restricted Securities held by a Holder will be released for transfer immediately if the volume weighted average price of a share of PubCo Stock on the principal exchange on which such securities are then listed or quoted (as reported on Bloomberg) is at or above $17.50 (the “Second Lock-Up Release Threshold”) for twenty (20) Trading Days (which need not be consecutive) over a thirty (30) Trading Day period at any time during the Lock-Up Trading Measurement Period;

(iii)   one-third (1/3) of the Restricted Securities held by a Holder will be released for transfer immediately if the volume weighted average price of a share of PubCo Stock on the principal exchange on which such securities are then listed or quoted (as reported on Bloomberg) is at or above $20.00 (the “Third Lock-Up Release Threshold” and, together with the First Lock-Up Release Threshold and the Second Lock-Up Release Threshold, the “Release Thresholds”) for twenty (20) Trading Days (which need not be consecutive) over a thirty (30) Trading Day period at any time during the Lock-Up Trading Measurement Period; and

(iv)   if an Early Release Event occurs during the Lock-Up Period, then all of the Restricted Securities that have not been released for transfer shall be released for transfer immediately and no longer be subject to the transfer restrictions in Section 1(a), effective immediately prior to the consummation of such Early Release Event (and, for the avoidance of doubt, in such case the Lock-Up Period shall expire on the date of such Early Release Event). An “Early Release Event” means, any of the following: (1) if PubCo is merged, consolidated or reorganized with or into another Person, except for any such merger or consolidation in which the shares of PubCo Stock outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of the surviving or resulting corporation (or of a parent company thereof); (2) PubCo sells, leases, assigns, transfers, licenses or otherwise disposes of, in one or a series of related transactions, all or substantially all of the assets of PubCo and its Subsidiaries, taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more Subsidiaries of PubCo if substantially all of the assets of PubCo and its Subsidiaries taken as a whole are held by such Subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly-owned subsidiary of PubCo; (3) if PubCo shall engage in a “going private” transaction pursuant to Rule 13e-3 under the Exchange Act or otherwise ceases to be subject to reporting obligations under Sections 13 or 15(d) of the Exchange Act; or (4) if PubCo Stock (or any common or ordinary equity security that is the successor to such share of PubCo Stock) shall cease to be listed on a national securities exchange.

For the avoidance of doubt, the time period in respect of which any Release Threshold is calculated may run concurrently with (and/or may overlap any portion of such period with) the time periods in respect of which any other Release Thresholds are calculated (and need not run consecutively), so that multiple tranches of Restricted Securities may be released for transfer (and become no longer subject to the Transfer restrictions) concurrently with respect to the same period (or with respect to any such overlap between multiple time periods) in connection with the satisfaction of the Second Lock-Up Release Threshold or Third Lock-Up Release Threshold.

(c)     If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and PubCo shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, PubCo may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and each Restricted Permitted Transferee and assigns thereof) until the end of the Lock-Up Period.
Annex G-3

(d)    During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [•], 2026, BY AND BETWEEN THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e)     For the avoidance of any doubt, Holder shall retain all of its rights as a stockholder of PubCo during the Lock-Up Period, including the right to vote any Restricted Securities.

2.      Miscellaneous.

(a)     Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time without the prior written consent of PubCo in accordance with Section 2(g), except in accordance with the procedures set forth for transfers of Restricted Securities to Restricted Permitted Transferees in Section 1(a), and any such purported transfer shall be null and void. PubCo may freely assign any or all of its rights under this Agreement, other than the Sponsor’s rights under Section 2(g) in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(b)    Third Parties. Except for the rights of the Sponsor (or its assignee) as provided in Section 2(g), nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(c)     Governing Law; Jurisdiction; Specific Performance. Sections 11.6 and 11.7 of the Business Combination Agreement shall apply to this Agreement mutatis mutandis.

(d)    Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(e)     Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent,

Annex G-4

if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to PubCo, to:	With copies to (which shall not constitute notice):

c/o Securitize, Inc. 78 SW 7th Street Miami, FL 33130 Attn: Carlos Domingo Email: [***]

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Attention: Joseph A. Hall; Derek Dostal; Daniel P.

Gibbons

Email: joseph.hall@davispolk.com;

derek.dostal@davispolk.com;

dan.gibbons@davispolk.com

If to the Sponsor, to:	With copies to (which shall not constitute notice):
Cantor EP Holdings II, LLC 110 East 59th Street New York, NY 10022 Email: [***]	Hughes Hubbard & Reed LLP One Battery Park Plaza, 12th Floor New York, NY 10004 Attn: Michael Traube, Javad Husain Email: michael.traube@hugheshubbard.com, javad.husain@hugheshubbard.com
If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement.

(f)     Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of PubCo (in accordance with Section 2(g)) and Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(g)    Authorization on Behalf of PubCo. The parties acknowledge and agree that notwithstanding anything to the contrary contained in this Agreement, from and after the Closing, any and all determinations, actions or other authorizations under this Agreement on behalf of PubCo with respect to the approval of, or consent to, a Prohibited Transfer during the Lock-Up Period or any amendment or waiver of the Lock-Up Period, including any waivers or amendments of this Agreement or the provisions hereof that have the effect of amending or waiving any of the foregoing terms, shall be made, taken and authorized by, or as directed by Cantor EP Holdings II, LLC, a Delaware limited liability company (the “Sponsor”); provided that the Sponsor may, without being required to obtain the consent of any party hereto, assign all of its rights under this Agreement to any Affiliate of the Sponsor to whom the Sponsor’s shares of PubCo Stock are transferred after the Closing in compliance with any applicable contractual or legal requirements. Without limiting the foregoing, in the event that Holder or Holder’s Affiliate serves as a director, officer, employee or other authorized agent of PubCo or any of its current or future Affiliates, Holder and/or Holder’s Affiliate shall have no authority, express or implied, to act or make any determination on behalf of PubCo or any of its current or future Affiliates in connection with this Agreement or any dispute or Action with respect hereto. The Sponsor is an express third party beneficiary under this Agreement and is entitled to enforce its rights hereunder. When considering any request for a consent to a Prohibited Transfer, if there is sufficient liquidity in PubCo Shares and the price of PubCo Shares exceeds the Per Share Price under the PIPE Subscription Agreements, the Sponsor agrees that it will not withhold consent solely for the purposes of negotiating its affiliate’s economics or participation as a potential underwriter in such transaction.

Annex G-5

(h)    Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(i)     Entire Agreement. This Agreement, together with the Business Combination Agreement to the extent referred to herein, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Business Combination Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of PubCo or any of the rights, remedies or obligations of Holder under any other agreement between Holder and PubCo or any certificate or instrument executed by Holder in favor of PubCo, and nothing in any other agreement, certificate or instrument shall limit any of the rights, remedies or obligations of PubCo or any of the rights, remedies or obligations of Holder under this Agreement.

(j)     Further Assurances. From time to time, at another party’s reasonable request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(k)    Counterparts. This Agreement may be executed and delivered (including by electronic signature or by email in portable document form) in two or more counterparts and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

Annex G-6

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

PubCo:
Securitize Holdings, Inc.
By:
Name:	Carlos Domingo
Title:	Chief Executive Officer

{Additional Signature on the Following Page}

Annex G-7

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder:
Name of Holder:
By:
Name:
Title:

Number and Type of PubCo Stock [or Company Units] Owned:

PubCo Common Stock:

Address for Notice:

Address:

Facsimile No.:
Telephone No.:
Email:

Annex G-8

Annex H

EXECUTION VERSION

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of October 27, 2025, by and among Cantor EP Holdings II, LLC, a Delaware limited liability company (“Sponsor”), Cantor Equity Partners II, Inc., a Cayman Islands exempted company (“SPAC”), Securitize, Inc., a Delaware corporation (the “Company”), and Securitize Holdings, Inc., a Delaware corporation (“PubCo”). Capitalized terms used but not defined herein have the meanings assigned to them in the Business Combination Agreement by and among SPAC, the Company, PubCo, Senna Merger Sub, Inc. (“Company Merger Sub”) and Pinecrest Merger Sub (“SPAC Merger Sub”), dated as of October 27, 2025 (as may be amended from time to time, the “BCA”).

WHEREAS, as of the date of this Agreement, Sponsor owns 6,000,000 SPAC Class B Ordinary Shares (the “Founder Shares”) and 580,000 SPAC Class A Ordinary Shares (the “Private Placement Shares” and, together with the Founder Shares and any New Securities (as defined below) of which ownership of record or the power to vote is hereafter acquired by Sponsor prior to the termination of this Agreement, the “Sponsor Shares”);

WHEREAS, in connection with SPAC’s initial public offering (the “IPO”), SPAC, Sponsor and the then current officers and directors of SPAC entered into a letter agreement, dated as of May 1, 2025 (as amended, the “Insider Letter”), pursuant to which Sponsor agreed to certain voting requirements, transfer restrictions and waiver of redemption rights with respect to the SPAC Ordinary Shares owned by Sponsor;

WHEREAS, Article 17 of SPAC’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “SPAC Memorandum”) provides, among other matters, that the SPAC Class B Ordinary Shares will automatically convert into SPAC Class A Ordinary Shares upon the consummation of an initial business combination, subject to adjustment if additional SPAC Class A Ordinary Shares or Equity-linked Securities (as defined in the SPAC Memorandum) are issued or deemed issued in excess of the amounts sold in the IPO (the “Anti-Dilution Right”), excluding certain exempted issuances;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, the Company, PubCo, Company Merger Sub and SPAC Merger Sub are entering into the BCA, pursuant to which, upon the consummation of the transactions contemplated thereby, among other matters (a) SPAC will merge with and into SPAC Merger Sub (with SPAC Merger Sub surviving such merger as a direct wholly-owned subsidiary of PubCo) (the “SPAC Merger”) and (b) no earlier than two (2) hours following the completion of the SPAC Merger, Company Merger Sub will merge with and into the Company (with the Company surviving such merger as a direct wholly-owned subsidiary of PubCo) (the “Company Merger” and, together with the SPAC Merger and the other transactions contemplated by the BCA and the Ancillary Documents, the “Transactions”), upon the terms and subject to the conditions set forth therein; and

WHEREAS, as a condition and inducement to the Company’s and PubCo’s willingness to enter into the BCA and to consummate the transactions contemplated thereby, the Company and PubCo have required that Sponsor enter into this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto agree as follows:

1. Sponsor Voting Requirements.

(a) At any meeting of the SPAC Shareholders, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the SPAC Shareholders is sought, Sponsor shall (i) if a meeting is held, appear at each such meeting (in person or by proxy) or otherwise cause all of the Sponsor Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of the Sponsor Shares:

(i) in favor of each SPAC Shareholder Approval Matter;

(ii) against any SPAC Acquisition Proposal;

Annex H-1

(iii) against any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the Transactions);

(iv) against any change in the business of SPAC; and

(v) against any proposal, action or agreement involving SPAC that would or would reasonably be expected to (i) impede, interfere with, delay, postpone, frustrate, prevent or nullify any provision of this Agreement, the BCA or any Ancillary Document, (ii) result in a breach in any material respect of any covenant, representation, warranty or any other obligation or agreement of SPAC under the BCA or any Ancillary Document, (iii) result in any of the conditions in respect of obligations of SPAC set forth in Article VIII of the BCA not being fulfilled, or (iv) change in any manner the capitalization of, including the voting rights of any class of share capital of, SPAC (other than in connection with the SPAC Shareholder Approval Matters).

(b) Without limiting the generality of the foregoing, except as contemplated by the Insider Letter, the BCA, any Ancillary Document or the Transactions, Sponsor hereby agrees from and after the date hereof:

(i) not to deposit any of the Sponsor Shares in a voting trust or subject any of the Sponsor Shares to any arrangement or agreement with respect to the voting of such Sponsor Shares unless specifically requested to do so by the Company and SPAC in writing in connection with the BCA, the Ancillary Documents or the Transactions;

(ii) not to make a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) of any equity interests of other shareholders of SPAC against the SPAC Shareholder Approval Matters or for any SPAC Acquisition Proposal in connection with any vote of the shareholders of SPAC; and

(iii) not to commence or participate in any claim, derivative or otherwise, against the Company, SPAC or any of their respective Affiliates (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (B) alleging a breach of any fiduciary duty of the board of directors of SPAC in connection with this Agreement, the SPAC Shareholder Approval Matters, the BCA or the Transactions.

2. Enforcement of Insider Letter. During the Interim Period, for the benefit of the Company and PubCo, (a) Sponsor agrees that it shall fully comply with, and perform all of its obligations, covenants and agreements set forth in, the Insider Letter, including not redeeming its Sponsor Shares in connection with the Transactions and complying with the transfer restrictions with respect to the Founder Shares (subject to Section 9 of this Agreement) and Private Placement Shares, (b) SPAC agrees to enforce the Insider Letter in accordance with its terms (subject to Section 9 of this Agreement), and (c) each of Sponsor and SPAC agree not to amend, modify or waive any provision of the Insider Letter without the prior written consent of the Company and PubCo (not to be unreasonably withheld, delayed or conditioned).

3. New Shares. In the event that, during the Interim Period, (a) any SPAC Ordinary Shares or other equity securities of SPAC are issued to Sponsor in respect of the Founder Shares or the Private Placement Shares pursuant to the Anti-Dilution Right or any share dividend, share split, recapitalization, reclassification, combination or exchange of SPAC Ordinary Shares owned by Sponsor or otherwise, then such SPAC Ordinary Shares or other equity securities acquired or purchased by Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted Founder Shares or Private Placement Shares, as applicable, or (b) Sponsor (i) purchases or otherwise acquires beneficial ownership of any SPAC Ordinary Shares or other equity securities of SPAC, or (ii) acquires the right to vote any SPAC Ordinary Shares or other equity securities of SPAC (such SPAC Ordinary Shares or other equity securities of SPAC referred to in clauses (b)(i) and (ii), collectively the “New Securities”), then such New Securities acquired or purchased by Sponsor shall be subject to the terms set forth in Sections 1 and 2 to the same extent as if they constituted the Sponsor Shares.

4. Waiver of Anti-Dilution Protection. Sponsor, as the holder of all of the issued and outstanding SPAC Class B Ordinary Shares, solely in connection with and only for the purpose of the proposed Transactions, and subject to and conditioned upon the SPAC Closing and the Company Closing occurring, hereby, automatically and without any further actions by Sponsor, waives, to the fullest extent permitted by law, the Anti-Dilution Right, and agrees that the SPAC Class B Ordinary Shares (following the forfeiture and cancellation pursuant to Section 5) will convert into SPAC Class A Ordinary Shares only at the Initial Conversion Ratio (as defined in the SPAC Memorandum to be 1:1) in connection with the Transactions. This waiver shall be void and of no force and effect if the BCA is validly terminated in accordance with its terms immediately following such valid termination. All other terms related to the

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SPAC Class B Ordinary Shares shall remain in full force and effect, except as modified as set forth directly above or as contemplated by the BCA or the Ancillary Documents in connection with the consummation of the Transactions, which modification shall be effective only upon the consummation of the Transactions.

5. Forfeiture.

(a) Prior to the conversion of the SPAC Class B Ordinary Shares into SPAC Class A Ordinary Shares in accordance with the BCA, and solely in connection with and only for the purpose of the proposed Transactions, Sponsor shall, subject to and conditioned upon the SPAC Closing and the Company Closing occurring, automatically and irrevocably surrender and forfeit, for no consideration, as a contribution to capital to SPAC, the Sponsor Forfeiture Shares (as defined below). The Sponsor Forfeiture Shares shall be automatically and immediately cancelled by SPAC (and SPAC shall direct SPAC’s transfer agent, or such other intermediaries as appropriate, to take any and all such actions incident thereto). SPAC and Sponsor shall take such actions as are necessary to cause the Sponsor Forfeiture Shares to be retired and canceled, after which such Sponsor Forfeiture Shares shall no longer be issued and outstanding.

(b) For purposes of this Section 5 and this Agreement, the following capitalized terms shall have the following meanings:

“Adjusted Redemption Percentage” means a fraction equal to (a) the sum of (i) the number of SPAC Class A Ordinary Shares redeemed by SPAC Shareholders exercising Redemption Rights in connection with the Business Combination (pursuant to and in accordance with the SPAC Memorandum), multiplied by $10.00, minus (ii) the PIPE Excess Proceeds, divided by (b) $240,000,0000.

“PIPE Excess Proceeds” means (a) the aggregate amount of cash proceeds (prior to payment of any fees or expenses) from the PIPE Investments (which such amount shall include any proceeds deemed to be received in the PIPE in an amount equal to the product of (i) the sum of any Open-Market Purchase Shares and Currently Owned Shares in respect of which any PIPE Investors have elected to exercise their Reduction Right (as each such capitalized term is defined in the PIPE Subscription Agreements), to the extent permitted by, and in accordance with the terms and conditions of, the PIPE Subscription Agreements, multiplied by (ii) $10.00 per share), minus (b) $100,000,000.

“Sponsor Closing Shares” means a number of SPAC Class B Ordinary Shares equal to (a) 6,000,000 minus (b) the Sponsor Forfeiture Shares.

“Sponsor Forfeiture Additional Shares” means (a) in the event the Adjusted Redemption Percentage is greater than ninety percent (90%), a number of SPAC Class B Ordinary Shares equal to (i) (A) 6,000,000 minus (B) the Sponsor Forfeiture Base Shares, multiplied by (ii) seven and one-half percent (7.5%) and (b) in the event the Adjusted Redemption Percentage is less than or equal to ninety percent (90%), a number of SPAC Class B Ordinary Shares equal to zero (0).

“Sponsor Forfeiture Base Shares” means a number of SPAC Class B Ordinary Shares equal to (a) 1,800,000 multiplied by (b) the Adjusted Redemption Percentage.

“Sponsor Forfeiture Shares” means a number of SPAC Class B Ordinary Shares equal to (a) the Sponsor Forfeiture Base Shares plus (b) the Sponsor Forfeiture Additional Shares (in each case, if any).

6. Waiver and Release of Claims. Sponsor covenants and agrees as follows:

(a) Subject to and conditioned upon the SPAC Closing and the Company Closing, effective as of the SPAC Closing (and subject to the limitations set forth in paragraph (c) below), Sponsor, on behalf of itself and its Affiliates and its and their respective successors, assigns, representatives, administrators, executors and agents, and any other Person claiming by, through or under any of the foregoing (each a “Releasing Party” and, collectively, the “Releasing Parties” provided, for the avoidance of doubt, that SPAC shall not be deemed a Releasing Party hereunder), does hereby unconditionally and irrevocably release, waive and forever discharge SPAC, the Company, PubCo, Company Merger Sub and each of its and their past and present directors, officers, employees, agents, predecessors, successors, assigns, and Subsidiaries, from any and all past or present claims, demands, damages, debts, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) at or prior to the SPAC Closing (each a “Claim” and, collectively, the “Claims”); provided, however, that the release, waiver and discharge by Sponsor’s Affiliates is limited to Claims that arise from the Transactions.

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(b) Sponsor acknowledges that it may hereafter discover facts in addition to or different from those which it now knows or believes to be true with respect to the subject matter of this Agreement, and that it may hereafter come to have a different understanding of the Law that may apply to potential Claims which it is releasing hereunder, but it affirms that, except as is otherwise specifically provided herein, it is its intention to fully, finally and forever settle and release any and all Claims. In furtherance of this intention, Sponsor acknowledges that the releases contained herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional facts or different understandings of Law. Sponsor knowingly and voluntarily waives and releases any and all rights and benefits that Sponsor may now have, or in the future may have, under Section 1542 of the California Civil Code (or any analogous Law of any other jurisdiction), which reads as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

Sponsor understands that Section 1542, or a comparable Law of another jurisdiction, gives Sponsor the right not to release existing claims of which Sponsor is not aware, unless Sponsor voluntarily chooses to waive this right. Having been so apprised, Sponsor nevertheless hereby voluntarily elects to and does waive the rights described in Section 1542, or such other comparable Law, and elects to assume all risks for claims that exist, existed or may hereafter exist in his, her or its favor, known or unknown, suspected or unsuspected, arising out of or related to claims or other matters purported to be released pursuant to this Section 6, in each case, effective at the SPAC Closing. Sponsor acknowledges and agrees that the foregoing waiver is an essential and material term of the release provided pursuant to this Section 6 and that, without such waiver, the Company would not have agreed to the terms of this Agreement.

(c) Notwithstanding the foregoing provisions of this Section 6 or anything to the contrary set forth herein, the Releasing Parties do not release or discharge, and each Releasing Party expressly does not release or discharge, any Claims that arise under or are based upon the terms of any of the following (as they may be amended from time to time in accordance with their terms and the terms of the BCA): (i) this Agreement, (ii) any Ancillary Document to which Sponsor is a party, (iii) any letter of transmittal to which Sponsor is a party, (iv) any other document, certificate or Contract executed or delivered in connection with the BCA to which Sponsor is a party, (v) the New Registration Rights Agreement, (vi) any rights a Releasing Party has to indemnification from SPAC arising out of the Transactions, (vii) the Insider Letter, (viii) the Business Combination Marketing Agreement, dated May 1, 2025, by and between Cantor Fitzgerald & Co. (“CF&Co.”) and SPAC, (ix) the Underwriting Agreement, dated May 1, 2025 by and between CF&Co. and SPAC, (x) the Expense Advancement Agreement, dated as of May 1, 2025 by and between SPAC and Sponsor, the Sponsor Loan, the Sponsor Note, and any other promissory notes and/or expense advance agreements entered into by and between SPAC and Sponsor prior to the SPAC Closing without violation of the terms of the BCA, (xi) the letter agreement, dated as of October 10, 2025, by and between CF&Co. and SPAC, (xii) the letter agreement, dated as of September 25, 2025, by and among CF&Co., SPAC, the Company and Citigroup Global Markets Inc., (xiii) any subscription agreements entered into in connection with any PIPE Investment to which a Releasing Party may be a party, (xiv) any agreement entered into with respect to services provided by CF&Co. pursuant to any PIPE Investments (if any) to which a Releasing Party may be a party, or (xv) the SPAC Memorandum or any indemnity agreement of any director or officer of SPAC with SPAC with or for the benefit of a Releasing Party with respect to any Claims for indemnification, contribution, set-off, reimbursement or similar rights pursuant to any indemnification agreement or Organizational Documents of the Sponsor.

(d) Notwithstanding the foregoing provisions of this Section 6, nothing contained in this Agreement shall be construed as an admission by any party hereto of any liability of any kind to any other party hereto. Notwithstanding anything to the contrary contained herein, Sponsor (and each of its Affiliates other than SPAC), and SPAC shall be deemed not to be Affiliates of each other for purposes of this Section 6.

7. SPAC Loan Conversion. The parties hereby agree that, subject to and conditioned upon the SPAC Closing and the Company Closing, the aggregate of all amounts outstanding and due to Sponsor from SPAC as of the SPAC Closing under the SPAC Loans as set forth on the statement delivered by SPAC prior to the SPAC Closing pursuant to Section 7.19(a) of the BCA (the “SPAC Pre-Closing Statement”) shall be repaid in either cash or SPAC Class A Ordinary Shares at $10.00 per share as determined by Sponsor in the SPAC Pre-Closing Statement.

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8. Sponsor Earnout.

(a) Sponsor hereby agrees that, upon and subject to the SPAC Closing and the Company Closing, it will not Transfer (as such term is defined in the Insider Letter) the Sponsor Earnout Shares (as defined below) that Sponsor receives in the SPAC Merger in exchange for certain of its Sponsor Closing Shares (the Sponsor Earnout Shares, together with any equity securities paid as dividends or distributions with respect to such shares of PubCo Common Stock or into which such shares of PubCo Common Stock are exchanged or converted, in either case, after the SPAC Closing, the “Earnout Shares”), unless, until and to the extent that a Release Event (as defined below) has occurred with respect to such Earnout Shares; provided, that Sponsor may, subject to the terms and on the conditions set forth in Section 14(i), Transfer all or any portion of the Earnout Shares to any Person that qualifies as a permitted transferee under Section 6(c) of the Insider Letter (each, a “Permitted Transferee”) so long as, prior to and as a condition to the effectiveness of any such Transfer, such Person executes and delivers to SPAC, the Company and PubCo a joinder to this Agreement in the form attached hereto as Annex A; and provided, further, that the measurement period for determining whether a Release Event (as defined below) has occurred shall not begin until the ninetieth (90th) day following the Closing Date (such day, the “Measurement Period Start Date”). As used in this Agreement, the term “Sponsor Earnout Shares” means the number of shares of PubCo Common Stock received by Sponsor in the SPAC Merger equal to (i) (A) the number of Sponsor Closing Shares plus (B) the number of Sponsor Forfeiture Additional Shares (if any) multiplied by (ii) (A) in the event the Adjusted Redemption Percentage is less than or equal to ninety percent (90%), a percentage equal to thirty percent (30%), and (B) in the event the Adjusted Redemption Percentage is greater than ninety percent (90%), a percentage equal to twenty-two and one-half percent (22.5%).

(b) In the event that a Release Event has not occurred on or prior to the date which is five (5) years following the SPAC Closing Date (the “Termination Date” and, the period from the Measurement Period Start Date until and including the Termination Date, the “Earnout Period”) with respect to all of the Earnout Shares, Sponsor hereby agrees to the cancellation of any of its Earnout Shares that have not been subject to a Release Event. In order to effectuate such cancellation in the event that a Release Event has not been achieved by the Termination Date, Sponsor shall promptly deliver its Earnout Shares that have not been subject to a Release Event to PubCo in certificated or book-entry form (at the election of Sponsor) for cancellation by PubCo.

(c) The share certificates representing the Earnout Shares shall contain a legend relating to transfer restrictions imposed by this Section 8 and the risk of cancellation associated with the Earnout Shares. PubCo will cause its transfer agent to remove such legend as promptly as practicable, but in any event within three (3) Business Days, after the written request by Sponsor following a Release Event with respect to such Earnout Shares. Until and unless the Earnout Shares are released to PubCo for cancellation, Sponsor will have full ownership rights to the Earnout Shares, including the right to vote such shares and to receive dividends and distributions paid in cash thereon; provided, however, that Earnout Shares are deemed to include all distributions payable thereon in stock or other non-cash property (“Non-Cash Dividends”), and such Non-Cash Dividends (to the extent attributable to Earnout Shares that are cancelled pursuant to this Section 8) shall be forfeited by Sponsor in accordance with the terms governing cancellation of Earnout Shares in this Section 8.

(d) Pursuant to, and in accordance with this Agreement, the Earnout Shares shall vest and no longer be subject to cancellation as follows (each, as applicable to the relevant Earnout Shares, a “Release Event”):

(i) one-third (1/3) of the Earnout Shares will vest and no longer be subject to cancellation if the volume weighted average price of a share of PubCo Common Stock (or of any common or ordinary equity security that is the successor to such share of PubCo Common Stock (together with the PubCo Common Stock, the “Public Common Stock”)) on the principal exchange on which such securities are then listed or quoted is at or above $12.50 (the “First Price Threshold”) for any twenty (20) Trading Days (which need not be consecutive) over a thirty (30) Trading Day period at any time during the Earnout Period (as reported on Bloomberg);

(ii) one-third (1/3) of the Earnout Shares will vest and no longer be subject to cancellation if the volume weighted average price of a share of Public Common Stock on the principal exchange on which such securities are then listed or quoted is at or above $15.00 (the “Second Price Threshold”) for twenty (20) Trading Days (which need not be consecutive) over a thirty (30) Trading Day period at any time during the Earnout Period (as reported on Bloomberg);

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(iii) one-third (1/3) of the Earnout Shares will vest and no longer be subject to cancellation if the volume weighted average price of a share of Public Common Stock on the principal exchange on which such securities are then listed or quoted is at or above $17.50 (the “Third Price Threshold” and, together with the First Price Threshold and the Second Price Threshold, the “Price Thresholds”) for twenty (20) Trading Days (which need not be consecutive) over a thirty (30) Trading Day period at any time during the Earnout Period (as reported on Bloomberg); and

(iv) if any of the Price Thresholds shall be achieved on or prior to the Termination Date, then within three (3) Business Days following the achievement of each applicable Price Threshold, PubCo shall cause its transfer agent to, upon receipt of written notice from Sponsor and PubCo, certifying that the applicable Price Threshold have been achieved, release the Earnout Shares to Sponsor;

(v) for the avoidance of doubt, in the event a Release Event has occurred on or prior to the Termination Date, but the shares of Public Common Stock to be released in accordance with such Release Event pursuant to Sections 8(d)(i), 8(d)(ii) and/or 8(d)(iii) have not yet been released by the transfer agent by the end of the Termination Period, the Earnout Shares to be released in connection with the occurrence of such Release Event shall be released to Sponsor pursuant to Section 8(d)(iv) even if such issuance occurs after the end of the Earnout Period; and

(vi) if an Early Release Event occurs prior to the Termination Date, then all of the Earnout Shares that have not yet vested will vest and no longer be subject to forfeiture or the transfer restrictions in this Section 8, effective immediately prior to the consummation of such Early Release Event.

For the avoidance of doubt, the time period in respect of which any Price Threshold is calculated may run concurrently with (and/or may overlap any portion of such period with) the time periods in respect of which any other Price Thresholds are calculated (and need not run consecutively), so that multiple tranches of Earn-Out Shares may vest (and become no longer subject to cancellation) concurrently with respect to the same time period (or with respect to any such overlap between multiple time periods) in connection with the satisfaction of the Second Price Threshold or Third Price Threshold.

(e) For purposes of this Section 8, an “Early Release Event” means any of the following: (1) if PubCo is merged, consolidated or reorganized with or into another Person except for any such merger or consolidation in which the shares of Public Common Stock outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of the surviving or resulting corporation (or of a parent company thereof); (2) PubCo sells, leases, assigns, transfers, licenses or otherwise disposes of, in one or a series of related transactions, all or substantially all of the assets of PubCo and its Subsidiaries, taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more Subsidiaries of PubCo if substantially all of the assets of PubCo and its Subsidiaries taken as a whole are held by such Subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly-owned subsidiary of PubCo; (3) if PubCo shall engage in a “going private” transaction pursuant to Rule 13e-3 under the Exchange Act or otherwise ceases to be subject to reporting obligations under Sections 13 or 15(d) of the Exchange Act; or (4) if PubCo Common Stock or other Public Common Stock shall cease to be listed on a national securities exchange; and (B) “Trading Day” means any day on which the shares of Public Common Stock are actually traded on the principal exchange on which such securities are then listed or quoted.

(f) The Price Thresholds and the applicable number of Earnout Shares released for each applicable Release Event shall be subject to equitable adjustment for share splits, share dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Public Common Stock after the SPAC Closing and the Company Closing, as applicable. For avoidance of doubt, share dividends include the fair market value of any securities or other assets paid or payable by PubCo or any successor public company to holders of Public Common Stock.

9. Lock-Up.

(a) Sponsor hereby agrees that, upon and subject to the SPAC Closing, it shall not Transfer any shares of PubCo Common Stock issued to Sponsor at the SPAC Closing into which the Founder Shares are converted pursuant to Sections 2.7(a)(i) and 2.7(a)(ii) of the BCA (the “Lock-Up Shares”) until the earlier of: (i) the date that is one hundred and eighty (180) days from the SPAC Effective Time and (ii) with respect to all or a portion of the

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Lock-Up Shares (as applicable), on such earlier date of release as may be permitted in accordance with Section 9(c) below (the period beginning on the SPAC Closing Date and ending upon the earlier of clause (i) and (ii) being, the “Lock-Up Period”).

(b) Notwithstanding the foregoing Section 9(a), Sponsor may Transfer the Lock-Up Shares to a Permitted Transferee prior to expiry of the Lock-Up Period, provided such transferee agrees in writing to be bound by the terms of this Section 9.

(c) A certain number of Lock-Up Shares shall be released for Transfer and no longer subject to the Transfer restrictions set forth in Section 9(a), in each case as set forth below (provided that with respect to the determination of whether any Release Threshold has been met, the thirty (30) Trading Day period used in any such determination may not commence until ninety (90) days after the SPAC Closing (the period from the ninetieth (90th) day after the SPAC Closing to the end of the Lock-Up Period, the “Lock-Up Trading Measurement Period”):

(i) one-third (1/3) of the Lock-Up Shares will be released for Transfer immediately if the volume weighted average price of a share of Public Common Stock on the principal exchange on which such securities are then listed or quoted (as reported on Bloomberg) is at or above $12.50 (the “First Lock-Up Release Threshold”) for any twenty (20) Trading Days (which need not be consecutive) over a thirty (30) Trading Day period at any time during the Lock-Up Trading Measurement Period;

(ii) one-third (1/3) of the Lock-Up Shares will be released for Transfer immediately if the volume weighted average price of a share of Public Common Stock on the principal exchange on which such securities are then listed or quoted (as reported on Bloomberg) is at or above $15.00 (the “Second Lock-Up Release Threshold”) for twenty (20) Trading Days (which need not be consecutive) over a thirty (30) Trading Day period at any time during the Lock-Up Trading Measurement Period;

(iii) one-third (1/3) of the Lock-Up Shares will be released for Transfer immediately if the volume weighted average price of a share of Public Common Stock on the principal exchange on which such securities are then listed or quoted (as reported on Bloomberg) is at or above $17.50 (the “Third Lock-Up Release Threshold” and, together with the First Lock-Up Release Threshold and the Second Lock-Up Release Threshold, the “Release Thresholds”) for twenty (20) Trading Days (which need not be consecutive) over a thirty (30) Trading Day period at any time during the Lock-Up Trading Measurement Period; and

(iv) if an Early Release Event occurs during the Lock-Up Period, then all of the Lock-Up Shares that have not been released for Transfer shall be released for Transfer immediately and no longer be subject to the Transfer restrictions in this Section 9, effective immediately prior to the consummation of such Early Release Event (and, for the avoidance of doubt, in such case the Lock-Up Period shall expire on the date of such Early Release Event).

For the avoidance of doubt, the time period in respect of which any Release Threshold is calculated may run concurrently with (and/or may overlap any portion of such period with) the time periods in respect of which any other Release Thresholds are calculated (and need not run consecutively), so that multiple tranches of Lock-Up Shares may be released for Transfer (and become no longer subject to the Transfer restrictions) concurrently with respect to the same period (or with respect to any such overlap between multiple time periods) in connection with the satisfaction of the Second Lock-Up Release Threshold or Third Lock-Up Release Threshold.

(d) The share certificates (if any are issued) representing the Lock-Up Shares shall be stamped or otherwise imprinted with, and each book-entry account evidencing any Lock-Up Shares must bear, a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER, DIVIDENDS AND OTHER RIGHTS SET FORTH IN SECTION 9 OF THE SPONSOR SUPPORT AGREEMENT, DATED AS OF OCTOBER 27, 2025, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED FROM TIME TO TIME. A COPY OF SUCH SPONSOR SUPPORT AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e) PubCo will cause its transfer agent to remove such legend as promptly as practicable, but in any event within three (3) Business Days, following the expiration of the Lock-Up Period (with respect to all or any portion of Lock-Up Shares, as applicable).

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(f) This Section 9 shall supersede Section 6 of the Insider Letter, which Section 6 of the Insider Letter (other than Section 6(b) with respect to the Private Placement Shares) shall be of no further force or effect upon the beginning of the Lock-up Period.

10. Representations and Warranties of Sponsor. Except as set forth in the SEC Reports or in any Schedule 13D, or any amendment thereto, filed by Sponsor with the SEC that are available prior to the date of this Agreement on the SEC’s website through EDGAR ((it being acknowledged that nothing disclosed in such SEC Reports or Schedule 13D (or any amendment thereto) will be deemed to modify or qualify the representations and warranties set forth in Sections 10(a), (c) and (f)), Sponsor represents and warrants to the Company and to PubCo, as follows:

(a) Authorization. Sponsor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and the execution, delivery and performance of this Agreement by Sponsor and the consummation by Sponsor of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Sponsor and no other proceedings on the part of Sponsor or Sponsor’s equityholders are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby except as have been obtained prior to the date of this Agreement. This Agreement has been duly and validly executed and delivered by Sponsor, and assuming the due execution and delivery by the Company, PubCo and SPAC, constitutes the legal, valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with its terms, subject to the Enforceability Exceptions.

(b) Consents and Approvals; No Violations.

(i) The execution, delivery and performance of this Agreement by Sponsor and the consummation by Sponsor of the transactions contemplated hereby do not and will not require any filing or registration with, notification to, or authorization, permit, license, declaration, Order, Consent of, or other action by or in respect of, any Governmental Authority or Nasdaq on the part of Sponsor.

(ii) The execution, delivery and performance by Sponsor of this Agreement and the consummation by Sponsor of the transactions contemplated by this Agreement do not and will not (A) conflict with or violate any provision of the Organizational Documents of Sponsor, (B) conflict with or violate any Law applicable to Sponsor or by which any property or asset of Sponsor is bound, (C) require any consent or notice, or result in any violation or breach of, or conflict with, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, result in the loss of any benefit under, or result in the triggering of any payments pursuant to, any of the terms, conditions or provisions of any Contract to which Sponsor is a party or by which any of Sponsor’s properties or assets are bound or any Law applicable to Sponsor or Sponsor’s properties or assets, or (D) result in the creation of any Lien on any property or asset of Sponsor, except in the case of clauses (B), (C) and (D) above as would not reasonably be expected, either individually or in the aggregate, to impair in any material respect the ability of Sponsor to timely perform its obligations hereunder or consummate the transactions contemplated hereby.

(c) Ownership of Founder Shares and Private Placement Shares. As of the date of this Agreement, (i) Sponsor is the sole record and beneficial owner of the Founder Shares and the Private Placement Shares, free and clear of all Liens (other than Liens arising under applicable securities Laws, this Agreement and the Insider Letter), (ii) Sponsor has the sole voting power with respect to the Founder Shares and the Private Placement Shares, (iii) Sponsor has not entered into any voting agreement (other than this Agreement and the Insider Letter) with or granted any Person any proxy (revocable or irrevocable) with respect to the Founder Shares and the Private Placement Shares, (iv) there is no limitation on Sponsor’s ability to sell or otherwise dispose of the Founder Shares and the Private Placement Shares other than restrictions arising under applicable securities Laws, this Agreement and the Insider Letter, (v) the Founder Shares and the Private Placement Shares are the only equity securities in SPAC owned of record by Sponsor and (vi) Sponsor does not hold or own any rights to acquire (directly or indirectly) any Equity Interests of SPAC or any Equity Interests convertible into, or which can be exchanged for, Equity Interests of SPAC, other than as set forth in this Agreement or the Sponsor Loan, the Sponsor Note or as described in the SEC Reports.

(d) Contracts with SPAC. Except for the Contracts described in Section 6(c) or otherwise disclosed in the SPAC Disclosure Schedules, none of Sponsor or any of the Affiliates of Sponsor is a party to, or has any rights with respect to or arising from, any Contract with SPAC. For the purposes of this Agreement, “Knowledge” of Sponsor shall have the meaning ascribed thereto in clause (c) of such definition under the BCA, applied to Sponsor as if it had been a Party thereunder, mutatis mutandis.

Annex H-8

(e) Litigation. There is no Action pending, or, to the Knowledge of Sponsor, threatened Action against Sponsor, or, to the Knowledge of Sponsor, any of its directors, managers, officers or employees (in their capacity as such) or otherwise affecting Sponsor or its assets, including any condemnation or similar proceeding, nor is any Order outstanding against or involving Sponsor, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to (i) have a Material Adverse Effect (as defined below) on Sponsor or (ii) impair in any material respect the ability of Sponsor to timely perform its obligations hereunder or consummate the transactions contemplated hereby. There is no unsatisfied judgment or open injunction binding upon Sponsor that would, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect on Sponsor or (ii) impair in any material respect the ability of Sponsor to timely perform its obligations hereunder or consummate the transactions contemplated hereby. There is no Action that Sponsor has pending against any other Person. Sponsor is not subject to any Governmental Orders of any Governmental Authority, nor are any such Governmental Orders pending. For the purposes of this Agreement, a “Material Adverse Effect” shall mean a SPAC Material Adverse Effect as applied to Sponsor, this Agreement and the Transactions contemplated hereby, mutatis mutandis.

(f) Finders and Brokers. Except as set forth on Section 4.15 of the SPAC Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from Sponsor, SPAC, the Company or PubCo, or any of their respective Affiliates, in connection with the Transactions based upon arrangements made by or on behalf of Sponsor, SPAC or any of their respective Affiliates.

(g) Acknowledgment. Sponsor understands and acknowledges that each of SPAC, the Company and PubCo is entering into the BCA in reliance upon Sponsor’s execution and delivery of this Agreement.

11. Further Assurances. Sponsor hereby agrees that it shall, from time to time, (a) execute and deliver, or cause to be executed and delivered, such Ancillary Documents as may be necessary to satisfy any condition to the SPAC Closing under the BCA, in substantially the form previously provided to Sponsor as of the date of this Agreement, and (b) undertake commercially reasonable efforts to (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments, and (ii) take, or cause to be taken, such actions, and do, or cause to be done, and assist and cooperate with the other parties in doing such things, in each case, as are reasonably necessary for the purpose of effectively carrying out the Transactions.

12. Other Covenants.

(a) Binding Effect of the BCA. Sponsor hereby acknowledges that it has read the BCA and this Agreement and has had the opportunity to consult with its tax and legal advisors. Sponsor hereby agrees (i) to be bound by and comply with Sections 7.9 (No Solicitation), 7.15 (Public Announcements) and 7.16 (Confidential Information) of the BCA (and any relevant definitions contained in any such Sections of the BCA) as if Sponsor was an original signatory to the BCA with respect to such provisions to the same extent as such provisions apply to SPAC, and (ii) that Sponsor shall provide to (A) SPAC and its Representatives any information regarding Sponsor or the Sponsor Shares that is reasonably requested by SPAC or its Representatives and is required in order for SPAC to comply with Sections 7.6 (SPAC Public Filings), 7.12 (Regulatory Approvals), 7.13 (Further Assurances) and 7.14 (The Registration Statement) of the BCA (and any relevant definitions contained in any such Sections of the BCA) and (B) to PubCo and its Representatives any information regarding Sponsor or the Sponsor Shares that is reasonably requested by PubCo or its Representatives and is required in order for PubCo to comply with Section 7.14 (The Registration Statement) of the BCA (and any relevant definitions contained in any such Sections of the BCA).

(b) Disclosure. Sponsor hereby authorizes PubCo and SPAC to publish and disclose in any announcement or disclosure, in each case, required by the SEC, Nasdaq or any other Qualified Stock Exchange, as applicable (including all documents and schedules filed with the SEC in connection with the foregoing, including the Proxy/Registration Statement), Sponsor’s identity and ownership of the SPAC Ordinary Shares and the nature of Sponsor’s commitments and agreements under this Agreement, the BCA, the Ancillary Documents and any other agreements to the extent such disclosure is required by applicable securities Laws, the SEC, Nasdaq or any other Qualified Stock Exchange, as applicable; provided that the content of any such disclosure shall require the prior written consent of Sponsor (not to be unreasonably withheld, delayed or conditioned).

Annex H-9

13. Waiver of Dissenters’ Rights. Sponsor hereby irrevocably and unconditionally waives, and agrees to cause to be waived and not to exercise or assert, any dissenters’ rights under Section 238 of the Cayman Act and any other similar statute in connection with the SPAC Merger, the BCA and the Transactions.

14. General.

(a) Termination. This Agreement shall terminate on the earlier to occur of (i) the mutual written agreement signed by each of the parties hereto, (ii) the SPAC Closing; provided that all provisions of this Agreement relating to the Earnout Shares shall continue until such time that none of the Earnout Shares remain subject to the terms and conditions of Section 8 and all the provisions relating to the Lock-Up Shares shall continue until such time that none of the Lock-Up Shares remain subject to the terms and conditions of Section 9, or (iii) at such time, if any, as the BCA is terminated in accordance with its terms prior to the SPAC Closing (the earliest of (i), (ii) and (iii), the “Expiration Time”), and upon such termination this Agreement shall be null and void and of no effect whatsoever, and the parties hereto shall have no obligations under this Agreement; provided, however, that no termination of this Agreement shall relieve or release a party from any obligations or liabilities for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such party, in either case, prior to termination of this Agreement. Notwithstanding the foregoing, Sections 2, 4, 5, 6, 11 and this Section 14 shall survive any termination of this Agreement pursuant to clause (ii) of the immediately preceding sentence in accordance with their terms.

(b) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery (a) in person, (b) by email (without receiving notice of non-receipt or other “bounce-back”), (c) by reputable, nationally recognized overnight courier service or (d) by registered or certified mail, pre-paid and return receipt requested; provided, however, that notice given pursuant to clauses (c) and (d) above shall not be effective unless a duplicate copy of such notice is also given in person or by email (without receiving notice of non-receipt or other “bounce-back”); in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

if to SPAC (prior to the SPAC Closing), to it at:
Cantor Equity Partners II, Inc.
110 East 59th Street
New York, NY 10022
Attention:	Chief Executive Officer
Email:	[***]
if to Sponsor, to it at:
Cantor EP Holdings II, LLC
110 East 59th Street
New York, NY 10022
Attention:	Chief Executive Officer
Email:	[***]
if to the Company, PubCo or, after the SPAC Closing, SPAC, to it at:
c/o Securitize, Inc.
78 SW 7th Steet
Miami, FL 33130
Attention:	Carlos Domingo
Email:	[***]

(c) Entire Agreement. This Agreement (together with the other Ancillary Documents, the BCA and each of the other documents and the instruments referred to herein, to the extent incorporated herein) embody the entire agreement and understanding of the parties in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the parties to this Agreement with respect to the subject matter contained herein.

Annex H-10

(d) Waiver of Claims Against Trust; Governing Law; Jurisdiction; Specific Performance. Sections 10.1, 11.6 and 11.7 of the BCA shall apply to this Agreement mutatis mutandis.

(e) Remedies. The rights, powers, privileges and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers, privileges or remedies provided by Law except as otherwise expressly provided. Nothing in this Section 14(e) shall have the effect of excluding or limiting any liability for or remedy in respect of a Fraud Claim.

(f) Amendment. Subject to the provisions of applicable Law, this Agreement may be amended, supplemented or modified only (a) prior to the SPAC Closing, by execution of a written instrument signed by each of PubCo, the Company, SPAC, SPAC Merger Sub and Company Merger Sub and (b) after the SPAC Closing, by execution of a written instrument signed by PubCo and Sponsor.

(g) Waiver. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(h) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(i) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise (a) prior to the SPAC Closing without the prior written consent of SPAC, PubCo, and the Company and (b) after the SPAC Closing without the prior written consent of Sponsor. Any assignment without such consent shall be null and void; provided, that in the event that Sponsor transfers any of the Founder Shares or the Private Placement Shares to any Permitted Transferee, Sponsor shall, by providing notice to SPAC and the Company prior to such transfer, transfer its rights and obligations under this Agreement with respect to such Founder Shares and/or Private Placement Shares to such Permitted Transferee so long as such Permitted Transferee (other than a Permitted Transferee pursuant to Section 6(c)(vi) of the Insider Letter) agrees in writing to be bound by the terms and conditions of this Agreement. Any purported assignment in violation of this Section 14(h) shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the undersigned and their respective successors and permitted assigns.

(j) Costs and Expenses. Subject to Section 11.5 of the BCA, each party hereto will pay its own costs and expenses (including legal, accounting and other fees) relating to the negotiation, execution, delivery and performance of this Agreement.

(k) No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. Without in any way limiting the rights or obligations of any party hereto under this Agreement, prior to the SPAC Closing, (i) no party shall have the power by virtue of this Agreement to control the activities and operations of any other and (ii) no party shall have any power or authority by virtue of this Agreement to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 14(k).

(l) Capacity as Shareholder. Sponsor signs this Agreement solely in its capacity as a shareholder of SPAC, and not in its capacity as a director (including “director by deputization”), officer or employee of SPAC, if applicable. Nothing herein shall be construed to (i) restrict, limit, prohibit or affect any actions or inactions by Sponsor or any representative of Sponsor, as applicable, serving in the capacity of a director or officer of SPAC,

Annex H-11

acting in such Person’s capacity as a director or officer of SPAC (it being understood and agreed that the BCA contains provisions that govern the actions or inactions by the directors and officers of SPAC with respect to the Transactions) or (ii) prohibit, limit or restrict the exercise of any fiduciary duties as director or officer of SPAC that is otherwise permitted by, and done in compliance with, the terms of the BCA (and in each case of clauses (i) and (ii), without limiting Sponsor’s obligations hereunder in its capacity as a shareholder of SPAC).

(m) Affiliates. In this Agreement, the term “Affiliates,” when used with respect to a particular Person, means any other Person directly or indirectly controlling, controlled by or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made, whether through one or more intermediaries or otherwise, and the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. Notwithstanding the foregoing, (i) Affiliates of Sponsor shall only include Cantor Fitzgerald & Co. and Persons directly or indirectly controlled by Cantor Fitzgerald & Co., and Sponsor and SPAC (and each of their respective Affiliates) shall be deemed not to be Affiliates of each other for purposes of this Agreement and (ii) no private investment fund (or similar vehicle) or business development company, or any other investment account, fund, vehicle or other client advised or sub-advised by Sponsor or by Sponsor’s Affiliates or any portfolio companies thereof shall be deemed to be an Affiliate of Sponsor, except to the extent any such Person is expressly requested or directed by Sponsor to take any action which would constitute a breach of this Agreement if taken by Sponsor, and such Person actually takes such prohibited action (it being understood and agreed that this Agreement shall not otherwise apply to, or be binding on, any Persons described in this clause (ii)).

(n) No Recourse. Neither SPAC nor any of the past, present or future SPAC Shareholders (other than Sponsor or any Permitted Transferee thereof), nor any director, officer, employee, member, partner, shareholder or other owner (whether direct or indirect), Affiliate, agent, attorney or representative of Sponsor, shall have any obligation or liability for the obligations or liabilities of Sponsor under this Agreement. Without limiting the foregoing, this Agreement may only be enforced against the persons or entities that have executed and delivered a counterpart to this Agreement.

(o) Headings; Interpretation. The headings and subheadings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “hereof,” “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; (iv) the term “or” means “and/or”; (v) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if”; and (vi) references to “written” or “in writing” include in electronic form. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. All references in this Agreement to shares of the SPAC being forfeited shall take effect as surrenders for no consideration of such shares as a matter of Cayman Islands law.

(p) Counterparts. This Agreement may be executed in two or more counterparts, and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

[Signature Page Follows]

Annex H-12

IN WITNESS WHEREOF, the parties hereto have executed this Sponsor Support Agreement as of the date first written above.

SPONSOR:
CANTOR EP HOLDINGS II, LLC
By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer
SPAC:
CANTOR EQUITY PARTNERS II, INC.
By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex H-13

IN WITNESS WHEREOF, the parties hereto have executed this Sponsor Support Agreement as of the date first written above.

COMPANY:
SECURITIZE, INC.
By:	/s/ Carlos Domingo
Name:	Carlos Domingo
Title:	Chief Executive Officer
PUBCO:
SECURITIZE HOLDINGS, INC.
By:	/s/ Carlos Domingo
Name:	Carlos Domingo
Title:	President & Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex H-14

Annex A

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Sponsor Support Agreement, dated as of [ ], 2025 (as amended, supplemented or otherwise modified from time to time, the “Agreement”), by and among Cantor EP Holdings II, LLC, a Delaware limited liability company (“Sponsor”), Cantor Equity Partners II, Inc., a Cayman Islands exempted company (“SPAC”), Securitize, Inc., a Delaware corporation (the “Company”), and Securitize Holdings, Inc., a Delaware corporation (“PubCo”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to Section 8 of the Agreement as if it were the “Sponsor” thereunder as of the date hereof and shall have all of the rights and obligations of Sponsor with respect to Section 8 of the Agreement as if it had executed the Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date:
By:
Name:
Title:
Address for Notices:
With copies to:

[Annex A to Sponsor Support Agreement]

Annex H-15

Annex I

EXECUTION VERSION

SHAREHOLDER SUPPORT AGREEMENT

This SHAREHOLDER SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of October 27, 2025 by and among the persons identified on Schedule I hereto (each, a “Shareholder” and collectively the “Shareholders”), Cantor Equity Partners II, Inc., a Cayman Islands exempted company (“SPAC”), Securitize Holdings, Inc., a Delaware corporation (“PubCo”), and Securitize, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein have the meanings assigned to them in that certain Business Combination Agreement, dated as of October 27, 2025 (as amended from time to time, the “BCA”), by and among SPAC, the Company, PubCo, Senna Merger Sub, Inc., a Delaware corporation and wholly-owned Subsidiary of SPAC (“Company Merger Sub”), and Pinecrest Merger Sub, a Cayman Islands exempted company and wholly-owned Subsidiary of PubCo (“SPAC Merger Sub”).

RECITALS

WHEREAS, each Shareholder owns the number and type (class or Series) of shares of Company Stock and Company Convertible Securities (or other Company Equity Awards) set forth opposite the name of such Shareholder on Schedule I (collectively, together with all other securities of the Company that such Shareholder purchases or otherwise acquires beneficial or record ownership of or becomes entitled to vote during the Restricted Period (as defined below), including by reason of any share split, share dividend, distribution, reclassification, recapitalization, conversion or other transaction, or pursuant to the exercise of options or warrants to purchase such shares or rights or the conversion of any Company Convertible Securities or other Equity Interests of the Company, the “Shareholder Shares”);

WHEREAS, the Company Board has approved this Agreement and the execution, delivery and performance thereof by the parties hereto;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, the Company, PubCo, Company Merger Sub and SPAC Merger Sub are entering into the BCA, which provides for, among other things, the merger of SPAC with and into SPAC Merger Sub (the “SPAC Merger”) (with SPAC Merger Sub surviving such merger as a wholly-owned subsidiary of PubCo), and the merger of Company Merger Sub with and into the Company (the “Company Merger,” and together with the SPAC Merger, the “Mergers”) (with the Company surviving such merger as a wholly-owned subsidiary of PubCo), in each case, upon the terms and subject to the conditions set forth therein;

WHEREAS, obtaining the Company Written Consent is a condition precedent to the consummation of the Mergers;

WHEREAS, as a condition and inducement to SPAC’s willingness to enter into the BCA, SPAC has required each Shareholder to enter into this Agreement and a Lock-Up Agreement entered into concurrently herewith (the “Lock-Up Agreement”).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto agree as follows:

Section 1 Covenants of the Shareholders.

(a) During the period beginning on the date of this Agreement and ending on the earlier of (i) the Company Closing, (ii) at such time, if any, as the BCA is validly terminated in accordance with its terms prior to the Company Closing, and (iii) at such time, if any, as the BCA is amended such that it has a material and adverse economic impact on such Shareholder, including but not limited to the induction of any liability on such Shareholder (such period, the “Restricted Period,” and the earlier of clause (i), (ii), and (iii) the “Expiration Time”), each Shareholder, severally and not jointly, hereby agrees:

(i) (A) at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the shareholders of the Company, however called, and in any action by written resolution of the shareholders of the Company, at which the BCA and other related agreements (or any amended version thereof) or such other related actions, are submitted for the consideration of the shareholders of the Company, to vote, or to cause

Annex I-1

the voting of, the Shareholder Shares in favor of: (1) the approval and adoption of the BCA; and (2) the Mergers and the other Transactions, including the Ancillary Documents and all other agreements related to the Company Merger to which the Company or any other Company Entity is a party or to which PubCo or SPAC Merger Sub is a party; and (B) promptly, but in no event later than the date required under the BCA, to execute and deliver the Company Written Consent; and

(ii) (A) at each such meeting, and at any adjournment or postponement thereof, and in any such action by written consent, to vote, or to cause the voting of, the Shareholder Shares against (other than pursuant to, or in furtherance of, the Mergers and the other Transactions): (1) any action, proposal, transaction or agreement that is intended or that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, prevent or delay the consummation of, or otherwise adversely affect, the Mergers, or any of the other Transactions, the BCA or any of the other agreements related to the Mergers (including the Ancillary Documents to which the Company or any other Company Entity is a party or to which PubCo or SPAC Merger Sub is a party) including: (aa) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving any Company Entity, PubCo or SPAC Merger Sub, in each case other than the Mergers and the other Transactions; (bb) a reorganization, recapitalization or liquidation of any Company Entity, PubCo or SPAC Merger Sub, in each case other than the Mergers; or (cc) any amendment or other change to the Organizational Documents of any Company Entity, PubCo or SPAC Merger Sub (other than as expressly contemplated in or permitted by the BCA or the Ancillary Documents), except if approved in writing by SPAC; (2) any Company Acquisition Proposal; (3) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty of the Company contained in the BCA or of such Shareholder contained in this Agreement; or (4) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Mergers set forth in Article VIII of the BCA not being fulfilled; and (B) not to approve or otherwise consent to any matter referred to in any of sub-clauses (1) through (6) of the preceding clause (A) by written consent or written resolution.

(b) During the Restricted Period, each Shareholder shall not, and, except with respect to BLK SMI, LLC (“BLK”), shall direct such Shareholder’s Affiliates not to, directly or indirectly, (1) initiate, seek, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing any nonpublic information), whether publicly or otherwise, any inquiries with respect to, or the making. or submission of, a Company Acquisition Proposal, (2) enter into or engage in any negotiations or discussions with, or provide any nonpublic information to, or afford access to the business, properties, assets, books or records of any Company Entity, PubCo or SPAC Merger Sub to, any Person (other than SPAC or any of its Representatives) relating to or for the purpose of encouraging or facilitating any Company Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions), (3) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity interests of any Company Entity, PubCo or SPAC Merger Sub, (4) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Company Acquisition Proposal, or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, or (5) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action.

(c) For the avoidance of doubt, in the event that (i) any Shareholder Shares are issued to any Shareholder after the date of this Agreement pursuant to any share dividend, share split, recapitalization, reclassification, combination or exchange of Shareholder Shares of, on or affecting the Shareholder Shares owned by such Shareholder or otherwise, (ii) such Shareholder purchases or otherwise acquires beneficial ownership of any Shareholder Shares after the date of this Agreement, or (iii) such Shareholder acquires the right to vote or share in the voting of any Shareholder Shares after the date of this Agreement (such Shareholder Shares or other equity securities of the Company, collectively the “New Securities”), then such New Securities acquired or purchased by such Shareholder shall constitute Shareholder Shares and shall be subject to the terms of this Agreement (including with respect to the voting and proxy requirements set forth in Section 1(a) and Section 2, respectively) to the same extent as if they constituted Shareholder Shares owned by such Shareholder as of the date of this Agreement.

(d) During the Restricted Period, without the prior written consent of SPAC (not to be unreasonably withheld, delayed or conditioned), such Shareholder shall not modify or amend any Contract between or among such Shareholder, anyone related by blood, marriage or adoption to such Shareholder or, except with respect to BLK, any Affiliate of such Shareholder (other than the Company or any other Company Entity), in each case in his or her capacity as a shareholder of the Company, on the one hand, and the Company or any other

Annex I-2

Company Entity, on the other hand, including, for the avoidance of doubt, the Voting Agreement, the Investors’ Rights Agreement and the Right of First Refusal and Co-Sale Agreement (the “Existing Company Governance Agreements”), provided that, for the avoidance of doubt, the Existing Company Governance Agreements shall be terminated substantially contemporaneously with, and subject to the consummation of, the Mergers, but excluding, for the avoidance of doubt, any rights and obligations such Shareholder may have that relate to any commercial agreements with the Company or any Surviving Rights (as defined below).

(e) Subject to and conditioned upon the Company Closing, each Shareholder hereby agrees that each of the following to which such Shareholder is a party shall terminate (provided that all Terminating Rights (as defined below) between any Company Entity and any other holder of Shareholder Shares shall also terminate at such time), effective immediately prior to the Company Closing: (i) the Existing Company Governance Agreements; (ii) any subscription or other purchase agreements relating to Shareholder Shares; and (iii) if applicable to any Shareholder, any rights under any agreement (including any side letter (other than as expressly set forth below)) providing for redemption rights, put rights, purchase rights, information rights or other similar rights not generally available to shareholders of the Company (clauses (i) through (iii), collectively, the “Terminating Rights”) between Shareholder and the Company, but excluding, for the avoidance of doubt, any rights and obligations such Shareholder may have that relate to any non-disclosure agreements, noncompetition agreements, employment agreements, offer letters, restrictive covenants, consulting agreements, indemnification agreements, invention assignment agreements, commercial agreements (and any side letters thereto), letter agreements or agreements providing the Company rights in intellectual property by and between such Shareholder and any Company Entity, which shall survive in accordance with their terms (collectively, “Surviving Rights”).

Section 2 Irrevocable Proxy. Each Shareholder, other than BLK, hereby revokes any proxies that such Shareholder has heretofore granted with respect to such Shareholder’s Shareholder Shares (excluding any proxies granted under the Company’s Organizational Documents or the Existing Company Governance Documents), hereby irrevocably constitutes and appoints the Company as attorney-in-fact and proxy for the purposes of complying with the obligations hereunder in accordance with the Laws of the State of Delaware for and on such Shareholder’s behalf, for and in such Shareholder’s name, place and stead, in the event that such Shareholder fails to comply in any material respect with his, her or its obligations hereunder in a timely manner, to vote the Shareholder Shares of such Shareholder and grant all written consents thereto (including with respect to the Company Written Consent), in each case, in accordance with the provisions of Sections 1(a)(i) and (ii) and represent and otherwise act for such Shareholder in the same manner and with the same effect as if such Shareholder were personally present at any meeting held for the purpose of voting on the foregoing. The foregoing proxy is coupled with an interest, is irrevocable (and, with respect to any Shareholder that is an individual, as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Shareholder) until the end of the Restricted Period and shall not be terminated by operation of Law or upon the occurrence of any other event other than following a termination of this Agreement pursuant to Section 9.1. Each Shareholder authorizes such attorney-in-fact and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company. Each Shareholder, other than BLK, hereby affirms that the irrevocable proxy set forth in this Section 2 is given in connection with the execution by the Company of the BCA and that such irrevocable proxy is given to secure the obligations of such Shareholder under Section 1. The irrevocable proxy set forth in this Section 2 is executed and intended to be irrevocable. Each Shareholder, other than BLK, agrees not to grant any proxy that conflicts or is inconsistent with the proxy granted to the Company in this Agreement. For the avoidance of doubt, this Section 2 shall not apply to BLK in any respects.

Section 3 Representations and Warranties of the Shareholders. Each Shareholder represents and warrants to SPAC, severally solely as to such Shareholder and not jointly, as follows:

3.1 Authorization. If such Shareholder is an individual, such Shareholder has all requisite capacity to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. If such Shareholder is not an individual, such Shareholder (a) is a corporation, partnership, limited liability company, trust or other entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its jurisdiction of incorporation or organization, (b) has all requisite power and authority to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (c) the execution, delivery and performance of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of such Shareholder and no other proceedings on the part of any such Shareholder or such Shareholder’s equityholders

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are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby except as have been obtained prior to the date of this Agreement. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming the due execution and delivery by SPAC, the Company and PubCo, constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as may be limited by the Enforceability Exceptions.

3.2 Consents and Approvals; No Violations.

(a) The execution, delivery and performance of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby do not and will not require any filing or registration with, notification to, or authorization, permit, license, declaration, Order, consent or approval of, or other action by or in respect of, any Governmental Authority, Nasdaq or the NYSE on the part of such Shareholder.

(b) The execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated by this Agreement do not and will not (i) conflict with or violate any provision of the Organizational Documents of such Shareholder if such Shareholder is not an individual, (ii) conflict with or violate, in any respect, any Law applicable to such Shareholder or by which any property or asset of such Shareholder is bound, (iii) require any consent or notice, or result in any violation or breach of, or conflict with, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, result in the loss of any benefit under, or result in the triggering of any payments (including any right of acceleration of any royalties, fees, profit participations or other payments to any Person) pursuant to, any of the terms, conditions or provisions of any Contract to which such Shareholder is a party or by which any of such Shareholder’s properties or assets are bound or any Order or Law applicable to such Shareholder or such Shareholder’s properties or assets, or (iv) result in the creation of a Lien on any property or asset of such Shareholder, except in the case of clauses (ii), (iii) and (iv) above as would not reasonably be expected, either individually or in the aggregate, to impair in any material respect the ability of such Shareholder to timely perform its obligations hereunder or consummate the transactions contemplated hereby. If such Shareholder is a married individual and is subject to community property Laws, such Shareholder’s spouse has consented to this Agreement by having executed a spousal consent in the form attached hereto as Exhibit A.

3.3 Ownership of Shareholder Shares. Such Shareholder (a) is the sole record and beneficial owner of all of the Shareholder Shares listed opposite the name of such Shareholder on Schedule I, free and clear of all Liens (other than Liens as created by this Agreement or the Company’s Organizational Documents or the Existing Company Governance Documents or arising under applicable securities Laws), (b) has the sole voting power with respect to such Shareholder Shares and (c) has not entered into any voting agreement (other than this Agreement and the Existing Company Governance Documents) with or granted any Person any proxy (revocable or irrevocable) with respect to such Shareholder Shares (other than this Agreement). Except as set forth on Schedule I, neither such Shareholder nor any family member of such Shareholder (if such Shareholder is an individual) nor any of the Affiliates of such Shareholder or of such family member of such Shareholder (or any trusts for the benefit of any of the foregoing) owns, of record or beneficially, or has the right to acquire any securities of the Company. As of the time of any meeting of the shareholders of the Company referred to in Section 1(a)(i) and with respect to any written resolution of the shareholders of the Company referred to in clause (B) of each of Section 1(a)(i) or (ii), such Shareholder (or such Shareholder’s Permitted Transferee (as defined below) who has entered into a Joinder Agreement (as defined below)) will be the sole record and beneficial owner of all of the Shareholder Shares listed next to the name of such Shareholder on Schedule I, free and clear of all Liens (other than Liens arising under applicable securities Laws), except with respect to any Shareholder Shares transferred pursuant to a Permitted Transfer (as defined hereinafter) to a Permitted Transferee who has entered into a Joinder Agreement.

3.4 Contracts with the Company. Except for (a) the Contracts described in Section 1(e)(i)-(iii), (b) any Contract listed in Section 6.11(a) of the Company Disclosure Letter and (c) any Contract pursuant to which such Shareholder purchased or received any Shareholder Shares or Company Options which was shared with SPAC in the Company’s virtual data room for the Mergers and the Transactions, neither such Shareholder nor any family member of such Shareholder (if such Shareholder is an individual) nor any of the Affiliates of such Shareholder or of such family member of such Shareholder is a party to any Contract with any Company Entity, PubCo or SPAC Merger Sub.

3.5 Independent Advice. Such Shareholder has received a copy of and has reviewed the BCA, the Lock-Up Agreement and the other documentation relating to the Mergers and the Transactions (including any other Ancillary Documents to which any Company Entity, PubCo or Company Merger Sub is a party) and has had an opportunity to

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discuss such agreements and this Agreement with legal, financial and tax advisors of his, her or its own choosing, and has had the opportunity to review such information regarding the Company as such Shareholder deems relevant or appropriate.

Section 4 No Transfers.

(a) Each Shareholder hereby agrees not to, during the Restricted Period, Transfer (as defined below), or cause to be Transferred, any Shareholder Shares or Company Options owned of record or beneficially by such Shareholder, or any voting rights with respect thereto (“Subject Securities”), or enter into any Contract with respect to conducting any such Transfer. Each Shareholder hereby authorizes SPAC to direct the Company to impose stop, transfer or similar orders to prevent the Transfer of any Subject Securities on the books of the Company in violation of this Agreement. Any Transfer or attempted Transfer of any Subject Securities in violation of any provision of this Agreement shall be void ab initio and of no force or effect.

(b) “Transfer” means (i) any direct or indirect sale, tender pursuant to a tender or exchange offer, assignment, encumbrance, disposition, pledge, hypothecation, gift or other transfer (by operation of law or otherwise), either voluntary or involuntary, of any share capital, options or warrants or any interest (including any beneficial ownership interest) in any share capital, options or warrants (including the right or power to vote any share capital) or (ii) in respect of any share capital, options or warrants or interest (including any beneficial ownership interest) in any share capital, options or warrants to directly or indirectly enter into any swap, derivative or other agreement, transaction or series of transactions, in each case, referred to in this clause (ii) that has an exercise or conversion privilege or a settlement or payment mechanism determined with reference to, or derived from the value of, such share capital, options or warrants and that hedges or transfers, in whole or in part, directly or indirectly, the economic consequences of such share capital, options or warrants or interest (including any beneficial ownership interest) in such share capital, options or warrants whether any such transaction, swap, derivative or series of transactions is to be settled by delivery of securities, in cash or otherwise. A “Transfer” shall not include the transfer of Subject Securities by a Shareholder to such Shareholder’s estate, such Shareholder’s immediate family, to a trust for the benefit of such Shareholder’s family, upon the death of such Shareholder or to an Affiliate of such Shareholder (each such transferee a “Permitted Transferee” and each such transfer, a “Permitted Transfer”). As a condition to any Permitted Transfer, the applicable Permitted Transferee shall be required to become a party to this Agreement and the Lock-Up Agreement (if applicable to such Shareholder) by signing a joinder agreement hereto and thereto in form and substance reasonably satisfactory to SPAC (each a “Joinder”). References to “the parties hereto” and similar references shall be deemed to include any later party signing a Joinder.

(c) Each Shareholder hereby agrees not to, and not to permit any Person under such Shareholder’s control to deposit any of such Shareholder’s Shareholder Shares in a voting trust or subject any of the Shareholder Shares owned beneficially or of record by such Shareholder to any arrangement with respect to the voting of such Shareholder Shares other than agreements entered into with SPAC.

Section 5 Waiver and Release of Claims. Each Shareholder covenants and agrees, severally with respect to such Shareholder only and not with respect to any other Shareholder, as follows:

(a) Subject to and conditioned upon the Company Closing, effective as of the Company Closing (and subject to the limitations set forth in paragraph (c) below), each Shareholder, on behalf of such Shareholder and, except with respect to BLK, his, her or its Affiliates and his, her or its respective successors, assigns, representatives, administrators, executors and agents, and any other Person claiming by, through or under any of the foregoing, does hereby unconditionally and irrevocably release, waive and forever discharge the Company and each other Company Entity, PubCo, SPAC, Company Merger Sub, SPAC Merger Sub and Cantor EP Holdings II, LLC, and each of their respective past and present directors, officers, employees, agents, predecessors, successors, assigns, and Subsidiaries, from any and all past or present claims, demands, damages, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) at or prior to the Company Closing (each a “Claim” and, collectively, the “Claims”), including any and all Claims arising out of or relating to (i) such Shareholder’s capacity as a current or former shareholder, officer or director, manager, employee or agent of the Company or any of its predecessors or Affiliates (or his, her or its capacity as a current or former trustee, director, officer, manager, employee or agent of any other entity in which capacity he, she or it is or was serving at the request of the Company or any other Company Entity, PubCo, SPAC Merger Sub or Company Merger Sub), or (ii) any Contract with the Company or any other Company Entity, PubCo, SPAC Merger Sub or Company Merger Sub) entered into or

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established prior to the Company Closing, including any voting agreement, investors’ rights agreement, right of first refusal and co-sale agreement, management rights letter, or similar shareholders agreements or side letters, or equity purchase agreements, but excluding, for the avoidance of doubt, any Claims such Shareholder may have that relate to any commercial agreements with the Company or any Surviving Rights; provided, however, that the release, waiver and discharge by Shareholder’s Affiliates is limited to Claims that arise from the Transactions.

(b) Each Shareholder acknowledges that he, she or it may hereafter discover facts in addition to or different from those which he, she or it now knows or believes to be true with respect to the subject matter of this Agreement, and that he, she or it may hereafter come to have a different understanding of the Law that may apply to potential claims which he, she or it is releasing hereunder, but he, she or it affirms that, except as is otherwise specifically provided herein, it is his, her or its intention to fully, finally and forever settle and release any and all Claims. In furtherance of this intention, each of the Shareholders acknowledges that the releases contained herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional facts or different understandings of Law. Each Shareholder knowingly and voluntarily waives and releases any and all rights and benefits that he, she or it may now have, or in the future may have, under Section 1542 of the California Civil Code (or any analogous Law of any other jurisdiction), which reads as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

Each Shareholder understands that Section 1542, or a comparable Law of another jurisdiction, gives such Shareholder the right not to release existing claims of which the Shareholder is not aware, unless the Shareholder voluntarily chooses to waive this right. Having been so apprised, each Shareholder nevertheless hereby voluntarily elects to and does waive the rights described in Section 1542, or such other comparable Law, and elects to assume all risks for claims that exist, existed or may hereafter exist in his, her or its favor, known or unknown, suspected or unsuspected, arising out of or related to claims or other matters purported to be released pursuant to this Section 5, in each case, effective at the Company Closing. Each Shareholder acknowledges and agrees that the foregoing waiver is an essential and material term of the release provided pursuant to this Section 5 and that, without such waiver, SPAC would not have agreed to the terms of this Agreement.

(c) Notwithstanding the foregoing provisions of this Section 5 or anything to the contrary set forth herein, no Shareholder releases or discharges, and each Shareholder expressly does not release or discharge, any Claims: (i) that arise under or are based upon the terms of any of the following (as they may be amended from time to time in accordance with their terms and the terms of the BCA): this Agreement, the BCA, any of the Ancillary Documents, any letter of transmittal or any other document, certificate or Contract executed or delivered in connection with the BCA; or (ii) for indemnification, contribution, set-off, reimbursement or similar rights pursuant to any indemnification agreement or Organizational Documents of the Company or any other Company Entity with respect to such Shareholder, any of his, her or its Affiliates or their respective designated members of the boards of directors of the Company or any other Company Entities, in each case of this clause (ii) subject to the survival periods and other terms and conditions set forth in Section 7.18(a) of the BCA in respect of rights to exculpation, indemnification, and advancement of expenses.

(d) Notwithstanding the foregoing provisions of this Section 5, nothing contained in this Agreement shall be construed as an admission by any party hereto of any liability of any kind to any other party hereto.

Section 6 Further Assurances. Each Shareholder hereby agrees that he, she or it shall, from time to time, (a) execute and deliver, or cause to be executed and delivered, such Ancillary Documents as may be necessary to satisfy any condition to the SPAC Closing or the Company Closing, as applicable, under the BCA, in substantially the form previously provided to such Shareholder as of the date of this Agreement, and (b) undertake to (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments, (ii) consent to the termination or amendment of such other agreement, including the Existing Company Governance Agreements (other than with respect to the Surviving Rights) and (iii) take, or cause to be taken, such actions, and do, or cause to be done, and assist and cooperate with the other parties in doing such things, in each case, as are reasonably necessary for the purpose of effectively carrying out the Transactions.

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Section 7 Other Covenants.

7.1 Binding Effect of the BCA. Each Shareholder hereby agrees to be bound by and comply with Sections 7.15 (Public Announcements), 7.16 (Confidential Information) and 7.9 (No Solicitation) of the BCA (and any relevant definitions contained in any such Sections of the BCA) as if such Shareholder was an original signatory to the BCA with respect to such provisions to the same extent as such provisions apply to the Company.

7.2 Disclosure. Each Shareholder hereby authorizes PubCo and SPAC to publish and disclose in any announcement or disclosure, in each case, required by the SEC, Nasdaq or NYSE, as applicable (including all documents and schedules filed with the SEC in connection with the foregoing, including the Proxy/Registration Statement), such Shareholder’s identity and ownership of the Shareholder Shares and the nature of such Shareholder’s commitments and agreements under this Agreement, the BCA, the Ancillary Documents and any other agreements to the extent such disclosure is required by applicable securities Laws, the SEC, Nasdaq or NYSE, as applicable; provided that the content of any such disclosure shall require the prior written consent of such Shareholder (not to be unreasonably withheld, delayed or conditioned); provided, further, that nothing contained herein shall prevent PubCo or SPAC from making any public announcements or disclosures with respect to such Shareholder containing information that has already been made public by the parties in compliance with this Section 7.2.

Section 8 Waiver of Objectors’ Rights. Each Shareholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived, any rights to seek appraisal, rights of objection or any similar rights in connection with the BCA, the Mergers and the Transactions, including under Section 262 of the DGCL and any other similar statute in connection with the Company Merger and the BCA that such Shareholder may have with respect to the Shareholder Shares owned beneficially or of record by such Shareholder.

Section 9 General.

9.1 Termination. This Agreement shall terminate at the Expiration Time, and upon such termination, this Agreement shall be null and void and of no effect whatsoever, and the parties hereto shall have no obligations under this Agreement; provided, however, that no termination of this Agreement shall relieve or release a party from any obligations or liabilities for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such party, in either case, prior to termination of this Agreement. Notwithstanding the foregoing, Section 1(e), Section 5, Section 6 and this Section 9 and any corresponding definitions thereto shall survive any termination of this Agreement resulting from the consummation of the Company Closing.

9.2 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery (a) in person, (b) by email (without receiving notice of non-receipt or other “bounce-back”), (c) by reputable, nationally recognized overnight courier service, or (d) by registered or certified mail, pre-paid and return receipt requested; provided, however, that notice given pursuant to clauses (c) and (d) above shall not be effective unless a duplicate copy of such notice is also given in person or by email (without receiving notice of non-receipt or other “bounce-back”); in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to SPAC:

Cantor Equity Partners II, Inc.

110 East 59th Street

New York, NY 10022

Attn: Chief Executive Officer

Email: [***]

with a copy to (which will not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza, 12th Floor

New York, New York 10004
Attn: Michael Traube, Esq.

Javad Husain, Esq.

Email: michael.traube@hugheshubbard.com

javad.husain@hugheshubbard.com

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If to PubCo or the Company:

c/o Securitize, Inc.

78 SW 7th Steet

Miami, FL 33130

Attn: Carlos Domingo

Email: [***]

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, 10017

Attn: Lee Hochbaum

Email: lee.hochbaum@davispolk.com

If to the Shareholders:

To the address for such Shareholder as set forth set forth on Schedule I.

9.3 Binding Effect; Assignment. Subject to Section 9.4, this Agreement and all of the provisions hereunder shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of SPAC, PubCo and the Company. Any Assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning party of its obligations hereunder.

9.4 Third Parties. Nothing contained in this Agreement shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a party hereto or a successor or permitted assign of such a party; provided, however, that the Persons released pursuant to Section 5(a) that are not parties hereto are intended third-party beneficiaries thereof and shall have enforcement rights in respect of such section.

9.5 Costs and Expenses. Subject to Section 11.5 of the BCA, each party hereto will pay his, her or its own costs and expenses (including legal, accounting and other fees) relating to the negotiation, execution, delivery and performance of this Agreement.

9.6 Waiver of Claims Against Trust; Governing Law; Jurisdiction; Specific Performance. Sections 10.1, 11.6 and 11.7 of the BCA shall apply to this Agreement mutatis mutandis.

9.7 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.8 Amendment. This Agreement may be amended, supplemented or modified only with the written consent of SPAC, the Company, PubCo and Shareholders holding a majority in interest of the Shareholder Shares held by all Shareholders.

9.9 Waiver. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

9.10 Entire Agreement. This Agreement (together with the other Ancillary Documents, the BCA and each of the other documents and the instruments referred to herein, to the extent incorporated herein) embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no

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restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the parties with respect to the subject matter contained herein.

9.11 Cumulative Remedies. The rights, powers, privileges and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers, privileges or remedies provided by Law except as otherwise expressly provided. Nothing in this Section 9.11 shall have the effect of excluding or limiting any liability for or remedy in respect of a Fraud Claim.

9.12 No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. Without in any way limiting the rights or obligations of any party hereto under this Agreement, prior to the Company Closing, (a) no party shall have the power by virtue of this Agreement to control the activities and operations of any other; and (b) except as otherwise set forth in Section 2, no party shall have any power or authority by virtue of this Agreement to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 9.12.

9.13 Capacity as Shareholder. Each Shareholder signs this Agreement solely in his, her or its capacity as a shareholder of the Company, and not in his, her or its capacity as a director (including “director by deputization”), officer or employee of the Company, if applicable. Nothing herein shall be construed to (a) restrict, limit, prohibit or affect any actions or inactions by such Shareholder or any Representative of such Shareholder, as applicable, serving in the capacity of a director or officer of the Company, acting in such Person’s capacity as a director or officer of the Company (it being understood and agreed that the BCA contains provisions that govern the actions or inactions by the directors and officers of the Company with respect to the Transactions) or (b) prohibit, limit or restrict the exercise of any fiduciary duties as director or officer of the Company that is otherwise permitted by, and done in compliance with, the terms of the BCA (and in each case of clauses (a) and (b), without limiting such Shareholder’s obligations hereunder in his, her or its capacity as a Shareholder).

9.14 Headings; Interpretation. The headings and subheadings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “hereof,” “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; (iv) the term “or” means “and/or”; (v) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if”; and (vi) references to “written” or “in writing” include in electronic form. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.15 Counterparts. This Agreement may be executed and delivered (including by facsimile, email or other electronic means or transmission) in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

9.16 No Recourse. Notwithstanding anything herein to the contrary, the obligations of the Shareholders hereunder are several and not joint, and no Shareholder shall be responsible for the actions or inactions of any other Shareholder. Neither the Company nor any other Company Entity, nor PubCo, SPAC Merger Sub or Company Merger Sub, nor any of the past, present or future Company Stockholders (other than the Shareholders party hereto), nor any director, officer, employee, member, partner, shareholder or other owner (whether direct or indirect), Affiliate, agent, attorney or representative of any Company Stockholder, shall have any obligation or liability for the obligations or liabilities of any Shareholder under this Agreement. Without limiting the foregoing, this Agreement may only be enforced against the persons or entities that have executed and delivered a counterpart to this Agreement.

[The next page is the signature page]

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IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Support Agreement as of the date first written above.

SPAC:
CANTOR EQUITY PARTNERS II, INC.
By:	/s/ Brandon Lutnick
Name: Brandon Lutnick
Title: Chief Executive Officer

[Signature Page to Shareholder Support Agreement]

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IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Support Agreement as of the date first written above.

PUBCO:
SECURITIZE HOLDINGS, INC.
By:	/s/ Carlos Domingo
Name: Carlos Domingo
Title: President & Chief Executive Officer
COMPANY:
SECURITIZE, INC.
By:	/s/ Carlos Domingo
Name: Carlos Domingo
Title: Chief Executive Officer

[Signature Page to Shareholder Support Agreement]

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IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Support Agreement as of the date first written above.

/s/ Carlos Domingo
Carlos Domingo
/s/ James H. Finn
James H. Finn
/s/ Tal Elyashiv
Tal Elyashiv
/s/ Shay Finkelstein
Shay Finkelstein
/s/ David Garcia
BORDERLESS SECURITIZE B LLC
Name: David Garcia
Title: Director
/s/ David Garcia
BORDERLESS SECURITIZE B PLUS LLC
Name: David Garcia
Title: Director
/s/ David Garcia
ALGO CAPITAL MASTER FUND LP
Name: David Garcia
Title: Managing Partner
/s/ W. Bradford Stephens
BLOCKCHAIN CAPITAL IV, LP
By: Blockchain Capital W GP, LLC
Its: General Partner
Name: W. Bradford Stephens
Title: Managing Partner
/s/ W. Bradford Stephens
BLOCKCHAIN CAPITAL PARALLEL IV, LP
By: Blockchain Capital IV GP, LLC
Its: General Partner
Name: W. Bradford Stephens
Title: Managing Partner

[Signature Page to Shareholder Support Agreement]

Annex I-12

/s/ W. Bradford Stephens
BLOCKCHAIN III DIGITAL LIQUID VENTURE FUND, LP
By: BC DLVF III GP, LLC
Its: General Partner
Name: W. Bradford Stephens
Title: Managing Partner
/s/ Matthew Le Merle
FIFTH ERA COINVESTORS LLC – SECURITIZE 1
Name: Matthew Le Merle
Title: Director
/s/ Matthew Le Merle
FIFTH ERA COINVESTORS LLC – SECURITIZE 2
Name: Matthew Le Merle
Title: Director
/s/ Matthew Le Merle
FIFTH ERA COINVESTORS LLC – SECURITIZE 3
Name: Matthew Le Merle
Title: Director
GB-VI Growth Fund Investment Limited Partnership
By: Global Brain Corporation, its general partner
By:	/s/ Yasuhiko Yurimoto
Name: Yasuhiko Yurimoto
Title: President & CEO
Email: [***]
/s/ Anthony Gravanis
KENETIC HOLDINGS LIMITED
Name: Anthony Gravanis
Title: Kenetics Holdings Limited
/s/ Manual Silva Martinez
MOURO CAPITAL I LP
Name: Manual Silva Martinez

[Signature Page to Shareholder Support Agreement]

Annex I-13

/s/ Christopher Gottschalk
MOURO CAPITAL I LP
Name: Christopher Gottschalk
/s/ Pedro Teixeira
NHTV SIERRA HOLDINGS LLC
Name: Pedro Teixeira
Title: MD
/s/ Niels Ankerstjerne Sloth
COPENHAGEN VC FUND I K/S
Name: Niels Ankerstjerne Sloth
Title: Director
/s/ Roberto Aitkenhead
COPENHAGEN VC FUND I K/S
Name: Roberto Aitkenhead
Title: Director
/s/ Niels Ankerstjerne Sloth
COPENHAGEN VC FUND II K/S
Name: Niels Ankerstjerne Sloth
Title: Director
/s/ Roberto Aitkenhead
COPENHAGEN VC FUND II K/S
Name: Roberto Aitkenhead
Title: Director
/s/ Kyoungmin Ryu
H FOUNDATION PTE. LTD.
Name: Kyoungmin Ryu
Title: President
/s/ Yungkeun Lee
STANDARD CHARTERED BANK KOREA LIMITED AS TRUSTEE FOR HANWHA LIFESTYLE PRIVE FUND 2
Name: Yungkeun Lee
Title: Head of Trustee

[Signature Page to Shareholder Support Agreement]

Annex I-14

SFV • GB L.P.
By: Global Brain Corporation, its general partner
By:	/s/ Yasuhiko Yurimoto
	Name:	Yasuhiko Yurimoto
	Title:	President & CEO
	Email:	[***]
KDDI Open Innovation Fund III L.P.
By: Global Brain Corporation, its general partner
By:	/s/ Yasuhiko Yurimoto
	Name:	Yasuhiko Yurimoto
	Title:	President & CEO
	Email:	[***]
31 VENTURES Global Innovation Fund L.P.
By: Global Brain Corporation, its general partner
By:	/s/ Yasuhiko Yurimoto
	Name:	Yasuhiko Yurimoto
	Title:	President & CEO
	Email:	[***]
31VENTURES Global Innovation Fund II L.P.
By: Global Brain Corporation, its general partner
By:	/s/ Yasuhiko Yurimoto
	Name:	Yasuhiko Yurimoto
	Title:	President & CEO
	Email:	[***]
Global Brain Corporation
By:	/s/ Yasuhiko Yurimoto
	Name:	Yasuhiko Yurimoto
	Title:	President & CEO
	Email:	[***]

[Signature Page to Shareholder Support Agreement]

Annex I-15

/s/ Connor Hartley
BLK SMI, LLC
By: BlackRock Financial Management, Inc.
Its: Sole Member
Name: Connor Hartley
Title: Managing Director
/s/ Matthew Hinerfeld
J DIGITAL 6 LLC
Name: Matthew Hinerfeld
Title: Authorized Signatory
/s/ Matthew Le Merle
ASP-BCI SECURITIZE (BVI) LTD
Name: Matthew Le Merle
Title: Managing Partner
/s/ James H. Finn
TINY VENTURES LLC
Name: James H. Finn
Title: President
/s/ Tal Elyashiv
SPICE VENTURE CAPITAL PTE. LTD.
Name: Tal Elyashiv
Title: Co-Founder and Managing Partner
/s/ Stephen Giannone
Stephen Giannone
/s/ Mikhail Davidyan
Mikhail Davidyan

[Signature Page to Shareholder Support Agreement]

Annex I-16

Schedule I

Shareholder & Notice Address	Number Shares	Class or Series of Company Stock	Company Options	Company Convertible Securities	Other Equity Interests of any Company Entity	Beneficial or Record Ownership

Annex I-17

Exhibit A
Form of Spousal Consent

SHAREHOLDER SUPPORT AGREEMENT
AND LOCK-UP AGREEMENT SPOUSAL CONSENT

I ____________, spouse of ____________, have read and approve the foregoing Shareholder Support Agreement, dated as of the date hereof, by and among my spouse, Cantor Equity Partners II, Inc., Securitize Holdings, Inc., [____] and the other Shareholders (as defined therein) party thereto and that certain Lock-Up Agreement, dated as of the date hereof, by and [between my spouse and Securitize Holdings, Inc. (collectively, the “Agreements”). In consideration of the terms and conditions as set forth in the Agreements, I hereby appoint my spouse as my attorney-in-fact with respect to the exercise of any rights and obligations under the Agreements, and agree to be bound by the provisions of the Agreements insofar as I may have any rights or obligations in or under the Agreements under the community property laws or similar laws relating to marital or community property in effect in the state of our residence as of the date of the Agreements.

Date __________________________________
Signature of Spouse ______________________
Printed Name of Spouse____________________
WITNESSED BY:
Date
Signature
Printed Name

Annex I-18

Annex J

Sections 238 and 239 of the Cayman Islands Companies Act (as revised)

238. Rights of dissenters

(1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

(2) A member who desires to exercise that person’s entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for that person’s shares if the merger or consolidation is authorised by the vote.

(4) Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5) A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of that person’s decision to dissent, stating —

(a)     that person’s name and address;

(b)    the number and classes of shares in respect of which that person dissents; and

(c)     a demand for payment of the fair value of that person’s shares.

(6) A member who dissents shall do so in respect of all shares that that person holds in the constituent company.

(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of that person’s shares and the rights referred to in subsections (12) and (16).

(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase that person’s shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for that person’s shares, the company shall pay to the member the amount in money forthwith.

(9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires —

(a)     the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)     the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

Annex J-1

(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15) Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16) The enforcement by a member of that person’s entitlement under this section shall exclude the enforcement by the member of any right to which that person might otherwise be entitled by virtue of that person holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

239. Limitation on Rights of dissenters

(1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognised stock exchange or recognised interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except —

(a)     shares of a surviving or consolidated company, or depository receipts in respect thereof;

(b)    shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognised interdealer quotation system or held of record by more than two thousand holders;

(c)     cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or

(d)    any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

(2) Repealed by section 11 of the Companies (Amendment) (No. 2) Act, 2018 [Law 46 of 2018].

Annex J-2

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.Indemnification of directors and officers.

The DGCL does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. However, such provision may be held by the Delaware courts to be unenforceable, to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default, or for the consequences of committing a crime. SPAC’s existing organizational documents provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud, willful neglect or willful default.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, SPAC has been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.Exhibits and Financial Statements Schedules

Exhibit No.	Description of Exhibit
†2.1

Business Combination Agreement, dated as of October 27, 2025, by and among Cantor Equity Partners II, Inc., Securitize, Inc., Securitize Holdings, Inc., Company Merger Sub and SPAC Merger Sub (included as Annex A to the joint proxy statement/prospectus which is part of this registration statement and incorporated herein by reference)

3.1*	Form of Amended and Restated Certificate of Incorporation of Securitize Holdings, Inc.
3.2*	Form of Amended and Restated Bylaws of Securitize Holdings, Inc.
4.1

Specimen Class A Ordinary Share Certificate of Cantor Equity Partners II, Inc. (incorporated herein by reference to Exhibit 4.1 of Cantor Equity Partners II, Inc.’s Amendment No. 1 to the Registration Statement on Form S-1, filed with the SEC on April 25, 2025)

4.2*	Specimen Class A Common Stock Certificate of Securitize Holdings, Inc.
4.3*	Form of Assignment, Assumption and Amendment Agreement, by and among Securitize Holdings, Inc., Cantor Equity Partners II, Inc. and Continental Stock Transfer & Trust Company
5.1*	Opinion of Davis Polk & Wardwell LLP regarding the validity of the PubCo Common Stock under Delaware law
8.1*	Tax Opinion of Hughes Hubbard & Reed LLP
10.1

Form of Amended and Restated Registration Rights Agreement by and among Securitize Holdings, Inc. and the parties thereto (included as Annex E to the joint proxy statement/prospectus which is part of this registration statement and incorporated herein by reference)

10.2

Form of Subscription Agreement by and among Cantor Equity Partners II, Inc., Securitize, Inc., Securitize Holdings, Inc. and the parties thereto (included as Annex F to the joint proxy statement/prospectus which is part of this registration statement and incorporated herein by reference)

10.3

Sponsor Support Agreement, dated as of October 27, 2025, by and among Cantor EP Holdings II, LLC, Cantor Equity Partners II, Inc., Securitize, Inc. and Securitize Holdings, Inc. (included as Annex H to the joint proxy statement/prospectus which is part of this registration statement and incorporated herein by reference)

10.4

Shareholder Support Agreement, dated as of October 27, 2025, by and among, Cantor Equity Partners II, Inc., Securitize Holdings, Inc., Securitize, Inc. and certain shareholders of [Securitize, Inc.] (included as Annex I to the joint proxy statement/prospectus which is part of this registration statement and incorporated herein by reference)

10.5

Investment Management Trust Agreement between Cantor Equity Partners II, Inc. and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 10.2 of Cantor Equity Partners II, Inc.’s Current Report on Form 8-K, filed with the SEC on May 6, 2025)

10.6*	Form of Indemnification Agreement
10.7*	Securitize Holdings, Inc. Amended and Restated [•] Equity Incentive Plan
10.8*	Form of Securitize Holdings, Inc. [•] Equity Incentive Plan
10.9*	Executive Employment Agreement between PubCo and Carlos Domingo, dated as of [•], 2025
10.10*	Executive Employment Agreement between PubCo and Francisco Flores, dated as of [•], 2025
21.1*	List of Subsidiaries of Securitize Holdings, Inc.

Exhibit No.	Description of Exhibit
23.1*	Consent of WithumSmith+Brown, PC, Independent Registered Public Accounting Firm of Cantor Equity Partners II, Inc.
23.2*	Consent of Wolf & Company, PC, Independent Registered Public Accounting Firm of Securitize, Inc.
23.3*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Securitize Holdings, Inc.
23.4*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
23.5*	Consent of Hughes Hubbard & Reed LLP (included in Exhibit 8.1)
24.1*	Power of Attorney (included on signature page)
99.1*	Form of Class A Proxy Card for Cantor Equity Partners II, Inc. Special Meeting
99.2*	Form of Class B Proxy Card for Cantor Equity Partners II, Inc. Special Meeting
107*	Filing fee table

____________

*        To be filed by amendment.

†        Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish a copy of any omitted schedules to the SEC upon request.

#        Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to Securitize, Inc. if publicly disclosed.

Item 22. Undertakings.

1.      The undersigned Registrant hereby undertakes:

(a)     To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and

(b)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)     That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)     That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

3.      The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

4.      The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.      The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

6.      The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning this transaction that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the            day of            , 2025.

SECURITIZE, INC.
By:
Name:	Carlos Domingo
Title:	Chief Executive Officer

* * *

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carlos Domingo and Francisco Flores and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this proxy statement/prospectus, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Director	, 2025
Carlos Domingo	(Principal Executive Officer)
	Chief Financial Officer	, 2025
Francisco Flores	(Principal Financial and Accounting Officer)
	Director	, 2025

	Director	, 2025

	Director	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the              day of            , 2025.

SECURITIZE HOLDINGS, INC.
By:
Name:	Carlos Domingo
Title:	Chief Executive Officer

* * *

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carlos Domingo and Francisco Flores and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this proxy statement/prospectus, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Director	, 2025
Carlos Domingo	(Principal Executive Officer)
	Chief Financial Officer	, 2025
Francisco Flores	(Principal Financial and Accounting Officer)
	Director	, 2025

	Director	, 2025

	Director	, 2025